Use these links to rapidly review the document
TABLE OF CONTENTS
ANNEX B: FINANCIAL INFORMATION

As filed with the Securities and Exchange Commission on September 7, 2007

REGISTRATION NO. 333-[            ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LIBERTY MEDIA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4841 (Primary Standard Industrial Classification code number)	84-1288730 (I.R.S. Employer Identification No.)
12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5400 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Charles Y. Tanabe Liberty Media Corporation 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400	Copy to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4998 (212) 408-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed reclassification described herein have been satisfied or waived, as applicable.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Series A Liberty Capital common stock, par value $.01 per share	125,607,394	N/A	$14,704,468,049.04	$451,427.17

Series B Liberty Capital common stock, par value $.01 per share	7,486,283	N/A

Series A Liberty Entertainment common stock, par value $.01 per share	502,429,576	N/A

Series B Liberty Entertainment common stock, par value $.01 per share	29,945,132	N/A

(1)
The number of shares of the Registrant's proposed Series A Liberty Capital common stock, par value $.01 per share ("New LCAPA"), and Series A Liberty Entertainment common stock, par value $.01 per share ("LMDIA"), being registered has been determined based upon the number of shares of the Registrant's existing Series A Liberty Capital common stock, par value $.01 per share ("Old LCAPA"), anticipated to be recapitalized in the proposed reclassification (which is comprised of 123,140,940 Old LCAPA shares outstanding as of July 31, 2007, and 2,466,454 Old LCAPA shares issuable upon exercise or exchange of stock options and stock appreciation rights outstanding as of July 31, 2007) and the recapitalization ratio of 4 LMDIA shares and 1 New LCAPA share for each share of Old LCAPA. The number of shares of the Registrant's proposed Series B Liberty Capital common stock, par value $.01 per share ("New LCAPB"), and Series B Liberty Entertainment common stock, par value $.01 per share ("LMDIB"), being registered has been determined based upon the number of shares of the Registrant's existing Series B Liberty Capital common stock, par value $.01 per share ("Old LCAPB"), anticipated to be recapitalized in the proposed reclassification (which is comprised of 5,988,020 Old LCAPB shares outstanding as of July 31, 2007, and 1,498,263 Old LCAPB shares issuable upon exercise of stock options outstanding as of July 31, 2007) and the recapitalization ratio of 4 LMDIB shares and 1 New LCAPB share for each share of Old LCAPB.

(2)
Calculated pursuant to Rule 457(c) and 457(f)(1).

(3)
Calculated on the basis of $30.70 per million of the proposed maximum aggregate offering price.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

LIBERTY MEDIA CORPORATION
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

        September 7, 2007

Dear Stockholder:

        You are cordially invited to attend a special meeting of stockholders of Liberty Media Corporation to be held at 9:00 a.m., local time, on October 23, 2007, at the Denver Marriott South at Park Meadows, 10345 Park Meadows Drive, Littleton, CO 80124, telephone (303) 925-0004. A notice of the special meeting, a proxy card, and a proxy statement/prospectus containing important information about the matters to be acted on at the special meeting accompany this letter.

        At the special meeting you will be asked to consider and vote on a group of related proposals, which we refer to as the reclassification proposals, to amend and restate our certificate of incorporation to reclassify our existing Liberty Capital common stock, which we refer to as the Old Liberty Capital common stock, into two new tracking stocks, one to retain the designation Liberty Capital common stock, which we refer to as the Liberty Capital common stock, and the other to be designated the Liberty Entertainment common stock. If the reclassification proposals are approved and our charter is amended and restated, holders of Liberty Capital common stock, Liberty Entertainment common stock and Liberty Interactive common stock will have different rights than holders of Old Liberty Capital common stock and Liberty Interactive common stock under our current charter. The businesses, assets and liabilities that are currently tracked by Old Liberty Capital common stock would be tracked by either the Liberty Capital common stock or the Liberty Entertainment common stock as explained below and described in more detail in the accompanying proxy statement/prospectus. The businesses, assets and liabilities that are currently tracked by our Liberty Interactive common stock would not change under the reclassification proposals.

        The reclassification proposals would provide our board of directors with discretion, among other things, to take actions regarding the conversion of the common stock related to any group into common stock of another group without a further stockholder vote.

        If the reclassification proposals are approved and the reclassification is implemented, each outstanding share of Series A Old Liberty Capital common stock would be changed into one share of Series A Liberty Capital common stock and four shares of Series A Liberty Entertainment common stock, and each outstanding share of Series B Old Liberty Capital common stock would be changed into one share of Series B Liberty Capital common stock and four shares of Series B Liberty Entertainment common stock. The number of shares of Liberty Interactive common stock held by our stockholders would not be affected by the reclassification.

        If the reclassification proposals are approved and the reclassification is implemented, the Liberty Entertainment common stock would be intended to track and reflect the separate economic performance of a newly designated Entertainment Group. The businesses and assets initially to be attributed to the Entertainment Group would include our subsidiaries Starz Entertainment, LLC and

FUN Technologies, Inc., our equity interests in GSN, LLC and WildBlue Communications, Inc., and approximately $500 million of cash and cash equivalents. In addition, we would attribute to this new group the approximate 40% interest in The DirecTV Group, Inc., three regional sports television networks and approximately $588 million in cash that we will receive if our previously announced exchange transaction with News Corporation is completed. We would also attribute to this new group $551 million principal amount (as of June 30, 2007) of our publicly-traded debt.

        While we expect the exchange transaction with News Corporation to be completed before the end of this year, if by the date specified in our agreement with News Corporation we ultimately are unable to obtain all required governmental approvals and a favorable tax ruling and tax opinion we or News Corporation may terminate that transaction. The implementation of the reclassification is contingent upon our closing the exchange transaction with News Corporation; if our exchange transaction with News Corporation is not completed we will not implement the reclassification even if the reclassification proposals are approved by our stockholders.

        The businesses, assets and liabilities to be attributed to the Entertainment Group are currently attributed to our existing Capital Group, which we refer to as the Old Capital Group. If the reclassification proposals are approved and the reclassification is implemented, then immediately following the reclassification the Capital Group, which as so reclassified we refer to as the Capital Group, would initially have attributed to it the remaining businesses and assets that are currently attributed to the Old Capital Group. Those businesses and assets include our subsidiaries Starz Media, LLC, Atlanta National League Baseball Club, Inc. (owner of the Atlanta Braves major league baseball franchise), Leisure Arts, Inc., TruePosition, Inc., and WFRV and WJMN Television Station Inc., and minority equity investments in Time Warner Inc. and Sprint Nextel Corporation. In addition, the Capital Group would have attributed to it $3.93 billion principal amount (as of June 30, 2007) of our publicly-traded debt and $750 million principal amount (as of June 30, 2007) of our bank debt.

        The reclassification proposals are intended to provide us with greater flexibility with regard to making acquisitions and raising capital, by allowing us to use equity securities relating to the Entertainment Group and its more focused group of businesses and assets. We also believe implementation of the reclassification will further clarify our capital structure and result in greater market recognition of the value of both the Capital Group and the Entertainment Group, thereby enhancing stockholder value over the long term.

        It is important to note that holders of the Liberty Capital common stock and the Liberty Entertainment common stock will not have an investment in any of the businesses or assets attributed to the groups to which those stocks relate. Rather, an investment in the Liberty Capital common stock and the Liberty Entertainment common stock would represent an ownership interest in our company as a whole just as an investment in our Old Liberty Capital common stock and Liberty Interactive common stock today represents an ownership interest in our company as a whole rather than an ownership interest in the businesses and assets attributed to the groups to which those shares of stock relate.

        Our restated certificate of incorporation would also authorize the issuance of Series C Liberty Entertainment common stock, none of which would initially be issued.

        We have applied to list Series A Liberty Entertainment common stock and Series B Liberty Entertainment common stock on the Nasdaq Global Select Market and anticipate them to trade under the symbols "LMDIA" and "LMDIB," respectively. Our Series A Liberty Capital common stock and Series B Liberty Capital common stock would continue to be listed under the symbols "LCAPA" and "LCAPB," respectively.

        Our board has approved all of the reclassification proposals and recommends that you vote "FOR" each of them.

        Your vote is important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented.

        Thank you for your cooperation and continued support and interest in Liberty Media Corporation.

Very truly yours,

Gregory B. Maffei President and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the reclassification proposals or the securities being offered in the reclassification or has passed upon the adequacy or accuracy of the disclosure in this booklet. Any representation to the contrary is a criminal offense.

        Investing in our securities involves risks. See Risk Factors beginning on page 20.

        The accompanying proxy statement/prospectus is dated September 7, 2007 and is first being mailed on or about September 13, 2007 to our stockholders of record as of 5:00 p.m., New York City time, on September 6, 2007.

HOW YOU CAN FIND ADDITIONAL INFORMATION

        We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we file periodic reports and other information with the Securities and Exchange Commission. In addition, this proxy statement/prospectus incorporates important business and financial information about us from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain copies of documents filed by us with the Securities and Exchange Commission, including the documents incorporated by reference in this proxy statement/prospectus, through the Securities and Exchange Commission website at http://www.sec.gov or by contacting us by writing or telephoning the office of Investor Relations:

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (877) 772-1518

        If you would like to request any documents from us please do so by October 9, 2007 in order to receive them before the special meeting. If you request any documents, they will be mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

        See "Additional Information—Where You Can Find More Information" beginning on page 100.

LIBERTY MEDIA CORPORATION
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be Held on October 23, 2007

        NOTICE IS HEREBY GIVEN of the special meeting of stockholders of Liberty Media Corporation to be held at 9:00 a.m., local time, on October 23, 2007, at the Denver Marriott South at Park Meadows, 10345 Park Meadows Drive, Littleton, CO 80124, telephone (303) 925-0004, to consider and vote on the following proposals:

  •
  a proposal (which we refer to as the new tracking stock proposal) to amend and restate our certificate of incorporation: to reclassify our Old Liberty Capital common stock into two new tracking stocks, one to retain the designation Liberty Capital common stock and the other to be designated the Liberty Entertainment common stock; to provide for the reattribution of the businesses, assets and liabilities currently attributed to the Old Capital Group between the Capital Group and the Entertainment Group; and to make limited, related changes to the terms of the Liberty Interactive common stock;

  •
  a proposal (which we refer to as the recapitalization proposal) to change each outstanding share of Series A Old Liberty Capital common stock into one share of Series A Liberty Capital common stock and four shares of Series A Liberty Entertainment common stock and to change each outstanding share of Series B Old Liberty Capital common stock into one share of Series B Liberty Capital common stock and four shares of Series B Liberty Entertainment common stock;

  •
  a proposal (which we refer to as the optional conversion proposal) to amend and restate our certificate of incorporation, in connection with the reclassification of the Old Liberty Capital common stock into two new tracking stocks, to provide the board of directors with discretion to convert shares of our common stock intended to track the performance of any of the Capital Group, the Entertainment Group or the Interactive Group into common stock intended to track the performance of one of such other groups; and

  •
  a proposal (which we refer to as the group disposition proposal) to amend and restate our certificate of incorporation, in connection with the reclassification of the Old Liberty Capital common stock into two new tracking stocks, to provide the board of directors with discretion to permit the sale of all or substantially all of the assets attributed to the Capital Group and/or the Entertainment Group without the vote of the stockholders of that group, if the net proceeds of such sale are distributed to the holders of that stock by means of a dividend or redemption, that stock is converted into stock of another group or a combination of the foregoing is effected.

        We refer to these proposals collectively as the reclassification proposals. Each of the new tracking stock proposal, the recapitalization proposal, the optional conversion proposal, and the group disposition proposal is dependent on the others, and none of them will be implemented unless they are all approved at the special meeting. Implementation of the reclassification is further contingent upon the closing of our previously announced exchange transaction with News Corporation and the receipt by us of a favorable opinion from Baker Botts L.L.P. as to certain tax implications of the reclassification.

        We encourage you to read the accompanying proxy statement/prospectus in its entirety before voting. Our proposed amended and restated certificate of incorporation is included as Annex C to this proxy statement/prospectus.

v

        Holders of Series A Liberty Interactive common stock, par value $.01 per share, Series B Liberty Interactive common stock, par value $.01 per share, Series A Old Liberty Capital common stock, par value $.01 per share, and Series B Old Liberty Capital common stock, par value $.01 per share, in each case outstanding as of 5:00 p.m., New York City time, on September 6, 2007, the record date for the special meeting, may vote at the special meeting or at any adjournment or postponement thereof. A list of stockholders entitled to vote at the special meeting will be available at our offices in Englewood, Colorado for review by our stockholders for any purpose germane to the special meeting, for at least 10 days prior to the special meeting.

        Each of the reclassification proposals requires the affirmative vote of each of (1) a majority in voting power of the outstanding shares of Series A Old Liberty Capital common stock, Series B Old Liberty Capital common stock, Series A Liberty Interactive common stock and Series B Liberty Interactive common stock, voting together as a single class, which we refer to as the combined vote, (2) a majority in voting power of the outstanding shares of Series A Old Liberty Capital common stock and Series B Old Liberty Capital common stock, voting together as a separate class, which we refer to as the separate LCAP vote and (3) a majority in voting power of the outstanding shares of Series A Liberty Interactive common stock and Series B Liberty Interactive common stock, voting together as a separate class, which we refer to as the separate LINT vote, in each case held of record on the record date. A vote cast by a holder of record of Old Liberty Capital common stock will be counted towards both the combined vote and the separate LCAP vote and a vote cast by a holder of record of Liberty Interactive common stock will be counted towards both the combined vote and the separate LINT vote. Votes may be cast in person or by proxy at the special meeting or prior to the meeting by telephone or via the Internet.

        Our board of directors has carefully considered and approved all of the reclassification proposals and recommends that you vote "FOR" each of them.

        YOUR VOTE IS IMPORTANT.    We urge you to vote as soon as possible by telephone, Internet or mail.

        By order of the board of directors,

Charles Y. Tanabe Executive Vice President, General Counsel and Secretary
Englewood, Colorado September 7, 2007

Please execute and return the enclosed proxy promptly, whether or not you intend to be present at the special meeting.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS
SUMMARY
General
Liberty Media Corporation
The Reclassification Proposals
Matters Relating to the Reclassification Proposals
Liberty Media Corporation
Interactive Group
Entertainment Group
Capital Group
RISK FACTORS
Risks Relating to the Ownership of Our Common Stock due to our Tracking Stock Capitalization
Factors Relating to our Company, the Interactive Group, the Entertainment Group and the Capital Group
Factors Relating to the Interactive Group's subsidiary QVC
Factors Relating to the DirecTV Group and its Attribution to the Entertainment Group
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE SPECIAL MEETING
Time, Place and Date
Purpose
Quorum
Who May Vote
Votes Required
Recommendation of Our Board of Directors
Shares Outstanding
Number of Holders
Voting Procedures for Record Holders
Voting Procedures for Shares Held in Street Name
Revoking a Proxy
Solicitation of Proxies
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership of Certain Beneficial Owners
Security Ownership of Management
Change of Control
THE RECLASSIFICATION PROPOSALS
General
Treatment of Stock Options and Other Awards
The Entertainment Group, the Capital Group and the Interactive Group
Background and Reasons for the Reclassification Proposals
Recommendation of the Board of Directors
Management and Allocation Policies
Description of Liberty Interactive Common Stock Under Our Amended Charter and Comparison to Liberty Interactive Common Stock Under Our Current Charter
Description of Liberty Capital Common Stock and Liberty Entertainment Common Stock Under Our Amended Charter and Comparison to Old Liberty Capital Common Stock Under Our Current Charter
Description of Other Provisions of Our Amended Charter
Material U.S. Federal Income Tax Consequences

No Appraisal Rights
Stock Exchange Listings
Stock Transfer Agent and Registrar
Accounting Treatment
ADDITIONAL INFORMATION
Legal Matters
Experts
Stockholder Proposals
Where You Can Find More Information
ANNEX A: Description of Business
ANNEX B: Financial Information
ANNEX C: Form of Amended Charter

QUESTIONS AND ANSWERS

        The questions and answers below highlight only selected information about the special meeting and how to vote your shares. You should read carefully the entire proxy statement/prospectus, including the Annexes and the additional documents incorporated by reference herein, to fully understand the reclassification proposals.

Q:  When and where is the special meeting?

A:   The special meeting will be held at 9:00 a.m., local time, on October 23, 2007 at the Denver Marriott South at Park Meadows, 10345 Park Meadows Drive, Littleton, CO 80124, telephone (303) 925-0004.

Q:  What is the record date for the special meeting?

A:   The record date for the special meeting is 5:00 p.m., New York City time, on September 6, 2007.

Q:  What is the purpose of the special meeting?

A:   To consider and vote on the reclassification proposals, which are a group of four related proposals to amend and restate our certificate of incorporation: to reclassify our Old Liberty Capital common stock into two new tracking stocks, one to retain the designation Liberty Capital common stock and the other to be designated the Liberty Entertainment common stock; to provide for reattribution of the businesses, assets and liabilities currently attributed to the Old Capital Group between the Capital Group and the Entertainment Group; to make limited, related changes to the terms of the Liberty Interactive common stock; to provide for the ratios in which a share of Old Liberty Capital common stock will be reclassified into shares of Liberty Capital common stock and Liberty Entertainment common stock; and to provide our board of directors with discretion to take actions regarding, among others, the conversion of any of the Liberty Capital common stock, the Liberty Entertainment common stock or the Liberty Interactive common stock into the common stock of another group, and the disposition of all or substantially all of the assets of the Capital Group or the Entertainment Group without a further stockholder vote.

Q:  What stockholder vote is required to approve each of the reclassification proposals?

A:   Each of the reclassification proposals requires the affirmative vote of each of:

  •
  a majority in voting power of the outstanding shares of Series A Old Liberty Capital common stock, Series B Old Liberty Capital common stock, Series A Liberty Interactive common stock and Series B Liberty Interactive common stock, voting together as a single class, which we refer to as the combined vote,

  •
  a majority in voting power of the outstanding shares of the Series A Old Liberty Capital common stock and Series B Old Liberty Capital common stock, voting together as a separate class, which refer to as the separate LCAP vote; and

  •
  a majority in voting power of the outstanding shares of the Series A Liberty Interactive common stock and Series B Liberty Interactive common stock, voting together as a separate class, which we refer to as the separate LINT vote, in each case held of record on the record date.

A vote cast by a holder of record of Old Liberty Capital common stock will be counted towards both the combined vote and the separate LCAP vote and a vote cast by a holder of record of Liberty Interactive common stock will be counted towards both the combined vote and the separate LINT vote.

Q:  How many votes do stockholders have?

A:   At the special meeting:

  •
  holders of Series A Old Liberty Capital common stock will have one vote per share;

  •
  holders of Series B Old Liberty Capital common stock will have ten votes per share;

  •
  holders of Series A Liberty Interactive common stock will have one vote per share; and

  •
  holders of Series B Liberty Interactive common stock will have ten votes per share;

for purposes of (1) the combined vote, (2) with respect to our Old Liberty Capital common stock, the separate LCAP vote, and (3) with respect to our Liberty Interactive common stock, the separate LINT vote, on each reclassification proposal. Only shares owned as of the record date are eligible to vote at the special meeting.

As of September 6, 2007, the record date for the special meeting, our directors and executive officers beneficially owned approximately 31% of the total voting power of our outstanding shares of common stock, 30% of the total voting power of our outstanding shares of Old Liberty Capital common stock and 31% of the total voting power of our outstanding shares of Liberty Interactive common stock.

Q:  What if some of the reclassification proposals are approved, but not all of them?

A:   If any of the reclassification proposals are not approved by the requisite vote of our stockholders at the special meeting, then none of the reclassification proposals will be implemented and the Old Liberty Capital common stock will not be reclassified into Liberty Capital common stock and Liberty Entertainment common stock.

Q:  Are there any conditions to the implementation of the reclassification proposals?

A:   Yes. In addition to receipt of the requisite vote of our stockholders, implementation of the reclassification is conditioned on the closing of our previously announced exchange transaction with News Corporation and the receipt by us of a favorable opinion from Baker Botts L.L.P. as to certain tax implications of the reclassification.

Q:  What do stockholders need to do to vote on the reclassification proposals?

A:   After carefully reading and considering the information contained in this proxy statement/prospectus, stockholders should complete, sign and date their proxy cards and mail them in the enclosed return envelope, or vote by the telephone or through the Internet, in each case as soon as possible so that their shares are represented and voted at the special meeting. Stockholders who have shares registered in the name of a broker, bank or other nominee should follow the voting instructions provided by their broker, bank or other nominee in instructing them how to vote their shares.

Q:  If shares are held in "street name" by a broker, bank or other nominee, will the broker, bank or other nominee vote those shares for the beneficial owner on the reclassification proposals?

A:   If you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee, your shares will not be voted on the reclassification proposals. Accordingly, your broker, bank or other nominee will vote your shares held in "street name" only if you provide instructions on how to vote. You should follow the directions your broker, bank or other nominee provides to you regarding how to vote your shares.

Q:  May stockholders change their vote on the reclassification proposals after returning a proxy card or voting by telephone or over the Internet?

A:   Yes. Before the start of the special meeting, stockholders who want to change their vote on the reclassification proposals may do so by telephone or over the Internet (if they originally voted by telephone or over the Internet), by voting in person at the special meeting or by delivering a signed proxy revocation or a new signed proxy with a later date to Liberty Media Corporation, c/o Computershare Trust Company, N.A., P.O. Box 43102, Providence, Rhode Island 02940.

Any signed proxy revocation or new signed proxy must be received before the start of the special meeting. Your attendance at the special meeting will not, by itself, revoke your proxy. If your shares are held in an account by a broker, bank or other nominee who you previously contacted with voting instructions, you should contact your broker, bank or other nominee to change your vote.

Q:  When will the reclassification be implemented?

A:   Implementation of the reclassification will occur after the last to occur of the following:

  •
  approval of the reclassification proposals by the requisite vote of stockholders at the special meeting;

  •
  the closing of our previously announced exchange transaction with News Corporation; and

  •
  the receipt by us of a favorable opinion from Baker Botts L.L.P. as to certain tax implications of the reclassification.

We currently expect that at such time as all three conditions are satisfied, we will file an amended and restated charter with the Secretary of State of the State of Delaware and complete the reclassification. However, our board of directors has the right to abandon the reclassification at any time before we file the amended and restated charter, even after the reclassification proposals have been approved by our stockholders and the other conditions to the reclassification have been satisfied.

Q:  If the reclassification is implemented, what do I need to do with my shares of Old Liberty Capital common stock or Liberty Interactive common stock?

A:   Regardless of how you hold your shares, you will not be required to take any action upon implementation of the reclassification. If you are a holder of certificated shares of Old Liberty Capital common stock:

  •
  each stock certificate you hold representing shares of Old Liberty Capital common stock will automatically represent the same number and series of shares of Liberty Capital common stock; and

  •
  you will receive a stock certificate representing the number and series of shares of Liberty Entertainment common stock you are entitled to receive with respect to such shares of Old Liberty Capital common stock.

If you hold shares of Old Liberty Capital common stock through book-entry, those shares will be debited from your account, and your account will be credited with the applicable number and series of shares of Liberty Capital common stock and Liberty Entertainment common stock you are entitled to receive with respect to such shares of Old Liberty Capital common stock.

No actions will be taken with respect to your certificated or book-entry held shares of Liberty Interactive common stock as a result of the reclassification.

Q:  What do I do if I have additional questions?

A:   If you have any questions prior to the special meeting or if you would like copies of any document we refer to or that we incorporate by reference in this document, please call Investor Relations at (877) 722-1518.

SUMMARY

        The following summary includes information contained elsewhere in this proxy statement/prospectus. This summary does not contain all of the important information that you should consider before voting on the reclassification proposals. You should read the entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference herein, carefully.

General

        At the special meeting you will be asked to vote on the reclassification proposals, a group of four related proposals which, if approved and implemented, would result in the reclassification of our Old Liberty Capital common stock into two new tracking stocks, one to retain the designation Liberty Capital common stock and the other to be designated the Liberty Entertainment common stock. The Liberty Entertainment common stock would be intended to track and reflect the separate economic performance of a newly designated Entertainment Group, which would initially have attributed to it a portion of the businesses, assets and liabilities that are currently attributed to the Old Capital Group. The business and assets to be attributed to the Entertainment Group would include our subsidiaries Starz Entertainment, LLC and FUN Technologies, Inc., our equity interests in GSN, LLC and WildBlue Communications, Inc., and approximately $500 million of cash and cash equivalents. We would also attribute to this new group approximately $551 million principal amount (as of June 30, 2007) of our publicly-traded debt which is currently attributed to the Old Capital Group.

        In addition, we would attribute to this new group the approximate 40% interest in The DirecTV Group, Inc., three regional sports television networks and approximately $588 million in cash that we will receive if our previously announced exchange transaction with News Corporation is completed. While we expect that transaction to be completed before the end of this year, the closing is conditioned on receipt of certain governmental approvals and a favorable tax ruling and opinion. As the businesses and assets to be received in our exchange transaction with News Corporation form one of the primary reasons for the creation of the Entertainment Group, we will not implement the reclassification unless and until we close that transaction.

        All of the other businesses, assets and liabilities that are currently attributed to the Old Capital Group would be attributed to the Capital Group. The Liberty Capital common stock would be intended to track and reflect the economic performance of this new, smaller group the businesses and assets of which would include our subsidiaries Starz Media, LLC, Atlanta National League Baseball Club, Inc. (owner of the Atlanta Braves major league baseball franchise), Leisure Arts, Inc., TruePosition, Inc., and WFRV and WJMN Television Station Inc., and minority equity investments in Time Warner Inc. and Sprint Nextel Corporation. In addition, the Capital Group would have attributed to it $3.93 billion principal amount (as of June 30, 2007) of our existing publicly-traded debt and $750 million principal amount (as of June 30, 2007) of our bank debt.

        The reclassification would not change the businesses, assets and liabilities currently attributed to our Interactive Group.

        Tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Interactive Group and the Old Capital Group have, and after the reclassification the Interactive Group, the Capital Group and the Entertainment Group would have, separate collections of businesses, assets and liabilities attributed to them, none of those groups are, or will be, separate legal entities and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stocks have no direct claim to the group's assets and are not represented by a separate board of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

        If all of the reclassification proposals are approved and the reclassification is implemented, the reclassification would be effected by filing an amended and restated certificate of incorporation in the form of Annex C hereto, which we refer to as our amended charter, with the Secretary of State of the State of Delaware. Following such filing:

  •
  each share of Series A Old Liberty Capital common stock would change into one share of Series A Liberty Capital common stock and four shares of Series A Liberty Entertainment common stock; and

  •
  each share of Series B Old Liberty Capital common stock would change into one share of Series B Liberty Capital common stock and four shares of Series B Liberty Entertainment common stock.

The number of shares of Series A Liberty Interactive common stock and Series B Liberty Interactive common stock our stockholders hold would not change as a result of the reclassification. Holders of Liberty Interactive common stock have different rights under our current charter than they would have under our amended charter, and holders of Old Liberty Capital common stock have different rights under our current charter than holders of Liberty Capital common stock and Liberty Entertainment common stock would have under our amended charter. These differences are described under "The Reclassification Proposals—Description of Liberty Interactive Common Stock Under Our Amended Charter and Comparison to Liberty Interactive Common Stock Under Our Current Charter" and "—Description of Liberty Capital Common Stock and Liberty Entertainment Common Stock Under Our Amended Charter and Comparison to Old Liberty Capital Common Stock Under Our Current Charter."

        Our amended charter would also authorize the issuance of a Series C Liberty Entertainment common stock, none of which would initially be issued.

Liberty Media Corporation

        Through our ownership of interests in subsidiaries and other companies, we are primarily engaged in video and online commerce, media, communications and entertainment businesses. We currently attribute our businesses, assets and liabilities to two tracking stocks: our Liberty Interactive common stock and our Old Liberty Capital common stock.

        Our principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Our main telephone number is (720) 875-5400, and our company website is located at www.libertymedia.com. The information contained on our website is not a part of this proxy statement/prospectus.

Interactive Group

        Our shares of Liberty Interactive common stock relate to our Interactive Group, which does not represent a separate legal entity. Rather, it represents those businesses, assets and liabilities of our company which we have attributed to that group. The assets and businesses attributed to the Interactive Group are those engaged in video and online commerce and media, and include our subsidiaries QVC, Inc., Provide Commerce, Inc., BuySeasons, Inc. and Backcountry.com, Inc., and our interests in IAC/InterActiveCorp and Expedia, Inc. In addition, we have attributed $3.11 billion principal amount (as of June 30, 2007) of our publicly-traded debt to the Interactive Group. The reclassification proposals, if approved, would not change the assets, businesses and liabilities attributed to our Interactive Group.

Old Capital Group

        Our shares of Old Liberty Capital common stock relate to our Old Capital Group, which also does not represent a separate legal entity. Rather, it represents all of our businesses, assets and liabilities which we have not attributed to our Interactive Group. Those assets and businesses include: our subsidiaries Starz Entertainment, LLC, Starz Media, LLC, Atlanta National League Baseball Club, Inc. (owner of the Atlanta Braves major league baseball franchise), Leisure Arts, Inc., TruePosition, Inc., FUN Technologies, Inc., and WFRV and WJMN Television Station Inc.; our equity affiliates GSN, LLC and WildBlue Communications, Inc.; and our minority interests in News Corporation, Time Warner Inc. and Sprint Nextel Corporation. In addition, we have attributed $4.48 billion principal amount (as of June 30, 2007) of our existing publicly-traded debt and $750 million principal amount (as of June 30, 2007) of our bank debt to the Old Capital Group. If the reclassification is implemented, the assets, businesses and liabilities we currently attribute to the Old Capital Group would be reattributed to either the Capital Group or the Entertainment Group, as described below.

The Reclassification Proposals

        The reclassification proposals are a group of related proposals that consist of the new tracking stock proposal, the recapitalization proposal, the optional conversion proposal and the group disposition proposal. If all four of these proposals are adopted and the reclassification is implemented, our certificate of incorporation would be amended and restated to provide for the reclassification of the Old Liberty Capital common stock into two new tracking stocks, one to retain the designation Liberty Capital common stock and the other to be designated the Liberty Entertainment common stock. Holders of Old Liberty Capital common stock and Liberty Interactive common stock have different rights under our current charter than they will have if the reclassification proposals are approved and the reclassification is implemented. The terms of the Liberty Capital common stock, the Liberty Entertainment common stock and the Liberty Interactive common stock are set forth in Annex C. If any of the four reclassification proposals is not approved at the special meeting, we do not receive a favorable tax opinion from Baker Botts L.L.P. regarding certain tax implications of the reclassification or if we do not close our exchange transaction with News Corporation, then the reclassification would not be implemented, our certificate of incorporation (which we refer to as our current charter) would not be amended and restated, the Old Liberty Capital common stock would not be reclassified into the Liberty Capital common stock and the Liberty Entertainment common stock and the rights of holders of the Old Liberty Capital common stock and Liberty Interactive common stock would not change.

        Each of the reclassification proposals is described below. While each proposal is conditioned on approval of the other three proposals, we have "unbundled" them so that you may communicate your view to the board of directors as to each proposal being voted on.

The New Tracking Stock Proposal	Under this proposal, you are being asked to approve an amendment and restatement of our certificate of incorporation, which would: reclassify our Old Liberty Capital common stock into two new tracking stocks, one to retain the designation Liberty Capital common stock and the other to be designated the Liberty Entertainment common stock; reattribute the businesses, assets and liabilities currently attributed to the Old Capital Group to either the Capital Group or the Entertainment Group; and make limited, related changes to the terms of the Liberty Interactive common stock.

The Recapitalization Proposal	Under this proposal, you are being asked to approve an amendment and restatement of our certificate of incorporation which would cause each share of Old Liberty Capital common stock issued and outstanding at the time our amended charter is filed with the Secretary of State of the State of Delaware to be changed into one share of the same series of Liberty Capital common stock and four shares of the same series of Liberty Entertainment common stock. Hence, holders of Old Liberty Capital common stock immediately prior to the filing of our amended charter would hold, immediately thereafter, shares of both Liberty Capital common stock and Liberty Entertainment common stock in the foregoing ratios.
The Optional Conversion Proposal	Under this proposal, you are being asked to approve an amendment and restatement of our certificate of incorporation, in connection with the reclassification of the Old Liberty Capital common stock into two new tracking stocks, which would create the right in favor of our board of directors to convert, in their sole discretion, common stock intended to track the performance of any of the Capital Group, the Entertainment Group or the Interactive Group into common stock intended to track the performance of one of the other groups. See paragraphs (b)(ii)-(vii) of Article IV, Section A.2. of Annex C.
The Group Disposition Proposal	Under this proposal, you are being asked to approve an amendment and restatement of our certificate of incorporation, in connection with the reclassification of the Old Liberty Capital common stock into two new tracking stocks, which would create the right in favor of our board of directors to sell all or substantially all of the assets of the Capital Group or the Entertainment Group without a vote of the holders of the stockholders of that group, if the net proceeds of the sale are distributed to holders of that stock by means of a dividend or redemption, that stock is converted into stock of another group or a combination of the foregoing is effected. See paragraphs (e)(ii) and (f)(ii) of Article IV, Section A.2. of Annex C.

Matters Relating to the Reclassification Proposals

The Charter Amendment	If the reclassification proposals are approved at the special meeting and the reclassification is implemented, our amended charter would provide for three tracking stocks: the Liberty Entertainment common stock, the Liberty Capital common stock and the Liberty Interactive common stock. The Liberty Entertainment common stock is intended to track and reflect the economic performance of a new Entertainment Group, which would be attributed certain of the entertainment and communications businesses and assets which are currently attributed to the Old Capital Group. The Liberty Capital common stock is intended to track and reflect the economic performance of the remaining businesses and assets that are currently attributed to the Old Capital Group. The Liberty Interactive common stock will continue to track and reflect the businesses and assets that are currently attributed to the Interactive Group. As is the case with our current tracking stocks, the Liberty Entertainment common stock and the Liberty Capital common stock will each be divided into three series: the Series A common stock, the Series B common stock and the Series C common stock. The Series B common stock of each group will entitle the holder to 10 votes per share, the Series A common stock of each group will entitle the holder to 1 vote per share and the Series C common stock of each group will not entitle the holder to any votes, except to the extent required under Delaware law. The voting rights of each of the three series of our Liberty Interactive common stock will not be changed by our amended charter; however, the aggregate voting power in our company represented by the outstanding shares of Liberty Interactive common stock will be diluted as a result of the application of the exchange ratios in the reclassification. See "Risk Factors—Risks Relating to the Ownership of Our Common Stock due to our Tracking Stock Capitalization—The reclassification will result in a dilution of the aggregate voting power held by the holders of Liberty Interactive common stock." Other differences among the common stocks of the three groups, and among the series of each group's common stock, are described under "The Reclassification Proposals—Description of Liberty Interactive Common Stock Under Our Amended Charter and Comparison to Liberty Interactive Common Stock Under Our Current Charter" and "—Description of Liberty Capital Common Stock and Liberty Entertainment Common Stock Under Our Amended Charter and Comparison to Old Liberty Capital Common Stock Under Our Current Charter."

Mechanics of the Reclassification	Upon filing our amended charter with the Secretary of State of the State of Delaware each outstanding share of Series A Old Liberty Capital common stock will change into one share of Series A Liberty Capital common stock and four shares of Series A Liberty Entertainment common stock, and each outstanding share of Series B Old Liberty Capital common stock will change into one share of Series B Liberty Capital common stock and four shares of Series B Liberty Entertainment common stock.
No shares of Series C Liberty Entertainment common stock will initially be issued in connection with the reclassification. The number of shares of Series A Liberty Interactive common stock and Series B Liberty Interactive common stock held by our stockholders will not change as a result of the reclassification.
Management and Allocation Policies	We currently have management and allocation policies which are designed to assist us in separately presenting the businesses and operations of the Interactive Group and the Old Capital Group. These policies establish guidelines to help us attribute debt, corporate overhead, interest, taxes and other shared benefits, liabilities or activities to either of the two groups. If the reclassification proposals are approved and the reclassification is implemented, we will amend our current management and allocation policies as necessary to assist us in separately presenting the businesses and operations of the Interactive Group, the Entertainment Group and the Capital Group.
Reasons for the Reclassification Proposals	We expect the implementation of the reclassification proposals to:
•
further clarify our capital structure and thereby enable investors and analysts to focus more attention on the separate businesses and assets that we attribute to each of the Entertainment Group, the Capital Group and the Interactive Group, in an effort to encourage greater market recognition of the value of all of our businesses, assets and liabilities and therefore enhance stockholder value over the long term;
•	provide us with an acquisition currency with regard to purchases of additional equity in the businesses to be attributed to the Entertainment Group or in new businesses, as we believe the Liberty Entertainment common stock will be a preferable acquisition currency to our current tracking stocks as the sellers of such equity or businesses will have a greater opportunity to participate in any gains enjoyed by the acquired company after the acquisition due to the greater focus of the Entertainment Group on similar or complementary lines of businesses;

•	provide us with greater flexibility with regard to raising capital, because it will allow us to issue additional types and series of tracking stocks that in each case are appropriate under the circumstances. For example, there may be times when, because of industry-wide trends or other factors, the more focused businesses and assets of the Entertainment Group and the Capital Group are valued more favorably separately than as a whole, which would permit us to raise capital for either or both groups on better terms than would be the case if we had not implemented the reclassification; and
•	allow investors to invest in additional series and types of our common stock that meet their particular investment objectives.
Not a Spin Off
Approval of the reclassification proposals will not result in a spin off of the businesses and assets attributed to the Entertainment Group or the Capital Group, or of the businesses and assets attributed to the existing Interactive Group. All of the businesses, assets and liabilities attributed to each of the groups will remain part of our company.
Our board of directors believes that stockholder value may be enhanced by creating from the businesses, assets and liabilities that are currently attributed to the Old Capital Group two separate series of tracking stock, one intended to track and reflect the economic performance of certain of the distribution, programming and communications businesses and assets that are currently attributed to the Old Capital Group, which would be attributed to a new Entertainment Group, and the other intended to track and reflect the economic performance of the remaining businesses and assets currently attributed to the Old Capital Group, which would be attributed to the Capital Group. These two separate series of tracking stock would be in addition to the existing separate series of tracking stock intended to track and reflect the economic performance of the businesses and assets attributed to our Interactive Group. All of our businesses, however, would continue to benefit from the synergies of being part of the same company, such as an enhanced "consolidated" credit rating, possible tax benefits and shared treasury, finance and other functions. In the event the businesses and assets of the Interactive Group, the Capital Group and/or the Entertainment Group were divided into separate companies, through a spin off or similar transaction, these synergies and benefits would no longer be available. No assurance can be given, however, that the benefits of each group being in the same company will exceed the potential value that could be realized if the groups were separate companies.

Our amended charter will in any event require us to obtain approval, by a separate class vote, of the holders of the common stock intended to track the economic performance of the Entertainment Group, the Capital Group or the Interactive Group if we seek to subsequently spin off some or all of the assets attributed to that group by redeeming shares attributed to that group for securities of a subsidiary holding such assets. If the subsidiary to be spun off holds assets of more than one group at the time of the redemption, we would redeem shares of each such group, and the entire redemption would be subject to the separate class vote of the holders of each affected group's common stock.
Comparison of Old Liberty Capital Common Stock Under Our Current Charter to Liberty Capital Common Stock and Liberty Entertainment Common Stock Under Our Amended Charter	If the reclassification proposals are approved and the reclassification is implemented, shares of Old Liberty Capital common stock will be reclassified into shares of Liberty Capital common stock and Liberty Entertainment common stock. Shares of Liberty Capital common stock and Liberty Entertainment common stock will have different rights. Please see "The Reclassification Proposals—Description of Liberty Capital Common Stock and Liberty Entertainment Common Stock Under Our Amended Charter and Comparison to Old Liberty Capital Common Stock Under Our Current Charter" for a summary of those differences.

Comparison of Liberty Interactive Common Stock Under Our Current Charter to Liberty Interactive Common Stock Under Our Amended Charter	If the reclassification proposals are approved and the reclassification is implemented, there will be more than twice as many shares of Liberty Interactive common stock authorized for issuance but the holders of Liberty Interactive common stock will have substantially the same rights as they currently have, except that under our amended charter: (i) shares of Liberty Interactive common stock may be converted at our option into shares of Liberty Capital common stock or Liberty Entertainment common stock, and shares of Liberty Capital common stock or Liberty Entertainment common stock may be converted at our option into shares of Liberty Interactive common stock, (ii) we may not redeem outstanding shares of Liberty Interactive common stock for securities of a subsidiary holding assets and liabilities of the Interactive Group without a class vote of the holders of our Liberty Interactive common stock, (iii) it is no longer a condition to effecting any such redemption that our board of directors determine that the redemption qualifies for nonrecognition of gain or loss (in whole or in part) under Section 355 of the Internal Revenue Code to the holders of Liberty Interactive common stock, and (iv) if we were to effect a redemption described in clause (ii) with securities of a subsidiary that also holds assets and liabilities of the Capital Group and/or the Entertainment Group, shares of Liberty Capital common stock and/or Liberty Entertainment common stock, as applicable, would also be redeemed in exchange for securities of that subsidiary, and the entire redemption would be subject to the class vote described in clause (ii) as well as the separate class vote of the holders of Liberty Capital common stock and/or Liberty Entertainment common stock, as applicable. Please see "The Reclassification Proposals—Description of Liberty Interactive Common Stock Under Our Amended Charter and Comparison to Liberty Interactive Common Stock Under Our Current Charter" for a summary of those differences.
Effect on Management	No changes in management are currently planned as a result of the transactions contemplated by the reclassification proposals.

Effect on Future Financial Statements	For purposes of preparing the financial information of the Interactive Group, the Entertainment Group and the Capital Group included in this proxy statement/prospectus, we have attributed all of our consolidated assets, liabilities, revenue, expenses and cash flows among these three groups. Following the reclassification, we will present consolidated financial statements and consolidating financial statement information that will show the attribution of our assets, liabilities, revenue, expenses and cash flow among the Interactive Group, the Entertainment Group and the Capital Group. In addition, we will present earnings per share for each of the Liberty Interactive common stock, the Liberty Entertainment common stock and the Liberty Capital common stock. We will, however, retain all beneficial ownership and control of the assets and operations we attribute to our three groups and you will be subject to the risks associated with an investment in our company as a whole.
U.S. Federal Income Tax Considerations	It is a nonwaivable condition to the completion of the reclassification that we receive the opinion of Baker Botts L.L.P. to the effect that, under presently applicable U.S. federal income tax law:
•	the reclassification will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;
•	the Liberty Entertainment common stock and the Liberty Capital common stock issued in the reclassification and the Liberty Interactive common stock modified in the reclassification will be treated as stock of our company for U.S. federal income tax purposes;
•	no gain or loss will be recognized by our company as a result of the reclassification;
•	holders of Old Liberty Capital common stock will not recognize income, gain or loss as a result of the conversion of their shares of Old Liberty Capital common stock into shares of Liberty Entertainment common stock and Liberty Capital common stock in the reclassification;
•	holders of Liberty Interactive common stock will not recognize income, gain or loss as a result of the modification of their Liberty Interactive common stock in the reclassification; and
•	the Liberty Entertainment common stock and the Liberty Capital common stock issued in the reclassification and the Liberty Interactive common stock modified in the reclassification will not constitute Section 306 stock within the meaning of Section 306(c) of the Internal Revenue Code.

There are no court decisions or other authorities bearing directly on transactions similar to the reclassification, and the IRS has announced that it will not issue rulings on the characterization of stock with terms similar to the Liberty Entertainment common stock, the Liberty Capital common stock and the Liberty Interactive common stock. Therefore, because an opinion of counsel is not equivalent to a ruling from the IRS, and there can be no assurance that the IRS would not challenge the conclusions expressed in the opinion we expect to receive from Baker Botts L.L.P., there will be some uncertainty about the tax treatment of the reclassification if it is implemented.
The particular tax consequences of the reclassification to you will depend on the facts of your own situation. We urge you to consult your tax advisors for a full description of the tax consequences of the reclassification to you.
No Appraisal Rights	Under the Delaware General Corporation Law, you will not have appraisal rights in connection with the reclassification.
No Regulatory Approvals	No material state or federal regulatory approvals are required for the reclassification.
Recommendation of our Board of Directors	Our board of directors has approved all of the reclassification proposals and recommends that you vote "FOR" each of them.
Risk Factors	Please see "Risk Factors" starting on page 20 for a discussion of risks that should be considered in connection with the reclassification proposals and an investment in our stock.

Summary Attributed Historical Financial Data

Liberty Media Corporation

        The following table sets forth our historical financial data for the six months ended June 30, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2006, and for each period presented pro forma earnings (loss) from continuing operations attributable to the Entertainment Group and the Capital Group, and the earnings (loss) per common share attributable to the Liberty Interactive common stock, the Liberty Entertainment common stock and the Liberty Capital common stock, in each case as though the reclassification had been completed on January 1, 2004. Such information should be read in conjunction with, our unaudited financial statements for the six months ended June 30, 2007 and our audited financial statements and the notes thereto for the years ended December 31, 2006, 2005 and 2004 included in Part 1 of Annex B to this proxy statement/prospectus.

		December 31,
	June 30, 2007
		2006	2005	2004
	amounts in millions
Summary Balance Sheet Data:
Current assets	$6,099	6,729	5,577	4,459
Cost investments	$20,177	21,622	18,489	21,834
Equity investments	$1,796	1,842	1,908	784
Total assets	$47,574	47,638	41,965	50,181
Long-term debt(1)	$11,645	8,909	6,370	8,566
Long-term deferred income tax liabilities	$8,975	9,661	8,696	9,657
Equity	$21,024	21,633	19,120	24,586
	Six months ended June 30,		Years ended December 31,
	2007	2006	2006	2005	2004
	amounts in millions, except per share amounts
Summary Operations Data:
Revenue	$4,316	3,926	8,613	7,646	6,743
Operating income	$476	481	1,021	944	788
Interest expense	$(295)	(308)	(680)	(626)	(619)
Earnings (loss) from continuing operations:
Liberty Series A and Series B common stock	$—	190	190	(43)	105
Old Liberty Capital common stock	$1,036	272	33	—	—
Liberty Interactive common stock	$193	89	486	—	—
Basic earnings (loss) from continuing operations per common share:
Liberty Series A and Series B common stock	$—	.07	.07	(.02)	.04
Old Liberty Capital common stock	$7.67	1.94	.24	—	—
Liberty Interactive common stock	$.30	.13	.73	—	—
Pro forma earnings (loss) from continuing operations attributable to the Entertainment Group	$57	65	(13)	(33)	683
Pro forma earnings (loss) from continuing operations attributable to the Capital Group	$979	285	124	(308)	(765)
Pro forma basic earnings (loss) from continuing operations per common share(2):
Attributable to the Liberty Entertainment common stock	$.11	.13	(.03)	(.06)	1.32
Attributable to the Liberty Capital common stock	$7.58	2.21	.96	(2.39)	(5.93)

(1)
Effective January 1, 2007, we adopted Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140" ("Statement 155"). Statement 155, among other things, amends Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), and permits fair value remeasurement of hybrid financial instruments that contain an embedded derivative, such as our senior exchangeable debentures, that otherwise would require bifurcation. Under Statement 133, we reported the fair value of the call option feature of our senior exchangeable debentures separate from the long-term debt. The long-term debt portion was reported as the difference between the face amount of the debenture and the fair value of the call option feature on the date of issuance and was accreted through interest expense to its face amount over the expected term of the debenture. Pursuant to the provisions of Statement 155, we now account for our senior exchangeable debentures at fair value rather than bifurcating such instruments into a debt instrument and a derivative instrument. Upon adoption of Statement 155, we increased the carrying value of our long-term debt by $1,848 million, which represented the difference between the fair value of our exchangeable debentures and their carrying value immediately prior to adoption.

(2)
Pro forma basic earnings (loss) from continuing operations per common share attributable to the Entertainment Group and the Capital Group for all periods presented has been calculated based on 516.4 million shares of Liberty Entertainment common stock and 129.1 million shares of Liberty Capital common stock, which are the number of shares that would have been issued if the reclassification had been completed on June 30, 2007. The reclassification would not change the historical basic earnings from continuing operations per common share for the Interactive Group.

Interactive Group

        The following table supplementally sets forth selected historical attributed financial data for the Interactive Group for the six months ended June 30, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2006 and is presented as though our 2006 restructuring had been completed on January 1, 2004. The following information is qualified in its entirety by, and should be read in conjunction with, our financial statements and notes thereto for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 included in Part 1 of Annex B to this proxy statement/prospectus as well as the attributed financial information included in Parts 2 and 3 of Annex B to this proxy statement/prospectus.

		December 31,
	June 30, 2007
		2006	2005	2004
	amounts in millions
Summary Balance Sheet Data:
Current assets	$2,683	2,984	2,729	2,423
Cost investments	$2,606	2,572	2,084	3,844
Equity investments	$1,279	1,358	1,229	78
Total assets	$19,552	19,820	18,351	18,977
Long-term debt	$6,819	6,372	3,950	6,244
Long-term deferred income tax liabilities	$2,961	3,057	3,104	3,465
Attributed net assets	$8,315	8,561	8,231	7,782
	Six months ended June 30,		Years ended December 31,
	2007	2006	2006	2005	2004
	amounts in millions
Summary Operations Data:
Revenue	$3,562	3,323	7,326	6,501	5,687
Operating income	$491	461	1,130	916	748
Interest expense	$(219)	(190)	(417)	(374)	(385)
Earnings from continuing operations	$193	201	598	298	187

Entertainment Group

        The following table supplementally sets forth selected historical attributed financial data for the Entertainment Group for the six months ended June 30, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2006 and is presented as though the reclassification had been completed on January 1, 2004. The following information is qualified in its entirety by, and should be read in conjunction with, our financial statements and notes thereto for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 included in Part 1 of Annex B to this proxy statement/prospectus as well as the attributed financial information included in Parts 2 and 3 of Annex B to this proxy statement/prospectus.

		December 31,
	June 30, 2007
		2006(1)	2005	2004
	amounts in millions
Summary Balance Sheet Data:
Current assets	$816	804	852	759
Cost investments	$11,201	11,160	8,171	9,667
Equity investments	$247	253	319	336
Total assets	$14,385	14,340	11,343	12,825
Long-term debt	$524	173	151	141
Deferred income tax liabilities	$3,694	3,703	2,534	3,179
Attributed net assets	$9,696	9,797	7,993	8,786
	Six months ended June 30,		Years ended December 31,
	2007(1)	2006	2006(1)	2005	2004
	amounts in millions
Summary Operations Data:
Revenue	$551	535	1,075	1,004	963
Operating income(2)	$87	60	12	104	129
Interest expense	$(11)	(15)	(31)	(28)	(30)
Earnings (loss) from continuing operations(3)(4)(5)	$57	65	(13)	(33)	683

(1)
We acquired a controlling interest in FUN Technologies, Inc. in March 2006. The results of operations of FUN are included in the Entertainment Group since its date of acquisition.

(2)
Subsequent to our acquisition of FUN, the market value of FUN's stock declined significantly due to the performance of certain of FUN's subsidiaries and uncertainty surrounding government legislation of Internet gambling which we believe the market perceived as potentially impacting FUN's skill gaming business. In connection with our 2006 annual evaluation of the recoverability of FUN's goodwill, we received a third-party valuation, which indicated that the carrying value of FUN's goodwill exceeded its market value. Accordingly, we recognized a $111 million impairment charge related to goodwill and a $2 million impairment charge related to trademarks in the fourth quarter of 2006.

(3)
In 2005, we recognized a $351 million other-than-temporary decline in the fair value of our investment in News Corporation.

(4)
In 2004, we exchanged certain of our non-voting News Corporation shares for voting News Corporation shares and we sold certain of our other non-voting News Corporation shares. We recognized an aggregate pre-tax gain of $843 million on these transactions.

(5)
In 2004, we recognized $201 million of realized and unrealized gains on derivative instruments attributed to the Entertainment Group.

Capital Group

        The following table supplementally sets forth selected historical attributed financial data for the Capital Group for the six months ended June 30, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2006 and is presented as though the reclassification had been completed as of January 1, 2004. The following information is qualified in its entirety by, and should be read in conjunction with, our financial statements and notes thereto for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 included in Part 1 of Annex B to this proxy statement/prospectus as well as the attributed financial information included in Parts 2 and 3 of Annex B to this proxy statement/prospectus.

		December 31,
	June 30, 2007(2)
		2006(1)	2005	2004
	amounts in millions
Summary Balance Sheet Data:
Current assets	$2,718	2,972	2,132	1,393
Cost investments	$6,370	7,890	8,234	8,323
Equity investments	$270	231	360	370
Total assets	$13,755	13,509	12,407	18,495
Long-term debt(3)	$4,302	2,364	2,269	2,181
Long-term deferred income tax liabilities	$2,320	2,901	3,058	3,101
Attributed net assets	$3,013	3,275	2,896	8,018
	Six months ended June 30,		Years ended December 31,
	2007(1)(2)	2006	2006(1)	2005	2004
	amounts in millions
Summary Operations Data:
Revenue(4)	$203	68	212	141	93
Operating loss	$(102)	(40)	(121)	(76)	(89)
Interest expense	$(65)	(103)	(232)	(224)	(204)
Realized and unrealized gains (losses) on financial instruments, net	$131	124	(268)	203	(1,468)
Gains (losses) on dispositions, net	$623	327	607	(401)	561
Earnings (loss) from continuing operations	$979	285	124	(308)	(765)

(1)
We acquired Starz Media in August 2006. The results of operations of Starz Media are included in the Capital Group since its date of acquisition.

(2)
In 2007, we completed two separate exchange transactions. In the first, we exchanged our CBS Corporation Class B common stock for a subsidiary of CBS that holds WFRV and WJMN TV Station, Inc. and approximately $170 million in cash. In the second, we exchanged approximately 68.5 million shares of Time Warner common stock, subject to a working capital adjustment, for a subsidiary of Time Warner that holds Atlanta National League Baseball Club, Inc., Leisure Arts, Inc., and $984 million in cash. We recognized aggregate gains of $613 million upon completion of these transactions.

(3)
See note 1 to our consolidated historical financial data above.

(4)
In November 2006, TruePosition signed an amendment to its existing services contract with Cingular Wireless that requires TruePosition to develop and deliver additional software features. Because vendor specific objective evidence related to the value of these additional features does not exist, TruePosition is required to defer revenue recognition until all of the features have been delivered. TruePosition estimates that these features will be delivered in the first quarter of 2008.

  Accordingly, absent any further contractual changes, TruePosition will not recognize any revenue under this contract until 2008.

        For more detailed financial information regarding the Interactive Group, the Entertainment Group and the Capital Group, see the attributed financial information included in Parts 2 and 3 of Annex B to this proxy statement/prospectus, which includes managements' discussion and analysis of financial condition and results of operations for our company and each group for the periods presented above.

RISK FACTORS

        In addition to the other information contained in, incorporated by reference in or included as an Annex to this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote to approve the reclassification proposals.

        The risk factors described in this section have been separated into four groups:

  •
  risks that relate to the ownership of our common stock due to our tracking stock capitalization;

  •
  risks that relate to the businesses attributed or to be attributed to the Interactive Group, the Entertainment Group and the Capital Group;

  •
  risks that relate to our subsidiary QVC, Inc.; and

  •
  risks that relate to our ability to close our exchange transaction with News Corporation, and risks that relate to an investment in and the business of DirecTV.

        The risks described below and elsewhere in this proxy statement/prospectus are not the only ones that relate to the reclassification proposals, our tracking stocks or our businesses or the business of DirecTV. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on our company or the businesses attributed to any or all of the Interactive Group, the Entertainment Group and the Capital Group in the future. Past financial performance may not be a reliable indicator of future performance and historical trends may not foretell results or trends in future periods.

        If any of the events described below were to occur, the businesses, prospects, financial condition, results of operations and/or cash flows of our company and any or all of our tracking stock groups could be materially adversely affected. In any such case, the price of any or all of the Liberty Interactive common stock, the Liberty Entertainment common stock and the Liberty Capital common stock could decline, perhaps significantly.

        For the purposes of these risk factors, unless the context otherwise indicates, we have assumed that each of the reclassification proposals is approved and, except as regards the risks that relate to our ability to close our exchange transaction with News Corporation, that the reclassification has been implemented.

Risks Relating to the Ownership of Our Common Stock due to our Tracking Stock Capitalization

        The risks described below apply to the ownership of our Liberty Interactive common stock, our Liberty Entertainment common stock and our Liberty Capital common stock due to our tracking stock capitalization. Investors should note that many of these risks exist today, regardless of the reclassification.

        Holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock will be common stockholders of our company and are, therefore, subject to risks associated with an investment in our company as a whole, even if a holder does not own shares of common stock of all three of our groups.    Even though we have attributed, for financial reporting purposes, all of our consolidated assets, liabilities, revenue, expenses and cash flows to each of the Interactive Group, the Entertainment Group and the Capital Group in order to prepare the separate financial statement schedules included in this proxy statement/prospectus for each of those groups, we retain legal title to all of our assets and our capitalization does not limit our legal responsibility, or that of our subsidiaries, for the liabilities included in any set of financial statement schedules. Holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock will not have any legal rights related to specific assets attributed to the Interactive Group, the Capital Group or the

Entertainment Group and, in any liquidation, holders of Liberty Interactive common stock, holders of Liberty Capital common stock and holders of Liberty Entertainment common stock will be entitled to receive a pro rata share of our available net assets based on their respective numbers of liquidation units. See Article IV, Section A.2.(h) of Annex C.

        We could be required to use assets attributed to one group to pay liabilities attributed to another group or groups.    The assets attributed to one group are potentially subject to the liabilities attributed to the other groups, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other group(s). While our current management and allocation policies provide that transfers of assets between groups will result in the creation of an inter-group loan or an inter-group interest, no provision of our amended charter prevents us from satisfying liabilities of one group with assets of another group, and our creditors will not in any way be limited by our tracking stock capitalization from proceeding against any assets they could have proceeded against if we did not have a tracking stock capitalization.

        The market price of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock may not reflect the performance of the Interactive Group, the Entertainment Group and the Capital Group, respectively, as we intend.    We cannot assure you that the market price of the common stock of a group will, in fact, reflect the performance of the group of businesses, assets and liabilities attributed to that group. Holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock will be common stockholders of our company as a whole and, as such, will be subject to all risks associated with an investment in our company and all of our businesses, assets and liabilities. As a result, the market price of each series of stock of a group may simply reflect the performance of our company as a whole or may more independently reflect the performance of some or all of the group of assets attributed to such group. In addition, investors may discount the value of the stock of a group because it is part of a common enterprise rather than a stand-alone entity.

        The market price of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock may be volatile, could fluctuate substantially and could be affected by factors that do not affect traditional common stock.    We do not know how the market will react to the reclassification of the Old Liberty Capital common stock into the Liberty Entertainment common stock and the Liberty Capital common stock. In addition, to the extent the market prices of the Liberty Capital common stock and the Liberty Entertainment common stock track the performance of more focused groups of businesses, assets and liabilities than the Old Liberty Capital common stock does, the market prices of these new tracking stocks may be more volatile than the market price of the Old Liberty Capital common stock has historically been. We also do not know how the reclassification will affect the market price of the Liberty Interactive common stock. The market prices of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock may also be materially affected by, among other things:

  •
  actual or anticipated fluctuations in a group's operating results or in the operating results of particular companies attributable to such group;

  •
  potential acquisition activity by our company or the companies in which we invest;

  •
  issuances of debt or equity securities to raise capital by our company or the companies in which we invest and the manner in which that debt or the proceeds of an equity issuance are attributed to each of the groups;

  •
  changes in financial estimates by securities analysts regarding Liberty Interactive common stock, Liberty Capital common stock or Liberty Entertainment common stock or the companies attributable to any of those groups;

  •
  the complex nature and the potential difficulties investors may have in understanding the terms of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock, as well as concerns regarding the possible effect of certain of those terms on an investment in the stock relating to any of those groups; and

  •
  general market conditions.

        We cannot assure you that the combined market value of Liberty Entertainment common stock and Liberty Capital common stock after the completion of the reclassification will equal or exceed the current market value of Old Liberty Capital common stock, or that such combined market value plus the market value of the Liberty Interactive common stock will equal or exceed the current combined market value of our Liberty Interactive common stock and Old Liberty Capital common stock. In addition, until an orderly trading market develops for Liberty Entertainment common stock and Liberty Capital common stock following completion of the reclassification, the trading prices of those stocks may fluctuate significantly.

        The market value of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock could be adversely affected by events involving the assets and businesses attributed to only one of such groups.    Because we will be the issuer of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock, an adverse market reaction to events relating to the assets and businesses attributed to one of our groups, such as earnings announcements or announcements of new products or services, acquisitions or dispositions that the market does not view favorably, may cause an adverse reaction to the common stock of our other groups. This could occur even if the triggering event is not material to us as a whole. In addition, the incurrence of significant indebtedness by us or any of our subsidiaries on behalf of one group, including indebtedness incurred or assumed in connection with acquisitions of or investments in businesses, could affect our credit rating and that of our subsidiaries and, therefore, could increase the borrowing costs of businesses attributable to our other groups or the borrowing costs of our company as a whole.

        We may not pay dividends equally or at all on Liberty Interactive common stock, Liberty Capital common stock or Liberty Entertainment common stock.    We do not presently intend to pay cash dividends on Liberty Interactive common stock, Liberty Capital common stock or Liberty Entertainment common stock for the foreseeable future. However, we will have the right to pay dividends on the shares of common stock of each group in equal or unequal amounts, and we may pay dividends on the shares of common stock of one group and not pay dividends on shares of common stock of one or both of the other groups. In addition, any dividends or distributions on, or repurchases of, shares relating to any group will reduce our assets legally available to be paid as dividends on the shares relating to the other groups.

        Our tracking stock capital structure could create conflicts of interest, and our board of directors may make decisions that could adversely affect only some holders of our common stock.    Our tracking stock capital structure could give rise to occasions when the interests of holders of stock of one group might diverge or appear to diverge from the interests of holders of stock of one or both of the other groups. In addition, given the nature of their businesses, there may be inherent conflicts of interests between the Interactive Group, the Entertainment Group and the Capital Group. Our officers and directors owe fiduciary duties to all of our stockholders. The fiduciary duties owed by such officers and directors are to our company as a whole, and decisions deemed to be in the best interest of our company may not be in the best interest of a particular group when considered independently. Examples include:

  •
  decisions as to the terms of any business relationships that may be created between and among the Interactive Group, the Capital Group and/or the Entertainment Group or the terms of any transfers of assets between the groups;

  •
  decisions as to the allocation of consideration among the holders of Liberty Interactive common stock, Liberty Capital common stock and/or Liberty Entertainment common stock, or among the series of stocks relating to any of our groups, to be received in connection with a merger involving our company;

  •
  decisions as to the allocation of corporate opportunities between the groups, especially where the opportunities might meet the strategic business objectives of more than one group;

  •
  decisions as to operational and financial matters that could be considered detrimental to some groups but beneficial to others;

  •
  decisions as to the conversion of shares of common stock of one group into shares of common stock of another;

  •
  decisions regarding the creation of, and, if created, the subsequent increase or decrease of any inter-group interest that one group may own in another group;

  •
  decisions as to the internal or external financing attributable to business or assets attributed to any of our groups;

  •
  decisions as to the dispositions of assets of any of our groups; and

  •
  decisions as to the payment of dividends on the stock relating to any of our groups.

        In addition, if directors own disproportionate interests (in percentage or value terms) in Liberty Interactive common stock, Liberty Capital common stock or Liberty Entertainment common stock, that disparity could create or appear to create conflicts of interest when they are faced with decisions that could have different implications for the holders of Liberty Interactive common stock, Liberty Capital common stock or Liberty Entertainment common stock.

        Other than pursuant to the management and allocation policies described in this proxy statement/prospectus, we have not adopted any specific procedures for consideration of matters involving a divergence of interests among holders of shares of stock relating to our different groups, or among holders of different series of stock relating to a specific group.    Rather than develop additional specific procedures in advance, our board of directors intends to exercise its judgment from time to time, depending on the circumstances, as to how best to:

  •
  obtain information regarding the divergence (or potential divergence) of interests;

  •
  determine under what circumstances to seek the assistance of outside advisers;

  •
  determine whether a committee of our board of directors should be appointed to address a specific matter and the appropriate members of that committee; and

  •
  assess what is in our best interests and the best interests of all of our stockholders.

        Our board of directors believes the advantage of retaining flexibility in determining how to fulfill its responsibilities in any such circumstances as they may arise outweighs any perceived advantages of adopting additional specific procedures in advance. See "The Reclassification Proposals—Management and Allocation Policies."

        Holders of shares of stock relating to a particular group may not have any remedies if any action by our directors or officers has an adverse effect on only that stock, or on a particular series of that stock.    Principles of Delaware law and the provisions of our amended charter may protect decisions of our board of directors that have a disparate impact upon holders of shares of stock relating to a particular group, or upon holders of any series of stock relating to a particular group. Under Delaware law, the board of directors has a duty to act with due care and in the best interests of all of our stockholders, regardless of the stock, or series, they hold. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that a board of directors owes an equal duty to all common stockholders and does not have separate or additional duties to any subset of stockholders. Recent judicial opinions in Delaware involving tracking stocks have established that decisions by directors or officers involving differing treatment of holders of tracking stocks may be judged under the business judgment rule. The business judgment rule generally provides that a director or officer of our company may be deemed to have satisfied his or her fiduciary duties to our company if that person acts in a manner he or she believes in good faith to be in the best interests of our company as a whole, and not of any single group of our stockholders. As a result, in some circumstances, our directors or officers may be required to make a decision that is viewed as adverse to the holders of shares relating to a particular group or to the holders of a particular series of that stock. Therefore, under the principles of Delaware law referred to above and the business judgment rule, you may not be able to successfully challenge decisions that you believe have a disparate impact upon the stockholders of one of our groups if our board of directors is disinterested, adequately informed with respect to their decisions and acts in good faith, on behalf of all of our stockholders.

        Our board of directors may change the management and allocation policies to the detriment of any group without stockholder approval.    Our board of directors has adopted certain management and allocation policies to serve as guidelines in making decisions regarding the relationships between and among the Interactive Group, the Entertainment Group and the Capital Group with respect to matters such as tax liabilities and benefits, inter-group loans, inter-group interests, attribution of assets acquired after the restructuring of a group, financing alternatives, corporate opportunities and similar items. See "The Reclassification Proposals—Management and Allocation Policies." These policies are not included in the amended charter. Our board of directors may at any time change or make exceptions to these policies. Because these policies relate to matters concerning the day to day management of our company as opposed to significant corporate actions, such as a merger involving our company or a sale of substantially all of our assets, no stockholder approval is required with respect to their adoption or amendment. A decision to change, or make exceptions to, these policies or adopt additional policies could disadvantage one or more groups while advantaging the other(s).

        Stockholders will not vote on how to attribute consideration received in connection with a merger involving our company among holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock.    Our amended charter does not contain any provisions governing how consideration received in connection with a merger or consolidation involving our company is to be attributed to the holders of Liberty Interactive common stock, holders of Liberty Capital common stock and holders of Liberty Entertainment common stock or to the holders of different series of stock, and none of the holders of Liberty Interactive common stock, Liberty Capital common stock or Liberty Entertainment common stock will have a separate class vote in the event of such a merger or consolidation. Consistent with applicable principles of Delaware law, our board of directors will seek to divide the type and amount of consideration received in a merger or consolidation involving our company among holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock in a fair manner. As the different ways the board of directors may divide the consideration between holders of stock relating to the different groups, and among holders of different series of a particular stock, might have materially different results, the consideration to be received by holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock in any such merger or consolidation may be materially less valuable than the consideration they would have received if they had a separate class vote on such merger or consolidation.

        We may dispose of assets of the Interactive Group, the Capital Group or the Entertainment Group without your approval.     Delaware law requires stockholder approval only for a sale or other disposition of all or substantially all of the assets of our company taken as a whole, and our amended charter does not require a separate class vote in the case of a sale of a significant amount of assets of any of our groups. As long as the assets attributed to the Interactive Group, the Capital Group or the Entertainment Group proposed to be disposed of represent less than substantially all of our assets, we may approve sales and other dispositions of any amount of the assets of such group without any stockholder approval. Based on the proposed composition of the groups immediately following the reclassification, we believe that a sale of all or substantially all of the assets of any group, on a stand alone basis, would not be considered a sale of substantially all of the assets of our company requiring stockholder approval.

        If we dispose of all or substantially all of the assets of any group (which means, for this purpose, assets representing 80% of the fair market value of the total assets of the disposing group, as determined by our board of directors), we would be required, if the disposition is not an exempt disposition under the terms of our amended charter, to choose one or more of the following three alternatives:

  •
  declare and pay a dividend on the disposing group's common stock;

  •
  redeem shares of the disposing group's common stock in exchange for cash, securities or other property; and/or

  •
  convert all of the disposing group's outstanding common stock into common stock of one of the other groups. See paragraphs (e)(ii), (f)(ii) and (g)(ii) of Article IV, Section A.2. of Annex C.

        In this type of a transaction, holders of the disposing group's common stock may receive less value than the value that a third-party buyer might pay for all or substantially all of the assets of the disposing group.

        Our board of directors will decide, in its sole discretion, how to proceed and is not required to select the option that would result in the highest value to holders of any group of our common stock.

        Holders of Liberty Interactive common stock, Liberty Capital common stock or Liberty Entertainment common stock may receive less consideration upon a sale of the assets attributed to that group than if that group were a separate company.    If the Interactive Group, the Capital Group or the Entertainment Group were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of a separate, independent company with the same assets might receive a greater amount of proceeds than the holders of Liberty Interactive common stock, Liberty Capital common stock or Liberty Entertainment common stock would receive upon a sale of all or substantially all of the assets of the group to which their shares relate. In addition, we cannot assure you that in the event of such a sale the per share consideration to be paid to holders of Liberty Interactive common stock, Liberty Capital common stock or Liberty Entertainment common stock, as the case may be, will be equal to or more than the per share value of that share of stock prior to or after the announcement of a sale of all or substantially all of the assets of the applicable group.

        If we sell all or substantially all of the assets attributed to the Interactive Group, the Capital Group or the Entertainment Group, our board of directors may take actions with respect to the shares of common stock of that group which could result in a loss of value for stockholders.    We have the right to dispose of the assets of the Interactive Group, the Capital Group or the Entertainment Group, in whole or in part. If we dispose of all or substantially all of the assets of any group, then our board of directors can decide to: (i) dividend an amount equal to the net proceeds to holders of that group's common stock, on a pro rata basis; (ii) convert the shares of that group's common stock into shares of the other groups' common stock at a ratio of 110% of the market price of the common stock of the converted group divided by 100% of the market price of the common stock of the group into which shares are converted; (iii) redeem shares of that group's common stock for cash, securities or other assets with a fair value equal to such net proceeds; or (iv) do a combination of the foregoing. There is no requirement that the action taken by the board of directors be tax-free to the holders of the shares of common stock of that group. In any of the foregoing cases, stockholders could suffer a loss in the value of their investment in our company.

        Our board of directors may in its sole discretion elect to convert the common stock relating to one group into common stock relating to one of our other groups, thereby changing the nature of your investment and possibly diluting your economic interest in our company, which could result in a loss in value to you.    Our amended charter will permit our board of directors, in its sole discretion, to convert all of the outstanding shares of common stock relating to any of our groups (including our Interactive Group) into shares of common stock of any of our other groups on the terms described in paragraphs (b)(ii)-(vii) of Article IV, Section A.2. of Annex C. A conversion would preclude the holders of stock in both groups involved in such conversion from retaining their investment in a security that is intended to reflect separately the performance of the relevant group. We cannot predict the impact on the market value of our stock of (1) our board of directors' ability to effect any such conversion or (2) the exercise of this conversion right by our company. In addition, our board of directors may effect such a conversion at a time when the market value of our stock could cause the stockholders of one group to be disadvantaged.

        Holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock will vote together and will have limited separate voting rights.    Holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock will vote together as a single class, except in certain limited circumstances prescribed by our amended charter and under Delaware law. Each share of Series B common stock of each group will have ten votes per share, and each share of Series A common stock of each group will have one vote per share. Holders of Series C common stock of any group will have no voting rights, other than those required under Delaware law. When holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock vote together as a single class, holders having a majority of the votes will be in a position to control the outcome of the vote even if the matter involves a conflict of interest among our stockholders or has a greater impact on one group than the other.

        Our capital structure as well as the fact that the Interactive Group, the Capital Group and the Entertainment Group are not independent companies may inhibit or prevent acquisition bids for the Interactive Group, the Capital Group or the Entertainment Group.    If the Interactive Group, the Entertainment Group and the Capital Group were separate independent companies, any person interested in acquiring the Interactive Group, the Capital Group or the Entertainment Group without negotiating with management could seek control of that group by obtaining control of its outstanding voting stock, by means of a tender offer, or by means of a proxy contest. Although we intend Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock to reflect the separate economic performance of the Interactive Group, the Entertainment Group and the Capital Group, respectively, those groups are not separate entities and a person interested in acquiring only one group without negotiation with our management could obtain control of that group only by obtaining control of a majority in voting power of all of the outstanding shares of common stock of our company. The existence of shares of common stock, and different series of shares, relating to different groups could present complexities and in certain circumstances pose obstacles, financial and otherwise, to an acquiring person that are not present in companies which do not have capital structures similar to ours.

        The reclassification will result in a dilution of the aggregate voting power held by the holders of Liberty Interactive common stock.    Although the per share voting rights of the Liberty Interactive common stock are the same under our current charter and our amended charter, the aggregate voting power in our company represented by the outstanding shares of Liberty Interactive common stock will decrease as a result of the exchange ratios applied in the reclassification. Under our current charter, based on the number of our shares outstanding on July 31, 2007, holders of Liberty Interactive common stock collectively direct approximately 83% of the aggregate voting power in our company, and the holders of Old Liberty Capital common stock collectively direct approximately 17% in the aggregate voting power in our company. Because (i) each share of Old Liberty Capital common stock is being reclassified as one share of the corresponding series of Liberty Capital common stock and four shares of the corresponding series of Liberty Entertainment common stock and (ii) each share of Liberty Capital common stock and each share of Liberty Entertainment common stock will represent the same number of per share votes as the corresponding share of Old Liberty Capital common stock for which they are exchanged in the reclassification, former holders of Old Liberty Capital common stock will hold five times as many votes after the reclassification as they held immediately prior to the reclassification. As a result, immediately following the reclassification and based on the number of our shares outstanding on July 31, 2007, holders of Liberty Interactive common stock will collectively direct approximately 50% of the aggregate voting power in our company, while the holders of Liberty Capital common stock and Liberty Entertainment common stock will collectively direct approximately 50% in the aggregate voting power of our company.

        No IRS ruling has been obtained by us with respect to the tax consequences to you or us of the reclassification.    While we believe that no income, gain or loss will be recognized by you or us for U.S. federal income tax purposes as a result of the reclassification, there are no court decisions or other authorities bearing directly on the characterization of stock with features similar to the Liberty Entertainment common stock, the Liberty Capital common stock, and the Liberty Interactive common stock. In addition, the IRS has announced that it will not issue rulings on the classification of an instrument with terms similar to the Liberty Entertainment common stock, the Liberty Capital common stock, or the Liberty Interactive common stock. Therefore, the tax treatment of the reclassification is subject to some uncertainty.

        It is possible, therefore, that the IRS could successfully assert that the issuance of the Liberty Entertainment common stock or the Liberty Capital common stock or both in the reclassification in exchange for Old Liberty Capital common stock is taxable to holders of Old Liberty Capital common stock and/or to us. If Liberty Entertainment common stock or Liberty Capital common stock or both represent property other than stock of our company (Other Property), the receipt of Liberty Entertainment common stock or Liberty Capital common stock by holders of Old Liberty Capital common stock might be treated as a fully taxable dividend in an amount equal to the fair market value of such stock constituting Other Property (subject in the case of stockholders that are corporations, to any applicable dividends received deduction) or the receipt of both might be treated as a fully taxable exchange, in which case holders of Old Liberty Capital common stock could recognize dividend income or gain or loss with respect to their shares of Old Liberty Capital common stock held immediately prior to the reclassification. Furthermore, we or our subsidiaries would recognize a significant taxable gain as a result of the reclassification in an amount equal to the excess of the fair market value of such stock constituting Other Property over its federal income tax basis to us or our subsidiaries allocable to such Other Property. Pursuant to the management and allocation policies described under "The Reclassification Proposals—Management and Allocation Policies," the cash for the payment of these taxes would be drawn from funds attributed to the Capital Group; however, under U.S. treasury regulations, each member of our affiliated group for U.S. federal income tax purposes (including those that are attributed to the Entertainment Group or the Interactive Group) could be liable to the U.S. government for any U.S. federal income taxes, which are not discharged by the Capital Group. In addition, we may no longer be able to file a consolidated U.S. federal income tax return which includes eligible entities attributed to the Entertainment Group, the Capital Group, and the Interactive Group. These tax liabilities, if they arise, could have a material adverse effect on us and each group.

        It is also possible that the IRS could successfully assert that the Liberty Entertainment common stock, the Liberty Capital common stock, or the Liberty Interactive common stock is Section 306 stock, within the meaning of Section 306(c) of the Internal Revenue Code. If any of our stock were determined to be Section 306 stock, you could be required to recognize ordinary income on the subsequent sale or exchange of such Section 306 stock, or dividend income on any redemption of such Section 306 stock, without regard to your basis in such stock, and you generally would not be permitted to recognize any loss on such disposition.

        Changes in the tax law or in the interpretation of current tax law may result in the cessation of the future issuance of shares of Liberty Entertainment common stock, Liberty Capital common stock and/or Liberty Interactive common stock or our conversion of stock intended to track the performance of one group into stock intended to track the performance of another group.    If, due to a change in tax law or a change in the interpretation of current tax law, there are adverse tax consequences resulting from the issuance of Liberty Entertainment common stock, Liberty Capital common stock, and/or Liberty Interactive common stock it is possible that we would not issue additional shares of Liberty Entertainment common stock, Liberty Capital common stock, and/or Liberty Interactive common stock even if we would otherwise choose to do so. This possibility could affect the value of Liberty Entertainment common stock, Liberty Capital common stock, or Liberty Interactive common stock then outstanding and our ability to use our stock as acquisition currency or to raise funds in the capital markets. In addition, we may elect to convert stock intended to track the performance of one group into stock intended to track the performance of another group, thereby changing the nature of your investment, which could result in a loss in value.

        It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.     Certain provisions of our amended charter and bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include:

  •
  authorizing a capital structure with multiple series of common stock, a Series B common stock of each group that entitles the holders to ten votes per share, a Series A common stock of each group that entitles the holder to one vote per share, and a Series C common stock of each group that except as otherwise required by applicable law, entitles the holder to no voting rights;

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  •
  classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

  •
  limiting who may call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders; and

  •
  establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        Our chairman, John C. Malone, has the power to direct approximately 30% of the aggregate voting power in our company, due to his beneficial ownership of approximately 90% of the outstanding shares of Series B Old Liberty Capital common stock and 90% of the outstanding shares of Series B Liberty Interactive common stock. If the reclassification is implemented, Mr. Malone will beneficially own approximately 90% of the Series B stock of each of our tracking stocks, and he will continue to have the power to direct approximately 30% of the aggregate voting power in our company.

Factors Relating to our Company, the Interactive Group, the Entertainment Group and the Capital Group

        The risks described below apply to our company and to the businesses and assets attributable to the Interactive Group, the Entertainment Group and the Capital Group.

        The historical financial information of the Interactive Group, the Entertainment Group and the Capital Group included in this proxy statement/prospectus may not necessarily reflect their results as separate companies.    One of the reasons for the creation of a tracking stock is to permit equity investors to apply more specific criteria in valuing the shares of a particular group, such as comparisons of earnings multiples with those of other companies in the same business sector. In valuing shares of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock, investors should recognize that the historical financial information of the Interactive Group, the Entertainment Group and the Capital Group included in this proxy statement/prospectus has been extracted from our consolidated financial statements and may not necessarily reflect what the Interactive Group's, the Capital Group's and the Entertainment Group's results of operations, financial condition and cash flows would have been had the Interactive Group, the Entertainment Group and the Capital Group been separate, stand-alone entities pursuing independent strategies during the periods presented.

        We do not have the right to manage our business affiliates, which means we are not able to cause those affiliates to operate in a manner that is favorable to us.    We will not have the right to manage the businesses or affairs of any of our business affiliates (generally those companies in which we have less than a majority stake) attributed to the Interactive Group, the Capital Group or the Entertainment Group. Rather, our rights may take the form of representation on the board of directors or a partners' or similar committee that supervises management or possession of veto rights over significant or extraordinary actions. The scope of our veto rights vary from agreement to agreement. Although our board representation and veto rights may enable us to exercise influence over the management or policies of a business affiliate, enable us to prevent the sale of material assets by a business affiliate in which we own less than a majority voting interest or prevent us from paying dividends or making distributions to our stockholders or partners, they will not enable us to cause these actions to be taken.

        The liquidity and value of our interests in our business affiliates may be affected by market conditions beyond our control that could cause us to take significant impairment charges due to other than temporary declines in the market value of our available for sale securities.    Included among the assets attributable to each group are equity interests in one or more publicly-traded companies which are accounted for as available for sale securities. The value of these interests may be affected by economic and market conditions that are beyond our control. We are required by accounting principles generally accepted in the United States to determine, from time to time, whether a decline in the market value of any of those investments below the cost for that investment is other than temporary. If we determine that the decline is other than temporary, we are required to write down its cost to a new cost basis, with the amount of the write-down accounted for as a realized loss in the determination of net income for the period in which the write-down occurs. We have at times realized significant losses due to other than temporary declines in the fair value of certain of our available for sale securities, and our company and the Entertainment Group, the Capital Group or the Interactive Group may be required to realize further losses of this nature in future periods. A number of factors are used in determining the fair value of an investment and whether any decline in an investment is other than temporary. As the assessment of fair value and any resulting impairment losses requires a high degree of judgment and includes significant estimates and assumptions, the actual amount we may eventually realize for an investment could differ materially from our assessment of the value of that investment made in an earlier period. In addition, our ability to liquidate these interests without adversely affecting their value may be limited.

        A substantial portion of the consolidated debt attributed to each group is held above the operating subsidiary level, and we could be unable in the future to obtain cash in amounts sufficient to service that debt and our other financial obligations.    As of June 30, 2007, our wholly-owned subsidiary Liberty Media LLC had $7.6 billion principal amount of publicly-traded debt outstanding and $750 million principal amount of bank debt outstanding. Liberty Media LLC is a holding company for all of our subsidiaries and investments. Our ability to meet the financial obligations of Liberty Media LLC and our other financial obligations will depend upon our ability to access cash. Our sources of cash include our available cash balances, net cash from operating activities, dividends and interest from our investments, availability under credit facilities at the operating subsidiary level, monetization of our public investment portfolio and proceeds from asset sales. There are no assurances that we will maintain the amounts of cash, cash equivalents or marketable securities that we maintained over the past few years. The ability of our operating subsidiaries to pay dividends or to make other payments or advances to us or Liberty Media LLC depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject. Some of our subsidiaries are subject to loan agreements that restrict sales of assets and prohibit or limit the payment of dividends or the making of distributions, loans or advances to stockholders and partners. Neither we nor Liberty Media LLC will generally receive cash, in the form of dividends, loans, advances or otherwise, from our business affiliates. In this regard, we will not have sufficient voting control over most of our business affiliates to cause those companies to pay dividends or make other payments or advances to their partners or stockholders, including our company or Liberty Media LLC.

        Certain of our subsidiaries and business affiliates depend on a limited number of potential customers for carriage of their programming.    The cable television industry has been undergoing a period of consolidation, and there are only a limited number of direct-to-home satellite distribution companies. As a result, the number of potential buyers of the programming services offered by our subsidiaries and business affiliates is limited and possibly decreasing. In this more concentrated market, there can be no assurance that our owned and affiliated program suppliers will be able to obtain or maintain carriage of their programming services by distributors on commercially reasonable terms or at all.

        Rapid technological advances could render the products and services offered by our groups' subsidiaries and business affiliates obsolete or non-competitive.    The subsidiaries and business affiliates attributed to each group must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of their services. These subsidiaries and business affiliates must be able to incorporate new technologies into their products in order to address the needs of their customers. There can be no assurances that they will be able to compete with advancing technology, and any failure to do so may adversely affect the group to which they are attributed.

        Certain of our subsidiaries and business affiliates depend on their relationships with third party distribution channels, suppliers and advertisers and any adverse changes in these relationships could adversely affect our results of operations and those attributed to any of our groups.    An important component of the success of our subsidiaries and business affiliates is their ability to maintain their existing, as well as build new, relationships with third party distribution channels, suppliers and advertisers, among other parties. Adverse changes in existing relationships or the inability to enter into new arrangements with these parties on favorable terms, if at all, could have a significant adverse effect on our results of operations and those attributed to our groups.

        Adverse events or trends in the industries in which the subsidiaries and business affiliates attributed to our groups operate could harm that group.    In general, the subsidiaries and business affiliates in our groups are sensitive to trends and events that are outside their control. For example, adverse trends or events, such as general economic or market downturns, decreases in consumer spending and natural or other disasters, among other adverse events and trends, could have a significantly negative impact on all of our groups.

        The subsidiaries and business affiliates attributable to each group are subject to risks of adverse government regulation.    Programming services, cable television systems, the Internet, telephony services, direct-to-home satellite services and satellite carriers are subject to varying degrees of regulation in the United States by the Federal Communications Commission and other entities and in foreign countries by similar regulators. Such regulation and legislation are subject to the political process and have been in constant flux over the past decade. The application of various sales and use tax provisions under state, local and foreign law to certain of our subsidiaries' and business affiliates' products and services sold via the Internet, television and telephone is subject to interpretation by the applicable taxing authorities, and no assurance can be given that such authorities will not take a contrary position to that taken by those subsidiaries and business affiliates, which could have a material adverse effect on their business. In addition, there have been numerous attempts at the federal, state and local levels to impose additional taxes on online commerce transactions. Moreover, substantially every foreign country in which our subsidiaries or business affiliates have, or may in the future make, an investment regulates, in varying degrees, the distribution, content and ownership of programming services and foreign investment in programming companies and wireline and wireless cable communications, satellite and telephony services and the Internet. Further material changes in the law and regulatory requirements must be anticipated, and there can be no assurance that the businesses and assets attributed to each group will not be adversely affected by future legislation, new regulation or deregulation.

        The success of certain of the groups' subsidiaries and business affiliates whose businesses involve the Internet depends on maintaining the integrity of their systems and infrastructure.    A fundamental requirement for online commerce and communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. If the security measures of any of our subsidiaries or business affiliates engaged in online commerce were to be compromised, it could have a detrimental effect on their reputation and adversely affect their ability to attract customers.

        Computer viruses transmitted over the Internet have significantly increased in recent years, thereby increasing the possibility of disabling attacks on and damage to websites of our subsidiaries and business affiliates whose businesses are dependent on the Internet. In addition, certain of the subsidiaries and business affiliates attributed to each group rely on third-party computer systems and service providers to facilitate and process a portion of their transactions. Any interruptions, outages or delays in these services, or a deterioration in their performance, could impair the ability of these subsidiaries and business affiliates to process transactions for their customers and the quality of service they can offer to them.

        The success of certain of the subsidiaries and business affiliates attributed to each group is dependent upon audience acceptance of its programs and programming services which is difficult to predict.    Entertainment content production and premium subscription television program services are inherently risky businesses because the revenue derived from the production and distribution of a cable program and the exhibition of theatrical feature films and other programming depend primarily upon their acceptance by the public, which is difficult to predict. The commercial success of a cable program or premium subscription television service depends upon the quality and acceptance of other competing programs and films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, many of which are difficult to predict. Audience sizes for cable programming and premium subscription television program services are important factors when cable television and direct-to-home (DTH) satellite providers negotiate affiliation agreements and, in the case of ad-supported programming, when advertising rates are negotiated. Consequently, low public acceptance of cable programs and premium subscription television program services offered by our subsidiaries and business affiliates will have an adverse effect on our results of operations.

        Increased programming and content costs may adversely affect profits.    Subsidiaries and business affiliates attributable to our groups produce programming and incur costs for all types of creative talent including actors, writers and producers. These subsidiaries and business affiliates also acquire programming, such as movies and television series, from television production companies and movie studios. An increase in the costs of programming may lead to decreased profitability.

Factors Relating to the Interactive Group's subsidiary QVC

        The risks described below are unique to QVC, which currently constitutes the primary business attributed to the Interactive Group.

        QVC conducts its merchandising businesses under highly competitive conditions.    Although QVC is the nation's largest home shopping network, it has numerous and varied competitors at the national and local levels, including conventional and specialty department stores, other specialty stores, mass merchants, value retailers, discounters, and Internet and mail-order retailers. Competition is characterized by many factors, including assortment, advertising, price, quality, service, location, reputation and credit availability. If QVC does not compete effectively with regard to these factors, its results of operations could be materially and adversely affected.

        QVC's sales and operating results depend on its ability to predict or respond to consumer preferences.    QVC's sales and operating results depend in part on its ability to predict or respond to changes in consumer preferences and fashion trends in a timely manner. QVC develops new retail concepts and continuously adjusts its product mix in an effort to satisfy customer demands. Any sustained failure to identify and respond to emerging trends in lifestyle and consumer preferences could have a material adverse affect on QVC's business. Consumer spending may be affected by many factors outside of QVC's control, including competition from store-based retailers, mail-order and Internet companies, consumer confidence and preferences, and general economic conditions.

        QVC's success depends in large part on its ability to recruit and retain key employees capable of executing its unique business model.    QVC has a business model that requires it to recruit and retain key employees with the skills necessary for a unique business that demands knowledge of the general retail industry, television production, direct to consumer marketing and fulfillment and the Internet. We can not assure you that if QVC experiences turnover of its key employees, it will be able to recruit and retain acceptable replacements because the market for such employees is very competitive and limited.

        QVC has operations outside of the United States that are subject to numerous operational and financial risks.     QVC has operations in countries other than the United States and are subject to the following risks inherent in international operations:

  •
  fluctuations in currency exchange rates;

  •
  longer payment cycles for sales in foreign countries that may increase the uncertainty associated with recoverable accounts;

  •
  recessionary conditions and economic instability affecting overseas markets;

  •
  potentially adverse tax consequences;

  •
  export and import restrictions, tariffs and other trade barriers;

  •
  increases in taxes and governmental royalties and fees;

  •
  involuntary renegotiation of contracts with foreign governments;

  •
  changes in foreign and domestic laws and policies that govern operations of foreign-based companies;

  •
  difficulties in staffing and managing international operations; and

  •
  political unrest that may result in disruptions of services that are critical to their international businesses.

Factors Relating to the DirecTV Group and its Attribution to the Entertainment Group

        In December 2006 we entered into an exchange agreement with News Corporation which, if consummated, would result in the exchange of our 16.3% equity interest in News Corporation for a subsidiary of News Corporation which will own, among other things, an approximate 40% interest in the DirecTV Group, which we refer to as DirecTV, that is currently owned by News Corporation. If that transaction and the reclassification are both completed, the interest we obtain in DirecTV will be attributed to the Entertainment Group.

        If we do not complete our exchange transaction with News Corporation we will not implement the reclassification even if the reclassification proposals are approved by our stockholders at the special meeting.    The risk factors described below relate to: the uncertainties involved in our ability to close under our exchange agreement with News Corporation; the risks involved in our ownership of an interest in DirecTV; and operational risks relating to DirecTV. The operational risk factors have been reproduced from DirecTV's Annual Report on Form 10-K for the year ended December 31, 2006.

        No assurance can be given that we will consummate the transactions contemplated by our exchange agreement with News Corporation.    Prior to the consummation of the transactions contemplated by our exchange agreement with News Corporation, we and News Corporation must satisfy, or cause to be satisfied, certain closing conditions. Currently, the following material conditions remain to be satisfied:

  •
  we and News Corporation must each receive a private letter ruling from the Internal Revenue Service and a tax opinion from our respective counsel regarding certain tax effects of the exchange;

  •
  the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must be terminated without material limitations, restrictions or conditions being imposed on our company or DirecTV; and

  •
  we and News Corporation must receive the consent of the Federal Communications Commission to the transactions contemplated by the exchange agreement without material limitations, restrictions or conditions being imposed on our company or DirecTV.

        We can not assure you when or if these conditions will be satisfied. If any of the closing conditions are not satisfied by December 22, 2007 (which may be extended to March 22, 2008, in certain circumstances), either we or News Corporation may choose to terminate the exchange agreement. Even if all of the closing conditions are timely satisfied, we and News Corporation may mutually agree to terminate the exchange agreement.

        Furthermore, in order to cause the closing conditions to be satisfied we may be required to restructure our operations, cause our subsidiaries to restructure their operations, sell or dispose of assets or cause our subsidiaries to sell or dispose of assets. Under the terms of the exchange agreement we are not required to take such actions if such actions would have a material adverse effect on our business or operations or the business or operations of our subsidiaries or if our board determines that such actions would have a material adverse effect on DirecTV. We can not assure you that any action we take to cause the closing conditions to the exchange to be satisfied will not have a negative effect on us or our operations or that any such negative effect will have an equal impact on all of our groups.

        If we consummate the transactions contemplated by our exchange agreement with News Corporation, we will have an approximate 40% interest in DirecTV; however, there are significant impediments to our ability to exercise control over DirecTV.    If we close under our exchange agreement with News Corporation, we will have an approximate 40% interest in DirecTV. DirecTV has agreed to use its reasonable efforts to secure the designation of three designees selected by us to fill the three vacancies on the board of directors of DirecTV (which currently has 11 members) that would result from the resignation of three of the directors designated by News Corporation. Our approximate 40% interest and board positions will allow us to influence but not control any matters put to a vote of DirecTV's stockholders or board of directors. Certain provisions of DirecTV's charter may make it difficult for us to acquire 50% or more of the outstanding shares of DirecTV. For example, pursuant to the terms of DirecTV's charter, our ability to increase our interest in DirecTV to 50% or greater would require one of the following:

  •
  approval of a majority of DirecTV's independent directors; or

  •
  the announcement by a person not affiliated with us of such person's intention to acquire a 25% or greater interest in DirecTV in a transaction approved by DirecTV's board of directors; or

  •
  a commencement by us of a tender or exchange offer for all outstanding shares of DirecTV's voting securities; or

  •
  the acquisition by us of all of DirecTV's voting securities pursuant to a merger or combination transaction with DirecTV.

        In addition, DirecTV's Audit Committee has the sole authority to review, consider and approve any transaction by DirecTV or its subsidiaries that the Audit Committee determines is a related party transaction. As a result of DirecTV's current charter provisions, we can not assure you that we would ever be able to acquire a controlling interest in DirecTV even if we determined that acquiring a controlling interest in DirecTV was in our best interest. Furthermore, certain provisions of DirecTV's charter could dissuade a third person from purchasing our shares of DirecTV.

        DirecTV may not sustain profitability.    DirecTV has sustained significant losses in the past and has significant amounts of debt. If DirecTV does not have sufficient income or other sources of cash, it could affect its ability to service debt and pay other obligations.

        Construction or launch delays on satellites could materially adversely affect DirecTV's revenues and earnings.     A key component of DirecTV's business strategy is its ability to expand its offering of new programming and services, including increased local and high definition programming. In order to accomplish this goal, DirecTV needs to construct and launch new satellites. The construction and launch of satellites are often subject to delays, including satellite and launch vehicle construction delays, periodic unavailability of reliable launch opportunities due to competition for launch slots, weather and also due to general delays that result when a launch provider experiences a launch failure, and delays in obtaining regulatory approvals. A significant delay in the future delivery of any satellite would materially adversely affect the use of the satellite and thus could materially adversely affect DirecTV's anticipated revenues and earnings. If satellite construction schedules are not met, there can be no assurance that a launch opportunity will be available at the time a satellite is ready to be launched. Certain delays in satellite construction could also jeopardize a satellite authorization that is conditioned on timely construction and launch of the satellite.

        The satellite that DirecTV leases to provide the Sky Brazil service in Latin America has a shortened useful life due to a failure of its primary propulsion system. If the operator of this satellite is unable to relocate or successfully launch a replacement satellite prior to its end-of-life, DirecTV may have difficulty finding an alternative satellite capable of providing the Sky Brazil service.

        DirecTV's satellites are subject to significant launch and operational risks.    Satellites are subject to significant operational risks relating to launch and while in orbit. Launch risks include launch failure, incorrect orbital placement or improper commercial operation. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 36 months, and obtain other launch opportunities. The overall historical loss rate in DirecTV's industry for all launches of commercial satellites in fixed orbits in the last five years is estimated to be 5% but may be higher. Any significant delays or failures in successfully launching and deploying DirecTV's satellites could materially adversely affect its ability to generate revenues. While DirecTV has traditionally purchased insurance covering the launch and, in limited cases, operation of its satellites, such policies typically cover the loss of the satellite itself and not the business interruption or other associated direct and indirect costs. DirecTV does not currently expect to purchase in-orbit insurance for its satellites scheduled for launch in 2007 and 2008.

        In-orbit risks include malfunctions, commonly referred to as anomalies, and collisions with meteoroids, other spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment. DirecTV works closely with its satellite manufacturers to determine and eliminate the potential causes of anomalies in new satellites and provide for redundancies of critical components in the satellites as well as having backup satellite capacity. However, there is no assurance that DirecTV will not experience anomalies in the future, nor are there assurances that its backup satellite capacity will be sufficient for its business purposes. Any single anomaly or series of anomalies could materially adversely affect DirecTV's operations and revenues and its relationships with its subscribers, as well as its ability to attract new subscribers for its services. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or backup satellites and potentially reducing revenues if service is interrupted. Finally, the occurrence of anomalies may materially adversely affect DirecTV's ability to insure its satellites at commercially reasonable premiums, if at all. While some anomalies are currently covered by existing insurance policies, others are not now covered or may not be covered in the future.

        DirecTV's ability to earn revenue also depends on the usefulness of its satellites. Each satellite has a limited useful life. A number of factors affect the useful life of a satellite, including, among other things:

  •
  the design;

  •
  the quality of its construction;

  •
  the durability of its component parts;

  •
  the launch vehicle's insertion of the satellite into orbit;

  •
  any required movement, temporary or permanent, of the satellite;

  •
  the ability to continue to maintain proper orbit and control over the satellite's functions; and

  •
  the remaining on-board fuel following orbit insertion.

        Generally, the minimum design life of the satellites in DirecTV's fleet is between 12 and 16 years. The actual useful lives of the satellites may be shorter, in some cases significantly. DirecTV's operating results could be adversely affected if the useful life of any of its satellites were significantly shorter than 12 years from the date of launch.

        In the event of a failure or loss of any of DirecTV's satellites, DirecTV may relocate another satellite and use it as a replacement for the failed or lost satellite. In the event of a complete satellite failure, DirecTV's services provided via that satellite could be unavailable for several days or longer while backup in-orbit satellites are repositioned and services are moved. DirecTV is not insured for any resultant lost revenues. The use of backup satellite capacity for its programming may require it to discontinue some programming services due to potentially reduced capacity on the backup satellite. Any relocation of DirecTV's satellites would require prior FCC approval and, among other things, a demonstration to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. Such FCC approval may not be obtained. DirecTV believes it has in-orbit satellite capacity to expeditiously recover transmission of most of its U.S. programming in the event one of its in-orbit satellites fails. However, programming continuity cannot be assured in the event of multiple satellite losses. DirecTV Latin America leases its satellites and may not have a readily available replacement in the event of a failure or loss of any of its satellites. Programming continuity in the countries in which DirecTV Latin America operates cannot be assured in the event of a single satellite loss.

        The cost of commercial insurance coverage on DirecTV's satellites or the loss of a satellite that is not insured could materially adversely affect DirecTV's earnings.    DirecTV uses in-orbit and launch insurance to mitigate the potential financial impact of satellite fleet in-orbit and launch failures unless the premium costs are considered uneconomic relative to the risk of satellite failure. When insurance is obtained, it generally covers the unamortized book value of covered satellites. Although the insurance generally does not compensate for business interruption or loss of future revenues or subscribers, DirecTV relies on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact of satellite failure on its ability to provide service.

        The price, terms and availability of insurance fluctuate significantly. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and satellite health-related policy exclusions.

        Any launch vehicle failure, or loss or destruction of any of DirecTV's satellites for which it does not have commercial insurance coverage could have a material adverse effect on its financial condition and results of operations, its ability to comply with FCC regulatory obligations and its ability to fund the construction or acquisition of replacement satellites in a timely fashion, or at all.

        DirecTV competes with other multichannel video programming distributors (MVPDs), some of whom have greater resources than DirecTV does, and levels of competition are increasing.    DirecTV competes in the MVPD industry against cable television, Regional Bell Operating Companies (RBOCs), wireless companies and other land-based and satellite-based system operators with service offerings including video, audio and interactive programming, data and other entertainment services and telephony service. Some of these competitors have greater financial, marketing and other resources than DirecTV does.

        Some cable television operators have large, established customer bases and many cable operators have significant investments in, and access to, programming. According to the National Cable & Telecommunications Association's Mid-Year 2006 Industry Overview, 108 million of the 110 million U.S. television households, or 99%, are passed by cable. Of the 110 million U.S. television households, approximately 94 million subscribe to a MVPD service and approximately 69% of MVPD subscribers receive their programming from a cable operator. Cable television operators have advantages relative to DirecTV, including or as a result of:

  •
  being the incumbent MVPD operator with an established subscriber base in the territories in which DirecTV competes;

  •
  bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, or with efficient two-way high-speed Internet access or telephone service on upgraded cable systems;

  •
  having greater bandwidth capacity to deliver programming or services beyond which DirecTV's satellite capacity currently allows; and

  •
  having the ability to provide certain local and other programming, including high definition programming, in a larger number of geographic areas.

        In addition, cable television operators have grown their subscriber bases through mergers and acquisitions. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, RBOCs, and others may result in providers capable of offering bundled cable television, data and telecommunications services in competition with DirecTV's services.

        DirecTV does not currently offer local channel coverage to markets covering approximately six percent of U.S. television households, which places it at a competitive disadvantage in those markets. DirecTV also has been unable to secure certain international programming, due to exclusive arrangements of programming providers with certain competitors, which has constrained its ability to compete for subscribers who wish to obtain such programming.

        In the United States various RBOCs have deployed fiber optic lines directly to customers' homes or neighborhoods to deliver video services, which compete with the DirecTV service. It is uncertain whether DirecTV will be able to increase its satellite capacity, offer a significant level of new services in existing markets in which it competes or expand to additional markets as may be necessary to compete effectively. Some of these RBOCs also sell the DirecTV service as a bundle with their voice and data services. The existence of a new broadly-deployed network with the capability of providing video, voice and data services could present a significant competitive challenge. Should their deployment of fiber optic lines for video grow substantially, DirecTV may be unable to develop other distribution methods to make up for lost sales through the RBOCs.

        In late December 2006 AT&T Corp. (AT&T) acquired BellSouth, one of the RBOCs that sells the DirecTV service. AT&T has a similar arrangement with EchoStar. It is possible that, as a result of this transaction, DirecTV's arrangements with BellSouth might be adversely affected.

        As a result of these and other factors, DirecTV may not be able to continue to expand its subscriber base or compete effectively against cable television or other MVPD operators in the future.

        Emerging digital media competition could materially adversely affect DirecTV.    DirecTV's business is focused on television, and it faces emerging competition from other providers of digital media, some of which have greater financial, marketing and other resources than DirecTV does. Significant changes in consumer behavior with regard to the means by which they obtain video entertainment and information in response to this emerging digital media competition could materially adversely affect DirecTV's revenues and earnings or otherwise disrupt DirecTV's business.

        DirecTV depends on the Communications Act for access to cable-affiliated programming and changes impacting that access could materially adversely affect DirecTV.    DirecTV purchases a substantial percentage of its programming from programmers that are affiliated with cable system operators. Currently, under certain provisions of the Communications Act governing access to programming, cable-affiliated programmers generally must sell and deliver their programming services to all multi-channel video programming distributors on non-discriminatory terms and conditions. The Communications Act and the FCC rules also prohibit certain types of exclusive programming contracts involving programming from cable-affiliated programmers.

        Any change in the Communications Act or the FCC's rules that would permit programmers that are affiliated with cable system operators to refuse to provide such programming or to impose discriminatory terms or conditions could materially adversely affect DirecTV's ability to acquire programming on a cost-effective basis, or at all. The Communications Act prohibitions on certain cable industry exclusive contracting practices with cable-affiliated programmers are scheduled to expire in October 2007 and may not be renewed or extended.

        In addition, certain cable providers have denied DirecTV and other MVPDs access to a limited number of channels created by programmers with which the cable providers are affiliated. The cable providers have asserted that they are not required to provide such programming due to the manner in which that programming is distributed, which they argue is not covered by the program access provisions of the Communications Act. Challenges to this interpretation of the Communications Act have not been successful, and DirecTV may continue to be precluded from obtaining such programming, which in turn could materially adversely affect DirecTV's ability to compete in regions serviced by those cable providers. Although the FCC recently addressed some of these issues in a limited fashion by placing access conditions on certain regional sports networks affiliated with Time Warner Cable, Inc. and Comcast Corporation, it is not clear that such provisions will be sufficient to assure DirecTV's continued access to this programming on fair and nondiscriminatory terms.

        Carriage requirements may negatively affect DirecTV's ability to deliver local broadcast stations, as well as other aspects of its business.    The FCC's interpretation, implementation and enforcement of provisions of the Satellite Home Viewer Improvement Act (SHVIA) and the Satellite Home Viewer Extension and Reauthorization Act of 2004, as well as judicial decisions interpreting and enforcing these laws, could hamper DirecTV's ability to retransmit distant network and superstation signals, reduce the number of its existing or future subscribers that can qualify for receipt of these signals, impose costs on DirecTV in connection with the process of complying with the rules, or subject DirecTV to fines, monetary damages or injunctions. In implementing SHVIA, the FCC has required satellite carriers to delete certain programming, including sports programming, from the signals of certain distant stations. Compliance with those FCC requirements may require costly upgrades to DirecTV's broadcast system. Further, a recent FCC order interpreting the requirement that satellite carriers retransmit local digital signals with "equivalent bandwidth" of significantly viewed digital signals may constrain DirecTV's ability to deliver such significantly viewed digital signals.

        DirecTV has limited capacity, and the projected number of markets in which it can deliver local broadcast programming will continue to be constrained because of the must carry requirement and may be reduced depending on the FCC's interpretation of its rules in pending and future rulemaking and complaint proceedings, as well as judicial decisions interpreting must carry requirements. DirecTV may not be able to comply with these must carry rules, or compliance may mean that it is not able to use capacity that could otherwise be used for new or additional local or national programming services.

        DirecTV depends on others to produce programming and programming costs are increasing.    DirecTV depends on third parties to provide it with programming services, including third parties who are DirecTV's affiliates and third parties controlled by competitors. DirecTV's ability to compete successfully will depend on its ability to continue to obtain desirable programming and deliver it to its subscribers at competitive prices. DirecTV's programming agreements generally have remaining terms ranging from less than one to up to ten years and contain various renewal and cancellation provisions. DirecTV may not be able to renew these agreements on favorable terms, or at all, or these agreements may be cancelled prior to expiration of their original terms. If DirecTV is unable to renew any of these agreements or the other parties cancel the agreements, DirecTV may not be able to obtain substitute programming, or if it is able to obtain such substitute programming, it may not be comparable in quality or cost to its existing programming.

        In addition, many of DirecTV's programming agreements contain annual price increases. When offering new programming, or upon expiration of existing contracts, programming suppliers have historically increased the rates they charge DirecTV for programming, increasing DirecTV's costs. DirecTV expects this practice to continue. Increases in programming costs could cause DirecTV to increase the rates that it charges its subscribers, which could in turn cause subscribers to terminate their subscriptions or potential new subscribers to refrain from subscribing to DirecTV's service. Furthermore, DirecTV may be unable to pass programming cost increases on to its subscribers, which could have a material adverse effect on its earnings or cash flow.

        The FCC recently adopted rules requiring DirecTV to negotiate in good faith with broadcast stations seeking carriage outside of the mandatory carriage regime described above. The rules for "retransmission consent" negotiations, which are similar to those that have applied to broadcast stations for years, require DirecTV to comply with certain indicia of good faith negotiation, as well as to demonstrate good faith under a "totality of the circumstances" test. Failure to comply with these rules could subject DirecTV to administrative sanctions and other penalties.

        DirecTV's subscriber acquisition costs could materially increase.    DirecTV incurs costs relating to subscribers acquired by it and subscribers acquired through third-parties. These costs are known as subscriber acquisition costs. For instance, DirecTV provides installation incentives to its retailers to enable them to offer standard professional installation as part of the subscriber's purchase or lease of a DirecTV System. In addition, DirecTV pays commissions to retailers for their efforts in offering a DirecTV System at a lower cost to consumers. DirecTV's subscriber acquisition costs may materially increase to the extent it continues or expands current sales promotion activities or introduces other more aggressive promotions, or due to increased competition. Any material increase in subscriber acquisition costs from current levels would negatively impact DirecTV's earnings and could materially adversely affect its financial performance.

        Increased subscriber churn or subscriber upgrade and retention costs could materially adversely affect DirecTV's financial performance.    Turnover of subscribers in the form of subscriber service cancellations, or churn, has a significant financial impact on the results of operations of any subscription television provider, including DirecTV, as does the cost of upgrading and retaining subscribers. Any increase in DirecTV's upgrade and retention costs for its existing subscribers may adversely affect its financial performance or cause it to increase its subscription rates, which could increase churn. Churn may also increase due to factors beyond DirecTV's control, including involuntary churn by subscribers who are unable to pay their monthly subscription fees, a slowing economy, significant signal theft, consumer fraud, a maturing subscriber base and competitive offers. Any of the risks described herein under "Risk Factors—Factors Relating to the DirecTV Group and its Potential Attribution to the Entertainment Group" that could potentially have a material adverse impact on DirecTV's cost or service quality or that could result in higher prices for DirecTV's subscribers could also, in turn, cause an increase in churn and consequently have a material adverse effect on DirecTV's earnings.

        DirecTV's ability to keep pace with technological developments is uncertain.    In the MVPD industry, changes occur rapidly as new technologies are developed, which could cause DirecTV's services and products that deliver its services to become obsolete. DirecTV may not be able to keep pace with technological developments. If the new technologies on which DirecTV intends to focus its investments fail to achieve acceptance in the marketplace or DirecTV's technology does not work and requires significant cost to replace or fix, DirecTV could suffer a material adverse effect on its future competitive position, which could cause a reduction in its revenues and earnings. For example, DirecTV's competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development by DirecTV or any of its strategic partners could become obsolete prior to its introduction.

        In addition, technological innovation depends, to a significant extent, on the work of technically skilled employees. Competition for the services of these employees is vigorous. DirecTV cannot assure that it will be able to continue to attract and retain these employees.

        To access technologies and provide products that are necessary for DirecTV to remain competitive, particularly in the area of broadband services, DirecTV may make future acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require a commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology accessed may be highly speculative. Arrangements with third parties can lead to contractual and other disputes and dependence on the development and delivery of necessary technology on third parties that DirecTV may not be able to control or influence. These relationships may commit DirecTV to technologies that are rendered obsolete by other developments or preclude the pursuit of other technologies which may prove to be superior.

        New technologies could also create new competitors for DirecTV. Entities such as RBOCs are implementing and supporting digital video compression over existing telephone lines and building out fiber optic lines to enhance their capabilities to deliver programming services. While these entities are not currently providing MVPD services on a significant basis, many have the capabilities for such services and some have begun rolling out video services. DirecTV may not be able to compete successfully with new entrants in the market for video services.

        Satellite programming signals have been stolen and may be stolen in the future, which could result in lost revenues and would cause DirecTV to incur incremental operating costs that do not result in subscriber acquisition. The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe and are authorized to view it. The conditional access system uses, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent that conditional access technology. However, theft of cable and satellite programming has been widely reported, and the access or "smart" cards used in DirecTV's conditional access system have been compromised in the past and could be compromised in the future.

        DirecTV has undertaken various initiatives with respect to its conditional access system to further enhance the security of the DirecTV signal. To help combat signal theft, DirecTV provides its subscribers with more advanced access cards that it believes significantly enhance the security of its signal. However, DirecTV cannot guarantee that the new card will prevent the theft of its satellite programming signals. Furthermore, there can be no assurance that DirecTV will succeed in developing the technology it needs to effectively restrict or eliminate signal theft. If DirecTV cannot promptly correct a compromise of its conditional access technology, its revenue and its ability to contract for video and audio services provided by programmers could be materially adversely affected. In addition, DirecTV's operating costs could increase if it attempts to implement additional measures to combat signal theft.

        DirecTV's business relies on intellectual property, some of which is owned by third parties, and DirecTV may inadvertently infringe patents and proprietary rights of others. Many entities, including some of DirecTV's competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that DirecTV currently offers or may offer in the future. In general, if a court determines that one or more of DirecTV's services or the products used to transmit or receive its services infringes on intellectual property owned by others, DirecTV and the applicable manufacturers or vendors may be required to cease developing or marketing those services and products, to obtain licenses from the owners of the intellectual property or to redesign those services and products in such a way as to avoid infringing the intellectual property rights. If a third party holds intellectual property rights, it may not allow DirecTV or the applicable manufacturers to use its intellectual property at any price, which could materially adversely affect DirecTV's competitive position.

        DirecTV may not be aware of all intellectual property rights that its services or the products used to transmit or receive its services may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent. Therefore, DirecTV cannot evaluate the extent to which its services or the products used to transmit or receive its services may infringe claims contained in pending patent applications. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid.

        DirecTV cannot estimate the extent to which it may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on DirecTV's earnings, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that DirecTV is required to pay royalties to third parties to whom it is not currently making payments, these increased costs of doing business could materially adversely affect its operating results. DirecTV is currently being sued in patent infringement actions related to use of technologies in its direct-to-home business. There can be no assurance that the courts will conclude that DirecTV's services or the products used to transmit or receive its services do not infringe on the rights of third parties, that DirecTV or the manufacturers would be able to obtain licenses from these persons on commercially reasonable terms or, if DirecTV were unable to obtain such licenses, that DirecTV or the manufacturers would be able to redesign DirecTV's services or the products used to transmit or receive DirecTV's services to avoid infringement. The final disposition of these claims is not expected to have a material adverse effect on DirecTV's consolidated financial position, but could possibly be material to its consolidated results of operations of any one period.

Further, no assurance can be given that any adverse outcome would not be material to DirecTV's consolidated financial position.

        The ability to maintain FCC licenses and other regulatory approvals is critical to DirecTV's business. If DirecTV does not obtain all requisite U.S. regulatory approvals for the construction, launch and operation of any of its existing or future satellites for the use of frequencies at the orbital locations planned for these satellites or for the provision of service, or the licenses obtained impose operational restrictions on DirecTV, DirecTV's ability to generate revenue and profits could be materially adversely affected. In addition, under certain circumstances, existing licenses are subject to revocation or modification and upon expiration, renewal may not be granted. If existing licenses are not renewed, or are revoked or materially modified, DirecTV's ability to generate revenue could be materially adversely affected.

        In certain cases, satellite system operators are obligated by governmental regulation and procedures of the International Telecommunications Union to coordinate the operation of their systems with other users of the radio spectrum in order to avoid causing interference to those other users. Coordination may require a satellite system operator to reduce power, avoid operating on certain frequencies, relocate its satellite to another orbital location and/or otherwise modify planned or existing operations. For example, the FCC has conditionally granted Spectrum Five authority to provide direct broadcast satellite service using frequencies assigned to it by the Government of the Netherlands from an orbital slot located halfway between slots at which DirecTV currently operates. Other operators have filed similar requests. DirecTV believes this closer proximity, if permitted, significantly increases the risk of interference which could adversely affect the quality of service provided to its subscribers. DirecTV may not be able to successfully coordinate its satellites to the extent it is required to do so, and any modifications DirecTV makes in the course of coordination, or any inability to successfully coordinate, may materially adversely affect its ability to generate revenue. In addition, the FCC is currently conducting a rulemaking proceeding to consider, among other things, the adoption of operating parameters under which such "tweener" systems would be automatically deemed coordinated.

        Other regulatory risks include, among others:

  •
  the relocation of satellites to different orbital locations if the FCC determines that relocation is in the public interest;

  •
  the denial by the FCC of an application to replace an existing satellite with a new satellite or to operate a satellite beyond the term of its current authorization;

  •
  the loss of authorizations to operate satellites on certain frequencies at certain locations if DirecTV does not construct, launch and operate satellites into those locations by certain dates; and

  •
  the authorization by the United States or foreign governments of the use of frequencies by third party satellite or terrestrial facilities that have the potential to interfere with communication to or from DirecTV's satellites, which could interfere with DirecTV's contractual obligations or services to subscribers or other business operations.

        All of DirecTV's FCC satellite authorizations are subject to conditions imposed by the FCC in addition to the FCC's general authority to modify, cancel or revoke those authorizations. Use of FCC licenses and conditional authorizations are often subject to conditions, including technical requirements and implementation deadlines. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of authorizations and could have a material adverse effect on DirecTV's ability to generate revenue. For example, loss of an authorization could potentially reduce the amount of programming and other services available to DirecTV's subscribers. The materiality of such a loss of authorization would vary based upon, among other things, the orbital location at which the frequencies may be used.

        In addition, many of DirecTV's authorizations and pending applications will be subject to petitions and oppositions filed by several companies, and there can be no assurance that DirecTV's authorizations will not be cancelled, revoked or modified or that DirecTV's applications will not be denied. Moreover, the FCC recently adopted new rules for licensing satellites that may limit DirecTV's ability to file applications and secure licenses in the future.

        Congress has continued to shape the scope of the FCC's regulatory authority and enact legislation that impacts DirecTV's business. In addition, FCC proceedings to implement legislation and enact additional regulations are ongoing. The outcomes of these legislative or regulatory proceedings or their effect on DirecTV's business cannot be predicted.

        DirecTV Latin America's business is subject to various additional risks associated with doing business internationally, which include political instability, economic instability, and foreign currency exchange rate volatility.

        All of DirecTV Latin America's operating companies are located outside the continental United States. DirecTV Latin America operates and has subscribers located throughout Latin America and the Caribbean Basin, which makes it vulnerable to risks of conducting business in foreign markets, including:

  •
  difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

  •
  unexpected changes in regulatory environments;

  •
  longer payment cycles;

  •
  earnings that may be subject to tax withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

  •
  political and economic instability;

  •
  import and export restrictions and other trade barriers;

  •
  difficulties in maintaining overseas subsidiaries and international operations; and

  •
  difficulties in obtaining approval for significant transactions.

        In the past, the countries that constitute some of DirecTV Latin America's largest markets, including Brazil, Argentina, Colombia and Venezuela have experienced economic crises, caused by external and internal factors, and characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions have often been related to political instability, including political violence. If these economic conditions recur, they could substantially reduce the purchasing power of the population in DirecTV's markets and materially adversely affect its business.

        Because DirecTV Latin America offers premium pay television programming, its business is particularly vulnerable to economic downturns. DirecTV Latin America has experienced, and may in the future experience, decreases or instability in consumer demand for its programming, as well as subscriber credit problems. DirecTV Latin America's inability to adjust its business and operations to adequately address these issues could materially adversely affect its revenues and ability to achieve profitability.

        DirecTV may not be able to obtain or retain certain foreign regulatory approvals. There can be no assurance that any current regulatory approvals held by DirecTV are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis or at all, in all jurisdictions in which DirecTV operates, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate satellites or provide satellite service internationally could have a material adverse effect on DirecTV's ability to generate revenue and its overall competitive position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this document or in the documents incorporated by reference herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business, product and marketing strategies, new service offerings, our tax sharing arrangement with AT&T and estimated amounts payable under that arrangement, revenue growth and subscriber trends at QVC and Starz Entertainment, anticipated programming and marketing costs at Starz Entertainment, our projected sources and uses of cash for the remainder of 2007, the estimated value of our derivatives related to certain of our AFS investments, the anticipated non-material impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of our business and our expectation that we will close our exchange transaction with News Corporation before the end of this year. In particular, statements under "Summary," "Risk Factors," "The Reclassification Proposals—Background and Reasons for the Reclassification Proposals," "—The Interactive Group, the Entertainment Group and the Capital Group," "—Material U.S. Federal Income Tax Consequences," "Annex A: Description of Business" and "Annex B: Financial Information" contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

  •
  consumer demand for our products and services and our ability to adapt to changes in demand;

  •
  competitor responses to our products and services, and the products and services of the entities in which we have interests;

  •
  uncertainties inherent in the development and integration of new business lines and business strategies;

  •
  uncertainties associated with product and service development and market acceptance, including the development and provision of programming for new television and telecommunications technologies;

  •
  our future financial performance, including availability, terms and deployment of capital;

  •
  our ability to successfully integrate and recognize anticipated efficiencies and benefits from the businesses we acquire;

  •
  the ability of suppliers and vendors to deliver products, equipment, software and services;

  •
  the outcome of any pending or threatened litigation;

  •
  availability of qualified personnel;

  •
  changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission, and adverse outcomes from regulatory proceedings;

  •
  changes in the nature of key strategic relationships with partners and joint venturers;

  •
  general economic and business conditions and industry trends;

  •
  consumer spending levels, including the availability and amount of individual consumer debt;

  •
  the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate;

  •
  continued consolidation of the broadband distribution and movie studio industries;

  •
  changes in distribution and viewing of television programming, including the expanded deployment of personal video recorders, video on demand and IP television and their impact on home shopping networks;

  •
  increased digital TV penetration and the impact on channel positioning of our networks;

  •
  rapid technological changes;

  •
  capital spending for the acquisition and/or development of telecommunications networks and services;

  •
  threatened terrorists attacks and ongoing military action in the Middle East and other parts of the world; and

  •
  fluctuations in foreign currency exchange rates and political unrest in international markets.

        These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this document (or, as to documents incorporated by reference, the date of such documents), and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein or therein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind the factors described in "Risk Factors" and other cautionary statements contained or incorporated in this document. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

THE SPECIAL MEETING

Time, Place and Date

        The special meeting of our stockholders is to be held at 9:00 a.m., local time, on October 23, 2007, at the Denver Marriott South at Park Meadows, 10345 Park Meadows Drive, Littleton, CO 80124, telephone (303) 925-0004.

Purpose

        At the special meeting, you will be asked to consider and vote on each of the reclassification proposals, which are a group of related proposals to amend and restate our certificate of incorporation. The reclassification proposals are described in greater detail under "The Reclassification Proposals—General." Each of the reclassification proposals is dependent on the others, and none of them will be implemented unless they are all approved at the special meeting.

Quorum

        In order to carry on the business of the special meeting, a quorum must be present. This means that at least a majority of the aggregate voting power represented by the outstanding shares of our Liberty Interactive common stock and our Old Liberty Capital common stock must be represented at the special meeting either in person or by proxy. For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. If a broker, who is a record holder of shares, indicates on a form of proxy that the broker does not have discretionary authority to vote those shares on the reclassification proposals, or if those shares are voted in circumstances in which proxy authority is defective or has been withheld, those shares (broker non-votes) nevertheless will be treated as present for purposes of determining the presence of a quorum. See "—Voting Procedures for Shares Held in Street Name—Effect of Broker Non-Votes" below.

Who May Vote

        Holders of Series A Old Liberty Capital common stock (LCAPA), Series B Old Liberty Capital Common Stock (LCAPB), Series A Liberty Interactive common stock (LINTA) and Series B Liberty Interactive common stock (LINTB), as recorded in our stock register as of 5:00 p.m., New York City time, on September 6, 2007 (which is the record date for the special meeting), may vote at the special meeting or at any adjournment or postponement thereof.

Votes Required

        Approval of each of the reclassification proposals requires the affirmative vote of each of:

  •
  the holders of at least a majority in aggregate voting power of the shares of LCAPA, LCAPB, LINTA and LINTB, voting together as a single class, which we refer to as the combined vote;

  •
  the holders of at least a majority in aggregate voting power of the shares of LCAPA and LCAPB, voting together as a separate class, which we refer to as the separate LCAP vote; and

  •
  the holders of at least a majority in aggregate voting power of the shares of LINTA and LINTB, voting together as a separate class, which we refer to as the separate LINT vote.

in each case outstanding on the record date for the special meeting.

Votes You Have

        At the special meeting:

  •
  holders of LCAPA will have one vote per share;

  •
  holders of LINTA will have one vote per share;

  •
  holders of LCAPB will have ten votes per share; and

  •
  holders of LINTB will have ten votes per share;

in each case, for each share that our records show they owned as of 5:00 p.m., New York City time, on September 6, 2007, which is the record date for the special meeting. For purposes of the combined vote on each of the reclassification proposals, holders of our Old Liberty Capital common stock and Liberty Interactive common stocks will vote together as a single class. For purposes of the separate LCAP vote, holders of LCAPA and LCAPB will vote together as a separate class and for purposes of the separate LINT vote, holders of LINTA and LINTB will vote together as a separate class.

Recommendation of Our Board of Directors

        Our board of directors has approved all of the reclassification proposals and recommends that you vote "FOR" each of them.

Shares Outstanding

        As of September 6, 2007, the record date for the special meeting, an aggregate of 596,829,152 shares of LINTA, 29,941,436 shares of LINTB, 123,140,674 shares of LCAPA and 5,988,319 shares of LCAPB were issued and outstanding and entitled to vote at the special meeting. No other shares of our capital stock are currently outstanding.

Number of Holders

        There were, as of the record date for the special meeting, approximately 2,320 and 130 beneficial holders of LCAPA and LCAPB, respectively, and approximately 2,900 and 140 beneficial holders of LINTA and LINTB, respectively (which amounts do not include the number of stockholders whose shares are held of record by banks, brokers or other nominees, but include each such institution as one holder).

Voting Procedures for Record Holders

        Holders of record of our common stock as of the record date for the special meeting may vote in person at the special meeting. Alternatively, they may give a proxy by completing, signing, dating and returning the proxy card that is being included with the mailing of this proxy statement/prospectus or by voting by telephone or through the Internet. Votes cast by holders of shares of our Old Liberty Capital common stock will be counted towards both the combined vote and the separate LCAP vote and votes cast by holders of shares of our Liberty Interactive common stock will be counted towards both the combined vote and the separate LINT vote. Unless subsequently revoked, shares of our common stock represented by a proxy submitted as described below and received at or before the special meeting will be voted in accordance with the instructions on the proxy.

        YOUR VOTE IS IMPORTANT.    It is recommended that you vote by the telephone, through the Internet or by proxy even if you plan to attend the special meeting. You may change your vote at the special meeting. To submit a written proxy by mail, you should complete, sign, date and mail the proxy in accordance with its instructions.

        If any other matters are properly presented before the special meeting, the persons you choose as proxies will have discretion to vote or to act on these matters according to their best judgment, unless you indicate otherwise on your proxy.

        If a proxy is signed and returned by a record holder without indicating any voting instructions, the shares of our common stock represented by the proxy will be voted "FOR" the approval of each of the reclassification proposals for purposes of the combined vote and the separate LCAP vote and/or the separate LINT vote, as applicable.

        If you submit a proxy card on which you indicate that you abstain from voting, it will have the same effect as a vote "AGAINST" the reclassification proposals for purposes of each of the combined vote, the separate LCAP vote and the separate LINT vote.

Voting Procedures for Shares Held in Street Name

        General.    If you hold your shares in the name of a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee when voting your shares of our common stock or when granting or revoking a proxy.

        Effect of Broker Non-Votes.    "Broker non-votes" will have the same effect as a vote against the reclassification proposals for purposes of each of the combined vote, the separate LCAP vote and the separate LINT vote.

Revoking a Proxy

        Before your proxy is voted at the special meeting, you may change your vote by telephone or over the Internet (if you originally voted by telephone or over the Internet), by voting in person at the special meeting or by delivering a signed proxy revocation or a new signed proxy with a later date to Liberty Media Corporation, c/o Computershare Trust Company, N.A., P.O. Box 43102, Providence, Rhode Island 02940. Any signed proxy revocation or new signed proxy must be received before the start of the special meeting.

        Your attendance at the special meeting will not, by itself, revoke your proxy.

        If your shares are held in an account by a broker, bank or other nominee, you should contact your nominee to change your vote.

Solicitation of Proxies

        The accompanying proxy for the special meeting is being solicited on behalf of our board of directors. In addition, our employees may solicit proxies personally or by telephone. We pay the cost of soliciting these proxies. We also reimburse brokers and other nominees for their expenses in sending materials to you and getting your voting instructions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

        The following table sets forth information, to the extent known by us or ascertainable from public filings, concerning shares of our common stock beneficially owned by each person or entity (excluding any of our directors and executive officers) known by us to own more than five percent of the outstanding shares of any series of our common stock.

        The security ownership information is given as of June 30, 2007, and, in the case of percentage ownership information, is based upon (1) 123,110,645 LCAPA shares, (2) 5,988,020 LCAPB shares, (3) 603,298,421 LINTA shares and (4) 29,944,850 LINTB shares, in each case, outstanding on that date.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class		Voting Power
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	LCAPA LCAPB LINTA LINTB	7,174,145 — 35,870,725 —	(1) (2)	5.8 — 5.9 —	% %	4.0%
Southeastern Asset Management, Inc. 6410 Poplar Ave., Suite 900 Memphis, TN 38119	LCAPA LCAPB LINTA LINTB	13,263,280 — 69,476,779 —	(3) (4)	10.8 — 11.5 —	% %	7.6%

(1)
The number of shares of LCAPA is based upon the Schedule 13G filed on February 10, 2006 by Capital Research and Management Company with respect to the Series A common stock of our predecessor issuer Liberty Media LLC (formerly named Liberty Media Corporation (Old Liberty)). Such figures included in the Schedule 13G have been adjusted to reflect the issuance of our common stock in connection with our 2006 restructuring. Capital Research, an investment adviser, is deemed to be the beneficial owner of 7,174,145 shares of LCAPA, as a result of acting as investment adviser to various investment companies, but disclaims beneficial ownership pursuant to Rule 13d-4. The Schedule 13G states that Capital Research has sole voting power over 2,241,395 shares of LCAPA.

(2)
The number of shares of LINTA is based upon the Schedule 13G filed on February 10, 2006 by Capital Research and Management Company with respect to the Series A common stock of Old Liberty. Such figures included in the Schedule 13G have been adjusted to reflect the issuance of our common stock in connection with our 2006 restructuring. Capital Research, an investment adviser, is deemed to be the beneficial owner of 35,870,725 shares of LINTA, as a result of acting as investment adviser to various investment companies, but disclaims beneficial ownership pursuant to Rule 13d-4. The Schedule 13G states that Capital Research has sole voting power over 11,206,975 shares of LINTA.

(3)
The number of shares of LCAPA is based upon the Amendment No. 1 to Schedule 13G, filed on June 6, 2007 by Southeastern Asset Management, Inc., an investment adviser, and O. Mason Hawkins, Chairman of the Board and CEO of Southeastern, with respect to shares of LCAPA. All of the 13,263,280 shares of LCAPA covered by the Schedule 13G are owned by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. Mr. Hawkins could be deemed to be a controlling person of Southeastern but disclaims the existence of such control. Mr. Hawkins does not own directly or indirectly any securities covered by the Schedule 13G. Southeastern and Mr. Hawkins disclaim beneficial ownership of the shares covered by the Schedule 13G pursuant to Rule 13d-4. The Schedule 13G states that Southeastern has sole voting power over 7,969,804 shares of LCAPA, shared voting power over 4,217,676 shares of LCAPA and no voting power over 1,075,800 shares of LCAPA.

(4)
The number of shares of LINTA is based upon the Amendment No. 1 to Schedule 13G filed on February 12, 2007 by Southeastern Asset Management, Inc., an investment adviser, and O. Mason Hawkins, Chairman of the Board and CEO of Southeastern, with respect to shares of LINTA. All of the 69,476,779 shares of LINTA common stock covered by the Schedule 13G/A are owned by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. Mr. Hawkins could be deemed to be a controlling person of Southeastern but disclaims the existence of such control. Mr. Hawkins does not own directly or indirectly any securities covered by the Schedule 13G/A. Southeastern and Mr. Hawkins disclaim beneficial ownership of the shares covered by the Schedule 13G/A pursuant to Rule 13d-4. The Schedule 13G/A states that Southeastern has sole voting power over 40,677,163 shares of LINTA, shared voting power over 22,584,666 shares of LINTA and no voting power over 6,214,950 shares of LINTA.

Security Ownership of Management

        The following table sets forth information with respect to the ownership by each of our directors and each of our executive officers and by all of our directors and executive officers as a group of shares of LCAPA, LCAPB, LINTA and LINTB. The security ownership information is given as of June 30, 2007, and, in the case of percentage ownership information, is based upon (1) 123,110,645 LCAPA shares, (2) 5,988,020 LCAPB shares, (3) 603,298,421 LINTA shares and (4) 29,944,850 LINTB shares, in each case, outstanding on that date.

        Shares of restricted stock that have been granted pursuant to our equity incentive plans are included in the outstanding share numbers provided throughout this proxy statement/prospectus. Shares of common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after June 30, 2007, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For purposes of the following presentation, beneficial ownership of shares of LCAPB and LINTB, though convertible on a one-for-one basis into shares of LCAPA and LINTA, respectively, is reported as beneficial ownership of LCAPB and LINTB only, and not as beneficial ownership of LCAPA or LINTA. So far as is known to us, the persons indicated below have sole voting power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.

        The number of shares indicated as owned by the following persons includes interests in shares held by our defined contribution 401(k) plan (the Liberty 401(k) Savings Plan) as of June 30, 2007. The shares held by the trustee of the Liberty 401(k) Savings Plan for the benefit of these persons are voted as directed by such persons.

Name and Principal Occupation with Our Company	Title of Series	Amount and Nature of Beneficial Ownership		Percent of Series		Voting Power
(In thousands)
John C. Malone Chairman of the Board	LINTA LINTB LCAPA LCAPB	3,174 29,970 695 5,994	(1)(2)(3)(4)(5) (1)(5)(6) (1)(2)(3)(4)(5) (1)(5)(6)	* 90.5 * 90.5	% %	31.9%
Robert R. Bennett Director	LINTA LINTB LCAPA LCAPB	847 4,170 289 834	(7)(8)(9) (8)(9) (7)(8)(9) (8)(9)	* 12.2 * 12.2	% %	4.5%
Donne F. Fisher Director	LINTA LINTB LCAPA LCAPB	88 149 18 30	(10) (10)	* * * *		*
Paul A. Gould Director	LINTA LINTB LCAPA LCAPB	409 150 78 30	(11) (11)	* * * *		*
Gregory B. Maffei Director, President and Chief Executive Officer	LINTA LINTB LCAPA LCAPB	789 — 145 —	(4)(12)(13) (4)(12)(13)	* * * *		*
David E. Rapley Director	LINTA LINTB LCAPA LCAPB	18 — 4 —	(10) (10)	* * * *		*
M. LaVoy Robison Director	LINTA LINTB LCAPA LCAPB	18 — 4 —	(10) (10)	* * * *		*
Larry E. Romrell Director	LINTA LINTB LCAPA LCAPB	72 — 14 —	(10) (10)	* * * *		*
David J.A. Flowers Senior Vice President and Treasurer	LINTA LINTB LCAPA LCAPB	615 — 123 —	(14)(15)(16) (14)(15)(16)	* * * *		*
Albert E. Rosenthaler Senior Vice President	LINTA LINTB LCAPA LCAPB	282 — 58 —	(17)(18)(19) (17)(18)(19)	* * * *		*

Christopher W. Shean Senior Vice President, Controller	LINTA LINTB LCAPA LCAPB	249 — 51 —	(20)(21)(22) (20)(21)(22)	* * * *		*
Charles Y. Tanabe Executive Vice President, Secretary and General Counsel	LINTA LINTB LCAPA LCAPB	735 — 149 —	(23)(24)(25)(26) (23)(24)(25)(26)	* * * *		*
All directors and executive officers as a group (12 persons)	LINTA LINTB LCAPA LCAPB	7,296 34,440 1,628 6,888	(3)(9)(27)(28)(29)(30) (6)(9)(28)(30) (3)(9)(27)(28)(29)(30) (6)(9)(28)(30)	1.2 92.4 1.3 92.4	% % % %	35.9%

*
Less than one percent

(1)
Includes 376,260 LINTA shares, 852,358 LINTB shares, 75,252 LCAPA shares and 170,471 LCAPB shares, held by Mr. Malone's wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership.

(2)
Includes 273 LINTA shares and 43 LCAPA shares and held by the Liberty 401(k) Savings Plan.

(3)
Includes 825 LINTA shares and 165 LCAPA shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(4)
Includes 24,232 restricted LINTA shares and 10,560 restricted LCAPA shares, none of which were vested on June 30, 2007.

(5)
Includes beneficial ownership of 54,604 LINTA shares, 3,171,321 LINTB shares, 11,942 LCAPA shares and 634,264 LCAPB shares, which may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2007. Mr. Malone has the right to convert the options to purchase 2,871,351 LINTB shares and 574,270 LCAPB shares into options to purchase LINTA shares and LCAPA shares, respectively.

(6)
In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of the former parent company, TCI, of our predecessor company, TCI entered into a call agreement with Mr. Malone and Mr. Malone's wife. In connection with AT&T's acquisition of TCI, TCI assigned to our predecessor its rights under this call agreement. We succeeded to these rights in connection with our 2006 restructuring. As a result, we have the right, under certain circumstances, to acquire LINTB shares and LCAPB shares owned by the Malones. The call agreement also prohibits the Malones from disposing of their LINTB shares and LCAPB shares, except for certain exempt transfers (such as transfers to related parties or to the other group or public sales of up to an aggregate of 5% of their shares of LINTB or LCAPB after conversion to shares of LINTA or LCAPA, respectively) and except for a transfer made in compliance with our call rights.

(7)
Includes 9,319 LINTA shares and 1,839 LCAPA shares held by the Liberty 401(k) Savings Plan.

(8)
Includes beneficial ownership of 500,000 LINTA shares, 4,169,963 LINTB shares, 100,000 LCAPA shares and 833,993 LCAPB shares, which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after June 30, 2007.

  Mr. Bennett has the right to convert the options to purchase LINTB shares and LCAPB shares into options to purchase LINTA shares and LCAPA shares, respectively.

(9)
Includes 299,567 LINTA shares, 100 LINTB shares, 62,329 LCAPA shares and 20 LCAPB shares, owned by Hilltop Investments, Inc. which is jointly owned by Mr. Bennett and his wife, Mrs. Deborah Bennett.

(10)
Includes beneficial ownership of 15,750 LINTA shares and 3,150 LCAPA shares, which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after June 30, 2007.

(11)
Includes beneficial ownership of 17,938 LINTA shares and 3,588 LCAPA shares, which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after June 30, 2007.

(12)
Includes beneficial ownership of 659,226 LINTA shares and 132,228 LCAPA shares, which may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2007.

(13)
Includes 945 LINTA shares and 561 LCAPA shares held by the Liberty 401(k) Savings Plan.

(14)
Includes 4,331 LINTA shares and 853 LCAPA shares held by the Liberty 401(k) Savings Plan.

(15)
Includes 3,584 restricted LINTA shares and 1,561 restricted LCAPA shares, none of which were vested on June 30, 2007.

(16)
Includes beneficial ownership of 504,425 LINTA shares and 99,786 LCAPA shares, which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after June 30, 2007.

(17)
Includes 2,546 LINTA shares and 498 LCAPA shares held by the Liberty 401(k) Savings Plan.

(18)
Includes 4,139 restricted LINTA shares and 1,794 restricted LCAPA shares, none of which were vested on June 30, 2007.

(19)
Includes beneficial ownership of 274,409 LINTA shares and 55,086 LCAPA shares, which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after June 30, 2007.

(20)
Includes 2,630 LINTA shares and 518 LCAPA shares held by the Liberty 401(k) Savings Plan.

(21)
Includes 12,966 restricted LINTA shares and 3,739 restricted LCAPA shares, none of which were vested on June 30, 2007.

(22)
Includes beneficial ownership of 228,008 LINTA shares and 45,086 LCAPA shares, which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after June 30, 2007.

(23)
Includes 2,811 LINTA shares and 552 LCAPA shares held by the Liberty 401(k) Savings Plan.

(24)
Includes 15,884 restricted LINTA shares and 5,006 restricted LCAPA shares, none of which were vested on June 30, 2007.

(25)
Includes 767 LINTA shares and 153 LCAPA shares held by Mr. Tanabe's wife, Arlene Bobrow, as to which shares Mr. Tanabe has disclaimed beneficial ownership.

(26)
Includes beneficial ownership of 638,215 LINTA shares and 128,029 LCAPA shares, which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after June 30, 2007.

(27)
Includes 22,855 LINTA shares and 4,864 LCAPA shares held by the Liberty 401(k) Savings Plan.

(28)
Includes 377,027 LINTA shares, 852,358 LINTB shares, 75,405 LCAPA shares and 170,471 LCAPB shares, held by relatives of certain directors and executive officers, as to which shares beneficial ownership by such directors and executive officers has been disclaimed.

(29)
Includes 85,037 restricted LINTA shares and 33,220 restricted LCAPA shares, none of which were vested on June 30, 2007.

(30)
Includes beneficial ownership of 2,939,825 LINTA shares, 7,341,284 LINTB shares, 588,345 LCAPA shares and 1,468,257 LCAPB shares, which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after June 30, 2007. The options to purchase 7,041,314 of the LINTB shares and 1,408,263 of the LCAPB shares may be converted into options to purchase LINTA shares and LCAPA shares, respectively.

Change of Control

        We know of no arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

THE RECLASSIFICATION PROPOSALS

General

        At the special meeting holders of Old Liberty Capital common stock and Liberty Interactive common stock will be asked to vote on a group of related proposals: the new tracking stock proposal, the recapitalization proposal, the optional conversion proposal, and the group disposition proposal. We refer to all four proposals together as the "reclassification proposals." Before our board of directors implements the reclassification, the following must occur:

  •
  All four of the reclassification proposals shall have been approved by the affirmative vote of the holders of a majority in aggregate voting power of each of (i) our Old Liberty Capital and Liberty Interactive common stocks, voting together as a single class, (ii) our Old Liberty Capital common stock, voting as a separate class and (iii) our Liberty Interactive common stock, voting as a separate class, in each case, outstanding as of the record date for the special meeting;

  •
  Our previously announced exchange transaction with News Corporation, pursuant to which we would acquire a subsidiary of News Corporation which will own an approximate 40% equity interest in DirecTV, three regional sports networks and $588 million in cash, shall have closed; and

  •
  We shall have received a favorable opinion from Baker Botts L.L.P. as to certain tax implications of the reclassification as described under "—Material United States Federal Income Tax Consequences—Tax Implications of the Reclassification" below.

        Each of the four proposals is described below. While each proposal is related and therefore conditioned on approval of the other three proposals, we have "unbundled" them so that you may communicate your view to the board of directors as to each proposal being voted on.

        The new tracking stock proposal.    Under this proposal, you are being asked to approve an amendment and restatement of our certificate of incorporation, included as Annex C hereto, which would reclassify our Old Liberty Capital common stock into two new tracking stocks, one to retain the designation Liberty Capital common stock and the other to be designated Liberty Entertainment common stock. The amended charter would provide for the reattribution of the businesses, assets and liabilities currently attributed to the Old Capital Group between a new, smaller Capital Group and a new Entertainment Group, as described under "—The Entertainment Group, the Capital Group and the Interactive Group" below. In addition, the amended charter would provide for limited, related changes to be made to the terms of the Liberty Interactive common stock. Each of the Liberty Capital common stock and the Liberty Entertainment common stock would be divided into three series with different voting rights. See Article IV, Sections A.1. and A.2.(a) of Annex C.

        The reclassification would not change the businesses, assets or liabilities attributed to our Interactive Group. The terms of our Liberty Interactive common stock also would not change under our amended charter, except as follows: (i) shares of Liberty Interactive common stock may be converted at our option into shares of Liberty Capital common stock or Liberty Entertainment common stock, and shares of Liberty Capital common stock or Liberty Entertainment common stock may be converted at our option into shares of Liberty Interactive common stock, (ii) we may not redeem outstanding shares of Liberty Interactive common stock for securities of a subsidiary holding assets and liabilities of the Interactive Group without a class vote of the holders of our Liberty Interactive common stock, (iii) it is no longer a condition to effecting any such redemption that our board of directors determine that the redemption qualifies for nonrecognition of gain or loss (in whole or in part) under Section 355 of the Internal Revenue Code to the holders of Liberty Interactive common stock, and (iv) if we were to effect a redemption described in clause (ii) with securities of a subsidiary that also holds assets and liabilities of the Capital Group and/or the Entertainment Group, shares of Liberty Capital common stock and/or Liberty Entertainment common stock, as applicable, would also be redeemed in exchange for securities of that subsidiary, and the entire redemption would be subject to the class vote described in clause (ii) as well as the separate class vote of the holders of

Liberty Capital common stock and/or Liberty Entertainment common stock, as applicable. In addition, our amended charter provides for more than twice as many authorized shares of Liberty Interactive common stock. See "—Description of Liberty Interactive Common Stock Under Our Amended Charter and Comparison to Liberty Interactive Common Stock Under Our Current Charter."

        After the reclassification, an investment in our Liberty Capital common stock or Liberty Entertainment common stock would, and an investment in Liberty Interactive common stock will continue to, represent an ownership interest in our company as a whole and not in the businesses or assets attributed to the Capital Group, the Entertainment Group or the Interactive Group, respectively.

        The recapitalization proposal.    Under this proposal, you are being asked to approve an amendment and restatement of our certificate of incorporation which would cause: (i) each share of LCAPA outstanding at the time our amended charter is filed with the Secretary of State of Delaware to be changed into one share of Series A Liberty Capital common stock and four shares of Series A Liberty Entertainment common stock; and (ii) each share of LCAPB outstanding at the time our amended charter is filed to be changed into one share of Series B Liberty Capital common stock and four shares of Series B Liberty Entertainment common stock.

        The Optional Conversion Proposal.    Under this proposal, you are being asked to approve an amendment and restatement of our certificate of incorporation, in connection with the reclassification of the Old Liberty Capital common stock into two new tracking stocks, which would create the right in favor of our board of directors to convert, in their sole discretion, common stock intended to track the performance of the Capital Group, the Entertainment Group or the Interactive Group into common stock intended to track the performance of any other such group. See paragraphs (b)(ii)-(vii) of Article IV, Section A.2. of Annex C.

        The Group Disposition Proposal.    Under this proposal, you are being asked to approve an amendment and restatement of our certificate of incorporation, in connection with the reclassification of the Old Liberty Capital common stock into two new tracking stocks, which would create the right in favor of our board of directors to sell all or substantially all of the assets of the Capital Group or the Entertainment Group without a vote of the holders of the stockholders of that group, if the net proceeds of the sale are distributed to holders of that stock by means of a dividend or redemption, that stock is converted into stock of another group or a combination of the foregoing is effected. See paragraphs (e)(ii) and (f)(ii) of Article IV, Section A.2. of Annex C.

        Approval of the group disposition proposal would not affect the current right of our board of directors to effect a disposition of all or substantially all of the assets of the Interactive Group or the current rights of the holders of Liberty Interactive common stock following any such disposition, except that, under the terms of the amended charter, the stock into which the Liberty Interactive common stock may be converted would be Liberty Capital common stock or Liberty Entertainment common stock rather than Old Liberty Capital common stock. See Article IV, Section A.2.(g)(ii) of Annex C.

Treatment of Stock Options and Other Awards

        Options to purchase shares of Old Liberty Capital common stock, stock appreciation rights with respect to shares of Old Liberty Capital common stock and restricted shares of Old Liberty Capital common stock have been granted to various directors, officers, employees and consultants of our company and certain of our subsidiaries pursuant to the Liberty Media Corporation 2007 Incentive Plan and various other stock incentive plans administered by the incentive plan committee of our board of directors. In the reclassification, we intend to treat options, SARs and restricted stock as set forth below.

        Option Awards.    Upon filing our amended charter with the Secretary of State of the State of Delaware, each outstanding option to purchase shares of Old Liberty Capital common stock (which we refer to as an outstanding Old Liberty Capital option) will be divided into two options as follows:

  •
  an option (which we refer to as a Liberty Capital option) to purchase the same number of shares of the corresponding series of Liberty Capital common stock for which such outstanding Old Liberty Capital option was exercisable immediately prior to the reclassification; and

  •
  an option (which we refer to as a Liberty Entertainment option) to purchase the number and series of shares of Liberty Entertainment common stock which the holder of such outstanding Old Liberty Capital option would have received in the reclassification with respect to the shares of Old Liberty Capital common stock represented by such Old Liberty Capital option if the holder had exercised such Old Liberty Capital option immediately prior to the reclassification.

        The aggregate exercise price of each outstanding Old Liberty Capital option will be allocated between the Liberty Capital option and the Liberty Entertainment option based upon the exchange ratios applied in the reclassification and the respective volume weighted average prices of the applicable series of Liberty Capital common stock and Liberty Entertainment common stock over the first 20 trading days following the filing of our amended charter with the Secretary of State of the State of Delaware. This allocation is intended to reflect the relative fair market values of each group's stock immediately following the reclassification.

        By way of example, an outstanding Old Liberty Capital option to acquire 1,000 shares of Series A Old Liberty Capital common stock at an exercise price of $100 would be divided, as a result of the reclassification, into:

  •
  a Liberty Capital option to acquire 1,000 shares of Series A Liberty Capital common stock at an exercise price of $20; and

  •
  a Liberty Entertainment option to acquire 4,000 shares of Series A Liberty Entertainment common stock at an exercise price of $20.

        The foregoing exercise price allocation assumes that the volume weighted average price of the Series A Liberty Capital common stock over the first 20 trading days was $25 and the volume weighted average price of the Series A Liberty Entertainment common stock over such 20-trading day period was $25.

        Except as described above, all other terms of the Liberty Capital option and the Liberty Entertainment option (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding outstanding Old Liberty Capital option.

        SAR Awards.    Upon filing our amended charter with the Secretary of State of the State of Delaware, each outstanding stock appreciation right related to Old Liberty Capital common stock (which we refer to as an outstanding Old Liberty Capital SAR) will be divided into two stock appreciation rights as follows:

  •
  a stock appreciation right (which we refer to as a Liberty Capital SAR) related to the same number of shares of the corresponding series of Liberty Capital common stock as to which such outstanding Old Liberty Capital SAR related immediately prior to the reclassification;

  •
  a stock appreciation right (which we refer to as a Liberty Entertainment SAR) related to the number and series of shares of Liberty Entertainment common stock which the holder of such outstanding Old Liberty Capital SAR would have received in the reclassification with respect to the shares of Old Liberty Capital common stock related to such Old Liberty Capital SAR if such shares of Old Liberty Capital common stock had been outstanding and issued to such holder immediately prior to the reclassification.

        The aggregate base price of each outstanding Old Liberty Capital SAR will be allocated between the Liberty Capital SAR and the Liberty Entertainment SAR based upon the exchange ratios applied in the reclassification and the respective volume weighted average prices of the applicable series of

Liberty Capital common stock and Liberty Entertainment common stock over the first 20 trading days following the filing of our amended charter with the Secretary of State of the State of Delaware. This allocation is intended to reflect the relative fair market values of each group's stock immediately following the reclassification.

        By way of example, an outstanding Old Liberty Capital SAR relating to 1,000 shares of Series A Old Liberty Capital common stock with a base price of $100 would be divided, as a result of the reclassification, into:

  •
  a Liberty Capital SAR relating to 1,000 shares of Series A Liberty Capital common stock with a base price of $20; and

  •
  a Liberty Entertainment SAR relating to 4,000 shares of Series A Liberty Entertainment common stock with a base price of $20.

        The foregoing base price allocation assumes that the volume weighted average price of the Series A Liberty Capital common stock over the first 20 trading days was $25 and the volume weighted average price of the Series A Liberty Entertainment common stock over such 20-trading day period was $25.

        Except as described above, all other terms of the Liberty Capital SAR and the Liberty Entertainment SAR (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding outstanding Old Liberty Capital SAR.

        Restricted Stock Awards.    Upon filing our amended charter with the Secretary of State of the State of Delaware, each restricted share of Old Liberty Capital common stock will be reclassified as (i) one restricted share of the corresponding series of Liberty Capital common stock, and (ii) four restricted shares of the corresponding series of Liberty Entertainment common stock. Except as described above, the terms of the Liberty Capital restricted shares and the Liberty Entertainment restricted shares (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding Old Liberty Capital restricted shares.

The Entertainment Group, the Capital Group and the Interactive Group

        Our amended charter will authorize and designate three tracking stocks: the Liberty Entertainment common stock, intended to reflect the separate economic performance of the Entertainment Group; the Liberty Capital common stock, intended to reflect the separate economic performance of the Capital Group; and the Liberty Interactive common stock, intended to reflect the separate economic performance of the Interactive Group.

        Last year we implemented our current tracking stock structure following its approval by stockholders at our annual meeting. We adopted that structure in large part to clarify our capital structure, thereby assisting the capital markets in better understanding and valuing our businesses. We also sought to create acquisition currencies that we believed would prove more attractive to owners of companies we viewed as potential acquisition candidates for the separate lines of businesses we attribute to the Old Capital Group and the Interactive Group. In seeking to reclassify the Old Liberty Capital common stock into two new tracking stocks, we wish to further refine and clarify the businesses and assets we currently attribute to the Old Capital Group, and create an acquisition currency in the Liberty Entertainment common stock that we believe will be more attractive to owners of programming, communications and video distribution businesses that we may wish to acquire with equity securities.

        The Entertainment Group would initially consist of our subsidiaries Starz Entertainment, LLC and FUN Technologies, Inc., our equity interests in GSN, LLC and WildBlue Communications, Inc., and approximately $500 million of cash and cash equivalents. In addition, we would attribute to this new group the approximate 40% interest in DirecTV, three regional sports television networks and an additional approximately $588 million in cash that we will receive if and when our previously announced exchange transaction with News Corporation is completed. We would also attribute to this new group the $551 million principal amount (as of June 30, 2007) of our 3.25% Senior Exchangeable Debentures due 2031.

        While we expect the exchange transaction with News Corporation to be completed before the end of this year, if by the date specified in our agreement with News Corporation we ultimately are unable to obtain all required governmental approvals and favorable tax rulings and opinions, we or News Corporation may terminate that transaction. Were that to happen, we would not implement the reclassification.

        The Entertainment Group would focus primarily on programming, communications businesses and the direct-to-home satellite distribution business. Our strategy for this new group would be to grow the businesses we attribute to it organically as well as by increasing our holdings in certain of its equity affiliates and making acquisitions of operating companies with complimentary assets.

        The Capital Group would initially consist of all of our businesses and assets that are currently attributed to the Old Capital Group and that would not be attributed to the Entertainment Group. Those businesses and assets include our subsidiaries Starz Media, LLC, Atlanta National League Baseball, Inc. (which holds the Atlanta Braves major league baseball franchise), Leisure Arts, Inc., True Position, Inc., and WFRV and WJMN Television Station Inc. and minority investments in Time Warner Inc. and Sprint Nextel Corporation. In addition, the Capital Group would continue to have attributed to it the following debt obligations:

Obligation	Outstanding Principal at June 30, 2007
0.75% Senior Exchangeable Debentures due 2023	$1,749,998,000
4% Senior Exchangeable Debentures due 2029	$868,782,000
3.75% Senior Exchangeable Debentures due 2030	$809,999,000
3.5% Senior Exchangeable Debentures due 2031	$502,426,213
Bank Debt	$750,000,000

        The Capital Group would be primarily focused on media, telecom and technology businesses involving cable, satellite, the Internet and other distribution media as they evolve. As is the case currently for the Old Capital Group, our strategy for the Capital Group would be to seek to further simplify its assets through the monetization of certain of its minority investments. We would then seek to redeploy the proceeds of these monetizations by making acquisitions for the Capital Group's existing businesses, acquiring operating businesses or engaging in financial transactions and investments that management believes have attractive risk and return characteristics.

        The assets, businesses and liabilities attributed to the Interactive Group would not change as a result of the reclassification. That group would continue to focus on our video and on-line commerce businesses, and be anchored by our wholly owned subsidiary QVC. Our strategy for the Interactive Group will continue to be to foster QVC's organic growth in its existing markets while exploring opportunities for expansion in additional international markets. We will also continue to seek to acquire other commerce businesses. Other businesses attributed to the Interactive Group include our subsidiaries Provide Commerce, Inc., BuySeasons, Inc. and Backcountry.com, Inc. and our minority interests in Expedia, Inc. and IAC/InteractiveCorp. We have attributed approximately $3.11 million principal amount (as of June 30, 2007) of our publicly-traded debt to the Interactive Group, which consists of:

Obligation	Outstanding principal at June 30, 2007
7.875% Senior Notes due 2009	$669,695,000
7.75% Senior Notes due 2009	$233,626,344
5.70% Senior Notes due 2013	$802,500,000
8.5% Senior Debentures due 2029	$500,000,000
8.25% Senior Debentures due 2030	$901,620,000

        A more complete description of the businesses and assets attributed to the Interactive Group, and to be attributed to the Entertainment Group and the Capital Group, can be found in Annex A of this proxy statement/prospectus.

        We expect that each group will include in the future other businesses, assets and liabilities that are complementary or related to the businesses attributed to that group as our board of directors may determine. In addition, we may acquire and attribute to any group other businesses, assets and liabilities which are consistent with the focus or strategy of that group or which have financial or other attributes that fit well within a group. In cases where a business may fit into more than one group, our board will have discretion to determine to which group that business should be attributed. We expect that in making such a decision, the board will consider not only whether the business is principally related to those in a particular group but also which group has the financing capability and managerial expertise to best capitalize on the opportunities presented by the acquisition. Our board may change the focus or strategy of any group, in its sole discretion, at any time. We expect that the board will do so if it is determined that such a change would be in the best interests of our company and all of our stockholders.

Background and Reasons for the Reclassification Proposals

        Our stockholders approved a series of related proposals at our 2006 annual meeting which resulted in a restructuring of our company, which we refer to as the 2006 restructuring. As part of the 2006 restructuring, we formed a new public holding company and our predecessor became our wholly-owned subsidiary in a merger transaction. Pursuant to that merger, our stockholders exchanged their shares of our predecessor company's common stock for two new tracking stocks, the Old Liberty Capital common stock and the Liberty Interactive common stock.

        We implemented the 2006 restructuring and our "tracking stock" structure to provide us with greater operational and financial flexibility in executing our business strategies. Our board determined at that time, and continues to believe, that our tracking stock structure permits us to bring greater clarity to our assets and our businesses strategies, thereby allowing the stock of each group to move more in line with the fundamentals of the more focused businesses attributed to that group. Creating a tracking stock structure also allowed us to create two new acquisition currencies which we believe are more attractive to sellers of companies because they have a greater opportunity to participate in any gains enjoyed by the acquired company and similar or complimentary businesses attributed to the same group.

        Subsequent to the 2006 restructuring, our board of directors has continued to review options that may be available to our company to realize additional value from the businesses and assets attributed to the Old Capital Group and the Interactive Group. In anticipation of our acquisition of an approximate 40% interest in DirecTV in our previously announced exchange transaction with News Corporation, our board of directors has decided to further refine the groups of businesses and assets that are currently attributed to our Old Capital Group by reclassifying our Old Liberty Capital common stock into two new tracking stocks. One of these stocks, to be designated the Liberty Entertainment common stock, would be intended to track and reflect the economic performance of our new interest in DirecTV, as well as our programming and communications businesses, including our subsidiaries Starz Entertainment, LLC and FUN Technologies, Inc., and the regional sports networks we expect to acquire in our exchange transaction with News Corporation. We would also attribute to this group our equity interests in GSN, LLC and WildBlue Communications, Inc. Because the primary anchor of the Entertainment Group would be our interest in DirecTV, we will not implement the reclassification unless and until we close our exchange transaction with News Corporation.

        The other new tracking stock would be intended to track and reflect the economic performance of the remaining businesses and assets that are currently attributed to the Old Capital Group.

        Our board of directors also considered a spin off of certain of the businesses to be attributed to the Entertainment Group, but determined that a tracking stock structure, unlike a spin off, is expected to preserve certain favorable financial, tax and other benefits that we will continue to realize as a single consolidated entity.

        Upon management's recommendation and after consultation with our financial and legal advisors, our board of directors determined that the reclassification would be in the best interests of our company and our stockholders.

Positive Aspects of the Reclassification Proposals

        In arriving at its determination and recommendation, our board of directors, with the assistance of its advisors, considered, among other things, the following:

  •
  Greater financial flexibility.  The creation of the Liberty Entertainment common stock will provide us with greater flexibility in raising funds in the capital markets for our direct-to-home satellite distribution, programming, and communications businesses as investors will be able to acquire securities that are more focused on those businesses than is the case now with the Old Liberty Capital common stock. The reclassification of the Old Liberty Capital common stock into two tracking stocks intended to reflect the economic performance of more focused groups of businesses and assets will also allow us to take greater advantage of times when one or more of the Entertainment Group, the Capital Group or the Interactive Group are valued more favorably than the others, thereby permitting us to raise capital on better terms for that group or groups than would otherwise be the case.

  •
  Attractive Acquisition Currency.  The creation of the Liberty Entertainment common stock will provide us with an attractive currency for increasing our interests in the businesses we attribute to the Entertainment Group and in making acquisitions of complementary businesses, as the sellers will have a greater opportunity to participate in any gains enjoyed by the acquired company and similar or complementary businesses after the acquisition.

  •
  Increased stockholder choice.  The reclassification of the Old Liberty Capital common stock into two new tracking stocks will allow our stockholders and future investors greater choice, depending on their particular investment objectives, to own one or more of three separate securities intended to track and reflect the economic performance of the businesses and assets attributed to the Entertainment Group, the Capital Group and/or the Interactive Group.

  •
  Advantages of doing business under common ownership.  In contrast to a spin off, the reclassification proposals will allow us to retain the advantages of doing business as a single company and allow the businesses attributed to each group to capitalize on relationships with the businesses attributed to the other groups. As part of a single company, the businesses within each group will continue to take advantage of the strategic, financial and other benefits of shared managerial expertise, synergies relating to technology and purchasing arrangements, consolidated tax benefits, lower borrowing costs in some instances and cost savings in corporate overhead and other expenses.

  •
  Management incentives.  The further refinement of our businesses into the Entertainment Group, the Capital Group and the Interactive Group will enable us to more effectively tailor employee benefit plans and retention programs to provide incentives to the employees of the businesses attributed to each of those groups. In particular, it will allow us to issue stock-based compensation and other incentive awards to employees of the businesses within each group that are tied more directly to the performance of those businesses.

  •
  Preserves capital structure flexibility.  The terms of our amended charter preserve the ability of our board of directors to unwind the tracking stock capitalization. The reclassification proposals also retain future restructuring flexibility by preserving our ability to undertake future asset segmentation and capital restructurings.

  •
  Implementation of the reclassification will not be taxable.  We expect that the implementation of the reclassification will not be taxable for U.S. federal income tax purposes to us or to our stockholders.

  •
  Anticipated greater market recognition and more accurate valuation.  The reclassification of the Old Liberty Capital common stock into the Liberty Entertainment common stock and the Liberty Capital common stock will permit the market to review separate information about the more focused groups of businesses and assets, and associated liabilities, attributed to the Entertainment Group and the Capital Group, in addition to the Interactive Group. This should provide greater transparency to investors and analysts when analyzing the separate businesses, assets and liabilities attributed to each group.

Potential Negative Aspects of the Reclassification Proposals

        Our board of directors also evaluated the potential negative aspects of the reclassification proposals, including the following:

  •
  Uncertainty of market valuation.  There can be no assurance as to the degree to which the market price of the Liberty Entertainment common stock and the Liberty Capital common stock will reflect the separate economic performance of the businesses, assets and liabilities attributed to the Entertainment Group and the Capital Group, respectively, or whether the combined market prices of the Liberty Entertainment common stock and the Liberty Capital common stock will exceed the market price of the Old Liberty Capital common stock. In addition, we cannot predict the impact of the reclassification proposals on the market price of our existing Liberty Interactive common stock or whether the implementation of the reclassification will increase our aggregate market capitalization.

  •
  Expansion of the board of directors' responsibilities.  Our amended charter can be expected to expand our board of directors' responsibilities due to the need for our board to review any matter involving the allocation of a business or corporate opportunity to the Entertainment Group and the Capital Group in addition to the Interactive Group, a potential conflict of interest between or among the holders of Liberty Interactive common stock, Liberty Entertainment common stock and/or Liberty Capital common stock, or the movement of assets and creation of inter-group interests among the three groups.

  •
  Creation of potential diverging or conflicting interests.  Our amended charter may create additional, potentially diverging or conflicting interests among the holders of our tracking stocks due to the increase in the number of our tracking stocks, and complex issues may arise in resolving such conflicts that effectively require our board of directors to benefit one group more than the other groups.

  •
  Uncertainty of market reaction to tracking stock decisions.  The market values of the Liberty Entertainment common stock, the Liberty Capital common stock or the Liberty Interactive common stock could be affected by the market reaction to decisions by our board of directors and management that investors perceive as affecting differently one series of common stock compared to the others. These decisions could include decisions regarding business transactions among the groups or the allocation of assets, expenses, debt or other financial liabilities among the groups.

  •
  Potential adverse tax consequences.  The tax treatment of the reclassification is subject to some uncertainty, and the board considered the possibility that the IRS could successfully assert that the receipt of Liberty Entertainment common stock or Liberty Capital common stock or both in the reclassification is taxable to the holders of our Old Liberty Capital common stock and/or to us. The board considered the fact that if the IRS were successful in such a claim, material adverse tax consequences could result to holders of our Old Liberty Capital common stock and us.

        Our board of directors determined that the positive aspects of the reclassification proposals outweighed the negative aspects and concluded that the restructuring proposals are in the best interests of our company and our stockholders. In light of the number and variety of factors that our board of directors considered, our board of directors believes it is not practicable to assign relative weights to the factors discussed above, and accordingly, our board of directors did not do so.

Recommendation of the Board of Directors

        YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED EACH OF THE RECLASSIFICATION PROPOSALS AND BELIEVES THAT THEIR ADOPTION IS IN THE BEST INTERESTS OF OUR COMPANY AND STOCKHOLDERS. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF EACH OF THE RECLASSIFICATION PROPOSALS.

Management and Allocation Policies

        We have established management and allocation policies for purposes of attributing all of our businesses and operations to either the Old Capital Group or the Interactive Group, and allocating between those two groups other items (such as debt, corporate overhead, taxes, corporate opportunities and other charges and obligations) in a manner we deem reasonable after taking into account all material factors. If the reclassification proposals are approved and implemented, we will modify our management and allocation policies as described below.

        As a general principle, we expect that all material matters in which holders of Liberty Entertainment common stock, Liberty Capital common stock and Liberty Interactive common stock may have divergent interests will continue to be generally resolved in a manner that is in the best interests of our company and all of our stockholders after giving fair consideration to the interests of the holders of each tracking stock, as well as such other or different factors considered relevant by our board of directors (or any committee of the board authorized for this purpose, including the executive committee of the board).

Policies Subject to Change Without Stockholder Approval

        We have set forth below the management and allocation policies as we expect them to be effective upon completion of the reclassification. We are not requesting stockholder approval of these policies.

        Our board of directors may, without stockholder approval, modify, change, rescind or create exceptions to these policies, or adopt additional policies. Such actions could have different effects upon holders of Liberty Entertainment common stock, Liberty Capital common stock and Liberty Interactive common stock. Our board of directors will make any such decision in accordance with its good faith business judgment that such decision is in the best interests of our company and the best interests of all of our stockholders as a whole.

        Any such modifications, changes, rescissions, exceptions or additional policies will be binding and conclusive unless otherwise determined by the board.

Attribution of Assets

        The businesses, assets and liabilities that are currently attributed to the Old Capital Group will be attributed to either the Entertainment Group or the Capital Group. The businesses and assets initially to be attributed to the Entertainment Group will include our subsidiaries Starz Entertainment, LLC and FUN Technologies, Inc., our equity interests in GSN, LLC, and WildBlue Communications, Inc., the approximate 40% interest in The DirecTV Group, Inc., three regional sports television networks and approximately $588 million in cash that we would receive upon consummation of our exchange transaction with News Corporation, and approximately $500 million of additional cash and cash equivalents. We will also attribute to the Entertainment Group approximately $551 million principal amount (as of June 30, 2007) of our publicly-traded debt. The Entertainment Group will be primarily focused on the direct-to-home satellite distribution, programming and communications businesses.

        The Capital Group will initially have attributed to it the remaining businesses and assets that are currently attributed to the Old Capital Group. Those businesses and assets include our subsidiaries Starz Media, LLC, Atlanta National League Baseball Club, Inc. (owner of the Atlanta Braves baseball franchise), Leisure Arts, Inc., TruePosition, Inc., WFRV and WJMN Television Station Inc., and minority equity investments in Time Warner Inc. and Sprint Nextel Corporation we attribute to that group. In addition, the Capital Group will have attributed to it $3.93 billion principal amount (as of June 30, 2007) of our existing publicly-traded debt and $750 million principal amount (as of June 30, 2007) of our bank debt. The Capital Group will be primarily focused on media, telecom and technology and will continue to simplify its assets through the monetization of certain of its minority investments.

        The businesses, assets and liabilities attributed to the Interactive Group will not change if the reclassification is implemented. Those businesses and assets include our subsidiaries QVC, Inc., Provide Commerce, BuySeasons, Inc., and Backcountry.com, Inc. and our interests in Expedia and IAC. We attribute to the Interactive Group $3.11 billion principal amount (as of June 30, 2007) of our existing publicly-traded debt. The Interactive Group is primarily focused on video and on-line commerce.

        The board currently contemplates that businesses, assets and liabilities acquired after the reclassification will be attributed to one of the three groups principally based upon how strongly they complement or relate to the focus or strategy of that group.

Fiduciary and Management Responsibilities

        Because the Entertainment Group, the Capital Group and the Interactive Group will continue to be a part of a single company, our directors and officers will have the same fiduciary duties to holders of Liberty Entertainment common stock, Liberty Capital common stock and Liberty Interactive common stock that our board of directors currently has to the holders of Old Liberty Capital common stock and Liberty Interactive common stock. Under Delaware law, absent an abuse of discretion, a director or officer will be deemed to have satisfied his or her fiduciary duties to us and our stockholders if that person is disinterested and acts in accordance with his or her good faith business judgment in our interests and the interests of all of our stockholders as a whole. Our board of directors and chief executive officer, in establishing and applying policies with regard to intra-company matters such as business transactions between or among our three groups and allocation of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information which could benefit or cause relative detriment to the stockholders of the respective groups and will seek to make determinations which are in our best interests and the best interests of our stockholders as a whole. If and when there are conflicting interests between or among the Entertainment Group, the Capital Group and/or the Interactive Group our directors will use good faith business judgment to resolve such conflicts.

Dividend Policy

        We have not paid cash dividends on Old Liberty Capital common stock or Liberty Interactive common stock and do not anticipate paying cash dividends on Liberty Entertainment common stock, Liberty Capital common stock or Liberty Interactive common stock for the foreseeable future following the reclassification. Our ability to pay dividends in respect of Liberty Entertainment common stock, Liberty Capital common stock and Liberty Interactive common stock is addressed in Article IV, Section A.2.(c) of Annex C.

Financing Activities

        General.    We will continue to manage most of our financial activities on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt and the issuance and repurchase of any preferred stock.

        If we transfer cash or other property attributed to one group to either of the other groups, we will account for such transfer as a short term loan unless our board of directors determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, an inter-group interest, as a reduction of an inter-group interest or as a transfer in exchange for cash or other assets. See "—Inter-Group Loans" and "—Inter-Group Interests" below.

        Our board of directors will make these determinations, either in specific instances or by setting applicable policies generally, in the exercise of its informed business judgment. Factors our board of directors may consider in making this determination include:

  •
  the financing needs and objectives of the receiving group;

  •
  the investment objectives of the transferring group;

  •
  the current and projected capital structure of each group;

  •
  the relative levels of internally generated funds of each group; and

  •
  the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions.

        Our board of directors will make all transfers of material assets from one group to another on a fair value basis for the foregoing purposes, as determined by the board. For accounting purposes, all such assets will be deemed transferred at their carryover basis. To the extent that this amount is different than the fair value of the inter-group loan or inter-group interest created in the transaction, this difference will be recorded as an adjustment to the group equity. No gain or loss will be recognized in the statement of operations information for the groups due to the related party nature of such transactions.

        Inter-Group Loans.    If one group makes a loan to another group, our board of directors will determine the terms of the loan, including the rate at which it will bear interest. Our board of directors will determine the terms of any inter-group loans, either in specific instances or by setting applicable policies generally, in the exercise of its informed business judgment. Factors our board of directors may consider in making this determination include:

  •
  our needs;

  •
  the use of proceeds and creditworthiness of the recipient group;

  •
  the capital expenditure plans of and the investment opportunities available to each group; and

  •
  the availability, cost and time associated with alternative financing sources.

        If an inter-group loan is made, we intend to account for the loan based on its stated terms, and the resulting activity, such as interest amounts, will be recorded in the separate group financial results to be included in our consolidated financial statements but will be eliminated in preparing our consolidated financial statement balances.

        Inter-Group Interests.    An inter-group interest is a quasi-equity interest that one group is deemed to hold in another group. Inter-group interests are not represented by outstanding shares of common stock, rather they have an attributed value which is generally stated in terms of a number of shares of stock issuable to one group with respect to an inter-group interest in another group.

        An inter-group interest in a group will be created when cash or property is transferred from one group to another group and the board of directors determines that the transfer will not be treated as an inter-group loan or as a transfer in exchange for cash or other assets. Inter-group interests may also be created in the discretion of the board of directors for certain other transactions, such as when funds of one group are used to effect an acquisition made on behalf of another group. Additionally, inter-group interests once created are subject to adjustment for subsequent events. For instance, if the Interactive Group holds an inter-group interest in the Entertainment Group at the time of a transfer of cash or property by the Entertainment Group to the Interactive Group, the board of directors may choose to reduce the Interactive Group's inter-group interest in the Entertainment Group rather than create an inter-group interest in the Interactive Group in favor of the Entertainment Group. Certain extraordinary actions that may be taken under our amended charter may also cause an increase or decrease in one group's inter-group interest in another group. For more information regarding inter-group interests, see the definitions of "Number of Shares Issuable With Respect to the Capital Group Inter-Group Interest," "Number of Shares Issuable With Respect to the Entertainment Group Inter-Group Interest," and "Number of Shares Issuable With Respect to the Interactive Group Inter-Group Interest" in Article IV, Section A.2.(j) of Annex C.

        If an inter-group interest is created, we intend to account for this interest in a manner similar to the equity method of accounting whereby the group holding the inter-group interest would record its proportionate share of such other group's net income or loss. Appropriate eliminating entries would be made in preparing our consolidated financial statement balances.

        Equity Issuance and Repurchases and Dividends.    We will reflect all financial effects of issuances and repurchases of shares relating to any group in its own attributed financial information. We will reflect financial effects of dividends or other distributions on, and purchases of, shares relating to any group in its own attributed financial information.

Inter-Group Contracts

        The terms of all current and future material transactions, relationships and other matters between or among the groups, including those as to which the groups may have potentially divergent interests, will be determined in a manner considered by our board of directors to be in our best interests and the best interests of our stockholders as a whole.

Review of Corporate Opportunities

        In cases where a material corporate opportunity may appropriately be viewed as one that could be pursued by more than one group, our board of directors may, independently or at the request of management, review the allocation of that corporate opportunity to one of, or between or among, such groups. In accordance with Delaware law, our board of directors will make its determination with regard to the allocation of any such opportunity and the benefit of such opportunity in accordance with their good faith business judgment of our best interests and the best interests of our stockholders as a whole. Among the factors that our board of directors may consider in making this allocation is:

  •
  whether a particular corporate opportunity is principally related or complementary to the business focus or strategy of the Entertainment Group, the Capital Group or the Interactive Group;

  •
  whether one group, because of operational expertise, will be better positioned to undertake the corporate opportunity than the other two groups;

  •
  existing contractual agreements and restrictions; and

  •
  the financial resources and capital structure of each group.

Financial Statements; Allocation Matters

        We will present consolidated financial statements in accordance with generally accepted accounting principles in the U.S., consistently applied. We will also provide consolidating financial statement information that will show the attribution of our assets, liabilities, revenue, expenses and cash flows to each of the Entertainment Group, the Capital Group and the Interactive Group.

        Consolidating financial statement information will also include attributed portions of our debt, interest, corporate overhead and costs of administrative shared services and taxes. We will make these allocations for the purpose of preparing such information; however, holders of Liberty Entertainment common stock, Liberty Capital common stock and Liberty Interactive common stock will continue to be subject to all of the risks associated with an investment in our company and all of our businesses, assets and liabilities.

        In addition to allocating debt and interest as described above, we have adopted certain expense allocation policies, each of which will be reflected in the attributed financial information of the Entertainment Group, the Capital Group and the Interactive Group. In general, corporate overhead will be allocated to each group based upon the use of services by that group where practicable. Corporate overhead includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to our board of directors. We will allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.

Taxes

        General Policies.    From and after the effective date of the reclassification, taxes and tax benefits will, except as provided below, be shared among the Entertainment Group, the Capital Group and the Interactive Group in accordance with the following tax sharing policies regardless of whether or not the applicable taxes or tax benefits relate to—

  •
  a taxable period (or portion thereof) ending prior to the closing date of the merger transaction which occurred as part of the 2006 restructuring (a Pre-Merger Date Period),

  •
  a taxable period (or portion thereof) beginning on or after the closing date of the merger transaction which occurred as part of the 2006 restructuring and ending prior to the closing date of the reclassification (an Interim Period) or

  •
  a taxable period (or portion thereof) beginning on or after the effective date of the reclassification (a Post-Reclassification Date Period).

        These tax sharing policies may differ from the manner in which taxes and tax benefits of each group are reflected in the financial statements. For financial statement purposes, taxes and tax benefits allocable to each group generally have been and will be accounted for in a manner similar to a stand-alone company basis in accordance with generally accepted accounting principles. Any differences between the tax sharing policies described below and the taxes and tax benefits of each group reported in the financial statements will be reflected in the attributed net assets of the groups for financial statement purposes.

        In general, for purposes of these tax sharing policies, any tax item (including any tax item arising from a disposition) attributable to an asset, liability or other interest tracked by the Liberty Interactive common stock will be allocated to the Interactive Group, any tax item (including any tax item arising from a disposition) attributable to an asset, liability or other interest tracked by the Liberty Capital common stock will be allocated to the Capital Group, and any tax item (including any tax item arising from a disposition) attributable to an asset, liability or other interest tracked by the Liberty Entertainment common stock will be allocated to the Entertainment Group. Tax items arising from employee or director compensation or employee benefits will be allocated to the group responsible for the underlying obligation (either through the allocation of the related expenses or through the issuance of stock of that group).

        Nothing in these tax sharing policies is intended to change the amount of taxes and tax benefits that would otherwise have been allocated to the Interactive Group for periods prior to the Post-Reclassification Date Period in the absence of the reclassification.

        Consolidated Income Taxes for Post-Reclassification Date Periods.    To the extent that federal, state, local or foreign income taxes are determined on a basis that includes the operations, assets, liabilities or other tax items of more than one group, income taxes and income tax benefits will be shared among the groups based principally on the taxable income (or loss), tax credits and other tax items directly related to the activities of such group for Post-Reclassification Date Periods. Such allocations will reflect each group's contribution, whether positive or negative, to our consolidated taxable income (or loss), income tax liabilities and tax credit position. Consistent with the general policies described above, income tax benefits that cannot be used by a group generating such benefits, but can be used to reduce the taxable income of the other groups, will be credited to the group that generated such benefits. A corresponding amount will be charged to the group or groups utilizing such benefits, determined on a pro rata basis with respect to taxable income or, where appropriate, other relevant items (e.g., allocation of foreign tax credits will be determined with respect to foreign source income). As a result, under this tax sharing policy, the amount of income taxes allocated to a group or the amount credited to a group for income tax benefits may not necessarily be the same as that which would have been payable or received by the group had that group filed separate income tax returns.

        Consolidated Income Taxes for Interim Periods.    To the extent that federal, state, local or foreign income taxes are determined on a basis that includes the operations, assets, liabilities or other tax items of the Interactive Group and the Old Capital Group, income taxes and income tax benefits will, consistent with the policies described under "—Taxes—Consolidated Income Taxes for Post-Reclassification Date Periods," be allocated to the Interactive Group and nominally to the Old Capital Group based principally on the taxable income (or loss), tax credits and other tax items directly related to the activities of such group for Interim Periods. To the extent that income taxes and income tax benefits nominally allocated to the Old Capital Group are determined on a basis that includes the operations, assets, liabilities or other tax items of both the Capital Group and the Entertainment Group in any Interim Period—

  •
  income taxes and income tax benefits (including benefits received by carrying forward a tax item to a Post-Reclassification Date Period) that are attributable to Starz Entertainment, LLC, FUN Technologies, Inc., GSN, LLC, or any of their respective subsidiaries, our equity interest in WildBlue Communications, Inc., the equity interest in The DirecTV Group, Inc. or the three regional sports networks we will receive if our exchange transaction with News Corporation is completed (other than any income taxes or benefits arising from such exchange transaction) or our publicly traded debt that will be attributed to the Entertainment Group will be the responsibility of, or for the benefit of, the Entertainment Group; and

  •
  except as described below, all other income taxes and income tax benefits (including benefits received by carrying forward a tax item to a Post-Reclassification Date Period) arising from the tax items of the Old Capital Group that are attributable to any Interim Period will be the responsibility of, or for the benefit of, the Capital Group.

        However, any income tax benefit arising from tax credits or losses generated by the Entertainment Group that are carried back from a Post-Reclassification Date Period to any Interim Period will be for the benefit of the Entertainment Group, and any tax obligations or tax benefits of any entity acquired for the Entertainment Group, which relate to any Interim Period, will be allocated to the Entertainment Group.

        Consolidated Income Taxes for Pre-Merger Date Periods.    To the extent that federal, state, local or foreign income taxes are determined on a basis that includes the operations, assets, liabilities or other tax items of both the Old Capital Group and the Interactive Group in any Pre-Merger Date Period—

  •
  income taxes and income tax benefits (including benefits received by carrying forward a tax item to an Interim Period or a Post-Reclassification Date Period) that are attributable to QVC, Inc., Provide Commerce, Inc., BuySeasons, Inc., Backcountry.com, Inc. or any of their respective subsidiaries will be the responsibility of, or for the benefit of, the Interactive Group;

  •
  income taxes and income tax benefits (including benefits received by carrying forward a tax item to an Interim Period or a Post-Reclassification Date Period) that are attributable to Starz Entertainment, LLC, FUN Technologies, Inc., GSN, LLC, or any of their respective subsidiaries, our equity interest in WildBlue Communications, Inc., the equity interest in The DirecTV Group, Inc. or the three regional sports networks we will receive if our exchange transaction with News Corporation is completed, or our publicly traded debt that will be attributed to the Entertainment Group will be the responsibility of, or for the benefit of, the Entertainment Group; and

  •
  except as described below, all other income taxes and income tax benefits (including benefits received by carrying forward a tax item to an Interim Period or a Post-Reclassification Date Period) arising from the tax items of each group or our company's (or its predecessor's) affiliated group that are attributable to any Pre-Merger Date Period will be the responsibility of, or for the benefit of, the Capital Group.

        However, any income tax benefit arising from tax credits or losses generated by the Interactive Group or the Entertainment Group that are carried back from any Interim Period or Post-Reclassification Date Period to any Pre-Merger Date Period will be for the benefit of the Interactive Group or the Entertainment Group, respectively, and any tax obligations or tax benefits of any entity acquired for the Interactive Group or the Entertainment Group, which relate to any Pre-Merger Date Period, will be allocated to the Interactive Group or the Entertainment Group, respectively.

        Several Liability for Consolidated Taxes.    Notwithstanding these tax sharing policies, under U.S. treasury regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, each member of our affiliated group for U.S. federal income tax purposes (whether or not such member is attributed to the Capital Group, the Entertainment Group or the Interactive Group) could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of our affiliated group.

        Non-Income Taxes and Non-Consolidated Income Taxes.    In all periods, if any non-income taxes are determined on a basis that includes the operations, assets, liabilities or other tax items of more than one group in any taxable period, then each group will be responsible for non-income taxes, and will be entitled to any non-income tax benefits, based upon their contribution to the consolidated non-income tax liability (or benefit). Non-income tax benefits that cannot be used by a group generating such benefits, but can be used to reduce taxes of the other groups, will be credited to the group that generated such benefits. A corresponding amount will be charged to the group or groups utilizing such benefits, determined on a pro rata basis with respect to the taxes of each such group.

        Any income or non-income taxes or tax benefits that are determined on a basis that includes only the operations, assets, liabilities or other tax items of one group will be for the account of that group.

        Tax Liability with Respect to Tracking Stock.    As described further in this proxy statement/prospectus under the heading "Risk Factors—Risks Relating to the Ownership of Our Common Stock due to Our Tracking Stock Capitalization—No IRS ruling has been obtained by us with respect to the tax consequences to you or us of the reclassification," no ruling has been obtained from the IRS with respect to the reclassification, and it is possible that the IRS could assert that the Liberty Interactive common stock, the Liberty Capital common stock, and/or the Liberty Entertainment common stock is not stock of our company for tax purposes. Although we think it is unlikely that the IRS would prevail on that view, if the IRS were successful in such a challenge, we and our subsidiaries would recognize a significant taxable gain as a result of the reclassification and/or the 2006 restructuring, and our subsidiaries attributed to the Interactive Group, the Capital Group and the Entertainment Group may not be able to file, where otherwise permitted, consolidated, combined or unitary tax returns as members of the same affiliated group. The Capital Group will be responsible for any taxes or tax items resulting from the treatment of the Liberty Interactive common stock, the Liberty Capital common stock, and/or the Liberty Entertainment common stock as other than stock of our company, or the actual or deemed disposition of a group or any entity attributed to a group caused by the issuance of the Liberty Interactive common stock, the Liberty Capital common stock and/or the Liberty Entertainment common stock; however, in each case, any tax items resulting from deferred intercompany transactions or excess loss accounts that are triggered thereby and are attributable to the Interactive Group or the Entertainment Group will be allocated to the Interactive Group or the Entertainment Group, respectively.

Description of Liberty Interactive Common Stock Under Our Amended Charter and Comparison to Liberty Interactive Common Stock Under Our Current Charter

        The following is a description of the terms of the Liberty Interactive common stock under our current charter and our amended charter, including a comparison of such terms. The discussion of the terms of our amended charter is qualified by reference to the full text of our amended charter, which is included as Annex C to this proxy statement/prospectus.

Liberty Interactive Common Stock Under Our Current Charter	Liberty Interactive Common Stock Under Our Amended Charter

Basic Investment

Liberty Interactive common stock is intended to reflect the separate economic performance of the assets included in the Interactive Group. The Interactive Group is defined to include: (i) our interests in QVC, Inc., Provide Commerce, Expedia, Inc. and IAC, (ii) all other assets, liabilities and businesses of our company to the extent attributed to the Interactive Group (such as our subsidiaries BuySeasons, Inc. and Backcountry.com, Inc.), (iii) such other businesses, assets and liabilities that our board of directors may determine to attribute to the Interactive Group or that may be acquired for or transferred to the Interactive Group in the future, (iv) the proceeds of any sale, transfer, exchange, assignment or other disposition of any of the foregoing, and (v) any inter-group interest that the Interactive Group may obtain in the Old Capital Group.
Liberty Interactive common stock will continue to reflect the separate economic performance of the assets included in the Interactive Group. The definition of the Interactive Group will not change under our amended charter, except the definition includes any inter-group interest that the Interactive Group may obtain in the Capital Group and/or the Entertainment Group. See the definition of "Interactive Group" in Article IV, Section A.2.(j) of Annex C.

Liberty Interactive Common Stock Under Our Current Charter	Liberty Interactive Common Stock Under Our Amended Charter

Authorized Shares

We are authorized to issue up to 3.625 billion shares of Liberty Interactive common stock, of which 2 billion are designated Series A Liberty Interactive common stock, 125 million are designated Series B Liberty Interactive common stock, and 1.5 billion are designated Series C Liberty Interactive common stock.
Under our amended charter we are authorized to issue up to 8.15 billion shares of Liberty Interactive common stock, of which 4 billion are designated Series A Liberty Interactive common stock, 150 million are designated Series B Liberty Interactive common stock and 4 billion are designated Series C Liberty Interactive common stock. See Article IV, Section A.1. of Annex C.
Dividends and Securities Distributions

We are permitted to pay dividends on Liberty Interactive common stock out of the lesser of our assets legally available for the payment of dividends under Delaware law and the "Interactive Group Available Dividend Amount" (defined generally as the excess of the total assets less the total liabilities of the Interactive Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Interactive common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the Interactive Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty Interactive common stock, an equal per share dividend will be concurrently paid on the other series of LibertyInteractive common stock.

We are permitted to make share distributions of Series A Liberty Interactive common stock or Series C Liberty Interactive common stock, respectively, to holders of all series of Liberty Interactive common stock, on an equal per share basis; share distributions of Series A Liberty Interactive common stock to holders of Series A Liberty Interactive common stock and, on an equal per share basis, shares of Series B Liberty Interactive common stock to holders of Series Liberty B Interactive common stock and, on an equal per share basis, shares of Series C Liberty Interactive common stock to holders of Series C Liberty Interactive common stock; share distributions of Series A Old Liberty Capital common stock or Series C Old Liberty Capital
There is no change under our amended charter to the calculation of the available amount we can pay as dividends on Liberty Interactive common stock, or to our obligation to pay an equal per share dividend to holders of each series of our Interactive common stock. See Article IV, Section A.2.(c)(iii) of Annex C.

Under our amended charter we are permitted to make all share distributions to holders of Liberty Interactive common stock that we are permitted to make under our current charter (substituting Liberty Capital common stock for Old Liberty Capital common stock in all instances). In addition, under our amended charter we are permitted to make share distributions of Series A Liberty Entertainment common stock or Series C Liberty Entertainment common stock, respectively, to holders of all series of Liberty Interactive common stock, on an equal per share basis, subject to certain limitations; share distributions of Series A Liberty Entertainment common stock to holders of Series A Interactive common stock and, on an equal per share basis, shares of Series B Liberty Entertainment common stock to holders of Series B Liberty Interactive common stock and, on an equal per share basis, shares of Series C Liberty Entertainment common stock to holders of Series C Liberty Interactive common stock, subject to certain limitations. See Article IV, Section A.2.(d)(iii) of Annex C.

Liberty Interactive Common Stock Under Our Current Charter	Liberty Interactive Common Stock Under Our Amended Charter

common stock, respectively, to holders of all series of Liberty Interactive common stock, on an equal per share basis, subject to certain limitations; share distributions of Series A Old Liberty Capital common stock to holders of Series A Interactive common stock and, on an equal per share basis, shares of Series B Old Liberty Capital common stock to holders of Series B Liberty Interactive common stock and, on an equal per share basis, shares of Series C Old Liberty Capital common stock to holders of Series C Liberty Interactive common stock, subject to certain limitations; and distributions of any other class or series of our securities or the securities of any other person to holders of all series of Liberty Interactive common stock, on an equal per share basis, subject to certain limitations.
Conversion at Option of Holder

Each share of Series B Liberty Interactive common stock is convertible, at the option of the holder, into one share of Series A Liberty Interactive common stock. Shares of Series A Liberty Interactive common stock and shares of Series C Liberty Interactive common stock are not convertible at the option of the holder.	There is no change under our amended charter to the optional conversion rights of holders of Liberty Interactive common stock. See Article IV, Section A.2.(b)(i)(C) of Annex C.
Conversion at Option of Issuer

We are able to convert each share of Series A Liberty Interactive common stock, Series B Liberty Interactive common stock and Series C Liberty Interactive common stock into a number of shares of the corresponding series of Old Liberty Capital common stock at a ratio based on the relative trading prices of the Series A Liberty Interactive common stock (or another series of Liberty Interactive common stock subject to certain limitations) and the Series A Old Liberty Capital common stock (or another series of Old Liberty Capital common stock subject to certain limitations) over a specified 60-trading day period. Subject to certain exceptions, we were not able to effect an optional conversion of Liberty Interactive common stock into Old Liberty Capital common stock during the first year following the issuance of the Liberty Interactive common stock. This limitation expired on May 9, 2007.
There is no change under our amended charter to our right to convert shares of Liberty Interactive common stock, except that the corresponding series of Liberty Capital common stock is substituted for the corresponding series of Old Liberty Capital common stock. Our amended charter provides that we are also able, in lieu of the foregoing, to convert each share of Series A Liberty Interactive common stock, Series B Liberty Interactive common stock and Series C Liberty Interactive common stock into a number of shares of the corresponding series of Liberty Entertainment common stock at a ratio based on the relative trading prices of the Series A Liberty Interactive common stock (or another series of Liberty Interactive common stock subject to certain limitations) and the Series A Liberty Entertainment common stock (or another series of Liberty Entertainment common stock subject to certain limitations) over a specified 60-trading day

Liberty Interactive Common Stock Under Our Current Charter	Liberty Interactive Common Stock Under Our Amended Charter

period. We may effect an optional conversion of Liberty Interactive common stock into Liberty Capital common stock or Liberty Entertainment common stock at any time. See paragraphs (b)(ii) and (b)(iii) of Article IV, Section A.2. of Annex C.

Our amended charter also provides that we will be able to convert each share of Liberty Capital common stock and Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Interactive common stock at a ratio based on the relative trading prices of the Series A Liberty Capital common stock (or another series of Liberty Capital common stock subject to certain limitations) or the Series A Liberty Entertainment common stock (or another series of Liberty Entertainment common stock subject to certain limitations), as applicable, to the Series A Liberty Interactive common stock (or another series of Liberty Interactive common stock subject to certain limitations) over a specified 60-trading day period. We may effect an optional conversion of Liberty Capital common stock and/or Liberty Entertainment common stock into Liberty Interactive common stock at any time. See paragraphs (b)(v) and (b)(vi) of Article IV, Section A.2. of Annex C.
Redemption for Securities of a Subsidiary

If at any time certain subsidiaries hold assets and liabilities attributed to the Interactive Group and no other assets or liabilities, we may redeem outstanding shares of Liberty Interactive common stock for shares of common stock of such a subsidiary, provided that our board of directors has determined that such redemption is expected to qualify for nonrecognition of gain or loss (in whole or in part) under Section 355 of the Internal Revenue Code to holders of Liberty Interactive common stock.
Under our amended charter, we may redeem outstanding shares of Liberty Interactive common stock for securities of a subsidiary that holds assets and liabilities attributed to the Interactive Group (and may or may not hold assets and liabilities attributed to any other group), provided that our board of directors seeks and receives the approval to such redemption of holders of Liberty Interactive common stock, voting together as a separate class. Due in part to the inclusion of this new stockholder approval requirement, it is no longer a condition to effecting any such redemption that our board of directors determines that the redemption qualifies for nonrecognition of gain or loss (in whole or in part) under Section 355 of the Internal Revenue Code to holders of Liberty Interactive common stock.

Liberty Interactive Common Stock Under Our Current Charter	Liberty Interactive Common Stock Under Our Amended Charter

If we were to effect a redemption as described above with securities of a subsidiary that also holds assets and liabilities of the Capital Group and/or the Entertainment Group, shares of Liberty Capital common stock and/or Liberty Entertainment common stock, as applicable, would also be redeemed in exchange for securities of that subsidiary, and the entire redemption would be subject to the class vote described above as well as the separate class vote of the holders of Liberty Capital common stock and/or Liberty Entertainment common stock, as applicable.
See Article IV, Section A.2.(g)(i) of Annex C.
Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If we dispose, in one transaction or a series of transactions, of all or substantially all of the assets of the Interactive Group, we are required to choose one of the following four alternatives, unless our board obtains approval of the holders of Liberty Interactive common stock to not take such action or the disposition qualifies under a specified exemption (in which case we will not be required to choose one of the following alternatives):

•    pay a dividend to holders of Liberty Interactive common stock out of the available net proceeds of such disposition; or

• if there are legally sufficient assets and the Interactive Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Interactive Group, redeem all outstanding shares of Liberty Interactive common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Interactive Group, redeem outstanding shares of Liberty Interactive common stock in exchange for cash and/or securities or other property with a fair value equal to the available net proceeds of such disposition; or
In addition to the alternatives available to us under our current charter (in the case of conversion, substituting Liberty Capital common stock for Old Liberty Capital common stock) if we dispose, in one transaction or a series of transactions, of all or substantially all of the assets of the Interactive Group, under our amended charter we also may:

•    convert each outstanding share of each series of Liberty Interactive common stock into a number of shares of the corresponding series of Liberty Entertainment common stock at a specified premium; or

•    combine a conversion of a portion of the outstanding shares of Liberty Interactive common stock into a number of shares of the corresponding series of Liberty Entertainment common stock with the payment of a dividend on or redemption of shares of Liberty Interactive common stock, subject to certain limitations.

See Article IV, Section A.2.(g)(ii) of Annex C.

Liberty Interactive Common Stock Under Our Current Charter	Liberty Interactive Common Stock Under Our Amended Charter

• convert each outstanding share of each series of Liberty Interactive common stock into a number of shares of the corresponding series of Old Liberty Capital common stock at a specified premium; or

• combine a conversion of a portion of the outstanding shares of Liberty Interactive common stock into a number of shares of the corresponding series of Old Liberty Capital common stock with the payment of a dividend on or redemption of shares of Liberty Interactive common stock, subject to certain limitations.
Voting Rights

Holders of Series A Liberty Interactive common stock will be entitled to one vote for each share of such stock held and holders of Series B Liberty Interactive common stock will be entitled to ten votes for each share of such stock held, in each case on all matters submitted to a vote of our stockholders. Holders of Series C Liberty Interactive common stock will not be entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of our current charter), except as otherwise required by Delaware law. When so required, holders of Series C Liberty Interactive common stock will be entitled to 1/100th of a vote for each share of such stock held.

Holders of Liberty Interactive common stock will vote as one class with holders of Old Liberty Capital common stock on all matters that are submitted to a vote of our stockholders unless a separate class vote is required by our current charter or Delaware law. In connection with certain dispositions of Interactive Group assets as described above, the board of directors may determine to seek approval of the holders of Liberty Interactive common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under our current charter.
Under our amended charter, holders of each series of Liberty Interactive common stock will be entitled to the same number of votes per share that they are entitled to under our current charter. See Article IV, Section A.2.(a) of Annex C.

Under our amended charter, holders of Liberty Interactive common stock will vote as one class with holders of Liberty Entertainment common stock and Liberty Capital common stock on all matters that are submitted to a vote of our stockholders unless a separate class vote is required by our amended charter or Delaware law. There is no change under our amended charter to the ability of our board of directors to seek approval of the holders of Liberty Interactive common stock, voting together as a separate class, in connection with certain dispositions of Interactive Group assets to avoid effecting a mandatory dividend, redemption or conversion. See Article IV, Section A.2.(a)(iv)(C) of Annex C.

Under our amended charter, we may not redeem outstanding shares of Liberty Interactive common stock for securities of a subsidiary that holds assets and liabilities attributed to the Interactive Group unless our board of directors seeks and receives the approval to such redemption of holders of Liberty Interactive common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the Capital Group and/or the Entertainment Group,

Liberty Interactive Common Stock Under Our Current Charter	Liberty Interactive Common Stock Under Our Amended Charter

the approval to such redemption of holders of Liberty Capital common stock and/or Liberty Entertainment common stock, as applicable, with each such affected group voting together as a separate class. See Article IV, Section A.2.(a)(v)(C) of Annex C.
Inter-Group Interest

From time to time, our board of directors may determine to create an inter-group interest in the Old Capital Group in favor of the Interactive Group, or vice versa, subject to the terms of our current charter. An inter-group interest means, as of any date, an undivided quasi-equity interest in one group held by another group. Inter-group interests are not represented by outstanding shares of common stock but are generally stated in terms of a notional number of shares issuable of the group in which the inter-group interest is being created. The number of shares issuable is generally determined by dividing the aggregate dollar value of the funds contributed, or the aggregate fair market value of the assets allocated, to another group by the market price of the common stock of the group in which the inter-group interest is being created as of the time of allocation or attribution.

If the Old Capital Group has an inter-group interest in the Interactive Group at such time as any extraordinary action is taken with respect to the Liberty Interactive common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Interactive Group's assets), the board of directors will consider what actions are required, or permitted, to be taken under our current charter with respect to the Old Capital Group's inter-group interest in the Interactive Group. For example, in some instances, the board of directors may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty Interactive common stock must be allocated to the Old Capital Group to compensate the Old Capital Group on a pro rata basis for its proportionate interest in the
Under our amended charter, from time to time, our board of directors may determine to create an inter-group interest in the Capital Group and/or the Entertainment Group in favor of the Interactive Group, or vice versa, subject to the terms of our amended charter.

If the Capital Group and/or the Entertainment Group has an inter-group interest in the Interactive Group at such time as any extraordinary action is taken with respect to the Liberty Interactive common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for securities of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Interactive Group's assets), the board of directors will consider what actions are required, or permitted, to be taken under our amended charter with respect to such other group(s)' inter-group interest in the Interactive Group. For example, in some instances, the board of directors may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty Interactive common stock must be allocated to the Capital Group and/or the Entertainment Group to compensate such other group(s) on a pro rata basis for such other group(s)' proportionate interest in the Interactive Group.

Similarly, if the Interactive Group has an inter-group interest in the Capital Group and/or the Entertainment Group at such time as any extraordinary action is taken with respect to the Liberty Capital common stock and/or the Liberty Entertainment common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for securities of a subsidiary or an action required to be taken in

Liberty Interactive Common Stock Under Our Current Charter	Liberty Interactive Common Stock Under Our Amended Charter

Interactive Group.

Similarly, if the Interactive Group has an inter-group interest in the Old Capital Group at such time as any extraordinary action is taken with respect to the Old Liberty Capital common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Old Capital Group's assets), the board of directors will consider what actions are required, or permitted, to be taken under our current charter with respect to the Interactive Group's inter-group interest in the Old Capital Group.

All such board determinations will be made in accordance with our current charter and applicable Delaware law.

Neither the Interactive Group nor the Old Capital Group currently has an inter-group interest in the other.	connection with a disposition of all or substantially all of the applicable group(s)' assets), the board of directors will consider what actions are required, or permitted, to be taken under our amended charter with respect to the Interactive Group's inter-group interest in the affected group(s).

All such board determinations will be made in accordance with our amended charter and applicable Delaware law.

None of the Interactive Group, the Capital Group or the Entertainment Group will have an inter-group interest in the other as of the effective date of the reclassification.
Liquidation

Upon our liquidation, dissolution or winding up, holders of shares of Liberty Interactive common stock will be entitled to receive in respect of such stock their proportionate interests in our assets, if any, remaining for distribution to holders of our Liberty Interactive common stock and Old Liberty Capital common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Under our current charter, each share of Liberty Interactive common stock (irrespective of series) has 0.22778 of a liquidation unit, and each share of Old Liberty Capital common stock (irrespective of series) has one liquidation unit, in each case, subject to certain anti-dilution adjustments.
There is no change under our amended charter to the liquidation units per share of Interactive Group common stock, with each share (irrespective of series) having 0.22778 of a liquidation unit, subject to antidilution adjustments. Upon our liquidation, dissolution or winding up, holders of shares of Liberty Interactive common stock will be entitled to receive in respect of such stock their proportionate interests in our assets, if any, remaining for distribution to holders of our Liberty Interactive common stock, Liberty Capital common stock and Liberty Entertainment common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(h) of Annex C.

Liberty Interactive Common Stock Under Our Current Charter	Liberty Interactive Common Stock Under Our Amended Charter

For a description of the liquidation units per share of the Liberty Capital Common Stock and the Liberty Entertainment Common Stock under our amended charter, see "—Description of Liberty Capital Common Stock and Liberty Entertainment Common Stock Under Our Amended Charter and Comparison to Old Liberty Capital Common Stock Under Our Current Charter—Liquidation" below.

Description of Liberty Capital Common Stock and Liberty Entertainment Common Stock Under Our Amended Charter and Comparison to Old Liberty Capital Common Stock Under Our Current Charter

        The following is a description of (i) the terms of the Old Liberty Capital common stock under our current charter, and (ii) the terms of the Liberty Capital common stock and Liberty Entertainment common stock under our amended charter, including a comparison of such terms. The following discussion of the terms of our amended charter is qualified by reference to the full text of our amended charter, which is included as Annex C to this proxy statement/prospectus.

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

Basic Investment

Old Liberty Capital common stock is intended to reflect the separate economic performance of the assets included in the Old Capital Group. The Old Capital Group is defined to include (i) all of our businesses, assets and liabilities that are not attributed to the Interactive Group, (ii) such other businesses, assets and liabilities that our board of directors may determine to attribute to the Old Capital Group or that may be acquired for or transferred to the Old Capital Group in the future, (iii) the proceeds of any sale, transfer, exchange, assignment or other disposition of any of the foregoing, and (iv) any inter-group interest that the Old Capital Group may obtain in the Interactive Group.
Under our amended charter, the Liberty Capital common stock is intended to reflect the separate economic performance of the assets included in the Capital Group. The Capital Group is defined in our amended charter to include (i) all of our businesses, assets and liabilities that are not attributed to the Interactive Group or the Entertainment Group, (ii) such other businesses, assets and liabilities that our board of directors may determine to attribute to the Capital Group or that may be acquired for or transferred to the Capital Group in the future, (iii) the proceeds of any sale, transfer, exchange, assignment or other disposition of any of the foregoing, and (iv) any inter-group interest that the Capital Group may obtain in the Interactive Group and/or the Entertainment Group. See the definition of "Capital Group" in Article IV, Section A.2.(j) of Annex C.
Under our amended charter, the Liberty Entertainment common stock is intended to reflect the separate economic performance of the assets included in the Entertainment Group. The Entertainment Group is defined in our amended charter to include: (i) our interests in DirecTV Group, Inc., Starz Entertainment LLC and GSN, LLC, (ii) all other assets, liabilities and businesses of our company to the extent attributed to the Entertainment Group as of the effective date of our amended charter (such as our subsidiaries FUN Technologies, Inc., Fox Sports Net Rocky Mountain, LLC, Fox Sports Net Northwest, LLC and Fox Sports Net Pittsburgh, LLC and our equity interests in WildBlue Communications, Inc.), (iii) such other businesses, assets and liabilities that our board of directors may determine to attribute to the Entertainment Group or that may be acquired for or transferred to the Entertainment Group in the future, (iv) the proceeds of any sale, transfer, exchange, assignment or other disposition of any of the foregoing, and (v) any inter-group interest that the Entertainment Group may

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

obtain in the Interactive Group and/or the Capital Group. See the definition of "Entertainment Group" in Article IV, Section A.2.(j) of Annex C.
Authorized Capital Stock

We are authorized to issue up to 725 million shares of Old Liberty Capital common stock, of which 400 million are designated Series A Old Liberty Capital common stock, 25 million are designated Series B Old Liberty Capital common stock, and 300 million are designated Series C Old Liberty Capital common stock.
Under our amended charter we are authorized to issue up to 4.075 billion shares of Liberty Capital common stock, of which 2 billion are designated Series A Liberty Capital common stock, 75 million are designated Series B Liberty Capital common stock and 2 billion are designated Series C Liberty Capital common stock. See Article IV, Section A.1. of Annex C.
Under our amended charter we are authorized to issue up to 8.15 billion shares of Liberty Entertainment common stock, of which 4 billion are designated Series A Liberty Entertainment common stock, 150 million are designated Series B Liberty Entertainment common stock, and 4 billion are designated Series C Liberty Entertainment common stock. See Article IV, Section A.1. of Annex C.
Dividends and Securities Distributions

We are permitted to pay dividends on Old Liberty Capital common stock out of the lesser of our assets legally available for the payment of dividends under Delaware law and the "Capital Group Available Dividend Amount" (defined generally as the excess of the total assets less the total liabilities of the Old Capital Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Old Liberty Capital common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the Old Capital Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Old Liberty Capital common stock, an equal per share dividend will be
There is no change under our amended charter to the calculation of the available amount we can pay as dividends (substituting Liberty Capital common stock for Old Liberty Capital common stock in all instances), or to our obligation to pay an equal per share dividend to holders of each series of such stock. See Article IV, Section A.2.(c)(i) of Annex C. However, because a portion of the assets attributed to the Old Capital Group under our current charter will be attributed to the Entertainment Group under our amended charter, the amount available to pay dividends on the Liberty Capital common stock immediately after the reclassification will be proportionately reduced.

Under our amended charter, we
Under our amended charter, we are permitted to pay dividends on Liberty Entertainment common stock out of the lesser of our assets legally available for the payment of dividends under Delaware law and the "Entertainment Group Available Dividend Amount" (defined generally as the excess of the total assets less the total liabilities of the Entertainment Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Entertainment common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the Entertainment Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

concurrently paid on the other series of Old Liberty Capital common stock.

We are also permitted to make share distributions of Series A Old Liberty Capital common stock or Series C Old Liberty Capital common stock, respectively, to holders of all series of Old Liberty Capital common stock, on an equal per share basis; share distributions of Series A Old Liberty Capital common stock to holders of Series A Old Liberty Capital common stock and, on an equal per share basis, shares of Series B Old Liberty Capital common stock to holders of Series B Old Liberty Capital common stock and, on an equal per share basis, shares of Series C Old Liberty Capital common stock to holders of Series C Old Liberty Capital common stock; share distributions of Series A Liberty Interactive common stock or Series C Liberty Interactive common stock, respectively, to holders of all series of Old Liberty Capital common stock, on an equal per share basis, subject to certain limitations; share distributions of Series A Liberty Interactive common stock to holders of Series A Old Liberty Capital common stock and, on an equal per share basis, shares of Series B Liberty Interactive common stock to holders of Series B Old Liberty Capital common stock and, on an equal per share basis, shares of Series C Liberty Interactive common stock to holders of Series C Old Liberty Capital	are permitted to make all share distributions to holders of Liberty Capital common stock that we are permitted to make under our current charter with respect to Old Liberty Capital common stock (substituting Liberty Capital common stock for Old Liberty Capital common stock in all instances). In addition, under our amended charter we are permitted to make share distributions of Series A Liberty Entertainment common stock or Series C Liberty Entertainment common stock, respectively, to holders of all series of Liberty Capital common stock, on an equal per share basis, subject to certain limitations; share distributions of Series A Liberty Entertainment common stock to holders of Series A Liberty Capital common stock and, on an equal per share basis, shares of Series B Liberty Entertainment common stock to holders of Series B Liberty Capital common stock and, on an equal per share basis, shares of Series C Liberty Entertainment common stock to holders of Series C Liberty Capital common stock, subject to certain limitations. See Article IV, Section A.2.(d)(i) of Annex C.	Entertainment common stock, an equal per share dividend will be concurrently paid on the other series of Liberty Entertainment common stock. See Article IV, Section A.2.(c)(ii) of Annex C.

Under our amended charter, we are permitted to make share distributions of Series A Liberty Entertainment common stock or Series C Liberty Entertainment common stock, respectively, to holders of all series of Liberty Entertainment common stock, on an equal per share basis; share distributions of Series A Liberty Entertainment common stock to holders of Series A Liberty Entertainment common stock and, on an equal per share basis, shares of Series B Liberty Entertainment common stock to holders of Series B Liberty Entertainment common stock and, on an equal per share basis, shares of Series C Liberty Entertainment common stock to holders of Series C Liberty Entertainment common stock; share distributions of Series A Liberty Interactive common stock or Series C Liberty Interactive common stock, respectively, to holders of all series of Liberty Entertainment common stock, on an equal per share basis, subject to certain limitations; share distributions of Series A Liberty Interactive common stock to holders of Series A Liberty Entertainment common stock and, on an equal per share basis, shares of Series B Liberty Interactive common stock to holders of Series B Liberty Entertainment

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

common stock, subject to certain limitations; and distributions of any other class or series of our securities or the securities of any other person to holders of all series of Old Liberty Capital common stock, on an equal per share basis, subject to certain limitations.		common stock and, on an equal per share basis, shares of Series C Liberty Interactive common stock to holders of Series C Liberty Entertainment common stock, subject to certain limitations; share distributions of Series A Liberty Capital common stock or Series C Liberty Capital common stock, respectively, to holders of all series of Liberty Entertainment common stock, on an equal per share basis, subject to certain limitations; share distributions of Series A Liberty Capital common stock to holders of Series A Liberty Entertainment common stock and, on an equal per share basis, shares of Series B Liberty Capital common stock to holders of Series B Liberty Entertainment common stock and, on an equal per share basis, shares of Series C Liberty Capital common stock to holders of Series C Liberty Entertainment common stock, subject to certain limitations; and share distributions of any other class or series of our securities or the securities of any other person to holders of all series of Liberty Entertainment common stock, on an equal per share basis, subject to certain limitations. See Article IV, Section A.2.(d)(ii) of Annex C.
Conversion at Option of Holder
Each share of Series B Old Liberty Capital common stock is convertible, at the option of the holder, into one share of Series A Old Liberty Capital common stock. Shares of Series A Old Liberty Capital
Under our amended charter, holders of Liberty Capital common stock have the same optional conversion rights as those granted to holders of Old Liberty Capital common stock under our current charter. See
Under our amended charter, each share of Series B Liberty Entertainment common stock is convertible, at the option of the holder, into one share of Series A Liberty Entertainment common stock. Shares of

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

common stock and shares of Series C Old Liberty Capital common stock are not convertible at the option of the holder.	Article IV, Section A.2.(b)(i)(A) of Annex C.	Series A Liberty Entertainment common stock and shares of Series C Liberty Entertainment common stock are not convertible at the option of the holder. See Article IV, Section A.2.(b)(i)(B) of Annex C.
Conversion at Option of Issuer
None.
Under our amended charter, we will be able to convert each share of Series A Liberty Capital common stock, Series B Liberty Capital common stock and Series C Liberty Capital common stock into a number of shares of the corresponding series of Liberty Interactive common stock at a ratio based on the relative trading prices of the Series A Liberty Capital common stock (or another series of Liberty Capital common stock subject to certain limitations) and the Series A Liberty Interactive common stock (or another series of Liberty Interactive common stock subject to certain limitations) over a specified 60-trading day period. We will further be able to convert each share of Series A Liberty Capital common stock, Series B Liberty Capital common stock and Series C Liberty Capital common stock into a number of shares of the corresponding series of Liberty Entertainment common stock at a ratio based on the relative trading prices of the Series A Liberty Capital common stock (or another series of Liberty Capital common stock subject to certain limitations) and the Series A Liberty Entertainment common stock (or another series of
Under our amended charter, we will be able to convert each share of Series A Liberty Entertainment common stock, Series B Liberty Entertainment common stock and Series C Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Interactive common stock at a ratio based on the relative trading prices of the Series A Liberty Entertainment common stock (or another series of Liberty Entertainment common stock subject to certain limitations) and the Series A Liberty Interactive common stock (or another series of Liberty Interactive common stock subject to certain limitations) over a specified 60-trading day period. We will further be able to convert each share of Series A Liberty Entertainment common stock, Series B Liberty Entertainment common stock and Series C Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Capital common stock at a ratio based on the relative trading prices of the Series A Liberty Entertainment common stock (or another series of Liberty Entertainment common stock subject to certain limitations) and the Series A

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

Liberty Entertainment common stock subject to certain limitations) over a specified 60-trading day period. See paragraphs (b)(vi) and (b)(vii) of Article IV, Section A.2. of Annex C.

Our amended charter also provides that we will be able to convert each share of Liberty Entertainment common stock and Liberty Interactive common stock into a number of shares of the corresponding series of Liberty Capital common stock at a ratio based on the relative trading prices of the Series A Liberty Entertainment common stock (or another series of Liberty Entertainment common stock subject to certain limitations) or the Series A Liberty Interactive common stock (or another series of Liberty Interactive common stock subject to certain limitations), as applicable, to the Series A Liberty Capital common stock (or another series of Liberty Capital common stock subject to certain limitations) over a specified 60-trading day period. See paragraphs (b)(ii) and (b)(iv) of Article IV, Section A.2. of Annex C.	Liberty Capital common stock (or another series of Liberty Capital common stock subject to certain limitations) over a specified 60-trading day period. See paragraph (b)(iv) and (b)(v) of Article IV, Section A.2. of Annex C.

Our amended charter also provides that we will be able to convert each share of Liberty Capital common stock and Liberty Interactive common stock into a number of shares of the corresponding series of Liberty Entertainment common stock at a ratio based on the relative trading prices of the Series A Liberty Capital common stock (or another series of Liberty Capital common stock subject to certain limitations) or the Series A Liberty Interactive common stock (or another series of Liberty Interactive common stock subject to certain limitations), as applicable, to the Series A Liberty Entertainment common stock (or another series of Liberty Entertainment common stock subject to certain limitations) over a specified 60-trading day period. See paragraphs (b)(iii) and (b)(vii) of Article IV, Section A.2. of Annex C.
Redemption for Securities of a Subsidiary

If at any time certain subsidiaries hold assets and liabilities attributed to the Old Capital Group and no other assets or liabilities, we may redeem outstanding shares of Old Liberty Capital common stock for shares of common
Under our amended charter, we may redeem outstanding shares of Liberty Capital common stock for securities of a subsidiary that holds assets and liabilities attributed to the Capital Group (and may or may not hold assets and liabilities
Under our amended charter, we may redeem outstanding shares of Liberty Entertainment common stock for securities of a subsidiary that holds assets and liabilities attributed to the Entertainment Group (and may or may not hold assets and

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

stock of such a subsidiary, provided that our board of directors has determined that such redemption is expected to qualify for nonrecognition of gain or loss (in whole or in part) under Section 355 of the Internal Revenue Code to holders of Old Liberty Capital common stock.	attributed to any other group), provided that our board of directors seeks and receives the approval to such redemption of holders of Liberty Capital common stock, voting together as a separate class. Due in part to the inclusion of this new stockholder approval requirement, it is no longer a condition to effecting any such redemption that our board of directors determines that the redemption qualifies for nonrecognition of gain or loss (in whole or in part) under Section 355 of the Internal Revenue Code to holders of Liberty Capital common stock.

If we were to effect a redemption as described above with securities of a subsidiary that also holds assets and liabilities of the Interactive Group and/or the Entertainment Group, shares of Liberty Interactive common stock and/or Liberty Entertainment common stock, as applicable, would also be redeemed in exchange for securities of that subsidiary, and the entire redemption would be subject to the class vote described above as well as the separate class vote of the holders of Liberty Interactive common stock and/or Liberty Entertainment common stock, as applicable.

See Article IV, Section A.2.(e)(i) of Annex C.	liabilities attributed to any other group), provided that our board of directors seeks and receives the approval to such redemption of holders of Liberty Entertainment common stock, voting together as a separate class. It is not a condition to effecting any such redemption that our board of directors determines that the redemption qualifies for nonrecognition of gain or loss (in whole or in part) under Section 355 of the Internal Revenue Code to holders of Liberty Entertainment common stock.

If we were to effect a redemption as described above with securities of a subsidiary that also holds assets and liabilities of the Capital Group and/or the Interactive Group, shares of Liberty Capital common stock and/or Liberty Interactive common stock, as applicable, would also be redeemed in exchange for securities of that subsidiary, and the entire redemption would be subject to the class vote described above as well as the separate class vote of the holders of Liberty Capital common stock and/or Liberty Interactive common stock, as applicable.

See Article IV, Section A.2.(f)(i) of Annex C.
Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets
If we dispose, in one transaction or a series of transactions, of all or substantially all of the assets	In addition to the alternatives available to us under our current charter (in the case of	Under our amended charter, if we dispose, in one transaction or a series of transactions, of all

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

of the Old Capital Group, we are required to choose one of the following four alternatives, unless our board obtains approval of the holders of Old Liberty Capital common stock to not take such action or the disposition qualifies under a specified exemption (in which case we will not be required to choose any of the following alternatives):

•  pay a dividend to holders of Old Liberty Capital common stock out of the available net proceeds of such disposition; or

•  if there are legally sufficient assets and the Old Capital Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Old Capital Group, redeem all outstanding shares of Old Liberty Capital common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Old Capital Group, redeem outstanding shares of Old Liberty Capital common stock in exchange for cash and/or securities or other property with a fair value equal to the available net proceeds of such disposition; or
conversion, substituting Liberty Capital common stock for Old Liberty Capital common stock), if we dispose, in one transaction or a series of transactions, of all or substantially all of the assets of the Capital Group, under our amended charter, we also may:

•  convert each outstanding share of each series of Liberty Capital common stock into a number of shares of the corresponding series of Liberty Entertainment common stock at a specified premium; or

• combine a conversion of a portion of the outstanding shares of Liberty Capital common stock into a number of shares of the corresponding series of Liberty Entertainment common stock with the payment of a dividend on or redemption of shares of Liberty Capital common stock, subject to certain limitations. See Article IV, Section A.2.(e)(ii) of Annex C.	or substantially all of the assets of the Entertainment Group, we are required to choose one of the following five alternatives, unless our board obtains approval of the holders of Liberty Entertainment common stock to not take such action or the disposition qualifies under a specified exemption (in which case we will not be required to take any of the following actions):

•  pay a dividend to holders of Liberty Entertainment common stock out of the available net proceeds of such disposition; or

•  if there are legally sufficient assets and the Entertainment Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Entertainment Group, redeem all outstanding shares of Liberty Entertainment common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Entertainment Group, redeem outstanding shares of Liberty Entertainment common stock in exchange for cash and/or securities or other property with a fair value equal to the available net proceeds of such disposition; or

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

•  convert each outstanding share of each series of Old Liberty Capital common stock into a number of shares of the corresponding series of Liberty Interactive common stock at a specified premium; or

• combine a conversion of a portion of the outstanding shares of Old Liberty Capital common stock into a number of shares of the corresponding series of Liberty Interactive common stock with the payment of a dividend on or redemption of shares of Old Liberty Capital common stock, subject to certain limitations.	• convert each outstanding share of each series of Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Interactive common stock at a specified premium; or

•  convert each outstanding share of each series of Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Capital common stock at a specified premium; or

• combine a conversion of a portion of the outstanding shares of Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Interactive common stock or Liberty Capital common stock with the payment of a dividend on or redemption of shares of Liberty Entertainment common stock, subject to certain limitations. See Article IV, Section A.2.(f)(ii) of Annex C.
Voting Rights

Holders of Series A Old Liberty Capital common stock will be entitled to one vote for each share of such stock held and holders of Series B Old Liberty Capital common stock will be entitled to ten votes for each share of such stock held on all matters submitted to a vote of our stockholders. Holders of Series C Old Liberty Capital common stock will not be entitled to any voting powers
Under our amended charter, holders of each series of Liberty Capital common stock will be entitled to the same number of votes per share that holders of the corresponding series of Old Liberty Capital common stock are entitled to under our current charter. See Article IV, Section A.2.(a) of Annex C.

Under our amended charter, holders of Liberty Capital
Under our amended charter, holders of Series A Liberty Entertainment common stock will be entitled to one vote for each share of such stock held and holders of Series B Liberty Entertainment common stock will be entitled to ten votes for each share of such stock held on all matters submitted to a vote of our stockholders. Holders of Series C Liberty Entertainment common stock will not be

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

(including with respect to any class votes taken in accordance with the terms of our current charter), except as otherwise required by Delaware law. When so required, holders of Series C Old Liberty Capital common stock will be entitled to 1/100th of a vote for each share of such stock held.

Holders of Old Liberty Capital common stock will vote as one class with holders of Liberty Interactive common stock on all matters that are submitted to a vote of our stockholders unless a separate class vote is required by our current charter or Delaware law. In connection with certain dispositions of Old Capital Group assets as described above, the board of directors may determine to seek approval of the holders of Old Liberty Capital common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under our current charter.	common stock will vote as one class with holders of Liberty Entertainment common stock and Liberty Interactive common stock on all matters that are submitted to a vote of our stockholders unless a separate class vote is required by our amended charter or Delaware law. In connection with certain dispositions of Capital Group assets as described above, the board of directors may determine to seek approval of the holders of Liberty Capital common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under our current charter. See Article IV, Section A.2.(a)(iv)(A) of Annex C.

Under our amended charter, we may not redeem outstanding shares of Liberty Capital common stock for securities of a subsidiary that holds assets and liabilities attributed to the Capital Group unless our board of directors seeks and receives the approval to such redemption of holders of Liberty Capital common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the Entertainment Group and/or the Interactive Group, the approval to such redemption of holders of Liberty Entertainment common stock and/or Liberty Interactive common stock, as applicable, with each such affected group voting together as a separate class. See Article IV, Section A.2.(a)(v) (A) of Annex C.	entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of our amended charter), except as otherwise required by Delaware law. When so required, holders of Series C Liberty Entertainment common stock will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Section A.2.(a) of Annex C.

Under our amended charter, holders of Liberty Entertainment common stock will vote as one class with holders of Liberty Capital common stock and Liberty Interactive common stock on all matters that are submitted to a vote of our stockholders unless a separate class vote is required by our amended charter or Delaware law. In connection with certain dispositions of Entertainment Group assets as described above, the board of directors may determine to seek approval of the holders of Liberty Entertainment common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under our amended charter. See Article IV, Section A.2.(a)(iv)(B) of Annex C.

Under our amended charter, we may not redeem outstanding shares of Liberty Entertainment common stock for securities of a subsidiary that holds assets and liabilities attributed to the Entertainment Group unless our board of directors seeks and receives the approval to such redemption of holders of Liberty

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

Entertainment common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the Capital Group and/or the Interactive Group, the approval to such redemption of holders of Liberty Capital common stock and/or Liberty Interactive common stock, as applicable, with each such affected group voting together as a separate class. See Article IV, Section A.2.(a)(v)(B) of Annex C.
Inter-Group Interest

From time to time, our board of directors may determine to create an inter-group interest in the Interactive Group in favor of the Old Capital Group or vice versa, subject to the terms of our current charter. An inter-group interest means, as of any date, an undivided quasi-equity interest in one group held by another group. Inter-group interests are not represented by outstanding shares of common stock but are generally stated in terms of a notional number of shares issuable of the group in which the inter-group interest is being created. The number of shares issuable is generally determined by dividing the aggregate dollar value of the funds contributed, or the aggregate fair market value of the assets allocated, to another group by the market price of the common stock of the group in which the inter-group interest is being created.

If the Interactive Group has an inter-group interest in the Old Capital Group at such time as
Under our amended charter, from time to time, our board of directors may determine to create an inter-group interest in the Entertainment Group and/or the Interactive Group in favor of the Capital Group, or vice versa, subject to the terms of our amended charter.

If the Interactive Group and/or the Entertainment Group has an inter-group interest in the Capital Group at such time as any extraordinary action is taken with respect to the Liberty Capital common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for securities of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Capital Group's assets), the board of directors will consider what actions are required, or permitted, to be taken under our amended charter with respect to such other group(s)' inter-group interest in the Capital Group. For example, in
Under our amended charter, from time to time, our board of directors may determine to create an inter-group interest in the Capital Group and/or the Interactive Group in favor of the Entertainment Group, or vice versa, subject to the terms of our amended charter.

If the Capital Group and/or the Interactive Group has an inter-group interest in the Entertainment Group at such time as any extraordinary action is taken with respect to the Liberty Entertainment common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for securities of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Entertainment Group's assets), the board of directors will consider what actions are required, or permitted, to be taken under our amended charter with respect to such other group(s)' inter-group interest in the Entertainment

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

any extraordinary action is taken with respect to the Old Liberty Capital common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Old Capital Group's assets), the board of directors will consider what actions are required, or permitted, to be taken under our current charter with respect to the Interactive Group's inter-group interest in the Old Capital Group. For example, in some instances, the board of directors may determine that a portion of the aggregate consideration that is available for distribution to holders of Old Liberty Capital common stock must be allocated to the Interactive Group to compensate the Interactive Group on a pro rata basis for its proportionate interest in the Old Capital Group.

Similarly, if the Old Capital Group has an inter-group interest in the Interactive Group at such time as any extraordinary action is taken with respect to the Liberty Interactive common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Interactive Group's assets), the board of directors will consider what actions are required, or permitted, to be taken under	some instances, the board of directors may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty Capital common stock must be allocated to the Interactive Group and/or the Entertainment Group to compensate such other group(s) on a pro rata basis for such other group(s)' proportionate interest in the Capital Group.

Similarly, if the Capital Group has an inter-group interest in the Entertainment Group and/or the Interactive Group at such time as any extraordinary action is taken with respect to the Liberty Entertainment common stock and/or the Liberty Interactive common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for securities of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the applicable group(s)' assets), the board of directors will consider what actions are required, or permitted, to be taken under our amended charter with respect to the Capital Group's inter-group interest in the affected group(s).

All such board determinations will be made in accordance with our amended charter and applicable Delaware law.

None of the Interactive Group, the Capital Group or the Entertainment Group will have an inter-group interest in the other as of the effective date of	Group. For example, in some instances, the board of directors may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty Entertainment common stock must be allocated to the Capital Group and/or the Interactive Group to compensate such other group(s) on a pro rata basis for such other group(s)' proportionate interest in the Entertainment Group.

Similarly, if the Entertainment Group has an inter-group interest in the Capital Group and/or the Interactive Group at such time as any extraordinary action is taken with respect to the Liberty Capital common stock and/or the Liberty Interactive common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for securities of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the applicable group(s)' assets), the board of directors will consider what actions are required, or permitted, to be taken under our amended charter with respect to the Entertainment Group's inter-group interest in the affected group(s).

All such board determinations will be made in accordance with our amended charter and applicable Delaware law.

None of the Interactive Group, the Capital Group or the Entertainment Group will have an inter-group interest in the

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

our current charter with respect to the Old Capital Group's inter-group interest in the Interactive Group.

All such board determinations will be made in accordance with our current charter and applicable Delaware law.

Neither the Interactive Group nor the Old Capital Group currently has an inter-group interest in the other.	the reclassification.	other as of the effective date of the reclassification.
Liquidation

Upon our liquidation, dissolution or winding up, holders of shares of Old Liberty Capital common stock will be entitled to receive in respect of such stock their proportionate interests in our assets, if any, remaining for distribution to holders of our Old Liberty Capital common stock and Liberty Interactive common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Under our current charter, each share of Old Liberty Capital common stock (irrespective of series) has one liquidation unit, and each share of Liberty Interactive common stock (irrespective of series) has 0.22778 of a liquidation unit, subject to anti-dilution adjustments.
Upon our liquidation, dissolution or winding up, holders of shares of Liberty Capital common stock will be entitled to receive in respect of such stock their proportionate interests in our assets, if any, remaining for distribution to holders of Liberty Capital common stock, Liberty Entertainment common stock and Liberty Interactive common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Under our amended charter, the single liquidation unit per share which was attributable to each share of Old Liberty Capital common stock will be allocated between (i) the share of Liberty Capital common stock and (ii) the four shares of Liberty Entertainment Group common stock received in the reclassification. Each share of Liberty Capital common stock (irrespective of series) will have a number of liquidation units
Upon our liquidation, dissolution or winding up, holders of shares of Liberty Entertainment common stock will be entitled to receive in respect of such stock their proportionate interests in our assets, if any, remaining for distribution to holders of our Liberty Entertainment common stock, Liberty Capital common stock and Liberty Interactive common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Under our amended charter, the single liquidation unit per share which was attributable to each share of Old Liberty Capital common stock will be allocated between (i) the share of Liberty Capital common stock and (ii) the four shares of Liberty Entertainment common stock received in the reclassification. Each share of Liberty Entertainment common stock (irrespective of series) will have a number of liquidation

Old Liberty Capital Common Stock Under our Current Charter	Liberty Capital Common Stock Under our Amended Charter	Liberty Entertainment Common Stock

	(or a fraction of a liquidation unit) equal to the amount obtained by dividing (x) the average of the daily volume weighted average prices of a share of Series A Liberty Capital common stock over the first 20 trading days following the effective date of our amended charter by (y) an amount equal to the sum of (1) the average of the daily volume weighted average prices of the Series A Liberty Capital common stock plus (2) four times the average of the daily volume weighted average prices of the Series A Liberty Entertainment common stock, in each case, over the same 20-trading day period. The per share liquidation unit (or fraction of a liquidation unit) of Liberty Capital common stock will thereafter be subject to antidilution adjustments. See Article IV, Section A.2.(h)of Annex C.	units (or a fraction of a liquidation unit) equal to the amount obtained by dividing (x) the average of the daily volume weighted average prices of a share of Series A Liberty Entertainment common stock over the first 20 trading days following the effective date of our amended charter by (y) an amount equal to the sum of (1) four times the average of the daily weighted average prices of the Series A Liberty Entertainment common stock and (2) the average of the daily volume weighted average prices of the Series A Liberty Capital common stock, in each case, over the same 20-trading day period. The per share liquidation unit (or fraction of a liquidation unit) of Liberty Entertainment common stock will thereafter be subject to antidilution adjustments. See Article IV, Section A.2.(h) of Annex C.

Description of Other Provisions of Our Amended Charter

        The following terms of our amended charter are identical to the corresponding terms found in our current charter.

Preferred Stock

        Our amended charter authorizes the board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

  •
  the designation of the series;

  •
  the number of authorized shares of the series, which number our board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;

  •
  the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

  •
  the rights of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

  •
  the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of our board of directors;

  •
  the voting rights, if any, of the holders of the series;

  •
  the terms and conditions, if any, for us to purchase or redeem the shares; and

  •
  any other relative rights, preferences and limitations of the series.

        We believe that the ability of our board of directors to authorize the issuance of one or more series of preferred stock will provide flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. The authorized shares of our preferred stock will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

        Although we have no intention at the present time of doing so, we could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board will make any determination to issue such shares based upon its judgment as to the best interests of our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Board of Directors

        Our amended charter provides that, subject to any rights of the holders of any series of our preferred stock to elect additional directors, the number of our directors will not be less than three and the exact number will be fixed from time to time by a resolution of our board. The members of our board, other than those who may be elected by holders of our preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of our Class I directors expires at the annual meeting of our stockholders in 2008. The term of office of our Class II directors expires at the annual meeting of our stockholders in 2009. The term of office of our Class III directors expires at the annual meeting of our stockholders in 2010. At each annual meeting of our stockholders, the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.

        Our amended charter provides that, subject to the rights of the holders of any series of our preferred stock, our directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of our outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

        Our amended charter provides that, subject to the rights of the holders of any series of our preferred stock, vacancies on our board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on our board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director's successor will have been elected and qualified or until such director's earlier death, resignation or removal. No decrease in the number of directors constituting our board will shorten the term of any incumbent director, except as may be provided with respect to a series of our preferred stock with respect to any additional director elected by the holders of that series of our preferred stock.

        These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Limitation on Liability and Indemnification

        To the fullest extent permitted by Delaware law, our directors are not liable to us or any of our stockholders for monetary damages for breaches of fiduciary duties while serving as a director. In addition, we indemnify, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of our company or, at our request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. We will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.

No Shareowner Action by Written Consent; Special Meetings

        Our amended charter provides that, except as otherwise provided in the terms of any series of preferred stock, no action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our Secretary or at the request of at least 75% of the members of our board of directors then in office. No business other than that stated in the notice of special meeting will be transacted at any special meeting.

Amendments

        Our amended charter provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of our outstanding capital stock generally entitled to vote upon all matters submitted to our stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of our amended charter or to add or insert any provision in our amended charter, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of our stockholders or (2) which has been approved by at least 75% of the members of our board then in office. Our amended charter further provides that the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to our stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its bylaws, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of our board then in office.

Supermajority Voting Provisions

        In addition to the supermajority voting provisions discussed under "—Amendments" above, our amended charter provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of our outstanding capital stock generally entitled to vote upon all matters submitted to our stockholders, voting together as a single class, is required for:

  •
  our merger or consolidation with or into any other corporation, provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of our stockholders, or (2) that at least 75% of the members of our board of directors then in office have approved;

  •
  the sale, lease or exchange of all, or substantially all, of our assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of our board of directors then in office have approved; or

  •
  our dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of our board of directors then in office have approved such dissolution.

Section 203 of the DGCL

        Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder." An "interested stockholder" for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the corporation's certificate of incorporation contains a provision expressly electing not to be governed by Section 203. Neither our current charter nor our amended charter contains such an election.

Material U.S. Federal Income Tax Consequences

        The following discussion is a summary of the material U.S. federal income tax consequences to you of the receipt of Liberty Entertainment common stock and Liberty Capital common stock in exchange for your shares of Old Liberty Capital common stock in the reclassification and the modification of certain terms of our Liberty Interactive common stock under the amended charter, and is the opinion of Baker Botts L.L.P., insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This opinion is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The opinion of Baker Botts L.L.P. is conditioned upon the accuracy of the statements, representations, covenants, and assumptions upon which the opinion is based and is subject to the conditions, limitations, and qualifications referenced below and in the opinion. This discussion assumes that the opinion of Baker Botts L.L.P. described below under "—Tax Implications of the Reclassification" will be delivered to us on the effective date of the reclassification and that the statements, representations, covenants, and assumptions upon which such opinion is based will be accurate. Any inaccuracy in any of the statements, representations, or assumptions or breach of any of the covenants upon which either of the opinions of Baker Botts L.L.P. are based could adversely affect their opinions and alter the conclusions described below in this discussion.

        For purposes of this discussion, references to the term "reclassification" shall refer solely to (i) the exchange of Old Liberty Capital common stock for Liberty Entertainment common stock and Liberty Capital common stock and (ii) the modification of certain terms of our Liberty Interactive common stock under the amended charter.

        This discussion is based upon the Internal Revenue Code of 1986, as amended (referred to as the Code), Treasury regulations promulgated thereunder (the Treasury Regulations), administrative pronouncements and judicial decisions as of the date of this proxy statement/prospectus, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the Liberty Entertainment common stock, the Liberty Capital common stock, and the Liberty Interactive common stock, or the Treasury Department could change the current law in future regulations, including regulations issued pursuant to its authority under Section 337(d) of the Code (granting the Treasury regulatory authority with respect to the proper tax treatment of corporate distributions of appreciated property to stockholders). Any future legislation, regulations, or other guidance could be enacted or promulgated so as to apply retroactively to the reclassification and the Liberty Entertainment common stock, the Liberty Capital common stock, and the Liberty Interactive common stock. Any such changes could affect the continuing validity of this discussion.

        This discussion addresses only those of you who hold your shares of Old Liberty Capital common stock and Liberty Interactive common stock, and will, after the reclassification, hold your shares of Liberty Entertainment common stock and Liberty Capital common stock, as capital assets within the meaning of Section 1221 of the Code. We have included this discussion for general information only. This discussion is limited to the U.S. federal income tax consequences of the reclassification and does not purport to be a complete technical analysis or listing of all potential tax consequences that may be relevant to you in light of your particular tax circumstances. Further, this discussion does not address holders of our stock who are subject to special treatment under U.S. federal income tax laws, such as:

  •
  tax-exempt organizations;

  •
  S corporations and other pass-through entities and owners thereof;

  •
  entities taxable as a partnership for U.S. federal income tax purposes and owners thereof;

  •
  insurance companies and other financial institutions;

  •
  mutual funds;

  •
  dealers in stocks and securities;

  •
  traders or investors in our common stock who elect the mark-to-market method of accounting for such stock;

  •
  stockholders who received our common stock from the exercise of employee stock options or otherwise as compensation;

  •
  stockholders who hold our common stock in a tax-qualified retirement plan, individual retirement account or other qualified savings account;

  •
  stockholders who hold their shares of our common stock as part of a hedge, straddle, or a constructive sale or conversion transaction or other risk reduction or integrated investment transaction; and

  •
  individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities.

        This discussion also does not address the effect of any state, local or foreign tax laws that may apply or the application of the U.S. federal estate and gift tax or the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences of the reclassification to holders of options, warrants or other rights to acquire shares of our stock.

        You should consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation, as well as the applicability of any U.S. federal estate and gift, state, local or foreign tax laws to which you may be subject.

Tax Implications of the Reclassification

        It is a nonwaivable condition to the completion of the reclassification that we receive the opinion of Baker Botts L.L.P., dated as of the effective date of the reclassification, to the effect that, under presently applicable U.S. federal income tax law:

  •
  the reclassification will be treated as a reorganization within the meaning of Section 368(a) of the Code;

  •
  the Liberty Entertainment common stock and the Liberty Capital common stock issued in the reclassification and the Liberty Interactive common stock modified in the reclassification will be treated as stock of our company for U.S. federal income tax purposes;

  •
  no gain or loss will be recognized by our company as a result of the reclassification;

  •
  holders of Old Liberty Capital common stock will not recognize income, gain or loss as a result of the conversion of their shares of Old Liberty Capital common stock into shares of Liberty Entertainment common stock and Liberty Capital common stock in the reclassification;

  •
  holders of Liberty Interactive common stock will not recognize income, gain or loss as a result of the modification of their Liberty Interactive common stock in the reclassification; and

  •
  the Liberty Entertainment common stock and the Liberty Capital common stock issued in the reclassification and the Liberty Interactive common stock modified in the reclassification will not constitute Section 306 stock within the meaning of Section 306(c) of the Code.

        The opinion of Baker Botts L.L.P. will be conditioned upon the accuracy of the statements, representations, covenants, and assumptions upon which the opinion is based and will be subject to the conditions, limitations, and qualifications referenced in the opinion and in this discussion under the heading "—Material U.S. Federal Income Tax Consequences." Any inaccuracy in any of the statements, representations, or assumptions or breach of any of the covenants upon which the opinion is based could adversely affect the conclusions reached in the opinion. Please see the discussion below under the heading "—No IRS Ruling Will Be Requested" for a further discussion of the opinion.

        Assuming that the opinion of Baker Botts L.L.P. is delivered to us on the effective date of the reclassification, as described above, and that the treatment of the reclassification as described therein is respected, then:

  •
  your aggregate basis in any Liberty Entertainment common stock received in the reclassification will equal a portion of your aggregate basis in your Old Liberty Capital common stock surrendered in the reclassification based on the relative fair market value of the Liberty Entertainment common stock as compared to the total consideration received by you in exchange for Old Liberty Capital common stock pursuant to the reclassification;

  •
  your aggregate basis in any Liberty Capital common stock received in the reclassification will equal a portion of your aggregate basis in your Old Liberty Capital common stock surrendered in the reclassification based on the relative fair market value of the Liberty Capital common stock as compared to the total consideration received by you in exchange for Old Liberty Capital common stock pursuant to the reclassification;

  •
  the holding period of any Liberty Entertainment common stock and Liberty Capital common stock received by you in the reclassification will include the holding period of your Old Liberty Capital common stock surrendered in exchange therefor;

  •
  there will be no change in the basis and holding period of Liberty Interactive common stock, if any, held by you as a result of the reclassification; and

  •
  no gain or loss will be recognized by us on the issuance of the Liberty Entertainment common stock and the Liberty Capital common stock in the reclassification or on the modification of the Liberty Interactive common stock in the reclassification.

        Special considerations apply to our stockholders that have acquired different blocks of Old Liberty Capital common stock at different times or at different prices, or otherwise have varying holding periods and bases with respect to different blocks of their Old Liberty Capital common stock. Such stockholders should consult their tax advisors regarding the allocation of their aggregate basis among, and their holding period of, shares of Liberty Entertainment common stock and Liberty Capital common stock received in the reclassification.

        If you own at least 5 percent (by vote or value) of the outstanding shares of our company immediately before the reclassification, you will be required to file with your U.S. federal income tax return for the taxable year in which the reclassification occurs a statement setting forth certain facts relating to the reclassification, including the date of the reclassification, the fair market value of your Old Liberty Capital common stock or Liberty Interactive common stock and your basis therein immediately before the reclassification, and our employer identification number. All holders of our stock must keep a permanent record of facts relating to the reclassification, including the amount, basis, and fair market value of all property transferred.

No IRS Ruling Will Be Requested

        We have not sought any ruling from the IRS, and do not intend to seek any ruling, relating to the reclassification. The IRS has announced that it will not issue advance rulings on the characterization of instruments similar to the Liberty Entertainment common stock, the Liberty Capital common stock, and the Liberty Interactive common stock that have certain voting and liquidation rights in an issuing corporation, but whose dividend rights are determined by reference to the earnings and profits of a segregated portion of the issuing corporation's assets.

        Opinions of counsel are not equivalent to rulings from the IRS, and the conclusions expressed in the opinions of Baker Botts L.L.P. could be challenged by the IRS. In addition, there are no Code provisions, Treasury Regulations, court decisions or published rulings of the IRS bearing directly on the tax effects of the issuance and characterization of stock with characteristics similar to the Liberty Entertainment common stock, the Liberty Capital common stock, and the Liberty Interactive common stock. Therefore, the tax treatment of the reclassification is subject to some uncertainty.

        In view of the absence of authorities directly on point or a private letter ruling from the IRS, there is a risk that the IRS could successfully assert that the issuance of the Liberty Entertainment common stock or the Liberty Capital common stock or both in the reclassification in exchange for Old Liberty Capital common stock could be taxable to holders of Old Liberty Capital common stock and/or to us. If Liberty Entertainment common stock or Liberty Capital common stock or both represent property other than stock of our company (Other Property), the receipt of Liberty Entertainment common stock or Liberty Capital common stock by holders of Old Liberty Capital common stock might be treated as a fully taxable dividend in an amount equal to the fair market value of such stock constituting Other Property (subject in the case of stockholders that are corporations, to any applicable dividends received deduction) or the receipt of both might be treated as a fully taxable exchange, in which case holders of Old Liberty Capital common stock could recognize dividend income or gain or loss with respect to their shares of Old Liberty Capital common stock held immediately prior to the reclassification. Furthermore, we or our subsidiaries would recognize a significant taxable gain as a result of the reclassification in an amount equal to the excess of the fair market value of such stock constituting Other Property over its federal income tax basis to us or our subsidiaries allocable to such Other Property. Pursuant to the management and allocation policies, the cash for the payment of these taxes would be drawn from funds attributed to the Capital Group; however, under U.S. treasury regulations, each member of our affiliated group for U.S. federal income tax purposes (including those that are attributed to the Entertainment Group or the Interactive Group) could be liable to the U.S. government for any U.S. federal income taxes that are not discharged by the Capital Group. In addition, we may no longer be able to file a consolidated U.S. federal income tax return that includes eligible entities attributed to the Entertainment Group, the Capital Group, and the Interactive Group. These tax liabilities, if they arise, could have a material adverse effect on us and each group.

        In addition to the foregoing, there is also a risk that the IRS could successfully assert that the Liberty Entertainment common stock, the Liberty Capital common stock, or the Liberty Interactive common stock is Section 306 stock, within the meaning of Section 306(c) of the Code. Stock will be Section 306 stock if, among other requirements, it is stock that is "not common stock" within the meaning of Section 306(c)(1)(B) of the Code. The IRS has ruled that stock is other than common stock, for this purpose, if the stock does not participate in corporate growth to any significant extent. There are no Code provisions, Treasury Regulations, court decisions or published rulings of the IRS bearing directly on whether stock with characteristics similar to the Liberty Entertainment common stock, the Liberty Capital common stock, or the Liberty Interactive common stock would constitute Section 306 stock. While it is a condition to the reclassification that Baker Botts L.L.P. express the opinion that the Liberty Entertainment common stock, the Liberty Capital common stock and the Liberty Interactive common stock will not constitute Section 306 stock, there is a risk that the IRS or a court would reach a contrary result.

        In general, if any of our stock constitutes Section 306 stock, then, except as provided below, the amount realized by you (without reduction by your basis in such stock) on a subsequent taxable disposition of such stock:

  •
  that is a redemption will be dividend income to the extent of our available earnings and profits; or

  •
  that is other than a redemption will be ordinary income to the extent that your earlier receipt of that stock in the reclassification or the 2006 restructuring (as applicable) would have been treated as a dividend if we had distributed cash in lieu of that stock.

        Any excess of the amount realized from a subsequent taxable disposition over the amount treated as ordinary income or dividend income plus the cost basis of the stock will be treated as capital gain. Except as provided below, no loss may be recognized on the disposition of Section 306 stock.

        Under current tax law, non-corporate holders that satisfy certain holding period and other requirements will be subject to tax on the above dividend income and ordinary income at the same rates that apply to long-term capital gains. The current tax law provision in which dividends (and ordinary income realized from a non-redemption disposition of Section 306 stock) are taxed at long-term capital gains rates will not apply for tax years beginning after December 31, 2010. Unless any intervening tax legislation is enacted, ordinary income tax rates will be applicable for such income in tax years beginning after December 31, 2010. A corporation may be eligible for a dividends received deduction for amounts received in a redemption that are treated as dividends under these rules.

        No amount realized on the disposition of Section 306 stock will generally be treated as ordinary income or dividend income, if the disposition completely terminates your entire actual and constructive ownership interest (as defined in the Code) in our equity. Moreover, the limitation on recognition of loss, if any, generally will not apply in the case of such a complete termination.

No Appraisal Rights

        Under the Delaware General Corporation Law, you will not have appraisal rights in connection with the reclassification.

Stock Exchange Listings

        We have applied to list Series A Liberty Entertainment common stock and Series B Liberty Entertainment common stock on the Nasdaq Global Select Market and anticipate them to trade under the symbols "LMDIA" and "LMDIB", respectively. The Series A Liberty Interactive common stock and Series B Liberty Interactive common stock are listed on the Nasdaq Global Select Market under the symbols "LINTA" and "LINTB," respectively. The Series A Old Liberty Capital common stock and Series B Old Liberty Capital common stock are listed on the Nasdaq Global Select Market under the symbols "LCAPA" and "LCAPB," respectively. Following the reclassification, the trading symbols for the Liberty Capital common stock will be the same as the trading symbols for the Old Liberty Capital common stock.

Stock Transfer Agent and Registrar

        Computershare Shareholder Services, Inc. is the transfer agent and registrar for all series of our common stock.

Accounting Treatment

        The reclassification, if completed, would not cause any accounting related adjustments. On a prospective basis, we will disclose earnings per share information for each of the Interactive Group, the Capital Group and the Entertainment Group based on the earnings attributable to each group and the weighted average shares (both outstanding and on a fully diluted basis) of each group.

ADDITIONAL INFORMATION

Legal Matters

        Legal matters relating to the validity of the securities to be issued in the reclassification will be passed upon by Baker Botts L.L.P.

Experts

        The consolidated balance sheets of Liberty Media Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive earnings (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been included herein in reliance upon the reports, dated February 28, 2007, of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        As discussed in the report on the consolidated financial statements of Liberty Media Corporation and subsidiaries the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006.

Stockholder Proposals

        We currently expect that our annual meeting of stockholders for the calendar year 2008 will be held during the second quarter of 2008. In order to be eligible for inclusion in the proxy materials for the 2008 annual meeting, any stockholder proposal must have been submitted in writing to our

Corporate Secretary and received at our executive offices at 12300 Liberty Boulevard, Englewood, Colorado 80112, by the close of business on December 1, 2007 unless a later date is determined and announced in connection with the actual scheduling of the annual meeting. To be considered for presentation at the 2008 annual meeting, any stockholder proposal must have been received at our executive offices at the foregoing address on or before the close of business on January 31, 2008 or such later date as may be determined and announced in connection with the actual scheduling of the annual meeting.

        All stockholder proposals for inclusion in our proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934 and, as with any stockholder proposal (regardless of whether it is included in our proxy materials), our charter and bylaws and Delaware law.

Where You Can Find More Information

        We are filing with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the securities being offered by this proxy statement/prospectus. This proxy statement/prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits thereto. You should refer to the registration statement, including its exhibits and schedules, for further information about us, Liberty Media LLC, our predecessor company, and the securities being offered hereby.

        We and Liberty Media LLC are subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we or Liberty Media LLC file at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov. Additional information can also be found on our website at www.libertymedia.com. (Information contained on any website referenced in this proxy statement/prospectus is not incorporated by reference in this proxy statement/prospectus.) In addition, copies of documents filed by us with the Securities and Exchange Commission are also available by contacting us by writing or telephoning the office of Investor Relations:

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (877) 772-1518

        The Securities and Exchange Commission allows us to "incorporate by reference" information into this document, which means that we can disclose important information about us to you by referring you to other documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and is deemed to be part of this document except for any information superseded by this document or any other document incorporated by reference into this document. Documents incorporated by reference herein will be made available to you, at no cost, upon your oral or written request to our Investor Relations office. Any statement, including financial statements, contained in our Annual Report on Form 10-K for the year ended December 31, 2006 shall be deemed to be modified or superseded to the extent that a statement, including financial statements, contained in this proxy statement/prospectus or in any other later incorporated document modifies or supersedes that statement. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act

(other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K) prior to the date on which the special meeting is held:

  •
  Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 1, 2007;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 8, 2007;

  •
  Current Report on Form 8-K (Items 5.02 and 9.01), filed on January 5, 2007;

  •
  Current Report on Form 8-K (Item 8.01), filed on May 9, 2007;

  •
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 8, 2007; and

  •
  Current Report on Form 8-K (Item 8.01), filed on August 8, 2007.

        This proxy statement/prospectus includes information concerning DirecTV Group, Inc., Expedia, Inc. and InterActiveCorp, all of which are public companies and file reports and other information with the SEC in accordance with the requirements of the Securities Act and the Exchange Act. Information included in this proxy statement/prospectus concerning those companies has been derived from the reports and other information filed by them with the SEC. We had no part in the preparation of those reports and other information, nor are they incorporated by reference in this proxy statement/prospectus. You may read and copy any reports and other information filed by these companies as set forth above.

Annex A

DESCRIPTION OF BUSINESS

General

        Through our ownership of interests in subsidiaries and other companies, we are primarily engaged in the video and on-line commerce, media, communications and entertainment industries. We operate in North America, Europe and Asia. If the reclassification is completed, we will have three tracking stocks: the Liberty Interactive common stock, the Liberty Entertainment common stock and the Liberty Capital common stock whose terms are intended to track and reflect the separate economic performance of the Interactive Group, the Entertainment Group and the Capital Group, respectively. Set forth in this section is a description of the businesses to be attributed to each of our three groups immediately following the reclassification. Although we are describing these businesses separately for purposes of establishing our tracking stock structure and in order to give you a better understanding of the assets attributed to each group, the Interactive Group, the Entertainment Group and the Capital Group are not separate legal entities and the holders of each group's stock are common stockholders of our company.

The Interactive Group

        The Interactive Group is focused on video and on-line commerce. The strategy for the Interactive Group is to grow its existing businesses organically and use the cash flow of its attributed businesses to make acquisitions that complement those businesses.

        Set forth below is a description of the businesses and assets that we attribute to the Interactive Group.

  Consolidated Subsidiaries

QVC, Inc.

        The Interactive Group is anchored by our wholly owned subsidiary QVC, Inc. QVC markets and sells a wide variety of consumer products in the U.S. and several foreign countries primarily by means of merchandise-focused televised shopping programs on the QVC television networks and via the Internet through its domestic and international websites. QVC programming is divided into segments that are televised live with a host who presents the merchandise, sometimes with the assistance of a guest representing the product vendor, and conveys information relating to the product to QVC's viewers. QVC's websites offer a complement to televised shopping by allowing consumers to purchase a wide assortment of goods that were previously offered on the QVC networks, as well as other items that are available from QVC only via its websites. For six months ended June 30, 2007, approximately 23% of QVC's domestic revenue and approximately 20% of QVC's total revenue was generated from sales of merchandise ordered through its various websites.

        QVC offers a variety of merchandise at competitive prices. QVC purchases, or obtains on consignment, products from domestic and foreign manufacturers and wholesalers, often on favorable terms based upon the volume of the transactions. QVC classifies its merchandise into three groups: home, apparel/accessories and jewelry. For the six months ended June 30, 2007, home, apparel/ accessories and jewelry accounted for approximately 40%, 38% and 22%, respectively, of QVC's net revenue generated by its United States operations. QVC offers products in each of these merchandise groups that are exclusive to QVC, as well as popular brand name and other products also available from other retailers. QVC's exclusive products are often endorsed by celebrities, designers and other well known personalities. QVC does not depend on any single supplier or designer for a significant portion of its inventory.

        QVC distributes its television programs, via satellite or optical fiber, to multichannel video program distributors for retransmission to subscribers in the United States, the United Kingdom, Germany, Japan and neighboring countries that receive QVC's broadcast signals. In the U.S., QVC uplinks its programming from its uplink facility in Pennsylvania to a protected, non-preemptible transponder on a domestic satellite. "Protected" status means that, in the event of a transponder failure, QVC's signal will be transferred to a spare transponder or, if none is available, to a preemptible transponder located on the same satellite or, in certain cases, to a transponder on another satellite owned by the same service provider if one is available at the time of the failure. "Non-preemptible" status means that, in the event of a transponder failure, QVC's transponders cannot be preempted in favor of a user of a "protected" failure. QVC's international business units each obtain uplinking services from third parties and transmit their programming to non-preemptible transponders on five international satellites. QVC's transponder service agreement for its domestic transponder expires in 2019. QVC's transponder service agreements for its international transponders expire in 2008 through 2013.

        QVC enters into long-term affiliation agreements with satellite and cable television operators who downlink QVC's programming and distribute the programming to their customers. QVC's affiliation agreements with these distributors have termination dates ranging from 2007 to 2016. QVC's ability to continue to sell products to its customers is dependent on its ability to maintain and renew these affiliation agreements in the future.

        In return for carrying the QVC signals, each programming distributor in the United States, the United Kingdom and Germany receives an allocated portion, based upon market share, of up to 5% of the net sales of merchandise sold via the television programs to customers located in the programming distributor's service areas. In Japan, some programming distributors receive an agreed-upon monthly fee per subscriber regardless of the net sales, while others earn a variable percentage of net sales. In addition to sales-based commissions or per-subscriber fees, QVC also makes payments to distributors in the United States for carriage and to secure favorable positioning on channel 35 or below on the distributor's channel line-up. QVC believes that a portion of its sales are attributable to purchases resulting from channel "browsing" and that a channel position near broadcast networks and more popular cable networks increases the likelihood of such purchases. As a result of the ongoing conversion of analog cable customers to digital, channel positioning has become more critical due to the increased channel options on the digital line-up.

        QVC's shopping program is telecast live 24 hours a day to approximately 91 million homes in the United States. In the United Kingdom and the Republic of Ireland, the QVC Shopping Channel reaches approximately 21 million households and is broadcast 24 hours a day with 17 hours of live programming. QVC's shopping network in Germany reaches approximately 38 million households throughout Germany and Austria and is broadcast live 24 hours a day. QVC Japan, QVC's joint venture with Mitsui & Co., LTD, reaches approximately 20 million households and is broadcast live 24 hours a day. QVC strives to maintain promptness and efficiency in order taking and fulfillment. QVC has four domestic phone centers that can direct calls from one call center to another as volume mandates, which reduces a caller's hold time, helping to ensure that orders will not be lost as a result of hang-ups. QVC has one phone center in each of the United Kingdom and Japan and two call centers in Germany. QVC also utilizes computerized voice response units, which handle approximately 34% of all orders taken. QVC has seven distribution centers worldwide and is able to ship approximately 92% of its orders within 48 hours.

        QVC's business is seasonal due to a higher volume of sales in the fourth calendar quarter related to year-end holiday shopping. In recent years, QVC has earned 22%-23% of its revenue in each of the first three quarters of the year and 32%-33% of its revenue in the fourth quarter of the year.

Provide Commerce, Inc.

        Further to our strategy of acquiring complementary businesses for attribution to the Interactive Group, we acquired Provide Commerce, Inc. in February 2006. Provide Commerce, which is our wholly owned subsidiary, operates an e-commerce marketplace of websites that offers high-quality perishable products direct from suppliers to consumers. Provide Commerce combines an online storefront, proprietary supply chain management technology, established supplier relationships and integrated logistical relationships with Federal Express Corporation and United Parcel Service, Inc. to create a market platform that bypasses traditional supply chains of wholesalers, distributors and retailers. Provide Commerce derives its revenue primarily from the sale of flowers and plants on its proflowers.com website and from the sale of gourmet foods from its branded websites: Cherry Moon Farms, for fresh premium fruits; Uptown Prime, for premium meats and seafood; Secret Spoon, for fresh sweets and confections; and Shari's Berries, for chocolate-dipped berries and related gifting products. Provide Commerce also enters into arrangements with businesses desiring to offer high-quality, time-sensitive or perishable products to customers on a co-branded or private label basis, designing and hosting dedicated websites on behalf of such clients.

        Provide Commerce initially launched its marketplace to sell and deliver flowers, and the sale of flowers continues to be Provide Commerce's most significant product comprising approximately 94% of its sales. The sale of flowers is seasonal with over 65% of sales coming from purchases for Valentine's Day and Mother's Day in the first and second quarters of the year. Provide Commerce depends on three suppliers for approximately 55% of its floral products. The loss of any of these suppliers could adversely impact Provide Commerce.

        A key competitive advantage of Provide Commerce is its ability to deliver products on time and fresher than many of its competitors, thereby providing a better value for its customers. Provide Commerce maintains a customer service center located at its corporate headquarters to respond to customer phone calls and emails 24 hours a day, seven days a week.

BuySeasons, Inc.

        Another acquisition in 2006, BuySeasons, Inc. is our wholly-owned subsidiary that operates BuyCostumes.com, an on-line retailer of costumes, accessories and party supplies. BuyCostumes.com provides a single destination for children and adults looking for costumes, accessories and party supplies for a wide variety of celebration and costuming events. BuySeasons earns revenue from the sale of its costumes, accessories and party supplies to retail customers who order from its website and, to a lesser degree, through its fulfillment sales to other retailers. We believe that no other single retailer offers the range of costume and party accessories that BuySeasons offers to its customers. BuySeasons also has exclusive arrangements to purchase costumes and party accessories that are only available from BuySeasons, and works with manufacturers to design costumes and accessories for which BuySeasons has exclusive rights for a predetermined period of time. BuySeasons purchases its products from various suppliers, both domestic and international, and depends on two suppliers for approximately 30% of its costumes and accessories. The loss of either of these suppliers could adversely impact BuySeasons' business.

        BuySeasons believes that it has a competitive advantage due to the combination of a large assortment of on-line products, value pricing and a high level of customer service. BuySeasons' business is highly seasonal with nearly 75% of its revenue earned in September and October leading up to Halloween. BuySeasons maintains a customer service center at its corporate headquarters, and customer service representatives are available 24 hours a day, seven days a week during its busy season to respond to customer questions. BuySeasons also leases warehouse space to store inventory and ship orders to customers. The customer service center and warehouse staffing is scalable, and BuySeasons employs contract labor to react to higher volume during the peak Halloween period.

Backcountry.com, Inc.

        We acquired 81% of the equity of Backcountry.com, Inc. in June 2007. Backcountry is an e-commerce marketplace for outdoor adventure and action sports gear and clothing. Its six separate websites each cater to a different outdoor-minded demographic. Three of the sites offer name-brand products at retail prices, and three offer substantial discounts to online shoppers.

        Backcountry's primary site, Backcountry.com, offers over 400 brands and 120,000 items of high-end gear and clothing for backpacking, camping, trail running, skiing, snowboarding, rock climbing, kayaking and other outdoor activities. Backcountry's snowboarding-specific site, DogFunk.com, sells technical and lifestyle apparel and gear from established brands and niche manufacturers. Backcountry's skiing specific site, Tramdock.com, offers premium ski-specific gear and clothing to park, pipe, and big-mountain freeride ski enthusiasts. Backcountry's online outlet store, BackcountryOutlet.com, sells discounted clothing and gear from past seasons. Backcountry's one-deal-at-a-time sites, SteepandCheap.com and WhiskeyMilitia.com, feature a limited quantity of one highly discounted item at a time until such item sells out, at which time it is immediately replaced with a new item. SteepandCheap.com caters to backcountry adventurers and outdoor enthusiasts, while WhiskeyMilitia.com appeals to skateboarders, surfers, snowboarders, wakeboarders and BMX riders.

        Backcountry's business is seasonal, with 50% of its revenue earned in the fourth quarter. Backcountry stores and ships all inventory from its warehouse, located in Salt Lake City, Utah. Staffing for the customer solutions center and warehouse is scalable, and Backcountry employs seasonal labor to react to higher volume during peak periods of the year.

  Other Investments

Expedia, Inc.

        Expedia, Inc. is among the world's leading travel services companies, making travel products and services available to leisure and corporate travelers in the United States and abroad through a diversified portfolio of brands, including Expedia.com, Hotels.com, Hotwire.com, private label programs (Worldwide Travel Exchange and Interactive Affiliate Network), Expedia Corporate Travel, Classic Vacations, eLong, TripAdvisor and a range of other domestic and international brands and businesses. Expedia's various brands and businesses target the needs of different consumers, including those who are focused exclusively on price and those who are focused on the breadth of product selection and quality of services. Expedia has created an easily accessible global travel marketplace, allowing customers to research, plan and book travel products and services from travel suppliers and allows these travel suppliers to efficiently reach and provide their products and services to Expedia customers. Through its diversified portfolio of domestic and international brands and businesses, Expedia makes available, on a stand-alone and package basis, travel products and services provided by numerous airlines, lodging properties, car rental companies, cruise lines and destination service providers, such as attractions and tours. Using a portfolio approach for Expedia's brands and businesses allows it to target a broad range of customers looking for different value propositions. Expedia reaches many customers in several countries and multiple continents through its various brands and businesses, typically customizing international points of sale to reflect local language, currency, customs, traveler behavior and preferences and local hotel markets, all of which may vary from country to country.

        Expedia generates revenue by reserving travel services as the merchant of record and reselling these services to customers at a profit. Expedia also generates revenue by passing reservations booked by its customers to the relevant services for a fee or commission.

        We indirectly own an approximate 23% equity interest and a 56% voting interest in Expedia. We have entered into governance arrangements pursuant to which Mr. Barry Diller, Chairman of the Board and Senior Executive Officer of Expedia, is currently entitled to vote our shares of Expedia, subject to certain limitations. Through our governance arrangements we have the right to appoint and have appointed two of the ten members of Expedia's board of directors.

IAC/InterActiveCorp

        IAC/InterActiveCorp is a multi-brand interactive commerce company transacting business worldwide via the Internet, television and the telephone. IAC's portfolio of companies collectively enables direct-to-consumer transactions across many areas, including home shopping, event ticketing, personals, travel, teleservices and local services.

        IAC consists of the following sectors:

  •
  Retailing, which includes HSN, Cornerstone Brands, Inc., Shoebuy.com and international home shopping channels;

  •
  Transactions, which includes Ticketmaster, RealEstate.com, ServiceMagic, Lending Tree and its affiliated brands and businesses, and service outsourcers;

  •
  Media and Advertising, which includes Ask.com, Citysearch and Evite; and

  •
  Membership and Subscriptions, which includes Match.com, Entertainment Publications, Inc., which promotes merchants through consumer savings, and Interval International, which offers services to time share vacation owners.

        IAC's businesses largely act as intermediaries between suppliers and consumers. IAC aggregates supply from a variety of sources and captures consumer demand across a variety of channels.

        We indirectly own an approximate 24% equity interest and a 58% voting interest in IAC. We have entered into governance arrangements pursuant to which Mr. Barry Diller, Chairman of the Board and CEO of IAC, is currently entitled to vote our shares of IAC, subject to certain limitations. Through our governance arrangements we have the right to appoint and have appointed two of thirteen members of IAC's board of directors.

The Entertainment Group

        The Entertainment Group is focused primarily on multi-channel video distribution, programming and communications businesses. We expect to grow the businesses attributed to the Entertainment Group organically, increase our holdings in certain of its investments and make acquisition of operating companies with complementary assets.

        Set forth below is a description of the primary businesses that we will attribute to the Entertainment Group.

  Consolidated Subsidiaries

Starz Entertainment, LLC

        Starz Entertainment, LLC, a wholly-owned subsidiary, provides premium movie networks and programming distributed by cable, direct-to-home satellite, telephony, the Internet and other distribution media providers in the United States. Starz Entertainment's primary service offerings are (1) Starz, which is primarily a first-run movie service that generally includes Starz plus five multiplex channels branded with the Starz name, each of which exhibits movies targeted to a specific audience and (2) Encore, which airs first-run movies and classic contemporary movies and generally includes six additional thematic multiplex channels branded with the Encore name, each of which exhibits movies based upon individual themes. Starz is generally purchased by subscribers as an a-la-carte premium service for which subscribers pay a separate monthly charge. Distributors may also package Starz with other premium services. Encore is generally purchased by subscribers as part of a digital package, which includes a variety of general entertainment digital networks. Distributors may also sell Encore on an a-la-carte basis or packaged with Starz. Starz Entertainment's services also include MoviePlex, a "theme by day" channel featuring a different thematic multiplex channel each day, on a weekly rotation; IndiePlex, featuring art house and independent films; RetroPlex, featuring "classic" movies; Starz On Demand; Encore on Demand; Movieplex on Demand and a high definition feed of the Starz channel on StarzHD. In addition, Starz Entertainment distributes via the Internet-Vongo, a subscription package comprising Starz plus approximately 1,000 movies and 1,500 other video selections on an on-demand basis, as well as other selected pay-per-view movies. A new product, Starz Play, has been developed as an Internet compliment to Starz with cable companies and other distributors who offer high speed services. As of June 30, 2007, Starz Entertainment had 16.1 million Starz subscriptions and 28.4 million Encore subscriptions.

        Programming networks distribute their services through a number of distribution technologies, including cable television, direct-to-home satellite, broadcast television and the Internet. Programming services may be delivered to subscribers as part of a video distributor's analog or digital package of programming services for a fixed monthly fee, or may be delivered individually as a "premium" programming service for a separate monthly charge. Premium services may be scheduled or "on-demand." Additionally, single programs or movies may be delivered on a pay-per-view basis for a per program fee. Whether a programming service is basic, premium or pay-per-view, the programmer generally enters into separate multi-year affiliation agreements with those distributors that agree to carry the service. Programmers may also provide their pay-per-view and subscription on-demand services directly to consumers via the Internet. Basic programming services derive their revenue principally from the sale of advertising time on their networks and from per subscriber license fees received from distributors. Their continued ability to generate both advertising revenue and subscriber license fees is dependent on these services' ability to maintain and renew their affiliation agreements. Premium services, such as Starz and Encore and pay-per-view services do not sell advertising and primarily generate their revenue from subscriber fees.

        The majority of Starz Entertainment's revenue is derived from the delivery of movies to subscribers under long-term affiliation agreements with cable systems and direct broadcast satellite systems, including Comcast Cable, DirecTV, EchoStar, Time Warner, Charter Communications, Cox Communications, Cablevision Systems, Insight Communications, Mediacom Communications and the National Cable Television Cooperative. Some of Starz Entertainment's affiliation agreements provide for payments based on the number of subscribers that receive Starz Entertainment's services. Starz Entertainment also has affiliation agreements with certain of its customers pursuant to which those customers pay an agreed-upon rate regardless of the number of subscribers. These affiliation agreements generally provide for contractual rate increases or rate increases tied to the annual increase in the Consumer Price Index. Starz Entertainment's agreement with Comcast requires Comcast to carry the Encore and Thematic Multiplex channels through September 2009 and Starz through December 2012. Starz Entertainment's affiliation agreement with EchoStar expires in June 2009. The affiliation agreements with DirecTV and one other affiliate have each expired, and Starz Entertainment is currently in negotiations regarding multi-year distribution agreements for Starz Entertainment's service offerings with each of DirecTV and such other affiliate. In addition, the affiliation agreement with Time Warner, which originally expired on December 31, 2006, has been extended through September 30, 2007. Starz Entertainment's other affiliation agreements expire between now and 2012. For the period ended June 30, 2007, Starz Entertainment earned 67.8% of its total revenue from Comcast, DirecTV, EchoStar and Time Warner, collectively.

        The costs of acquiring rights to programming, including Internet protocol rights, are Starz Entertainment's principal expenses. In order to exhibit theatrical motion pictures, Starz Entertainment enters into agreements to acquire rights from major motion picture producers including Hollywood Pictures, Touchstone Pictures, Miramax Films, Disney, Revolution Studios, Sony's Columbia Pictures,

Screen Gems and Sony Pictures Classics. Starz Entertainment also has exclusive rights to air first-run output from an independent studio. These output agreements expire between 2007 and 2011, with extensions, at the option of two studios, potentially extending the expiration dates of those agreements to 2013 and 2014.

        Starz Entertainment uplinks its programming to five non-preemptible, protected transponders on three domestic satellites. "Protected" status means that, in the event of a transponder failure, Starz Entertainment's signal will be transferred to a spare transponder or, if none is available, to a preemptible transponder located on the same satellite or, in certain cases, to a transponder on another satellite owned by the same service provider if one is available at the time of the failure. "Non-preemptible" status means that, in the event of a transponder failure, Starz Entertainment's transponders cannot be preempted in favor of a user of a "protected" failure. Starz Entertainment leases its transponders under long-term lease agreements. At June 30, 2007, Starz Entertainment's transponder leases had termination dates ranging from 2018 to 2021. Starz Entertainment transmits to these transponders from its uplink center in Englewood, Colorado.

FUN Technologies Inc.

        FUN Technology Inc.'s primary business is the provision of online and interactive casual and fantasy sports games and sports information. FUN primarily provides games and sports information through its Games, Fantasy Sports, Sports Information and International Games divisions. FUN's Games and International Games divisions operate and license a skill game offering, which includes pay-for-play, person-to-person and tournament-based interactive skill and free games. FUN's Fantasy Sports division operates its fantasy sports services, which include editorial content and fantasy sports games. FUN's Sports Information division provides on-line sports data and information services.

        FUN's Games division offers a range of free and tournament skill games via its own Internet sites, including WorldWinner.com, Skilljam.com and Teagames.com, and its distribution partners. Skill games are games in which a participant pays an entry fee to compete in tournaments against others for a prize, and in which the winner is determined based on skill rather than on chance. FUN offers versions of common casual games such as Bejeweled® 2, branded content such as Scrabble® Cubes as well as internally developed games. FUN also provides co-branded game portals and services to large interactive entertainment groups, including AOL, EA Pogo, MyPoints, MSN and GSN. FUN's Games division derives revenue through fees collected from participants in online tournaments, advertising and the design and operation of skill game websites for third parties.

        FUN's Fantasy Sports division develops, operates and licenses fantasy sports games, fantasy sports league-hosting software, content and real-time sports statistics delivered via broadband. Through FUN's own websites, including Fanball.com, CDMSports.com and Fantasycup.com, Fantasy Sports provides fantasy sports contests, content, strategy and insight. FUN's Fantasy Sports division operates over 50 salary-cap and draft-style fantasy games for football, baseball, basketball, hockey, golf and auto racing enthusiasts and has private-label distribution agreements with AOL, Speed Channel, The Golf Channel and Turner Sports Interactive (PGA Tour and Nascar.com), among others. FUN's Fantasy Sports division derives revenue through fees collected from participants in online Fantasy Sports contests, advertising and the design and operation of fantasy sports websites for third parties.

        FUN's Sports Information division provides real-time sports information services for sports enthusiasts through FUN's destination site, DonBest.com. DonBest provides customized subscription services for real time odds, major line move alerts, injury reports and statistical reports. DonBest does not accept or make any wagers. FUN's Sports Information division derives revenue primarily from subscriptions.

        We own approximately 53% of the outstanding common shares of FUN. On June 21, 2007, we announced our intention to acquire the remaining outstanding common shares of FUN. Our offer is currently under review by a special committee of the FUN board of directors.

  Other Investments

GSN, LLC

        GSN, LLC owns and operates GSN. With approximately 61 million Nielsen subscribers as of June 30, 2007, GSN is a basic cable network dedicated to game-related programming and interactive game playing. GSN offers 24-hour programming featuring game shows, casino games, reality series, documentaries and other game-related shows. GSN features a full prime-time schedule of interactive programming, which allows viewers a chance to play along with GSN's televised games via GSN.com. GSN programming also includes 12 hours per week of participation television branded as PLAYMANIA. PLAYMANIA contains live interactive game content where home viewers become contestants, playing a multitude of interactive word games, number games and puzzles.

        GSN's revenue is primarily derived from the delivery of its programming to subscribers under long-term affiliation agreements with cable systems, direct broadcast satellite systems and Telco video providers and from the sale of advertising on its network. GSN's affiliation agreements provide for payments based on the number of subscribers that receive GSN's services and expire between now and 2011. GSN is currently out of contract with DirecTV, a distributor that accounts for approximately 25% of GSN's current subscriber base, and is in negotiations for the renewal of such contract. For the year ended June 30, 2007, GSN earned approximately 11% of its total revenue from each of Comcast and DirecTV.

        We and Sony Pictures Entertainment, a division of Sony Corporation of America, which is a subsidiary of Sony Corporation, each own 50% of GSN, LLC. GSN's day-to-day operations are managed by a management committee of its board of managers. Pursuant to GSN's operating agreement, we and Sony each have the right to designate half of the members of the management committee. Also pursuant to the operating agreement, we and Sony have agreed that direct transfers of our interests in GSN and certain indirect transfers that result in a change of control of the transferring party are subject to a right of first refusal in favor of the non-transferring member.

WildBlue Communications, Inc.

        WildBlue Communications, Inc. delivers two-way broadband Internet access via satellite to homes and small businesses in rural markets underserved by terrestrial broadband alternatives. WildBlue provides coverage across the continental United States using a 26-inch dish and satellite modem. WildBlue has a prepaid satellite life license for Ka-band capacity on its first satellite and owns outright its second satellite. Both of WildBlue's satellites are geostationary satellites. The expected life of each satellite is approximately 15 years.

        WildBlue launched its service in mid-2005 and generates revenue by charging subscription fees for its Internet access services to retail customers as well as fees for equipment sales and related installation charges. At June 30, 2007, WildBlue had over 220,000 subscribers. WildBlue also has distribution relationships with DirecTV, Echostar, AT&T and the National Rural Telephone Cooperative, and it sells its products and services through retail channels consisting of web-based, direct mail, inbound telesales and a national dealer network.

        We own an approximate 32% equity interest in WildBlue.

        We also own 53% of a first lien credit facility of WildBlue with an accreted value of $197 million and 50% of a second lien credit facility of WildBlue with an accreted value of $174 million, which debt will continue to be attributed to the Capital Group.

  Businesses to be Acquired in the News Corporation Transaction

        In December 2006 we entered into an exchange agreement with News Corporation pursuant to which, if completed, we will exchange our ownership interest in News Corporation for a subsidiary of News Corporation which will own News Corporation's interests in The DirecTV Group, Inc., three regional sports television networks and approximately $588 million in cash. Consummation of the exchange, which is subject to various closing conditions including regulatory approval and receipt of favorable rulings from the IRS and tax opinions from counsel confirming that the exchange is tax-free, is expected before the end of this year. The reclassification will not, in any event, be closed unless and until the exchange transaction is closed. If the transaction is consummated, our interest in The DirecTV Group, Inc. and the three regional sports television networks will be attributed to the Entertainment Group. Those businesses are described below.

The DirecTV Group, Inc.

        Upon completion of the exchange transaction with News Corporation, we will acquire an approximate 40% interest in the DirecTV Group, which would be an equity affiliate attributed to the Entertainment Group.

        The DirecTV Group is a leading provider of digital television entertainment in the United States and Latin America.

        In the United States, DirecTV Holdings LLC or DirecTV U.S. is the largest provider of direct-to-home digital television services and the second largest provider in the multi-channel video programming distribution industry. DirecTV U.S. provides access to more than 1,700 channels of digital-quality video pictures and CD-quality audio programming directly to over 16 million subscribers' homes and businesses via high-powered satellites. To subscribe to the DirecTV service, customers acquire a small receiving satellite dish antenna, a digital set-top receiver and a remote control from DirecTV or third party providers and, after installing such equipment, activate the DirecTV service by subscribing to one of DirecTV's programming packages. DirecTV currently has a fleet of ten high-powered satellites that they use to distribute the DirecTV service to their customers in the United States. In addition, DirecTV has three satellites under construction which when launched will provide DirecTV with increased capability for local and national HD channels as well as capacity for enhanced services.

        In Latin America (which includes South America, Central America and the Caribbean (including Puerto Rico)), DirecTV Latin America provides local and international programming to approximately 1.3 million subscribers in Brazil and 1.4 million subscribers in parts of Latin America other than Brazil and Mexico. In addition, DirecTV's 41% affiliate, Sky Mexico, has approximately 1.4 million subscribers in Mexico. DirecTV Latin America provides services from leased transponders on two satellites. Sky Mexico provides its services from leased transponders on a separate satellite.

        DirecTV earns revenues primarily from monthly fees charged to subscribers for subscriptions to basic and premium channel programming, pay-per-view programming, seasonal and live sporting events, DVR and HD programming fees. DirecTV also earns revenues from monthly fees charged to subscribers with multiple non-leased set-top receivers, monthly fees charged to subscribers for leased set-top receivers, hardware revenues from subscribers who purchase set-top receivers from DirecTV, DirecTV's published programming guide, warranty service fees and advertising services.

Regional Sports Networks

        Upon completion of the exchange transaction with News Corporation, we will acquire all of the interests in three regional sports networks, or RSNs: Fox Sports Net Rocky Mountain, LLC, Fox Sports Net Northwest, LLC and Fox Sports Net Pittsburgh, LLC. Each RSN is currently affiliated with Fox

Sports Net, Inc., a subsidiary of News Corporation, and receives "back drop" national programming from Fox Sports such as The Best Damn Sports Show Period and Chris Myers Interviews. The RSNs will continue to receive national programming from Fox Sports under agreements which last through 2011.

        Each RSN operates a regional video programming network devoted to local professional sports teams and college sporting events, and produces its own local programming employing or hiring the necessary on-air talent and technical personnel to produce and uplink game telecasts. Local programming is supplemented with the national "back drop" programming of Fox Sports.

        Fox Sports Net Rocky Mountain reaches approximately 2.5 million subscribers in Colorado, Utah, Wyoming, Montana, southern Idaho, western Nebraska, western Kansas and northeastern Nevada. It has regional rights to the Colorado Rockies, Utah Jazz, Colorado Crush and Denver Broncos pre- and post-games, to sporting events at the University of Colorado, Colorado State and the University of Denver and to Big 12 Conference football and woman's basketball.

        Fox Sports Net Northwest reaches approximately 3.0 million subscribers in Washington, Oregon, Idaho, Montana, Alaska, parts of Wyoming and parts of northern Nevada. Its broadcast coverage includes the Seattle Mariners, Seattle Supersonics, Portland Trail Blazers, Seattle Storm, the University of Washington, Washington State University, Oregon State and Gonzaga University.

        Fox Sports Net Pittsburgh reaches approximately 2.3 million subscribers in Pennsylvania, West Virginia, Ohio, and western Maryland. Its coverage includes the Pittsburgh Pirates, Pittsburgh Penguins and Cleveland Cavaliers, collegiate games of the University of Pittsburgh, Penn State and West Virginia and the WPIAL Football Championships.

        The RSNs derive revenue from fees paid by cable and DTH operators pursuant to affiliation agreements entered into with the RSNs and the sale of advertising time to local, regional and national advertisers. The RSNs' affiliation agreements expire between now and 2011. For the period ended June 30, 2007, Fox Sports Net Rocky Mountain and Fox Sports Net Northwest derived more than 10% of their total revenues from affiliation agreements with each of Comcast, DirecTV and Echostar and Fox Sports Net Pittsburgh derived more than 10% of its revenue from its affiliation agreement with Comcast.

The Capital Group

        The Capital Group is focused primarily on media, telecom and technology businesses involving cable, satellite, the Internet and other distribution media as they evolve. The current business strategy of this group is to simplify its assets through the monetization of certain of its minority investments. The Capital Group will then seek to redeploy the proceeds of these monetizations by making acquisitions for its existing businesses, acquiring operating businesses or engaging in financial transactions and investments that management believes have attractive risk and return characteristics.

        Set forth below is a description of the primary businesses that we attribute to the Capital Group.

  Consolidated Subsidiaries

Starz Media, LLC

        In 2006, we acquired IDT Entertainment from IDT Corp. and renamed it Starz Media. Starz Media's operations include home video distribution, live-action television and film production, and theatrical and non-theatrical animation. Starz Media's home video distribution business is operated through its Starz Home Entertainment subsidiary utilizing the Anchor Bay and Manga brands. Anchor Bay and Manga acquire and license content for home video distribution and have a combined library of over 3,850 titles including THOMAS THE TANK ENGINE, DELIRIOUS, BEOWOLF & GRENDEL,

HOLLOWEEN, and others. These titles are distributed through national retailers, including Wal-Mart, Target and Best Buy. Generally, these retailers have the right to return unsold products.

        The live-action and animation television film production business comprises four business units: Starz Productions, Starz Animation, Film Roman and Overture Films, LLC. Starz Productions develops and produces proprietary live-action and animated content for television and direct-to-video/DVD distribution. The live-action operations focus on horror, science fiction, supernatural and thriller films and include PAINKILLER JANE, MASTERS OF HORROR, a film series shown on Showtime, and MASTERS OF SCI FI, a film series to be shown on ABC. Animated series include WOW! WOW! WUBZY being shown on Nick Jr., ME, ELOISE and THE HAPPY ELF.

        Through studios based in the United States and Canada, Starz Animation and Film Roman develop and produce 2D and 3D animated content for distribution theatrically, on television and direct-to-video/DVD. Animation production is focused on proprietary content and is also performed for third parties. In the third quarter of 2006, Starz Animation released its first full-length animated film, EVERYONE'S HERO, in theaters. Starz Animation has one additional animated film currently in production that is expected to be released theatrically in 2008. Film Roman's third-party projects include THE SIMPSONS, THE SIMPSONS MOVIE and KING OF THE HILL, which are owned and distributed by Fox TV.

        Domestically, Starz Media utilizes Twentieth Century Fox to distribute and market its theatrical animated filmed products, while internationally it uses foreign sales agents to contract with foreign distributors. Fox is paid a distribution fee for its services. The domestic box office receipts are divided between the theatrical distributors and Starz Media based upon negotiated contractual arrangements on a film by film basis. The foreign sales agent will negotiate with distributors on a territory by territory basis with some contracts requiring minimum guarantees. The international theatrical sales for EVERYONE'S HERO were not significant due to the genre of the movie.

        In the U.S., Starz Media incurs significant marketing, advertising and print costs before and during the theatrical release of a film in an effort to generate awareness of the film, to increase the consumer's intent to view the film, and to generate significant consumer interest in subsequent home video and other ancillary markets. These costs are expensed as incurred. Therefore, Starz Media will incur losses prior to theatrical release of a film. The foreign distributors are normally responsible for the marketing and advertising of films in each of their respective territories.

        Starz Entertainment and Starz Media are both wholly owned subsidiaries of our newly formed subsidiary, Starz, LLC. We believe that the acquisition of Starz Media will provide opportunities to exploit all the key domestic and international video distribution vehicles: theatrical, premium television, home video, syndication and Internet. Starz, LLC will have the opportunity to test new programming ideas on a single platform and then migrate the successful ones to other distribution outlets. During late 2006, Starz announced the formation of a new theatrical production and distribution company, Overture Films. Overture will release its first motion picture in late 2007 or early 2008. The films will have theatrical distribution in North America and around the world and then be distributed on the company's premium television services, home video companies, and through its domestic and international television sales organization.

Atlanta National League Baseball Club, Inc.

        Atlanta National League Baseball Club, Inc., or ANLBC, is a wholly owned subsidiary that we acquired in May 2007. It owns and operates the Atlanta Braves Major League Baseball franchise. The Atlanta Braves have been one of the most successful Major League baseball clubs over the past 16 years, with 14 divisional titles, five National League pennants and one World Series win during that time. Turner Field, which is leased from the City of Atlanta and Fulton County Recreation Authority, is the home stadium of the Atlanta Braves. Turner Field is located just outside the metropolitan area of

Atlanta and offers a range of activities and eateries for fans, from interactive gaming and cartoon characters to social gathering places such as the Braves Chop House.

        ANLBC derives revenue from the sale of tickets for games played at Turner Field, as well as from game-day sales of concessions and other goods and services in and around Turner Field. ANLBC also derives substantial revenue from the sale of broadcasting rights to the Atlanta Braves baseball games. ANLBC has long-term local broadcasting agreements with WTBS, Turner Regional Entertainment Network, Inc., Sportsouth Network, Ltd. and Clear Channel and through Major League Baseball (MLB) has entered into national broadcasting agreements with ESPN, Turner Broadcasting System, Inc. and Fox Sports.

        As the owner of a MLB franchise, ANLBC must abide by rules promulgated by the MLB Commissioner and comply with MLB's constitution and bylaws. Under the MLB rules, each MLB franchise participates in the MLB Central Fund, which acts as a conduit of centrally derived revenues (primarily from national broadcast agreements) to the clubs. In addition, each franchise is required to share locally derived revenues with the other MLB franchises and their owners through MLB's revenue sharing plan. Also under the MLB rules, each MLB franchise is required to participate in and contribute to certain profit sharing initiatives, such as MLB Advanced Media L.P., MLB's interactive media and internet company which runs MLB's official website and all of the MLB team's websites..

        In addition to the Atlanta Braves, ANLBC owns and operates a baseball academy in the Dominican Republic and three minor league baseball clubs. The Richmond Braves are a AAA minor league team with a home base in Richmond, Virginia. The Mississippi Braves are a AA minor league team with a home base in Pearl, Mississippi. The Rome Braves are a AA minor league team with a home base in Rome, Georgia. These clubs provide the Atlanta Braves with cost-effective access to a home-grown talent pool.

Leisure Arts, Inc.

        Leisure Arts, Inc., a wholly owned subsidiary that we acquired in May 2007, is a publisher and distributor of lifestyle and instructional publications. It publishes and markets how-to books, leaflets, DVDs, webcasts and online e-newsletters on topics such as cross stitching, knitting, crochet, quilting, scrap booking, paper crafting and other crafts, decorative painting, other needlework, sewing and holiday decorating. From its modern 150,000 square foot distribution center, Leisure Arts ships both its own publications as well as those of other publishers of how-to books and other media. Leisure Arts publications are sold in craft and fabric chain stores, discounters and general merchandise chain stores as well as in bookstores and home & garden stores.

        Leisure Arts also produces and sells the Memories in the Making line of scrapbook supplies and the Exclusively You line of purse handles, hardware and other accents for handmade fashion accessories. These products are sold in fabric stores, yarn shops and other hobby suppliers.

        Leisure Arts employs a staff of full-time designers and contracts with outside publishing partners and licensing agencies.

        Leisure Arts derives revenue from the sale of its publications and products as well as from the provision of warehousing and distribution services. For the period ended June 30, 2007, Leisure Arts derived over 70% of its revenue from three of its customers.

TruePosition, Inc.

        TruePosition, Inc., our wholly owned subsidiary, develops and markets technology for locating wireless phones and other wireless devices enabling wireless carriers, application providers and other enterprises to provide E-911 services domestically and other location-based services to mobile users worldwide. "E-911" or "Enhanced 911" refers to a Federal Communications Commission mandate requiring wireless carriers to implement wireless location capability. Cingular Wireless began deploying TruePosition's technology in late 2002, and T-Mobile USA began deploying such technology in 2003. Both wireless carriers are actively deploying TruePosition's technology and using the technology for E-911. In addition, as of December 31, 2006, four smaller wireless carriers had deployed or started to deploy TruePosition's technology. Although many of the following services have not yet been developed, and may not be developed successfully or at all, TruePosition's wireless location technology could also be used to implement a number of commercial location-based services including (1) comfort and security related applications, including child, pet and elderly tracking; (2) convenience/information services such as "concierge" and "personal navigation" to identify and provide directions to the nearest restaurant, ATM, or gas station or allow travelers to obtain other information specific to their location; (3) corporate applications, such as fleet or asset tracking to enable enterprises to better manage mobile assets to optimize service or cut costs; (4) entertainment/community services such as "friend finder" or "m-dating" to allow mobile users to create a localized community of people with similar interests and receive notification when another group member is close-by; (5) mobile commerce services to help users shop or purchase goods or services from the retailer closest to their current location; and (6) safety related applications to help public or private safety organizations find or track mobile users in need of assistance or help locate stolen property.

        TruePosition earns revenue from the sale of hardware and licensing of software required to generate location records for wireless phones and other wireless devices on a cellular network and from the design, installation, testing and commissioning of such hardware and software. In addition, TruePosition earns software maintenance revenue through the provision of ongoing technical and software support. TruePosition has not earned revenue from other location-based services to date. Substantially all of TruePosition's reported revenue in 2004, 2005 and 2006 was derived from Cingular Wireless. Recognition of revenue earned from T-Mobile is deferred in accordance with the software recognition rules under generally accepted accounting principles pending delivery of specified elements, which to date have not been delivered.

        The TruePosition-Registered Trademark- Finder-TM- system is a passive network overlay system designed to enable mobile wireless service providers to determine the location of all network wireless devices, including cellular and PCS telephones. Using patented time difference of arrival (TDOA) and angle of arrival (AOA) technology, the TruePosition Finder-TM- system calculates the latitude and longitude of a designated wireless telephone or other transmitter and forwards this information in real time to application software. TruePosition offerings cover multiple major wireless technologies including Time Division Multiple Access (TDMA), Analog Mobile Phone Service (AMPS) and Global System Mobile (GSM).

WFRV and WJMN Television Station Inc.

        WFRV and WJMN Television Station Inc., our wholly owned subsidiary that we acquired in April 2007, operates two full power television stations: WFRV-TV, in Green Bay, Wisconsin, and WJMN-TV, in Escanaba, Michigan. WFRV and WJMN Television Station has entered into an affiliation agreement with CBS Broadcasting Inc., which allows both stations to broadcast program offerings of the CBS Television Network in return for a fee and for each station's commitment to air CBS programming at specific times. This agreement expires in 2014. Both stations also license programs from various producers and distributors and produce their own news and broadcast public affairs, sports and other programming to serve their local markets. WFRV has the right to broadcast certain Green Bay Packers' preseason games and related programming under an agreement with Green Bay Packers Inc. which expires in 2012.

        WFRV and WJMN Television Station generates most of its revenue by the sale of local and national advertising time during the stations' over the air broadcasts and on the stations' websites.

Regulatory Matters

Programming and Interactive Television Services

        In the United States, the Federal Communications Commission (FCC) regulates the providers of satellite communications services and facilities for the transmission of programming services, cable television systems that distribute such services, and, to some extent, the availability of the programming services themselves through its regulation of program licensing. Cable television systems in the United States are also regulated by municipalities or other state and local government authorities. Cable television systems are currently subject to federal rate regulation on the provision of basic service, except where subject to effective competition under FCC rules, and continued rate regulation or other franchise conditions could place downward pressure on the fees cable television companies are willing or able to pay for programming services in which we have interests. Regulatory carriage requirements also could adversely affect the number of channels available to carry the programming services in which we have an interest.

        Regulation of Program Licensing.    The Cable Television Consumer Protection and Competition Act of 1992 (the 1992 Cable Act) directed the FCC to promulgate regulations regarding the sale and acquisition of cable programming between multi-channel video programming distributors (including cable operators) and satellite-delivered programming services in which a cable operator has an attributable interest. The legislation and the implementing regulations adopted by the FCC preclude virtually all exclusive programming contracts between cable operators and satellite programmers affiliated with any cable operator (unless the FCC first determines that the contract serves the public interest) and generally prohibit a cable operator that has an attributable interest in a satellite programmer from improperly influencing the terms and conditions of sale to unaffiliated multi-channel video programming distributors. Further, the 1992 Cable Act requires that such affiliated programmers make their programming services available to cable operators and competing multi-channel video programming distributors such as multi-channel multi-point distribution systems, which we refer to as MMDS, and direct broadcast satellite distributors on terms and conditions that do not unfairly discriminate among distributors. The Telecommunications Act of 1996 extended these rules to programming services in which telephone companies and other common carriers have attributable ownership interests. The FCC revised its program licensing rules by implementing a damages remedy in situations where the defendant knowingly violates the regulations and by establishing a timeline for the resolution of complaints, among other things. Although we no longer own Liberty Cablevision of Puerto Rico Ltd. (LCPR), FCC rules continue to attribute an ownership interest in LCPR to us, thereby subjecting us and satellite-delivered programming services in which we have an interest to the program access rules. The prohibition on exclusive programming contracts is scheduled to sunset in 2007, but the FCC has initiated a rulemaking proceeding regarding extension of such prohibition of exclusive contracts. The FCC also has initiated a rulemaking proceeding to consider revisions to its program access complaint procedures.

        Regulation of Carriage of Programming.    Under the 1992 Cable Act, the FCC has adopted regulations prohibiting cable operators from requiring a financial interest in a programming service as a condition to carriage of such service, coercing exclusive rights in a programming service or favoring affiliated programmers so as to restrain unreasonably the ability of unaffiliated programmers to compete.

        Regulation of Ownership.    The 1992 Cable Act required the FCC, among other things, (1) to prescribe rules and regulations establishing reasonable limits on the number of channels on a cable system that will be allowed to carry programming in which the owner of such cable system has an attributable interest and (2) to consider the necessity and appropriateness of imposing limitations on the degree to which multi-channel video programming distributors (including cable operators) may engage in the creation or production of video programming. In 1993, the FCC adopted regulations limiting carriage by a cable operator of national programming services in which that operator holds an attributable interest. However, in 2001, the United States Court of Appeals for the District of Columbia Circuit found that the FCC had failed to justify adequately the channel occupancy limit, vacated the FCC's decision and remanded the rule to the FCC for further consideration. In response to the Court's decision, the FCC issued further notices of proposed rulemaking in 2001 and in 2005 to consider channel occupancy limitations. Even if these rules were readopted by the FCC, they would have little impact on programming companies in which we have interests based upon our current attributable ownership interests in cable systems. In its 2001 decision, the Court of Appeals also vacated the FCC's rule imposing a thirty percent limit on the number of subscribers served by systems nationwide in which a multiple system operator can have an attributable ownership interest. The FCC presently is conducting a rulemaking regarding this ownership limitation and its ownership attribution standards. The FCC's rules also generally had prohibited common ownership of a cable system and broadcast television station with overlapping service areas. In 2002, the United States Court of Appeals for the District of Columbia Circuit held that the FCC's decision to retain the cable/broadcast cross-ownership rule was arbitrary and capricious and vacated the rule. The FCC did not seek Supreme Court review of this decision or initiate a new rulemaking proceeding. The FCC rules continue to prohibit common ownership of a cable system and MMDS with overlapping service areas.

        Regulation of Carriage of Broadcast Stations.    The 1992 Cable Act granted broadcasters a choice of must carry rights or retransmission consent rights. The rules adopted by the FCC generally provided for mandatory carriage by cable systems of all local full-power commercial television broadcast signals selecting must carry rights and, depending on a cable system's channel capacity, non-commercial television broadcast signals. Such statutorily mandated carriage of broadcast stations coupled with the provisions of the Cable Communications Policy Act of 1984, which require cable television systems with 36 or more "activated" channels to reserve a percentage of such channels for commercial use by unaffiliated third parties and permit franchise authorities to require the cable operator to provide channel capacity, equipment and facilities for public, educational and government access channels, could adversely affect some or substantially all of the programming companies in which we have interests by limiting the carriage of such services in cable systems with limited channel capacity. In 2001, the FCC adopted rules relating to the cable carriage of digital television signals. Among other things, the rules clarify that a digital-only television station can assert a right to analog or digital carriage on a cable system. The FCC initiated a further proceeding to determine whether television stations may assert rights to carriage of both analog and digital signals during the transition to digital television and to carriage of all digital signals. In 2005, the FCC denied mandatory dual carriage of a television station's analog and digital signals during the digital television transition and also denied mandatory carriage of all of a television station's digital signals, other than its "primary" signal. Television station owners continue to seek reconsideration of the FCC's decision and may seek judicial review or legislative change of the FCC's decision. Earlier this year, the FCC initiated a rulemaking proceeding to determine cable operators' must carry obligations following completion of the digital television transition in February 2009, which could expand the mandatory carriage obligations of cable operators.

        Closed Captioning and Video Description Regulation.    The Telecommunications Act of 1996 also required the FCC to establish rules and an implementation schedule to ensure that video programming is fully accessible to the hearing impaired through closed captioning. The rules adopted by the FCC require substantial closed captioning over an eight to ten year phase-in period, which began in 2000, with only limited exemptions. As a result, the programming companies in which we have interests may incur increased costs for closed captioning.

        A-La Carte Proceeding.    In 2004, the FCC's Media Bureau conducted a notice of inquiry proceeding regarding the feasibility of selling video programming services "a-la-carte," i.e. on an individual or small tier basis. The Media Bureau released a report in 2004, which concluded that

a-la-carte sales of video programming services would not result in lower video programming costs for most consumers and that they would adversely affect video programming networks. In 2006, the Media Bureau released a new report which stated that the 2004 report was flawed and which concluded that a-la-carte sales could be in the best interests of consumers. Although the FCC cannot mandate a-la-carte sales, its endorsement of the concept could encourage Congress to consider proposals to mandate a-la-carte sales or otherwise seek to impose greater regulatory controls on how cable programming is sold. The programming companies that distribute their services in tiers or packages of programming services would experience decreased distribution if a-la-carte carriage were mandated.

        Broadcast Regulation.    The Communications Act permits the operation of television broadcast stations pursuant to a license issued by the FCC upon a finding that the grant of the license would serve the public interest, convenience and necessity. The FCC grants television broadcast station licenses for a maximum permitted term of eight years and, upon application, may renew the license for additional terms. Generally, the FCC renews broadcast licenses upon finding that: (1) the television station has served the public interest, convenience and necessity; (2) there have been no serious violations by the licensee of the Communications Act or FCC rules; and (3) there have been no other violations by the licensee of the Communications Act or FCC rules which, taken together, indicate a pattern of abuse. After considering these factors, the FCC may grant the license renewal application with or without conditions, including renewal for a lesser term than the maximum otherwise permitted, or hold an evidentiary hearing.

        On August 6, 2007, the FCC released a new table of allotments which provides television stations in the United States with final digital television (DTV) channel assignments following completion of the DTV transition on February 17, 2009. All full power television stations must cease transmission of analog signals by such date.

        The FCC regulates many aspects of broadcast station operations. For example, legislation enacted in 1990 limits the amount of commercial matter that may be broadcast during programming designed for children age 12 and younger. In addition, under FCC license renewal processing guidelines, television stations are generally required to broadcast a minimum of three hours per week of programming, which, among other requirements, must serve, as a "significant purpose," the educational and informational needs of children age 16 and younger. The FCC continues to enforce its regulations regarding political advertising, environmental matters, equal employment opportunity, indecency, technical operating matters and antenna tower maintenance. FCC rules require the closed captioning of almost all broadcast programming. FCC regulations governing network affiliation agreements mandate that television broadcast station licensees retain the right to reject or refuse network programming that the licensee reasonably believes to be unsatisfactory or unsuitable, or contrary to the public interest, or to substitute programming that the licensee reasonably believes to be of greater local or national importance. Violation of FCC regulations can result in substantial monetary forfeitures, periodic reporting conditions, short-term license renewals and, in egregious cases, denial of license renewal or license revocation.

        Copyright Regulation.    The programming companies in which we have interests must obtain any necessary music performance rights from the rights holders. These rights generally are controlled by the music performance rights organizations of the American Society of Composers, Authors and Publishers (ASCAP), Broadcast Music, Inc. (BMI) and the Society of European Stage Authors and Composers (SESAC), each with rights to the music of various artists. The programming companies in which we have interests generally have obtained the necessary rights through separate agreements with ASCAP, BMI and SESAC, which have negotiated agreements with some programmers that include new rate structures and may require retroactive rate increases. Certain of the programming companies also have obtained licenses for music performance rights outside the United States through various licensing agencies located in the foreign countries in which their services are distributed.

        Satellites and Uplink.    In general, authorization must be obtained from the FCC for the construction and operation of a communications satellite. The FCC authorizes utilization of satellite orbital slots assigned to the United States by the World Administrative Radio Conference. Such slots are finite in number, thus limiting the number of carriers that can provide satellite transponders and the number of transponders available for transmission of programming services. At present, however, there are numerous competing satellite service providers that make transponders available for video services to the cable industry. The FCC also regulates the earth stations uplinking to and/or downlinking from such satellites.

Internet Services

        The Internet businesses in which we have interests are subject, both directly and indirectly, to various laws and governmental regulations. Certain of our subsidiaries engaged in the provision of goods and services over the Internet must comply with federal and state laws and regulations applicable to online communications and commerce. For example, the Children's Online Privacy Protection Act prohibits web sites from collecting personally identifiable information online from children under age 13 without parental consent and imposes a number of operational requirements. Certain email activities are subject to the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, commonly known as the CAN-SPAM Act. The CAN-SPAM Act regulates the sending of unsolicited commercial email by requiring the email sender, among other things, to comply with specific disclosure requirements and to provide an "opt-out" mechanism for recipients. Both of these laws include statutory penalties for non-compliance. Various states also have adopted laws regulating certain aspects of Internet communications. Goods sold over the Internet must comply with traditional regulatory requirements, such as the Federal Trade Commission requirements regarding truthful and accurate claims. With regard to state and local taxes, legislation enacted by Congress in 2004 extended the moratorium on such taxes on Internet access and commerce until November 1, 2007. Legislation currently pending in Congress would extend the Internet tax moratorium.

        Congress and individual states may consider additional online privacy legislation. Other Internet-related laws and regulations enacted in the future may cover issues such as defamatory speech, copyright infringement, pricing and characteristics and quality of products and services. The future adoption of such laws or regulations may slow the growth of commercial online services and the Internet, which could in turn cause a decline in the demand for the services and products of the Internet companies in which we have interests and increase such companies' costs of doing business or otherwise have an adverse effect on their businesses, operating results and financial conditions. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues such as property ownership, libel, personal privacy and taxation is uncertain and could expose these companies to substantial liability.

DBS Regulation

        Upon completion of the exchange transaction with News Corporation discussed above, the FCC previously determined that we will acquire a de facto controlling interest in the DirecTV, the parent company of DirecTV Holdings LLC (DirecTV U.S.). DirecTV U.S. is the largest provider of direct broadcast satellite (DBS) service in the United States. The FCC grants authorizations to DBS operators that meet its legal, technical and financial qualification requirements. DBS operators are subject to extensive FCC regulation, including: (1) licensing of DBS satellites, earth stations and ancillary communications authorizations; (2) assignment of frequencies and orbital slots, relocation of satellites to different orbital locations or the replacement of an existing satellite with a new satellite; (3) compliance with the terms and conditions of assignments and authorizations, including required timetables for construction and operation of satellites; and (4) avoidance of interference with the operations of other entities that use the radio spectrum.

        DBS operators also must comply with Communications Act requirements, such as: (1) the provision of local-into-local service and the must-carry requirements for local broadcast stations; (2) retransmission of distant television signals; (3) set-aside of certain channel capacity for noncommercial programming of an educational or informational nature; and (5) participation in the national emergency alert system.

        In our Consolidated Application for Authority to Transfer Control seeking FCC consent to the transfer of a de facto controlling interest in DirecTV, we have agreed to abide by all of the applicable conditions previously imposed upon News Corporation in connection with News Corporation's acquisition of its interest in DirecTV. These conditions include, among others, compliance with the conditions regarding access to RSN and broadcast programming adopted by the FCC in the previous transaction, including commercial arbitration procedures, and nondiscrimination against unaffiliated programming services in the selection, price, terms or conditions of carriage on the DirecTV U.S. platform. We also agreed not to offer any of our existing or future programming services on an exclusive basis to any MVPD in the United States and to continue to make such services available to all such MVPDs on a non-exclusive basis under non-discriminatory terms and conditions in accordance with the FCC's program access rules.

Other Regulation

        We also have significant ownership interests on a cost basis in other entities, such as Sprint Nextel Corporation, which are extensively regulated. For example, Sprint Nextel is subject not only to federal regulation but also to regulation in varying degrees, depending on the jurisdiction, by state and local regulatory authorities.

Proposed Changes in Regulation

        The regulation of programming services, cable television systems, satellite licensees and broadcast television stations is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements must be anticipated and there can be no assurance that our business will not be adversely affected by future legislation, new regulation or deregulation.

Competition

        Our businesses that engage in video and on-line commerce compete with traditional offline and online retailers ranging from large department stores to specialty shops, other electronic retailers, direct marketing retailers, such as mail order and catalog companies, and discount retailers. In addition, QVC and IAC's subsidiary, Home Shopping Network, compete for access to customers and audience share with other conventional forms of entertainment and content. Provide Commerce competes with online floral providers such as 1-800-FLOWERS and Hallmark Flowers and floral wire services such as FTD and Teleflora. We believe that the principal competitive factors in the markets in which our electronic commerce businesses compete are high-quality products, freshness, brand recognition, selection, convenience, price, website performance, customer service and accuracy of order shipment.

        Our businesses that distribute programming for cable and satellite television compete with other programmers for distribution on a limited number of channels. Increasing concentration in the multichannel video distribution industry could adversely affect the programming companies in which we have interests by reducing the number of distributors to whom they sell their programming, subjecting more of their programming sales to volume discounts and increasing the distributors' bargaining power in negotiating new affiliation agreements. Once distribution is obtained, the programming services of our programming businesses compete for viewers and advertisers with other cable and off-air broadcast television programming services as well as with other entertainment media, including home video, pay-per-view services, online activities, movies and other forms of news, information and entertainment. Our programming businesses also compete for creative talent and programming content. In addition, Starz Entertainment relies on third parties for substantially all of its programming content whereas Starz Entertainment's competitors produce some of their own programming content. We believe that the principal competitive factors for our programming businesses are prices charged for programming, the quantity, quality and variety of the programming offered and the effectiveness of marketing efforts.

        Our businesses that offer services through the Internet compete with businesses that offer their own services directly through the Internet as well as with online and offline providers of similar services including providers of ticketing services, lending services, travel agencies, operators of destination search sites and search-centric portals, search technology providers, online advertising networks, site aggregation companies, media, telecommunications and cable companies, Internet service providers and niche competitors that focus on a specific category or geography. Expedia also competes with hoteliers and airlines as well as travel planning service providers, including aggregator sites that offer inventory from multiple suppliers, such as airline sites, Orbitz, Travelocity and Priceline, and with American Express and Navigant International, providers of corporate travel services. We believe that the principal competitive factors in the markets in which our businesses that offer services through the Internet engage are selection, price, availability of inventory, convenience, brand recognition, accessibility, customer service, reliability, website performance, and ease of use.

        Starz Media faces competition from companies within the entertainment business and from alternative forms of leisure entertainment. Starz Media's animated films compete directly with other animation producer/motion picture studio teams including Pixar, Disney, DreamWorks, and Blue Sky/ Twentieth Century Fox, among others. Because of the importance of the domestic theatrical market in determining revenue from other sources, the primary competition for Starz Media's planned theatrical films and its other filmed products comes from both animated and live-action films that are targeted at similar audiences and released into the domestic theatrical market at approximately the same time as Starz Media's films. In addition to competing for box office receipts, Starz Media competes with other film studios over optimal release dates and the number of motion picture screens on which movies are exhibited. In addition, it competes with other films released into the international theatrical market and the worldwide home video/DVD and television markets. Starz Media also competes with other movie studios for the services of creative and technical personnel, particularly in the fields of animation and technical direction.

        The Anchor Bay and Manga distribution operations compete with the distribution divisions of major theatrical production companies, as well as with several other independent home video/DVD distribution companies, including GoodTimes Entertainment, Lyrick Studios, Sony Wonder and VIZ Entertainment.

Employees

        As of June 30, 2007, we had 65 corporate employees, and our consolidated subsidiaries had an aggregate of approximately 15,800 employees. We believe that our employee relations are good.

Properties

        We own our corporate headquarters in Englewood, Colorado. All of our other real or personal property is owned or leased by our subsidiaries and business affiliates.

        QVC owns its corporate headquarters and operations center in West Chester, Pennsylvania. It also owns call centers in San Antonio, Texas, Port St. Lucie, Florida, Chesapeake, Virginia and Bochum, Germany, as well as a call center and warehouse in Knowsley, United Kingdom. QVC owns a distribution center in Hucklehoven, Germany and distribution centers in Lancaster, Pennsylvania, Suffolk, Virginia and Rocky Mount, North Carolina. To supplement the facilities it owns, QVC also leases various facilities in the United States, the United Kingdom, Germany and Japan for retail outlet stores, office space, warehouse space and call center locations.

        Starz Entertainment owns its corporate headquarters in Englewood, Colorado. In addition, Starz Entertainment leases office space for its business affairs and sales staff at five locations around the United States.

        Starz Media leases space for its executive offices, distribution and sales operations, and production studio facilities in Burbank, California, Troy, Michigan, Beverly Hills, California and New York, New York. Starz Media also leases space for its international production and distribution operations in Toronto, Ontario, Vancouver, British Columbia, London, England and Melbourne, Australia.

        Our other subsidiaries and business affiliates own or lease the fixed assets necessary for the operation of their respective businesses, including office space, transponder space, headends, cable television and telecommunications distribution equipment, telecommunications switches and customer equipment (including converter boxes). Our management believes that our current facilities are suitable and adequate for our business operations for the foreseeable future.

ANNEX B: FINANCIAL INFORMATION

PART 1—HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

Liberty Media Corporation
Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007 and 2006
Audited Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004

B-1-1

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(unaudited)

	June 30, 2007	December 31, 2006
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$3,194	3,107
Trade and other receivables, net	1,183	1,276
Inventory, net	862	831
Program rights	564	531
Financial instruments (note 11)	174	239
Other current assets	122	233
Assets of discontinued operations (note 7)	—	512

Total current assets	6,099	6,729

Investments in available-for-sale securities and other cost investments, including $1,361 million and $1,482 million pledged as collateral for share borrowing arrangements (note 8)	20,177	21,622
Long-term financial instruments (note 11)	1,091	1,340
Investments in affiliates, accounted for using the equity method	1,796	1,842
Investment in special purpose entity (note 9)	750	—
Property and equipment, at cost	1,756	1,531
Accumulated depreciation	(459)	(385)

	1,297	1,146

Intangible assets not subject to amortization:
Goodwill (note 10)	7,899	7,588
Trademarks	2,491	2,471
Other	171	—

	10,561	10,059

Intangible assets subject to amortization, net	3,998	3,910
Other assets, net (note 9)	1,805	990

Total assets	$47,574	47,638

(continued)

B-1-2

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets, continued

(unaudited)

	June 30, 2007	December 31, 2006
	amounts in millions
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$434	508
Accrued interest	141	214
Other accrued liabilities	1,001	1,035
Financial instruments (note 11)	1,365	1,484
Current portion of debt (note 12)	220	114
Other current liabilities	281	113
Liabilities of discontinued operations (note 7)	—	101

Total current liabilities	3,442	3,569

Long-term debt (including $4,171 million measured at fair value at June 30, 2007) (note 12)	11,645	8,909
Long-term financial instruments (note 11)	131	1,706
Deferred income tax liabilities	8,975	9,661
Other liabilities	1,465	1,870

Total liabilities	25,658	25,715

Minority interests in equity of subsidiaries (note 9)	892	290
Stockholders' equity (note 14):
Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued	—	—
Series A Liberty Capital common stock, $.01 par value. Authorized 400,000,000 shares; issued and outstanding 123,110,645 shares at June 30, 2007 and 134,503,165 shares at December 31, 2006	1	1
Series B Liberty Capital common stock, $.01 par value. Authorized 25,000,000 shares; issued and outstanding 5,998,020 shares at June 30, 2007 and 6,014,680 shares at December 31, 2006	—	—
Series A Liberty Interactive common stock, $.01 par value. Authorized 2,000,000,000 shares; issued and outstanding 603,298,421 shares at June 30, 2007 and 623,061,760 shares at December 31, 2006	6	6
Series B Liberty Interactive common stock, $.01 par value. Authorized 125,000,000 shares; issued and outstanding 29,944,850 shares at June 30, 2007 and 29,971,039 shares at December 31, 2006	—	—
Additional paid-in capital	26,324	28,112
Accumulated other comprehensive earnings, net of taxes	5,531	5,952
Accumulated deficit	(10,838)	(12,438)

Total stockholders' equity	21,024	21,633

Commitments and contingencies (note 15)
Total liabilities and stockholders' equity	$47,574	47,638

See accompanying notes to condensed consolidated financial statements.

B-1-3

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	amounts in millions, except per share amounts
Revenue:
Net retail sales	$1,791	1,715	3,562	3,323
Communications and programming services	402	310	754	603

	2,193	2,025	4,316	3,926

Operating costs and expenses:
Cost of sales	1,112	1,054	2,222	2,054
Operating	434	361	818	706
Selling, general and administrative, including stock-based compensation (note 4)	248	207	477	398
Depreciation and amortization	172	146	323	287

	1,966	1,768	3,840	3,445

Operating income	227	257	476	481
Other income (expense):
Interest expense	(145)	(160)	(295)	(308)
Dividend and interest income	64	39	139	95
Share of earnings of affiliates, net	16	21	25	29
Realized and unrealized gains (losses) on financial instruments, net (note 11)	(251)	362	93	169
Gains on dispositions of assets, net	629	303	635	327
Other, net	5	9	5	13

	318	574	602	325

Earnings from continuing operations before income taxes and minority interests	545	831	1,078	806
Income tax benefit (expense)	372	(340)	170	(240)
Minority interests in earnings of subsidiaries	(15)	(9)	(19)	(15)

Earnings from continuing operations	902	482	1,229	551
Earnings (loss) from discontinued operations, net of taxes (note 7)	107	(4)	149	(10)
Cumulative effect of accounting change, net of taxes (note 4)	—	—	—	(89)

Net earnings	$1,009	478	1,378	452

Net earnings:
Liberty Series A and Series B common stock	$—	120	—	94
Liberty Capital common stock	907	269	1,185	269
Liberty Interactive common stock	102	89	193	89

	$1,009	478	1,378	452

Basic earnings from continuing operations per common share (note 5):
Liberty Series A and Series B common stock	$—	.04	—	.06
Liberty Capital common stock	$6.11	1.94	7.67	1.94
Liberty Interactive common stock	$.16	.13	.30	.13
Diluted earnings from continuing operations per common share (note 5):
Liberty Series A and Series B common stock	$—	.04	—	.06
Liberty Capital common stock	$6.11	1.94	7.62	1.94
Liberty Interactive common stock	$.16	.13	.30	.13
Basic net earnings per common share (note 5):
Liberty Series A and Series B common stock	$—	.04	—	.03
Liberty Capital common stock	$6.92	1.92	8.78	1.92
Liberty Interactive common stock	$.16	.13	.30	.13
Diluted net earnings per common share (note 5):
Liberty Series A and Series B common stock	$—	.04	—	.03
Liberty Capital common stock	$6.92	1.92	8.71	1.92
Liberty Interactive common stock	$.16	.13	.30	.13

See accompanying notes to condensed consolidated financial statements.

B-1-4

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Earnings

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	amounts in millions
Net earnings	$1,009	478	1,378	452

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	11	58	22	78
Unrealized holding gains (losses) arising during the period	(322)	441	(47)	902
Recognition of previously unrealized gains on available-for-sale securities, net	(392)	—	(396)	(15)
Other comprehensive earnings from discontinued operations (note 7)	—	1	—	1

Other comprehensive earnings (loss)	(703)	500	(421)	966

Comprehensive earnings	$306	978	957	1,418

Comprehensive earnings (loss):
Liberty Series A and Series B common stock	$—	315	—	755
Liberty Capital common stock	245	694	776	694
Liberty Interactive common stock	61	(31)	181	(31)

	$306	978	957	1,418

See accompanying notes to condensed consolidated financial statements.

B-1-5

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Six months ended June 30,
	2007	2006
	amounts in millions (note 6)
Cash flows from operating activities:
Net earnings	$1,378	452
Adjustments to reconcile net earnings to net cash provided by operating activities:
Loss (earnings) from discontinued operations	(149)	10
Cumulative effect of accounting change	—	89
Depreciation and amortization	323	287
Stock-based compensation	40	51
Payments of stock-based compensation	(35)	(1)
Noncash interest expense	6	53
Share of earnings of affiliates, net	(25)	(29)
Realized and unrealized gains on financial instruments, net	(93)	(169)
Gains on disposition of assets, net	(635)	(327)
Minority interests in earnings of subsidiaries	19	15
Deferred income tax expense (benefit)	(247)	71
Other noncash charges, net	13	18
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Current assets	2	29
Payables and other current liabilities	(81)	(55)

Net cash provided by operating activities	516	494

Cash flows from investing activities:
Cash proceeds from dispositions	520	920
Net proceeds (payments) from settlement of financial instruments	(65)	200
Cash paid for acquisitions, net of cash acquired	(126)	(601)
Cash received in exchange transactions	1,154	—
Capital expended for property and equipment	(179)	(104)
Net purchases of short term investments	(191)	(5)
Investments in and loans to cost and equity investees	(810)	(140)
Net increase in restricted cash	(734)	—
Repurchases of subsidiary common stock	—	(159)
Other investing activities, net	19	—

Net cash provided (used) by investing activities	(412)	111

Cash flows from financing activities:
Borrowings of debt	1,384	400
Repayments of debt	(336)	(6)
Repurchases of Liberty common stock	(1,836)	(341)
Contribution from minority owner	750	—
Other financing activities, net	19	37

Net cash provided (used) by financing activities	(19)	90

Effect of foreign currency exchange rates on cash	1	16

Net cash provided to discontinued operations:
Cash provided by operating activities	8	33
Cash used by investing activities	(9)	(42)
Cash provided by financing activities	—	3
Change in available cash held by discontinued operations	2	2

Net cash provided by (to) discontinued operations	1	(4)

Net increase in cash and cash equivalents	87	707
Cash and cash equivalents at beginning of period	3,107	1,896

Cash and cash equivalents at end of period	$3,194	2,603

See accompanying notes to condensed consolidated financial statements.

B-1-6

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Stockholders' Equity

(unaudited)

Six months ended June 30, 2007

		Common stock
				Liberty Interactive
		Liberty Capital
							Accumulated other comprehensive earnings
	Preferred stock	Series A	Series B	Series A	Series B	Additional paid-in capital		Accumulated deficit	Total stockholders' equity
	amounts in millions
Balance at January 1, 2007	$—	1	—	6	—	28,112	5,952	(12,438)	21,633
Net earnings	—	—	—	—	—	—	—	1,378	1,378
Other comprehensive loss	—	—	—	—	—	—	(421)	—	(421)
Issuance of common stock for acquisition	—	—	—	—	—	7	—	—	7
Cumulative effects of accounting changes, net (notes 12 and 13)	—	—	—	—	—	—	—	222	222
Issuance of common stock upon exercise of stock options	—	—	—	—	—	30	—	—	30
Series A Liberty Capital stock repurchases	—	—	—	—	—	(1,305)	—	—	(1,305)
Series A Liberty Interactive stock repurchases	—	—	—		—	(531)	—	—	(531)
Stock compensation	—	—	—	—	—	20	—	—	20
Other	—	—	—	—	—	(9)	—	—	(9)

Balance at June 30, 2007	$—	1	—	6	—	26,324	5,531	(10,838)	21,024

See accompanying notes to condensed consolidated financial statements.

B-1-7

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2007

(unaudited)

(1)   Basis of Presentation

        The accompanying condensed consolidated financial statements include the accounts of Liberty Media Corporation and its controlled subsidiaries (collectively, "Liberty" or the "Company," unless the context otherwise requires). All significant intercompany accounts and transactions have been eliminated in consolidation.

        Liberty, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the video and on-line commerce, media, communications and entertainment industries in North America, Europe and Asia.

        The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results for such periods have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in Liberty's Annual Report on Form 10-K for the year ended December 31, 2006.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Liberty considers (i) the estimate of the fair value of its long-lived assets (including goodwill) and any resulting impairment charges, (ii) its accounting for income taxes, (iii) the fair value of its derivative instruments, (iv) its assessment of other-than-temporary declines in fair value of its investments and (v) its estimates of retail-related adjustments and allowances to be its most significant estimates.

        Liberty holds investments that are accounted for using the equity method. Liberty does not control the decision making process or business management practices of these affiliates. Accordingly, Liberty relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that Liberty uses in the application of the equity method. In addition, Liberty relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on Liberty's condensed consolidated financial statements.

        Certain prior period amounts have been reclassified for comparability with the 2007 presentation.

(2)   Tracking Stocks

        On May 9, 2006, Liberty completed a restructuring (the "Restructuring") pursuant to which the Company was organized as a new holding company and issued two new tracking stocks. In the Restructuring, Liberty became the new publicly traded parent company of Liberty Media LLC

B-1-8

("Old Liberty"). In the Restructuring, each holder of Old Liberty's common stock received for each share of Old Liberty's Series A common stock held immediately prior to the Restructuring, 0.25 of a share of the Company's Series A Liberty Interactive common stock and 0.05 of a share of the Company's Series A Liberty Capital common stock, and for each share of Old Liberty's Series B common stock held immediately prior to the Restructuring, 0.25 of a share of the Company's Series B Liberty Interactive common stock and 0.05 of a share of the Company's Series B Liberty Capital common stock, in each case, with cash in lieu of any fractional shares. Liberty is the successor reporting company to Old Liberty. Each tracking stock is intended to track and reflect the economic performance of one of two designated groups, the Interactive Group and the Capital Group, respectively.

        Tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Interactive Group and the Capital Group have separate collections of businesses, assets and liabilities attributed to them, neither group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stocks have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

        The term "Interactive Group" does not represent a separate legal entity, rather it represents those businesses, assets and liabilities which Liberty has attributed to that group. The assets and businesses Liberty has attributed to the Interactive Group are those engaged in video and on-line commerce, and include its interests in QVC, Inc. ("QVC"), Provide Commerce, Inc. ("Provide"), BuySeasons, Inc. ("BuySeasons"), Backcountry.com, Inc. ("Backcountry"), Expedia, Inc. and IAC/InterActiveCorp. The Interactive Group will also include such other businesses, assets and liabilities that Liberty's board of directors may in the future determine to attribute to the Interactive Group, including such other businesses and assets as Liberty may acquire for the Interactive Group. In addition, Liberty has attributed $3,107 million principal amount (as of June 30, 2007) of its senior notes and debentures to the Interactive Group.

        The term "Capital Group" also does not represent a separate legal entity, rather it represents all of Liberty's businesses, assets and liabilities other than those which have been attributed to the Interactive Group. The assets and businesses attributed to the Capital Group include Liberty's subsidiaries: Starz Entertainment, LLC ("Starz Entertainment"), Starz Media, LLC ("Starz Media"), FUN Technologies, Inc. ("FUN"), Atlanta National League Baseball Club, Inc. (the "Atlanta Braves"), Leisure Arts, Inc. ("Leisure Arts"), TruePosition, Inc. ("TruePosition") and WFRV and WJMN Television Station, Inc. ("WFRV TV Station"); its equity affiliates: GSN, LLC and WildBlue Communications, Inc.; and its interests in News Corporation, Time Warner Inc. and Sprint Nextel Corporation. The Capital Group will also include such other businesses, assets and liabilities that Liberty's board of directors may in the future determine to attribute to the Capital Group, including such other businesses and assets as Liberty may acquire for the Capital Group. In addition, Liberty has attributed $5,233 million principal amount (as of June 30, 2007) of its senior exchangeable debentures and bank debt to the Capital Group.

        See Part 2 of this Annex B for attributed financial information for Liberty's tracking stock groups.

(3)   Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("Statement 157"), which defines

B-1-9

fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. Statement 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. Liberty is currently evaluating the potential impact of the adoption of Statement 157 on its financial statements.

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("Statement 159"). Statement 159 permits entities to choose to measure many financial instruments, such as available-for-sale securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity's statement of operations. Currently under Statement of Financial Accounting Standards No. 115, entities are required to recognize changes in fair value of available-for-sale securities in the balance sheet in accumulated other comprehensive earnings. Statement 159 is effective as of the beginning of an entity's fiscal year that begins after November 15, 2007. Liberty is currently evaluating the potential impacts of Statement 159 on its financial statements and has not made a determination as to which of its financial instruments, if any, it will choose to apply the provisions of Statement 159.

(4)   Stock-Based Compensation

        The Company has granted to certain of its employees and employees of its subsidiaries options, stock appreciation rights ("SARs") and options with tandem SARs (collectively, "Awards") to purchase shares of Series A and Series B Liberty Capital common stock and Series A and Series B Liberty Interactive common stock. The Awards generally vest over a 4-5 year period and expire 7-10 years from the date of grant. Upon exercise of Awards that are settled in common stock, Liberty issues new shares from its authorized, but unissued shares.

Statement 123R

        Liberty accounts for compensation related to Awards granted to its employees pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("Statement 123R"). Statement 123R established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services. Statement 123R generally requires companies to measure the cost of employee services received in exchange for an award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the award, and to recognize that cost over the period during which the employee is required to provide service (usually the vesting period of the award). Statement 123R also requires companies to measure the cost of employee services received in exchange for an award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the award, and to remeasure the fair value of the award at each reporting date.

        The Company adopted Statement 123R effective January 1, 2006. In connection with such adoption, the Company recorded an $89 million transition adjustment, net of related income taxes.

        The Company has calculated the grant-date fair value for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes Model. Prior to 2007, the Company calculated the expected term of the Awards using the methodology included in SEC Staff Accounting Bulletin No. 107. In 2007, the Company estimated the expected term of the Awards based on historical exercise and forfeiture data. The volatility used in the calculation for Awards

B-1-10

granted in 2007 is 20.8% for Liberty Interactive Awards and 17.5% for Liberty Capital Awards and is based on the historical volatility of Liberty's stocks and the implied volatility of publicly traded Liberty options. The Company uses the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

        Included in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations are the following amounts of stock-based compensation (amounts in millions):

Three months ended:
June 30, 2007	$18
June 30, 2006	$21
Six months ended:
June 30, 2007	$40
June 30, 2006	$51

        As of June 30, 2007, the total compensation cost related to unvested Liberty equity awards was approximately $68 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.0 years.

Liberty Awards

        During the six months ended June 30, 2007, Liberty granted 402,503 options to purchase shares of Series A Liberty Capital common stock and 2,021,755 options to purchase shares of Series A Liberty Interactive common stock to certain of its directors, officers and employees and officers and employees of certain subsidiaries. Liberty used the Black-Scholes Model to estimate the grant date fair value of such options. The Series A Liberty Capital options and the Series A Liberty Interactive options granted in 2007 had a weighted average grant-date fair value of $27.79 and $6.60, respectively.

        The following table presents the number and weighted average exercise price ("WAEP") of options, SARs and options with tandem SARs to purchase Liberty common stock granted to certain officers, employees and directors of the Company.

	Series A Liberty Capital common stock	WAEP	Series B Liberty Capital common stock	WAEP	Series A Liberty Interactive common stock	WAEP	Series B Liberty Interactive common stock	WAEP
	numbers of options in thousands
Outstanding at January 1, 2007	2,318	$93.24	1,498	$101.37	21,503	$19.71	7,491	$23.41
Granted	403	$109.38	—		2,022	$23.88	—
Exercised	(202)	$82.52	—		(1,549)	$17.47	—
Forfeited	(17)	$275.00	—		(366)	$35.57	—
Repurchased	—		—		(510)	$17.76	—

Outstanding at June 30, 2007	2,502	$94.30	1,498	$101.37	21,100	$20.02	7,491	$23.41

Exercisable at June 30, 2007	1,575	$96.86	1,468	$101.69	9,149	$21.56	7,341	$23.48

B-1-11

        The following table provides additional information about outstanding options to purchase Liberty common stock at June 30, 2007.

	No. of outstanding options (000's)	WAEP of outstanding options	Weighted average remaining life	Aggregate intrinsic value (000's)	No. of exercisable options (000's)	WAEP of exercisable options	Aggregate intrinsic value (000's)
Series A Capital	2,502	$94.30	5.0 years	$63,786	1,575	$96.86	$38,071
Series B Capital	1,498	$101.37	3.9 years	$24,923	1,468	$101.69	$23,948
Series A Interactive	21,100	$20.02	5.4 years	$61,450	9,149	$21.56	$16,774
Series B Interactive	7,491	$23.41	3.9 years	$1,103	7,341	$23.48	$735

(5)   Earnings (Loss) Per Common Share

        Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented.

Liberty Series A and Series B Common Stock

        The basic EPS calculation is based on 2,806 million and 2,803 million weighted average outstanding shares of Liberty common stock for the period from April 1, 2006 to May 10, 2006 and the period from January 1, 2006 to May 10, 2006, respectively.

        The cumulative effect of accounting change per common share for the period from January 1, 2006 to May 10, 2006 was a loss of $0.03.

        Loss from discontinued operations per common share for the period from January 1, 2006 to May 10, 2006 was less than $.01.

Liberty Capital Common Stock

        The basic and diluted EPS calculation is based on the following weighted average outstanding shares. Excluded from diluted EPS for the six months ended June 30, 2007 are less than 1 million potential common shares because their inclusion would be anti-dilutive.

	Liberty Capital Common Stock
	Three months ended June 30, 2007	Six months ended June 30, 2007	Period from May 11, 2006 to June 30, 2006
	numbers of shares in millions
Basic EPS	131	135	140
Stock options	—	1	—

Diluted EPS	131	136	140

        Earnings from discontinued operations per common share for the three and six months ended June 30, 2007 was $.82 and 1.10, respectively.

B-1-12

Liberty Interactive Common Stock

        The basic and diluted EPS calculation is based on the following weighted average outstanding shares. Excluded from diluted EPS for the six months ended June 30, 2007 are approximately 2 million potential common shares because their inclusion would be anti-dilutive.

	Liberty Interactive Common Stock
	Three months ended June 30, 2007	Six months ended June 30, 2007	Period from May 11, 2006 to June 30, 2006
	numbers of shares in millions
Basic EPS	648	650	694
Stock options	4	4	—

Diluted EPS	652	654	694

(6)   Supplemental Disclosures to Statements of Cash Flows

	Six months ended June 30,
	2007	2006
	amounts in millions
Cash paid for acquisitions:
Fair value of assets acquired	$168	770
Net liabilities assumed	(34)	(49)
Deferred tax liabilities	—	(48)
Minority interest	(1)	(72)
Common stock issued	(7)	—

Cash paid for acquisitions, net of cash acquired	$126	601

Available-for-sale securities exchanged for consolidated subsidiaries and cash	$1,718	—

(7)   Discontinued Operations

Sale of OpenTV Corp.

        On January 16, 2007, Liberty completed the sale of its controlling interest in OpenTV Corp. ("OPTV") to an unaffiliated third party for cash consideration of $132 million, $20 million of which was deposited in an escrow account to fund potential indemnification claims by the third party made prior to the first anniversary of the closing. Pursuant to an agreement between Liberty and OPTV, $5.4 million of the amount received by Liberty at closing was remitted to OPTV, and OPTV will be entitled to 71.4% of any amounts released from the escrow account in the future. Liberty recognized a pre-tax gain of $65 million upon consummation of the sale. Such gain is included in earnings from discontinued operations in the accompanying condensed consolidated statement of operations. OPTV was attributed to the Capital Group.

B-1-13

Sale of Ascent Entertainment Group, Inc.

        On April 4, 2007, Liberty consummated a transaction with an unaffiliated third party pursuant to which Liberty sold its 100% ownership interest in Ascent Entertainment Group, Inc. ("AEG") for $332 million in cash and 2.05 million shares of common stock of the buyer valued at approximately $50 million. Liberty recognized a pre-tax gain of $163 million upon consummation of the sale. Such gain is included in earnings from discontinued operations. AEG's primary operating subsidiary is On Command Corporation. Subsequent to the closing, Liberty owns approximately 9% of the buyer's outstanding common stock. AEG was attributed to the Capital Group.

        The condensed consolidated financial statements and accompanying notes of Liberty have been prepared to reflect OPTV and AEG as discontinued operations. Accordingly, the assets and liabilities, revenue, costs and expenses, and cash flows of OPTV and AEG have been excluded from the respective captions in the accompanying condensed consolidated balance sheets, statements of operations, statements of comprehensive earnings (loss) and statements of cash flows and have been reported under the heading of discontinued operations in such condensed consolidated financial statements.

(8)   Investments in Available-for-Sale Securities and Other Cost Investments

        Investments in available-for-sale securities and other cost investments are summarized as follows:

	June 30, 2007	December 31, 2006
	amounts in millions
Capital Group
News Corporation	$11,198	11,158
Time Warner Inc. ("Time Warner")(1)	2,161	3,728
Sprint Nextel Corporation(2)	1,810	1,651
Motorola, Inc.(3)	1,310	1,522
Other available-for-sale equity securities(4)	711	830
Other available-for-sale debt securities	338	135
Other cost investments and related receivables	43	34

Total attributed Capital Group	17,571	19,058

Interactive Group
IAC/InterActiveCorp	2,396	2,572
Other	210	—

Total attributed Interactive Group	2,606	2,572

Consolidated Liberty	20,177	21,630
Less short-term investments	—	(8)

	$20,177	21,622

(1)
Includes $191 million and $198 million of shares pledged as collateral for share borrowing arrangements at June 30, 2007 and December 31, 2006, respectively.

(2)
Includes $187 million and $170 million of shares pledged as collateral for share borrowing arrangements at June 30, 2007 and December 31, 2006, respectively.

B-1-14

(3)
Includes $919 million and $1,068 million of shares pledged as collateral for share borrowing arrangements at June 30, 2007 and December 31, 2006, respectively.

(4)
Includes $64 million and $46 million of shares pledged as collateral for share borrowing arrangements at June 30, 2007 and December 31, 2006, respectively.

Time Warner

        On May 17, 2007, Liberty completed a transaction (the "Time Warner Exchange") with Time Warner in which Liberty exchanged approximately 68.5 million shares of Time Warner common stock valued at $1,479 million, subject to a working capital adjustment, for a subsidiary of Time Warner which holds the Atlanta Braves, Leisure Arts and $984 million in cash. Liberty recognized a pre-tax gain of $582 million based on the difference between the fair value and the weighted average cost basis of the Time Warner shares exchanged.

        On a pro forma basis, the results of operations of the Atlanta Braves and Leisure Arts are not significant to those of Liberty for the six months ended June 30, 2007 and 2006.

Unrealized Holding Gains and Losses

        Unrealized holding gains and losses related to investments in available-for-sale securities are summarized below.

	June 30, 2007		December 31, 2006
	Equity securities	Debt securities	Equity securities	Debt securities
	amounts in millions
Gross unrealized holding gains	$8,633	—	9,335	—
Gross unrealized holding losses	$(1)	—	(1)	—

        The aggregate fair value of securities with unrealized holding losses at June 30, 2007 was $6 million. None of these securities had unrealized losses for more than 12 continuous months.

(9)   Investment in Special Purpose Entity

        In April 2007, Liberty and a third party financial institution (the "Financial Institution") jointly created a series of special purpose entities (the "Investment Fund"). Pursuant to the terms of the Investment Fund, a Liberty subsidiary borrowed $750 million from the Financial Institution with the intent to invest such proceeds in a portfolio of selected debt and mezzanine-level instruments of companies in the telecommunications, media and technology sectors (the "Debt Securities") that Liberty believes have favorable risk/return profiles. One of the special purpose entities in the Investment Fund ("MFC") is a variable interest entity in which the Financial Institution has been deemed the primary beneficiary and thus its parent for consolidation purposes. Liberty contributed the borrowed funds to MFC in exchange for a mandatorily redeemable preferred stock interest. MFC subsequently invested the proceeds as an equity investment in another special purpose entity ("LCAP Investments LLC") which will make and hold the investments in the Debt Securities. A Liberty subsidiary separately made a nominal investment in LCAP Investments LLC which allows it to serve as its Managing Member. LCAP Investments LLC is considered a variable interest entity in which Liberty is deemed the primary beneficiary as a result of various special profit and loss allocations set forth in the governing agreements. As a result, LCAP Investments LLC is treated as a consolidated subsidiary

B-1-15

of Liberty. Liberty is required to post cash collateral for the benefit of the Financial Institution of up to 20% of the cost of the Debt Securities.

        The various accounting treatment determinations noted above for MFC and LCAP Investments LLC, as prescribed by FIN 46, "Consolidation of Variable Interest Entities," and Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," and related interpretations, have resulted in Liberty recording a balance sheet gross-up of the elements in the Investment Fund. The cash balances and Debt Securities held by LCAP Investments LLC are consolidated with Liberty and included in restricted cash and AFS securities, respectively. The $750 million of bank financing held by the Liberty subsidiary is included in Liberty's consolidated debt balance. In addition, the preferred stock interest in MFC is presented separately as a long-term asset, and the equity interest held by MFC in LCAP Investments LLC is reflected as minority interest in Liberty's condensed consolidated balance sheet. The structural form of the Investment Fund did not meet the GAAP requirements necessary to offset, net or otherwise eliminate the gross-up of balance sheet accounts.

        The amount of restricted cash in the Investment Fund at June 30, 2007 is $734 million and is reflected in other long-term assets in Liberty's condensed consolidated balance sheet.

(10) Intangible Assets

Goodwill

        Changes in the carrying amount of goodwill for the six months ended June 30, 2007 are as follows:

	QVC	Starz Entertainment	Other	Total
	amounts in millions
Balance at January 1, 2007	$5,416	1,371	801	7,588
Acquisitions(1)	—	—	329	329
Foreign currency translation	13	—	—	13
Other(2)	(31)	—	—	(31)

Balance at June 30, 2007	$5,398	1,371	1,130	7,899

(1)
The increase in goodwill relates primarily to the Time Warner Exchange and an exchange transaction with CBS Corporation in which Liberty received WFRV TV Station. The amount of goodwill recorded represents the difference between the consideration given up and the estimated fair value of the assets acquired. Such goodwill is subject to adjustment pending the completion of the Company's purchase price allocation process.

(2)
Other for QVC relates to the reversal of certain tax reserves in connection with the adoption of FIN 48 (see note 13). Such tax reserves were established prior to Liberty's acquisition of a controlling interest in QVC in 2003. Accordingly, the offset to the reversal of the tax reserves is a reduction of goodwill.

B-1-16

Amortizable Intangible Assets

        Amortization of intangible assets with finite useful lives was $251 million and $230 million for the six months ended June 30, 2007 and 2006, respectively. Based on its current amortizable intangible assets, Liberty expects that amortization expense will be as follows for the next five years (amounts in millions):

Remainder of 2007	$259
2008	$481
2009	$434
2010	$402
2011	$375

(11) Financial Instruments

        The Company's financial instruments are summarized as follows:

Type of financial instrument	June 30, 2007	December 31, 2006
	amounts in millions
Assets
Equity collars	$1,041	1,218
Other	224	361

	1,265	1,579
Less current portion	(174)	(239)

	$1,091	1,340

Liabilities
Borrowed shares	$1,361	1,482
Exchangeable debenture call option obligations(1)	—	1,280
Equity collars	131	416
Other	4	12

	1,496	3,190
Less current portion	(1,365)	(1,484)

	$131	1,706

B-1-17

        Realized and unrealized gains (losses) on financial instruments are comprised of changes in fair value of the following:

	Six months ended June 30,
	2007	2006
	amounts in millions
Senior exchangeable debentures(1)	$61	—
Equity collars	(71)	(61)
Borrowed shares	121	105
Exchangeable debenture call option obligations(1)	—	140
Other derivatives	(18)	(15)

	$93	169

(1)
See note 12 regarding the accounting for the Company's senior exchangeable debentures.

B-1-18

(12) Long-Term Debt

        Debt is summarized as follows:

		Carrying value
	Outstanding principal June 30, 2007
		June 30, 2007	December 31, 2006
	amounts in millions
Capital Group
Senior exchangeable debentures
0.75% Senior Exchangeable Debentures due 2023	$1,750	2,148	1,637
4% Senior Exchangeable Debentures due 2029	869	578	254
3.75% Senior Exchangeable Debentures due 2030	810	470	234
3.5% Senior Exchangeable Debentures due 2031	503	504	238
3.25% Senior Exchangeable Debentures due 2031	551	471	119
Liberty bank facility	750	750	—
Subsidiary debt	103	103	158

Total attributed Capital Group debt	5,336	5,024	2,640

Interactive Group
Senior notes and debentures
7.875% Senior Notes due 2009	670	667	667
7.75% Senior Notes due 2009	233	234	234
5.7% Senior Notes due 2013	802	801	800
8.5% Senior Debentures due 2029	500	495	495
8.25% Senior Debentures due 2030	902	895	895
QVC bank credit facilities	3,675	3,675	3,225
Other subsidiary debt	74	74	67

Total attributed Interactive Group debt	6,856	6,841	6,383

Total consolidated Liberty debt	$12,192	11,865	9,023

Less current maturities		(220)	(114)

Total long-term debt		$11,645	8,909

Senior Exchangeable Debentures

        Effective January 1, 2007, Liberty adopted Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140" ("Statement 155"). Statement 155, among other things, amends Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), and permits fair value remeasurement of hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Under Statement 133, Liberty reported the fair value of the call option feature separate from the long-term debt. The long-term debt portion was reported as the difference between the face amount of the debenture and the fair value of the call option feature on the date of issuance and was accreted through interest expense to its face amount over the expected term of the debenture. Pursuant to the provisions of Statement 155, Liberty now accounts for its senior exchangeable debentures at fair value rather than bifurcating such instruments into a debt instrument and a derivative instrument. Increases in the fair value of the

B-1-19

exchangeable debentures are included in realized and unrealized gains on financial instruments in the accompanying condensed consolidated statements of operations and aggregated $61 million for the six months ended June 30, 2007.

        The impact—increase/(decrease)—on Liberty's balance sheet of the adoption of Statement 155 is as follows (amounts in millions):

Long-term financial instrument liabilities	$(1,280)
Long-term debt	$1,848
Deferred income tax liabilities	$(216)
Accumulated deficit	$352

Liberty Bank Facility

        Represents borrowings related to the Investment Fund described in note 9 above. Borrowings accrue interest at a rate of LIBOR plus an applicable margin.

QVC Bank Credit Facilities

        QVC is party to an unsecured $3.5 billion bank credit facility dated March 3, 2006 (the "March 2006 Credit Agreement"). The March 2006 Credit Agreement is comprised of an $800 million U.S. dollar term loan, an $800 million U.S. dollar term loan, a $600 million multi-currency term loan that was drawn in U.S. dollars, a $650 million U.S. dollar revolving loan and a $650 million multi-currency revolving loan. The foregoing multi-currency loans can be made, at QVC's option, in U.S. dollars, Japanese yen, U.K. pound sterling or euros. All loans are due and payable on March 3, 2011.

        QVC is party to a second credit agreement dated October 4, 2006, as amended on March 20, 2007 (the "October 2006 Credit Agreement"), which provides for an additional unsecured $1.75 billion credit facility, consisting of an $800 million initial term loan, and $950 million of delayed draw term loans to be made from time to time upon the request of QVC. The delayed draw term loans are available until December 31, 2007 and are subject to reductions in the principal amount available. The loans are scheduled to mature on October 4, 2011.

        All loans under the March 2006 Credit Agreement and the October 2006 Credit Agreement bear interest at a rate equal to (i) LIBOR for the interest period selected by QVC plus a margin that varies based on QVC's leverage ratio or (ii) the higher of the Federal Funds Rate plus 0.50% or the prime rate announced by the respective Administrative Agent from time to time. QVC is required to pay a commitment fee quarterly in arrears on the unused portion of the commitments.

        The credit agreements contain restrictive covenants regarding, among other matters, the maintenance of certain financial ratios and limitations on indebtedness, liens, encumbrances, dispositions, guarantees and dividends. QVC was in compliance with its debt covenants at June 30, 2007. QVC's ability to borrow the unused portion of its credit agreements is dependent on its continuing compliance with such covenants both before and after giving effect to such additional borrowings.

QVC Interest Rate Swap Arrangements

        During 2006, QVC entered into ten separate interest rate swap arrangements with an aggregate notional amount of $2,200 million to manage the cash flow risk associated with interest payments on its

B-1-20

variable rate debt. The swap arrangements provide for QVC to make fixed payments at rates ranging from 4.9575% to 5.2928% and to receive variable payments at 3 month LIBOR. All of the swap arrangements expire in March 2011 contemporaneously with the maturity of the March 2006 Credit Agreement. Liberty accounts for the swap arrangements as cash flow hedges with the effective portions of changes in the fair value reflected in other comprehensive earnings in the accompanying condensed consolidated balance sheet.

Other Subsidiary Debt

        Other subsidiary debt at June 30, 2007, is comprised of capitalized satellite transponder lease obligations and bank debt of certain subsidiaries.

Fair Value of Debt

        Liberty estimates the fair value of its debt based on the quoted market prices for the same or similar issues or on the current rate offered to Liberty for debt of the same remaining maturities. The fair value of Liberty's publicly traded debt securities that are not reported at fair value in the accompanying condensed consolidated balance sheet at June 30, 2007 is as follows (amounts in millions):

Senior notes	$1,678
Senior debentures	$1,379

        Liberty believes that the carrying amount of its subsidiary debt approximated fair value at June 30, 2007.

(13) Income Taxes

FIN 48

        Effective January 1, 2007, Liberty adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In instances where the Company has taken or expects to take a tax position in its tax return and the Company believes it is more likely than not that such tax position will be upheld by the relevant taxing authority, the Company may record a benefit for such tax position in its consolidated financial statements.

        The impact—increase/(decrease)—on Liberty's balance sheet of the adoption of FIN 48 is as follows (amounts in millions):

Tax liabilities (including interest and penalties)	$(634)
Goodwill	$(31)
Deferred tax liabilities	$36
Accumulated deficit	$(574)
Other assets	$7

B-1-21

        As of January 1, 2007, the Company had recorded tax reserves of $422 million related to unrecognized tax benefits for uncertain tax positions. If such tax benefits were to be recognized for financial statement purposes, $360 million would be reflected in the Company's tax expense and affect its effective tax rate. Liberty's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment, which may be subject to change in the future. However, based on information currently available to it, Liberty does not believe it is reasonably possible that its judgments will change significantly in the next 12 months.

        When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying condensed consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying condensed consolidated statements of operations. As of January 1, 2007, the Company had recorded $18 million of accrued interest and penalties related to uncertain tax positions.

        As of June 30, 2007, the Company's 2001 and 2002 tax years are closed for federal income tax purposes, although tax loss carryforwards from those years are still subject to adjustment. The Company's tax years 2003 through 2006 remain subject to examination by the IRS for federal income tax purposes.

Effective Tax Rate

        The Time Warner Exchange and the CBS Exchange qualify as IRC Section 355 transactions, and therefore do not trigger federal or state income tax obligations. In addition, upon consummation of the exchange transactions, deferred tax liabilities previously recorded for the difference between Liberty's book and tax bases in its Time Warner and CBS Corporation investments in the amount of $354 million were reversed with an offset to income tax benefit. Accordingly, an income tax benefit adjustment of approximately $541 million will be included in Liberty's reconciliation of computed "expected" income taxes to actual income taxes for the year ended December 31, 2007.

(14) Stockholders' Equity

        As of June 30, 2007, there were 2.5 million and 1.5 million shares of Series A and Series B Liberty Capital common stock, respectively, reserved for issuance under exercise privileges of outstanding stock options.

        As of June 30, 2007, there were 21.1 million and 7.5 million shares of Series A and Series B Liberty Interactive common stock, respectively, reserved for issuance under exercise privileges of outstanding stock options.

        In addition to the Series A and Series B Liberty Capital common stock and the Series A and Series B Liberty Interactive common stock, there are 300 million and 1,500 million shares of Series C Liberty Capital and Series C Liberty Interactive common stock, respectively, authorized for issuance. As of June 30, 2007, no shares of either Series C common stock were issued or outstanding.

        During the six months ended June 30, 2007, the Company repurchased 2.0 million shares of Series A Liberty Interactive common stock in the open market for aggregate cash consideration of $46.2 million. Such shares were repurchased pursuant to a previously announced share repurchase program and have been retired and returned to the status of authorized and available for issuance.

B-1-22

        In addition, on May 15, 2007, Liberty commenced a tender offer pursuant to which it sought to purchase up to 19,417,476 shares of Series A Liberty Interactive common stock at a price not greater than $25.75 or less than $23.75 per share. The tender offer expired on June 12, 2007, and 27,543,660 shares of Series A Liberty Interactive common stock were properly tendered at or below a purchase price of $24.95 per share. The final proration factor was approximately 70.3952% and Liberty accepted for purchase 19,417,476 shares at a price of $24.95 per share, or aggregate cash consideration of $484.5 million.

        Liberty commenced a tender offer on March 7, 2007 that it subsequently amended on March 20, 2007. Pursuant to the tender offer, as amended, Liberty sought to purchase up to 8,849,500 shares of Series A Liberty Capital common stock at a price not greater than $113.00 or less than $105.00 per share. The tender offer expired on April 5, 2007, and 11,858,343 shares of Series A Liberty Capital common stock were properly tendered. Liberty exercised its right to purchase an additional 2% of its outstanding Series A Liberty Capital common stock and accepted for purchase 11,540,680 shares at a price of $113.00 per share or aggregate cash consideration of $1,305 million (including transaction costs).

        During the six months ended June 30, 2007, the Company sold put options on Series A Liberty Capital common stock for aggregate cash proceeds of approximately $5.5 million. As of June 30, 2007, put options with respect to approximately 1,307,000 shares of Series A Liberty Capital common stock with a weighted average put price of $114.78 remained outstanding. Such put options expire on or before August 31, 2007. The Company accounts for these put options pursuant to Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." Accordingly, the put options are recorded in financial instrument liabilities at fair value, and changes in the fair value are included in realized and unrealized gains (losses) on financial instruments in the accompanying condensed consolidated statement of operations.

(15) Commitments and Contingencies

Film Rights

        Starz Entertainment, a wholly-owned subsidiary of Liberty, provides video programming distributed by cable operators, direct-to-home satellite providers, other distributors and via the Internet throughout the United States. Starz Entertainment has entered into agreements with a number of motion picture producers which obligate Starz Entertainment to pay fees ("Programming Fees") for the rights to exhibit certain films that are released by these producers. The unpaid balance of Programming Fees for films that were available for exhibition by Starz Entertainment at June 30, 2007 is reflected as a liability in the accompanying condensed consolidated balance sheet. The balance due as of June 30, 2007 is payable as follows: $139 million in 2007, $15 million in 2008 and $23 million thereafter.

        Starz Entertainment has also contracted to pay Programming Fees for the rights to exhibit films that have been released theatrically, but are not available for exhibition by Starz Entertainment until some future date. These amounts have not been accrued at June 30, 2007. Starz Entertainment's estimate of amounts payable under these agreements is as follows: $203 million in 2007; $409 million in 2008; $90 million in 2009; $74 million in 2010; $31 million in 2011; and $68 million thereafter.

        In addition, Starz Entertainment is also obligated to pay Programming Fees for all qualifying films that are released theatrically in the United States by studios owned by The Walt Disney Company ("Disney") through 2009, all qualifying films that are released theatrically in the United States by

B-1-23

studios owned by Sony Pictures Entertainment ("Sony") through 2010 and all qualifying films produced for theatrical release in the United States by Revolution Studios, an equity affiliate, through 2006. Films are generally available to Starz Entertainment for exhibition 10 - 12 months after their theatrical release. The Programming Fees to be paid by Starz Entertainment are based on the quantity and the domestic theatrical exhibition receipts of qualifying films. As these films have not yet been released in theatres, Starz Entertainment is unable to estimate the amounts to be paid under these output agreements. However, such amounts are expected to be significant.

        In addition to the foregoing contractual film obligations, each of Disney and Sony has the right to extend its contract for an additional three years. If Sony elects to extend its contract, Starz Entertainment has agreed to pay Sony a total of $190 million in four annual installments of $47.5 million beginning in 2011. This option expires December 31, 2007. If made, such payments to Sony would be amortized ratably as programming expense over the extension period beginning in 2011. An extension of this agreement would also result in the payment by Starz Entertainment of Programming Fees for qualifying films released by Sony during the extension period. If Disney elects to extend its contract, Starz Entertainment would not be obligated to pay any amounts in excess of its Programming Fees for qualifying films released by Disney during the extension period. The Disney option expires December 31, 2007.

Guarantees

        Liberty guarantees Starz Entertainment's obligations under certain of its studio output agreements. At June 30, 2007, Liberty's guarantee for obligations for films released by such date aggregated $694 million. While the guarantee amount for films not yet released is not determinable, such amount is expected to be significant. As noted above, Starz Entertainment has recognized the liability for a portion of its obligations under the output agreements. As this represents a commitment of Starz Entertainment, a consolidated subsidiary of Liberty, Liberty has not recorded a separate liability for its guarantee of these obligations.

        In connection with agreements for the sale of certain assets, Liberty typically retains liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. Liberty generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by Liberty. These types of indemnification guarantees typically extend for a number of years. Liberty is unable to estimate the maximum potential liability for these types of indemnification guarantees as the sale agreements typically do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, Liberty has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying condensed consolidated financial statements with respect to these indemnification guarantees.

Employment Contracts

        The Atlanta Braves and certain of their players and coaches have entered into long-term employment contracts whereby such individuals' compensation is guaranteed. Amounts due under guaranteed contracts as of June 30, 2007 aggregated $148 million, which is payable as follows: $42 million in 2007, $65 million in 2008, $19 million in 2009 and $22 million thereafter. In addition to the foregoing amounts, certain players and coaches may earn incentive compensation under the terms of their employment contracts.

B-1-24

Operating Leases

        Liberty and its subsidiaries lease business offices and other facilities, have entered into satellite transponder lease agreements and use certain equipment under lease arrangements.

Litigation

        Liberty has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible Liberty may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying condensed consolidated financial statements.

Income Taxes

        Since the date Liberty issued its exchangeable debentures, it has claimed interest deductions on such exchangeable debentures for federal income tax purposes based on the "comparable yield" at which it could have issued a fixed-rate debenture with similar terms and conditions. In all instances, this policy has resulted in Liberty claiming interest deductions significantly in excess of the cash interest currently paid on its exchangeable debentures. In this regard, Liberty has deducted $2,577 million in cumulative interest expense associated with the exchangeable debentures since the Company's 2001 split-off from AT&T. Of that amount, $785 million represents cash interest payments. Interest deducted in prior years on its exchangeable debentures has contributed to net operating losses ("NOLs") that may be carried to offset taxable income in 2006 and later years. These NOLs and current interest deductions on the exchangeable debentures are being used to offset taxable income currently being generated.

        The IRS has issued Technical Advice Memorandums (the "TAMs") challenging the current deductibility of interest expense claimed on exchangeable debentures issued by other companies. The TAMs conclude that such interest expense must be capitalized as basis to the shares referenced in the exchangeable debentures. The IRS has made inquiries and started an examination of Liberty's exchangeable debentures. If the IRS were to challenge Liberty's tax treatment of these interest deductions, and ultimately win such challenge, there would be no impact to Liberty's reported total tax expense as the resulting increase in current tax expense would be offset by a decrease in deferred tax expense. However, Liberty would be required to make current federal income tax payments and may be required to make interest payments to the IRS. These payments could prove to be significant.

Other

        During the period from March 9, 1999 to August 10, 2001, Liberty was included in the consolidated federal income tax return of AT&T Corp. and was a party to a tax sharing agreement with AT&T (the "AT&T Tax Sharing Agreement"). While Liberty was a subsidiary of AT&T, Liberty recorded its stand-alone tax provision on a separate return basis. Under the AT&T Tax Sharing Agreement, Liberty received a cash payment from AT&T in periods when Liberty generated taxable losses and such taxable losses were utilized by AT&T to reduce its consolidated income tax liability. To the extent such losses were not utilized by AT&T, such amounts were available to reduce federal taxable income generated by Liberty in future periods, similar to a net operating loss carryforward, and were accounted for as a deferred federal income tax benefit. Subsequent to Liberty's split off from AT&T, if adjustments are made to amounts previously paid under the AT&T Tax Sharing Agreement, such adjustments are reflected as adjustments to additional paid-in capital.

B-1-25

        Also, pursuant to the AT&T Tax Sharing Agreement and in connection with Liberty's split off from AT&T, AT&T was required to pay Liberty an amount equal to 35% of the amount of the net operating losses reflected in TCI's final federal income tax return ("TCI NOLs") that had not been used as an offset to Liberty's obligations under the AT&T Tax Sharing Agreement and that had been, or were reasonably expected to be, utilized by AT&T. In connection with the split off, Liberty received an $803 million payment for TCI's NOLs and recorded such payment as an increase to additional paid-in capital. Liberty was not paid for certain of TCI's NOLs ("SRLY NOLs") due to limitations and uncertainty regarding AT&T's ability to use them to offset taxable income in the future. In the event AT&T was ultimately able to use any of the SRLY NOLs, AT&T would be required to pay Liberty 35% of the amount of the SRLY NOLs used.

        In the fourth quarter of 2004, AT&T requested a refund from Liberty of $70 million, plus accrued interest, relating to losses that it generated in 2002 and 2003 and was able to carry back to offset taxable income previously offset by Liberty's losses. AT&T has asserted that Liberty's losses caused AT&T to pay $70 million in alternative minimum tax ("AMT") that it would not have been otherwise required to pay had Liberty's losses not been included in its return. In 2004, Liberty estimated that it may ultimately pay AT&T up to $30 million of the requested $70 million because Liberty believed AT&T received an AMT credit of $40 million against income taxes resulting from the AMT previously paid. Accordingly, Liberty accrued a $30 million liability with an offsetting reduction of additional paid-in capital.

        In the fourth quarter of 2005, AT&T requested an additional $21 million relating to additional losses it generated and was able to carry back to offset taxable income previously offset by Liberty's losses. In addition, the information provided to Liberty in connection with AT&T's request showed that AT&T had not yet claimed a credit for AMT previously paid. Accordingly, in the fourth quarter of 2005, Liberty increased its accrual by approximately $40 million (with a corresponding reduction of additional paid-in capital) representing its estimate of the amount it may ultimately pay (excluding accrued interest, if any) to AT&T as a result of this request. Although Liberty has not reduced its accrual for any future refunds, Liberty believes it is entitled to a refund when AT&T is able to realize a benefit in the form of a credit for the AMT previously paid.

        In March 2006, AT&T requested an additional $21 million relating to additional losses and IRS audit adjustments that it claims it is able to use to offset taxable income previously offset by Liberty's losses. Liberty has reviewed this claim and believes that its accrual as of December 31, 2005 is adequate. Accordingly, no additional accrual has been made for AT&T's March 2006 request.

        Although for accounting purposes Liberty has accrued a portion of the amounts claimed by AT&T to be owed by Liberty under the AT&T Tax Sharing Agreement, Liberty believes there are valid defenses or set-off or similar rights in its favor that may cause the total amount that it owes AT&T to be less than the amounts accrued; and under certain interpretations of the AT&T Tax Sharing Agreement, Liberty may be entitled to further reimbursements from AT&T.

(16) Operating Segments

        Through its ownership of interests in subsidiaries and other companies, Liberty is primarily engaged in the video and on-line commerce, media, communications and entertainment industries. Upon the issuance of its tracking stocks, Liberty divided its businesses into two groups: the Interactive Group and the Capital Group. Each of the businesses in the tracking stock groups is separately managed. Liberty identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated revenue, earnings before income taxes or total assets and (B) those

B-1-26

equity method affiliates whose share of earnings represent 10% or more of Liberty's consolidated earnings before income taxes. The segment presentation for prior periods has been conformed to the current period segment presentation.

        Liberty evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, operating cash flow, gross margin, average sales price per unit, number of units shipped, and revenue or sales per customer equivalent. In addition, Liberty reviews non-financial measures such as subscriber growth and penetration, as appropriate.

        Liberty defines operating cash flow as revenue less cost of sales, operating expenses, and selling, general and administrative expenses (excluding stock-based compensation). Liberty believes this measure is an important indicator of the operational strength and performance of its businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, operating cash flow should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Liberty generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

        For the six months ended June 30, 2007, Liberty has identified the following businesses as its reportable segments:

  •
  QVC—consolidated subsidiary attributed to the Interactive Group that markets and sells a wide variety of consumer products in the U.S. and several foreign countries, primarily by means of televised shopping programs on the QVC networks and via the Internet through its domestic and international websites.

  •
  Starz Entertainment—consolidated subsidiary attributed to the Capital Group that provides video programming distributed by cable operators, direct-to-home satellite providers, other distributors and via the Internet throughout the United States.

        Liberty's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the summary of significant policies.

B-1-27

Performance Measures

	Six months ended June 30,
	2007		2006
	Revenue	Operating cash flow (deficit)	Revenue	Operating cash flow (deficit)
	amounts in millions
Interactive Group
QVC	$3,377	757	3,185	733
Corporate and other	185	18	138	17

	3,562	775	3,323	750

Capital Group
Starz Entertainment	519	128	523	91
Corporate and other	235	(64)	80	(22)

	754	64	603	69

Consolidated Liberty	$4,316	839	3,926	819

	Three months ended June 30,
	2007		2006
	Revenue	Operating cash flow (deficit)	Revenue	Operating cash flow (deficit)
	amounts in millions
Interactive Group
QVC	$1,693	383	1,630	378
Corporate and other	98	10	85	7

	1,791	393	1,715	385

Capital Group
Starz Entertainment	254	55	264	50
Corporate and other	148	(31)	46	(11)

	402	24	310	39

Consolidated Liberty	$2,193	417	2,025	424

B-1-28

Other Information

	June 30, 2007
	Total assets	Investments in affiliates	Capital expenditures
	amounts in millions
Interactive Group
QVC	$19,577	—	162
Corporate and other	5,785	1,279	5
Intragroup elimination	(5,810)	—	—

	19,552	1,279	167

Capital Group
Starz Entertainment	2,835	—	3
Corporate and other	25,303	517	9

	28,138	517	12

Inter-group eliminations	(116)	—	—

Consolidated Liberty	$47,574	1,796	179

        The following table provides a reconciliation of consolidated segment operating cash flow to earnings from continuing operations before income taxes and minority interests:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	amounts in millions
Consolidated segment operating cash flow	$417	424	839	819
Stock-based compensation	(18)	(21)	(40)	(51)
Depreciation and amortization	(172)	(146)	(323)	(287)
Interest expense	(145)	(160)	(295)	(308)
Realized and unrealized gains (losses) on financial instruments, net	(251)	362	93	169
Gains on dispositions of assets, net	629	303	635	327
Other, net	85	69	169	137

Earnings from continuing operations before income taxes and minority interests	$545	831	1,078	806

B-1-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Liberty Media Corporation:

        We have audited the accompanying consolidated balance sheets of Liberty Media Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive earnings (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Media Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in note 3 to the accompanying consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share Based Payment.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Liberty Media Corporation's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Denver, Colorado
February 28, 2007

B-1-30

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005*
	(amounts in millions)
Assets
Current assets:
Cash and cash equivalents	$3,099	1,896
Trade and other receivables, net	1,276	1,059
Inventory, net	831	719
Program rights	531	599
Financial instruments (note 7)	239	661
Other current assets	241	127
Assets of discontinued operations (note 5)	512	516

Total current assets	6,729	5,577

Investments in available-for-sale securities and other cost investments, including $1,482 million and $1,581 million pledged as collateral for share borrowing arrangements (note 6)	21,622	18,489
Long-term financial instruments (note 7)	1,340	1,123
Investments in affiliates, accounted for using the equity method (note 8)	1,842	1,908
Property and equipment, at cost	1,531	1,196
Accumulated depreciation	(385)	(250)

	1,146	946

Intangible assets not subject to amortization (note 3):
Goodwill	7,588	6,809
Trademarks	2,471	2,385

	10,059	9,194

Intangible assets subject to amortization, net (note 3)	3,910	3,975
Other assets, at cost, net of accumulated amortization	990	753

Total assets	$47,638	41,965

(continued)

B-1-31

	2006	2005*
	(amounts in millions)
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$508	492
Accrued interest	214	153
Other accrued liabilities	1,035	978
Financial instruments (note 7)	1,484	1,939
Current portion of debt (note 9)	114	1,379
Other current liabilities	113	289
Liabilities of discontinued operations (note 5)	101	114

Total current liabilities	3,569	5,344

Long-term debt (note 9)	8,909	6,370
Long-term financial instruments (note 7)	1,706	1,087
Deferred income tax liabilities (note 10)	9,784	8,696
Other liabilities	1,747	1,058

Total liabilities	25,715	22,555

Minority interests in equity of subsidiaries	290	290
Stockholders' equity (note 11):
Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued	—	—
Liberty Capital Series A common stock, $.01 par value. Authorized 400,000,000 shares; issued and outstanding 134,503,165 shares at December 31, 2006	1	—
Liberty Capital Series B common stock, $.01 par value. Authorized 25,000,000 shares; issued and outstanding 6,014,680 shares at December 31, 2006	—	—
Liberty Interactive Series A common stock, $.01 par value. Authorized 2,000,000,000 shares; issued and outstanding 623,061,760 shares at December 31, 2006	6	—
Liberty Interactive Series B common stock, $.01 par value. Authorized 125,000,000 shares; issued and outstanding 29,971,039 shares at December 31, 2006	—	—
Series A common stock $.01 par value. Issued and outstanding 2,681,745,985 shares at December 31, 2005	—	27
Series B common stock $.01 par value. Issued 131,062,825 shares at December 31, 2005	—	1
Additional paid-in capital	28,112	29,074
Accumulated other comprehensive earnings, net of taxes ("AOCE") (note 15)	5,943	3,412
AOCE of discontinued operations	9	9
Accumulated deficit	(12,438)	(13,278)

	21,633	19,245
Series B common stock held in treasury, at cost (10,000,000 shares at December 31, 2005)	—	(125)

Total stockholders' equity	21,633	19,120

Commitments and contingencies (note 17)
Total liabilities and stockholders' equity	$47,638	41,965

*
See note 5.

See accompanying notes to consolidated financial statements.

B-1-32

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2006, 2005 and 2004

	2006	2005*	2004*
	(amounts in millions, except per share amounts)
Revenue:
Net retail sales	$7,326	6,501	5,687
Communications and programming services	1,287	1,145	1,056

	8,613	7,646	6,743

Operating costs and expenses:
Cost of sales	4,565	4,112	3,594
Operating	1,526	1,397	1,160
Selling, general and administrative, including stock-based compensation (note 3)	806	648	696
Litigation settlement	—	—	(42)
Depreciation	119	92	91
Amortization	463	453	456
Impairment of long-lived assets (note 3)	113	—	—

	7,592	6,702	5,955

Operating income	1,021	944	788
Other income (expense):
Interest expense	(680)	(626)	(619)
Dividend and interest income	214	143	130
Share of earnings of affiliates, net	91	13	15
Realized and unrealized gains (losses) on financial instruments, net (note 7)	(279)	257	(1,284)
Gains (losses) on dispositions, net (notes 6, 11 and 15)	607	(361)	1,411
Nontemporary declines in fair value of investments (note 6)	(4)	(449)	(129)
Other, net	18	(39)	(26)

	(33)	(1,062)	(502)

Earnings (loss) from continuing operations before income taxes and minority interest	988	(118)	286
Income tax benefit (expense) (note 10)	(252)	126	(159)
Minority interests in earnings of subsidiaries	(27)	(51)	(22)

Earnings (loss) from continuing operations	709	(43)	105
Earnings (loss) from discontinued operations, net of taxes (note 5)	220	10	(59)
Cumulative effect of accounting change, net of taxes (note 3)	(89)	—	—

Net earnings (loss)	$840	(33)	46

Net earnings (loss):
Liberty Series A and Series B common stock	$94	(33)	46
Liberty Capital common stock	260	—	—
Liberty Interactive common stock	486	—	—

	$840	(33)	46

Basic and diluted earnings (loss) from continuing operations per common share (note 3):
Liberty Series A and Series B common stock	$.07	(.02)	.04
Liberty Capital common stock	$.24	—	—
Liberty Interactive common stock	$.73	—	—
Basic and diluted net earnings (loss) per common share (note 3):
Liberty Series A and Series B common stock	$.03	(.01)	.02
Liberty Capital common stock	$1.86	—	—
Liberty Interactive common stock	$.73	—	—

*
See note 5.

See accompanying notes to consolidated financial statements.

B-1-33

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Years ended December 31, 2006, 2005 and 2004

	2006	2005*	2004*
	(amounts in millions)
Net earnings (loss)	$840	(33)	46

Other comprehensive earnings (loss), net of taxes (note 15):
Foreign currency translation adjustments	111	(5)	20
Recognition of previously unrealized foreign currency translation losses	—	312	—
Unrealized holding gains (losses) arising during the period	2,605	(1,121)	1,490
Recognition of previously unrealized losses (gains) on available-for-sale securities, net	(185)	217	(486)
Reclass unrealized gain on available-for-sale security to equity method investment	—	(197)	—
Other comprehensive earnings (loss) from discontinued operations (note 5)	—	(7)	(54)

Other comprehensive earnings (loss)	2,531	(801)	970

Comprehensive earnings (loss)	$3,371	(834)	1,016

Comprehensive earnings (loss):
Liberty Series A and Series B common stock	$755	(834)	1,016
Liberty Capital common stock	1,787	—	—
Liberty Interactive common stock	829	—	—

	$3,371	(834)	1,016

*
See note 5.

See accompanying notes to consolidated financial statements.

B-1-34

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006, 2005 and 2004

	2006	2005*	2004*
	(amounts in millions) (see note 4)
Cash flows from operating activities:
Net earnings (loss)	$840	(33)	46
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Loss (earnings) from discontinued operations	(220)	(10)	59
Cumulative effect of accounting change	89	—	—
Depreciation and amortization	582	545	547
Impairment of long-lived assets	113	—	—
Stock-based compensation	67	52	98
Payments of stock-based compensation	(115)	(103)	(10)
Noncash interest expense	108	101	96
Share of earnings of affiliates, net	(91)	(13)	(15)
Realized and unrealized losses (gains) on financial instruments, net	279	(257)	1,284
Losses (gains) on disposition of assets, net	(607)	361	(1,411)
Nontemporary decline in fair value of investments	4	449	129
Minority interests in earnings of subsidiaries	27	51	22
Deferred income tax benefit	(465)	(389)	(194)
Other noncash charges, net	44	41	20
Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
Current assets	(310)	(175)	(532)
Payables and other current liabilities	660	446	647

Net cash provided by operating activities	1,005	1,066	786

Cash flows from investing activities:
Cash proceeds from dispositions	1,322	49	479
Premium proceeds from origination of derivatives	59	473	193
Net proceeds from settlement of derivatives	101	461	322
Investments in and loans to cost and equity investees	(235)	(24)	(960)
Cash paid for acquisitions, net of cash acquired	(876)	(1)	(91)
Capital expenditures	(278)	(168)	(128)
Net sales (purchases) of short term investments	287	(85)	263
Repurchases of subsidiary common stock	(331)	(95)	(171)
Other investing activities, net	66	(7)	103

Net cash provided by investing activities	115	603	10

Cash flows from financing activities:
Borrowings of debt	3,229	861	—
Repayments of debt	(2,191)	(1,801)	(1,006)
Repurchases of Liberty common stock	(954)	—	(547)
Other financing activities, net	(20)	89	28

Net cash provided (used) by financing activities	64	(851)	(1,525)

Effect of foreign currency exchange rates on cash	18	(45)	3

Net cash provided to discontinued operations:
Cash provided by operating activities	62	75	260
Cash used by investing activities	(67)	(110)	(289)
Cash provided by financing activities	6	11	1,005
Change in available cash held by discontinued operations	—	(177)	(1,839)

Net cash provided by (to) discontinued operations	1	(201)	(863)

Net increase (decrease) in cash and cash equivalents	1,203	572	(1,589)
Cash and cash equivalents at beginning of year	1,896	1,324	2,913

Cash and cash equivalents at end of year	$3,099	1,896	1,324

*
See note 5.

See accompanying notes to consolidated financial statements.

B-1-35

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2006, 2005 and 2004

		Common stock
						Liberty Interactive
				Liberty Capital						AOCE from discontinued operations
	Preferred stock							Additional paid-in capital			Accumulated deficit	Treasury stock	Total stockholders' equity
		Series A	Series B	Series A	Series B	Series A	Series B		AOCE
	(amounts in millions)
Balance at January 1, 2004	$—	27	2	—	—	—	—	38,903	3,233	(32)	(13,291)	—	28,842
Net earnings	—	—	—	—	—	—	—	—	—	—	46	—	46
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	—	1,024	(54)	—	—	970
Issuance of Series A common stock for acquisitions	—	—	—	—	—	—	—	152	—	—	—	—	152
Issuance of Series A common stock in exchange for Series B common stock (note 11)	—	1	(1)	—	—	—	—	125	—	—	—	(125)	—
Acquisition of Series A common stock (note 11)	—	(1)	—	—	—	—	—	(1,016)	—	—	—	—	(1,017)
Amortization of deferred compensation	—	—	—	—	—	—	—	31	—	—	—	—	31
Distribution to stockholders for spin off of Liberty Media International ("LMI") (note 5)	—	—	—	—	—	—	—	(4,512)	(51)	107	—	—	(4,456)
Stock compensation for Liberty options held by LMI employees	—	—	—	—	—	—	—	(4)	—	—	—	—	(4)
Stock compensation for LMI options held by Liberty employees	—	—	—	—	—	—	—	17	—	—	—	—	17
Other	—	—	—	—	—	—	—	5	—	—	—	—	5

Balance at December 31, 2004	—	27	1	—	—	—	—	33,701	4,206	21	(13,245)	(125)	24,586
Net loss	—	—	—	—	—	—	—	—	—	—	(33)	—	(33)
Other comprehensive loss	—	—	—	—	—	—	—	—	(794)	(7)	—	—	(801)
Issuance of Series A common stock for investment in available-for-sale security	—	—	—	—	—	—	—	14	—	—	—	—	14
Amortization of deferred compensation	—	—	—	—	—	—	—	38	—	—	—	—	38
Distribution to stockholders for spin off of Discovery Holding Company ("DHC") (note 5)	—	—	—	—	—	—	—	(4,609)	—	(5)	—	—	(4,614)
Losses in connection with issuances of stock by subsidiaries and affiliates, net of taxes	—	—	—	—	—	—	—	(22)	—	—	—	—	(22)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	10	—	—	—	—	10
AT&T tax sharing agreement adjustments (note 17)	—	—	—	—	—	—	—	(40)	—	—	—	—	(40)
Adjustment of spin off of LMI	—	—	—	—	—	—	—	(28)	—	—	—	—	(28)
Other	—	—	—	—	—	—	—	10	—	—	—	—	10

Balance at December 31, 2005	—	27	1	—	—	—	—	29,074	3,412	9	(13,278)	(125)	19,120
Net earnings	—	—	—	—	—	—	—	—	—	—	840	—	840
Other comprehensive earnings	—	—	—	—	—	—	—	—	2,531	—	—	—	2,531
Retirement of treasury stock	—	—	—	—	—	—	—	(125)	—	—	—	125	—
Distribution of Liberty Capital and Liberty Interactive common stock to stockholders (notes 1 and 2)	—	(27)	(1)	1	—	7	—	20	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	4	—	—	—	—	4
Stock compensation	—	—	—	—	—	—	—	62	—	—	—	—	62
Issuance of Liberty Interactive Series A common stock for acquisition	—	—	—	—	—	—	—	36	—	—	—	—	36
Liberty Interactive Series A stock repurchases	—	—	—	—	—	(1)	—	(953)	—	—	—	—	(954)
Other	—	—	—	—	—	—	—	(6)	—	—	—	—	(6)

Balance at December 31, 2006	$—	—	—	1	—	6	—	28,112	5,943	9	(12,438)	—	21,633

See accompanying notes to consolidated financial statements.

B-1-36

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

(1)   Basis of Presentation

        On May 9, 2006, Liberty Media Corporation (formerly known as Liberty Media Holding Corporation, "Liberty" or the "Company") completed the previously announced restructuring (the "Restructuring") pursuant to which the Company was organized as a new holding company. In the Restructuring, Liberty became the new publicly traded parent company of Liberty Media LLC (formerly known as Liberty Media Corporation, "Old Liberty"). In the Restructuring, each holder of Old Liberty's common stock received for each share of Old Liberty's Series A common stock held immediately prior to the Restructuring, 0.25 of a share of the Company's Liberty Interactive Series A common stock and 0.05 of a share of the Company's Liberty Capital Series A common stock, and for each share of Old Liberty's Series B common stock held immediately prior to the Restructuring, 0.25 of a share of the Company's Liberty Interactive Series B common stock and 0.05 of a share of the Company's Liberty Capital Series B common stock, in each case, with cash in lieu of any fractional shares. Liberty is the successor reporting company to Old Liberty.

        The accompanying consolidated financial statements include the accounts of Liberty and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        Through its ownership of interests in subsidiaries and other companies, Liberty is primarily engaged in the video and on-line commerce, media, communications and entertainment industries in North America, Europe and Asia.

(2)   Tracking Stocks

        On May 9, 2006, the stockholders of Old Liberty approved five related proposals which allowed Old Liberty to restructure its company and capitalization. As a result of the Restructuring, all of the Old Liberty outstanding common stock was exchanged for two new tracking stocks, Liberty Interactive common stock and Liberty Capital common stock, issued by Liberty, a newly formed holding company. Each tracking stock issued in the Restructuring is intended to track and reflect the economic performance of one of two newly designated groups, the Interactive Group and the Capital Group, respectively.

        Tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Interactive Group and the Capital Group have separate collections of businesses, assets and liabilities attributed to them, neither group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stocks have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

        The term "Interactive Group" does not represent a separate legal entity, rather it represents those businesses, assets and liabilities which Liberty has attributed to that group. The assets and businesses Liberty has attributed to the Interactive Group are those engaged in video and on-line commerce, and include its interests in QVC, Inc. ("QVC"), Provide Commerce, Inc. ("Provide"), BuySeasons, Inc. ("BuySeasons"), Expedia, Inc. and IAC/InterActiveCorp. The Interactive Group will also include such other businesses, assets and liabilities that Liberty's board of directors may in the future determine to attribute to the Interactive Group, including such other businesses and assets as Liberty may acquire

B-1-37

for the Interactive Group. In addition, Liberty has attributed $3,108 million principal amount (as of December 31, 2006) of its existing publicly-traded debt to the Interactive Group.

        The term "Capital Group" also does not represent a separate legal entity, rather it represents all of Liberty's businesses, assets and liabilities other than those which have been attributed to the Interactive Group. The assets and businesses attributed to the Capital Group include Liberty's subsidiaries: Starz Entertainment, LLC (formerly known as Starz Entertainment Group LLC) ("Starz Entertainment"), Starz Media, LLC (formerly known as IDT Entertainment, Inc.) ("Starz Media"), TruePosition, Inc. ("TruePosition") and FUN Technologies, Inc. ("FUN"); its equity affiliates: GSN, LLC and WildBlue Communications, Inc.; and its interests in News Corporation, Time Warner Inc. and Sprint Nextel Corporation. The Capital Group will also include such other businesses, assets and liabilities that Liberty's board of directors may in the future determine to attribute to the Capital Group, including such other businesses and assets as Liberty may acquire for the Capital Group. In addition, Liberty has attributed $4,580 million principal amount (as of December 31, 2006) of its existing publicly traded debt to the Capital Group.

        See Part 2 of this Annex B for unaudited attributed financial information for Liberty's tracking stock groups.

(3)   Summary of Significant Accounting Policies

  Cash and Cash Equivalents

        Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

  Receivables

        Receivables are reflected net of an allowance for doubtful accounts. Such allowance aggregated $72 million and $66 million at December 31, 2006 and 2005, respectively. A summary of activity in the allowance for doubtful accounts is as follows:

		Additions
	Balance beginning of year	Charged to expense	Acquisitions	Deductions- write-offs	Balance end of year
	(amounts in millions)
2006	$66	27	14	(35)	72

2005	$63	37	—	(34)	66

2004	$78	19	—	(34)	63

  Inventory

        Inventory, consisting primarily of products held for sale, is stated at the lower of cost or market. Cost is determined by the average cost method, which approximates the first-in, first-out method.

B-1-38

  Program Rights

        Program rights are amortized on a film-by-film basis over the anticipated number of exhibitions. Program rights payable are initially recorded at the estimated cost of the programs when the film is available for airing.

  Investment in Films and Television Programs

        Investment in films and television programs generally includes the cost of proprietary films and television programs that have been released, completed and not released, in production, and in development or pre-production. Capitalized costs include the acquisition of story rights, the development of stories, production labor, postproduction costs and allocable overhead and interest costs. Investment in films and television programs is stated at the lower of unamortized cost or estimated fair value on an individual film basis. Investment in films and television programs is amortized using the individual-film-forecast method, whereby the costs are charged to expense and participation and residual costs are accrued based on the proportion that current revenue from the films bear to an estimate of total revenue anticipated from all markets (ultimate revenue). Ultimate revenue estimates may not exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series.

        Estimates of ultimate revenue involve uncertainty and it is therefore possible that reductions in the carrying value of investment in films and television programs may be required as a consequence of changes in management's future revenue estimates.

        Investment in films and television programs in development or pre-production is periodically reviewed to determine whether they will ultimately be used in the production of a film. Costs of films in development or pre-production are charged to expense if the project is abandoned, or if the film has not been set for production within three years from the time of the first capitalized transaction.

        The investment in films and television programs is reviewed for impairment on a title-by-title basis when an event or change in circumstances indicates that a film should be assessed. If the estimated fair value of a film is less than its unamortized cost, then the excess of unamortized costs over the estimated fair value is charged to expense.

  Investments

        All marketable equity and debt securities held by the Company are classified as available-for-sale ("AFS") and are carried at fair value. Unrealized holding gains and losses on AFS securities are carried net of taxes as a component of accumulated other comprehensive earnings in stockholders' equity. Realized gains and losses are determined on an average cost basis. Other investments in which the Company's ownership interest is less than 20% and are not considered marketable securities are carried at cost.

        For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. The Company's share of net earnings or loss of affiliates also includes any other-than-temporary declines in fair value recognized during the period.

B-1-39

        Changes in the Company's proportionate share of the underlying equity of a subsidiary or equity method investee, which result from the issuance of additional equity securities by such subsidiary or equity investee, are recognized as increases or decreases in stockholders' equity.

        The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary ("nontemporary"). The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be nontemporary, the cost basis of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Writedowns for cost investments and AFS securities are included in the consolidated statements of operations as nontemporary declines in fair values of investments. Writedowns for equity method investments are included in share of earnings (losses) of affiliates.

  Derivative Instruments and Hedging Activities

        The Company uses various derivative instruments including equity collars, written put and call options, bond swaps and interest rate swaps to manage fair value and cash flow risk associated with many of its investments and some of its variable rate debt. Liberty's derivative instruments are executed with counterparties who are well known major financial institutions. While Liberty believes these derivative instruments effectively manage the risks highlighted above, they are subject to counterparty credit risk. Counterparty credit risk is the risk that the counterparty is unable to perform under the terms of the derivative instrument upon settlement of the derivative instrument. To protect itself against credit risk associated with these counterparties the Company generally:

  •
  executes its derivative instruments with several different counterparties, and

  •
  executes equity derivative instrument agreements which contain a provision that requires the counterparty to post the "in the money" portion of the derivative instrument into a cash collateral account for the Company's benefit, if the respective counterparty's credit rating for its senior unsecured debt were to reach certain levels, generally a rating that is below Standard & Poor's rating of A- and/or Moody's rating of A3.

        Due to the importance of these derivative instruments to its risk management strategy, Liberty actively monitors the creditworthiness of each of its counterparties. Based on its analysis, the Company currently considers nonperformance by any of its counterparties to be unlikely.

        Liberty accounts for its derivatives pursuant to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") and related amendments and interpretations. All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the

B-1-40

changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. During 2006, the Company entered into several interest rate swap agreements to mitigate the cash flow risk associated with interest payments related to certain of its variable rate debt. These interest rate swap arrangements have been designated as cash flow hedges. The Company assesses the effectiveness of its interest rate swaps using the hypothetical derivative method. Hedge ineffectiveness had no impact on earnings for the year ended December 31, 2006. None of the Company's other derivatives have been designated as hedges.

        The fair value of the Company's equity collars and other similar derivative instruments is estimated using third party estimates or the Black-Scholes model. The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtains volatility rates from independent sources based on the expected volatility of the underlying security over the term of the derivative instrument. The volatility assumption is evaluated annually to determine if it should be adjusted, or more often if there are indications that it should be adjusted. A discount rate is obtained at the inception of the derivative instrument and updated each reporting period based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. Considerable management judgment is required in estimating the Black-Scholes variables. Actual results upon settlement or unwinding of derivative instruments may differ materially from these estimates.

  Property and Equipment

        Property and equipment, including significant improvements, is stated at cost. Depreciation is computed using the straight-line method using estimated useful lives of 3 to 20 years for support equipment and 10 to 40 years for buildings and improvements.

  Intangible Assets

        The Company accounts for its intangible assets pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). Statement 142 requires that goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") not be amortized, but instead be tested for impairment at least annually. Equity method goodwill is also not amortized, but continues to be considered for impairment under Accounting Principles Board Opinion No. 18. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144").

        Statement 142 requires the Company to perform an annual assessment of whether there is an indication that goodwill is impaired. To accomplish this, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Statement 142 requires the Company to consider equity method affiliates as separate reporting units. As a result, a portion of the Company's

B-1-41

enterprise-level goodwill balance is allocated to various reporting units which include a single equity method investment as its only asset. This allocation is performed for goodwill impairment testing purposes only and does not change the reported carrying value of the investment. However, to the extent that all or a portion of an equity method investment which is part of a reporting unit containing allocated goodwill is disposed of in the future, the allocated portion of goodwill will be relieved and included in the calculation of the gain or loss on disposal.

        The Company determines the fair value of its reporting units using independent appraisals, public trading prices and other means. The Company then compares the fair value of each reporting unit to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation, to its carrying amount, and records an impairment charge to the extent the carrying amount exceeds the implied fair value.

  Goodwill

        Changes in the carrying amount of goodwill are as follows:

	QVC	Starz Entertainment	Other	Total
		(amounts in millions)
Balance at January 1, 2005	$5,264	1,383	156	6,803
Foreign currency translation adjustments	23	—	—	23
Other	(14)	—	(3)	(17)

Balance at December 31, 2005	5,273	1,383	153	6,809
Acquisitions(1)	5	—	878	883
Disposition(2)	—	—	(124)	(124)
Impairment(3)	—	—	(111)	(111)
Foreign currency translation adjustments	60	—	—	60
Other(4)	78	(12)	5	71

Balance at December 31, 2006	$5,416	1,371	801	7,588

(1)
During the year ended December 31, 2006, Liberty and its subsidiaries completed several acquisitions, including the acquisition of controlling interests in Provide, FUN, BuySeasons and IDT Entertainment, Inc., for aggregate cash consideration of $876 million, net of cash acquired, the issuance of Liberty common stock and the assumption of debt. In connection with these acquisitions, Liberty recorded goodwill of $883 million which represents the difference between the consideration paid and the estimated fair value of the assets acquired. Such goodwill is subject to adjustment pending completion of the Company's purchase price allocation process, including finalization of third-party valuations.

(2)
During the second quarter of 2006, the Company sold its 50% interest in Courtroom Television Network, LLC ("Court TV"). In connection with such sale, the Company relieved $124 million of enterprise-level goodwill that had been allocated to the Court TV investment.

(3)
Liberty acquired its interest in FUN in March 2006. Subsequent to its acquisition, the market value of FUN's stock has declined significantly due to the performance of certain of FUN's subsidiaries

B-1-42

  and uncertainty surrounding government legislation of Internet gambling which Liberty believes the market perceives as potentially impacting FUN's skill gaming business. In connection with its annual evaluation of the recoverability of FUN's goodwill, Liberty received a third-party valuation, which indicated that the carrying value of FUN's goodwill exceeded its market value. Accordingly, Liberty recognized a $111 million impairment charge related to goodwill.

(4)
Other activity for QVC represents Liberty's acquisition of shares of QVC common stock held by employees and officers of QVC. Amounts recorded as goodwill represent the difference between the price paid for such minority interest and the carrying amount of the minority interest less amounts allocated to other intangible assets.

  Intangible Assets Subject to Amortization

        Intangible assets subject to amortization are comprised of the following:

	December 31, 2006			December 31, 2005
	Gross carrying amount	Net Accumulated amortization	Gross carrying amount	carrying amount	Accumulated amortization	Net carrying amount
	(amounts in millions)
Distribution rights	$2,699	(981)	1,718	2,628	(788)	1,840
Customer relationships	2,545	(581)	1,964	2,356	(393)	1,963
Other	699	(471)	228	543	(371)	172

Total	$5,943	(2,033)	3,910	5,527	(1,552)	3,975

        Amortization of intangible assets with finite useful lives was $463 million, $453 million and $456 million for the years ended December 31, 2006, 2005 and 2004, respectively. Based on its amortizable intangible assets as of December 31, 2006, Liberty expects that amortization expense will be as follows for the next five years (amounts in millions):

2007	$462
2008	$430
2009	$389
2010	$363
2011	$352

  Impairment of Long-lived Assets

        Statement 144 requires that the Company periodically review the carrying amounts of its property and equipment and its intangible assets (other than goodwill) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets. Accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

B-1-43

  Minority Interests

        Recognition of minority interests' share of losses of subsidiaries is generally limited to the amount of such minority interests' allocable portion of the common equity of those subsidiaries. Further, the minority interests' share of losses is not recognized if the minority holders of common equity of subsidiaries have the right to cause the Company to repurchase such holders' common equity.

  Foreign Currency Translation

        The functional currency of the Company is the United States ("U.S.") dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings in stockholders' equity.

        Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions.

  Revenue Recognition

        Revenue is recognized as follows:

  •
  Revenue from retail sales is recognized at the time of shipment to customers. An allowance for returned merchandise is provided as a percentage of sales based on historical experience. The total reduction in sales due to returns for the years ended December 31, 2006, 2005 and 2004 aggregated $1,554 million, $1,375 million and $1,165 million, respectively.

  •
  Programming revenue is recognized in the period during which programming is provided, pursuant to affiliation agreements.

  •
  Revenue from sales and licensing of software and related service and maintenance is recognized pursuant to Statement of Position No. 97-2, "Software Revenue Recognition." For multiple element contracts with vendor specific objective evidence, the Company recognizes revenue for each specific element when the earnings process is complete. If vendor specific objective evidence does not exist, revenue is deferred and recognized on a straight-line basis over the remaining term of the maintenance period after all other elements have been delivered.

  •
  Revenue relating to proprietary films is recognized in accordance with Statement of Position (SOP) 00-02, Accounting by Producers or Distributors of Films. Revenue from the theatrical release of feature films is recognized at the time of exhibition based on the Company's participation in box office receipts. Revenue from television licensing is recognized when the film or program is complete in accordance with the terms of the arrangement, the license period has begun and is available for telecast or exploitation.

B-1-44

  Cost of Sales

        Cost of sales primarily includes actual product cost, provision for obsolete inventory, buying allowances received from suppliers, shipping and handling costs and warehouse costs.

  Advertising Costs

        Advertising costs generally are expensed as incurred. Advertising expense aggregated $112 million, $45 million and $47 million for the years ended December 31, 2006, 2005 and 2004, respectively. Co-operative marketing costs are recognized as advertising expense to the extent an identifiable benefit is received and fair value of the benefit can be reasonably measured. Otherwise, such costs are recorded as a reduction of revenue.

  Stock-Based Compensation

  FASB Statement 123R

        As more fully described in note 13, the Company has granted to its employees and employees of its subsidiaries options, stock appreciation rights ("SARs") and options with tandem SARs to purchase shares of Liberty common stock (collectively, "Awards"). In addition, QVC had granted combination stock options/SARs ("QVC Awards") to certain of its employees. In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("Statement 123R"). Statement 123R, which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123") and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services. Statement 123R generally requires companies to measure the cost of employee services received in exchange for an award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the award, and to recognize that cost over the period during which the employee is required to provide service (usually the vesting period of the award). Statement 123R also requires companies to measure the cost of employee services received in exchange for an award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the award, and to remeasure the fair value of the award at each reporting date.

        The provisions of Statement 123R allow companies to adopt the standard using the modified prospective method or to restate all periods for which Statement 123 was effective. Liberty has adopted Statement 123R using the modified prospective method.

        The Company adopted Statement 123R effective January 1, 2006. In connection with such adoption, the Company recorded an $89 million transition adjustment, which is net of related income taxes of $31 million. Under Statement 123R, the QVC Awards were required to be bifurcated into a liability award and an equity award. Previously, under APB Opinion No. 25, no liability was recorded. The transition adjustment primarily represents the fair value of the liability portion of the QVC Awards at January 1, 2006. The transition adjustment is reflected in the accompanying consolidated statement of operations as the cumulative effect of accounting change. Also, in connection with the adoption of Statement 123R, the Company has eliminated its unearned compensation balance as of January 1, 2004

B-1-45

of $98 million against additional paid-in capital. Compensation expense related to restricted shares granted to certain officers and employees of the Company continues to be recorded as such stock vests.

        Included in selling, general and administrative expenses in the accompanying consolidated statements of operations are the following amounts of stock-based compensation (amounts in millions):

Years ended:
December 31, 2006	$67
December 31, 2005	$52
December 31, 2004	$98

        As of December 31, 2006, the total unrecognized compensation cost related to unvested Liberty equity awards was approximately $59 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2 years.

  Pro Forma Disclosure

        Prior to adoption of Statement 123R, the Company accounted for compensation expense related to its Awards pursuant to the recognition and measurement provisions of APB Opinion No. 25. All of the Company's Awards were accounted for as variable plan awards, and compensation was recognized based upon the percentage of the options that were vested and the intrinsic value of the options at the balance sheet date. The Company accounted for QVC Awards using fixed-plan accounting. The following table illustrates the effect on earnings from continuing operations and earnings per share for the years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of Statement 123 to its options. Compensation expense for SARs and options with tandem SARs was the same under APB Opinion No. 25 and Statement 123. Accordingly, no pro forma adjustment for such Awards is included in the following table.

	Years ended December 31,
	2005	2004
	(amounts in millions, except per share amounts)
Earnings (loss) from continuing operations	$(43)	105
Add stock compensation as determined under the intrinsic value method, net of taxes	2	2
Deduct stock compensation as determined under the fair value method, net of taxes	(42)	(41)

Pro forma earnings (loss) from continuing operations	$(83)	66

Basic and diluted earnings (loss) from continuing operations per share:
As reported	$(.02)	.04
Pro forma	$(.03)	.02

  Impact of Spin Off Transactions

        In connection with the spin off of Liberty subsidiaries Liberty Media International ("LMI") and Discovery Holding Company ("DHC") in 2004 and 2005, respectively, certain employees of Liberty

B-1-46

received LMI and DHC options. Liberty records compensation expense related to these awards based on the grant date fair value over the remaining vesting period.

  Income Taxes

        The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more-likely-than-not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

  Earnings (Loss) Per Common Share

        Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented.

  Liberty Series A and Series B Common Stock

        The basic EPS calculation is based on 2,803 million weighted average outstanding shares of Liberty common stock for the period from January 1, 2006 to May 10, 2006, and 2,795 million and 2,856 million weighted average shares outstanding for the years ended December 31, 2005 and 2004, respectively. The diluted EPS calculation for the period from January 1, 2006 to May 10, 2006 and for the year ended December 31, 2004 includes 5 million and 14 million dilutive securities, respectively. However, due to the relative insignificance of these dilutive securities, their inclusion does not impact the EPS amount as reported in the accompanying consolidated statements of operations.

        The cumulative effect of accounting change per common share for the period from January 1, 2006 to May 10, 2006 was a loss of $0.03.

        Earnings (loss) from discontinued operations per common share is as follows:

January 1, 2006 to May 10, 2006	$—
Year ended December 31, 2005	$—
Year ended December 31, 2004	$(.02)

  Liberty Capital Common Stock

        Liberty Capital EPS for the period from the Restructuring to December 31, 2006 was computed by dividing the net earnings attributable to the Capital Group by the weighted average outstanding shares of Liberty Capital common stock for the period (140 million). Due to the relative insignificance of the dilutive securities for such period, their inclusion does not impact the EPS amount. Excluded from

B-1-47

diluted EPS for the period from the Restructuring to December 31, 2006 are approximately 3 million potential common shares because their inclusion would be anti-dilutive.

        Earnings from discontinued operations per common share for the period from the Restructuring to December 31, 2006 is $1.62.

  Liberty Interactive Common Stock

        Liberty Interactive EPS for the period from the Restructuring to December 31, 2006 was computed by dividing the net earnings attributable to the Interactive Group by the weighted average outstanding shares of Liberty Interactive common stock for the period (670 million). Due to the relative insignificance of the dilutive securities for such period, their inclusion does not impact the EPS amount. Excluded from diluted EPS for the period from the Restructuring to December 31, 2006 are approximately 13 million potential common shares because their inclusion would be anti-dilutive.

  Reclassifications

        Certain prior period amounts have been reclassified for comparability with the 2006 presentation.

  Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Liberty considers (i) the estimate of the fair value of its long-lived assets (including goodwill) and any resulting impairment charges, (ii) its accounting for income taxes, (iii) the fair value of its derivative instruments, (iv) its assessment of nontemporary declines in value of its investments and (v) its estimates of retail related adjustments and allowances to be its most significant estimates.

        Liberty holds investments that are accounted for using the equity method. Liberty does not control the decision making process or business management practices of these affiliates. Accordingly, Liberty relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that Liberty uses in the application of the equity method. In addition, Liberty relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on Liberty's consolidated financial statements.

  Recent Accounting Pronouncements

        In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140" ("Statement 155"). Statement 155, among other things, amends Statement 133 and permits fair value remeasurement of hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Statement 155 is effective after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company intends to adopt the provisions of Statement 155 effective January 1, 2007 and account for its senior exchangeable debentures at fair value rather than bifurcating such debentures into a debt instrument and a derivative instrument as

B-1-48

required by Statement 133. If the Company had adopted Statement 155 as of December 31, 2006, it would have recorded an increase to long-term debt of $1.9 billion, a decrease to long-term derivative instruments of $1.3 billion and an increase to accumulated deficit of $600 million.

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. While the Company has not completed its evaluation of the impact of FIN 48 on its financial statements, it believes that the application of FIN 48 will result in the derecognition of certain tax liabilities currently reflected in the Company's consolidated balance sheet with a corresponding decrease to the Company's accumulated deficit. The Company is unable to quantify the amount of these adjustments at this time.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements"("Statement 157"), which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. Statement 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. Liberty is currently evaluating the potential impact of the adoption of Statement 157 on its consolidated balance sheet, statements of operations and comprehensive earnings (loss), and statements of cash flows.

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("Statement 159"). Statement 159 permits entities to choose to measure many financial instruments, such as available-for-sale securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity's statement of operations. Currently under Statement of Financial Accounting Standards No. 115, entities are required to recognize changes in fair value of available-for-sale securities in the balance sheet in accumulated other comprehensive earnings. Statement 159 is effective as of the beginning of an entity's fiscal year that begins after November 15, 2007. Liberty is currently evaluating the potential impacts of Statement 159 on its financial statements and has not made a determination as to which of its financial instruments, if any, it will choose to apply the provisions of Statement 159.

B-1-49

(4)   Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,
	2006	2005	2004
	(amounts in millions)
Cash paid for acquisitions:
Fair value of assets acquired	$1,494	1	79
Net liabilities assumed	(227)	—	—
Deferred tax liabilities	(48)	—	—
Minority interest	(72)	—	12
Exchange of cost investment	(235)	—	—
Common stock issued	(36)	—	—

Cash paid for acquisitions, net of cash acquired	$876	1	91

Cash paid for interest	$510	477	515

Cash paid for income taxes	$152	161	49

(5)   Discontinued Operations

  Sale of OpenTV Corp.

        In October 2006, Liberty entered into an agreement with an unaffiliated third party to sell Liberty's controlling interest in OpenTV Corp. ("OPTV") for cash consideration of $132 million. As part of an agreement with OPTV, Liberty would pay up to $20 million of the cash proceeds to OPTV on the first anniversary of the closing, subject to the satisfaction of certain conditions. The sale was consummated on January 16, 2007. OPTV was attributed to the Capital Group.

  Sale of Ascent Entertainment Group, Inc.

        In December 2006, Liberty entered into an agreement with an unaffiliated third party to sell Liberty's 100% ownership interest in Ascent Entertainment Group, Inc. ("AEG") for $332 million in cash and 2.05 million shares of common stock of the buyer valued at approximately $50 million. AEG's primary operating subsidiary is On Command Corporation. Consummation of the transaction is subject to customary closing conditions, including regulatory approval, and is expected to occur in mid-2007. Subsequent to the closing, if consummated, Liberty would own approximately 9.9% of the buyer's outstanding common stock. AEG was attributed to the Capital Group.

  Spin Off of Discovery Holding Company

        On July 21, 2005 (the "DHC Spin Off Date"), Liberty completed the spin off (the "DHC Spin Off") of DHC to its shareholders. The DHC Spin Off was effected as a dividend by Liberty to holders of its Series A and Series B common stock of shares of DHC Series A and Series B common stock, respectively. Holders of Liberty common stock on July 15, 2005 received 0.10 of a share of DHC Series A common stock for each share of Liberty Series A common stock owned and 0.10 of a share of DHC Series B common stock for each share of Liberty Series B common stock owned. The DHC Spin Off did not involve the payment of any consideration by the holders of Liberty common stock and is intended to qualify as a tax-free transaction. At the time of the DHC Spin Off, DHC's assets were

B-1-50

comprised of Liberty's 100% ownership interest in Ascent Media Group, LLC, Liberty's 50% ownership interest in Discovery Communications, Inc. and $200 million in cash.

        Following the DHC Spin Off, DHC and Liberty operate independently, and neither has any stock ownership, beneficial or otherwise, in the other. In connection with the DHC Spin Off, DHC and Liberty entered into certain agreements in order to govern certain of the ongoing relationships between Liberty and DHC after the DHC Spin Off and to provide for an orderly transition. These agreements include a Reorganization Agreement, a Facilities and Services Agreement, a Tax Sharing Agreement and a Short-Term Credit Facility.

        The DHC Reorganization Agreement provides for, among other things, the principal corporate transactions required to effect the DHC Spin Off and cross indemnities. Pursuant to the DHC Facilities and Services Agreement, Liberty provides DHC with office space and certain general and administrative services including legal, tax, accounting, treasury, engineering and investor relations support. DHC reimburses Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for DHC's allocable portion of facilities costs and costs associated with any shared services or personnel.

        Under the DHC Tax Sharing Agreement, Liberty generally is responsible for U.S. federal, state and local and foreign income taxes owing with respect to consolidated returns which include both Liberty and DHC. DHC is responsible for all other taxes with respect to returns which include DHC, but do not include Liberty whether accruing before, on or after the DHC Spin Off. The DHC Tax Sharing Agreement requires that DHC will not take, or fail to take, any action where such action, or failure to act, would be inconsistent with or prohibit the DHC Spin Off from qualifying as a tax-free transaction. Moreover, DHC has indemnified Liberty for any loss resulting from such action or failure to act, if such action or failure to act precludes the DHC Spin Off from qualifying as a tax-free transaction.

  Spin Off of Liberty Media International, Inc.

        On June 7, 2004 (the "LMI Spin Off Date"), Liberty completed the spin off (the "LMI Spin Off") of its wholly-owned subsidiary, Liberty Media International, Inc., to its shareholders. Substantially all of the assets and businesses of LMI were attributed to Liberty's former International Group segment. In connection with the LMI Spin Off, holders of Liberty common stock on June 1, 2004 received 0.05 of a share of LMI Series A common stock for each share of Liberty Series A common stock owned and 0.05 of a share of LMI Series B common stock for each share of Liberty Series B common stock owned. The LMI Spin Off is intended to qualify as a tax-free spin off. For accounting purposes, the LMI Spin Off is deemed to have occurred on June 1, 2004, and no gain or loss was recognized by Liberty in connection with the LMI Spin Off due to the pro rata nature of the distribution.

        Following the LMI Spin Off, LMI and Liberty operate independently. In connection with the LMI Spin Off, LMI and Liberty entered into certain agreements in order to govern certain of the ongoing relationships between Liberty and LMI after the LMI Spin Off and to provide for an orderly transition. These agreements include a Reorganization Agreement and a Tax Sharing Agreement.

        The LMI Reorganization Agreement provided for, among other things, the principal corporate transactions required to effect the LMI Spin Off and cross indemnities.

        Under the LMI Tax Sharing Agreement, Liberty generally is responsible for U.S. federal, state and local and foreign income taxes owing with respect to consolidated returns which include both Liberty

B-1-51

and LMI. LMI is responsible for all other taxes with respect to returns which include LMI, but do not include Liberty whether accruing before, on or after the LMI Spin Off. The LMI Tax Sharing Agreement requires that LMI will not take, or fail to take, any action where such action, or failure to act, would be inconsistent with or prohibit the LMI Spin Off from qualifying as a tax-free transaction. Moreover, LMI has indemnified Liberty for any loss resulting from such action or failure to act, if such action or failure to act precludes the LMI Spin Off from qualifying as a tax-free transaction.

        In the third quarter of 2005, Liberty filed its 2004 tax return and adjusted the amount of net operating loss and capital loss carryforwards allocated to LMI. Such adjustment resulted in an increase to Liberty's deferred income tax liabilities and a reduction of additional paid-in capital of $28 million.

  DMX Music

        During the fourth quarter of 2004, the executive committee of the board of directors of Liberty approved a plan to dispose of Liberty's approximate 56% ownership interest in Maxide Acquisition, Inc. (d/b/a DMX Music, "DMX"). On February 14, 2005, DMX commenced proceedings under Chapter 11 of the United States Bankruptcy Code. DMX entered into an arrangement, subject to the approval by the Bankruptcy Court, to sell substantially all of its operating assets to an independent third party. On May 16, 2005, the Bankruptcy Court entered a written order approving the transaction, and the sale transaction was completed. As a result of the DMX Bankruptcy filing, Liberty deconsolidated DMX effective December 31, 2004. In connection with its decision to dispose of its ownership interest, Liberty recognized a $23 million impairment loss to write down the carrying value of the net assets of DMX to their estimated fair value based upon the aforementioned arrangement to sell the assets. Such loss has been included in loss from discontinued operations in the accompanying consolidated financial statements for the year ended December 31, 2004.

        The consolidated financial statements and accompanying notes of Liberty have been prepared reflecting OPTV, AEG, DHC, LMI and DMX as discontinued operations. Accordingly, the assets and liabilities, revenue, costs and expenses, and cash flows of these subsidiaries have been excluded from the respective captions in the accompanying consolidated balance sheets, statements of operations, statements of comprehensive earnings (loss) and statements of cash flows and have been reported separately in such consolidated financial statements.

        Certain combined statement of operations information for OPTV, AEG, DHC, LMI and DMX, which is included in earnings (loss) from discontinued operations, is as follows:

	Years ended December 31,
	2006	2005	2004
	(amounts in millions)
Revenue	$335	704	2,081
Loss before income taxes and minority interests	$(30)	(1)	(159)

        Liberty's tax basis in the common stock of each of OPTV and AEG as of December 31, 2006 exceeds their respective carrying amounts reported for financial reporting purposes. As of December 31, 2006, Liberty has recognized a deferred tax asset of $236 million for this excess tax basis with an offsetting deferred tax benefit, which is included in earnings from discontinued operations in the accompanying consolidated statement of operations. In 2004, Liberty recognized a similar deferred tax benefit of $38 million related to its tax basis in DMX and reported such benefit in its income tax

B-1-52

benefit for continuing operations for the year ended December 31, 2004. Liberty has revised its 2004 presentation to report the deferred tax benefit for DMX as a component of loss from discontinued operations.

(6)   Investments in Available-for-Sale Securities and Other Cost Investments

        Investments in AFS securities, which are recorded at their respective fair market values, and other cost investments are summarized as follows:

	December 31,
	2006	2005
	(amounts in millions)
Capital Group
News Corporation	$11,158	8,171
Time Warner Inc. ("Time Warner")(1)	3,728	2,985
Sprint Nextel Corporation ("Sprint")(2)	1,651	2,162
Motorola, Inc. ("Motorola")(3)	1,522	1,672
Other AFS equity securities(4)	830	964
Other AFS debt securities(5)	135	372
Other cost investments and related receivables	34	79

Total attributed Capital Group	19,058	16,405

Interactive Group
IAC/InterActiveCorp ("IAC")	2,572	1,960
Other AFS securities	—	124

Total attributed Interactive Group	2,572	2,084

Consolidated Liberty	21,630	18,489
Less short-term investments	(8)	—

	$21,622	18,489

(1)
Includes $198 million and $158 million of shares pledged as collateral for share borrowing arrangements at December 31, 2006 and 2005, respectively.

(2)
Includes $170 million and $94 million of shares pledged as collateral for share borrowing arrangements at December 31, 2006 and 2005, respectively.

(3)
Includes $1,068 million and $1,173 million of shares pledged as collateral for share borrowing arrangements at December 31, 2006 and 2005, respectively.

(4)
Includes $46 million and $156 million of shares pledged as collateral for share borrowing arrangements at December 31, 2006 and 2005, respectively.

(5)
At December 31, 2006, other AFS debt securities include $127 million of investments in third-party marketable debt securities held by Liberty parent and $8 million of such securities held by subsidiaries of Liberty. At December 31, 2005, such investments aggregated $372 million and zero, respectively.

B-1-53

  News Corporation

        In December 2006, Liberty announced that it had entered into an exchange agreement with News Corporation pursuant to which, if completed, Liberty would exchange its approximate 16.2% ownership interest in News Corporation for a subsidiary of News Corporation, which would own News Corporation's approximate 38.5% interest in The DirecTV Group, Inc., three regional sports television networks and approximately $550 million in cash. Consummation of the exchange, which is subject to various closing conditions, including approval by News Corporation's shareholders, regulatory approval and receipt of a favorable ruling from the IRS confirming that the exchange is tax-free, is expected in mid 2007.

        In November 2004, Liberty entered into total return equity swaps with a financial institution with respect to 92 million shares of News Corporation voting stock ("NWS"). Pursuant to the terms of the swap, the financial institution acquired the 92 million shares of NWS for Liberty's benefit for a weighted average strike price of $17.48. In December 2004, Liberty elected to terminate the swaps. In connection with such termination, Liberty delivered 86.9 million shares of News Corporation non-voting stock ("NWSA") with a fair market value of $1,608 million in exchange for the 92 million shares of NWS with a fair market value of $1,749 million. Accordingly, Liberty recognized a pre-tax gain on the swap transaction of $141 million, which is included in realized and unrealized gains on financial instruments and a pre-tax gain on the exchange of NWSA for NWS of $710 million, which is included in gains on dispositions. At December 31, 2006, Liberty has an approximate 16.2% economic interest and an approximate 19.1% voting interest in News Corporation.

  IAC/InterActiveCorp

        Effective August 9, 2005, IAC completed the spin-off of its subsidiary, Expedia, Inc. ("Expedia"). Shareholders of IAC, including Liberty, received one share of Expedia for each share of IAC owned. Subsequent to the spin-off of Expedia, Liberty owned approximately 20% of the outstanding Expedia common stock representing a 52% voting interest. However, under existing governance arrangements, the Chairman of Expedia is currently entitled to vote Liberty's shares of Expedia, subject to certain limitations. As Liberty has appointed two out of ten members of Expedia's board of directors, it accounts for this investment using the equity method of accounting. Liberty allocated its pre-spin off carrying value in IAC between IAC and Expedia based on the relative trading prices of IAC and Expedia. Unrealized holding gains included in the carrying value allocated to Expedia were reversed as part of this allocation.

        At December 31, 2006, Liberty owns approximately 24% of IAC common stock representing an approximate 57% voting interest. However, under existing governance arrangements, the Chairman of IAC is currently entitled to vote Liberty's shares, and due to the fact that Liberty has rights to appoint only two of thirteen members to the IAC board of directors, Liberty's ability to exert significant influence over IAC is limited at this time. Accordingly, Liberty accounts for this investment as an AFS security.

  Nontemporary Declines in Fair Value of Investments

        During the years ended December 31, 2006, 2005 and 2004, Liberty determined that certain of its AFS securities (including News Corporation in 2005) and cost investments experienced nontemporary declines in value. The primary factors considered by Liberty in determining the timing of the recognition for the majority of these impairments was the length of time the investments traded below

B-1-54

Liberty's cost bases and the lack of near-term prospects for recovery in the stock prices. As a result, the carrying amounts of such investments were adjusted to their respective fair values based primarily on quoted market prices at the balance sheet date. These adjustments are reflected as nontemporary declines in fair value of investments in the consolidated statements of operations. The amount of nontemporary decline recognized for Liberty's News Corporation voting shares in 2005 was $352 million.

  Unrealized Holdings Gains and Losses

        Unrealized holding gains and losses related to investments in AFS securities are summarized below.

	December 31, 2006		December 31, 2005
	Equity securities	Debt securities	Equity securities	Debt securities
	(amounts in millions)
Gross unrealized holding gains	$9,335	—	5,459	17
Gross unrealized holding losses	$(1)	—	(27)	—

        The aggregate fair value of securities with unrealized holding losses at December 31, 2006 was $6 million. None of these securities had unrealized losses for more than 12 continuous months.

(7)   Financial Instruments

        The Company's financial instruments are summarized as follows:

	December 31,
Type of derivative
	2006	2005
	(amounts in millions)
Assets
Equity collars	$1,218	1,568
Put spread collars	—	133
Other	361	83

	1,579	1,784
Less current portion	(239)	(661)

	$1,340	1,123

Liabilities
Borrowed shares	$1,482	1,581
Exchangeable debenture call option obligations	1,280	927
Put options	—	342
Equity collars	416	160
Other	12	16

	3,190	3,026
Less current portion	(1,484)	(1,939)

	$1,706	1,087

B-1-55

  Equity Collars and Put Options

        The Company has entered into equity collars, written put and call options and other financial instruments to manage market risk associated with its investments in certain marketable securities. These instruments are recorded at fair value based on option pricing models. Equity collars provide the Company with a put option that gives the Company the right to require the counterparty to purchase a specified number of shares of the underlying security at a specified price at a specified date in the future. Equity collars also provide the counterparty with a call option that gives the counterparty the right to purchase the same securities at a specified price at a specified date in the future. The put option and the call option generally have equal fair values at the time of origination resulting in no cash receipts or payments.

  Borrowed Shares

        From time to time and in connection with certain of its derivative instruments, Liberty borrows shares of the underlying securities from a counterparty and delivers these borrowed shares in settlement of maturing derivative positions. In these transactions, a similar number of shares that are owned by Liberty have been posted as collateral with the counterparty. These share borrowing arrangements can be terminated at any time at Liberty's option by delivering shares to the counterparty. The counterparty can terminate these arrangements at any time. The liability under these share borrowing arrangements is marked to market each reporting period with changes in value recorded in unrealized gains or losses in the consolidated statement of operations. The shares posted as collateral under these arrangements continue to be treated as AFS securities and are marked to market each reporting period with changes in value recorded as unrealized gains or losses in other comprehensive earnings.

  Exchangeable Debenture Call Option Obligations

        Liberty has issued senior exchangeable debentures which are exchangeable for the value of a specified number of shares of Sprint and Embarq Corporation common stock, Motorola common stock, Viacom Class B and CBS Corporation Class B common stock or Time Warner common stock, as applicable. (See note 9 for a more complete description of the exchangeable debentures.)

        Under Statement 133, the call option feature of the exchangeable debentures is reported separately from the long-term debt portion in Liberty's consolidated balance sheets at fair value. Changes in the fair value of the call option obligations are recognized as unrealized gains (losses) on derivative instruments in Liberty's consolidated statements of operations.

B-1-56

  Realized and Unrealized Gains (Losses) on Financial Instruments

        Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,
	2006	2005	2004
	(amounts in millions)
Exchangeable debenture call option obligations	$(353)	172	(129)
Equity collars	(59)	311	(941)
Borrowed shares	(32)	(205)	(227)
Put options	—	(66)	2
Other derivatives	165	45	11

	$(279)	257	(1,284)

(8)   Investments in Affiliates Accounted for Using the Equity Method

        Liberty has various investments accounted for using the equity method. The following table includes Liberty's carrying amount and percentage ownership of the more significant investments in affiliates at December 31, 2006 and the carrying amount at December 31, 2005:

	December 31, 2006		December 31, 2005
	Percentage ownership	Carrying amount	Carrying amount
	(dollar amounts in millions)
Expedia	21%	$1,254	1,213
GSN	50%	253	255
Court TV	N/A	—	297
Other	various	335	143

		$1,842	1,908

  Expedia

        IAC completed the spin off of Expedia on August 9, 2005. Accordingly, the Company recorded its share of earnings of Expedia for the five months ended December 31, 2005. The fair value of the

B-1-57

        Company's investment in Expedia was $1,452 million and $1,659 million at December 31, 2006 and 2005, respectively. Summarized unaudited financial information for Expedia is as follows:

Consolidated Balance Sheets

	December 31,
	2006	2005
	(amounts in millions)
Current assets	$1,183	590
Property and equipment	137	91
Goodwill	5,861	5,860
Intangible assets	1,029	1,177
Other assets	59	39

Total assets	$8,269	7,757

Current liabilities	$1,400	1,438
Deferred income taxes	369	369
Other liabilities	534	144
Minority interest	62	72
Stockholders' equity	5,904	5,734

Total liabilities and equity	$8,269	7,757

Consolidated Statements of Operations

	Years ended December 31,
	2006	2005
	(amounts in millions)
Revenue	$2,238	2,119
Cost of revenue	(503)	(480)

Gross profit	1,735	1,639
Selling, general and administrative expenses	(1,273)	(1,116)
Amortization	(111)	(126)

Operating income	351	397
Interest income	32	51
Other income (expense)	1	(33)
Income tax expense	(139)	(186)

Net earnings	$245	229

B-1-58

(9)   Long-Term Debt

        Debt is summarized as follows:

		Carrying value December 31,
	Outstanding principal December 31, 2006
		2006	2005
	(amounts in millions)
Capital Group
Senior exchangeable debentures
4% Senior Exchangeable Debentures due 2029	$869	254	251
3.75% Senior Exchangeable Debentures due 2030	810	234	231
3.5% Senior Exchangeable Debentures due 2031	600	238	235
3.25% Senior Exchangeable Debentures due 2031	551	119	117
0.75% Senior Exchangeable Debentures due 2023	1,750	1,637	1,552
Subsidiary debt	158	158	37

Total attributed Capital Group	4,738	2,640	2,423

Interactive Group
Senior notes and debentures
3.5% Senior Notes due 2006	—	—	121
Floating Rate Senior Notes due 2006	—	—	1,247
7.875% Senior Notes due 2009	670	667	666
7.75% Senior Notes due 2009	234	234	235
5.7% Senior Notes due 2013	802	800	800
8.5% Senior Debentures due 2029	500	495	495
8.25% Senior Debentures due 2030	902	895	895
QVC bank credit facilities	3,225	3,225	800
Other subsidiary debt	67	67	67

Total attributed Interactive Group	6,400	6,383	5,326

Total consolidated Liberty	$11,138	9,023	7,749

Less current maturities		(114)	(1,379)

Total long-term debt		$8,909	6,370

  Senior Notes and Debentures

        Interest on the Senior Notes and Senior Debentures is payable semi-annually based on the date of issuance.

        The Senior Notes and Senior Debentures are stated net of an aggregate unamortized discount of $17 million at each of December 31, 2006 and 2005. Such discount is being amortized to interest expense in the accompanying consolidated statements of operations.

  Senior Exchangeable Debentures

        Each $1,000 debenture of Liberty's 4% Senior Exchangeable Debentures is exchangeable at the holder's option for the value of 11.4743 shares of Sprint common stock and .5737 shares of Embarq

B-1-59

Corporation ("Embarq"), which Sprint spun off to its shareholders in May 2006. Liberty may, at its election, pay the exchange value in cash, Sprint and Embarq common stock or a combination thereof. Liberty, at its option, may redeem the debentures, in whole or in part, for cash generally equal to the face amount of the debentures plus accrued interest.

        Each $1,000 debenture of Liberty's 3.75% Senior Exchangeable Debentures is exchangeable at the holder's option for the value of 8.3882 shares of Sprint common stock and .4194 shares of Embarq common stock. Liberty may, at its election, pay the exchange value in cash, Sprint and Embarq common stock or a combination thereof. Liberty, at its option, may redeem the debentures, in whole or in part, for cash equal to the face amount of the debentures plus accrued interest.

        Each $1,000 debenture of Liberty's 3.5% Senior Exchangeable Debentures (the "Motorola Exchangeables") is exchangeable at the holder's option for the value of 36.8189 shares of Motorola common stock and, prior to the cash distribution described below, 4.0654 shares of Freescale Semiconductor, Inc. ("Freescale"), which Motorola spun off to its shareholders in December 2004. Such exchange value is payable, at Liberty's option, in cash, Motorola stock or a combination thereof. Liberty, at its option, may redeem the debentures, in whole or in part, for cash generally equal to the adjusted principal amount of the debentures plus accrued interest. As a result of the cash distribution described below, the adjusted principal amount of each $1,000 debenture is $837.38. Effective December 1, 2006, a consortium of private equity firms purchased all of the common stock of Freescale, including the Freescale common stock owned by Liberty. Pursuant to the terms of the indenture covering the Motorola Exchangeables, Liberty announced that it would make a cash distribution of $162.62 per $1,000 bond to holders of such bonds. Such distribution was made in January 2007, and Liberty reduced its outstanding debt by $97.6 million.

        Each $1,000 debenture of Liberty's 3.25% Senior Exchangeable Debentures is exchangeable at the holder's option for the value of 9.2833 shares of Viacom Class B common stock and 9.2833 shares of CBS Corporation ("CBS") Class B common stock, which Viacom spun off to its shareholders in December 2005. Such exchange value is payable at Liberty's option in cash, Viacom and CBS stock or a combination thereof. Liberty, at its option, may redeem the debentures, in whole or in part, for cash equal to the face amount of the debentures plus accrued interest.

        Each $1,000 debenture of Liberty's 0.75% Senior Exchangeable Debentures is exchangeable at the holder's option for the value of 57.4079 shares of Time Warner common stock. Liberty may, at its election, pay the exchange value in cash, Time Warner common stock, shares of Liberty common stock or a combination thereof. On or after April 5, 2008, Liberty, at its option, may redeem the debentures, in whole or in part, for shares of Time Warner common stock, cash or any combination thereof equal to the face amount of the debentures plus accrued interest. On March 30, 2008, March 30, 2013 or March 30, 2018, each holder may cause Liberty to purchase its exchangeable debentures, and Liberty, at its election, may pay the purchase price in shares of Time Warner common stock, cash, Liberty common stock, or any combination thereof.

        Interest on the Company's exchangeable debentures is payable semi-annually based on the date of issuance. At maturity, all of the Company's exchangeable debentures are payable in cash.

        In accordance with Statement 133, the call option feature of the exchangeable debentures is reported at fair value and separately from the long-term debt in the consolidated balance sheet. The reported amount of the long-term debt portion of the exchangeable debentures is calculated as the difference between the face amount of the debentures and the fair value of the call option feature on

B-1-60

the date of issuance. The long-term debt is accreted to its face amount over the expected term of the debenture using the effective interest method. Accordingly, at December 31, 2006, the difference between the principal amount and the carrying value of the long-term debt portion is the unamortized fair value of the call option feature that was recorded at the date of issuance of the respective debentures. Accretion related to the Company's exchangeable debentures aggregated $95 million, $89 million and $83 million during the years ended December 31, 2006, 2005 and 2004, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

  QVC Bank Credit Facilities

        Effective May 20, 2005, QVC entered into an unsecured $2 billion bank credit facility. In March 2006, such facility was refinanced with a new unsecured $3.5 billion bank credit facility, which was subsequently amended on October 4, 2006 (the "March 2006 Credit Agreement"). The March 2006 Credit Agreement is comprised of an $800 million U.S. dollar term loan that was drawn at closing, an $800 million U.S. dollar term loan that was drawn on September 18, 2006, a $600 million multi-currency term loan that was drawn in U.S. dollars on September 18, 2006, a $650 million U.S. dollar revolving loan and a $650 million multi-currency revolving loan. The foregoing multi-currency loans can be made, at QVC's option, in U.S. dollars, Japanese yen, U.K. pound sterling or euros. All loans are due and payable on March 3, 2011, and accrue interest at a rate equal to (i) LIBOR for the interest period selected by QVC plus a margin that varies based on QVC's leverage ratio or (ii) the higher of the Federal Funds Rate plus 0.50% or the prime rate announced by JP Morgan Chase Bank, N.A. from time to time. The weighted average interest rate for all borrowings under the March 2006 Credit Agreement at December 31, 2006 was 6.11%. QVC is required to pay a commitment fee quarterly in arrears on the unused portion of the commitments.

        On October 4, 2006, QVC entered into a new credit agreement (the "October 2006 Credit Agreement"), which provides for an additional unsecured $1.75 billion credit facility, consisting of an $800 million initial term loan made on October 13, 2006 and $950 million of delayed draw term loans to be made from time to time upon the request of QVC. The delayed draw term loans are available until September 30, 2007 and are subject to reductions in the principal amount available starting on March 31, 2007. The loans bear interest at a rate equal to (i) LIBOR for the interest period selected by QVC plus a margin that varies based on QVC's leverage ratio or (ii) the higher of the Federal Funds Rate plus 0.50% or the prime rate announced by Wachovia Bank, N.A. from time to time. The weighted average interest rate for all borrowings under the October 2006 Credit Agreement at December 31, 2006 was 6.10%. QVC is required to pay a commitment fee quarterly in arrears on the unused portion of the commitments. The loans are scheduled to mature on October 4, 2011.

        The March 2006 Credit Agreement and the October 2006 Credit Agreement contain restrictive covenants, which require among other things, the maintenance of certain financial ratios and include limitations on indebtedness, liens, encumbrances, dispositions, guarantees and dividends. QVC was in compliance with its debt covenants at December 31, 2006. QVC's ability to borrow the unused portion of its credit agreements is dependent on its continuing compliance with such covenants both before and after giving effect to such additional borrowing.

B-1-61

  QVC Interest Rate Swap Arrangements

        During 2006, QVC entered into seven separate interest rate swap arrangements with an aggregate notional amount of $1,400 million to manage the cash flow risk associated with interest payments on its variable rate debt. The swap arrangements provide for QVC to make fixed payments at a rate of 4.9575% and to receive variable payments at 3 month LIBOR. QVC also entered into three separate interest rate swap arrangements with an aggregate notional amount of $800 million. These swap arrangements provide for QVC to make fixed payments at a rate of 5.2928% and to receive variable payments at 3 month LIBOR. All of the swap arrangements expire in March 2011 contemporaneously with the maturity of the March 2006 Credit Agreement. Liberty accounts for the swap arrangements as cash flow hedges with the effective portions of changes in the fair value reflected in other comprehensive earnings in the accompanying consolidated balance sheet.

  Other Subsidiary Debt

        Other subsidiary debt at December 31, 2006 is comprised of capitalized satellite transponder lease obligations and Starz Media bank debt.

  Five Year Maturities

        The U.S. dollar equivalent of the annual principal maturities of Liberty's debt for each of the next five years is as follows (amounts in millions):

2007	$114
2008	$1,768
2009	$969
2010	$69
2011	$3,240

  Fair Value of Debt

        Liberty estimates the fair value of its debt based on the quoted market prices for the same or similar issues or on the current rate offered to Liberty for debt of the same remaining maturities. The fair value of Liberty's publicly traded debt is as follows:

	December 31,
	2006	2005
	(amounts in millions)
Fixed rate senior notes	$1,678	1,838
Senior debentures	$1,422	1,347
Senior exchangeable debentures, including call option obligation	$4,361	3,858

        Liberty believes that the carrying amount of its subsidiary debt, which is primarily variable rate debt, approximated fair value at December 31, 2006.

B-1-62

(10) Income Taxes

        Income tax benefit (expense) consists of:

	Years ended December 31,
	2006	2005	2004
	(amounts in millions)
Current:
Federal	$(513)	(100)	(178)
State and local	(92)	(75)	(61)
Foreign	(112)	(88)	(114)

	(717)	(263)	(353)

Deferred:
Federal	362	219	123
State and local	99	172	63
Foreign	4	(2)	8

	465	389	194

Income tax benefit (expense)	$(252)	126	(159)

        Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2006	2005	2004
	(amounts in millions)
Computed expected tax benefit (expense)	$(336)	59	(92)
Change in estimated foreign and state tax rates	130	147	2
State and local income taxes, net of federal income taxes	(34)	7	(4)
Foreign taxes, net of foreign tax credits	(20)	(31)	(47)
Change in valuation allowance affecting tax expense	76	(40)	(3)
Impairment of goodwill not deductible for tax purposes	(39)	—	—
Disposition of nondeductible goodwill in sales transaction	(43)	—	—
Minority interest	(10)	(10)	(6)
Dividends received deduction	12	12	—
Disqualifying disposition of incentive stock options not deductible for book purposes	14	—	—
Other, net	(2)	(18)	(9)

Income tax benefit (expense)	$(252)	126	(159)

B-1-63

        The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,
	2006	2005
	(amounts in millions)
Deferred tax assets:
Net operating and capital loss carryforwards	$470	513
Accrued stock compensation	79	90
Other future deductible amounts	485	399

Deferred tax assets	1,034	1,002
Valuation allowance	(93)	(155)

Net deferred tax assets	941	847

Deferred tax liabilities:
Investments	6,885	6,048
Intangible assets	2,362	2,523
Discount on exchangeable debentures	981	1,006
Other	369	89

Deferred tax liabilities	10,597	9,666

Net deferred tax liabilities	$9,656	8,819

        The Company's deferred tax assets and liabilities are reported in the accompanying consolidated balance sheets as follows:

	December 31,
	2006	2005
	(amounts in millions)
Current deferred tax asset	$(128)	(46)
Current deferred tax liabilities	—	169
Long-term deferred tax liabilities	9,784	8,696

Net deferred tax liabilities	$9,656	8,819

        The Company's valuation allowance decreased $76 million in 2006 related to the recognition of a tax benefit and increased $14 million due to acquisitions.

        At December 31, 2006, Liberty had net operating and capital loss carryforwards for income tax purposes aggregating approximately $893 million which, if not utilized to reduce taxable income in future periods, will expire as follows: 2009: $351 million; 2011: $169 million and beyond 2011: $373 million. Of the foregoing net operating and capital loss carryforward amount, approximately $288 million is subject to certain limitations and may not be currently utilized. The remaining $605 million is currently available to be utilized to offset future taxable income of Liberty's consolidated tax group.

B-1-64

        Since the date Liberty issued its exchangeable debentures, it has claimed interest deductions on such exchangeable debentures for federal income tax purposes based on the "comparable yield" at which it could have issued a fixed-rate debenture with similar terms and conditions. In all instances, this policy has resulted in Liberty claiming interest deductions significantly in excess of the cash interest currently paid on its exchangeable debentures. In this regard, Liberty has deducted $2,218 million in cumulative interest expense associated with the exchangeable debentures since the Company's 2001 split off from AT&T Corp. ("AT&T"). Of that amount, $629 million represents cash interest payments. Interest deducted in prior years on its exchangeable debentures has contributed to net operating losses ("NOLs") that may be carried to offset taxable income in 2006 and later years. These NOLs and current interest deductions on its exchangeable debentures are being used to offset taxable income currently being generated.

        The IRS has issued Technical Advice Memorandums ("TAMs") challenging the current deductibility of interest expense claimed on exchangeable debentures issued by other companies. The TAMs conclude that such interest expense must be capitalized as basis to the shares referenced in the exchangeable debentures. If the IRS were to similarly challenge Liberty's tax treatment of these interest deductions, and ultimately win such challenge, there would be no impact to Liberty's reported total tax expense as the resulting increase in current tax expense would be offset by a decrease in its deferred tax expense. However, Liberty would be required to make current federal income tax payments and may be required to make interest payments to the IRS. These payments could prove to be significant.

(11) Stockholders' Equity

  Preferred Stock

        Liberty's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by Liberty's Board of Directors. As of December 31, 2006, no shares of preferred stock were issued.

  Common Stock

        Liberty's Capital Series A common stock and Interactive Series A common stock each has one vote per share, and its Capital Series B common stock and Interactive Series B common stock each has ten votes per share. Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock of the same group.

        As of December 31, 2006, there were 2.3 million and 1.5 million shares of Liberty Capital Series A common stock and Series B common stock, respectively, reserved for issuance under exercise privileges of outstanding stock options.

        As of December 31, 2006, there were 21.5 million and 7.5 million shares of Liberty Interactive Series A common stock and Series B common stock, respectively, reserved for issuance under exercise privileges of outstanding stock options.

        In addition to the Liberty Capital Series A and Series B common stock and the Liberty Interactive Series A and Series B common stock, there are 300 million and 1,500 million shares of Liberty Capital Series C and Liberty Interactive Series C common stock, respectively, authorized for issuance. As of December 31, 2006, no shares of either Series C common stock were issued or outstanding.

B-1-65

        Prior to the Restructuring, the Company retired the 10,000,000 shares of Liberty Series B common stock held in treasury and returned them to the status of authorized and available for issuance.

  Purchases of Common Stock

        During the period from May 10, 2006 to December 31, 2006, the Company repurchased 51.6 million shares of Liberty Interactive Series A common stock in the open market for aggregate cash consideration of $954 million. Such shares were repurchased pursuant to a previously announced share repurchase program and have been retired and returned to the status of authorized and available for issuance.

        During the period from May 10, 2006 to December 31 2006, the Company sold put options on Liberty Capital Series A common stock and Liberty Interactive Series A common stock for aggregate cash proceeds of approximately $7 million. All such put options expired out of the money prior to December 31, 2006. The Company accounted for these put options pursuant to Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." Accordingly, the put options were recorded in derivative instrument liabilities at fair value and changes in the fair value are included in realized and unrealized gains (losses) on financial instruments in the accompanying consolidated statement of operations.

        During 2005, Liberty sold put options with respect to shares of its Series A common stock for net cash proceeds of $2 million. All such puts expired out of the money in 2006.

        During the year ended December 31, 2004, the Company acquired approximately 96.0 million shares of its Series B common stock from the estate and family of the late founder of Liberty's former parent in exchange for approximately 105.4 million shares of Liberty Series A common stock.

        On July 28, 2004, Liberty completed a transaction with Comcast pursuant to which Liberty repurchased 120.3 million shares of its Series A common stock (valued at $1,017 million) held by Comcast in exchange for 100% of the stock of Encore ICCP, Inc. ("Encore ICCP"), a wholly owned subsidiary of Liberty. At the time of the exchange, Encore ICCP held Liberty's 10% ownership interest in E! Entertainment Television, Liberty's 100% ownership interest in International Channel Networks, all of Liberty's rights, benefits and obligations under a TCI Music contribution agreement, and $547 million in cash. The transaction also resolved all litigation pending between Comcast and Liberty regarding the TCI Music contribution agreement, to which Comcast succeeded as part of its acquisition of AT&T Broadband in November of 2002. In connection with this transaction, Liberty recognized a pre-tax gain on disposition of assets of $387 million.

        During 2004, Liberty entered into zero-strike call spreads ("Z-Call") with respect to six million shares of its Series A common stock. Liberty net cash settled all of its Z-calls during the first quarter of 2005 for net cash proceeds of $63 million, which primarily represented the return of collateral posted by Liberty in 2004. Liberty accounts for the Z-Calls pursuant to Statement No. 150. Changes in the fair value of the Z-Calls are included in realized and unrealized gains (losses) on derivative instruments in the accompanying consolidated statement of operations.

B-1-66

(12) Transactions with Officers and Directors

  Chairman's Employment Agreement

        The Chairman's employment agreement provides for, among other things, deferral of a portion (not in excess of 40%) of the monthly compensation payable to him for all employment years commencing on or after January 1, 1993. The deferred amounts will be payable in monthly installments over a 20-year period commencing on the termination of the Chairman's employment, together with interest thereon at the rate of 8% per annum compounded annually from the date of deferral to the date of payment. The aggregate liability under this arrangement at December 31, 2006 is $2.0 million, and is included in other liabilities in the accompanying consolidated balance sheet.

        The Chairman's employment agreement also provides that in the event of termination of his employment with Liberty, he will be entitled to receive 240 consecutive monthly payments equal to $15,000 increased at the rate of 12% per annum compounded annually from January 1, 1988 to the date payment commences ($115,350 per month as of December 31, 2006). Such payments would commence on the first day of the month succeeding the termination of employment. In the event of the Chairman's death, his beneficiaries would be entitled to receive the foregoing monthly payments. The aggregate liability under this arrangement at December 31, 2006 is $27.7 million, and is included in other liabilities in the accompanying consolidated balance sheet.

        The Company's Chairman deferred a portion of his monthly compensation under his previous employment agreement with Tele-Communications, Inc. ("TCI"). The Company assumed the obligation to pay that deferred compensation in connection with the TCI/AT&T Merger in 1999. The deferred obligation (together with interest at the rate of 13% per annum compounded annually), which aggregated $15.7 million at December 31, 2006 and is included in other liabilities in the accompanying consolidated balance sheets, is payable on a monthly basis, following the occurrence of specified events, under the terms of the previous employment agreement. The rate at which interest accrues on the deferred obligation was established in 1983 pursuant to the previous employment agreement.

  Other

        In September 2000, certain officers of Liberty purchased a 6% common stock interest in a subsidiary for $1.3 million. Such subsidiary owned an indirect interest in an entity that held certain of Liberty's investments in satellite and technology related assets. Liberty and the officers entered into a shareholders agreement in which the officers could require Liberty to purchase, after five years, all or part of their common stock interest in exchange for Liberty Series A stock at the then fair market value. In addition, Liberty had the right to purchase, in exchange for Liberty Series A common stock, the common stock interests held by the officers at fair market value at any time. During 2001, two of the officers resigned their positions with the Company, and the Company purchased their respective interests in the subsidiary for the original purchase price plus 6% interest. In December 2005, Liberty redeemed all of the remaining shares of common stock of the subsidiary from the officers for aggregate cash proceeds of $80.

(13) Stock Options and Stock Appreciation Rights

  Liberty—Incentive Plans

        Pursuant to the Liberty Media Corporation 2000 Incentive Plan, as amended from time to time (the "Liberty Incentive Plan"), the Company has granted to certain of its employees stock options,

B-1-67

SARs and stock options with tandem SARs (collectively, "Awards") to purchase shares of Liberty Capital and Liberty Interactive Series A and Series B common stock. The Liberty Incentive Plan provides for Awards to be made in respect of a maximum of 48 million shares of common stock of Liberty. Liberty issues new shares upon exercise of equity awards.

        On December 17, 2002, shareholders of the Company approved the Liberty Media Corporation 2002 Nonemployee Director Incentive Plan, as amended from time to time (the "NDIP"). Under the NDIP, the Liberty Board of Directors (the "Liberty Board") has the full power and authority to grant eligible nonemployee directors stock options, SARs, stock options with tandem SARs, and restricted stock.

  Liberty—Grants

        Awards granted pursuant to the Liberty Incentive Plan and the NDIP during 2004 through the Restructuring in 2006 are provided in the table below. The exercise prices in the table represent the exercise price on the date of grant and have not been adjusted for the effects of the LMI Spin Off, the DHC Spin Off or the Restructuring, as applicable.

Grant year	Grant group	Grant type	Number of awards granted	Weighted average exercise price	Vesting period	Term	Weighted average grant date fair value
Series A Awards
2004	Employees	SARs	4,011,450	$8.45	5 years	10 years	$4.36
2004	Non-employee directors	SARs	66,000	$11.00	1 year	10 years	$5.84
2005	Employees	Options	9,076,750	$8.26	4 years	7 years	$2.34
2005	Non-employee directors	SARs	55,000	$10.36	1 year	10 years	$4.50
2006	Employees	Options	2,473,275	$8.24	4 years	7 years	$2.28
2006	Non-employee directors	Options	150,000	$8.70	1 year	10 years	$2.74
Series B Awards
2005	Employees	Options	1,800,000	$9.21	3 years	10 years	$4.67

        Subsequent to the Restructuring, Liberty granted 10,018,000 options to purchase Liberty Interactive Series A stock to officers and employees of certain of its subsidiaries. Such options had an estimated weighted average grant-date fair value of $4.94 per share.

        The estimated fair values of the options noted above are based on the Black-Scholes model. The key assumptions used in the model for purposes of these calculations generally include the following: (a) a discount rate equal to the Treasury rate for bonds with the same expected term as the Award; (b) a 21% volatility factor; (c) the expected term of the Award; (d) the closing price of the respective common stock on the date of grant; and (e) an expected dividend rate of zero.

B-1-68

  Liberty—Outstanding Awards

        The following tables present the number and weighted average exercise price ("WAEP") of certain options, SARs and options with tandem SARs to purchase Liberty common stock granted to certain officers, employees and directors of the Company.

	Liberty Series A common stock	WAEP	Liberty Series B common stock	WAEP
	(numbers of options in thousands)
Outstanding at January 1, 2006	51,729	$9.23	29,965	$10.92
Granted	2,623	$8.28	—
Exercised	(6,659)	$0.73	—
Forfeited	(117)	$18.69	—
Converted to Liberty Capital and Liberty Interactive	(47,576)	$10.34	(29,965)	$10.92

Outstanding at December 31, 2006	—		—

	Liberty Capital				Liberty Interactive
	Series A common stock	WAEP	Series B common stock	WAEP	Series A common stock	WAEP	Series B common stock	WAEP
	(numbers of options in thousands)
Outstanding at January 1, 2006	—		—		—		—
Converted from Liberty Series A and Series B	2,378	$94.62	1,498	$101.37	11,889	$21.48	7,491	$23.41
Granted	—		—		10,018	$18.04	—
Exercised	(39)	$57.40	—		(187)	$13.06	—
Forfeited	(21)	$268.28	—		(217)	$34.32	—

Outstanding at December 31, 2006	2,318	$93.24	1,498	$101.37	21,503	$19.71	7,491	$23.41

Exercisable at December 31, 2006	1,620	$100.33	1,438	$102.03	8,393	$22.59	7,191	$23.56

        The following table provides additional information about outstanding options to purchase Liberty common stock at December 31, 2006.

	No. of outstanding options (000's)	WAEP of outstanding options	Weighted average remaining life	Aggregate intrinsic value (000's)	No. of exercisable options (000's)	WAEP of exercisable options	Aggregate intrinsic value (000's)
Capital Series A	2,318	$93.24	5.0 years	$25,671	1,620	$100.33	$10,883
Capital Series B	1,498	$101.37	4.4 years	$1,171	1,438	$102.03	$390
Interactive Series A	21,503	$19.71	5.7 years	$60,413	8,393	$22.59	$11,942
Interactive Series B	7,491	$23.41	4.4 years	$950	7,191	$23.56	$317

  Liberty—Exercises

        The aggregate intrinsic value of all options exercised during the years ended December 31, 2006, 2005 and 2004 was $52 million, $109 million and $16 million, respectively.

B-1-69

  Liberty—Restricted Stock

        The following table presents the number and weighted average grant-date fair value ("WAFV") of unvested restricted shares of Liberty common stock held by certain officers and employees of the Company as of December 31, 2006 (numbers of shares in thousands).

	Number of shares	WAFV
Liberty Capital Series A	175	$90.17
Liberty Interactive Series A	747	$22.55

        The aggregate fair value of all restricted shares of Liberty common stock that vested during the years ended December 31, 2006, 2005 and 2004 was $30 million, $35 million and less than $1 million, respectively.

  QVC Awards

        QVC had a qualified and nonqualified combination stock option/stock appreciation rights plan (collectively, the "Tandem Plan") for employees, officers, directors and other persons designated by the Stock Option Committee of QVC's board of directors. Under the Tandem Plan, the option price was generally equal to the fair market value, as determined by an independent appraisal, of a share of the underlying common stock of QVC at the date of the grant. If the eligible participant elected the SAR feature of the Tandem Plan, the participant received 75% of the excess of the fair market value of a share of QVC common stock over the exercise price of the option to which it was attached at the exercise date. QVC applied fixed plan accounting in accordance with APB Opinion No. 25. Under the Tandem Plan, option/SAR terms were ten years from the date of grant, with options/SARs generally becoming exercisable over four years from the date of grant. During the years ended December 31, 2006, 2005 and 2004, QVC received cash proceeds from the exercise of options aggregating $48 million, $46 million and $39 million, respectively. In 2005 and 2004, QVC also repurchased shares of common stock issued upon exercise of stock options in prior years. Cash payments aggregated $71 million and $168 million, respectively, for these repurchases.

        On August 14, 2006, QVC terminated the Tandem Plan and offered to exchange Liberty Interactive Share Units, as defined below, for all outstanding unvested QVC Awards as of September 30, 2006 (the "Exchange Offer"). At the time of the Exchange Offer, there were 150,234 outstanding options to purchase QVC common stock. Of those outstanding options, 70,168 were vested and exercisable and 80,066 were unvested. Each holder of unvested QVC options who accepted the Exchange Offer received Liberty Interactive Share Units in an amount equal to the in-the-money value of the exchanged QVC options divided by the closing market price of Liberty Interactive Series A common stock on the trading day preceding commencement of the Exchange Offer. Liberty Interactive Share Units vest on the same vesting schedule as the unvested QVC Awards and represent the right to receive a cash payment equal to the value of Liberty Interactive common stock on the vesting date. All unvested QVC Awards were exchanged for approximately 2,348,000 Liberty Interactive Share Units. Liberty accounted for the Exchange Offer as a settlement of the outstanding unvested QVC Awards. The difference between the fair value of the Liberty Interactive Share Units and the fair value of unvested QVC Awards has been reflected as a reduction to stock-based compensation in the accompanying consolidated statement of operations.

B-1-70

        Also on August 14, 2006, a subsidiary of Liberty offered to purchase for cash all outstanding shares of QVC common stock owned by officers and employees of QVC and all vested QVC Awards (the "Tender Offer"). Officers and employees of QVC owned 54,973 shares or 1.09% of QVC common stock at the time of the Tender Offer. The Exchange Offer and the Tender Offer both expired on September 30, 2006. All vested QVC Awards and 49,575 outstanding shares of QVC common stock were tendered as of September 30, 2006 resulting in cash payments aggregating approximately $258 million. The remaining 5,398 shares of QVC common stock were redeemed subsequent to September 30, 2006 for additional aggregate cash payments of approximately $17 million. Liberty accounted for the cash paid for outstanding shares of QVC common stock as the acquisition of a minority interest. The difference between the cash paid and the carrying value of the minority interest was allocated to intangible assets using a purchase accounting model. The cash paid for vested options was less than the carrying value of the related liability. Such difference has been reflected as a reduction to stock-based compensation in the accompanying consolidated statement of operations. The aggregate credit to stock-based compensation for the Exchange Offer and the Tender Offer was $24 million. Subsequent to the completion of the foregoing transactions, Liberty owns 100% of the equity of QVC.

  Starz Entertainment

        Starz Entertainment has outstanding Phantom Stock Appreciation Rights ("PSARS") held by its former chief executive officer. Such PSARs are fully vested and expire on October 17, 2011, and Starz Entertainment has accrued $130 million as of December 31, 2006 related to the PSARs. Such amount is payable in cash, Liberty common stock or a combination thereof. In December 2005, Starz Entertainment terminated a second PSAR plan for certain of its other executive officers and made cash payments aggregating $7 million upon termination.

  Other

        Certain of the Company's other subsidiaries have stock based compensation plans under which employees and non-employees are granted options or similar stock based awards. Awards made under these plans vest and become exercisable over various terms. The awards and compensation recorded, if any, under these plans is not significant to Liberty.

(14) Employee Benefit Plans

        Liberty is the sponsor of the Liberty Media 401(k) Savings Plan (the "Liberty 401(k) Plan"), which provides its employees and the employees of certain of its subsidiaries an opportunity for ownership in the Company and creates a retirement fund. The Liberty 401(k) Plan provides for employees to make contributions to a trust for investment in Liberty common stock, as well as several mutual funds. The Company and its subsidiaries make matching contributions to the Liberty 401(k) Plan based on a percentage of the amount contributed by employees. In addition, certain of the Company's subsidiaries have similar employee benefit plans. Employer cash contributions to all plans aggregated $30 million, $22 million and $22 million for the years ended December 31, 2006, 2005 and 2004, respectively.

B-1-71

(15) Other Comprehensive Earnings (Loss)

        Accumulated other comprehensive earnings (loss) included in Liberty's consolidated balance sheets and consolidated statements of stockholders' equity reflect the aggregate of foreign currency translation adjustments and unrealized holding gains and losses on AFS securities.

        The change in the components of accumulated other comprehensive earnings (loss), net of taxes, is summarized as follows:

	Foreign currency translation adjustments	Unrealized holding gains (losses) on securities	Accumulated other comprehensive earnings (loss), net of taxes
	(amounts in millions)
Balance at January 1, 2004	$(286)	3,519	3,233
Other comprehensive earnings	20	1,004	1,024
Contribution to LMI	—	(51)	(51)
Other activity	9	(9)	—

Balance at December 31, 2004	(257)	4,463	4,206
Other comprehensive earnings (loss)	307	(1,101)	(794)

Balance at December 31, 2005	50	3,362	3,412
Other comprehensive earnings	111	2,420	2,531

Balance at December 31, 2006	$161	5,782	5,943

        Included in Liberty's accumulated other comprehensive earnings (loss) at December 31, 2004 was $123 million, net of income taxes, of foreign currency translation losses related to Cablevisión, S.A. ("Cablevisión"), a former equity method investment of Liberty, and $186 million, net of income taxes, of foreign currency translation losses related to Telewest Global, Inc. ("Telewest"), another former equity method investment of Liberty. In the first quarter of 2005, Liberty disposed of its interests in Cablevisión and Telewest. Accordingly, Liberty recognized in its statement of operations $488 million of foreign currency translation losses (before income tax benefits) related to Cablevisión and Telewest that were previously included in accumulated other comprehensive earnings (loss).

B-1-72

        The components of other comprehensive earnings (loss) are reflected in Liberty's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of- tax amount
	(amounts in millions)
Year ended December 31, 2006:
Foreign currency translation adjustments	$179	(68)	111
Unrealized holding gains on securities arising during period	4,202	(1,597)	2,605
Reclassification adjustment for holding gains realized in net loss	(298)	113	(185)

Other comprehensive earnings	$4,083	(1,552)	2,531

Year ended December 31, 2005:
Foreign currency translation adjustments	$(8)	3	(5)
Reclassification adjustment for currency losses realized in net earnings	503	(191)	312
Unrealized holding losses on securities arising during period	(1,808)	687	(1,121)
Reclassification adjustment for holding gains realized in net earnings	350	(133)	217
Reclass unrealized gain on AFS security	(318)	121	(197)

Other comprehensive loss	$(1,281)	487	(794)

Year ended December 31, 2004:
Foreign currency translation adjustments	$33	(13)	20
Unrealized holding losses on securities arising during period	2,443	(953)	1,490
Reclassification adjustment for holding gains realized in net earnings	(797)	311	(486)

Other comprehensive earnings	$1,679	(655)	1,024

(16) Transactions with Related Parties

        Starz Entertainment pays Revolution Studios ("Revolution"), an equity affiliate, fees for the rights to exhibit films produced by Revolution. Payments aggregated $69 million, $84 million and $99 million in 2006, 2005 and 2004, respectively.

(17) Commitments and Contingencies

  Film Rights

        Starz Entertainment, a wholly-owned subsidiary of Liberty, provides premium video programming distributed by cable operators, direct-to-home satellite providers and other distributors throughout the United States. Starz Entertainment has entered into agreements with a number of motion picture producers which obligate Starz Entertainment to pay fees ("Programming Fees") for the rights to exhibit certain films that are released by these producers. The unpaid balance of Programming Fees for films that were available for exhibition by Starz Entertainment at December 31, 2006 is reflected as a liability in the accompanying consolidated balance sheet. The balance due as of December 31, 2006 is payable as follows: $110 million in 2007; $9 million in 2008; and $8 million thereafter.

        Starz Entertainment has also contracted to pay Programming Fees for films that have been released theatrically, but are not available for exhibition by Starz Entertainment until some future date.

B-1-73

These amounts have not been accrued at December 31, 2006. Starz Entertainment's estimate of amounts payable under these agreements is as follows: $538 million in 2007; $148 million in 2008; $93 million in 2009; $87 million in 2010; $31 million in 2011 and $67 million thereafter.

        In addition, Starz Entertainment is also obligated to pay Programming Fees for all qualifying films that are released theatrically in the United States by studios owned by The Walt Disney Company ("Disney") through 2009, all qualifying films that are released theatrically in the United States by studios owned by Sony Pictures Entertainment ("Sony") through 2010 and all qualifying films produced for theatrical release in the United States by Revolution through 2006. Films are generally available to Starz Entertainment for exhibition 10-12 months after their theatrical release. The Programming Fees to be paid by Starz Entertainment are based on the quantity and the domestic theatrical exhibition receipts of qualifying films. As these films have not yet been released in theatres, Starz Entertainment is unable to estimate the amounts to be paid under these output agreements. However, such amounts are expected to be significant.

        In addition to the foregoing contractual film obligations, each of Disney and Sony has the right to extend its contract for an additional three years. If Sony elects to extend its contract, Starz Entertainment has agreed to pay Sony a total of $190 million in four annual installments of $47.5 million beginning in 2011. This option expires December 31, 2007. If made, Starz Entertainment's payments to Sony would be amortized ratably as programming expense over the extension period beginning in 2011. An extension of this agreement would also result in the payment by Starz Entertainment of Programming Fees for qualifying films released by Sony during the extension period. If Disney elects to extend its contract, Starz Entertainment is not obligated to pay any amounts in excess of its Programming Fees for qualifying films released by Disney during the extension period. The Disney option expires December 31, 2007.

  Guarantees

        Liberty guarantees Starz Entertainment's obligations under certain of its studio output agreements. At December 31, 2006, Liberty's guarantees for obligations for films released by such date aggregated $695 million. While the guarantee amount for films not yet released is not determinable, such amount is expected to be significant. As noted above, Starz Entertainment has recognized the liability for a portion of its obligations under the output agreements. As this represents a commitment of Starz Entertainment, a consolidated subsidiary of Liberty, Liberty has not recorded a separate liability for its guarantee of these obligations.

        In connection with agreements for the sale of certain assets, Liberty typically retains liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. Liberty generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by Liberty. These types of indemnification guarantees typically extend for a number of years. Liberty is unable to estimate the maximum potential liability for these types of indemnification guarantees as the sale agreements typically do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, Liberty has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

B-1-74

  Operating Leases

        Liberty leases business offices, has entered into satellite transponder lease agreements and uses certain equipment under lease arrangements. Rental expense under such arrangements amounted to $32 million, $33 million and $39 million for the years ended December 31, 2006, 2005 and 2004, respectively.

        A summary of future minimum lease payments under noncancelable operating leases as of December 31, 2006 follows (amounts in millions):

Years ending December 31:
2007	$28
2008	$24
2009	$21
2010	$16
2011	$13
Thereafter	$31

        It is expected that in the normal course of business, leases that expire generally will be renewed or replaced by leases on other properties; thus, it is anticipated that future lease commitments will not be less than the amount shown for 2006.

  Litigation

        Liberty has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible Liberty may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

  Other

        During the period from March 9, 1999 to August 10, 2001, Liberty was included in the consolidated federal income tax return of AT&T and was a party to a tax sharing agreement with AT&T (the "AT&T Tax Sharing Agreement"). While Liberty was a subsidiary of AT&T, Liberty recorded its stand-alone tax provision on a separate return basis. Under the AT&T Tax Sharing Agreement, Liberty received a cash payment from AT&T in periods when Liberty generated taxable losses and such taxable losses were utilized by AT&T to reduce its consolidated income tax liability. To the extent such losses were not utilized by AT&T, such amounts were available to reduce federal taxable income generated by Liberty in future periods, similar to a net operating loss carryforward, and were accounted for as a deferred federal income tax benefit. Subsequent to Liberty's split off from AT&T, if adjustments are made to amounts previously paid under the AT&T Tax Sharing Agreement, such adjustments are reflected as adjustments to additional paid-in capital. During the period from March 10, 1999 to December 31, 2002, Liberty received cash payments from AT&T aggregating $670 million as payment for Liberty's taxable losses that AT&T utilized to reduce its income tax liability.

        Also, pursuant to the AT&T Tax Sharing Agreement and in connection with Liberty's split off from AT&T, AT&T was required to pay Liberty an amount equal to 35% of the amount of the net operating losses reflected in TCI's final federal income tax return ("TCI NOLs") that had not been used as an

B-1-75

offset to Liberty's obligations under the AT&T Tax Sharing Agreement and that had been, or were reasonably expected to be, utilized by AT&T. In connection with the split off, Liberty received an $803 million payment for TCI's NOLs and recorded such payment as an increase to additional paid-in capital. Liberty was not paid for certain of TCI's NOLs ("SRLY NOLs") due to limitations and uncertainty regarding AT&T's ability to use them to offset taxable income in the future. In the event AT&T was ultimately able to use any of the SRLY NOLs, they would be required to pay Liberty 35% of the amount of the SRLY NOLs used. In the fourth quarter of 2004 and in connection with the completion of an IRS audit of TCI's tax return for 1994, it was determined that Liberty was required to recognize additional taxable income related to the recapitalization of one of its investments resulting in a tax liability of approximately $30 million. As a result of the tax assessment, Liberty also received a corresponding amount of additional tax basis in the investment. However, Liberty was able to cause AT&T to use a portion of the SRLY NOLs to offset this taxable income, the benefit of which resulted in the elimination of the $30 million tax liability and an increase to additional paid-in capital.

        In the fourth quarter of 2004, AT&T requested a refund from Liberty of $70 million, plus accrued interest, relating to losses that it generated in 2002 and 2003 and was able to carry back to offset taxable income previously offset by Liberty's losses. AT&T has asserted that Liberty's losses caused AT&T to pay $70 million in alternative minimum tax ("AMT") that it would not have been otherwise required to pay had Liberty's losses not been included in its return. In 2004, Liberty estimated that it may ultimately pay AT&T up to $30 million of the requested $70 million because Liberty believed AT&T received an AMT credit of $40 million against income taxes resulting from the AMT previously paid. Accordingly, Liberty accrued a $30 million liability with an offsetting reduction of additional paid-in capital. The net effect of the completion of the IRS tax audit noted above (including the benefit derived from AT&T for the utilization of the SRLY NOLs) and Liberty's accrual of amounts due to AT&T was an increase to deferred tax assets and an increase to other liabilities.

        In the fourth quarter of 2005, AT&T requested an additional $21 million relating to additional losses it generated and was able to carry back to offset taxable income previously offset by Liberty's losses. In addition, the information provided to Liberty in connection with AT&T's request showed that AT&T had not yet claimed a credit for AMT previously paid. Accordingly, in the fourth quarter of 2005, Liberty increased its accrual by approximately $40 million (with a corresponding reduction of additional paid-in capital) representing its estimate of the amount it may ultimately pay (excluding accrued interest, if any) to AT&T as a result of this request. Although Liberty has not reduced its accrual for any future refunds, Liberty believes it is entitled to a refund when AT&T is able to realize a benefit in the form of a credit for the AMT previously paid.

        In March 2006, AT&T requested an additional $21 million relating to additional losses and IRS audit adjustments that it claims it is able to use to offset taxable income previously offset by Liberty's losses. Liberty has reviewed this claim and believes that its accrual as of December 31, 2005 is adequate. Accordingly, no additional accrual was made for AT&T's March 2006 request.

        Although for accounting purposes Liberty has accrued a portion of the amounts claimed by AT&T to be owed by Liberty under the AT&T Tax Sharing Agreement, Liberty believes there are valid defenses or set-off or similar rights in its favor that may cause the total amount that it owes AT&T to be less than the amounts accrued; and under certain interpretations of the AT&T Tax Sharing Agreement, Liberty may be entitled to further reimbursements from AT&T.

B-1-76

(18) Information About Liberty's Operating Segments

        Through its ownership of interests in subsidiaries and other companies, Liberty is primarily engaged in the video and on-line commerce, media, communications and entertainment industries. Upon completion of the Restructuring and the issuance of its tracking stocks, Liberty attributed its businesses to one of two groups: the Interactive Group and the Capital Group. Each of the businesses in the tracking stock groups is separately managed. Liberty identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated revenue, earnings before income taxes or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of Liberty's pre-tax earnings. The segment presentation for prior periods has been conformed to the current period segment presentation.

        Liberty evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, operating cash flow, gross margin, average sales price per unit, number of units shipped and revenue or sales per customer equivalent. In addition, Liberty reviews non-financial measures such as subscriber growth and penetration, as appropriate.

        Liberty defines operating cash flow as revenue less cost of sales, operating expenses, and selling, general and administrative expenses (excluding stock-based compensation). Liberty believes this is an important indicator of the operational strength and performance of its businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, operating cash flow should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Liberty generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

        For the year ended December 31, 2006, Liberty has identified the following consolidated subsidiaries as its reportable segments:

  •
  QVC—consolidated subsidiary included in the Interactive Group that markets and sells a wide variety of consumer products in the United States and several foreign countries, primarily by means of televised shopping programs on the QVC networks and via the Internet through its domestic and international websites.

  •
  Starz Entertainment—consolidated subsidiary included in the Capital Group that provides premium programming distributed by cable operators, direct-to-home satellite providers, other distributors and via the Internet throughout the United States.

        Liberty's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the summary of significant policies.

B-1-77

Performance Measures

	Years ended December 31,
	2006		2005		2004
	Revenue	Operating cash flow	Revenue	Operating cash flow	Revenue	Operating cash flow
	(amounts in millions)
Interactive Group
QVC	$7,074	1,656	6,501	1,422	5,687	1,230
Corporate and other	252	24	—	(5)	—	(6)

	7,326	1,680	6,501	1,417	5,687	1,224

Capital Group
Starz Entertainment	1,033	186	1,004	171	963	239
Corporate and other	254	(83)	141	(47)	93	(72)

	1,287	103	1,145	124	1,056	167

Consolidated Liberty	$8,613	1,783	7,646	1,541	6,743	1,391

Balance Sheet Information

	December 31,
	2006		2005
	Total assets	Investments in affiliates	Total assets	Investments in affiliates
	(amounts in millions)
Interactive Group
QVC	$19,100	104	15,615	2
Corporate and other	5,661	1,254	4,585	1,227
Intragroup elimination	(4,941)	—	(1,849)	—

	19,820	1,358	18,351	1,229

Capital Group
Starz Entertainment	2,825	—	2,966	45
Corporate and other	24,512	484	20,268	634
Assets of discontinued operations	512	—	516	—

	27,849	484	23,750	679

Intergroup eliminations	(31)	—	(136)	—

Consolidated Liberty	$47,638	1,842	41,965	1,908

B-1-78

        The following table provides a reconciliation of segment operating cash flow to earnings (loss) from continuing operations before income taxes and minority interest:

	Years ended December 31,
	2006	2005	2004
	(amounts in millions)
Consolidated segment operating cash flow	$1,783	1,541	1,391
Stock-based compensation	(67)	(52)	(98)
Litigation settlement	—	—	42
Depreciation and amortization	(582)	(545)	(547)
Impairment of long-lived assets	(113)	—	—
Interest expense	(680)	(626)	(619)
Realized and unrealized gains (losses) on derivative instruments, net	(279)	257	(1,284)
Gains (losses) on dispositions, net	607	(361)	1,411
Nontemporary declines in fair value of investments	(4)	(449)	(129)
Other, net	323	117	119

Earnings (loss) from continuing operations before income taxes and minority interest	$988	(118)	286

Revenue by Geographic Area

        Revenue by geographic area based on the location of customers is as follows:

	Years ended December 31,
	2006	2005	2004
	(amounts in millions)
United States	$6,504	5,784	5,194
Germany	848	781	643
Other foreign countries	1,261	1,081	906

Consolidated Liberty	$8,613	7,646	6,743

Long-lived Assets by Geographic Area

	December 31,
	2006	2005
	(amounts in millions)
United States	$678	586
Germany	119	204
Other foreign countries	349	156

Consolidated Liberty	$1,146	946

B-1-79

(19) Quarterly Financial Information (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(amounts in millions, except per share amounts)
2006:
Revenue	$1,901	2,025	2,016	2,671

Operating income	$224	257	236	304

Earnings from continuing operations	$69	482	63	95

Net earnings (loss):
Series A and Series B common stock	$(26)	120	—	—

Capital Group common stock	$—	269	(51)	42

Interactive Group common stock	$—	89	114	283

Basic and diluted earnings (loss) from continuing operations per common share:
Series A and Series B common stock	$.02	.04	—	—

Liberty Capital common stock	$—	1.94	(.36)	(1.34)

Liberty Interactive common stock	$—	.13	.17	.43

Basic and diluted net earnings (loss) per common share:
Series A and Series B common stock	$(.01)	.04	—	—

Liberty Capital common stock	$—	1.92	(.36)	.30

Liberty Interactive common stock	$—	.13	.17	.43

2005:
Revenue	$1,742	1,760	1,772	2,372

Operating income	$215	197	189	343

Earnings (loss) from continuing operations	$245	(123)	(86)	(79)

Net earnings (loss)	$254	(107)	(94)	(86)

Basic and diluted earnings (loss) from continuing operations per common shares	$.09	(.05)	(.03)	(.03)

Basic and diluted net earnings (loss) per common share	$.09	(.04)	(.03)	(.03)

B-1-80

ANNEX B: FINANCIAL INFORMATION

Part 2—HISTORICAL ATTRIBUTED FINANCIAL INFORMATION

        The following tables present our assets, liabilities, revenue, expenses and cash flows as of and for the six months ended June 30, 2007 and 2006 and as of and for the years ended December 31, 2006, 2005 and 2004. The tables further present our assets, liabilities, revenue, expenses and cash flows that will be attributed to the Interactive Group, the Entertainment Group (excluding the attribution of the $500 million of cash and the impact of the exchange transaction with News Corporation) and the Capital Group, respectively, if the reclassification is completed. The financial information should be read in conjunction with our unaudited financial statements for the six months ended June 30, 2007 and 2006 and our audited financial statements for the years ended December 31, 2006, 2005 and 2004 included in Part 1 of this Annex B. The attributed financial information presented in the tables has been prepared assuming the reclassification had been completed as of January 1, 2004.

        Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Interactive Group, the Entertainment Group and the Capital Group, the proposed reclassification will not affect the ownership of, or the respective legal title to, our assets or the responsibility for our liabilities. We and our subsidiaries will each continue to be responsible for our respective liabilities. Holders of Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock will be holders of our common stock and continue to be subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The reclassification of our Old Liberty Capital common stock into Liberty Entertainment common stock and Liberty Capital common stock will not affect the rights of our creditors.

B-2-1

BALANCE SHEET INFORMATION

June 30, 2007

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Eliminations	Consolidated Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$806	70	2,318	—	3,194
Trade and other receivables, net	840	175	168	—	1,183
Inventory, net	862	—	—	—	862
Program rights	—	564	—	—	564
Financial instruments (note 2)	—	—	174	—	174
Current deferred tax assets	116	2	—	(118)	—
Other current assets	59	5	58	—	122

Total current assets	2,683	816	2,718	(118)	6,099

Investments in available-for-sale securities and other cost investments (note 3)	2,606	11,201	6,370	—	20,177
Long-term financial instruments (note 2)	28	31	1,032	—	1,091
Investments in affiliates, accounted for using the equity method	1,279	247	270	—	1,796
Investment in special purpose entity	—	—	750	—	750
Property and equipment, net	1,012	132	153	—	1,297
Goodwill	5,831	1,470	598	—	7,899
Trademarks	2,470	3	18	—	2,491
Intangible assets subject to amortization, net	3,600	51	347	—	3,998
Other assets, at cost, net of accumulated amortization	43	434	1,499	—	1,976

Total assets	$19,552	14,385	13,755	(118)	47,574

Liabilities and Equity
Current liabilities:
Accounts payable	$408	7	19	—	434
Accrued interest	98	6	37	—	141
Other accrued liabilities	540	351	110	—	1,001
Intergroup payable (receivable)	5	—	(5)	—	—
Financial instruments (note 2)	—	—	1,365	—	1,365
Current portion of debt (note 4)	22	3	195	—	220
Current deferred tax liabilities	—	—	295	(118)	177
Other current liabilities	49	9	46	—	104

Total current liabilities	1,122	376	2,062	(118)	3,442

Long-term debt (note 4)	6,819	524	4,302	—	11,645
Long-term financial instruments (note 2)	—	—	131	—	131
Deferred income tax liabilities (note 7)	2,961	3,694	2,320	—	8,975
Other liabilities	252	45	1,168	—	1,465

Total liabilities	11,154	4,639	9,983	(118)	25,658
Minority interests in equity of subsidiaries	83	50	759	—	892
Equity/Attributed net assets	8,315	9,696	3,013	—	21,024

Total liabilities and equity	$19,552	14,385	13,755	(118)	47,574

B-2-2

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2007

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions, except per share amounts
Revenue:
Net retail sales	$3,562	—	—	3,562
Communications and programming services	—	551	203	754

	3,562	551	203	4,316

Operating costs and expenses:
Cost of sales	2,222	—	—	2,222
Operating	292	355	171	818
Selling, general and administrative (including stock-based compensation) (notes 1, 5 and 6)	295	89	93	477
Depreciation and amortization	262	20	41	323

	3,071	464	305	3,840

Operating income (loss)	491	87	(102)	476
Other income (expense):
Interest expense	(219)	(11)	(65)	(295)
Dividend and interest income	23	30	86	139
Share of earnings (losses) of affiliates, net	39	11	(25)	25
Realized and unrealized gains (losses) on financial instruments, net	(2)	(36)	131	93
Gains on dispositions, net	12	—	623	635
Other, net	4	(1)	2	5

	(143)	(7)	752	602

Earnings from continuing operations before income taxes and minority interests	348	80	650	1,078
Income tax benefit (expense) (note 6)	(141)	(27)	338	170
Minority interests in losses (earnings) of subsidiaries	(14)	4	(9)	(19)

Earnings from continuing operations	$193	57	979	1,229

Earnings from continuing operations:
Liberty Interactive common stock				$193
Liberty Entertainment common stock				57
Liberty Capital common stock				979

				$1,229

Historical basic earnings from continuing operations per common share:
Liberty Interactive common stock				$.30

Liberty Capital common stock				$7.67

Pro forma basic earnings from continuing operations per common share (note 8):
Liberty Entertainment common stock				$.11

Liberty Capital common stock				$7.58

B-2-3

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2006

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions, except per share amounts
Revenue:
Net retail sales	$3,323	—	—	3,323
Communications and programming services	—	535	68	603

	3,323	535	68	3,926

Operating costs and expenses:
Cost of sales	2,054	—	—	2,054
Operating	273	383	50	706
Selling, general and administrative (including stock-based compensation) (notes 1, 5 and 6)	290	72	36	398
Depreciation and amortization	245	20	22	287

	2,862	475	108	3,445

Operating income (loss)	461	60	(40)	481
Other income (expense):
Interest expense	(190)	(15)	(103)	(308)
Dividend and interest income	19	30	46	95
Share of earnings of affiliates, net	21	(11)	19	29
Realized and unrealized gains on financial instruments, net	17	28	124	169
Gains on dispositions of assets, net	—	—	327	327
Other, net	13	—	—	13

	(120)	32	413	325

Earnings from continuing operations before income taxes and minority interests	341	92	373	806
Income tax expense (note 6)	(122)	(31)	(87)	(240)
Minority interests in losses (earnings) of subsidiaries	(18)	4	(1)	(15)

Earnings from continuing operations	$201	65	285	551

Historical basic earnings from continuing operations per common share:
Liberty Series A and Series B common stock				$.06

Liberty Interactive common stock				$.13

Liberty Capital common stock				$1.94

B-2-4

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2007

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings	$193	57	1,128	1,378
Adjustments to reconcile net earnings to net cash provided by operating activities:
Earnings from discontinued operations	—	—	(149)	(149)
Depreciation and amortization	262	20	41	323
Stock-based compensation	22	17	1	40
Payments of stock-based compensation	(33)	—	(2)	(35)
Noncash interest expense	2	—	4	6
Share of losses (earnings) of affiliates, net	(39)	(11)	25	(25)
Realized and unrealized gains on financial instruments, net	2	36	(131)	(93)
Gains on disposition of assets, net	(12)	—	(623)	(635)
Minority interests in earnings (losses) of subsidiaries	14	(3)	8	19
Intergroup tax payments	(182)	—	182	—
Other intergroup cash transfers, net	(13)	—	13	—
Deferred income tax expense (benefit)	(46)	8	(209)	(247)
Other noncash charges (credits), net	(4)	—	17	13
Changes in operating assets and liabilities, net of the effects of acquisitions:
Current assets	138	(45)	(91)	2
Payables and other current liabilities	(79)	29	(31)	(81)

Net cash provided by operating activities	225	108	183	516

Cash flows from investing activities:
Cash proceeds from dispositions	12	—	508	520
Net payments for settlement of financial instruments	—	—	(65)	(65)
Cash paid for acquisitions, net of cash acquired	(120)	—	(6)	(126)
Cash received in exchange transactions	—	—	1,154	1,154
Capital expended for property and equipment	(167)	(3)	(9)	(179)
Net purchases of short term investments	—	—	(191)	(191)
Investments in and loans to cost and equity investees	—	—	(810)	(810)
Net increase in restricted cash	—	—	(734)	(734)
Other investing activities, net	(4)	16	7	19

Net cash provided (used) by investing activities	(279)	13	(146)	(412)

Cash flows from financing activities:
Borrowings of debt	630	—	754	1,384
Repayments of debt	(180)	(1)	(155)	(336)
Repurchases of Liberty common stock	(531)	—	(1,305)	(1,836)
Contribution from minority owner	—	—	750	750
Intergroup cash transfers, net	—	(141)	141	—
Other financing activities, net	(6)	—	25	19

Net cash provided (used) by financing activities	(87)	(142)	210	(19)

Effect of foreign currency rates on cash	1	—	—	1

Net cash provided to discontinued operations:
Cash provided by operating activities	—	—	8	8
Cash used by investing activities	—	—	(9)	(9)
Cash provided by financing activities	—	—	—	—
Change in available cash held by discontinued operations	—	—	2	2

Net cash provided by discontinued operations	—	—	1	1

Net increase (decrease) in cash and cash equivalents	(140)	(21)	248	87
Cash and cash equivalents at beginning of period	946	91	2,070	3,107

Cash and cash equivalents at end period	$806	70	2,318	3,194

B-2-5

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2006

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings	$114	63	275	452
Adjustments to reconcile net earnings to net cash provided by operating activities:
Loss from discontinued operations	—	—	10	10
Cumulative effect of accounting change	87	2	—	89
Depreciation and amortization	245	20	22	287
Stock compensation	44	3	4	51
Payments of stock-based compensation	(1)	—	—	(1)
Noncash interest expense	1	—	52	53
Share of earnings of affiliates, net	(21)	11	(19)	(29)
Realized and unrealized gains on financial instruments, net	(17)	(28)	(124)	(169)
Gains on disposition of assets, net	—	—	(327)	(327)
Minority interests in earnings (losses) of subsidiaries	18	(4)	1	15
Deferred income tax expense (benefit)	(83)	18	136	71
Other noncash charges (credits), net	(13)	(1)	32	18
Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
Current assets	89	23	(83)	29
Payables and other current liabilities	(190)	(93)	228	(55)

Net cash provided by operating activities	273	14	207	494

Cash flows from investing activities:
Cash proceeds from dispositions	—	—	920	920
Net proceeds (payments) from settlement of financial instruments	—	—	200	200
Cash paid for acquisitions, net of cash acquired	(431)	(170)	—	(601)
Capital expended for property and equipment	(99)	(2)	(3)	(104)
Net sales of short term investments	23	—	(28)	(5)
Repurchases of subsidiary common stock	(159)	—	—	(159)
Investments in and loans to investees	(2)	—	(138)	(140)
Other investing activities, net	(9)	10	(1)	—

Net cash provided (used) by investing activities	(677)	(162)	950	111

Cash flows from financing activities:
Borrowings of debt	400	—	—	400
Repayments of debt	(4)	(1)	(1)	(6)
Repurchases of Liberty common stock	(341)	—	—	(341)
Intergroup cash transfers, net	236	125	(361)	—
Other financing activities, net	77	4	(44)	37

Net cash provided (used) by financing activities	368	128	(406)	90

Effect of foreign currency rates on cash	16	—	—	16

Net cash provided to discontinued operations:
Cash provided by operating activities	—	—	33	33
Cash used by investing activities	—	—	(42)	(42)
Cash provided by financing activities	—	—	3	3
Change in available cash held by discontinued operations	—	—	2	2

Net cash provided to discontinued operations	—	—	(4)	(4)

Net increase (decrease) in cash and cash equivalents	(20)	(20)	747	707
Cash and cash equivalents at beginning of period	945	85	866	1,896

Cash and cash equivalents at end of period	$925	65	1,613	2,603

B-2-6

BALANCE SHEET INFORMATION

December 31, 2006

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Eliminations	Consolidated Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$946	91	2,070	—	3,107
Trade and other receivables, net	977	177	122	—	1,276
Inventory, net	831	—	—	—	831
Program rights	—	531	—	—	531
Financial instruments (note 2)	12	—	227	—	239
Current deferred tax assets	159	—	—	(31)	128
Other current assets	59	5	41	—	105
Assets of discontinued operations	—	—	512	—	512

Total current assets	2,984	804	2,972	(31)	6,729

Investments in available-for-sale securities and other cost investments (note 3)	2,572	11,160	7,890	—	21,622
Long-term financial instruments (note 2)	2	34	1,304	—	1,340
Investments in affiliates, accounted for using the equity method	1,358	253	231	—	1,842
Property and equipment, net	912	139	95	—	1,146
Goodwill	5,755	1,464	369	—	7,588
Trademarks	2,450	3	18	—	2,471
Intangible assets subject to amortization, net	3,756	63	91	—	3,910
Other assets, at cost, net of accumulated amortization	31	420	539	—	990

Total assets	$19,820	14,340	13,509	(31)	47,638

Liabilities and Equity
Current liabilities:
Accounts payable	$475	9	24	—	508
Accrued interest	136	23	55	—	214
Other accrued liabilities	663	304	68	—	1,035
Intergroup payable (receivable)	81	—	(81)	—	—
Financial instruments	—	—	1,484	—	1,484
Current portion of debt (note 4)	11	3	100	—	114
Current deferred tax liabilities	—	—	31	(31)	—
Other current liabilities	91	12	10	—	113
Liabilities of discontinued operations	—	—	101	—	101

Total current liabilities	1,457	351	1,792	(31)	3,569

Long-term debt (note 4)	6,372	173	2,364	—	8,909
Long-term financial instruments (note 2)	9	181	1,516	—	1,706
Deferred income tax liabilities (note 7)	3,057	3,703	2,901	—	9,661
Other liabilities	268	82	1,520	—	1,870

Total liabilities	11,163	4,490	10,093	(31)	25,715
Minority interests in equity of subsidiaries	96	53	141	—	290
Equity/Attributed net assets	8,561	9,797	3,275	—	21,633

Total liabilities and equity	$19,820	14,340	13,509	(31)	47,638

B-2-7

BALANCE SHEET INFORMATION

December 31, 2005

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Eliminations	Consolidated Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$945	85	866	—	1,896
Trade and other receivables, net	837	166	56	—	1,059
Inventory, net	719	—	—	—	719
Program rights	—	599	—	—	599
Financial instruments (note 2)	17	—	644	—	661
Current deferred tax assets	182	—	—	(136)	46
Other current assets	29	2	50	—	81
Assets of discontinued operations	—	—	516	—	516

Total current assets	2,729	852	2,132	(136)	5,577

Investments in available-for-sale securities and other cost investments	2,084	8,171	8,234	—	18,489
Long-term financial instruments (note 2)	17	33	1,073	—	1,123
Investments in affiliates, accounted for using the equity method	1,229	319	360	—	1,908
Property and equipment, net	746	118	82	—	946
Goodwill	5,273	1,400	136	—	6,809
Trademarks	2,385	—	—	—	2,385
Intangible assets subject to amortization, net	3,867	13	95	—	3,975
Other assets, at cost, net of accumulated amortization	21	437	295	—	753

Total assets	$18,351	11,343	12,407	(136)	41,965

Liabilities and Equity
Current liabilities:
Accounts payable	$466	6	20	—	492
Accrued interest	99	7	47	—	153
Other accrued liabilities	582	386	10	—	978
Intergroup payable (receivable)	95	—	(95)	—	—
Financial instruments (note 2)	12	—	1,927	—	1,939
Current portion of debt (note 4)	1,377	2	—	—	1,379
Current deferred tax liabilities	—	—	296	(136)	160
Other current liabilities	36	7	86	—	129
Liabilities of discontinued operations	—	—	114	—	114

Total current liabilities	2,667	408	2,405	(136)	5,344

Long-term debt (note 4)	3,950	151	2,269	—	6,370
Long-term financial instruments	—	149	938	—	1,087
Deferred income tax liabilities (note 7)	3,104	2,534	3,058	—	8,696
Other liabilities	239	108	711	—	1,058

Total liabilities	9,960	3,350	9,381	(136)	22,555
Minority interests in equity of subsidiaries	160	—	130	—	290
Equity/Attributed net assets	8,231	7,993	2,896	—	19,120

Total liabilities and equity	$18,351	11,343	12,407	(136)	41,965

B-2-8

STATEMENT OF OPERATIONS INFORMATION

Year ended December 31, 2006

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions, except per share amounts
Revenue:
Net retail sales	$7,326	—	—	7,326
Communications and programming services	—	1,075	212	1,287

	7,326	1,075	212	8,613

Operating costs and expenses:
Cost of sales	4,565	—	—	4,565
Operating	596	766	164	1,526
Selling, general and administrative (including stock-based compensation) (notes 1, 5 and 6)	544	143	119	806
Depreciation and amortization	491	41	50	582
Impairment of long-lived assets	—	113	—	113

	6,196	1,063	333	7,592

Operating income (loss)	1,130	12	(121)	1,021
Other income (expense):
Interest expense	(417)	(31)	(232)	(680)
Dividend and interest income	40	61	113	214
Share of earnings (losses) of affiliates, net	47	14	30	91
Realized and unrealized gains (losses) on financial instruments, net	20	(31)	(268)	(279)
Gains on dispositions of assets, net	—	—	607	607
Nontemporary declines in fair value of investments	—	—	(4)	(4)
Other, net	23	(5)	—	18

	(287)	8	246	(33)

Earnings from continuing operations before income taxes and minority interests	843	20	125	988
Income tax benefit (expense) (note 7)	(210)	(43)	1	(252)
Minority interests in losses (earnings) of subsidiaries	(35)	10	(2)	(27)

Earnings (loss) from continuing operations	$598	(13)	124	709

Earnings (loss) from continuing operations:
Liberty Interactive common stock				$598
Liberty Entertainment common stock				(13)
Liberty Capital common stock				124

				$709

Historical basic earnings from continuing operations per common share:
Liberty Series A and Series B common stock				$.07

Liberty Interactive common stock				$.73

Liberty Capital common stock				$.24

Pro forma basic earnings (loss) from continuing operations per common share (note 8)
Liberty Entertainment common stock				$(.03)

Liberty Capital common stock				$.96

B-2-9

STATEMENT OF OPERATIONS INFORMATION

Year ended December 31, 2005

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions, except per share amounts
Revenue:
Net retail sales	$6,501	—	—	6,501
Communications and programming services	—	1,004	141	1,145

	6,501	1,004	141	7,646

Operating costs and expenses:
Cost of sales	4,112	—	—	4,112
Operating	570	706	121	1,397
Selling, general and administrative (including stock-based compensation) (notes 1, 5 and 6)	454	145	49	648
Depreciation and amortization	449	49	47	545

	5,585	900	217	6,702

Operating income (loss)	916	104	(76)	944
Other income (expense):
Interest expense	(374)	(28)	(224)	(626)
Dividend and interest income	35	60	48	143
Share of earnings (losses) of affiliates, net	9	(17)	21	13
Realized and unrealized gains (losses) on financial instruments, net	(17)	71	203	257
Gains (losses) on dispositions of assets, net	40	—	(401)	(361)
Nontemporary declines in fair value of investments	—	(351)	(98)	(449)
Other, net	(38)	1	(2)	(39)

	(345)	(264)	(453)	(1,062)

Earnings (loss) from continuing operations before income taxes and minority interests	571	(160)	(529)	(118)
Income tax benefit (expense) (note 7)	(225)	127	224	126
Minority interests in earnings of subsidiaries	(48)	—	(3)	(51)

Earnings (loss) from continuing operations	$298	(33)	(308)	(43)

Historical basic and diluted loss from continuing operations per common share—Liberty Series A and Series B common stock				$(.02)

B-2-10

STATEMENT OF OPERATIONS INFORMATION

Year ended December 31, 2004

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions, except per share amounts
Revenue:
Net retail sales	$5,687	—	—	5,687
Communications and programming services	—	963	93	1,056

	5,687	963	93	6,743

Operating costs and expenses:
Cost of sales	3,594	—	—	3,594
Operating	497	603	60	1,160
Selling, general and administrative (including stock-based compensation) (notes 1, 5 and 6)	411	168	117	696
Litigation settlement	—	—	(42)	(42)
Depreciation and amortization	437	63	47	547

	4,939	834	182	5,955

Operating income (loss)	748	129	(89)	788
Other income (expense):
Interest expense	(385)	(30)	(204)	(619)
Dividend and interest income	20	47	63	130
Share of earnings (losses) of affiliates, net	(3)	(4)	22	15
Realized and unrealized gains (losses) on financial instruments, net	(17)	201	(1,468)	(1,284)
Gains on dispositions, net	7	843	561	1,411
Nontemporary declines in fair value of investments	—	—	(129)	(129)
Other, net	4	(18)	(12)	(26)

	(374)	1,039	(1,167)	(502)

Earnings (loss) from continuing operations before income taxes and minority interest	374	1,168	(1,256)	286
Income tax benefit (expense) (note 7)	(162)	(485)	488	(159)
Minority interests in losses (earnings) of subsidiaries	(25)	—	3	(22)

Earnings (loss) from continuing operations	$187	683	(765)	105

Historical basic and diluted earnings from continuing operations per common share—Liberty Series A and Series B common stock				$.04

B-2-11

STATEMENT OF CASH FLOWS INFORMATION

Year ended December 31, 2006

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$511	(15)	344	840
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Earnings from discontinued operations	—	—	(220)	(220)
Cumulative effect of accounting change	87	2	—	89
Depreciation and amortization	491	41	50	582
Impairment of long-lived assets	—	113	—	113
Stock-based compensation	59	2	6	67
Payments of stock-based compensation	(111)	—	(4)	(115)
Noncash interest expense	4	1	103	108
Share of losses (earnings) of affiliates, net	(47)	(14)	(30)	(91)
Realized and unrealized losses (gains) on financial instruments, net	(20)	31	268	279
Gains on disposition of assets, net	—	—	(607)	(607)
Nontemporary declines in fair value of investments	—	—	4	4
Minority interests in earnings (losses) of subsidiaries	35	(10)	2	27
Deferred income tax expense (benefit)	(262)	17	(220)	(465)
Other noncash charges (credits), net	(13)	5	52	44
Changes in operating assets and liabilities, net of the effects of acquisitions:
Current assets	(219)	72	(155)	(302)
Payables and other current liabilities	38	(106)	728	660

Net cash provided by operating activities	553	139	321	1,013

Cash flows from investing activities:
Cash proceeds from dispositions	—	—	1,322	1,322
Premium proceeds (payments) from origination of derivatives	(5)	—	64	59
Net proceeds from settlement of derivatives	—	—	101	101
Cash paid for acquisitions, net of cash acquired	(436)	(174)	(266)	(876)
Capital expenditures	(259)	(9)	(10)	(278)
Net sales of short term investments	23	—	264	287
Repurchases of subsidiary common stock	(331)	—	—	(331)
Other investing activities, net	(8)	80	(241)	(169)

Net cash provided (used) by investing activities	(1,016)	(103)	1,234	115

Cash flows from financing activities:
Borrowings of debt	3,227	—	2	3,229
Repayments of debt	(2,188)	(3)	—	(2,191)
Intergroup cash transfers, net	293	(32)	(261)	—
Repurchases of Liberty common stock	(954)	—	—	(954)
Other financing activities, net	68	5	(93)	(20)

Net cash provided (used) by financing activities	446	(30)	(352)	64

Effect of foreign currency rates on cash	18	—	—	18

Net cash provided to discontinued operations:
Cash provided by operating activities	—	—	62	62
Cash used by investing activities	—	—	(67)	(67)
Cash provided by financing activities	—	—	6	6
Change in available cash held by discontinued operations	—	—	—	—

Net cash provided by discontinued operations	—	—	1	1

Net increase in cash and cash equivalents	1	6	1,204	1,211
Cash and cash equivalents at beginning of year	945	85	866	1,896

Cash and cash equivalents at end of year	$946	91	2,070	3,107

B-2-12

STATEMENT OF CASH FLOWS INFORMATION

Year ended December 31, 2005

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$298	(33)	(298)	(33)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Earnings from discontinued operations	—	—	(10)	(10)
Depreciation and amortization	449	49	47	545
Stock-based compensation	52	11	(11)	52
Payments of stock-based compensation	—	(8)	(95)	(103)
Noncash interest expense	3	1	97	101
Share of losses (earnings) of affiliates, net	(9)	17	(21)	(13)
Realized and unrealized losses (gains) on financial instruments, net	17	(71)	(203)	(257)
Losses (gains) on disposition of assets, net	(40)	—	401	361
Nontemporary declines in fair value of investments	—	351	98	449
Minority interests in earnings of subsidiaries	48	—	3	51
Deferred income tax benefit	(188)	(170)	(31)	(389)
Other noncash charges (credits), net	38	7	(4)	41
Changes in operating assets and liabilities, net of the effects of acquisitions:
Current assets	(162)	(30)	17	(175)
Payables and other current liabilities	248	—	198	446

Net cash provided by operating activities	754	124	188	1,066

Cash flows from investing activities:
Cash proceeds from dispositions	1	—	48	49
Premium proceeds from origination of derivatives	—	—	473	473
Net proceeds from settlement of derivatives	—	—	461	461
Capital expended for property and equipment	(153)	(10)	(5)	(168)
Net purchases of short term investments	—	—	(85)	(85)
Cash paid for acquisitions, net of cash acquired	—	—	(1)	(1)
Repurchases of subsidiary common stock	(85)	—	(10)	(95)
Other investing activities, net	(19)	—	(12)	(31)

Net cash provided (used) by investing activities	(256)	(10)	869	603

Cash flows from financing activities:
Borrowings of debt	800	—	61	861
Repayments of debt	(1,734)	(6)	(61)	(1,801)
Intergroup cash transfers, net	548	(88)	(460)	—
Other financing activities, net	23	—	66	89

Net cash used by financing activities	(363)	(94)	(394)	(851)

Effect of foreign currency rates on cash	(45)	—	—	(45)

Net cash provided to discontinued operations:
Cash provided by operating activities	—	—	75	75
Cash used by investing activities	—	—	(110)	(110)
Cash provided by financing activities	—	—	11	11
Change in available cash held by discontinued operations	—	—	(177)	(177)

Net cash provided to discontinued operations	—	—	(201)	(201)

Net increase in cash and cash equivalents	90	20	462	572
Cash and cash equivalents at beginning of year	855	65	404	1,324

Cash and cash equivalents at end of year	$945	85	866	1,896

B-2-13

STATEMENT OF CASH FLOWS INFORMATION

Year ended December 31, 2004

(unaudited)

	Attributed (note 1)
	Interactive Group	Entertainment Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$187	683	(824)	46
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Loss from discontinued operations	—	—	59	59
Depreciation and amortization	437	63	47	547
Stock compensation	39	40	19	98
Payments of stock compensation	—	—	(10)	(10)
Noncash interest expense	3	1	92	96
Share of losses (earnings) of affiliates, net	3	4	(22)	(15)
Nontemporary decline in fair value of investments	—	—	129	129
Realized and unrealized losses (gains) on financial instruments, net	17	(201)	1,468	1,284
Gains on disposition of assets, net	(7)	(843)	(561)	(1,411)
Minority interests in earnings (losses) of subsidiaries	25	—	(3)	22
Deferred income tax expenses (benefit)	(187)	359	(366)	(194)
Other noncash charges (credits), net	(4)	18	6	20
Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
Current assets	(181)	(201)	(150)	(532)
Payables and other current liabilities	114	106	427	647

Net cash provided by operating activities	446	29	311	786

Cash flows from investing activities:
Cash proceeds from dispositions	7	405	67	479
Premium proceeds from origination of derivatives	—	—	193	193
Net proceeds from settlement of derivatives	—	—	322	322
Investments in and loans to cost and equity investees	(8)	(918)	(34)	(960)
Cash paid for acquisitions, net of cash acquired	(92)	—	1	(91)
Capital expended for property and equipment	(121)	(4)	(3)	(128)
Net sales of short term investments	—	—	263	263
Repurchases of subsidiary common stock	(168)	—	(3)	(171)
Other investing activities, net	(20)	—	123	103

Net cash provided (used) by investing activities	(402)	(517)	929	10

Cash flows from financing activities:
Repayments of debt	(961)	(45)	—	(1,006)
Intergroup cash transfers, net	718	508	(1,226)	—
Purchases of Liberty Series A common stock	—	—	(547)	(547)
Other financing activities, net	87	—	(59)	28

Net cash provided (used) by financing activities	(156)	463	(1,832)	(1,525)

Effect of foreign currency rates on cash	3	—	—	3

Net cash provided to discontinued operations:
Cash provided by operating activities	—	—	260	260
Cash used by investing activities	—	—	(289)	(289)
Cash provided by financing activities	—	—	1,005	1,005
Change in available cash held by discontinued operations	—	—	(1,839)	(1,839)

Net cash provided to discontinued operations	—	—	(863)	(863)

Net decrease in cash and cash equivalents	(109)	(25)	(1,455)	(1,589)
Cash and cash equivalents at beginning of year	964	90	1,859	2,913

Cash and cash equivalents at end of year	$855	65	404	1,324

B-2-14

Notes to Historical Attributed Financial Information

(1)
The assets attributed to our Interactive Group as of June 30, 2007 include our consolidated subsidiaries QVC, Inc, Provide Commerce, Inc., BuySeasons, Inc. and Backcountry.com, Inc. and our interests in IAC/InterActiveCorp, GSI Commerce, Inc and Expedia. Accordingly, the accompanying attributed financial information for the Interactive Group includes our investments in IAC/InterActiveCorp, GSI and Expedia as well as the assets, liabilities, revenue, expenses and cash flows of QVC, Provide, BuySeasons and Backcountry. We have also attributed certain of our debt obligations (and related interest expense) to the Interactive Group based upon a number of factors, including the cash flow available to the Interactive Group and its ability to pay debt service and our assessment of the optimal capitalization for the Interactive Group. The specific debt obligations attributed to each of the Interactive Group, the Entertainment Group and the Capital Group are described in note 4 below. In addition, we have allocated certain corporate general and administrative expenses among the Interactive Group, the Entertainment Group and the Capital Group as described in note 5 below.

The Interactive Group focuses on video and on-line commerce businesses. Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Interactive Group.

The Entertainment Group will initially consist of our subsidiaries Starz Entertainment, LLC and FUN Technologies, Inc, our equity interests in GSN, LLC and WildBlue Communications, Inc. and approximately $500 million of cash and cash equivalents. Accordingly, the accompanying attributed financial information for the Entertainment Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. We would also attribute $551 million principal amount of our publicly traded debt to the Entertainment Group. Additionally, we have entered into an exchange agreement with News Corporation pursuant to which, if completed, we would exchange our minority interest in News Corporation for that company's approximate 40% interest in The DIRECTV Group, Inc., three regional sports television networks and approximately $588 million in cash. If this transaction is consummated, which we anticipate will occur before the end of 2007, we will attribute the businesses and assets we obtain from News Corporation to the Entertainment Group.

The Liberty Entertainment Group will focus primarily on programming and communications businesses. Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Entertainment Group.

The Capital Group will initially consist of all of our businesses not included in the Interactive Group or the Entertainment Group including our consolidated subsidiaries Atlanta National League Baseball Club, Inc., Starz Media, LLC, Leisure Arts, Inc. and TruePosition, Inc. and several non-strategic minority equity investments. Accordingly, the accompanying attributed financial information for the Capital Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. In addition, we have attributed to the Capital Group all of our notes and debentures (and related interest expense) that have not been attributed to the Interactive Group or the Entertainment Group. See note 4 below for the debt obligations attributed to the Capital Group.

Any businesses that we may acquire in the future that we do not believe will be complementary to the Interactive Group or the Entertainment Group will be attributed to the Capital Group.

While we believe the attribution methodology described above is reasonable and fair to each group, management may elect to change the attribution methodology in the future. In the event we elect to transfer assets or businesses from one group to another, such transfer would be made on a fair value basis and would be accounted for as a short term loan unless our board of directors

B-2-15

  determines to account for it as a long-term loan or through an inter-group interest. See "The Reclassification Proposals—Management and Allocation Policies—Financing Activities" in this proxy statement/prospectus for a further description of these transactions.

(2)
Corporate financial instruments attributed to the Interactive Group are comprised of total return bond swaps and interest rate swaps that are related to the parent company debt attributed to the Interactive Group.

(3)
Investments in available-for-sale securities and other cost investments are summarized as follows:

	June 30, 2007	December 31, 2006
	amounts in millions
Interactive Group
IAC/InterActiveCorp	$2,396	2,572
Other	210	—

Total attributed Interactive Group	2,606	2,572

Entertainment Group
News Corporation	11,198	11,158
Other	3	2

Total attributed Entertainment Group	11,201	11,160

Capital Group
Time Warner Inc. ("Time Warner") (a)	2,161	3,728
Sprint Nextel Corporation (a)	1,810	1,651
Motorola, Inc. (a)	1,310	1,522
Other available-for-sale equity securities (a)	708	830
Other available-for-sale debt securities	338	135
Other cost investments and related receivables	43	32

Total attributed Capital Group	6,370	7,898

Consolidated Liberty	20,177	21,630
Less short-term investments	—	(8)

	$20,177	21,622

  (a)
  Includes shares pledged as collateral for share borrowing arrangements.

B-2-16

(4)
Debt attributed to the Interactive Group, the Entertainment Group and the Capital Group is comprised of the following:

	June 30, 2007		December 31, 2006
	Outstanding principal	Carrying value	Outstanding principal	Carrying value
	amounts in millions		amounts in millions
Interactive Group
7.875% Senior Notes due 2009	$670	667	670	667
7.75% Senior Notes due 2009	233	234	234	234
5.7% Senior Notes due 2013	802	801	802	800
8.5% Senior Debentures due 2029	500	495	500	495
8.25% Senior Debentures due 2030	902	895	902	895
QVC bank credit facilities	3,675	3,675	3,225	3,225
Other subsidiary debt	74	74	67	67

Total Interactive Group debt	6,856	6,841	6,400	6,383

Entertainment Group
3.25% Senior Exchangeable Debentures due 2031	551	471	551	119
Subsidiary debt	56	56	57	57

Total Entertainment Group debt	607	527	608	176

Capital Group
0.75% Senior Exchangeable Debentures due 2023	1,750	2,148	1,750	1,637
4% Senior Exchangeable Debentures due 2029	869	578	869	254
3.75% Senior Exchangeable Debentures due 2030	810	470	810	234
3.5% Senior Exchangeable Debentures due 2031	503	504	600	238
Liberty bank facility	750	750	—	—
Subsidiary debt	47	47	101	101

Total Capital Group debt	4,729	4,497	4,130	2,464

Total debt	$12,192	11,865	11,138	9,023

(5)
Cash and stock-based compensation expense for our corporate employees have been allocated among the Interactive Group, the Entertainment Group and the Capital Group based on the estimated percentage of time spent providing services for each group. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. General and administrative costs allocated from the Capital Group to the Interactive Group and the Entertainment Group are as follows:

	Six months ended June 30,		Years ended December 31,
	2007	2006	2006	2005	2004
	amounts in millions
Interactive Group	$4	4	13	5	11
Entertainment Group	$4	3	7	6	7

While we believe that this allocation method is reasonable and fair to each group, management may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

B-2-17

(6)
Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment" ("Statement 123R"). Statement 123R requires that we amortize the grant date fair value of our stock options and stock appreciation rights that qualify as equity awards as stock compensation expense over the vesting period of such awards. Statement 123R also requires that we record our liability awards at fair value each reporting period and that the change in fair value be reflected as stock compensation expense in our consolidated statements of operations. In connection with our adoption of Statement 123R, we recorded an $89 million transition adjustment, net of related income taxes. The transition adjustment is reflected in our consolidated statement of operations as the cumulative effect of accounting change. Stock-based compensation included in selling, general and administrative expenses in the accompanying statement of operations information is as follows:

	Six months ended June 30,		Years ended December 31,
	2007	2006	2006	2005	2004
	amounts in millions
Interactive Group	$22	44	59	52	39
Entertainment Group	$17	3	2	11	40
Capital Group	$1	4	6	(11)	19

Prior to January 1, 2006, we accounted for compensation expense related to stock options and stock appreciation rights pursuant to the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"). Compensation was recognized based upon the percentage of the options that were vested and the difference between the market price of the underlying common stock and the exercise price of the options at the balance sheet date. The following tables illustrate the effect on earnings from continuing operations if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") to our options. Compensation expense for SARs and options with tandem SARs is the same under APB Opinion No. 25 and Statement 123. Accordingly, no pro forma adjustment for such awards is included in the following table.

Interactive Group

	Years ended December 31,
	2005	2004
	amounts in millions
Earnings from continuing operations	$298	187
Add stock-based compensation as determined under the intrinsic value method, net of taxes	1	1
Deduct stock-based compensation as determined under the fair value method, net of taxes	(24)	(21)

Pro forma earnings from continuing operations	$275	167

B-2-18

Entertainment Group

	Years ended December 31,
	2005	2004
	amounts in millions
Earnings (loss) from continuing operations	$(33)	683
Add stock-based compensation as determined under the intrinsic value method, net of taxes	—	—
Deduct stock-based compensation as determined under the fair value method, net of taxes	(8)	(8)

Pro forma earnings (loss) from continuing operations	$(41)	675

Capital Group

	Years ended December 31,
	2005	2004
	amounts in millions
Loss from continuing operations	$(308)	(765)
Add stock-based compensation as determined under the intrinsic value method, net of taxes	1	1
Deduct stock-based compensation as determined under the fair value method, net of taxes	(10)	(12)

Pro forma loss from continuing operations	$(317)	(776)

(7)
We have accounted for income taxes for the Interactive Group, the Entertainment Group and the Capital Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups. For more information regarding our tax policy, see "The Reclassification Proposals—Management and Allocation Policies—Taxes" in the accompanying proxy statement/prospectus.

B-2-19

Interactive Group

        The Interactive Group's income tax benefit (expense) consists of:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Current:
Federal	$(305)	(259)	(240)
State and local	(57)	(69)	(62)
Foreign	(110)	(85)	(47)

	(472)	(413)	(349)

Deferred:
Federal	197	150	137
State and local	62	40	42
Foreign	3	(2)	8

	262	188	187

Income tax expense	$(210)	(225)	(162)

The Interactive Group's income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Computed expected tax expense	$(283)	(183)	(122)
Change in estimated foreign and state tax rates	132	28	—
State and local income taxes, net of federal income taxes	(23)	(25)	(24)
Foreign taxes, net of foreign tax credits	(20)	(29)	(6)
Change in valuation allowance affecting tax expense	(14)	2	1
Minority interest	(12)	(12)	(6)
Disqualifying disposition of incentive stock options	14	—	—
Other, net	(4)	(6)	(5)

Income tax expense	$(210)	(225)	(162)

B-2-20

The tax effects of temporary differences that give rise to significant portions of the Interactive Group's deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2006	2005
	amounts in millions
Deferred tax assets:
Net operating and capital loss carryforwards	$35	6
Accrued stock compensation	23	33
Other future deductible amounts	271	160

Deferred tax assets	329	199
Valuation allowance	(19)	(6)

Net deferred tax assets	310	193

Deferred tax liabilities:
Investments	884	618
Intangible assets	2,238	2,418
Other	86	79

Deferred tax liabilities	3,208	3,115

Net deferred tax liabilities	$2,898	2,922

Entertainment Group

        The Entertainment Group's income tax benefit (expense) consists of:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Current:
Federal	$(24)	(41)	(67)
State and local	—	—	—
Foreign	(2)	(2)	(59)

	(26)	(43)	(126)

Deferred:
Federal	(12)	161	(294)
State and local	(5)	9	(65)
Foreign	—	—	—

	(17)	170	(359)

Income tax benefit (expense)	$(43)	127	(485)

B-2-21

The Entertainment Group's income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Computed expected tax benefit (expense)	$(10)	56	(409)
Impairment charges and amortization of goodwill not deductible for income tax purposes	(39)	—	—
State and local income taxes, net of federal income taxes	(3)	6	(42)
Foreign taxes	(1)	(1)	(38)
Change in estimated state and foreign tax rates	—	53	—
Change in valuation allowance affecting tax expense	(6)	—	—
Dividends received deduction	12	12	—
Other, net	4	1	4

Income tax benefit (expense)	$(43)	127	(485)

The tax effects of temporary differences that give rise to significant portions of the Entertainment Group's deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2006	2005
	amounts in millions
Deferred tax assets:
Net operating and capital loss carryforwards	$16	1
Accrued stock compensation	49	50
Intangible assets	15	31
Other future deductible amounts	27	21

Deferred tax assets	107	103
Valuation allowance	(18)	—

Net deferred tax assets	89	103

Deferred tax liabilities:
Investments	3,567	2,427
Discount on exchangeable debentures	211	198
Other	14	12

Deferred tax liabilities	3,792	2,637

Net deferred tax liabilities	$3,703	2,534

B-2-22

Capital Group

        The Capital Group's income tax benefit (expense) consists of:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Current:
Federal	$(184)	200	129
State and local	(35)	(6)	1
Foreign	—	(1)	(8)

	(219)	193	122

Deferred:
Federal	177	(92)	280
State and local	42	123	86
Foreign	1	—	—

	220	31	366

Income tax benefit	$1	224	488

The Capital Group's income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Computed expected tax benefit (expense)	$(43)	186	439
State and local income taxes, net of federal income taxes	(8)	26	62
Foreign taxes	1	(1)	(3)
Change in valuation allowance affecting tax expense	96	(42)	(4)
Disposition of nondeductible goodwill in sales transactions	(43)	—	—
Change in estimated state and foreign tax rates	(2)	66	2
Other, net	—	(11)	(8)

Income tax benefit	$1	224	488

B-2-23

The tax effects of temporary differences that give rise to significant portions of the Capital Group's deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2006	2005
	amounts in millions
Deferred tax assets:
Net operating and capital loss carryforwards	$419	506
Accrued stock compensation	7	7
Other future deductible amounts	263	218

Deferred tax assets	689	731
Valuation allowance	(9)	(149)

Net deferred tax assets	680	582

Deferred tax liabilities:
Investments	2,434	3,003
Intangible assets	139	136
Discount on exchangeable debentures	770	808
Other	269	(2)

Deferred tax liabilities	3,612	3,945

Net deferred tax liabilities	$2,932	3,363

(8)
Pro forma basic earnings (loss) from continuing operations per common share has been calculated by dividing the earnings (loss) from continuing operations attributable to each of the Entertainment Group and the Capital Group by 516.4 million shares of Liberty Entertainment common stock and 129.1 million shares of Liberty Capital common stock, respectively, which are the number of shares that would have been issued if the reclassification had been completed on June 30, 2007.

(9)
As further described under "The Reclassification Proposals—Description of Liberty Capital Common Stock and Liberty Entertainment Common Stock Under Our Amended Charter and Comparison to Old Liberty Capital Common Stock Under Our Current Charter" and "—Description of Liberty Interactive Common Stock Under Our Amended Charter and Comparison to Liberty Interactive Common Stock Under Our Current Charter" in this proxy statement/prospectus, if the reclassification proposals are adopted and the reclassification is completed, the Liberty Interactive common stock, Liberty Entertainment common stock and Liberty Capital common stock will have voting and conversion rights under the amended charter. Following is a brief summary of those rights. Holders of Series A common stock will be entitled to one vote per share and holders of Series B common stock will be entitled to ten votes per share. Holders of Series C common stock will be entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of all shares of our Series A and Series B common stocks will vote as a single class. In certain limited circumstances, the board may elect or be required to seek the approval of only the holders of common stock related to our Interactive Group, our Entertainment Group or our Capital Group.

At the option of the holder, each share of Series B common stock will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to one of our other groups.

B-2-24

ANNEX B: FINANCIAL INFORMATION

PART 3—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS AND QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

        The following discussion and analysis provides information concerning our consolidated results of operations and financial condition, as well as attributed results of operations and financial condition for each of the Interactive Group, the Entertainment Group and the Capital Group. This discussion should be read in conjunction with our consolidated financial statements for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 included in Part 1 of this Annex B.

Overview

        We own controlling and noncontrolling interests in a broad range of video and on-line commerce, media, communications and entertainment companies. Our more significant operating subsidiaries, which are also our reportable segments, are QVC, Inc. and Starz Entertainment, LLC. QVC markets and sells a wide variety of consumer products in the United States and several foreign countries, primarily by means of televised shopping programs on the QVC networks and via the Internet through its domestic and international websites. Starz Entertainment provides video programming distributed by cable operators, direct-to-home satellite providers, other distributors and via the Internet throughout the United States.

        Our "Corporate and Other" category includes our other consolidated subsidiaries and corporate expenses. Our other consolidated subsidiaries include Provide Commerce, Inc., Starz Media, LLC, FUN Technologies, Inc., Atlanta National League Baseball Club, Inc., Leisure Arts, Inc., TruePosition, Inc., BuySeasons, Inc., Backcountry.com, Inc. and WFRV and WJMN Television Station, Inc. Provide, which we acquired in February 2006, operates an e-commerce marketplace of websites for perishable goods, including flowers, gourmet foods, fruits and desserts. Starz Media, which we acquired in August 2006, is focused on developing, acquiring, producing and distributing live-action, computer-generated and traditional television animated productions for the home video, film, broadcast and direct-to-consumer markets. FUN, in which we acquired a controlling interest in March 2006, operates websites that offer casual gaming, sports information and fantasy sports services. Atlanta National League Baseball Club, which we acquired in May 2007, owns the Atlanta Braves, a major league baseball club, as well as certain of the Atlanta Braves' minor league clubs. Leisure Arts, which we acquired in May 2007, publishes and markets needlework, craft, decorating, entertaining and other lifestyle interest "how-to" books. TruePosition provides equipment and technology that deliver location-based services to wireless users. BuySeasons, which we acquired in August 2006, operates BuyCostumes.com, an online retailer of costumes, accessories, décor and party supplies. Backcountry.com, which we acquired in June 2007, operates six websites offering outdoor and backcountry sports gear and clothing. WFRV TV Station, which we acquired in April 2007, is a CBS broadcast affiliate that serves Green Bay, Wisconsin and Escanaba, Michigan.

        In addition to the foregoing businesses, we hold an approximate 23% ownership interest in Expedia, Inc., which we account for as an equity method investment, and we continue to maintain significant investments and related financial instruments in public companies such as News Corporation, IAC/InterActiveCorp, Time Warner Inc. and Sprint Nextel Corporation, which are accounted for at their respective fair market values and are included in corporate and other.

Tracking Stocks

        On May 9, 2006, we completed a restructuring pursuant to which we, among other things, issued two tracking stocks, Liberty Interactive common stock and Old Liberty Capital common stock. Each

B-3-1

tracking stock issued in the restructuring is intended to track and reflect the economic performance of one of two designated groups, the Interactive Group and the Old Capital Group, respectively.

        Tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Interactive Group and the Old Capital Group have separate collections of businesses, assets and liabilities attributed to them, neither group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stocks have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

        The term "Interactive Group" does not represent a separate legal entity, rather it represents those businesses, assets and liabilities which we have attributed to it. The assets and businesses we have attributed to the Interactive Group are those engaged in video and on-line commerce, and include our subsidaries QVC, Provide, BuySeasons and Backcountry.com and our interests in Expedia and IAC/InterActiveCorp. The Interactive Group will also include such other businesses that our board of directors may in the future determine to attribute to the Interactive Group, including such other businesses as we may acquire for the Interactive Group. In addition, we have attributed $3,107 million principal amount (as of June 30, 2007) of our senior notes and debentures to the Interactive Group.

        The term "Old Capital Group" also does not represent a separate legal entity, rather it represents all of our businesses, assets and liabilities other than those which have been attributed to the Interactive Group. The assets and businesses attributed to the Old Capital Group include our subsidiaries Starz Entertainment, Starz Media, TruePosition, WFRV TV Station, the Atlanta Braves, Leisure Arts and FUN, our equity affiliates GSN, LLC and WildBlue Communications, Inc. and our interests in News Corporation, Time Warner Inc. and Sprint Nextel Corporation. The Old Capital Group will also include such other businesses that our board of directors may in the future determine to attribute to the Old Capital Group, including such other businesses as we may acquire for the Old Capital Group. In addition, we have attributed $5,233 million principal amount (as of June 30, 2007) of our senior exchangeable debentures and bank debt to the Old Capital Group.

        Our board of directors has authorized, subject to shareholder approval, the reclassification proposals which would among other things, reclassify our Old Liberty Capital common stock into two new tracking stocks—one to be designated Liberty Entertainment common stock and one to retain the designation Liberty Capital common stock. Each of these tracking stocks would be intended to track and reflect the economic performance of one of two newly designated groups, the Entertainment Group and the Capital Group, respectively. If the reclassification is completed, we will attribute our subsidiaries Starz Entertainment and FUN, our minority equity interests in GSN and WildBlue Communications and approximately $500 million of cash to the Entertainment Group. In addition, if our exchange transaction with News Corporation described below is completed, we will attribute our interests in The DIRECTV Group and the RSNs and approximately $588 million in cash to the Entertainment Group. The Capital Group would have attributed to it the other businesses and assets that have not been attributed to the Entertainment Group. We will also attribute to the Entertainment Group $551 million principal amount of our publicly-traded debt that is currently attributed to the Capital Group, and the balance of the debt currently attributed to the Old Capital Group would continue to be attributed to the Capital Group following the reclassification.

2007 Completed and Pending Transactions

        On April 16, 2007, we completed a transaction (the "CBS Exchange") with CBS Corporation pursuant to which we exchanged our 7.6 million shares of CBS Class B common stock for a newly

B-3-2

created subsidiary of CBS that holds WFRV and WJMN TV Station, Inc. in Green Bay, Wisconsin and approximately $170 million in cash.

        On May 17, 2007, we completed a transaction (the "Time Warner Exchange") with Time Warner in which we exchanged approximately 68.5 million shares of Time Warner common stock, subject to a working capital adjustment, for a newly created subsidiary of Time Warner which holds Atlanta National League Baseball Club, Inc., Leisure Arts, Inc. and $984 million in cash.

        In December 2006, we announced that we had entered into an exchange agreement with News Corporation pursuant to which, if completed, we would exchange our approximate 16% ownership interest in News Corporation for a subsidiary of News Corporation which would own an approximate 40% interest in The DIRECTV Group, Inc., three regional sports television networks ("RSNs") and approximately $588 million in cash. Consummation of the exchange, which is subject to various closing conditions, including regulatory approval and receipt of a favorable tax ruling and opinion is expected before the end of 2007.

Discontinued Operations

        On April 4, 2007 we completed the sale of our 100% ownership interest in Ascent Entertainment Group, Inc. ("AEG") to an unaffiliated third party for $332 million in cash and 2.05 million shares of common stock of the buyer valued at approximately $50 million. AEG's primary operating subsidiary is On Command Corporation. We recognized a pre-tax gain of $163 million upon consummation. Such gain is included in earnings from discontinued operations. Subsequent to the closing, we own approximately 9% of the buyer's outstanding common stock. AEG was attributed to the Old Capital Group.

        On January 16, 2007, we completed the sale of our controlling interest in OpenTV Corp. ("OPTV") to an unaffiliated third party for cash consideration of $132 million, $20 million of which was deposited in an escrow account to fund potential indemnification claims by the third party made prior to the first anniversary of the closing. Pursuant to an agreement between us and OPTV, $5.4 million of the amount we received at closing was remitted to OPTV and OPTV will be entitled to 71.4% of any amounts released from the escrow account in the future. We recognized a pre-tax gain of $65 million upon consummation of the sale. Such gain is included in earnings from discontinued operations in our condensed consolidated statement of operations. OPTV was attributed to the Old Capital Group.

        On July 21, 2005, we completed the spin off of our wholly-owned subsidiary, Discovery Holding Company ("DHC"), to our shareholders. At the time of the spin off, DHC's assets were comprised of our 100% ownership interest in Ascent Media Group, our 50% ownership interest in Discovery Communications, Inc. and $200 million in cash. The spin off is intended to qualify as a tax-free spin off. We recognized no gain or loss in connection with the spin off due to the pro rata nature of the distribution.

        On June 7, 2004, we completed the spin off of our wholly-owned subsidiary, Liberty Media International, Inc. ("LMI"), to our shareholders. Substantially all of the assets and businesses of LMI were attributed to our International Group segment. The spin off is intended to qualify as a tax-free spin off. For accounting purposes, the spin off is deemed to have occurred on June 1, 2004, and we recognized no gain or loss in connection with the spin off due to the pro rata nature of the distribution.

        During the fourth quarter of 2004, the executive committee of our board of directors approved a plan to dispose of our approximate 56% ownership interest in Maxide Acquisition, Inc. (d/b/a DMX Music, "DMX"). On February 14, 2005, DMX commenced proceedings under Chapter 11 of the United States Bankruptcy Code. On May 16, 2005, The Bankruptcy Court approved the sale of

B-3-3

substantially all of the operating assets of DMX to an independent third party. As a result of the DMX bankruptcy filing, we deconsolidated DMX effective December 31, 2004.

        Our consolidated financial statements, accompanying notes and attributed financial information have been prepared to reflect OPTV, AEG, DHC, LMI and DMX as discontinued operations. Accordingly, the assets and liabilities, revenue, costs and expenses, and cash flows of these subsidiaries have been excluded from the respective captions in the accompanying consolidated balance sheets, statements of operations, statements of comprehensive earnings (loss) and statements of cash flows and have been reported under the heading of discontinued operations in such consolidated financial statements.

Strategies and Challenges of Reportable Segments

        QVC has identified improved domestic growth and continued international growth as key areas of focus in 2007. QVC's steps to achieving these goals will include (1) continued domestic and international efforts to increase the number of customers who have access to and use its service, (2) continued expansion of brand selection and available domestic products and (3) continued development and enhancement of the QVC websites to drive Internet commerce. The key challenges to achieving these goals in both the domestic and international markets are (1) increased competition from other home shopping and Internet retailers, (2) advancements in technology, such as video-on-demand and personal video recorders, which may alter TV viewing habits, (3) maintaining favorable channel positioning as digital TV penetration increases and (4) successful management transition.

        Starz Entertainment views (1) negotiating new affiliation agreements with key distributors and (2) increasing subscribers to its on-demand and more traditional cable and satellite delivered services, as well as its Internet delivered services, as key initiatives in 2007. Starz Entertainment faces several key obstacles in its attempt to meet these goals, including: (1) cable operators' promotion of bundled service offerings rather than premium video services; (2) the impact on viewer habits of new technologies such as video-on-demand and personal video recorders; (3) continued consolidation in the broadband and satellite distribution industries; and (4) an increasing number of alternative movie and programming sources.

Results of Operations—Six Months Ended June 30, 2007 and 2006

        General.    We provide in the tables below information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items of our reportable segments categorized by the tracking stock group to which those segments are attributed. The "corporate and other" category for each tracking stock group consists of those assets within the category which are attributed to such tracking stock group. For a more detailed discussion and analysis of the financial results of the principal reporting segments of each tracking stock group, see "Interactive Group," "Entertainment Group" and "Capital Group" below.

        2006 Acquisitions.    We completed several acquisitions in 2006 that impact the comparability of our 2006 and 2007 results of operations. Those acquisitions and the months in which they occurred are: Provide in February 2006, FUN in March 2006 and BuySeasons and Starz Media in August 2006.

B-3-4

Consolidated Operating Results

	Six months ended June 30,
	2007	2006
	amounts in millions
Revenue
Interactive Group
QVC	$3,377	3,185
Corporate and other	185	138

	3,562	3,323

Entertainment Group
Starz Entertainment	519	523
Corporate and other	32	12

	551	535

Capital Group	203	68

Consolidated Liberty	$4,316	3,926

Operating Cash Flow (Deficit)
Interactive Group
QVC	$757	733
Corporate and other	18	17

	775	750

Entertainment Group
Starz Entertainment	128	91
Corporate and other	(4)	(8)

	124	83

Capital Group	(60)	(14)

Consolidated Liberty	$839	819

Operating Income (Loss)
Interactive Group
QVC	$487	454
Corporate and other	4	7

	491	461

Entertainment Group
Starz Entertainment	102	77
Corporate and other	(15)	(17)

	87	60

Capital Group	(102)	(40)

Consolidated Liberty	$476	481

        Revenue.    Our consolidated revenue increased $390 million or 9.9% for the six months ended June 30, 2007, as compared to the corresponding prior year period. Such increase is due to a $192 million or 6.0% increase for QVC, $127 million generated by Starz Media and $50 million generated by the Atlanta Braves. In addition, we recognized a full six months of revenue for Provide and FUN in 2007. These increases were partially offset by a $51 million decrease for TruePosition for

B-3-5

the six months ended June 30, 2007. In November 2006, TruePosition signed an amendment to its existing services contract with Cingular Wireless that requires TruePosition to develop and deliver additional software features. Because vendor specific objective evidence related to the value of these additional features does not exist, TruePosition is required to defer revenue recognition until all of the features have been delivered. TruePosition estimates that these features will be delivered in the first quarter of 2008. Accordingly, absent any further contractual changes, TruePosition will not recognize any revenue under this contract until 2008. TruePosition's services contract with its other major customer, T-Mobile, Inc., has a similar provision which prevents TruePosition from recognizing revenue. It should be noted, however, that both Cingular Wireless and T-Mobile are paying currently for services they receive and that the aforementioned deferrals have normal gross profit margins included. See Management's Discussion and Analysis for the Interactive Group and for the Entertainment Group below for a more complete discussion of QVC's and Starz Entertainment's results of operations.

        Operating cash flow.    We define Operating Cash Flow as revenue less cost of sales, operating expenses and selling, general and administrative expenses (excluding stock-based compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this measure is an important indicator of the operational strength and performance of our businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization, stock-based compensation, separately reported litigation settlements and impairments of long-lived assets that are included in the measurement of operating income pursuant to generally accepted accounting principles. Accordingly, Operating Cash Flow should be considered in addition to, but not as a substitute for, operating income, net earnings, cash flow provided by operating activities and other measures of financial performance prepared in accordance with generally accepted accounting principles, or GAAP.

        Consolidated Operating Cash Flow increased $20 million or 2.4% during the six months ended June 30, 2007, as compared to the corresponding prior year period. Such increase is due to Starz Entertainment, QVC and the Atlanta Braves partially offset by operating cash flow deficits for Starz Media of $26 million and TruePosition of $43 million.

        The following table provides a reconciliation of consolidated segment operating cash flow to earnings from continuing operations before income taxes and minority interests:

	Six months ended June 30,
	2007	2006
	amount in millions
Consolidated segment operating cash flow	$839	819
Stock-based compensation	(40)	(51)
Depreciation and amortization	(323)	(287)
Interest expense	(295)	(308)
Realized and unrealized gains on financial instruments, net	93	169
Gains on dispositions of assets, net	635	327
Other, net	169	137

Earnings from continuing operations before income taxes and minority interests	$1,078	806

        Stock-based compensation.    Stock-based compensation includes compensation related to (1) options and stock appreciation rights for shares of our common stock that are granted to certain of our officers

B-3-6

and employees, (2) phantom stock appreciation rights ("PSARs") granted to officers and employees of certain of our subsidiaries pursuant to private equity plans and (3) amortization of restricted stock grants.

        Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("Statement 123R"). Statement 123R requires that we amortize the grant date fair value of our stock option and SAR Awards that qualify as equity awards as stock compensation expense over the vesting period of such Awards. Statement 123R also requires that we record our liability awards at fair value each reporting period and that the change in fair value be reflected as stock compensation expense in our condensed consolidated statements of operations.

        In connection with our adoption of Statement 123R, we recorded an $89 million transition adjustment, net of related income taxes. The transition adjustment is reflected in our condensed consolidated statement of operations as the cumulative effect of accounting change. We recorded $40 million of stock compensation expense for the six months ended June 30, 2007, compared with $51 million for the comparable period in 2006. As of June 30, 2007, the total compensation cost related to our unvested equity awards was approximately $68 million. Such amount will be recognized in our consolidated statements of operations over a weighted average period of approximately 2.0 years.

        Operating income.    Consolidated operating income decreased $5 million or 1.0% for the six months ended June 30, 2007, as compared to the corresponding prior year period. This decrease is the net effect of an increase in operating income for Starz Entertainment and QVC, more than offset by operating losses generated by Starz Media of $34 million and TruePosition of $45 million. We currently expect Starz Media to continue incurring operating cash flow deficits and operating losses for the next two to three years.

B-3-7

Other Income and Expense

        Components of Other Income (Expense) are as follows:

	Six months ended June 30,
	2007	2006
	amounts in millions
Interest expense
Interactive Group	$(219)	(190)
Entertainment Group	(11)	(15)
Capital Group	(65)	(103)

Consolidated Liberty	$(295)	(308)

Dividend and interest income
Interactive Group	$23	19
Entertainment Group	30	30
Capital Group	86	46

Consolidated Liberty	$139	95

Share of earnings (losses) of affiliates
Interactive Group	$39	21
Entertainment Group	11	(11)
Capital Group	(25)	19

Consolidated Liberty	$25	29

Realized and unrealized gains (losses) on financial instruments, net
Interactive Group	$(2)	17
Entertainment Group	(36)	28
Capital Group	131	124

Consolidated Liberty	$93	169

Gains on dispositions, net
Interactive Group	$12	—
Entertainment Group	—	—
Capital Group	623	327

Consolidated Liberty	$635	327

Other, net
Interactive Group	$4	13
Entertainment Group	(1)	—
Capital Group	2	—

Consolidated Liberty	$5	13

        Interest expense.    Consolidated interest expense decreased for the six months ended June 30, 2007. However, interest expense attributable to the Interactive Group increased $29 million or 15.3% for such period due to increased borrowings on the QVC credit facilities. Interest expense attributable to the Capital Group decreased $38 million in 2007 primarily due to our adoption of Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140" ("Statement 155"). Statement 155, among other things, amends Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), and permits fair value remeasurement of hybrid

B-3-8

financial instruments that contain an embedded derivative that otherwise would require bifurcation. Under Statement 133, Liberty reported the fair value of the call option feature separate from the long-term debt. The long-term debt portion was reported as the difference between the face amount of the debenture and the fair value of the call option feature on the date of issuance and was accreted through interest expense to its face amount over the expected term of the debenture. Pursuant to the provisions of Statement 155, Liberty now accounts for its senior exchangeable debentures at fair value rather than bifurcating such instruments into a debt instrument and a derivative instrument. Changes in the fair value of the exchangeable debentures are included in realized and unrealized gains (losses) on financial instruments. Interest expense in 2006 for the Capital Group included $46 million of accretion related to our exchangeable debentures.

        Dividend and interest income.    Interest income for the Capital Group increased in 2007 due to higher invested cash balances. Interest and dividend income attributable to the Capital Group for the six months ended June 30, 2007 was comprised of interest income earned on invested cash ($62 million), dividends on AFS securities ($10 million), and other ($14 million).

        Share of earnings of affiliates.    Our share of earnings (losses) of affiliates for the six months ended June 30, 2007 are $39 million for the Interactive Group, $11 million for the Entertainment Group and ($25) million for the Capital Group. The increase in share of earnings for the Interactive Group is attributable to GSI Commerce ($11 million), which was a cost investment for most of 2006, and Expedia ($7 million). We have attributed our equity interest in WildBlue to the Entertainment Group and we have attributed our loans to WildBlue to the Capital Group. During 2006, our share of WildBlue's losses reduced the carrying value of our equity interest to zero, and we began allocating our share of WildBlue's losses to the loan balance. Accordingly, our share of WildBlue's losses are reflected in the Entertainment Group in 2006 and in the Capital Group in 2007. In addition, the decrease in share of earnings for the Capital Group is due to CourtTV ($10 million), which we sold in 2006.

        In December 2006, we announced that we had entered into an exchange agreement with News Corporation pursuant to which, if completed, we would exchange our approximate 16% ownership interest in News Corporation for a subsidiary of News Corporation, which would own News Corporation's approximate 40% interest in The DIRECTV Group, Inc., three regional sports television networks and approximately $588 million in cash. Consummation of the exchange, which is subject to various closing conditions, including regulatory approval and receipt of a favorable tax ruling and opinion, is expected before the end of 2007. Upon consummation, we will account for our interest in The DIRECTV Group using the equity method of accounting, which could result in a significant increase in our share of earnings of affiliates in future periods. In this regard, The DIRECTV Group reported net income of $784 million for the six months ended June 30, 2007 and $1,420 million for the year ended December 31, 2006.

        Realized and unrealized gains (losses) on financial instruments.    Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Six months ended June 30,
	2007	2006
	amounts in millions
Senior exchangeable debentures	$61	—
Equity collars	(71)	(61)
Borrowed shares	121	105
Exchangeable debenture call option obligations	—	140
Other derivatives	(18)	(15)

	$93	169

B-3-9

        Gains on disposition, net.    Gains on dispositions in 2007 include $582 million related to the Time Warner Exchange and $31 million related to the CBS Exchange.

        Income taxes.    For the six months ended June 30, 2007, we recorded pre-tax earnings of $1,059 million and an income tax benefit of $170 million. The Time Warner Exchange and the CBS Exchange qualify as IRC Section 355 transactions, and therefore do not trigger federal or state income tax obligations. In addition, upon consummation of the exchange transactions, deferred tax liabilities previously recorded for the difference between our book and tax bases in our Time Warner and CBS Corporation investments in the amount of $354 million were reversed with an offset to income tax benefit.

        Net earnings.    Our net earnings were $1,378 million and $452 million for the six months ended June 30, 2007 and 2006, respectively. Such change is due to the aforementioned fluctuations in revenue and expenses. In addition, we recognized $149 million and ($10) million of earnings (loss) from discontinued operations in 2007 and 2006, respectively. The 2007 earnings from discontinued operations include pre-tax gains of $65 million and $163 million from the disposition of OpenTV and AEG, respectively. In 2006, we also recognized a transition adjustment of $89 million related to the adoption of Statement 123R.

Interactive Group

        We have attributed to the Interactive Group our subsidiaries QVC, Provide, BuySeasons and Backcountry.com, our interests in IAC/InterActiveCorp, Expedia and GSI Commerce, Inc. and $3,107 million principal amount (as of June 30, 2007) of our senior notes and debentures.

        The following discussion and analysis provides information concerning the results of operations and financial condition of the Interactive Group and is presented as though our 2006 restructuring had been completed on January 1, 2006. The results of operations of Provide and BuySeasons are included in Corporate and Other since their respective date of acquisition in the tables below. Fluctuations in Corporate and Other from 2006 to 2007 are due primarily to the acquisitions of Provide in February 2006 and BuySeasons in August 2006. This discussion should be read in conjunction with our condensed consolidated financial statements and notes thereto included in Part I of this Annex B and the description of the Interactive Group found under "Description of Business—the Interactive Group." The reclassification would not change the businesses, assets and liabilities that we attribute to the Interactive Group.

B-3-10

Results of Operations

	Six months ended June 30,
	2007	2006
	amounts in millions
Revenue
QVC	$3,377	3,185
Corporate and other	185	138

	$3,562	3,323

Operating Cash Flow
QVC	$757	733
Corporate and other	18	17

	$775	750

Operating Income
QVC	$487	454
Corporate and other	4	7

	$491	461

        QVC.    QVC is a retailer of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused televised shopping programs and via the Internet. In the United States, the program is aired live through its nationally televised shopping network—24 hours a day, 7 days a week ("QVC-US"). Internationally, QVC has electronic retailing program services based in the United Kingdom ("QVC-UK"), Germany ("QVC-Germany") and Japan ("QVC-Japan"). QVC-UK broadcasts 24 hours a day with 17 hours of live programming, and QVC-Germany and QVC-Japan each broadcast live 24 hours a day.

        QVC's operating results are as follows:

	Six months ended June 30,
	2007	2006
	amounts in millions
Net revenue	$3,377	3,185
Cost of sales	(2,118)	(1,978)

Gross profit	1,259	1,207
Operating expenses	(284)	(269)
SG&A expenses (excluding stock-based compensation)	(218)	(205)

Operating cash flow	757	733
Stock-based compensation—SG&A	(16)	(41)
Depreciation and amortization	(254)	(238)

Operating income	$487	454

B-3-11

        Net revenue is generated in the following geographic areas:

	Six months ended June 30,
	2007	2006
	amounts in millions
QVC-US	$2,358	2,228
QVC-UK	312	271
QVC-Germany	413	385
QVC-Japan	294	301

	$3,377	3,185

        QVC's consolidated net revenue increased 6.0% during the six months ended June 30, 2007, as compared to the corresponding prior year period. Such increase in revenue is comprised of a $114 million increase due to a 3.3% increase in the number of units shipped from 76.3 million to 78.8 million, a $29 million increase due to a 0.7% increase in the average sales price per unit ("ASP") and a $48 million net increase due to changes in foreign currency exchange rates. In addition, returns as a percent of gross product revenue decreased from 19.3% for the six months ended June 30, 2006 to 19.0% in 2007 due to a shift in the sales mix from jewelry products to accessory products, which typically have lower return rates.

        During the six months ended June 30, 2007, net revenue was negatively impacted by continued weakness in the jewelry category particularly in the U.S., U.K. and German businesses due in part to higher gold prices. QVC-Germany net revenue in local currency declined relative to the prior period due to softness in the home textile category, a 300 basis point increase in the German value added tax (VAT) rate and higher usage of markdowns in the fashion category. QVC-Japan net revenue was negatively inpacted by the heightened regulatory focus on health and beauty product presentations which began in March 2007.

        The number of homes receiving QVC's services are as follows:

	Homes (in millions)
	June 30, 2007	December 31, 2006
QVC-US	90.9	90.7
QVC-UK	21.0	19.4
QVC-Germany	37.7	37.5
QVC-Japan	19.9	18.7

        The QVC service is already received by substantially all of the cable television and direct broadcast satellite homes in the U.S. and Germany. In addition, the rate of growth in households is expected to diminish in the UK and Japan. As these markets continue to mature, QVC also expects its consolidated rate of growth in revenue to diminish. Future sales growth will primarily depend on continued additions of new customers from homes already receiving the QVC service and continued growth in sales to existing customers. QVC's future sales may also be affected by (i) the willingness of cable and satellite distributors to continue carrying QVC's programming service, (ii) QVC's ability to maintain favorable channel positioning, which may become more difficult as distributors convert analog customers to digital, (iii) changes in television viewing habits because of personal video recorders, video-on-demand and IP television and (iv) general economic conditions.

        As noted above, during the six months ended June 30, 2007, the changes in revenue and expenses were also impacted by fluctuations in the exchange rates for the UK pound sterling, the euro and the Japanese yen. In the event the U.S. dollar strengthens against these foreign currencies in the future,

B-3-12

QVC's reported revenue and operating cash flow will be negatively impacted. The percentage increase in revenue for each of QVC's geographic areas in U.S. dollars and in local currency is as follows:

	Percentage increase (decrease) in net revenue
	Six months ended June 30, 2007
	U.S. dollars	Local currency
QVC-US	5.8%	5.8%
QVC-UK	15.1%	4.4%
QVC-Germany	7.3%	(0.6)%
QVC-Japan	(2.3)%	1.7%

        QVC's gross profit percentage decreased approximately 60 basis points during the six months ended June 30, 2007, as compared to the corresponding prior year period. This decrease is due primarily to higher product distribution costs as well as a higher inventory obsolescence provision in 2007.

        QVC's operating expenses are principally comprised of commissions, order processing and customer service expenses, provision for doubtful accounts, telecommunications expense and credit card processing fees. Operating expenses increased 5.6% for the six months ended June 30, 2007, as compared to the corresponding prior year period. This increase is primarily due to the increase in sales volume. As a percentage of net revenue, operating expenses remained relatively consistent during 2007, as compared to 2006.

        QVC's SG&A expenses include personnel, information technology, marketing and advertising expenses. Such expenses increased 6.3% for the six months ended June 30, 2007, as compared to the corresponding prior year period. Such increase is due primarily to (i) an $8 million increase in personnel expenses due to merit and headcount increases and (ii) a $5 million accrual for a legal settlement.

        QVC's operating cash flow increased 3.3% for the six months ended June 30, 2007, as compared to the corresponding prior year period. Such percentage increase in operating cash flow was less than the percentage increase in revenue primarily due to the decrease in gross profit percentage discussed above, as well as the $5 million accrual for a legal settlement included in SG&A expenses.

Entertainment Group

        If the reclassification is completed, the Entertainment Group would be comprised of our subsidiaries Starz Entertainment and FUN, as well as minority equity interests in GSN, LLC and WildBlue Communications, approximately $500 million in cash and $551 million principal amount (as of June 30, 2007) of our existing publicly-traded debt. In addition, we will attribute to the Entertainment Group the approximate 40% interest in The DIRECTV Group, three RSNs and approximately $588 million in cash if our exchange transaction with News Corporation is completed.

        The following discussion and analysis provides information concerning the attributed results of operations of the Entertainment Group. The following discussion is presented as though the reclassification had been completed on January 1, 2006. This discussion should be read in conjunction with our condensed consolidated financial statements and notes thereto included in Part I of this Annex B and the description of the Entertainment Group found under "Description of Business—the Entertainment Group."

B-3-13

Results of Operations

	Six months ended June 30,
	2007	2006
	amounts in millions
Revenue
Starz Entertainment	$519	523
Corporate and other	32	12

	$551	535

Operating Cash Flow (Deficit)
Starz Entertainment	$128	91
Corporate and other	(4)	(8)

	$124	83

Operating Income (Loss)
Starz Entertainment	$102	77
Corporate and other	(15)	(17)

	$87	60

        Revenue.    The Entertainment Group's revenue increased $16 million or 3.0% for the six months ended June 30, 2007, as compared to the corresponding prior year period. Such increase is due primarily to FUN, which we acquired in March 2006 and increased $18 million in 2007, as compared to 2006.

        Operating cash flow.    The Entertainment Group's Operating Cash Flow increased $41 million or 49.4% during the six months ended June 30, 2007, as compared to the corresponding prior year period. This increase is due primarily to Starz Entertainment.

        Operating income.    The Entertainment Group's operating income increased $27 million or 45.0% for the six months ended June 30, 2007, as compared to the corresponding prior year period. Such increase is due primarily to Starz Entertainment.

        Share of earnings of affiliates.    In December 2006, we announced that we had entered into an exchange agreement with News Corporation pursuant to which, if completed, we would exchange our approximate 16% ownership interest in News Corporation for a subsidiary of News Corporation, which would own News Corporation's approximate 40% interest in The DIRECTV Group, Inc., three regional sports television networks and approximately $588 million in cash. Consummation of the exchange, which is subject to various closing conditions, including regulatory approval and receipt of a favorable tax ruling and opinion, is expected before the end of 2007. If this transaction is consummated, we will attribute the businesses and assets we obtain to the Entertainment Group. Upon consummation, we will account for our interest in The DIRECTV Group using the equity method of accounting, which could result in a significant increase in our share of earnings of affiliates in future periods. In this regard, The DIRECTV Group reported net income of $784 million for the six months ended June 30, 2007 and $1,420 million for the year ended December 31, 2006.

B-3-14

        Summarized statement of operations information for The DIRECTV Group is as follows:

	Six months ended June 30,
	2007	2006
	amounts in millions
Revenue	$8,043	6,906
Costs of revenue	(4,059)	(3,444)
SG&A expenses	(1,921)	(1,938)
Gain from disposition	—	57
Depreciation and amortization	(760)	(448)

Operating income	1,303	1,133
Other expense, net	(33)	(21)
Income tax expense	(503)	(418)

Earnings from continuing operations	767	694
Earnings from discontinued operations	17	—

Net earnings	$784	694

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Revenue	$14,756	13,165	11,360
Costs of revenue	(7,598)	(6,721)	(5,973)
SG&A expenses	(3,884)	(5,003)	(4,975)
Gain (loss) from disposition and impairment charges	118	45	(1,693)
Depreciation and amortization	(1,035)	(853)	(838)

Operating income (loss)	2,357	633	(2,119)
Other income (expense), net	(71)	(155)	372
Income tax benefit (expense)	(866)	(173)	691

Earnings (loss) from continuing operations	1,420	305	(1,056)
Earnings (loss) from discontinued operations	—	31	(582)
Cumulative effect of accounting change	—	—	(311)

Net earnings (loss)	$1,420	336	(1,949)

        Starz Entertainment.    Historically, Starz Entertainment has provided premium programming distributed by cable operators, direct-to-home satellite providers and other distributors throughout the United States. In addition, Starz Entertainment has launched Vongo, a subscription Internet service which is comprised of Starz and other movie and entertainment content. Vongo also offers content on a pay-per-view basis. Substantially all of Starz Entertainment's revenue continues to be derived from the delivery of movies to subscribers under affiliation agreements with television video programming distributors. Some of Starz Entertainment's affiliation agreements provide for payments to Starz Entertainment based on the number of subscribers that receive Starz Entertainment's services. Starz Entertainment also has fixed-rate affiliation agreements with certain of its customers. Pursuant to these agreements, the customers generally pay an agreed-upon rate regardless of the number of subscribers. The agreed-upon rate is contractually increased annually or semi-annually as the case may be, and these agreements expire in 2007 through 2012. During the six months ended June 30, 2007, 70.2% of Starz Entertainment's revenue was generated by its four largest customers, Comcast Corporation, Echostar Communications, The DIRECTV Group, Inc. and Time Warner Inc., each of which individually generated more than 10% of Starz Entertainment's revenue for such period.

B-3-15

        Starz Entertainment's operating results are as follows:

	Six months ended June 30,
	2007	2006
	amounts in millions
Revenue	$519	523
Operating expenses	(338)	(377)
SG&A expenses	(53)	(55)

Operating cash flow	128	91
Stock-based compensation	(14)	—
Depreciation and amortization	(12)	(14)

Operating income	$102	77

        Starz Entertainment's revenue decreased $4 million or 0.8% for the six months ended June 30, 2007, as compared to the corresponding prior year period. Such decrease is due to a lower effective rate for Starz Entertainment's services ($34 million) partially offset by a $30 million increase resulting from higher average subscription units.

        Starz Entertainment's affiliation agreements with DirecTV and another affiliate, have expired. In addition, the affiliate agreement with Time Warner, which originally expired on December 31, 2006, has been extended to September 30, 2007. Starz Entertainment is currently in negotiations with each of these affiliates regarding new agreements. There can be no assurance that any new agreements with these affiliates will have economic terms comparable to the old agreements. In the event new affiliation agreements do not have comparable terms, Starz Entertainment's revenue and operating cash flow could be adversely impacted. In this regard, DirecTV and the other affiliate are currently making payments to Starz Entertainment at rates lower than the expired contracts required. Starz Entertainment is recognizing revenue from these two affiliates based on such payments, contributing to the lower effective rate in 2007 noted above. In addition, the sale of Adelphia Communication's systems to Comcast and Time Warner in 2006 has also contributed to the lower effective rate.

        The Starz movie service and the Encore movie service are the primary drivers of Starz Entertainment's revenue. Starz average subscription units increased 8.3% for the six months ended June 30, 2007, and Encore average subscription units increased 5.8%, for such period. The effects of these increases in subscription units are somewhat mitigated by Starz Entertainment's fixed-rate affiliation agreements. In this regard, approximately 38% of Starz Entertainment's revenue was earned under its fixed-rate affiliation agreements during the six months ended June 30, 2007.

        At June 30, 2007, cable, direct broadcast satellite, and other distribution media represented 66.5%, 31.3% and 2.2%, respectively, of Starz Entertainment's total subscription units.

        Starz Entertainment's operating expenses decreased 10.3% for the six months ended June 30, 2007, due primarily to a reduction in programming costs, which decreased from $359 million for the six months ended June 30, 2006 to $319 million in 2007. The decrease in programming costs is due primarily to a lower effective rate for the movie titles exhibited in 2007. Such decrease was partially offset by an increase in the percentage of first-run movie exhibitions (which have a relatively higher cost per title) as compared to the number of library product exhibitions.

        Starz Entertainment expects that its full-year programming costs in 2007 will be 6%-9% lower than the 2006 costs due to Starz Entertainment receiving fewer first-run titles under certain of its output arrangements in 2007 and a lower effective rate for certain titles. This estimate is subject to a number of assumptions that could change depending on the number and timing of movie titles actually becoming available to Starz Entertainment and their ultimate box office performance. Accordingly, the

B-3-16

actual amount of programming costs experienced by Starz Entertainment may differ from the estimated decreases noted above.

        Starz Entertainment's SG&A expenses decreased $2 million or 3.6% for the six months ended June 30, 2007, as compared to the corresponding prior year period. This decrease is due primarily to lower sales and marketing expenses in 2007, as compared to 2006. To a certain extent, the timing of Starz Entertainment's sales and marketing expenses are determined by Starz Entertainment's affiliates, and Starz Entertainment currently expects its full year 2007 sales and marketing expenses to exceed those of 2006 due to expected increases in affiliate and consumer marketing costs.

Capital Group

        If the reclassification is completed, the Capital Group would be comprised of our subsidiaries and assets not attributed to the Interactive Group or the Entertainment Group, including our subsidiaries, the Atlanta Braves, Starz Media, Leisure Arts, TruePosition and WFRV TV Station, as well as minority interests in Time Warner Inc., Sprint Nextel Corporation and other public and private companies and $4,682 million principal amount (as of June 30, 2007) of our existing senior exchangeable debentures and bank debt.

        The following discussion and analysis provides information concerning the attributed results of operations of the Capital Group, and is presented as though the reclassification had been completed on January 1, 2006. This discussion should be read in conjunction with our condensed consolidated financial statements and notes thereto included in Part I of this Annex B and the description of the Capital Group found under "Description of Business—the Capital Group."

Results of Operations

	Six months ended June 30,
	2007	2006
	amounts in millions
Revenue	$203	68
Operating cash flow deficit	$(60)	(14)
Operating loss	$(102)	(40)

        Revenue.    The Capital Group's combined revenue increased $135 million for the six months ended June 30, 2007, as compared to the corresponding prior year period, due primarily to (i) our August 2006 acquisition of Starz Media, which generated $127 million of revenue, (ii) our May 2007 acquisition of the Atlanta Braves, which generated $50 million of revenue and (iii) other smaller acquisitions in 2007. These increases were partially offset by a $51 million decrease for TruePosition. In November 2006, TruePosition signed an amendment to its existing services contract with Cingular Wireless that requires TruePosition to develop and deliver additional software features. Because vendor specific objective evidence related to the value of these additional features does not exist, TruePosition is required to defer revenue recognition until all of the features have been delivered. TruePosition estimates that these features will be delivered in the first quarter of 2008. Accordingly, absent any further contractual changes, TruePosition will not recognize any revenue under this contract until 2008. TruePosition's services contract with its other major customer, T-Mobile, Inc., has a similar provision which prevents TruePosition from recognizing revenue. It should be noted, however, that both Cingular Wireless and T-Mobile are paying currently for services they receive and that the aforementioned deferrals have normal gross profit margins included.

        Operating cash flow.    The Capital Group's Operating Cash Flow Deficit increased $46 million during the six months ended June 30, 2007, as compared to the corresponding prior year period. This

B-3-17

increase is due primarily to a $36 million increase at TruePosition and a $26 million operating cash flow deficit generated by Starz Media, partially offset by operating cash flow of $12 million for the Atlanta Braves.

        Operating loss.    The Capital Group's operating loss increased $62 million for the six months ended June 30, 2007, as compared to the corresponding prior year period due primarily to Starz Media ($34 million) and TruePosition. We currently expect Starz Media to continue incurring operating cash flow deficits and operating losses for the next two to three years.

        Our subsidiaries attributed to the Capital Group, other than TruePosition, have all been acquired in 2006 and 2007. Therefore, the historical results of operations for the Capital Group are not representative of future results. On a full calendar year basis, we currently expect the businesses we have acquired in 2006 and 2007, Atlanta Braves, Starz Media, Leisure Arts and WFRV TV Station, to generate $480-$500 million of revenue, $55-$60 million of operating cash flow deficits and $95-$105 million of operating losses in 2007.

Results of Operations—Years Ended December 31, 2006, 2005 and 2004

        General.    We provide in the tables below information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items of our reportable segments categorized by the tracking stock group to which those segments are attributed. The "corporate and other" category for each tracking stock group consists of those assets within that category which are attributed to such tracking stock group. For a more detailed discussion and analysis of the financial results of the principal reporting segments of each tracking stock group, see "Interactive Group," "Entertainment Group" and "Capital Group" below.

B-3-18

Consolidated Operating Results

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Revenue
Interactive Group
QVC	$7,074	6,501	5,687
Corporate and other	252	—	—
Entertainment Group
Starz Entertainment	1,033	1,004	963
Corporate and other	42	—	—
Capital Group	212	141	93

Consolidated Liberty	$8,613	7,646	6,743

Operating Cash Flow (Deficit)
Interactive Group
QVC	$1,656	1,422	1,230
Corporate and other	24	(5)	(6)
Entertainment Group
Starz Entertainment	186	171	239
Corporate and other	(18)	(7)	(7)
Capital Group	(65)	(40)	(65)

Consolidated Liberty	$1,783	1,541	1,391

Operating Income (Loss)
Interactive Group
QVC	$1,130	921	760
Corporate and other	—	(5)	(12)
Entertainment Group
Starz Entertainment	163	105	148
Corporate and other	(151)	(1)	(19)
Capital Group	(121)	(76)	(89)

Consolidated Liberty	$1,021	944	788

        Revenue.    Our consolidated revenue increased 12.6% in 2006 and 13.4% in 2005, as compared to the corresponding prior year. The 2006 increase is due primarily to an 8.8% or $573 million increase at QVC and our 2006 acquisitions of Provide ($220 million), Starz Media ($86 million), FUN ($42 million) and BuySeasons ($32 million). The 2005 increase was driven primarily by growth of 14.3% at QVC and growth of 4.3% at Starz Entertainment. In addition, TruePosition's revenue increased $77 million as it continued to increase delivery and acceptance of its equipment in Cingular Wireless's markets. See the Interactive Group and the Entertainment Group below for a more complete discussion of QVC's and Starz Entertainment's results of operations.

        In November 2006, TruePosition signed an amendment to its existing services contract with Cingular Wireless that requires TruePosition to develop and deliver additional software features. Because vendor specific objective evidence related to the value of these additional features does not exist, TruePosition is required to defer revenue recognition until all of the features have been delivered. TruePosition estimates that these features will be delivered in the first quarter of 2008. Accordingly, TruePosition will not recognize any revenue under this contract until 2008. TruePosition recognized approximately $105 million of revenue under this contract in 2006 prior to signing the amendment.

B-3-19

        Operating Cash Flow.    Consolidated Operating Cash Flow increased $242 million or 15.7% and $150 million or 10.8% in 2006 and 2005, respectively, as compared to the corresponding prior year. The 2006 increase is due to a $234 million or 16.5% increase at QVC and a $15 million or 8.8% increase at Starz Entertainment. Operating cash flow for Provide of $24 million and BuySeasons of $6 million were offset by operating cash flow deficits for Starz Media of $24 million and FUN of $11 million. The 2005 increase is due to a $192 million increase for QVC and a $30 million improvement for TruePosition, partially offset by a $68 million decrease for Starz Entertainment.

        The following table provides a reconciliation of consolidated segment operating cash flow to earnings (loss) from continuing operations before income taxes and minority interest:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Consolidated segment operating cash flow	$1,783	1,541	1,391
Stock-based compensation	(67)	(52)	(98)
Litigation settlement	—	—	42
Depreciation and amortization	(582)	(545)	(547)
Impairment of long-lived assets	(113)	—	—
Interest expense	(680)	(626)	(619)
Realized and unrealized gains (losses) on derivative instruments, net	(279)	257	(1,284)
Gains (losses) on dispositions, net	607	(361)	1,411
Nontemporary declines in fair value of investments	(4)	(449)	(129)
Other, net	323	117	119

Earnings (loss) from continuing operations before income taxes and minority interest	$988	(118)	286

        Stock-based compensation.    Stock-based compensation includes compensation related to (1) options and stock appreciation rights ("SARs") for shares of our common stock that are granted to certain of our officers and employees, (2) phantom stock appreciation rights ("PSARs") granted to officers and employees of certain of our subsidiaries pursuant to private equity plans and (3) amortization of restricted stock grants.

        As noted above, effective January 1, 2006, we adopted Statement 123R. Prior to adoption of Statement 123R, the amount of expense associated with stock-based compensation was generally based on the vesting of the related stock options and stock appreciation rights and the market price of the underlying common stock, as well as the vesting of PSARs and the equity value of the related subsidiary. The expense reflected in our consolidated financial statements was based on the market price of the underlying common stock as of the date of the financial statements.

        In connection with our adoption of Statement 123R, we recorded an $89 million transition adjustment, net of related income taxes of $31 million, which primarily reflects the fair value of the liability portion of QVC's stock option awards at January 1, 2006. The transition adjustment is reflected in the accompanying consolidated statement of operations as the cumulative effect of accounting change. In addition, we recorded $67 million of stock compensation expense for the year ended December 31, 2006, compared with $52 million for the comparable period in 2005. The 2006 stock compensation expense is net of a $24 million credit related to the terminations of QVC's stock option plan as described in note 13 to the accompanying consolidated financial statements for the year ended December 31, 2006.

B-3-20

        Depreciation and amortization.    Depreciation and amortization increased in 2006 due to our acquisitions and capital expenditures partially offset by a decrease at Starz Entertainment due to certain intangibles becoming fully amortized. As the businesses we acquired in 2006 are not capital intensive, we do not expect them to have a significant impact on our depreciation in the future. Depreciation and amortization decreased slightly in 2005 due to certain assets becoming fully amortized, partially offset by an increase in depreciable assets due to capital expenditures.

        Impairment of long-lived assets.    We acquired our interest in FUN in March 2006. Subsequent to our acquisition, the market value of FUN's stock declined significantly due to the performance of certain of FUN's subsidiaries and uncertainty surrounding government legislation of Internet gambling which we believe the market perceived as potentially impacting FUN's skill gaming business. In connection with our 2006 annual evaluation of the recoverability of FUN's goodwill, we received a third-party valuation, which indicated that the carrying value of FUN's goodwill exceeded its market value. Accordingly, we recognized a $111 million impairment charge related to goodwill and a $2 million impairment charge related to trademarks in the fourth quarter of 2006.

        Operating income.    We generated consolidated operating income of $1,021 million, $944 million and $788 million in 2006, 2005 and 2004, respectively. The 2006 increase is due to increases for QVC ($209 million) and Starz Entertainment ($58 million), partially offset by losses generated by FUN ($140 million, including the above-described impairment charges) and Starz Media ($29 million) as well as an increase in corporate stock compensation expense of $34 million due to the adoption of Statement 123R. Our operating income in 2005 is attributable to QVC ($921 million) and Starz Entertainment ($105 million) partially offset by operating losses of our other consolidated subsidiaries and corporate expenses.

B-3-21

  Other Income and Expense

        Components of Other Income (Expense) are as follows:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Interest expense
Interactive Group	$(417)	(374)	(385)
Entertainment Group	(31)	(28)	(30)
Capital Group	(232)	(224)	(204)

Consolidated Liberty	$(680)	(626)	(619)

Dividend and interest income
Interactive Group	$40	35	20
Entertainment Group	61	60	47
Capital Group	113	48	63

Consolidated Liberty	$214	143	130

Share of earnings (losses) of affiliates
Interactive Group	$47	9	(3)
Entertainment Group	14	(17)	(4)
Capital Group	30	21	22

Consolidated Liberty	$91	13	15

Realized and unrealized gains (losses) on financial instruments, net
Interactive Group	$20	(17)	(17)
Entertainment Group	(31)	71	201
Capital Group	(268)	203	(1,468)

Consolidated Liberty	$(279)	257	(1,284)

Gains (losses) on dispositions, net
Interactive Group	$—	40	7
Entertainment Group	—	—	843
Capital Group	607	(401)	561

Consolidated Liberty	$607	(361)	1,411

Nontemporary declines in fair value of investments
Interactive Group	$—	—	—
Entertainment Group	—	(351)	—
Capital Group	(4)	(98)	(129)

Consolidated Liberty	$(4)	(449)	(129)

Other, net
Interactive Group	$23	(38)	4
Entertainment Group	(5)	1	(18)
Capital Group	—	(2)	(12)

Consolidated Liberty	$18	(39)	(26)

        Interest expense.    Consolidated interest expense increased 8.6% and 1.1% for the years ended December 31, 2006 and 2005, respectively, as compared to the corresponding prior year. Interest

B-3-22

expense attributable to the Interactive Group increased 11.5% in 2006 due to increased borrowings by QVC, which were used to retire certain of our publicly-traded debt and for repurchases of Liberty Interactive common stock. The increase in 2005 is due to lower outstanding debt balances, more than offset by higher interest rates on our variable rate debt.

        Dividend and interest income.    Interest income for the Capital Group increased in 2006 due to higher invested cash balances. Interest and dividend income for the Capital Group for the year ended December 31, 2006 was comprised of interest income earned on invested cash ($81 million), dividends on available-for-sale securities ($20 million) and other ($12 million). Dividend income from News Corp and attributed to the Entertainment Group aggregated $57 million for the year ended December 31, 2006. If our exchange transaction with News Corporation is completed as currently contemplated, we expect that our dividend income from News Corporation in 2007 will be approximately 50% of the 2006 amount and zero in subsequent years.

        Share of earnings of affiliates.    Our 2006 share of earnings of affiliates are attributable to Expedia ($50 million) and other investees ($41 million). In December 2006, we announced that we had entered into an exchange agreement with News Corporation pursuant to which, if completed, we would exchange our approximate 16% ownership interest in News Corporation for a subsidiary of News Corporation, which would own News Corporation's approximate 40% interest in The DIRECTV Group, Inc., three regional sports television networks and approximately $588 million in cash. Consummation of the exchange, which is subject to various closing conditions, including regulatory approval and receipt of a favorable tax ruling and opinion, is expected before the end of 2007. Upon consummation, if completed, we will account for our interest in The DIRECTV Group using the equity method of accounting, which could result in a significant increase in our share of earnings of affiliates in future periods. In this regard, The DIRECTV Group reported net income for the year ended December 31, 2006 of $1,420 million.

        Realized and unrealized gains (losses) on financial instruments.    Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Exchangeable debenture call option obligations	$(353)	172	(129)
Equity collars	(59)	311	(941)
Borrowed shares	(32)	(205)	(227)
Put options	—	(66)	2
Other derivatives	165	45	11

	$(279)	257	(1,284)

B-3-23

        Gains (losses) on dispositions.    Aggregate gains (losses) from dispositions are comprised of the following.

	Years ended December 31,
Transaction
	2006	2005	2004
	amounts in millions
Interactive Group
Other, net	$—	40	7

Entertainment Group
Sale of News Corporation non-voting shares	—	—	844
Other, net	—	—	(1)

	—	—	843

Capital Group
Sale of investment in Court TV	303	—	—
Sale of investment in Freescale Semiconductor, Inc.	256	—	—
Sale of investment in Telewest Global, Inc.	—	(266)	—
Sale of investment in Cablevisión S.A.	—	(188)	—
Exchange transaction with Comcast Corporation	—	—	387
Other, net	48	53	174

	607	(401)	561

	$607	(361)	1,411

        In the above transactions, the gains or losses were calculated based upon the difference between the carrying value of the assets relinquished, as determined on an average cost basis, compared to the fair value of the assets received.

        Nontemporary declines in fair value of investments.    During 2006, 2005 and 2004, we determined that certain of our cost investments experienced other-than-temporary declines in value. As a result, the cost bases of such investments were adjusted to their respective fair values based primarily on quoted market prices at the date each adjustment was deemed necessary. These adjustments are reflected as nontemporary declines in fair value of investments in our consolidated statements of operations. The impairment recorded in 2005 includes $351 million related to our investment in News Corporation voting shares.

        Income taxes.    Our effective tax rate was 26.2% in 2006, 74.6% in 2005 and 60.2% in 2004. Our 2006 rate is less than the U.S. federal income tax rate of 35% due, in part, to a deferred tax benefit we recognized when we decided to effect a restructuring transaction which was effective on April 1, 2006, and which enabled us to include TruePosition in our Federal consolidated tax group on a prospective basis. As a result of this decision and considering our overall tax position, we reversed $89 million of valuation allowance recorded against TruePosition's net deferred tax assets into our statement of operations as a deferred tax benefit in 2006. This valuation allowance did not relate to net operating loss carryforwards or some other future tax deduction of TruePosition, but rather related to temporary differences caused by revenue and cost amounts that were recognized for tax purposes in prior periods, but have been deferred for financial reporting purposes until future periods. In addition, we recorded deferred tax benefits of $105 million for changes in our estimated foreign tax rate based on our projections of our ability to use foreign tax credits in the future and $25 million for changes in our estimated state tax rate used to calculate our deferred tax liabilities. These benefits were partially offset by current tax expense of $43 million on the gain on sale of Court TV for which we had higher book

B-3-24

basis than tax basis and $39 million for impairment of goodwill that is not deductible for tax purposes. In addition, we recorded state ($34 million) and foreign ($20 million) tax expense.

        Our effective tax rate in 2005 was greater than the U.S. federal income tax rate of 35% primarily due to a tax benefit of $147 million that we recorded as a result of a change in our estimated effective state and foreign tax rates. In the third quarter of 2005, we assessed our weighted average state tax rate in connection with our spin off of Discovery Holding Company. As a result of this assessment, we decreased our state tax rate used in calculating the amount of our deferred tax liabilities and recognized a deferred income tax benefit of $131 million. Also in 2005, we reduced our estimated foreign tax rate related to QVC and recognized a tax benefit of $16 million. These tax benefits were partially offset by our foreign tax expense and an increase in our valuation allowance for deferred tax assets of subsidiaries that we do not consolidate for tax purposes. Our effective tax rate in 2004 differed from the U.S. federal income tax rate of 35% primarily due to foreign and state taxes.

        Historically, we have not made federal income tax payments due to our ability to use prior year net operating and capital losses carryforwards to offset current year taxable income. However, based on current projections, we believe that we will use our available net operating and capital losses in 2007, and that we will start making federal income tax payments to the extent that we continue to generate taxable income in the future. These payments could prove to be significant.

        Net earnings (loss).    Our net earnings (loss) was $840 million, ($33) million and $46 million for the years ended December 31, 2006, 2005 and 2004, respectively, and was the result of the above-described fluctuations in our revenue and expenses. In addition, we recognized earnings (loss) from discontinued operations of $220 million, $10 million and ($59) million for the years ended December 31, 2006, 2005 and 2004, respectively. Included in our 2006 earnings from discontinued operations are tax benefits of $236 million related to our excess outside tax basis in OPTV and AEG over our basis for financial reporting.

Interactive Group

        The following discussion and analysis provides information concerning the results of operations and financial condition of the Interactive Group. Although our 2006 restructuring was not completed until May 9, 2006, the following discussion is presented as though the 2006 restructuring had been completed on January 1, 2004. The results of operations of Provide and BuySeasons are included in Corporate and Other since their respective date of acquisition in the tables below. Fluctuations in Corporate and Other from 2005 to 2006 are due primarily to the acquisitions of Provide and BuySeasons in 2006. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included in Part I of this Annex B and the description of the Interactive Group found under "Description of Business—the Interactive Group." The reclassification would not change the businesses, assets and liabilities that we attribute to the Interactive Group.

B-3-25

Results of Operations

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Revenue
QVC	$7,074	6,501	5,687
Corporate and other	252	—	—

	$7,326	6,501	5,687

Operating Cash Flow (Deficit)
QVC	$1,656	1,422	1,230
Corporate and other	24	(5)	(6)

	$1,680	1,417	1,224

Operating Income (Loss)
QVC	$1,130	921	760
Corporate and other	—	(5)	(12)

	$1,130	916	748

        QVC.    QVC's results of operations are as follows:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Net revenue	$7,074	6,501	5,687
Cost of sales	(4,426)	(4,112)	(3,594)

Gross profit	2,648	2,389	2,093
Operating expenses	(579)	(570)	(497)
SG&A expenses (excluding stock-based compensation)	(413)	(397)	(366)

Operating cash flow	1,656	1,422	1,230
Stock-based compensation	(50)	(52)	(33)
Depreciation and amortization	(476)	(449)	(437)

Operating income	$1,130	921	760

Net revenue is generated in the following geographical areas:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
QVC-US	$4,983	4,640	4,141
QVC-UK	612	554	487
QVC-Germany	848	781	643
QVC-Japan	631	526	416

	$7,074	6,501	5,687

        QVC's net revenue increased 8.8% and 14.3% for the years ended December 31, 2006 and 2005, respectively, as compared to the corresponding prior year, as average sales per customer increased in both years. The 2006 increase in revenue is comprised of a $582 million increase due to an increase in the number of units shipped from 154.4 million to 165.7 million and an $88 million increase due to a

B-3-26

2.0% increase in the average sales price per unit. The revenue increases were partially offset by an $11 million decrease due to unfavorable foreign currency rates and an $86 million decrease due primarily to an increase in estimated product returns. Returns as a percent of gross product revenue increased from 18.0% in 2005 to 18.5% in 2006 due to a continued shift in the mix from home products to apparel and accessories products, which typically have higher return rates than home products.

        The 2005 increase in revenue is comprised of a $779 million increase due to an increase in the number of units shipped from 138.0 million to 154.4 million and a $204 million increase due to a 3.7% increase in the ASP. The revenue increases were partially offset by a $145 million decrease due primarily to an increase in product returns and a $24 million decrease due to unfavorable foreign currency exchange rates. Returns as a percent of gross product revenue increased from 17.6% in 2004 to 18.0% in 2005 due to a shift in the sales mix from home products to jewelry, apparel and accessories products.

        The number of homes receiving QVC's services are as follows:

	Homes (in millions)
	December 31,
	2006	2005	2004
QVC-US	90.7	90.0	88.4
QVC-UK	19.4	17.8	15.6
QVC-Germany	37.5	37.4	35.7
QVC-Japan	18.7	16.7	14.7

        The QVC service is already received by substantially all of the cable television and direct broadcast satellite homes in the U.S. and Germany. In addition, the rate of growth in households is expected to diminish in the UK and Japan. As these markets continue to mature, QVC also expects its consolidated rate of growth in revenue to diminish. Future sales growth will primarily depend on continued additions of new customers from homes already receiving the QVC service and continued growth in sales to existing customers. QVC's future sales may also be affected by (i) the willingness of cable and satellite distributors to continue carrying QVC's programming service, (ii) QVC's ability to maintain favorable channel positioning, which may become more difficult as distributors convert analog customers to digital, (iii) changes in television viewing habits because of personal video recorders, video-on-demand and IP television and (iv) general economic conditions.

        As noted above, during the years ended December 31, 2006 and 2005, the changes in revenue and expenses were also impacted by changes in the exchange rates for the UK pound sterling, the euro and the Japanese yen. In the event the U.S. dollar strengthens against these foreign currencies in the future, QVC's revenue and operating cash flow will be negatively impacted. The percentage increase in revenue for each of QVC's geographic areas in dollars and in local currency is as follows:

	Percentage increase in net revenue
	Year ended December 31, 2006		Year ended December 31, 2005
	U.S. dollars	Local currency	U.S. dollars	Local currency
QVC-US	7.4%	7.4%	12.1%	12.1%
QVC-UK	10.5%	8.4%	13.8%	15.1%
QVC-Germany	8.6%	7.1%	21.5%	21.9%
QVC-Japan	20.0%	26.1%	26.4%	29.4%

        QVC's gross profit percentage was 37.4%, 36.7% and 36.8% for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in the gross profit percentage in 2006 was due to higher

B-3-27

initial margins due to a shift in the sales mix from home products to higher margin apparel and accessories products and to a lower inventory obsolescence provision. The slight gross profit percentage decrease in 2005 was due primarily to a higher inventory obsolescence provision.

        QVC's operating expenses are comprised of commissions and license fees, order processing and customer service expense, credit card processing fees, telecommunications expense and provision for doubtful accounts. Operating expenses increased 1.6% and 14.7% for the years ended December 31, 2006 and 2005, respectively, as compared to the corresponding prior year period. The 2005 increase is primarily due to the increase in sales volume. Operating expenses increased at a lower rate than sales in 2006 due primarily to commissions and bad debt expense. As a percentage of net revenue, operating expenses were 8.2%, 8.8% and 8.7% for 2006, 2005 and 2004, respectively. Commissions, as a percent of net revenue, were fairly consistent in 2004 and 2005 and decreased in 2006, as compared to 2005. The decrease in 2006 is due to a greater percentage of Internet sales for which lower commissions are required to be paid. In addition, commissions decreased as a percentage of revenue in QVC-Japan where certain distributors are paid the greater of (i) a fixed fee per subscriber and (ii) a specified percentage of sales. In 2006, more distributors started to receive payments based on sales volume rather than a fixed fee per subscriber. QVC's bad debt provision decreased as a percent of net revenue in 2006 due to lower write-offs on QVC's private label credit card. As a percent of net revenue, order processing and customer service expenses remained constant in 2006, but decreased in each segment in 2005 as compared to 2004. The 2005 decrease is the result of reduced personnel expense due to increased Internet sales, and operator efficiencies in call handling and staffing. QVC's telecommunications expenses as a percent of revenue remained consistent in 2006, but decreased in 2005 due to new contracts with certain of its service providers. Credit card processing fees remained consistent as a percent of net revenue for each of the years ended December 31, 2006, 2005 and 2004.

        QVC's SG&A expenses include personnel, information technology, marketing and advertising expenses. Such expenses increased 4.0% and 8.5% during the years ended December 31, 2006 and 2005, respectively, as compared to the corresponding prior year. Due to the fixed cost and discretionary nature of many of these expenses, SG&A expenses increased at a lower rate than revenue in 2006. In addition, QVC settled certain franchise tax audit issues and reversed $15 million of reserves recorded in prior years. The majority of the 2005 increase reflects a $23 million increase in personnel costs due to the addition of employees to support the increased sales of QVC's foreign operations. In addition, statutory sales and use tax increased $6 million in 2005.

        QVC's depreciation and amortization expense increased for the years ended December 31, 2006 and 2005. Such increases are due to fixed asset and software additions.

Entertainment Group

        If the reclassification is completed, the Entertainment Group would be comprised of our subsidiaries Starz Entertainment and FUN, as well as minority equity interests in GSN and WildBlue Communications, approximately $500 million in cash and $551 million principal amount (as of June 30, 2007) of our existing publicly-traded debt. In addition, we will attribute to the Entertainment Group the approximate 40% interest in The DIRECTV Group, three RSNs and approximately $588 million in cash if our exchange transaction with News Corporation is completed.

        The following discussion and analysis provides information concerning the attributed results of operations and financial condition of the Entertainment Group and is presented as though the reclassification had been completed on January 1, 2004. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included in Part I of this Annex B and the description of the Entertainment Group found under "Description of Business—the Entertainment Group."

B-3-28

Results of Operations

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Revenue
Starz Entertainment	$1,033	1,004	963
Corporate and other	42	—	—

	$1,075	1,004	963

Operating Cash Flow (Deficit)
Starz Entertainment	$186	171	239
Corporate and other	(18)	(7)	(7)

	$168	164	232

Operating Income (Loss)
Starz Entertainment	$163	105	148
Corporate and other	(151)	(1)	(19)

	$12	104	129

        Revenue.    The Entertainment Group's revenue increased $71 million or 7.1% and $41 million or 4.3% for the years ended December 31, 2006 and 2005, respectively, as compared to the corresponding prior year. The 2006 increase is due to Starz Entertainment, as well as our acquisition of FUN, which contributed $42 million of revenue in 2006.

        Operating cash flow.    The Entertainment Group's Operating Cash Flow increased $4 million or 2.4% and decreased $68 million or 29.3% in 2006 and 2005, respectively, as compared to the corresponding prior year. The increase for Starz Entertainment in 2006 was partially offset by an $11 million operating cash flow deficit generated by FUN. The 2005 decrease is due to Starz Entertainment.

        Impairment of long-lived assets.    We acquired our interest in FUN in March 2006. Subsequent to our acquisition, the market value of FUN's stock declined significantly due to the performance of certain of FUN's subsidiaries and uncertainty surrounding government legislation of Internet gambling which we believe the market perceived as potentially impacting FUN's skill gaming business. In connection with our 2006 annual evaluation of the recoverability of FUN's goodwill, we received a third-party valuation, which indicated that the carrying value of FUN's goodwill exceeded its market value. Accordingly, we recognized a $111 million impairment charge related to goodwill and a $2 million impairment charge related to trademarks in the fourth quarter of 2006.

        Operating income (loss).    The improvement in operating income for Starz Entertainment in 2006 was more than offset an by operating loss for FUN (including the aforementioned impairment losses).

        Starz Entertainment.    Historically, Starz Entertainment has provided premium programming distributed by cable operators, direct-to-home satellite providers and other distributors throughout the United States. In addition, Starz Entertainment has launched Vongo, a subscription Internet service which is comprised of Starz and other movie and entertainment content. Vongo also offers content on a pay-per-view basis. Through 2006, virtually all of Starz Entertainment's revenue continued to be derived from the delivery of movies to subscribers under affiliation agreements with television video programming distributors. Some of Starz Entertainment's affiliation agreements provide for payments to Starz Entertainment based on the number of subscribers that receive Starz Entertainment's services. Starz Entertainment also has fixed-rate affiliation agreements with certain of its customers. Pursuant to

B-3-29

these agreements, the customers pay an agreed-upon rate regardless of the number of subscribers. The agreed-upon rate is contractually increased annually or semi-annually as the case may be, and these agreements expire in 2007 through 2012. During the year ended December 31, 2006, 67.8% of Starz Entertainment's revenue was generated by its four largest customers, Comcast, Echostar Communications, DirecTV and Time Warner.

        Starz Entertainment's operating results are as follows:

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Revenue	$1,033	1,004	963
Operating expenses	(741)	(706)	(603)
SG&A expenses	(106)	(127)	(121)

Operating cash flow	186	171	239
Stock-based compensation	3	(17)	(28)
Depreciation and amortization	(26)	(49)	(63)

Operating income	$163	105	148

        Starz Entertainment's revenue increased 2.9% and 4.3% for the years ended December 31, 2006 and 2005, respectively, as compared to the corresponding prior year. The 2006 increase is due to a $56 million increase resulting from an increase in the average number of subscription units for Starz Entertainment's services partially offset by a $27 million decrease due to a decrease in the effective rate for Starz Entertainment services. The 2005 increase in revenue is due to an $85 million increase resulting from a rise in the average number of subscription units for Starz Entertainment's services partially offset by a $52 million decrease due to a reduction in the effective rate for Starz Entertainment's services.

        Starz Entertainment's Starz movie service and its Encore and Thematic Multiplex channels ("EMP") movie service are the primary drivers of Starz Entertainment's revenue. Starz average subscriptions increased 5.7% and 6.7% in 2006 and 2005, respectively; and EMP average subscriptions increased 6.6% and 8.0% in 2006 and 2005, respectively. The effects on revenue of these increases in subscriptions units are somewhat mitigated by the fixed-rate affiliation agreements that Starz Entertainment has entered into in recent years.

        At December 31, 2006, cable, direct broadcast satellite, and other distribution represented 66.6%, 31.6% and 1.8%, respectively, of Starz Entertainment's total subscription units.

        Starz Entertainment's operating expenses increased $35 million or 5.0% and $103 million or 17.1% for the years ended December 31, 2006 and 2005, respectively, as compared to the corresponding prior year. Such increases are due primarily to increases in programming costs, which increased from $564 million in 2004 to $668 million in 2005 and to $703 million in 2006. The 2006 programming increase is due primarily to $63 million of additional amortization of deposits previously made under certain of its output arrangements. Such amortization was partially offset by a lower cost per title for movies under certain license agreements and a decrease in programming costs due to a lower percentage of first-run movie exhibitions (which have a relatively higher cost per title) as compared to the number of library product exhibitions. The 2005 increase in programming costs is due to (1) a $55 million increase resulting from a higher percentage of first-run movie exhibitions as compared to the number of library product exhibitions in 2005 and (2) a $49 million increase due to a higher cost per title for movie titles under certain of Starz Entertainment's license agreements.

        Starz Entertainment expects that its programming costs in 2007 will be 6%-9% lower than the 2006 costs due to Starz Entertainment receiving fewer first-run titles under certain of its output

B-3-30

arrangements in 2007 and lower effective rates for certain titles. This estimate is subject to a number of assumptions that could change depending on the number and timing of movie titles actually becoming available to Starz Entertainment and their ultimate box office performance. Accordingly, the actual amount of programming costs experienced by Starz Entertainment may differ from the estimated decreases noted above.

        Starz Entertainment's SG&A expenses decreased $21 million or 16.5% and increased $6 million or 5.0% during 2006 and 2005, respectively, as compared to the corresponding prior year. The 2006 decrease is due primarily to lower sales and marketing expenses of $18 million due to the elimination of certain marketing support commitments under the Comcast affiliation agreement and less marketing with other affiliates, partially offset by marketing expenses related to the commercial launch of Vongo. The 2005 increase in SG&A expenses is due to (1) $11 million of consulting and marketing expenses incurred in connection with Starz Entertainment's 2005 development and 2006 launch of Vongo, and (2) a $12 million credit recorded by Starz Entertainment in 2004 related to the recovery of certain accounts receivable from Adelphia Communications and other customers. These increases were offset by a $16 million decrease in sales and marketing as Starz Entertainment participated in fewer national marketing campaigns and obtained reduced marketing commitments under a new affiliation agreement with Comcast in 2005.

        Starz Entertainment has outstanding phantom stock appreciation rights held by its former chief executive officer. Compensation relating to the phantom stock appreciation rights has been recorded based upon the estimated fair value of Starz Entertainment. The amount of expense associated with the phantom stock appreciation rights is generally based on the vesting of such rights and the change in the fair value of Starz Entertainment.

Capital Group

        If the reclassification is completed, the Capital Group would be comprised of our subsidiaries and assets not attributed to the Interactive Group or the Entertainment Group, including our subsidiaries, Atlanta Braves, Starz Media, Leisure Arts, TruePosition and WFRV TV Station, as well as minority interests in Time Warner Inc., Sprint Nextel Corporation and other public and private companies and $4,682 million principal amount (as of June 30, 2007) of our senior exchangeable debentures and bank debt.

        The following discussion and analysis provides information concerning the attributed results of operations and financial condition of the Capital Group and is presented as though the reclassification had been completed on January 1, 2004. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included in Part I of the Annex B and the description of the Capital Group found under "Description of Business—the Capital Group."

Results of Operations

	Years ended December 31,
	2006	2005	2004
	amounts in millions
Revenue	$212	141	93
Operating cash flow deficit	$(65)	(40)	(65)
Operating loss	$(121)	(76)	(89)

        Revenue.    The Capital Group's combined revenue increased $71 million or 50.4% and $48 million or 51.6% for the years ended December 31, 2006 and 2005, respectively, as compared to the corresponding prior year. The 2006 increase is due to Starz Media ($86 million) partially offset by TruePosition. In November 2006, TruePosition signed an amendment to its existing services contract

B-3-31

with Cingular Wireless that requires TruePosition to develop and deliver additional software features. Because vendor specific objective evidence related to the value of these additional features does not exist, TruePosition is required to defer revenue recognition until all of the features have been delivered. TruePosition estimates that these features will be delivered in the first quarter of 2008. Accordingly, TruePosition will not recognize any revenue under this contract until 2008. TruePosition recognized approximately $105 million of revenue under this contract in 2006 prior to signing the amendment. The 2005 revenue increase was driven primarily by a $77 million increase for TruePosition. TruePosition's revenue increased as it continued to increase delivery and acceptance of its equipment in Cingular Wireless's markets.

        Operating cash flow.    The Capital Group's Operating Cash Flow Deficit increased $25 million in 2006 and decreased $25 million in 2005, as compared to the corresponding prior year. The increase in 2006 is due to a $24 million operating cash flow deficit generated by Starz Media, as advertising costs for the animated film Everyone's Hero exceeded the revenue it earned. The 2005 decrease is due primarily to a $30 million improvement for TruePosition.

        Operating income (loss).    The Capital Group's operating loss increased $45 million in 2006 and decreased $13 million in 2005, as compared to the corresponding prior year. The increase in operating loss in 2006 was due primarily to an operating loss for Starz Media and an increase in corporate stock compensation expense. The 2005 improvement in operating income was due primarily to lower amortization of corporate intangibles and lower corporate stock compensation expense.

Liquidity and Capital Resources

        While the Interactive Group, the Entertainment Group and the Capital Group are not separate legal entities and the assets and liabilities attributed to each group remain assets and liabilities of our consolidated company, we intend to manage the liquidity and financial resources of each group separately. Keeping in mind that assets attributed to one group may be used to satisfy liabilities attributed to another group, the following discussion assumes that future liquidity needs of each group will be funded by the financial resources attributed to each respective group.

        The following are potential sources of liquidity for each group to the extent the identified asset or transaction has been attributed to such group: available cash balances, cash generated by the operating activities of our privately-owned subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), proceeds from asset sales, monetization of our public investment portfolio (including derivatives), debt and equity issuances, and dividend and interest receipts.

        Interactive Group.    During the six months ended June 30, 2007, the Interactive Group's primary uses of cash were debt repayments ($180 million), capital expenditures ($167 million), tax payments to the Capital Group ($182 million), the acquisition of Backcountry.com ($120 million) and the repurchase of outstanding Liberty Interactive common stock. In connection with the issuance of our tracking stocks in 2006, our board of directors authorized a share repurchase program pursuant to which we could repurchase up to $1 billion of outstanding shares of Liberty Interactive common stock in the open market or in privately negotiated transactions, from time to time, subject to market conditions. In the fourth quarter of 2006, our board of directors authorized us to repurchase up to an additional $1 billion of outstanding shares of Liberty Interactive common stock. We may alter or terminate the stock repurchase program at any time. During the six months ended June 30, 2007, we repurchased 2.0 million shares of Series A Liberty Interactive common stock for aggregate cash consideration of $46.2 million pursuant to this share repurchase program. In addition, on May 15, 2007, we commenced a tender offer pursuant to which we sought to purchase up to 19,417,476 shares of Series A Liberty Interaction common stock at a price not greater than $25.75 or less than $23.75 per share. The tender offer expired on June 12, 2007, and 27,543,660 shares of Series A Liberty Interactive

B-3-32

common stock were properly tendered at or below a purchase price of $24.95 per share. The final proration factor was approximately 70.3952% and we accepted for purchase 19,417,476 shares at a price of $24.95 per share, or aggregate cash consideration of $484.5 million.

        The Interactive Group's uses of cash in 2007 were primarily funded with cash from operations and borrowings under the QVC credit facilities. As of June 30, 2007, the Interactive Group had a cash balance of $806 million.

        During the year ended December 31, 2006, the Interactive Group's primary uses of cash were the retirement of $1,369 million principal amount of senior notes that matured in September 2006, funding the acquisition of Provide ($465 million), repurchases of QVC common stock and equivalents ($331 million), capital expenditures ($259 million), tax payments to the Capital Group ($173 million), stock compensation payments ($111 million) and the repurchase of outstanding Liberty Interactive common stock. During the period from May 10, 2006 to December 31, 2006, we repurchased 51.6 million shares of Series A Liberty Interactive common stock for aggregate cash consideration of $954 million pursuant to our share repurchase program.

        The Interactive Group's uses of cash in 2006 were primarily funded with cash from operations and borrowings under QVC's credit facilities. As of December 31, 2006, the Interactive Group had a cash balance of $946 million.

        The projected uses of Interactive Group cash for the remainder of 2007 include approximately $230 million for interest payments on QVC debt and parent debt attributed to the Interactive Group, $180 million for capital expenditures, additional tax payments to the Capital Group and additional repurchases of Liberty Interactive common stock. In addition, we may make additional investments in existing or new businesses and attribute such investments to the Interactive Group. However, we do not have any commitments to make new investments at this time.

        As of June 30, 2007, the aggregate commitments under QVC's credit agreements were $5.25 billion, and outstanding borrowings were $3.675 billion. QVC's ability to borrow the unused capacity is dependent on its continuing compliance with the covenants contained in the agreements at the time of, and after giving effect to, a requested borrowing.

        Entertainment Group.    The Entertainment Group's primary use of cash during the six months ended June 30, 2007 was repayment of intercompany debt to the Capital Group. The Entertainment Group's primary use of cash for the year ended December 31, 2006 was the acquisition of FUN ($200 million). These investing and financing activities were funded with cash from operations and cash transfers from the Capital Group.

        The Entertainment Group's future sources of liquidity are expected to be cash on hand, cash provided by the operating activities of the subsidiaries attributed to the Entertainment Group and cash received in the DirecTV Transaction, if completed.

        In June 2007, we announced that we intend to make an offer to purchase all of the common shares of FUN that we do not already own. Our offer will be subject to certain conditions, and if completed, we estimate our cash payments will be approximately $100 million. We may also make additional investments in existing or new businesses and attribute such investments to the Entertainment Group. However, we do not have any commitments to make new investments at this time.

        Capital Group.    During the six months ended June 30, 2007, the Capital Group's primary uses of cash were the repurchase of Series A Liberty Capital common stock as described below ($1,305 million), debt repayments ($155 million) and loans and investments ($810 million).

        During the year ended December 31, 2006, the Capital Group's primary uses of cash were net cash transfers to the Interactive Group of $293 million, the acquisition of Starz Media ($290 million) and

B-3-33

loans to WildBlue ($187 million). These cash transfers were funded with available cash on hand and proceeds from derivative settlements and asset sales.

        In connection with the issuance of our tracking stocks in 2006, our board of directors authorized a share repurchase program pursuant to which we may repurchase up to $1 billion of outstanding shares of Liberty Capital common stock in the open market or in privately negotiated transactions, from time to time, subject to market conditions. That amount was increased to approximately $1.3 billion in connection with a tender offer for Liberty Capital stock that was completed in April 2007. In May 2007, our board of directors authorized the repurchase of an additional $1 billion of Liberty Capital common stock. We may alter or terminate the program at any time.

        In order to implement our share repurchase program for Liberty Capital common stock, we commenced a tender offer on March 7, 2007 that we subsequently amended on March 20, 2007. Pursuant to the tender offer, as amended, we sought to purchase up to 8,849,500 shares of Series A Liberty Capital common stock at a price not greater than $113.00 or less than $105.00 per share. The tender offer expired on April 5, 2007, and 11,858,343 shares of Series A Liberty Capital common stock were properly tendered. We exercised our right to purchase an additional 2% of our outstanding Series A Liberty Capital common stock and accepted for purchase 11,540,680 shares at a price of $113.00 per share or aggregate cash consideration of $1,305 million (including transaction costs). We funded the cash consideration with available cash on hand.

        The Capital Group's sources of liquidity for the six months ended June 30, 2007 include cash from the Time Warner Exchange ($984 million) and the CBS Exchange ($170 million), cash proceeds from the sale of AEG ($332 million) and OPTV ($112 million), available cash on hand and proceeds from the settlement of derivatives.

        In addition, in April 2007, we borrowed $750 million of bank financing with an interest rate of LIBOR plus an applicable margin. We intend to invest such proceeds in a portfolio of selected debt and mezzanine-level instruments of companies in the telecommunications, media and technology sectors that we believe have favorable risk/return profiles. Although no assurance can be given, we expect to make such investments over the next 18-24 months.

        We expect that the Capital Group's investing and financing activities will be funded with a combination of cash on hand, cash proceeds from our exchange transaction with News Corporation, cash provided by operating activities, tax payments from the Interactive Group, proceeds from collar expirations and dispositions of non-strategic assets. At June 30, 2007, the Capital Group's sources of liquidity include $2,656 million in cash and marketable debt securities and $5,721 million of non-strategic AFS securities including related derivatives. To the extent the Capital Group recognizes any taxable gains from the sale of assets or the expiration of derivative instruments, we may incur current tax expense and be required to make tax payments, thereby reducing any cash proceeds attributable to the Capital Group.

        Our derivatives related to certain of our AFS investments provide the Capital Group with an additional source of liquidity. Based on the put price and assuming we deliver owned or borrowed shares to settle each of the AFS Derivatives and excluding any provision for income taxes, the Capital Group would have attributed to it cash proceeds of approximately $245 million in 2007, $21 million in 2008, $1,223 million in 2009, $1,675 million in 2010 and $446 million in 2011 upon settlement of its AFS Derivatives.

        Prior to the maturity of the equity collars, the terms of certain of these instruments allow borrowings against the future put option proceeds at LIBOR or LIBOR plus an applicable spread, as the case may be. As of June 30, 2007, such borrowing capacity aggregated approximately $3,610 million. Such borrowings would reduce the cash proceeds upon settlement noted in the preceding paragraph. In

B-3-34

the event we complete our exchange transaction with News Corporation as currently contemplated, such borrowing capacity would be reduced by $916 million.

Recent Accounting Pronouncements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements,"which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. Statement 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of Statement 157 on our financial statements.

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115". Statement 159 permits entities to choose to measure many financial instruments, such as available-for-sale securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity's statement of operations. Currently under Statement of Financial Accounting Standards No. 115, entities are required to recognize changes in fair value of available-for-sale securities in the balance sheet in accumulated other comprehensive earnings. Statement 159 is effective as of the beginning of an entity's fiscal year that begins after November 15, 2007. We are currently evaluating the potential impacts of Statement 159 on our financial statements and have not made a determination as to which of our financial instruments, if any, we will choose to apply the provisions of Statement 159.

Item 3.    Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk in the normal course of business due to our ongoing investing and financing activities and our subsidiaries in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

        We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed-rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate. As of June 30, 2007, the face amount of the Interactive Group's fixed rate debt (considering the effects of interest rate swap agreements) was $5,369 million, which had a weighted average interest rate of 6.4%. The Interactive Group's variable rate debt of $1,487 million had a weighted average interest rate of 6.7% at June 30, 2007. As of June 30, 2007, the face amount of the Capital Group's fixed rate debt was $3,932 million, which had a weighted average interest rate of 2.4%. As of June 30, 2007, the face amount of the Entertainment Group's fixed rate debt was $551 million, which had a weighted average interest rate of 3.3%.

        Each of the Interactive Group, the Entertainment Group and the Capital Group is exposed to changes in stock prices primarily as a result of our significant holdings in publicly traded securities. We

B-3-35

continually monitor changes in stock markets, in general, and changes in the stock prices of our holdings, specifically. We believe that changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors. We use equity collars, written put and call options and other financial instruments to manage market risk associated with certain investment positions. These instruments are recorded at fair value based on option pricing models.

        Among other factors, changes in the market prices of the securities underlying our AFS Derivatives affect the fair market value of such AFS Derivatives. The following table illustrates the impact that changes in the market price of the securities underlying our equity collars that have been attributed to the Capital Group would have on the fair market value of such derivatives. Such changes in fair market value would be included in realized and unrealized gains (losses) on financial instruments in our statement of operations.

	Estimated aggregate fair value
	Equity collars	Other	Total
	amounts in millions
Fair value at June 30, 2007	$910	97	1,007
5% increase in market prices	$814	105	919
10% increase in market prices	$716	113	829
5% decrease in market prices	$1,006	88	1,094
10% decrease in market prices	$1,101	80	1,181

        At June 30, 2007, the fair value of our AFS securities attributed to the Interactive Group, the Entertainment Group and the Capital Group was $2,606 million, $11,201 million and $6,327 million, respectively. Had the market price of such securities been 10% lower at June 30, 2007, the aggregate value of such securities would have been $261 million, $1,120 million and $633 million lower, respectively, resulting in a decrease to unrealized holding gains in other comprehensive earnings (loss). The decrease attributable to the Capital Group would be partially offset by an increase in the value of our AFS Derivatives as noted in the table above.

        From time to time and in connection with certain of our AFS Derivatives, we borrow shares of the underlying securities from a counterparty and deliver these borrowed shares in settlement of maturing derivative positions. In these transactions, a similar number of shares that we have attributed to the Capital Group have been posted as collateral with the counterparty. These share borrowing arrangements can be terminated at any time at our option by delivering shares to the counterparty. The counterparty can terminate these arrangements at any time. The liability under these share borrowing arrangements is marked to market each reporting period with changes in value recorded in unrealized gains or losses in the Capital Group's attributed statement of operations. The shares posted as collateral under these arrangements continue to be treated as AFS securities and are marked to market each reporting period with changes in value recorded as unrealized gains or losses in other comprehensive earnings.

        The Interactive Group is exposed to foreign exchange rate fluctuations related primarily to the monetary assets and liabilities and the financial results of QVC's foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. dollars at period-end exchange rates and the statements of operations are generally translated at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive earnings (loss) as a separate component of stockholders' equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions

B-3-36

arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are generally translated at the average rate for the period. Accordingly, the Interactive Group may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations.

        We periodically assess the effectiveness of our derivative financial instruments. With regard to interest rate swaps, we monitor the fair value of interest rate swaps as well as the effective interest rate the interest rate swap yields, in comparison to historical interest rate trends. We believe that any losses incurred with regard to interest rate swaps would be offset by the effects of interest rate movements on the underlying debt facilities. With regard to equity collars, we monitor historical market trends relative to values currently present in the market. We believe that any unrealized losses incurred with regard to equity collars and swaps would be offset by the effects of fair value changes on the underlying assets. These measures allow our management to measure the success of its use of derivative instruments and to determine when to enter into or exit from derivative instruments.

        Our derivative instruments are executed with counterparties who are well known major financial institutions with high credit ratings. While we believe these derivative instruments effectively manage the risks highlighted above, they are subject to counterparty credit risk. Counterparty credit risk is the risk that the counterparty is unable to perform under the terms of the derivative instrument upon settlement of the derivative instrument. To protect ourselves against credit risk associated with these counterparties we generally:

  •
  execute our derivative instruments with several different counterparties, and

  •
  execute equity derivative instrument agreements which contain a provision that requires the counterparty to post the "in the money" portion of the derivative instrument into a cash collateral account for our benefit, if the respective counterparty's credit rating for its senior unsecured debt were to reach certain levels, generally a rating that is below Standard & Poor's rating of A- and/or Moody's rating of A3.

        Due to the importance of these derivative instruments to our risk management strategy, we actively monitor the creditworthiness of each of these counterparties. Based on our analysis, we currently consider nonperformance by any of our counterparties to be unlikely.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

  Entertainment Group

        The following contingencies and obligations have been attributed to the Entertainment Group:

        Starz Entertainment has entered into agreements with a number of motion picture producers which obligate Starz Entertainment to pay fees ("Programming Fees") for the rights to exhibit certain films that are released by these producers. The unpaid balance under agreements for film rights related to films that were available for exhibition by Starz Entertainment at June 30, 2007 is reflected as a liability in the accompanying consolidated balance sheet. The balance due as of June 30, 2007 is payable as follows: $139 million in 2007; $15 million in 2008; and $23 million thereafter.

        Starz Entertainment has also contracted to pay Programming Fees for the rights to exhibit films that have been released theatrically, but are not available for exhibition by Starz Entertainment until some future date. These amounts have not been accrued at June 30, 2007. Starz Entertainment's estimate of amounts payable under these agreements is as follows: $203 million in 2007; $409 million in 2008; $90 million in 2009; $74 million in 2010; $31 million in 2011 and $68 million thereafter.

B-3-37

        In addition, Starz Entertainment is obligated to pay Programming Fees for all qualifying films that are released theatrically in the United States by studios owned by The Walt Disney Company through 2009, all qualifying films that are released theatrically in the United States by studios owned by Sony Pictures Entertainment through 2010 and all qualifying films produced for theatrical release in the United States by Revolution Studios, an equity affiliate, through 2006. Films are generally available to Starz Entertainment for exhibition 10 - 12 months after their theatrical release. The Programming Fees to be paid by Starz Entertainment are based on the quantity and domestic theatrical exhibition receipts of qualifying films. As these films have not yet been released in theatres, Starz Entertainment is unable to estimate the amounts to be paid under these output agreements. However, such amounts are expected to be significant.

        In addition to the foregoing contractual film obligations, each of Disney and Sony has the right to extend its contract for an additional three years. If Sony elects to extend its contract, Starz Entertainment has agreed to pay Sony a total of $190 million in four annual installments of $47.5 million beginning in 2011. This option expires December 31, 2007. If made, Starz Entertainment's payments to Sony would be amortized ratably over the extension period beginning in 2011. An extension of this agreement would also result in the payment by Starz Entertainment of Programming Fees for qualifying films released by Sony during the extension period. If Disney elects to extend its contract, Starz Entertainment is not obligated to pay any amounts in excess of its Programming Fees for qualifying films released by Disney during the extension period.

        Liberty guarantees Starz Entertainment's film licensing obligations under certain of its studio output agreements. At June 30, 2007, Liberty's guarantees for studio output obligations for films released by such date aggregated $694 million. While the guarantee amount for films not yet released is not determinable, such amount is expected to be significant. As noted above, Starz Entertainment has recognized the liability for a portion of its obligations under the output agreements. As this represents a commitment of Starz Entertainment, a consolidated subsidiary of ours, we have not recorded a separate liability for our guarantees of these obligations.

  Capital Group

        The following contingencies and obligations have been attributed to the Capital Group:

        The Atlanta Braves and certain of their players and coaches have entered into long-term employment contracts whereby such individuals' compensation is guaranteed. Amounts due under guaranteed contracts as of June 30, 2007 aggregated $148 million, which is payable as follows: $42 million in 2007, $65 million in 2008, $19 million in 2009 and $22 million thereafter. In addition to the foregoing amounts, certain players and coaches may earn incentive compensation under the terms of their employment contracts.

        Since the date we issued our exchangeable debentures, we have claimed interest deductions on such exchangeable debentures for federal income tax purposes based on the "comparable yield" at which we could have issued a fixed-rate debenture with similar terms and conditions. In all instances, this policy has resulted in us claiming interest deductions significantly in excess of the cash interest currently paid on our exchangeable debentures. In this regard, we have deducted $2,577 million in cumulative interest expense associated with the exchangeable debentures since our 2001 split off from AT&T Corp. Of that amount, $785 million represents cash interest payments. Interest deducted in prior years on our exchangeable debentures has contributed to net operating losses ("NOLs") that may be carried to offset taxable income in 2006 and later years. These NOLs and current interest deductions on our exchangeable debentures are being used to offset taxable income currently being generated.

        The IRS has issued Technical Advice Memorandums ("TAMs") challenging the current deductibility of interest expense claimed on exchangeable debentures issued by other companies. The TAMs conclude that such interest expense must be capitalized as basis to the shares referenced in the

B-3-38

exchangeable debentures. The IRS has made inquiries and started an examination of our exchangeable debentures. If the IRS were to similarly challenge our tax treatment of these interest deductions, and ultimately win such challenge, there would be no impact to our reported total tax expense as the resulting increase in current tax expense would be offset by a decrease in our deferred tax expense. However, we would be required to make current federal income tax payments and may be required to make interest payments to the IRS. These payments could prove to be significant.

        Pursuant to a tax sharing agreement (the "AT&T Tax Sharing Agreement") between us and AT&T when we were a subsidiary of AT&T, we received a cash payment from AT&T in periods when we generated taxable losses and such taxable losses were utilized by AT&T to reduce its consolidated income tax liability. To the extent such losses were not utilized by AT&T, such amounts were available to reduce federal taxable income generated by us in future periods, similar to a net operating loss carryforward. While we were a subsidiary of AT&T, we recorded our stand-alone tax provision on a separate return basis. Subsequent to our spin off from AT&T, if adjustments are made to amounts previously paid under the AT&T Tax Sharing Agreement, such adjustments are reflected as adjustments to additional paid-in capital. During the period from March 10, 1999 to December 31, 2002, we received cash payments from AT&T aggregating $670 million as payment for our taxable losses that AT&T utilized to reduce its income tax liability.

        Also, pursuant to the AT&T Tax Sharing Agreement and in connection with our split off from AT&T, AT&T was required to pay us an amount equal to 35% of the amount of the net operating loss carryforward ("TCI NOLs") reflected in TCI's final federal income tax return that had not been used as an offset to our obligations under the AT&T Tax Sharing Agreement and that had been, or was reasonably expected to be, utilized by AT&T. In connection with our split off from AT&T, we received an $803 million payment for the TCI NOLs and recorded such payment as an increase to additional paid-in capital. We were not paid for certain of the TCI NOLs ("SRLY NOLs") due to limitations and uncertainty regarding AT&T's ability to use them to offset taxable income in the future. In the event AT&T was ultimately able to use any of the SRLY NOLs, they would be required to pay us 35% of the amount of the SRLY NOLs used. In the fourth quarter of 2004 and in connection with the completion of an IRS audit of TCI's tax return for 1994, it was determined that we were required to recognize additional taxable income related to the reclassification of one of our investments resulting in a tax liability of approximately $30 million. As a result of the tax assessment, we also received a corresponding amount of additional tax basis in the investment. However, we were able to cause AT&T to use a portion of the SRLY NOLs to offset this taxable income, the benefit of which resulted in the elimination of the $30 million tax liability and an increase to additional paid-in capital.

        In the fourth quarter of 2004, AT&T requested a refund from us of $70 million, plus accrued interest, relating to losses that it generated in 2002 and 2003 and was able to carry back to offset taxable income previously offset by our losses. AT&T has asserted that our losses caused AT&T to pay $70 million in alternative minimum tax ("AMT") that it would not have been otherwise required to pay had our losses not been included in its return. In 2004, we estimated that we may ultimately pay AT&T up to $30 million of the requested $70 million because we believed AT&T received an AMT credit of $40 million against income taxes resulting from the AMT previously paid. Accordingly, we accrued a $30 million liability with an offsetting reduction of additional paid-in capital. The net effect of the completion of the IRS tax audit noted above (including the benefit derived from AT&T for the utilization of the SRLY NOLs) and our accrual of amounts due to AT&T was an increase to our deferred tax assets and an increase to our other liabilities.

        In the fourth quarter of 2005, AT&T requested an additional $21 million relating to additional losses it generated and was able to carry back to offset taxable income previously offset by our losses. In addition, the information provided to us in connection with AT&T's request showed that AT&T had not yet claimed a credit for AMT previously paid. Accordingly, in the fourth quarter of 2005, we increased our accrual by approximately $40 million (with a corresponding reduction of additional

B-3-39

paid-in capital) representing our estimate of the amount we may ultimately pay (excluding accrued interest, if any) to AT&T as a result of this request. Although we have not reduced our accrual for any future refunds, we believe we are entitled to a refund when AT&T is able to realize a benefit in the form of a credit for the AMT previously paid.

        In March 2006, AT&T requested an additional $21 million relating to additional losses and IRS audit adjustments that it claims it is able to use to offset taxable income previously offset by our losses. We have reviewed this claim and we believe that our accrual as of December 31, 2005 is adequate. Accordingly, no additional accrual was made for AT&T's March 2006 request.

        Although for accounting purposes we have accrued a portion of the amounts claimed by AT&T to be owed by us under the AT&T Tax Sharing Agreement, we believe there are valid defenses or set-off or similar rights in our favor that may cause the total amount that we owe AT&T to be less than the amounts accrued; and under certain interpretations of the AT&T Tax Sharing Agreement, we may be entitled to further reimbursements from AT&T.

  Entertainment Group, Capital Group and Interactive Group

        In connection with agreements for the sale of certain assets, we typically retain liabilities that relate to events occurring prior to the sale, such as tax, environmental, litigation and employment matters. We generally indemnify the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by us. These types of indemnification guarantees typically extend for a number of years. We are unable to estimate the maximum potential liability for these types of indemnification guarantees as the sale agreements typically do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

        We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

B-3-40

        Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our contractual obligations at December 31, 2006 is summarized below:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	amounts in millions
Attributed Interactive Group contractual obligations
Long-term debt(1)	$6,400	11	925	3,243	2,221
Interest payments(2)	3,987	427	825	570	2,165
Long-term derivative instruments	9	—	—	9	—
Operating lease obligations	72	18	27	17	10
Purchase orders and other obligations	1,013	1,013	—	—	—

Total Interactive Group	11,481	1,469	1,777	3,839	4,396

Attributed Entertainment Group contractual obligations
Long-term debt(1)	608	3	7	8	590
Interest payments(2)	466	21	42	42	361
Operating lease obligations	5	2	2	1	—
Programming Fees(3)	1,091	648	258	118	67

Total Entertainment Group	2,170	674	309	169	1,018

Attributed Capital Group contractual obligations
Long-term debt(1)	4,130	100	1,805	58	2,167
Interest payments(2)	2,054	107	193	176	1,578
Long-term derivative instruments	1,901	1,484	—	155	262
Operating lease obligations	56	8	16	11	21
Purchase orders and other obligations	21	21	—	—	—

Total Capital Group	8,162	1,720	2,014	400	4,028

Consolidated contractual obligations
Long-term debt(1)	11,138	114	2,737	3,309	4,978
Interest payments(2)	6,507	555	1,060	788	4,104
Long-term derivative instruments	1,910	1,484	—	164	262
Operating lease obligations	133	28	45	29	31
Programming Fees (3)	1,091	648	258	118	67
Purchase orders and other obligations	1,034	1,034	—	—	—

Total consolidated	$21,813	3,863	4,100	4,408	9,442

(1)
Includes all debt instruments, including the call option feature related to our exchangeable debentures. Amounts are stated at the face amount at maturity and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheet. Also includes capital lease obligations. Amounts do not assume additional borrowings or refinancings of existing debt.

(2)
Amounts (i) are based on our outstanding debt at December 31, 2006, (ii) assume the interest rates on our floating rate debt remain constant at the December 31, 2006 rates and (iii) assume that our existing debt is repaid at maturity.

B-3-41

(3)
Does not include Programming Fees for films not yet released theatrically, as such amounts cannot be estimated.

Critical Accounting Estimates

        The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

        Carrying Value of Investments.    Our cost and equity method investments comprise a significant portion of our total assets at each of December 31, 2006 and 2005. We account for these investments pursuant to Statement of Financial Accounting Standards No. 115, Statement of Financial Accounting Standards No. 142, Accounting Principles Board Opinion No. 18, EITF Topic 03-1 and SAB No. 59. These accounting principles require us to periodically evaluate our investments to determine if decreases in fair value below our cost bases are other than temporary or "nontemporary." If a decline in fair value is determined to be nontemporary, we are required to reflect such decline in our statement of operations. Nontemporary declines in fair value of our cost investments are recognized on a separate line in our statement of operations, and nontemporary declines in fair value of our equity method investments are included in share of losses of affiliates in our statement of operations.

        The primary factors we consider in our determination of whether declines in fair value are nontemporary are the length of time that the fair value of the investment is below our carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. Fair value of our publicly traded investments is based on the market prices of the investments at the balance sheet date. We estimate the fair value of our other cost and equity investments using a variety of methodologies, including cash flow multiples, discounted cash flow, per subscriber values, or values of comparable public or private businesses. Impairments are calculated as the difference between our carrying value and our estimate of fair value. As our assessment of the fair value of our investments and any resulting impairment losses and the timing of when to recognize such charges requires a high degree of judgment and includes significant estimates and assumptions, actual results could differ materially from our estimates and assumptions.

        Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our statement of operations in the period in which they occur to the extent such decreases are deemed to be nontemporary. Subsequent increases in fair value will be recognized in our statement of operations only upon our ultimate disposition of the investment.

        At December 31, 2006, we had unrealized holding losses of $1 million related to certain of our AFS equity securities.

        Accounting for Derivative Instruments.    We use various derivative instruments, including equity collars, written put and call options, interest rate swaps and foreign exchange contracts, to manage fair value and cash flow risk associated with many of our investments, some of our debt and transactions

B-3-42

denominated in foreign currencies. We account for these derivative instruments pursuant to Statement 133 and Statement of Financial Accounting Standards No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." Statement 133 and Statement 149 require that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of our derivatives are included in realized and unrealized gains (losses) on derivative instruments in our statement of operations.

        We use the Black-Scholes model to estimate the fair value of our derivative instruments that we use to manage market risk related to certain of our AFS securities. The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. We obtain volatility rates from independent sources based on the expected volatility of the underlying security over the term of the derivative instrument. The volatility assumption is evaluated annually to determine if it should be adjusted, or more often if there are indications that it should be adjusted. We obtain a discount rate at the inception of the derivative instrument and update such rate each reporting period based on our estimate of the discount rate at which we could currently settle the derivative instrument. At December 31, 2006, the expected volatilities used to value our AFS Derivatives generally ranged from 19% to 26% and the discount rates ranged from 5.1% to 5.4%. Considerable management judgment is required in estimating the Black-Scholes variables. Actual results upon settlement or unwinding of our derivative instruments may differ from these estimates.

        Changes in our assumptions regarding (1) the discount rate and (2) the volatility rates of the underlying securities that are used in the Black-Scholes model would have the most significant impact on the valuation of our AFS Derivatives. The table below summarizes changes in these assumptions and the resulting impacts on our estimate of fair value.

Assumption	Estimated aggregate fair value of AFS Derivatives	Dollar value change
	amounts in millions
As recorded at December 31, 2006	$983	—
25% increase in discount rate	$830	(153)
25% decrease in discount rate	$1,136	153
25% increase in expected volatilities	$925	(58)
25% decrease in expected volatilities	$1,060	77

        Carrying Value of Long-lived Assets.    Our property and equipment, intangible assets and goodwill (collectively, our "long-lived assets") also comprise a significant portion of our total assets at December 31, 2006 and 2005. We account for our long-lived assets pursuant to Statement of Financial Accounting Standards No. 142 and Statement of Financial Accounting Standards No. 144. These accounting standards require that we periodically, or upon the occurrence of certain triggering events, assess the recoverability of our long-lived assets. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. In addition, we may obtain independent third-party appraisals in certain circumstances. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Accordingly, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

B-3-43

        Retail Related Adjustments and Allowances.    QVC records adjustments and allowances for sales returns, inventory obsolescence and uncollectible receivables. Each of these adjustments is estimated based on historical experience. Sales returns are calculated as a percent of sales and are netted against revenue in our statement of operations. For the years ended December 31, 2006 and 2005, sales returns represented 18.5% and 18.0% of QVC's gross product revenue, respectively. The inventory obsolescence is calculated as a percent of QVC's inventory at the end of a reporting period, and is included in cost of goods sold in our statement of operations. At December 31, 2006, QVC's inventory is $915 million and the obsolescence adjustment is $95 million. QVC's allowance for doubtful accounts is calculated as a percent of accounts receivable at the end of a reporting period, and the change in such allowance is recorded as bad debt expense in our statement of operations. At December 31, 2006, QVC's trade accounts receivable are $973 million, net of the allowance for doubtful accounts of $60 million. Each of these adjustments requires management judgment and may not reflect actual results.

        Income Taxes.    We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

B-3-44

Annex C

RESTATED CERTIFICATE OF INCORPORATION

OF LIBERTY MEDIA CORPORATION

        LIBERTY MEDIA CORPORATION, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

          (1)   The name of the Corporation is Liberty Media Corporation. The original Certificate of Incorporation of the Corporation was filed on February 28, 2006. The name under which the Corporation was originally incorporated is Liberty Media Holding Corporation.

          (2)   This Restated Certificate of Incorporation restates and amends the Certificate of Incorporation of the Corporation.

          (3)   This Restated Certificate of Incorporation has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

          (4)   This Restated Certificate of Incorporation will become effective upon its filing with the Secretary of State of the State of Delaware.

          (5)   Effective upon the filing of this Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, (i) each share of Series A Liberty Capital Common Stock, par value $.01 per share, of the Corporation that is issued and outstanding shall thereupon be reclassified and changed, ipso facto and without any other action on the part of the stockholders thereof, into (A) four (4) shares of Series A Liberty Entertainment Common Stock, par value $.01 per share, of the Corporation and (B) one (1) share of Series A Liberty Capital Common Stock, par value $.01 per share, of the Corporation and (ii) each share of Series B Liberty Capital Common Stock, par value $.01 per share, of the Corporation that is issued and outstanding shall thereupon be reclassified and changed, ipso facto and without any other action on the part of the stockholders thereof, into (A) four (4) shares of Series B Liberty Entertainment Common Stock, par value $.01 per share, of the Corporation and (B) one (1) share of Series B Liberty Capital Common Stock, par value $.01 per share, of the Corporation.

          (6)   Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, the text of the Restated Certificate of Incorporation is hereby restated to read in its entirety as follows:

ARTICLE I

NAME

        The name of the corporation is Liberty Media Corporation (the "Corporation").

ARTICLE II

REGISTERED OFFICE

        The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is the Corporation Service Company.

ARTICLE III

PURPOSE

        The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (as the same may be amended from time to time, "DGCL").

ARTICLE IV

AUTHORIZED STOCK

        The total number of shares of capital stock which the Corporation will have authority to issue is twenty billion four hundred twenty-five million (20,425,000,000) shares, which will be divided into the following classes:

        (a)   twenty billion three hundred seventy-five million (20,375,000,000) shares will be of a class designated Common Stock, par value $0.01 per share ("Common Stock"), such class to be divided in series as provided in Section A of this Article IV; and

        (b)   fifty million (50,000,000) shares will be of a class designated Preferred Stock, par value $0.01 per share ("Preferred Stock"), such class to be issuable in series as provided in Section B of this Article IV.

        The description of the Common Stock and the Preferred Stock of the Corporation, and the relative rights, preferences and limitations thereof, or the method of fixing and establishing the same, are as hereinafter in this Article IV set forth:

SECTION A

COMMON STOCK

        1.     General.

        Two billion (2,000,000,000) shares of Common Stock will be of a series designated Series A Liberty Capital Common Stock (the "Series A Liberty Capital Common Stock"), seventy five million (75,000,000) shares of Common Stock will be of a series designated Series B Liberty Capital Common Stock (the "Series B Liberty Capital Common Stock"), and two billion (2,000,000,000) shares of Common Stock will be of a series designated as Series C Liberty Capital Common Stock (the "Series C Liberty Capital Common Stock" and together with the Series A Liberty Capital Common Stock and the Series B Liberty Capital Common Stock, the "Liberty Capital Common Stock"). Four billion (4,000,000,000) shares of Common Stock will be of a series designated Series A Liberty Entertainment Common Stock (the "Series A Liberty Entertainment Common Stock"), one hundred fifty million (150,000,000) shares of Common Stock will be of a series designated Series B Liberty Entertainment Common Stock (the "Series B Liberty Entertainment Common Stock"), and four billion (4,000,000,000) shares of Common Stock will be of a series designated as Series C Liberty Entertainment Common Stock (the "Series C Liberty Entertainment Common Stock" and together with the Series A Liberty Entertainment Common Stock and the Series B Liberty Entertainment Common Stock, the "Liberty Entertainment Common Stock"). Four billion (4,000,000,000) shares of Common Stock will be of a series designated Series A Liberty Interactive Common Stock (the "Series A Liberty Interactive Common Stock"), one hundred fifty million (150,000,000) shares of Common Stock will be of a series designated Series B Liberty Interactive Common Stock (the "Series B Liberty Interactive Common Stock"), and four billion (4,000,000,000) shares of Common Stock will be of a series designated Series C Liberty Interactive Common Stock (the "Series C Liberty

Interactive Common Stock" and together with the Series A Liberty Interactive Common Stock and the Series B Liberty Interactive Common Stock, the "Liberty Interactive Common Stock").

        2.     Liberty Capital Common Stock, Liberty Entertainment Common Stock and Liberty Interactive Common Stock.

        Each share of Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock and Series C Liberty Capital Common Stock will, except as otherwise provided in this Section A.2., be identical in all respects and will have equal rights, powers and privileges.

        Each share of Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock and Series C Liberty Entertainment Common Stock will, except as otherwise provided in this Section A.2., be identical in all respects and will have equal rights, powers and privileges.

        Each share of Series A Liberty Interactive Common Stock, Series B Liberty Interactive Common Stock and Series C Liberty Interactive Common Stock will, except as otherwise provided in this Section A.2., be identical in all respects and will have equal rights, powers and privileges.

        (a)   Voting Powers.

                (i)    Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock, Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock, Series A Liberty Interactive Common Stock and Series B Liberty Interactive Common Stock.    Holders of Series A Liberty Capital Common Stock will be entitled to one vote for each share of such stock held of record, holders of Series B Liberty Capital Common Stock will be entitled to ten votes for each share of such stock held of record, holders of Series A Liberty Entertainment Common Stock will be entitled to one vote for each share of such stock held of record, holders of Series B Liberty Entertainment Common Stock will be entitled to ten votes for each share of such stock held of record, holders of Series A Liberty Interactive Common Stock will be entitled to one vote for each share of such stock held of record and holders of Series B Liberty Interactive Common Stock will be entitled to ten votes for each share of such stock held of record, upon all matters that may be submitted to a vote of stockholders of the Corporation (regardless of whether such holders are voting together with the holders of all Voting Securities, or as a separate class with the holders of one or more series of Common Stock, or as a separate series of Common Stock, or otherwise).

                (ii)    Series C Liberty Capital Common Stock, Series C Liberty Entertainment Common Stock, and Series C Liberty Interactive Common Stock.    Holders of Series C Liberty Capital Common Stock, holders of Series C Liberty Entertainment Common Stock and holders of Series C Liberty Interactive Common Stock will not be entitled to any voting powers, except as (and then only to the extent) required by the laws of the State of Delaware. If a vote of the holders of Series C Liberty Capital Common Stock, Series C Liberty Entertainment Common Stock or Series C Liberty Interactive Common Stock should at any time be required by the laws of the State of Delaware on any matter, the holders of Series C Liberty Capital Common Stock, Series C Liberty Entertainment Common Stock or Series C Liberty Interactive Common Stock, as applicable, will be entitled to 1/100th of a vote on such matter for each share held of record.

                (iii)    Voting Generally.    Except (A) as may otherwise be provided in this Certificate, (B) as may otherwise be required by the laws of the State of Delaware or (C) as may otherwise be provided in any Preferred Stock Designation, the holders of shares of Series A Liberty Capital Common Stock, the holders of shares of Series B Liberty Capital Common Stock, the holders of shares of Series A Liberty Entertainment Common Stock, the holders of shares of Series B Liberty Entertainment Common Stock, the holders of shares of Series A Liberty Interactive Common Stock, the holders of shares of Series B Liberty Interactive Common Stock and the holders of shares of each series of Preferred Stock that is designated as a Voting Security and is entitled to vote thereon in accordance with the terms of the applicable Preferred Stock Designation will vote as one class with respect to the election of directors and with respect to all other matters to be voted on by stockholders of the Corporation (including, without limitation and irrespective of the provisions of Section 242(b)(2) of the DGCL, any proposed amendment to this Certificate that (i) would increase (x) the number of authorized shares of Common Stock or any series thereof, (y) the number of authorized shares of Preferred Stock or any series thereof or (z) the number of authorized shares of any other class or series of capital stock of the Corporation hereafter established, or (ii) decrease (x) the number of authorized shares of Common Stock or any series thereof, (y) the number of authorized shares of Preferred Stock or any series thereof or (z) the number of authorized shares of any other class or series of capital stock of the Corporation hereafter established (but, in each case, not below the number of shares of such class or series of capital stock (as the case may be) then outstanding)), and no separate class or series vote of the holders of shares of any class or series of capital stock of the Corporation will be required for the approval of any such matter. In the event the holders of the Series C Liberty Capital Common Stock, the holders of the Series C Liberty Entertainment Common Stock and/or the holders of the Series C Liberty Interactive Common Stock are entitled to vote on any matter that may be submitted to a vote of stockholders of the Corporation, such holders will vote as one class with all other stockholders of the Corporation entitled to vote on such matter, unless otherwise required by this Certificate, the laws of the State of Delaware or any Preferred Stock Designation.

                (iv)    Special Voting Rights in Connection with Dispositions.    (A) If the Board of Directors, at its election, determines to seek the approval of the holders of Liberty Capital Voting Securities entitled to vote thereon to classify a proposed Capital Group Disposition as an Exempt Capital Group Disposition, then such proposed Capital Group Disposition will constitute an Exempt Capital Group Disposition if approved by the holders of record, as of the record date for the meeting at which such vote is taken, of Liberty Capital Voting Securities representing a majority of the aggregate voting power of Liberty Capital Voting Securities that are present in person or by proxy at such meeting, voting together as a separate class.

                        (B)  If the Board of Directors, at its election, determines to seek the approval of the holders of Liberty Entertainment Voting Securities entitled to vote thereon to classify a proposed Entertainment Group Disposition as an Exempt Entertainment Group Disposition, then such proposed Entertainment Group Disposition will constitute an Exempt Entertainment Group Disposition if approved by the holders of record, as of the record date for the meeting at which such vote is taken, of Liberty Entertainment Voting Securities representing a majority of the aggregate voting power of Liberty Entertainment Voting Securities that are present in person or by proxy at such meeting, voting together as a separate class.

                        (C)  If the Board of Directors, at its election, determines to seek the approval of the holders of Liberty Interactive Voting Securities entitled to vote thereon to classify a proposed Interactive Group Disposition as an Exempt Interactive Group Disposition, then such proposed Interactive Group Disposition will constitute an Exempt Interactive Group Disposition if approved by the holders of record, as of the record date for the meeting at which such vote is taken, of Liberty Interactive Voting Securities representing a majority of the aggregate voting power of Liberty Interactive Voting Securities that are present in person or by proxy at such meeting, voting together as a separate class.

                        (D)  Any vote taken pursuant to clause (A), (B) or (C) of this paragraph (a)(iv) will be in addition to, and not in lieu of, any vote of the stockholders of the Corporation required pursuant to Article IX of this Certificate or the DGCL to be taken with respect to the applicable Disposition.

                (v)    Special Voting Rights in Connection with Certain Redemptions.    (A) If the Corporation proposes to redeem outstanding shares of Liberty Capital Common Stock for securities of a Subsidiary pursuant to paragraph (e)(i) of this Section A.2, such redemption will be subject to, and will not be undertaken unless, the Corporation has received the approval of the holders of record, as of the record date for the meeting at which such vote is taken, of Liberty Capital Voting Securities representing a majority of the aggregate voting power of Liberty Capital Voting Securities that are present in person or by proxy at such meeting, voting together as a separate class (a "Capital Group Redemption Stockholder Approval").

                        (B)  If the Corporation proposes to redeem outstanding shares of Liberty Entertainment Common Stock for securities of a Subsidiary pursuant to paragraph (f)(i) of this Section A.2, such redemption will be subject to, and will not be undertaken unless, the Corporation has received the approval of the holders of record, as of the record date for the meeting at which such vote is taken, of Liberty Entertainment Voting Securities representing a majority of the aggregate voting power of Liberty Entertainment Voting Securities that are present in person or by proxy at such meeting, voting together as a separate class (an "Entertainment Group Redemption Stockholder Approval").

                        (C)  If the Corporation proposes to redeem outstanding shares of Liberty Interactive Common Stock for securities of a Subsidiary pursuant to paragraph (g)(i) of this Section A.2, such redemption will be subject to, and will not be undertaken unless, the Corporation has received the approval of the holders of record, as of the record date for the meeting at which such vote is taken, of Liberty Interactive Voting Securities representing a majority of the aggregate voting power of Liberty Interactive Voting Securities that are present in person or by proxy at such meeting, voting together as a separate class (an "Interactive Group Redemption Stockholder Approval").

                        (D)  Any vote taken pursuant to clause (A), (B) or (C) of this paragraph (a)(v) will be in addition to, and not in lieu of, any vote of the stockholders of the Corporation required by the DGCL to be taken with respect to the applicable redemption.

        (b)   Conversion Rights.

                (i)    (A) Conversion of Series B Liberty Capital Common Stock into Series A Liberty Capital Common Stock; Other.    Each share of Series B Liberty Capital Common Stock will be convertible at any time, at the option of the holder thereof, into one fully paid and non-assessable share of Series A Liberty Capital Common Stock. Any such conversion may be effected by any holder of Series B Liberty Capital Common Stock by surrendering such holder's certificate or certificates representing the Series B Liberty Capital Common Stock to be converted, duly endorsed, at the principal office of the Corporation or any transfer agent for the Series B Liberty Capital Common Stock, together with a written notice to the Corporation at such office that such holder elects to convert all or a specified whole number of shares of Series B Liberty Capital Common Stock represented by such certificate or certificates and stating the name or names in which such holder desires the certificate or certificates representing shares of Series A Liberty Capital Common Stock to be issued and, if less than all of the shares of Series B Liberty Capital Common Stock represented by one certificate are to be converted, the name or names in which such holder desires the certificate or certificates representing the unconverted shares of Series B Liberty Capital Common Stock to be issued. Any certificate representing shares surrendered for conversion in accordance with this paragraph will, if so required by the Corporation or its transfer agent, be accompanied by instruments of transfer, in form satisfactory to the Corporation or its transfer agent, duly executed by the holder of such shares or the duly authorized representative of such holder, and will, if required by the next succeeding paragraph, be accompanied by payment, or evidence of payment, of applicable issue or transfer taxes. Promptly thereafter, the Corporation will issue and deliver to such holder or such holder's nominee or nominees, a certificate or certificates representing the number of shares of Series A Liberty Capital Common Stock to which such holder will be entitled as herein provided. If less than all of the shares of Series B Liberty Capital Common Stock represented by any one certificate are to be converted, the Corporation will issue and deliver to such holder or such holder's nominee or nominees a new certificate representing the shares of Series B Liberty Capital Common Stock not converted. Such conversion will be deemed to have been made at the close of business on the date of receipt by the Corporation or any such transfer agent of the certificate or certificates, notice and, if required, instruments of transfer and payment or evidence of payment of taxes referred to above, and the Person or Persons entitled to receive the Series A Liberty Capital Common Stock issuable on such conversion will be treated for all purposes as the record holder or holders of such Series A Liberty Capital Common Stock on that date. A number of shares of Series A Liberty Capital Common Stock equal to the number of shares of Series B Liberty Capital Common Stock outstanding from time to time will be set aside and reserved for issuance upon conversion of shares of Series B Liberty Capital Common Stock as provided herein. Shares of Series A Liberty Capital Common Stock and shares of Series C Liberty Capital Common Stock will not be convertible at the option of the holder into shares of any other series of Common Stock.

        The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of a certificate or certificates representing shares of Liberty Capital Common Stock on conversion of shares of Series B Liberty Capital Common Stock pursuant to this paragraph (b)(i)(A). The Corporation will not, however, be required to pay any tax that may be payable in respect of any issue or delivery of a certificate or certificates representing any shares of Liberty Capital Common Stock in a name other than that in which the shares of Series B Liberty Capital Common Stock so converted were registered and no such issue or delivery will be made unless and until the person requesting the same has paid to the Corporation or its transfer agent the amount of any such tax or has established to the satisfaction of the Corporation or its transfer agent that such tax has been paid.

        Liberty Capital Common Stock will be convertible at the option of the Corporation, in whole or in part, in accordance with the other provisions of this Section A.2.

                        (B)  Conversion of Series B Liberty Entertainment Common Stock into Series A Liberty Entertainment Common Stock; Other.    Each share of Series B Liberty Entertainment Common Stock will be convertible at any time, at the option of the holder thereof, into one fully paid and non-assessable share of Series A Liberty Entertainment Common Stock. Any such conversion may be effected by any holder of Series B Liberty Entertainment Common Stock by surrendering such holder's certificate or certificates representing the Series B Liberty Entertainment Common Stock to be converted, duly endorsed, at the principal office of the Corporation or any transfer agent for the Series B Liberty Entertainment Common Stock, together with a written notice to the Corporation at such office that such holder elects to convert all or a specified whole number of shares of Series B Liberty Entertainment Common Stock represented by such certificate or certificates and stating the name or names in which such holder desires the certificate or certificates representing shares of Series A Liberty Entertainment Common Stock to be issued and, if less than all of the shares of Series B Liberty Entertainment Common Stock represented by one certificate are to be converted, the name or names in which such holder desires the certificate or certificates representing the unconverted shares of Series B Liberty Entertainment Common Stock to be issued. Any certificate representing shares surrendered for conversion in accordance with this paragraph will, if so required by the Corporation or its transfer agent, be accompanied by instruments of transfer, in form satisfactory to the Corporation or its transfer agent, duly executed by the holder of such shares or the duly authorized representative of such holder, and will, if required by the next succeeding paragraph, be accompanied by payment, or evidence of payment, of applicable issue or transfer taxes. Promptly thereafter, the Corporation will issue and deliver to such holder or such holder's nominee or nominees, a certificate or certificates representing the number of shares of Series A Liberty Entertainment Common Stock to which such holder will be entitled as herein provided. If less than all of the shares of Series B Liberty Entertainment Common Stock represented by any one certificate are to be converted, the Corporation will issue and deliver to such holder or such holder's nominee or nominees a new certificate representing the shares of Series B Liberty Entertainment Common Stock not converted. Such conversion will be deemed to have been made at the close of business on the date of receipt by the Corporation or any such transfer agent of the certificate or certificates, notice and, if required, instruments of transfer and payment or evidence of payment of taxes referred to above, and the Person or Persons entitled to receive the Series A Liberty Entertainment Common Stock issuable on such conversion will be treated for all purposes as the record holder or holders of such Series A Liberty Entertainment Common Stock on that date. A number of shares of Series A Liberty Entertainment Common Stock equal to the number of shares of Series B Liberty Entertainment Common Stock outstanding from time to time will be set aside and reserved for issuance upon conversion of shares of Series B Liberty Entertainment Common Stock as provided herein. Shares of Series A Liberty Entertainment Common Stock and shares of Series C Liberty Entertainment Common Stock will not be convertible at the option of the holder into shares of any other series of Common Stock.

        The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of a certificate or certificates representing shares of Liberty Entertainment Common Stock on conversion of shares of Series B Liberty Entertainment Common Stock pursuant to this paragraph (b)(i)(B). The Corporation will not, however, be required to pay any tax that may be payable in respect of any issue or delivery of a certificate or certificates representing any shares of Liberty Entertainment Common Stock in a name other than that in which the shares of Series B Liberty Entertainment Common Stock so converted were registered and no such issue or delivery will be made unless and until the person requesting the same has paid to the Corporation or its transfer agent the amount of any such tax or has established to the satisfaction of the Corporation or its transfer agent that such tax has been paid.

        Liberty Entertainment Common Stock will be convertible at the option of the Corporation, in whole or in part, in accordance with the other provisions of this Section A.2.

                        (C)  Conversion of Series B Liberty Interactive Common Stock into Series A Liberty Interactive Common Stock; Other.    Each share of Series B Liberty Interactive Common Stock will be convertible at any time, at the option of the holder thereof, into one fully paid and non-assessable share of Series A Liberty Interactive Common Stock. Any such conversion may be effected by any holder of Series B Liberty Interactive Common Stock by surrendering such holder's certificate or certificates representing the Series B Liberty Interactive Common Stock to be converted, duly endorsed, at the principal office of the Corporation or any transfer agent for the Series B Liberty Interactive Common Stock, together with a written notice to the Corporation at such office that such holder elects to convert all or a specified whole number of shares of Series B Liberty Interactive Common Stock represented by such certificate or certificates and stating the name or names in which such holder desires the certificate or certificates representing shares of Series A Liberty Interactive Common Stock to be issued and, if less than all of the shares of Series B Liberty Interactive Common Stock represented by one certificate are to be converted, the name or names in which such holder desires the certificate or certificates representing the unconverted shares of Series B Liberty Interactive Common Stock to be issued. Any certificate representing shares surrendered for conversion in accordance with this paragraph will, if so required by the Corporation or its transfer agent, be accompanied by instruments of transfer, in form satisfactory to the Corporation or its transfer agent, duly executed by the holder of such shares or the duly authorized representative of such holder, and will, if required by the next succeeding paragraph, be accompanied by payment, or evidence of payment, of applicable issue or transfer taxes. Promptly thereafter, the Corporation will issue and deliver to such holder or such holder's nominee or nominees, a certificate or certificates representing the number of shares of Series A Liberty Interactive Common Stock to which such holder will be entitled as herein provided. If less than all of the shares of Series B Liberty Interactive Common Stock represented by any one certificate are to be converted, the Corporation will issue and deliver to such holder or such holder's nominee or nominees, a new certificate representing the shares of Series B Liberty Interactive Common Stock not converted. Such conversion will be deemed to have been made at the close of business on the date of receipt by the Corporation or any such transfer agent of the certificate or certificates, notice and, if required, instruments of transfer and payment or evidence of payment of taxes referred to above, and the Person or Persons entitled to receive the Series A Liberty Interactive Common Stock issuable on such conversion will be treated for all purposes as the record holder or holders of such Series A Liberty Interactive Common Stock on that date. A number of shares of Series A Liberty Interactive Common Stock equal to the number of shares of Series B Liberty Interactive Common Stock outstanding from time to time will be set aside and reserved for issuance upon conversion of shares of Series B Liberty Interactive Common Stock as provided herein. Shares of Series A Liberty Interactive Common Stock and shares of Series C Liberty Interactive Common Stock will not be convertible at the option of the holder into shares of any other series of Common Stock.

        The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of a certificate or certificates representing shares of Liberty Interactive Common Stock on conversion of shares of Series B Liberty Interactive Common Stock pursuant to this paragraph (b)(i)(C). The Corporation will not, however, be required to pay any tax that may be payable in respect of any issue or delivery of a certificate or certificates representing any shares of Liberty Interactive Common Stock in a name other than that in which the shares of Series B Liberty Interactive Common Stock so converted were registered and no such issue or delivery will be made unless and until the person requesting the same has paid to the Corporation or its transfer agent the amount of any such tax or has established to the satisfaction of the Corporation or its transfer agent that such tax has been paid.

        Liberty Interactive Common Stock will be convertible at the option of the Corporation, in whole or in part, in accordance with the other provisions of this Section A.2.

                (ii)   Conversion of Liberty Interactive Common Stock into Liberty Capital Common Stock at the Option of the Corporation.

                        (A)  At the option of the Corporation, exercisable at any time by resolution of its Board of Directors: (I) each share of Series A Liberty Interactive Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Capital Common Stock equal to the Interactive/Capital Group Optional Conversion Ratio, (II) each share of Series B Liberty Interactive Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Capital Common Stock equal to the Interactive/Capital Group Optional Conversion Ratio, and (III) each share of Series C Liberty Interactive Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Capital Common Stock equal to the Interactive/Capital Group Optional Conversion Ratio.

                        (B)  For purposes of this paragraph (b)(ii), the "Interactive/Capital Group Optional Conversion Ratio" means the amount (calculated to the nearest five decimal places) obtained by dividing (I) the Average Market Value of the Liberty Interactive Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date, by (II) the Average Market Value of the Liberty Capital Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date.

                        (C)  If the Corporation determines to convert shares of Liberty Interactive Common Stock into Liberty Capital Common Stock pursuant to this paragraph (b)(ii), such conversion will occur on an Interactive Group Conversion Date on or prior to the 45th day following the Determination Date and will otherwise be effected in accordance with the provisions of paragraph (g)(iv) of this Section A.2. If the Corporation determines not to undertake such conversion following the determination of the Interactive/Capital Group Optional Conversion Ratio, the Corporation may at any time thereafter establish a new Determination Date, in which event the Interactive/Capital Group Optional Conversion Ratio will be recalculated as of such new Determination Date and, if the Corporation determines to convert shares of Liberty Interactive Common Stock into shares of Liberty Capital Common Stock, a new Interactive Group Conversion Date will be established, in each case, in accordance with this paragraph (b)(ii).

                        (D)  The Corporation will not convert shares of a series of Liberty Interactive Common Stock into shares of Liberty Capital Common Stock pursuant to this paragraph (b)(ii) without converting all outstanding shares of each series of Liberty Interactive Common Stock into shares of Liberty Capital Common Stock, in each case, in accordance with this paragraph (b)(ii).

                (iii)  Conversion of Liberty Interactive Common Stock into Liberty Entertainment Common Stock at the Option of the Corporation.

                        (A)  At the option of the Corporation, exercisable at any time by resolution of its Board of Directors: (I) each share of Series A Liberty Interactive Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Entertainment Common Stock equal to the Interactive/Entertainment Group Optional Conversion Ratio, (II) each share of Series B Liberty Interactive Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Entertainment Common Stock equal to the Interactive/Entertainment Group Optional Conversion Ratio, and (III) each share of Series C Liberty Interactive Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Entertainment Common Stock equal to the Interactive/Entertainment Group Optional Conversion Ratio.

                        (B)  For purposes of this paragraph (b)(iii), the "Interactive/Entertainment Group Optional Conversion Ratio" means the amount (calculated to the nearest five decimal places) obtained by dividing (I) the Average Market Value of the Liberty Interactive Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date, by (II) the Average Market Value of the Liberty Entertainment Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date.

                        (C)  If the Corporation determines to convert shares of Liberty Interactive Common Stock into Liberty Entertainment Common Stock pursuant to this paragraph (b)(iii), such conversion will occur on an Interactive Group Conversion Date on or prior to the 45th day following the Determination Date and will otherwise be effected in accordance with the provisions of paragraph (g)(iv) of this Section A.2. If the Corporation determines not to undertake such conversion following the determination of the Interactive/Entertainment Group Optional Conversion Ratio, the Corporation may at any time thereafter establish a new Determination Date, in which event the Interactive/Entertainment Group Optional Conversion Ratio will be recalculated as of such new Determination Date and, if the Corporation determines to convert shares of Liberty Interactive Common Stock into shares of Liberty Entertainment Common Stock, a new Interactive Group Conversion Date will be established, in each case, in accordance with this paragraph (b)(iii).

                        (D)  The Corporation will not convert shares of a series of Liberty Interactive Common Stock into shares of Liberty Entertainment Common Stock pursuant to this paragraph (b)(iii) without converting all outstanding shares of each series of Liberty Interactive Common Stock into shares of Liberty Entertainment Common Stock, in each case, in accordance with this paragraph (b)(iii).

                (iv)  Conversion of Liberty Entertainment Common Stock into Liberty Capital Common Stock at the Option of the Corporation.

                        (A)  At the option of the Corporation, exercisable at any time by resolution of its Board of Directors: (I) each share of Series A Liberty Entertainment Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Capital Common Stock equal to the Entertainment/Capital Group Optional Conversion Ratio, (II) each share of Series B Liberty Entertainment Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Capital Common Stock equal to the Entertainment/Capital Group Optional Conversion Ratio, and (III) each share of Series C Liberty Entertainment Common

Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Capital Common Stock equal to the Entertainment/Capital Group Optional Conversion Ratio.

                        (B)  For purposes of this paragraph (b)(iv), the "Entertainment/Capital Group Optional Conversion Ratio" means the amount (calculated to the nearest five decimal places) obtained by dividing (I) the Average Market Value of the Liberty Entertainment Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date, by (II) the Average Market Value of the Liberty Capital Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date.

                        (C)  If the Corporation determines to convert shares of Liberty Entertainment Common Stock into Liberty Capital Common Stock pursuant to this paragraph (b)(iv), such conversion will occur on an Entertainment Group Conversion Date on or prior to the 45th day following the Determination Date and will otherwise be effected in accordance with the provisions of paragraph (f)(iv) of this Section A.2. If the Corporation determines not to undertake such conversion following the determination of the Entertainment/Capital Group Optional Conversion Ratio, the Corporation may at any time thereafter establish a new Determination Date, in which event the Entertainment/Capital Group Optional Conversion Ratio will be recalculated as of such new Determination Date and, if the Corporation determines to convert shares of Liberty Entertainment Common Stock into shares of Liberty Capital Common Stock, a new Entertainment Group Conversion Date will be established, in each case, in accordance with this paragraph (b)(iv).

                        (D)  The Corporation will not convert shares of a series of Liberty Entertainment Common Stock into shares of Liberty Capital Common Stock pursuant to this paragraph (b)(iv) without converting all outstanding shares of each series of Liberty Entertainment Common Stock into shares of Liberty Capital Common Stock, in each case, in accordance with this paragraph (b)(iv).

                (v)   Conversion of Liberty Entertainment Common Stock into Liberty Interactive Common Stock at the Option of the Corporation.

                        (A)  At the option of the Corporation, exercisable at any time by resolution of its Board of Directors: (I) each share of Series A Liberty Entertainment Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Interactive Common Stock equal to the Entertainment/Interactive Group Optional Conversion Ratio, (II) each share of Series B Liberty Entertainment Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Interactive Common Stock equal to the Entertainment/Interactive Group Optional Conversion Ratio, and (III) each share of Series C Liberty Entertainment Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Interactive Common Stock equal to the Entertainment/Interactive Group Optional Conversion Ratio.

                        (B)  For purposes of this paragraph (b)(v), the "Entertainment/Interactive Group Optional Conversion Ratio" means the amount (calculated to the nearest five decimal places) obtained by dividing (I) the Average Market Value of the Liberty Entertainment Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date, by (II) the Average Market Value of the Liberty Interactive Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date.

                        (C)  If the Corporation determines to convert shares of Liberty Entertainment Common Stock into Liberty Interactive Common Stock pursuant to this paragraph (b)(v), such conversion will occur on an Entertainment Group Conversion Date on or prior to the 45th day following the Determination Date and will otherwise be effected in accordance with the provisions of paragraph (f)(iv) of this Section A.2. If the Corporation determines not to undertake such conversion following the determination of the Entertainment/Interactive Group Optional Conversion Ratio, the

Corporation may at any time thereafter establish a new Determination Date, in which event the Entertainment/Interactive Group Optional Conversion Ratio will be recalculated as of such new Determination Date and, if the Corporation determines to convert shares of Liberty Entertainment Common Stock into shares of Liberty Interactive Common Stock, a new Entertainment Group Conversion Date will be established, in each case, in accordance with this paragraph (b)(v).

                        (D)  The Corporation will not convert shares of a series of Liberty Entertainment Common Stock into shares of Liberty Interactive Common Stock pursuant to this paragraph (b)(v) without converting all outstanding shares of each series of Liberty Entertainment Common Stock into shares of Liberty Interactive Common Stock, in each case, in accordance with this paragraph (b)(v).

                (vi)  Conversion of Liberty Capital Common Stock into Liberty Interactive Common Stock at the Option of the Corporation.

                        (A)  At the option of the Corporation, exercisable at any time by resolution of its Board of Directors: (I) each share of Series A Liberty Capital Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Interactive Common Stock equal to the Capital/Interactive Group Optional Conversion Ratio, (II) each share of Series B Liberty Capital Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Interactive Common Stock equal to the Capital/Interactive Group Optional Conversion Ratio, and (III) each share of Series C Liberty Capital Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Interactive Common Stock equal to the Capital/Interactive Group Optional Conversion Ratio.

                        (B)  For purposes of this paragraph (b)(vi), the "Capital/Interactive Group Optional Conversion Ratio" means the amount (calculated to the nearest five decimal places) obtained by dividing (I) the Average Market Value of the Liberty Capital Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date, by (II) the Average Market Value of the Liberty Interactive Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date.

                        (C)  If the Corporation determines to convert shares of Liberty Capital Common Stock into Liberty Interactive Common Stock pursuant to this paragraph (b)(vi), such conversion will occur on a Capital Group Conversion Date on or prior to the 45th day following the Determination Date and will otherwise be effected in accordance with the provisions of paragraph (e)(iv) of this Section A.2. If the Corporation determines not to undertake such conversion following the determination of the Capital/Interactive Group Optional Conversion Ratio, the Corporation may at any time thereafter establish a new Determination Date, in which event the Capital/Interactive Group Optional Conversion Ratio will be recalculated as of such new Determination Date and, if the Corporation determines to convert shares of Liberty Capital Common Stock into shares of Liberty Interactive Common Stock, a new Capital Group Conversion Date will be established, in each case, in accordance with this paragraph (b)(vi).

                        (D)  The Corporation will not convert shares of a series of Liberty Capital Common Stock into shares of Liberty Interactive Common Stock pursuant to this paragraph (b)(vi) without converting all outstanding shares of each series of Liberty Capital Common Stock into shares of Liberty Interactive Common Stock, in each case, in accordance with this paragraph (b)(vi).

                (vii) Conversion of Liberty Capital Common Stock into Liberty Entertainment Common Stock at the Option of the Corporation.

                        (A)  At the option of the Corporation, exercisable at any time by resolution of its Board of Directors: (I) each share of Series A Liberty Capital Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Entertainment Common Stock equal to the Capital/Entertainment Group Optional Conversion Ratio, (II) each share of Series B

Liberty Capital Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Entertainment Common Stock equal to the Capital/Entertainment Group Optional Conversion Ratio, and (III) each share of Series C Liberty Capital Common Stock will be converted into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Entertainment Common Stock equal to the Capital/Entertainment Group Optional Conversion Ratio.

                        (B)  For purposes of this paragraph (b)(vii), the "Capital/Entertainment Group Optional Conversion Ratio" means the amount (calculated to the nearest five decimal places) obtained by dividing (I) the Average Market Value of the Liberty Capital Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date, by (II) the Average Market Value of the Liberty Entertainment Reference Share over the 60-Trading Day period ending on the Trading Day preceding the Determination Date.

                        (C)  If the Corporation determines to convert shares of Liberty Capital Common Stock into Liberty Entertainment Common Stock pursuant to this paragraph (b)(vii), such conversion will occur on a Capital Group Conversion Date on or prior to the 45th day following the Determination Date and will otherwise be effected in accordance with the provisions of paragraph (e)(iv) of this Section A.2. If the Corporation determines not to undertake such conversion following the determination of the Capital/Entertainment Group Optional Conversion Ratio, the Corporation may at any time thereafter establish a new Determination Date, in which event the Capital/Entertainment Group Optional Conversion Ratio will be recalculated as of such new Determination Date and, if the Corporation determines to convert shares of Liberty Capital Common Stock into shares of Liberty Entertainment Common Stock, a new Capital Group Conversion Date will be established, in each case, in accordance with this paragraph (b)(vii).

                        (D)  The Corporation will not convert shares of a series of Liberty Capital Common Stock into shares of Liberty Entertainment Common Stock pursuant to this paragraph (b)(vii) without converting all outstanding shares of each series of Liberty Capital Common Stock into shares of Liberty Entertainment Common Stock, in each case, in accordance with this paragraph (b)(vii).

        (c)   Dividends Generally.

                (i)    Dividends on Liberty Capital Common Stock.    Subject to the applicable terms of any Preferred Stock Designation, dividends on the Liberty Capital Common Stock may be declared and paid only out of the lesser of (A) assets of the Corporation legally available therefor and (B) the Capital Group Available Dividend Amount. Whenever a dividend, other than a dividend that consists of a Share Distribution, is paid to the holders of one or more series of Liberty Capital Common Stock, the Corporation will also pay to the holders of each other series of Liberty Capital Common Stock a dividend per share equal to the dividend per share paid to the holders of such first one or more series of Liberty Capital Common Stock, such that the dividend paid on each share of Liberty Capital Common Stock, regardless of series, is the same. Whenever a dividend that consists of a Share Distribution is paid to the holders of one or more series of Liberty Capital Common Stock, the Corporation will also pay a dividend that consists of a Share Distribution to the holders of each other series of Liberty Capital Common Stock as provided in paragraph (d)(i) of this Section A.2.

        If the Capital Group Outstanding Interest Fraction is less than one (1) on the record date for any dividend, including a dividend that consists of a Share Distribution, with respect to the Liberty Capital Common Stock, then concurrently with the payment of any dividend on the outstanding shares of Liberty Capital Common Stock:

                        (A)  if such dividend consists of cash, securities (other than shares of Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock) or other assets, at the election of the Board of Directors, the Corporation will (I) attribute (a "Capital Group Inter-Group Dividend") to the Interactive Group and the Entertainment Group, to the extent that such Group has a Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest attributable to it as of the record date for such dividend, subject to the last paragraph of this paragraph (c)(i), an aggregate amount of cash, securities or other assets, or a combination thereof (the "Capital Group Inter-Group Dividend Amount"), with a Fair Value equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest as of the record date for such dividend, by (y) the per share Fair Value of such dividend payable to the holders of outstanding shares of Liberty Capital Common Stock, as determined by the Board of Directors (and with the amount of the Capital Group Inter-Group Dividend Amount to be attributed to the Interactive Group and the Entertainment Group to be determined (x) in the case of the Interactive Group, by multiplying the Capital Group Inter-Group Dividend Amount by a fraction, the numerator of which is the Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest and the denominator of which is the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest (such fraction determined as of the applicable determination date, the "Interactive Group's Fractional Interest in the Capital Group"), in each case as of the record date for such dividend, and (y) in the case of the Entertainment Group, by multiplying the Capital Group Inter-Group Dividend Amount by a fraction, the numerator of which is the Number of Shares Issuable to the Entertainment Group with Respect to the Capital Group Inter-Group Interest and the denominator of which is the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest (such fraction determined as of the applicable determination date, the "Entertainment Group's Fractional Interest in the Capital Group"), in each case as of the record date for such dividend), or (II) increase the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by dividing (x) the Capital Group Inter-Group Dividend Amount, by (y) the Fair Value of the Liberty Capital Reference Share as of the "ex" date or any similar date for such dividend, and such additional Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest will be allocated to the Interactive Group and the Entertainment Group by multiplying such additional number of shares by, in the case of the amount to be allocated to the Interactive Group, the Interactive Group's Fractional Interest in the Capital Group as of the record date for such dividend and, in the case of the amount to be allocated to the Entertainment Group, the Entertainment Group's Fractional Interest in the Capital Group as of the record date for such dividend;

                        (B)  if such dividend consists of shares of Liberty Capital Common Stock, the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest will be increased by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest as of the record date for such dividend, by (y) the Capital Group Share Distribution Ratio applicable to such dividend, and such additional Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest will be allocated to the Interactive Group and the Entertainment Group by multiplying such additional number of shares by, in the case of the amount to be allocated to the Interactive Group, the Interactive Group's Fractional Interest in the Capital Group as of the record date for such dividend and, in the case of the amount to be allocated to the Entertainment Group, the

Entertainment Group's Fractional Interest in the Capital Group as of the record date for such dividend;

                        (C)  if such dividend consists of shares of Liberty Entertainment Common Stock, subject to paragraph (d)(i)(B), (1) the Number of Shares Issuable to the Capital Group with Respect to the Entertainment Group Inter-Group Interest will be decreased by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by adding (I) the number of shares of Liberty Entertainment Common Stock distributed to holders of Liberty Capital Common Stock, plus (II) the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest as of the record date for such dividend, by (y) the Entertainment Group Share Distribution Ratio applicable to such dividend, and (2) upon such distribution, there will be established for the benefit of the Interactive Group, an Inter-Group Interest in the Entertainment Group (or if such an Inter-Group Interest existed at the time of such distribution, such Inter-Group Interest will be increased) as follows: a Number of Shares Issuable to the Interactive Group with Respect to the Entertainment Group Inter-Group Interest will be established with (or if in existence, increased by) a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest as of the record date for such dividend, by (y) the Entertainment Group Share Distribution Ratio applicable to such dividend; or

                        (D)  if such dividend consists of shares of Liberty Interactive Common Stock, subject to paragraph (d)(i)(C), (1) the Number of Shares Issuable to the Capital Group with Respect to the Interactive Group Inter-Group Interest will be decreased by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by adding (I) the number of shares of Liberty Interactive Common Stock distributed to holders of Liberty Capital Common Stock, plus (II) the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest as of the record date for such dividend, by (y) the Interactive Group Share Distribution Ratio applicable to such dividend and (2) upon such distribution, there will be established for the benefit of the Entertainment Group, an Inter-Group Interest in the Interactive Group (or if such an Inter-Group Interest existed at the time of such distribution, such Inter-Group Interest will be increased) as follows: a Number of Shares Issuable to the Entertainment Group with Respect to the Interactive Group Inter-Group Interest will be established with (or if in existence, increased by) a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable to the Entertainment Group with Respect to the Capital Group Inter-Group Interest as of the record date for such dividend, by (y) the Interactive Group Share Distribution Ratio applicable to such dividend.

        In the case of a dividend paid pursuant to clause (E) of paragraph (e)(ii) of this Section A.2. in connection with a Capital Group Disposition, the Capital Group Inter-Group Dividend Amount may be increased, at the election of the Board of Directors, by the aggregate amount of the dividend that would have been payable with respect to the shares of Liberty Capital Common Stock converted into Liberty Interactive Common Stock or Liberty Entertainment Common Stock, as applicable, in connection with such Capital Group Disposition if such shares were not so converted and received the same dividend per share as the other shares of Liberty Capital Common Stock received in connection with such Capital Group Disposition.

        A Capital Group Inter-Group Dividend may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of cash, securities or other assets, or a combination thereof, and may be payable in kind or otherwise.

                (ii)    Dividends on Liberty Entertainment Common Stock.    Subject to the applicable terms of any Preferred Stock Designation, dividends on the Liberty Entertainment Common Stock may be declared and paid only out of the lesser of (A) assets of the Corporation legally available therefor and

(B) the Entertainment Group Available Dividend Amount. Whenever a dividend, other than a dividend that consists of a Share Distribution, is paid to the holders of one or more series of Liberty Entertainment Common Stock, the Corporation will also pay to the holders of each other series of Liberty Entertainment Common Stock a dividend per share equal to the dividend per share paid to the holders of such first one or more series of Liberty Entertainment Common Stock, such that the dividend paid on each share of Liberty Entertainment Common Stock, regardless of series, is the same. Whenever a dividend that consists of a Share Distribution is paid to the holders of one or more series of Liberty Entertainment Common Stock, the Corporation will also pay a dividend that consists of a Share Distribution to the holders of each other series of Liberty Entertainment Common Stock as provided in paragraph (d)(ii) of this Section A.2.

        If the Entertainment Group Outstanding Interest Fraction is less than one (1) on the record date for any dividend, including a dividend that consists of a Share Distribution, with respect to the Liberty Entertainment Common Stock, then concurrently with the payment of any dividend on the outstanding shares of Liberty Entertainment Common Stock:

                        (A)  if such dividend consists of cash, securities (other than shares of Liberty Entertainment Common Stock, Liberty Capital Common Stock or Liberty Interactive Common Stock) or other assets, at the election of the Board of Directors, the Corporation will (I) attribute (an "Entertainment Group Inter-Group Dividend") to the Interactive Group and the Capital Group, to the extent that such Group has a Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest attributable to it as of the record date for such dividend, subject to the last paragraph of this paragraph (c)(ii), an aggregate amount of cash, securities or other assets, or a combination thereof (the "Entertainment Group Inter-Group Dividend Amount"), with a Fair Value equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest as of the record date for such dividend, by (y) the per share Fair Value of such dividend payable to the holders of outstanding shares of Liberty Entertainment Common Stock, as determined by the Board of Directors (and with the amount of the Entertainment Group Inter-Group Dividend Amount to be attributed to the Interactive Group and the Capital Group to be determined (x) in the case of the Interactive Group, by multiplying the Entertainment Group Inter-Group Dividend Amount by a fraction, the numerator of which is the Number of Shares Issuable to the Interactive Group with Respect to the Entertainment Group Inter-Group Interest and the denominator of which is the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest (such fraction determined as of the applicable determination date, the "Interactive Group's Fractional Interest in the Entertainment Group"), in each case as of the record date for such dividend, and (y) in the case of the Capital Group, by multiplying the Entertainment Group Inter-Group Dividend Amount by a fraction, the numerator of which is the Number of Shares Issuable to the Capital Group with Respect to the Entertainment Group Inter-Group Interest and the denominator of which is the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest (such fraction determined as of the applicable determination date, the "Capital Group's Fractional Interest in the Entertainment Group"), in each case as of the record date for such dividend), or (II) increase the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by dividing (x) the Entertainment Group Inter-Group Dividend Amount, by (y) the Fair Value of the Liberty Entertainment Reference Share as of the "ex" date or any similar date for such dividend, and such additional Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest will be allocated to the Interactive Group and the Capital Group by multiplying such additional number of shares by, in the case of the amount to be allocated to the Interactive Group, the Interactive Group's Fractional Interest in the Entertainment Group as of the record date for such dividend and, in the case of the amount to be allocated to the Capital Group, the Capital Group's Fractional Interest in the Entertainment Group as of the record date for such dividend;

                        (B)  if such dividend consists of shares of Liberty Entertainment Common Stock, the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest will be increased by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest as of the record date for such dividend, by (y) the Entertainment Group Share Distribution Ratio applicable to such dividend, and such additional Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest will be allocated to the Interactive Group and the Capital Group by multiplying such additional number of shares by, in the case of the amount to be allocated to the Interactive Group, the Interactive Group's Fractional Interest in the Entertainment Group as of the record date for such dividend and, in the case of the amount to be allocated to the Capital Group, the Capital Group's Fractional Interest in the Entertainment Group as of the record date for such dividend;

                        (C)  if such dividend consists of shares of Liberty Capital Common Stock, subject to paragraph (d)(ii)(B), (1) the Number of Shares Issuable to the Entertainment Group with Respect to the Capital Group Inter-Group Interest will be decreased by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by adding (I) the number of shares of Liberty Capital Common Stock distributed to holders of Liberty Entertainment Common Stock, plus (II) the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest as of the record date for such dividend, by (y) the Capital Group Share Distribution Ratio applicable to such dividend and (2) upon such distribution, there will be established for the benefit of the Interactive Group, an Inter-Group Interest in the Capital Group (or if such an Inter-Group Interest existed at the time of such distribution, such Inter-Group Interest will be increased) as follows: a Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest will be established with (or if in existence, increased by) a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable to the Interactive Group with Respect to the Entertainment Group Inter-Group Interest as of the record date for such dividend, by (y) the Capital Group Share Distribution Ratio applicable to such dividend; or

                        (D)  if such dividend consists of shares of Liberty Interactive Common Stock, subject to paragraph (d)(ii)(C), (1) the Number of Shares Issuable to the Entertainment Group with Respect to the Interactive Group Inter-Group Interest will be decreased by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by adding (I) the number of shares of Liberty Interactive Common Stock distributed to holders of Liberty Entertainment Common Stock, plus (II) the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest as of the record date for such dividend, by (y) the Interactive Group Share Distribution Ratio applicable to such dividend and (2) upon such distribution, there will be established for the benefit of the Capital Group, an Inter-Group Interest in the Interactive Group (or if such an Inter-Group Interest existed at the time of such distribution, such Inter-Group Interest will be increased) as follows: a Number of Shares Issuable to the Capital Group with Respect to the Interactive Group Inter-Group Interest will be established with (or if in existence, increased by) a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable to the Capital Group with Respect to the Entertainment Group Inter-Group Interest as of the record date for such dividend, by (y) the Interactive Group Share Distribution Ratio applicable to such dividend.

        In the case of a dividend paid pursuant to clause (E) of paragraph (f)(ii) of this Section A.2. in connection with an Entertainment Group Disposition, the Entertainment Group Inter-Group Dividend Amount may be increased, at the election of the Board of Directors, by the aggregate amount of the dividend that would have been payable with respect to the shares of Liberty Entertainment Common Stock converted into Liberty Interactive Common Stock or Liberty Capital Common Stock, as applicable, in connection with such Entertainment Group Disposition if such shares were not so converted and received the same dividend per share as the other shares of Liberty Entertainment Common Stock received in connection with such Entertainment Group Disposition.

        An Entertainment Group Inter-Group Dividend may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of cash, securities or other assets, or a combination thereof, and may be payable in kind or otherwise.

                (iii)    Dividends on Liberty Interactive Common Stock.    Subject to the applicable terms of any Preferred Stock Designation, dividends on the Liberty Interactive Common Stock may be declared and paid only out of the lesser of (A) assets of the Corporation legally available therefor and (B) the Interactive Group Available Dividend Amount. Whenever a dividend, other than a dividend that consists of a Share Distribution, is paid to the holders of one or more series of Liberty Interactive Common Stock, the Corporation will also pay to the holders of each other series of Liberty Interactive Common Stock a dividend per share equal to the dividend per share paid to the holders of such first one or more series of Liberty Interactive Common Stock, such that the dividend paid on each share of Liberty Interactive Common Stock, regardless of series, is the same. Whenever a dividend that consists of a Share Distribution is paid to the holders of one or more series of Liberty Interactive Common Stock, the Corporation will also pay a dividend that consists of a Share Distribution to the holders of each other series of Liberty Interactive Common Stock as provided in paragraph (d)(iii) of this Section A.2.

        If the Interactive Group Outstanding Interest Fraction is less than one (1) on the record date for any dividend, including a dividend that consists of a Share Distribution, with respect to the Liberty Interactive Common Stock, then concurrently with the payment of any dividend on the outstanding shares of Liberty Interactive Common Stock:

                        (A)  if such dividend consists of cash, securities (other than shares of Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock) or other assets, at the election of the Board of Directors, the Corporation will (I) attribute (an "Interactive Group Inter-Group Dividend") to the Capital Group and the Entertainment Group, to the extent that such Group has a Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest attributable to it as of the record date for such dividend, subject to the last paragraph of this paragraph (c)(iii), an aggregate amount of cash, securities or other assets, or a combination thereof (the "Interactive Group Inter-Group Dividend Amount"), with a Fair Value equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest as of the record date for such dividend, by (y) the per share Fair Value of such dividend payable to the holders of outstanding shares of Liberty Interactive Common Stock, as determined by the Board of Directors (and with the amount of the Interactive Group Inter-Group Dividend Amount to be attributed to the Capital Group and the Entertainment Group to be determined (x) in the case of the Capital Group, by multiplying the Interactive Group Inter-Group Dividend Amount by a fraction, the numerator of which is the Number of Shares Issuable to the Capital Group with Respect to the Interactive Group Inter-Group Interest and the denominator of which is the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest (such fraction determined as of the applicable determination date, the "Capital Group's Fractional Interest in the Interactive Group"), in each case as of the record date for such dividend, and (y) in the case of the Entertainment Group, by multiplying the Interactive Group Inter-Group Dividend Amount by a fraction, the numerator of which is the Number of Shares Issuable to the Entertainment Group with Respect to the Interactive Group Inter-Group Interest and the denominator of which is the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest (such fraction determined as of the applicable determination date, the "Entertainment Group's Fractional Interest in the Interactive Group"), in each case as of the record date for such dividend), or (II) increase the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest by a number equal to the amount (rounded, if necessary, to the nearest whole number)

obtained by dividing (x) the Interactive Group Inter-Group Dividend Amount, by (y) the Fair Value of the Liberty Interactive Reference Share as of the "ex" date or any similar date for such dividend, and such additional Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest will be allocated to the Capital Group and the Entertainment Group by multiplying such additional number of shares by, in the case of the amount to be allocated to the Capital Group, the Capital Group's Fractional Interest in the Interactive Group as of the record date for such dividend and, in the case of the amount to be allocated to the Entertainment Group, the Entertainment Group's Fractional Interest in the Interactive Group as of the record date for such dividend;

                        (B)  if such dividend consists of shares of Liberty Interactive Common Stock, the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest will be increased by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest as of the record date for such dividend, by (y) the Interactive Group Share Distribution Ratio applicable to such dividend, and such additional Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest will be allocated to the Capital Group and the Entertainment Group by multiplying such additional number of shares by, in the case of the amount to be allocated to the Capital Group, the Capital Group's Fractional Interest in the Interactive Group as of the record date for such dividend and, in the case of the amount to be allocated to the Entertainment Group, the Entertainment Group's Fractional Interest in the Interactive Group as of the record date for such dividend;

                        (C)  if such dividend consists of shares of Liberty Entertainment Common Stock, subject to paragraph (d)(iii)(C), (1) the Number of Shares Issuable to the Interactive Group with Respect to the Entertainment Group Inter-Group Interest will be decreased by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by adding (I) the number of shares of Liberty Entertainment Common Stock distributed to holders of Liberty Interactive Common Stock, plus (II) the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest as of the record date for such dividend, by (y) the Entertainment Group Share Distribution Ratio applicable to such dividend and (2) upon such distribution, there will be established for the benefit of the Capital Group, an Inter-Group Interest in the Entertainment Group (or if such an Inter-Group Interest existed at the time of such distribution, such Inter-Group Interest will be increased) as follows: a Number of Shares Issuable to the Capital Group with Respect to the Entertainment Group Inter-Group Interest will be established with (or if in existence, increased by) a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable to the Capital Group with Respect to the Interactive Group Inter-Group Interest as of the record date for such dividend, by (y) the Entertainment Group Share Distribution Ratio applicable to such dividend; or

                        (D)  if such dividend consists of shares of Liberty Capital Common Stock, subject to paragraph (d)(iii)(B), (1) the Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest will be decreased by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by adding (I) the number of shares of Liberty Capital Common Stock distributed to holders of Liberty Interactive Common Stock, plus (II) the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest as of the record date for such dividend, by (y) the Capital Group Share Distribution Ratio applicable to such dividend and (2) upon such distribution, there will be established for the benefit of the Entertainment Group, an Inter-Group Interest in the Capital Group (or if an Inter-Group Interest existed at the time of such distribution, such Inter-Group Interest will be increased) as follows: a Number of Shares Issuable to the Entertainment Group with Respect to the Capital Group Inter-Group Interest will be established with (or if in existence, increased by) a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable to the

Entertainment Group with Respect to the Interactive Group Inter-Group Interest as of the record date for such dividend, by (y) the Capital Group Share Distribution Ratio applicable to such dividend.

        In the case of a dividend paid pursuant to clause (E) of paragraph (g)(ii) of this Section A.2. in connection with an Interactive Group Disposition, the Interactive Group Inter-Group Dividend Amount may be increased, at the election of the Board of Directors, by the aggregate amount of the dividend that would have been payable with respect to the shares of Liberty Interactive Common Stock converted into Liberty Capital Common Stock or Liberty Entertainment Common Stock, as applicable, in connection with such Interactive Group Disposition if such shares were not so converted and received the same dividend per share as the other shares of Liberty Interactive Common Stock received in connection with such Interactive Group Disposition.

        An Interactive Group Inter-Group Dividend may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of cash, securities or other assets, or a combination thereof, and may be payable in kind or otherwise.

                (iv)    Discrimination Between or Among Series of Common Stock.    Subject to the provisions of paragraphs (c) and (d) of this Section A.2., the Board of Directors will have the authority and discretion to declare and pay (or to refrain from declaring and paying) dividends, including, without limitation, dividends consisting of Share Distributions, on outstanding shares of Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock, or all such series, and in equal or unequal amounts, or only on the Liberty Capital Common Stock, the Liberty Entertainment Common Stock or the Liberty Interactive Common Stock (subject to applicable law), notwithstanding the relationship between or among the Capital Group Available Dividend Amount, the Entertainment Group Available Dividend Amount and the Interactive Group Available Dividend Amount, or the respective amounts of prior dividends declared on, or the liquidation rights of, the Liberty Capital Common Stock, the Liberty Entertainment Common Stock or the Liberty Interactive Common Stock, or any other factor.

        (d)   Share Distributions.

                (i)    Distributions on Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock and Series C Liberty Capital Common Stock.    If at any time a Share Distribution is to be made with respect to the Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock or Series C Liberty Capital Common Stock, then, in addition to the applicable requirements of paragraph (c)(i) of this Section A.2., such Share Distribution may be declared and paid only as follows:

                        (A)  a Share Distribution consisting, at the election of the Board of Directors, of: (I) shares of Series A Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Capital Common Stock) may be declared and paid to holders of Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock and Series C Liberty Capital Common Stock, on an equal per share basis; or (II) shares of Series C Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Capital Common Stock) may be declared and paid to holders of Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock and Series C Liberty Capital Common Stock, on an equal per share basis; or (III) shares of Series A Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Capital Common Stock) may be declared and paid to holders of Series A Liberty Capital Common Stock, shares of Series B Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Capital Common Stock) may be declared and paid to holders of Series B Liberty Capital Common Stock and shares of Series C Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Capital Common Stock) may be declared and paid to holders of Series C Liberty Capital Common Stock, in each case, on an equal per share basis;

                        (B)  a Share Distribution consisting, at the election of the Board of Directors, of: (I) shares of Series A Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Entertainment Common Stock) may be declared and paid to holders of Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock and Series C Liberty Capital Common Stock, on an equal per share basis; or (II) shares of Series C Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Entertainment Common Stock) may be declared and paid to holders of Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock and Series C Liberty Capital Common Stock, on an equal per share basis; or (III) shares of Series A Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Entertainment Common Stock) may be declared and paid to holders of Series A Liberty Capital Common Stock, shares of Series B Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Entertainment Common Stock) may be declared and paid to holders of Series B Liberty Capital Common Stock and shares of Series C Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Entertainment Common Stock) may be declared and paid to holders of Series C Liberty Capital Common Stock, in each case, on an equal per share basis; provided, however, that no such Share Distribution will be declared and paid if the amount obtained by adding (x) the aggregate number of shares of Liberty Entertainment Common Stock to be so distributed pursuant to this paragraph (d)(i)(B) (including the number of such shares that would be issuable upon conversion, exercise or exchange of any Convertible Securities to be so distributed pursuant to such Share Distribution), plus (y) the number of shares of Liberty Entertainment Common Stock that are subject to issuance upon conversion, exercise or exchange of any Convertible Securities then outstanding that are attributed to the Capital Group, plus (z) if the Capital Group Outstanding Interest Fraction is less than one (1) on the record date for the Share Distribution, the number of shares of Liberty Entertainment Common Stock equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (I) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest as of the record date for such Share Distribution, by (II) the Entertainment Group Share Distribution Ratio, is greater than the Number of Shares Issuable to the Capital Group with Respect to the Entertainment Group Inter-Group Interest;

                        (C)  a Share Distribution consisting, at the election of the Board of Directors, of: (I) shares of Series A Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Interactive Common Stock) may be declared and paid to holders of Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock and Series C Liberty Capital Common Stock, on an equal per share basis; or (II) shares of Series C Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Interactive Common Stock) may be declared and paid to holders of Series A Liberty Capital Common Stock, Series B Liberty Capital Common Stock and Series C Liberty Capital Common Stock, on an equal per share basis; or (III) shares of Series A Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Interactive Common Stock) may be declared and paid to holders of Series A Liberty Capital Common Stock, shares of Series B Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Interactive Common Stock) may be declared and paid to holders of Series B Liberty Capital Common Stock and shares of Series C Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Interactive Common Stock) may be declared and paid to holders of Series C Liberty Capital Common Stock, in each case, on an equal per share basis; provided, however, that no such Share Distribution will be declared and paid if the amount obtained by adding (x) the aggregate number of shares of Liberty Interactive

Common Stock to be so distributed pursuant to this paragraph (d)(i)(C) (including the number of such shares that would be issuable upon conversion, exercise or exchange of any Convertible Securities to be so distributed pursuant to such Share Distribution), plus (y) the number of shares of Liberty Interactive Common Stock that are subject to issuance upon conversion, exercise or exchange of any Convertible Securities then outstanding that are attributed to the Capital Group, plus (z) if the Capital Group Outstanding Interest Fraction is less than one (1) on the record date for the Share Distribution, the number of shares of Liberty Interactive Common Stock equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (I) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest as of the record date for such Share Distribution, by (II) the Interactive Group Share Distribution Ratio, is greater than the Number of Shares Issuable to the Capital Group with Respect to the Interactive Group Inter-Group Interest; or

                        (D)  a Share Distribution consisting of any class or series of securities of the Corporation or any other Person, other than Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock), may be declared and paid, at the election of the Board of Directors, either on the basis of a distribution of (x) identical securities, on an equal per share basis, to holders of each series of Liberty Capital Common Stock, (y) separate classes or series of securities, on an equal per share basis, to the holders of each series of Liberty Capital Common Stock or (z) a separate class or series of securities to the holders of one or more series of Liberty Capital Common Stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Liberty Capital Common Stock; provided, that in the case of clauses (y) and (z), (1) such separate classes or series of securities (and, if the distribution consists of Convertible Securities, the securities into which such Convertible Securities are convertible or for which they are exercisable or exchangeable) do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Capital Common Stock receiving the class or series of securities having (or convertible into or exercisable or exchangeable for securities having) the highest relative voting rights and the holders of shares of each other series of Liberty Capital Common Stock receiving securities of a class or series having (or convertible into or exercisable or exchangeable for securities having) lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Capital Common Stock, the Series B Liberty Capital Common Stock and the Series C Liberty Capital Common Stock, and (2) in the event the securities to be received by the holders of shares of Liberty Capital Common Stock other than the Series B Liberty Capital Common Stock consist of different classes or series of securities, with each such class or series of securities (or the securities into which such class or series is convertible or for which such class or series is exercisable or exchangeable) differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Capital Common Stock (other than the Series B Liberty Capital Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) of the class or series of securities (or the securities into which such class or series is convertible or for which such class or series is exercisable or exchangeable) to be received by the holders of each series of Liberty Capital Common Stock (other than the Series B Liberty Capital Common Stock) corresponds to the extent practicable to the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) of such series of Liberty Capital Common Stock, as compared to the other series of Liberty Capital Common Stock (other than the Series B Liberty Capital Common Stock).

                (ii)    Distributions on Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock and Series C Liberty Entertainment Common Stock.    If at any time a Share Distribution is to be made with respect to the Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock or Series C Liberty Entertainment Common Stock, then, in addition to the applicable requirements of paragraph (c)(ii) of this Section A.2., such Share Distribution may be declared and paid only as follows:

                        (A)  a Share Distribution consisting, at the election of the Board of Directors, of: (I) shares of Series A Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Entertainment Common Stock) may be declared and paid to holders of Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock and Series C Liberty Entertainment Common Stock, on an equal per share basis; or (II) shares of Series C Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Entertainment Common Stock) may be declared and paid to holders of Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock and Series C Liberty Entertainment Common Stock, on an equal per share basis; or (III) shares of Series A Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Entertainment Common Stock) may be declared and paid to holders of Series A Liberty Entertainment Common Stock, shares of Series B Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Entertainment Common Stock) may be declared and paid to holders of Series B Liberty Entertainment Common Stock and shares of Series C Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Entertainment Common Stock) may be declared and paid to holders of Series C Liberty Entertainment Common Stock, in each case, on an equal per share basis;

                        (B)  a Share Distribution consisting, at the election of the Board of Directors, of: (I) shares of Series A Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Capital Common Stock) may be declared and paid to holders of Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock and Series C Liberty Entertainment Common Stock, on an equal per share basis; or (II) shares of Series C Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Capital Common Stock) may be declared and paid to holders of Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock and Series C Liberty Entertainment Common Stock, on an equal per share basis; or (III) shares of Series A Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Capital Common Stock) may be declared and paid to holders of Series A Liberty Entertainment Common Stock, shares of Series B Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Capital Common Stock) may be declared and paid to holders of Series B Liberty Entertainment Common Stock and shares of Series C Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Capital Common Stock) may be declared and paid to holders of Series C Liberty Entertainment Common Stock, in each case, on an equal per share basis; provided, however, that no such Share Distribution will be declared and paid if the amount obtained by adding (x) the aggregate number of shares of Liberty Capital Common Stock to be so distributed pursuant to this paragraph (d)(ii)(B) (including the number of such shares that would be issuable upon conversion, exercise or exchange of any Convertible Securities to be so distributed pursuant to such Share Distribution), plus (y) the number of shares of Liberty Capital Common Stock that are subject to issuance upon conversion, exercise or exchange of any Convertible Securities then outstanding that are attributed to the Entertainment Group, plus (z) if the Entertainment Group Outstanding Interest Fraction is less than one (1) on the record date for the Share Distribution, the number of shares of Liberty Capital Common Stock equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (I) the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest as of the record date for such Share Distribution, by (II) the Capital Group Share Distribution Ratio, is greater than the Number of Shares Issuable to the Entertainment Group with Respect to the Capital Group Inter-Group Interest;

                        (C)  a Share Distribution consisting, at the election of the Board of Directors, of: (I) shares of Series A Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Interactive Common Stock) may be declared and paid to holders of Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock and Series C Liberty Entertainment Common Stock, on an equal per share basis; or (II) shares of Series C Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Interactive Common Stock) may be declared and paid to holders of Series A Liberty Entertainment Common Stock, Series B Liberty Entertainment Common Stock and Series C Liberty Entertainment Common Stock, on an equal per share basis; or (III) shares of Series A Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Interactive Common Stock) may be declared and paid to holders of Series A Liberty Entertainment Common Stock, shares of Series B Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Interactive Common Stock) may be declared and paid to holders of Series B Liberty Entertainment Common Stock and shares of Series C Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Interactive Common Stock) may be declared and paid to holders of Series C Liberty Entertainment Common Stock, in each case, on an equal per share basis; provided, however, that no such Share Distribution will be declared and paid if the amount obtained by adding (x) the aggregate number of shares of Liberty Interactive Common Stock to be so distributed pursuant to this paragraph (d)(ii)(C) (including the number of such shares that would be issuable upon conversion, exercise or exchange of any Convertible Securities to be so distributed pursuant to such Share Distribution), plus (y) the number of shares of Liberty Interactive Common Stock that are subject to issuance upon conversion, exercise or exchange of any Convertible Securities then outstanding that are attributed to the Entertainment Group, plus (z) if the Entertainment Group Outstanding Interest Fraction is less than one (1) on the record date for the Share Distribution, the number of shares of Liberty Interactive Common Stock equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (I) the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest as of the record date for such Share Distribution, by (II) the Interactive Group Share Distribution Ratio, is greater than the Number of Shares Issuable to the Entertainment Group with Respect to the Interactive Group Inter-Group Interest; or

                        (D)  a Share Distribution consisting of any class or series of securities of the Corporation or any other Person, other than Liberty Entertainment Common Stock, Liberty Capital Common Stock or Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Entertainment Common Stock, Liberty Capital Common Stock or Liberty Interactive Common Stock), may be declared and paid, at the election of the Board of Directors, either on the basis of a distribution of (x) identical securities, on an equal per share basis, to holders of each series of Liberty Entertainment Common Stock, (y) separate classes or series of securities, on an equal per share basis, to the holders of each series of Liberty Entertainment Common Stock or (z) a separate class or series of securities to the holders of one or more series of Liberty Entertainment Common Stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Liberty Entertainment Common Stock; provided, that in the case of clauses (y) and (z), (1) such separate classes or series of securities (and, if the distribution consists of Convertible Securities, the securities into which such Convertible Securities are convertible or for which they are exercisable or exchangeable) do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Entertainment Common Stock receiving the class or series of securities having (or convertible into or exercisable or exchangeable for securities having) the highest relative voting rights and the holders of shares of each other series of Liberty Entertainment Common Stock receiving securities of a class or series having (or convertible into or exercisable or exchangeable for securities having) lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Entertainment Common Stock, the Series B Liberty Entertainment Common Stock and the Series C Liberty Entertainment Common Stock, and (2) in the event the securities to be received by the holders of shares of Liberty Entertainment Common Stock other than the Series B Liberty Entertainment Common Stock consist of different classes or series of securities, with each such class or series of securities (or the securities into which such class or series is convertible or for which such class or series is exercisable or exchangeable) differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Entertainment Common Stock (other than the Series B Liberty Entertainment Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) of the class or series of securities (or the securities into which such class or series is convertible or for which such class or series is exercisable or exchangeable) to be received by the holders of each series of Liberty Entertainment Common Stock (other than the Series B Liberty Entertainment Common Stock) corresponds to the extent practicable to the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) of such series of Liberty Entertainment Common Stock, as compared to the other series of Liberty Entertainment Common Stock (other than the Series B Liberty Entertainment Common Stock).

                (iii)    Distributions on Series A Liberty Interactive Common Stock, Series B Liberty Interactive Common Stock and Series C Liberty Interactive Common Stock.    If at any time a Share Distribution is to be made with respect to the Series A Liberty Interactive Common Stock, Series B Liberty Interactive Common Stock or Series C Liberty Interactive Common Stock, then, in addition to the applicable requirements of paragraph (c)(iii) of this Section A.2., such Share Distribution may be declared and paid only as follows:

                        (A)  a Share Distribution consisting, at the election of the Board of Directors, of: (I) shares of Series A Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Interactive Common Stock) may be declared and paid to holders of Series A Liberty Interactive Common Stock, Series B Liberty Interactive Common Stock and Series C Liberty Interactive Common Stock, on an equal per share basis; or (II) shares of Series C Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Interactive Common Stock) may be declared and paid to holders of Series A Liberty Interactive Common Stock, Series B Liberty Interactive Common Stock and Series C Liberty Interactive Common Stock, on an equal per share basis; or (III) shares of Series A Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Interactive Common Stock) may be declared and paid to holders of Series A Liberty Interactive Common Stock, shares of Series B Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Interactive Common Stock) may be declared and paid to holders of Series B Liberty Interactive Common Stock and shares of Series C Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Interactive Common Stock) may be declared and paid to holders of Series C Liberty Interactive Common Stock, in each case, on an equal per share basis; or

                        (B)  a Share Distribution consisting, at the election of the Board of Directors, of: (I) shares of Series A Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Capital Common Stock) may be declared and paid to holders of Series A Liberty Interactive Common Stock, Series B Liberty Interactive Common Stock and Series C Liberty Interactive Common Stock, on an equal per share basis; or (II) shares of Series C Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Capital Common Stock) may be declared and paid to holders of Series A Liberty Interactive Common Stock, Series B Liberty Interactive Common Stock and Series C Liberty Interactive Common Stock, on an equal per share basis; or (III) shares of Series A Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Capital Common Stock) may be declared and paid to holders of Series A Liberty Interactive Common Stock, shares of Series B Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Capital Common Stock) may be declared and paid to holders of Series B Liberty Interactive Common Stock and shares of Series C Liberty Capital Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Capital Common Stock) may be declared and paid to holders of Series C Liberty Interactive Common Stock, in each case, on an equal per share basis; provided, however, that no such Share Distribution will be declared and paid if the amount obtained by adding (x) the aggregate number of shares of Liberty Capital Common Stock to be so distributed pursuant to this paragraph (d)(iii)(B) (including the number of such shares that would be issuable upon conversion, exercise or exchange of any Convertible Securities to be so distributed pursuant to such Share Distribution), plus (y) the number of shares of Liberty Capital Common Stock that are subject to issuance upon conversion, exercise or exchange of any Convertible Securities then outstanding that are attributed to the Interactive Group, plus (z) if the Interactive Group Outstanding Interest Fraction is less than one (1) on the record date for the Share Distribution, the number of shares of Liberty Capital Common Stock equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (I) the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest as of the record date for such Share Distribution, by (II) the Capital Group Share Distribution Ratio, is greater than the Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest; or

                        (C)  a Share Distribution consisting, at the election of the Board of Directors, of: (I) shares of Series A Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Entertainment Common Stock) may be declared and paid to holders of Series A Liberty Interactive Common Stock, Series B Liberty Interactive Common Stock and Series C Liberty Interactive Common Stock, on an equal per share basis; or (II) shares of Series C Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Entertainment Common Stock) may be declared and paid to holders of Series A Liberty Interactive Common Stock, Series B Liberty Interactive Common Stock and Series C Liberty Interactive Common Stock, on an equal per share basis; or (III) shares of Series A Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Entertainment Common Stock) may be declared and paid to holders of Series A Liberty Interactive Common Stock, shares of Series B Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Entertainment Common Stock) may be declared and paid to holders of Series B Liberty Interactive Common Stock and shares of Series C Liberty Entertainment Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series C Liberty Entertainment Common Stock) may be declared and paid to holders of Series C Liberty Interactive Common Stock, in each case, on an equal per share basis; provided, however, that no such Share Distribution will be declared and paid if the amount obtained by adding (x) the aggregate number of shares of Liberty Entertainment Common Stock to be so distributed pursuant to this paragraph (d)(iii)(C) (including the number of such shares that would be issuable upon conversion, exercise or exchange of any Convertible Securities to be so distributed pursuant to such Share Distribution), plus (y) the number of shares of Liberty Entertainment Common Stock that are subject to issuance upon conversion, exercise or exchange of any Convertible Securities then outstanding that are attributed to the Interactive Group, plus (z) if the Interactive Group Outstanding Interest Fraction is less than one (1) on the record date for the Share Distribution, the number of shares of Liberty Entertainment Common Stock equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (I) the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest as of the record date for such Share Distribution, by (II) the Entertainment Group Share Distribution Ratio, is greater than the Number of Shares Issuable to the Interactive Group with Respect to the Entertainment Group Inter-Group Interest; or

                        (D)  a Share Distribution consisting of any class or series of securities of the Corporation or any other Person, other than Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock), may be declared and paid, at the election of the Board of Directors, either on the basis of a distribution of (x) identical securities, on an equal per share basis, to holders of each series of Liberty Interactive Common Stock, (y) separate classes or series of securities, on an equal per share basis, to the holders of each series of Liberty Interactive Common Stock or (z) a separate class or series of securities to the holders of one or more series of Liberty Interactive Common Stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Liberty Interactive Common Stock; provided, that in the case of clauses (y) and (z), (1) such separate classes or series of securities (and, if the distribution consists of Convertible Securities, the securities into which such Convertible Securities are convertible or for which they are exercisable or exchangeable) do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Interactive Common Stock receiving securities of a class or series having (or convertible into or exercisable or exchangeable for securities having) the highest relative voting rights and the holders of shares of each other series of Liberty Interactive Common Stock receiving securities of a class or series having (or convertible into or exercisable or exchangeable for securities having) lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Interactive Common Stock, the Series B Liberty Interactive Common Stock and the Series C Liberty Interactive Common Stock), and (2) in the event the securities to be received by the holders of shares of Liberty Interactive Common Stock other than the Series B Liberty Interactive Common Stock consist of different classes or series of securities, with each such class or series of securities (or the securities into which such class or series is convertible or for which such class or series is exercisable or exchangeable) differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Interactive Common Stock (other than the Series B Liberty Interactive Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) of the class or series of securities (or the securities into which such class or series is convertible or for which such class or series is exercisable or exchangeable) to be received by the holders of each series of Liberty Interactive Common Stock (other than Series B Liberty Interactive Common Stock) corresponds to the extent practicable to the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) of such series of Liberty Interactive Common Stock, as compared to the other series of Liberty Interactive Common Stock (other than the Series B Liberty Interactive Common Stock).

        (e)   Redemption and Other Provisions Relating to the Liberty Capital Common Stock.

                (i)    Redemption for Securities of one or more Capital Group Subsidiaries.    At any time at which a Subsidiary of the Corporation holds, directly or indirectly, assets and liabilities attributed to the Capital Group, the Corporation may, at its option and subject to assets of the Corporation being legally available therefor, but subject (in addition to any other approval of the Corporation's stockholders (or any series thereof) required under the DGCL in respect of such redemption, if any) to the Corporation having received the Capital Group Redemption Stockholder Approval (and, to the extent applicable, the Entertainment Group Redemption Stockholder Approval and/or the Interactive Group Redemption Stockholder Approval), redeem outstanding shares of Liberty Capital Common Stock (such shares of Liberty Capital Common Stock to be redeemed, the "Capital Group Redemption Shares") for securities of such Subsidiary (a "Distributed Capital Group Subsidiary"), as provided herein. The number of Capital Group Redemption Shares will be determined, by the Board of Directors, by multiplying (A) the number of outstanding shares of Liberty Capital Common Stock as of the Capital Group Redemption Selection Date, by (B) the percentage of the Fair Value of the Capital Group that is represented by the Fair Value of the Corporation's equity interest in the Distributed Capital Group Subsidiary which is attributable to the Capital Group, in each case, as determined by the Board of Directors as of a date selected by the Board of Directors, as such percentage may be adjusted by the Board of Directors in its discretion to reflect the effects of a Capital Group Inter-Group Redemption Election and to take into account other things deemed relevant by the Board of Directors. The aggregate number of securities of the Distributed Capital Group Subsidiary to be delivered (the "Capital Group Distribution Subsidiary Securities") in redemption of the Capital Group Redemption Shares will be equal to: (A) if the Board of Directors makes a Capital Group Inter-Group Redemption Election as described below, the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the product of (I) the number of securities of the Distributed Capital Group Subsidiary owned by the Corporation and (II) the percentage of the Fair Value of the Corporation's equity interest in the Distributed Capital Group Subsidiary that is represented by the Fair Value of the Corporation's equity interest in the Distributed Capital Group Subsidiary which is attributable to the Capital Group (subject to adjustment to reflect the effects of a Capital Group Inter-Group Redemption Election) (such product, the "Distributable Capital Group Subsidiary Securities"), by (y) the Capital Group Outstanding Interest Fraction, in each case, as of the Capital Group Redemption Selection Date, or (B) if the Board of Directors does not make a Capital Group Inter-Group Redemption Election, all of the Distributable Capital Group Subsidiary Securities, in each case, subject to adjustment as provided below. The number of securities of the Distributed Capital Group Subsidiary to be delivered in redemption of each Capital Group Redemption Share will be equal to the amount (rounded, if necessary, to the nearest five decimal places) obtained by dividing (x) the number of Capital Group Distribution Subsidiary Securities, by (y) the number of Capital Group Redemption Shares.

        If the Capital Group Outstanding Interest Fraction is less than one (1) on the Capital Group Redemption Selection Date for any redemption pursuant to this paragraph (e)(i) and if (but only if)

the Board of Directors so determines in its discretion (a "Capital Group Inter-Group Redemption Election"), then concurrently with the distribution of the Capital Group Distribution Subsidiary Securities in redemption of Capital Group Redemption Shares, the Corporation will attribute to the Entertainment Group and the Interactive Group an aggregate number of Distributable Capital Group Subsidiary Securities (the "Capital Group Inter-Group Interest Subsidiary Securities") equal to the difference between the total number of Distributable Capital Group Subsidiary Securities and the number of Capital Group Distribution Subsidiary Securities, subject to adjustment as provided below. The Capital Group Inter-Group Interest Subsidiary Securities will be allocated between the Entertainment Group and the Interactive Group by multiplying the number of Capital Group Inter-Group Interest Subsidiary Securities by (x), in the case of the Entertainment Group, the Entertainment Group's Fractional Interest in the Capital Group as of the Capital Group Redemption Selection Date and, (y) in the case of the Interactive Group, the Interactive Group's Fractional Interest in the Capital Group as of the Capital Group Redemption Selection Date. If a Capital Group Inter-Group Redemption Election is made, then: (I) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest will be decreased as described in subparagraph (ii)(D) of the definition of "Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest" in paragraph (j) of this Section A.2.; (II) the attribution of Capital Group Inter-Group Interest Subsidiary Securities to be made to the Entertainment Group and the Interactive Group may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of Capital Group Inter-Group Interest Subsidiary Securities to each such Group in accordance with the foregoing allocation; and (III) the Board of Directors may determine that the Capital Group Inter-Group Interest Subsidiary Securities so allocated or transferred to the Entertainment Group and the Interactive Group will be distributed to holders of shares of Liberty Entertainment Common Stock as a Share Distribution pursuant to paragraph (d)(ii)(D) and to holders of shares of Liberty Interactive Common Stock as a Share Distribution pursuant to paragraph (d)(iii)(D) of this Section A.2.

        If at the time of a redemption of Liberty Capital Common Stock pursuant to this paragraph (e)(i), there are outstanding any Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Capital Common Stock that would become convertible into or exercisable or exchangeable for Distributable Capital Group Subsidiary Securities as a result of such redemption, and the obligation to deliver securities of such Distributed Capital Group Subsidiary upon exercise, exchange or conversion of such Convertible Securities is not assumed or otherwise provided for by the Distributed Capital Group Subsidiary, then the Board of Directors may make such adjustments as it determines to be appropriate to the number of Capital Group Redemption Shares, the number of Capital Group Distribution Subsidiary Securities and the number of Capital Group Inter-Group Interest Subsidiary Securities (and any related adjustment to the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest, including any adjustments to the foregoing allocation between the Entertainment Group and the Interactive Group) to take into account the securities of the Distributed Capital Group Subsidiary into which such Convertible Securities are convertible or for which such Convertible Securities are exercisable or exchangeable.

        In the event that not all outstanding shares of Liberty Capital Common Stock are to be redeemed in accordance with this paragraph (e)(i) for Capital Group Distribution Subsidiary Securities, then (1) the number of shares of each series of Liberty Capital Common Stock to be redeemed in accordance with this paragraph (e)(i) will be determined by multiplying the aggregate number of Capital Group Redemption Shares by a fraction, the numerator of which is the aggregate number of shares of such series and the denominator of which is the aggregate number of shares of all series of Liberty Capital Common Stock, in each case, outstanding as of the Capital Group Redemption Selection Date, and (2) the outstanding shares of each series of Liberty Capital Common Stock to be redeemed in accordance with this paragraph (e)(i) will be redeemed by the Corporation pro rata among the holders of each series of Liberty Capital Common Stock or by such other method as may be determined by the Board of Directors to be equitable.

        To the extent that a Distributed Capital Group Subsidiary to be distributed pursuant to this paragraph (e)(i) also holds, directly or indirectly, assets and liabilities attributed to one or both of the Entertainment Group and the Interactive Group, then (x) such Distributed Capital Group Subsidiary will also be deemed a Distributed Entertainment Group Subsidiary for purposes of paragraph (f)(i) (to the extent such Distributed Capital Group Subsidiary also holds assets and liabilities of the Entertainment Group) and/or a Distributed Interactive Group Subsidiary for purposes of paragraph (g)(i) (to the extent such Distributed Capital Group Subsidiary also holds assets and liabilities of the Interactive Group) and (y) in connection with the redemption of Capital Group Redemption Shares pursuant to this paragraph (e)(i) the Corporation will also redeem shares of Liberty Entertainment Common Stock pursuant to the provisions of paragraph (f)(i) (in the event such Distributed Capital Group Subsidiary is also a Distributed Entertainment Group Subsidiary) and/or shares of Liberty Interactive Common Stock pursuant to the provisions of paragraph (g)(i) (in the event such Distributed Capital Group Subsidiary is also a Distributed Interactive Group Subsidiary), as applicable, subject to the Corporation obtaining the Capital Group Redemption Stockholder Approval and the applicable of the Entertainment Group Redemption Stockholder Approval and/or the Interactive Group Redemption Stockholder Approval. In connection with any such redemption of Liberty Capital Common Stock, Liberty Entertainment Common Stock and/or Liberty Interactive Common Stock, as applicable, the Board of Directors will effect such redemption in accordance with the terms of paragraphs (e)(i), (f)(i) and (g)(i), as applicable, as determined by the Board of Directors in good faith, with such changes and adjustments as the Board of Directors determines are reasonably necessary in order to effect such redemption in exchange for securities of a single Subsidiary holding the assets and liabilities of more than one Group. In effecting such redemption, the Board of Directors may determine to redeem the Capital Group Redemption Shares, the Entertainment Group Redemption Shares and/or the Interactive Group Redemption Shares, in exchange for one or more classes or series of securities of such Subsidiary, including, without limitation, for separate classes or series of securities of such Subsidiary, (I) with the holders of Capital Group Redemption Shares to receive Capital Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Capital Group held by such Subsidiary, (II) with holders of Entertainment Group Redemption Shares to receive Entertainment Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Entertainment Group held by such Subsidiary and/or (III) with holders of Interactive Group Redemption Shares to receive Interactive Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Interactive Group held by such Subsidiary, subject, in each case, to the applicable limitations on the class and series of securities of the Distributed Capital Group Subsidiary set forth in the last paragraph of paragraphs (e)(i), (f)(i) and (g)(i), as applicable.

        Any redemption pursuant to this paragraph (e)(i) will occur on a Capital Group Redemption Date set forth in a notice to holders of Liberty Capital Common Stock (and Convertible Securities convertible into or exercisable or exchangeable for shares of any series of Liberty Capital Common Stock (unless provision for notice is otherwise made pursuant to the terms of such Convertible Securities)) pursuant to paragraph (e)(iv)(C).

        In effecting a redemption of Liberty Capital Common Stock pursuant to this paragraph (e)(i), the Board of Directors may determine either to (x) redeem shares of each series of Liberty Capital Common Stock in exchange for a single class or series of securities of the Distributed Capital Group Subsidiary without distinction among series of Liberty Capital Common Stock, on an equal per share basis, (y) redeem shares of each series of Liberty Capital Common Stock in exchange for separate classes or series of securities of the Distributed Capital Group Subsidiary, on an equal per share basis, or (z) redeem shares of one or more series of Liberty Capital Common Stock in exchange for a separate class or series of securities of the Distributed Capital Group Subsidiary and, on an equal per share basis, redeem shares of all other series of Liberty Capital Common Stock in exchange for a different class or series of securities of the Distributed Capital Group Subsidiary; provided, that, in the case of clauses (y) and (z), (1) such separate classes or series do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Capital Common Stock receiving securities of a class or series having the highest relative voting rights and the holders of shares of each other series of Liberty Capital Common Stock receiving securities of a class or series having lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Capital Common Stock, the Series B Liberty Capital Common Stock and the Series C Liberty Capital Common Stock, and (2) in the event the securities to be received by the holders of shares of Liberty Capital Common Stock other than the Series B Liberty Capital Common Stock in such redemption consist of different classes or series of securities, with each such class or series differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Capital Common Stock (other than the Series B Liberty Capital Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights of the class or series of securities to be received by the holders of each series of Liberty Capital Common Stock corresponds to the extent practicable to the relative voting rights (as compared to the other series of Liberty Capital Common Stock, other than the Series B Liberty Capital Common Stock) of such series of Liberty Capital Common Stock. If the Board of Directors has made a Capital Group Inter-Group Redemption Election, then the determination as to the classes or series of securities of the Distributed Capital Group Subsidiary comprising the Capital Group Inter-Group Interest Subsidiary Securities to be so transferred or allocated to the Entertainment Group and/or the Interactive Group will be made by the Board of Directors in its discretion.

                (ii)    Mandatory Dividend, Redemption or Conversion in Case of Capital Group Disposition.    In the event of a Capital Group Disposition (other than an Exempt Capital Group Disposition), the Corporation will, on or prior to the 85th Trading Day following the consummation of such Capital Group Disposition and in accordance with the applicable provisions of this Section A.2., take the actions referred to in one of clauses (A), (B), (C), (D) or (E) below, as elected by the Board of Directors:

                        (A)  Subject to the first sentence of paragraph (c)(i) of this Section A.2. the Corporation may declare and pay a dividend payable in cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, to the holders of outstanding shares of Liberty Capital Common Stock, with an aggregate Fair Value (subject to adjustment as provided below) equal to the Capital Group Allocable Net Proceeds of such Capital Group Disposition as of the record date for determining the holders entitled to receive such dividend, as the same may be determined by the Board of Directors, with such dividend to be paid in accordance with the applicable provisions of paragraph (c)(i) and (d)(i) of this Section A.2.; or

                        (B)  Provided that there are assets of the Corporation legally available therefor and the Capital Group Available Dividend Amount would have been sufficient to pay a dividend pursuant to clause (A) of this paragraph (e)(ii) in lieu of effecting the redemption provided for in this clause (B), then:

                                (I)   if such Capital Group Disposition involves all (not merely substantially all) of the assets of the Capital Group, the Corporation may redeem all outstanding shares of each series of Liberty Capital Common Stock for cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, with an aggregate Fair Value (subject to adjustment as provided below) equal to the Capital Group Allocable Net Proceeds of such Capital Group Disposition as of the

Capital Group Redemption Date, as determined by the Board of Directors, such aggregate amount to be allocated among the shares of all series of Liberty Capital Common Stock outstanding as of the Capital Group Redemption Date on an equal per share basis (subject to the provisions of this paragraph (e)(ii)); or

                                (II)  if such Capital Group Disposition involves substantially all (but not all) of the assets of the Capital Group, the Corporation may apply an aggregate amount (subject to adjustment as provided below) of cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, with a Fair Value equal to the Capital Group Allocable Net Proceeds of such Capital Group Disposition as of the Capital Group Redemption Selection Date (the "Capital Group Redemption Amount") to the redemption of outstanding shares of each series of Liberty Capital Common Stock, such Capital Group Redemption Amount to be allocated (subject to the provisions of this paragraph (e)(ii)) to the redemption of shares of each series of Liberty Capital Common Stock in the ratio of (x) the number of shares of such series outstanding as of the Capital Group Redemption Selection Date to (y) the aggregate number of shares of all series of Liberty Capital Common Stock outstanding as of such date, and the number of shares of each such series to be redeemed will equal the lesser of (1) the number of shares of such series outstanding as of the Capital Group Redemption Selection Date and (2) the whole number nearest the number obtained by dividing the aggregate amount so allocated to the redemption of such series by the Average Market Value of the Liberty Capital Reference Share over the period of 10 consecutive Trading Days beginning on the 16th Trading Day following the consummation of such Capital Group Disposition; provided that, if following the foregoing allocation there remains any amount of the Capital Group Redemption Amount which is not being applied to the redemption of shares of a series of Liberty Capital Common Stock, then such excess amount will be allocated to the redemption of shares of each series of Liberty Capital Common Stock that, following the initial allocation referred to above, would have shares outstanding and not redeemed, with the number of outstanding and not redeemed shares to be redeemed from each such series to be calculated in accordance with clauses (1) and (2) of the immediately preceding sentence based upon such excess amount of the Capital Group Redemption Amount. The outstanding shares of a series of Liberty Capital Common Stock to be redeemed will be selected on a pro rata basis among the holders of such series or by such other method as the Board of Directors may determine to be equitable; or

                        (C)  The Corporation may convert each outstanding share of Series A Liberty Capital Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Entertainment Common Stock, each outstanding share of Series B Liberty Capital Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Entertainment Common Stock, and each outstanding share of Series C Liberty Capital Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Entertainment Common Stock, in each case, equal to 110% of the average daily ratio (calculated to the nearest five decimal places) of (I) the Average Market Value of the Liberty Capital Reference Share over the period of 10 consecutive Trading Days beginning on the 16th Trading Day following the consummation of such Capital Group Disposition, to (II) the Average Market Value of the Liberty Entertainment Reference Share over the same 10-Trading Day period; or

                        (D)  The Corporation may convert each outstanding share of Series A Liberty Capital Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Interactive Common Stock, each outstanding share of Series B Liberty Capital Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Interactive Common Stock, and each outstanding share of Series C Liberty Capital Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Interactive Common Stock, in each case, equal to 110% of the average daily ratio (calculated to the nearest five decimal places) of (I) the Average Market Value of the Liberty Capital Reference Share over the period of 10 consecutive

Trading Days beginning on the 16th Trading Day following the consummation of such Capital Group Disposition, to (II) the Average Market Value of the Liberty Interactive Reference Share over the same 10-Trading Day period; or

                        (E)  The Corporation may combine the conversion of a portion of the outstanding shares of Liberty Capital Common Stock into Liberty Entertainment Common Stock or Liberty Interactive Common Stock as contemplated by clauses (C) and (D) of this paragraph (e)(ii) with the payment of a dividend on or the redemption of shares of Liberty Capital Common Stock as described below, subject to the limitations specified in clause (A) (in the case of a dividend) or clause (B) (in the case of a redemption) of this paragraph (e)(ii) (including the limitations specified in other paragraphs of this Certificate referred to therein). In the event the Board of Directors elects the option described in this clause (E), the portion of the outstanding shares of Liberty Capital Common Stock to be converted into fully paid and non-assessable shares of Liberty Entertainment Common Stock or Liberty Interactive Common Stock, as applicable, will be determined by the Board of Directors and will be so converted at the conversion rate determined in accordance with clause (C) or clause (D) above, as applicable, and the Corporation will either (x) pay a dividend to the holders of record of all of the remaining shares of Liberty Capital Common Stock outstanding, with such dividend to be paid in accordance with the applicable provisions of paragraphs (c)(i) and (d)(i) of this Section A.2., or (y) redeem all or a portion of such remaining shares of Liberty Capital Common Stock. The aggregate amount of such dividend, in the case of a dividend, or the portion of the Capital Group Allocable Net Proceeds to be applied to such redemption, in the case of a redemption, will be equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (I) an amount equal to the Capital Group Allocable Net Proceeds of such Capital Group Disposition as of, in the case of a dividend, the record date for determining the holders of Liberty Capital Common Stock entitled to receive such dividend and, in the case of a redemption, the Capital Group Redemption Selection Date (in the case of a partial redemption) or the Capital Group Redemption Date (in the case of a full redemption), in each case, before giving effect to the conversion of shares of Liberty Capital Common Stock in connection with such Capital Group Disposition in accordance with this clause (E) and any related adjustment to the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest, by (II) one minus a fraction, the numerator of which will be the number of shares of Liberty Capital Common Stock to be converted into shares of Liberty Entertainment Common Stock or Liberty Interactive Common Stock, as applicable, in accordance with this clause (E) and the denominator of which will be the aggregate number of shares of Liberty Capital Common Stock outstanding as of the record date, Capital Group Redemption Selection Date or Capital Group Redemption Date used for purposes of clause (I) of this sentence. In the event of a redemption concurrently with or following any such partial conversion of shares of Liberty Capital Common Stock, if the Capital Group Disposition was of all (not merely substantially all) of the assets of the Capital Group, then all remaining outstanding shares of Liberty Capital Common Stock will be redeemed for cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, with an aggregate Fair Value equal to the portion of the Capital Group Allocable Net Proceeds to be applied to such redemption determined in accordance with this clause (E), such aggregate amount to be allocated among all such shares to be redeemed on an equal per share basis (subject to the provisions of this paragraph (e)(ii)). In the event of a redemption concurrently with or following any such partial conversion of shares of Liberty Capital Common Stock, if the Capital Group Disposition was of substantially all (but not all) of the assets of the Capital Group, then the number of shares of each series of Liberty Capital Common Stock to be redeemed will be determined in accordance with clause (B)(II) of this paragraph (e)(ii), substituting for the Capital Group Redemption Amount referred to therein the portion of the Capital Group Allocable Net Proceeds to be applied to such redemption as determined in accordance with this clause (E), and such shares will be redeemed for cash, securities (other than Common Stock) or other assets, or any combination thereof, with an aggregate Fair Value equal to such portion of the Capital Group Allocable Net Proceeds and allocated among all such shares to be redeemed on an equal per share basis (subject to the provisions of this paragraph (e)(ii)). The aggregate number of shares of Liberty Capital Common Stock to be converted in any partial conversion in accordance with this clause (E) will be allocated among the series of Liberty Capital Common Stock in the ratio of the number of shares of each such series outstanding to the aggregate number of shares of all series of Liberty Capital Common Stock outstanding as of the Capital Group Conversion Selection Date, and the shares of each such series to be converted will be selected on a pro rata basis or by such other method as the Board of Directors may determine to be equitable. In the case of a redemption, the allocation of the cash, securities (other than shares of Common Stock) and/or other assets to be paid in redemption and, in the case of a partial redemption, the selection of shares to be redeemed will be made in the manner contemplated by clause (B) of this paragraph (e)(ii).

        For purposes of this paragraph (e)(ii):

                            (1)   as of any date, "substantially all of the assets of the Capital Group" means a portion of such assets that represents at least 80% of the then-Fair Value of the assets of the Capital Group as of such date;

                            (2)   in the case of a Capital Group Disposition of assets in a series of related transactions, such Capital Group Disposition will not be deemed to have been consummated until the consummation of the last of such transactions;

                            (3)   if the Board of Directors seeks the approval of the holders of Liberty Capital Voting Securities entitled to vote thereon to qualify a Capital Group Disposition as an Exempt Capital Group Disposition and such approval is not obtained, the date on which such approval fails to be obtained will be treated as the date on which such Capital Group Disposition was consummated for purposes of making the determinations and taking the actions prescribed by this paragraph (e)(ii) and paragraph (e)(iv), and no subsequent vote may be taken to qualify such Capital Group Disposition as an Exempt Capital Group Disposition;

                            (4)   in the event of a redemption of a portion of the outstanding shares of Liberty Capital Common Stock pursuant to clause (B)(II) or (E) of this paragraph (e)(ii) at a time when the Capital Group Outstanding Interest Fraction is less than one, if the Board of Directors so elects (a "Capital Group Inter-Group Partial Redemption Election"), in its discretion, the Corporation will attribute to the Entertainment Group and the Interactive Group concurrently with such redemption an aggregate amount (the "Capital Group Inter-Group Redemption Amount") of cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, subject to adjustment as described below, with an aggregate Fair Value equal to the difference between (x) the Capital Group Net Proceeds and (y) the portion of the Capital Group Allocable Net Proceeds applied to such redemption as determined in accordance with clause (B)(II) or clause (E) of this paragraph (e)(ii). If the Board of Directors makes such election, the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest will be decreased in the manner described in subparagraph (ii)(E) of the definition of "Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest" in paragraph (j) of this Section A.2. The Capital Group Inter-Group Redemption Amount will be attributed between the Entertainment Group and the Interactive Group based upon the Entertainment Group's Fractional Interest in the Capital Group as of the Capital Group Redemption Selection Date and the Interactive Group's Fractional Interest in the Capital Group as of the Capital Group Redemption Selection Date and may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of cash, securities and/or other assets;

                            (5)   if at the time of a Capital Group Disposition subject to this paragraph (e)(ii), there are outstanding any Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Capital Common Stock that would give the holders thereof the right to receive any consideration related to such Capital Group Disposition upon conversion, exercise or exchange or otherwise, or would adjust to give the holders equivalent economic rights, as a result of any dividend, redemption or other action taken by the Corporation with respect to the Liberty Capital Common Stock pursuant to this paragraph (e)(ii), then the Board of Directors may make such adjustments to (x) the amount of consideration to be issued or delivered as contemplated by this paragraph (e)(ii) as a dividend on or in redemption or conversion of shares of Liberty Capital Common Stock and/or, if applicable, (y) the Capital Group Inter-Group Redemption Amount and the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest as it deems appropriate to take into account the Liberty Capital Common Stock into which such Convertible Securities are convertible or for which such Convertible Securities are exercisable or exchangeable;

                            (6)   the Corporation may pay the dividend or redemption price referred to in clause (A), (B) or (E) of this paragraph (e)(ii) payable to the holders of Liberty Capital Common Stock in cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, that the Board of Directors determines and which has an aggregate Fair Value of not less than the amount allocated to such dividend or redemption pursuant to the applicable of clauses (A), (B) or (E) of this paragraph (e)(ii), regardless of the form or nature of the proceeds received by the Corporation from the Capital Group Disposition; and

                            (7)   if all or any portion of the redemption price referred to in clause (B) or (E) of this paragraph (e)(ii) payable to the holders of Liberty Capital Common Stock is paid in the form of securities of an issuer other than the Corporation, the Board of Directors may determine to pay the redemption price, so payable in securities, in the form of (x) identical securities, on an equal per share basis, to holders of each series of Liberty Capital Common Stock, (y) separate classes or series of securities, on an equal per share basis, to the holders of each series of Liberty Capital Common Stock or (z) a separate class or series of securities to the holders of one or more series of Liberty Capital Common Stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Liberty Capital Common Stock; provided, that, in the case of clauses (y) and (z), (1) such separate classes or series do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Capital Common Stock receiving securities of a class or series having the highest relative voting rights and the holders of shares of each other series of Liberty Capital Common Stock receiving securities of a class or series having lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Capital Common Stock, the Series B Liberty Capital Common Stock and the Series C Liberty Capital Common Stock and (2) in the event the securities to be received by the holders of shares of Liberty Capital Common Stock other than the Series B Liberty Capital Common Stock consist of different classes or series of securities, with each such class or series differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Capital Common Stock (other than the Series B Liberty Capital Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights of the class or series of securities to be received by the holders of each series of Liberty Capital Common Stock corresponds to the extent practicable to the relative voting rights (as compared to the other series of Liberty Capital Common Stock, other than the Series B Liberty Capital Common Stock) of such series of Liberty Capital Common Stock.

                (iii)    Certain Provisions Respecting Convertible Securities.    Unless the provisions of any Convertible Securities that are or become convertible into or exercisable or exchangeable for shares of any series of Liberty Capital Common Stock provide specifically to the contrary, or the instrument, plan or agreement evidencing such Convertible Securities or pursuant to which the same were issued grants to the Board of Directors the discretion to approve or authorize any adjustment or adjustments to the conversion, exercise or exchange provisions of such Convertible Securities so as to obtain a result different from that which would otherwise occur pursuant to this paragraph (e)(iii), and the Board of Directors so approves or authorizes such adjustment or adjustments, after any Capital Group Conversion Date or Capital Group Redemption Date on which all outstanding shares of Liberty Capital Common Stock were converted or redeemed, any share of Liberty Capital Common Stock that is issued on conversion, exercise or exchange of any such Convertible Security will, immediately upon issuance and without any notice or any other action on the part of the Corporation or its Board of Directors or the holder of such share of Liberty Capital Common Stock, be redeemed in exchange for, to the extent assets of the Corporation are legally available therefor, the amount of $.01 per share in cash.

                (iv)  General.

                        (A)  Not later than the 10th Trading Day following the consummation of a Capital Group Disposition referred to in paragraph (e)(ii) of this Section A.2., the Corporation will announce publicly by press release (x) the Capital Group Net Proceeds of such Capital Group Disposition, (y) whether the Capital Group Disposition qualifies as an Exempt Capital Group Disposition, and (z) if it does not so qualify at the time of such announcement (including in the event the Board of Directors had not sought stockholder approval to qualify such Capital Group Disposition as an Exempt Capital Group Disposition in connection with any required stockholder approval obtained by the Corporation, if applicable), whether the Board of Directors will seek the approval of the holders of Liberty Capital Voting Securities entitled to vote thereon to qualify such Capital Group Disposition as an Exempt Capital Group Disposition. Not later than the 30th Trading Day (and in the event a 10 Trading Day valuation period is required in connection with the action selected by the Board of Directors pursuant to clause (I) of this paragraph (e)(iv)(A), not earlier than the 26th Trading Day) following the consummation of such Capital Group Disposition, the Corporation will announce publicly by press release (to the extent applicable):

                                (I)   which of the actions specified in clauses (A), (B), (C), (D) or (E) of paragraph (e)(ii) of this Section A.2. the Corporation has irrevocably determined to take;

                                (II)  as applicable, the record date for determining holders entitled to receive any dividend to be paid pursuant to clause (A) or (E) of paragraph (e)(ii), the Capital Group Redemption Selection Date for the redemption of shares of Liberty Capital Common Stock pursuant to clause (B)(II) or (E) of paragraph (e)(ii) or the Capital Group Conversion Selection Date for the partial conversion of shares of Liberty Capital Common Stock pursuant to clause (E) of paragraph (e)(ii), which record date, Capital Group Redemption Selection Date or Capital Group Conversion Selection Date will not be earlier than the 10th day following the date of such public announcement;

                                (III) the anticipated dividend payment date, Capital Group Redemption Date and/or Capital Group Conversion Date, which in each case, will not be more than 85 Trading Days following such Capital Group Disposition; and

                                (IV) unless the Board of Directors otherwise determines, that the Corporation will not be required to register a transfer of any shares of Liberty Capital Common Stock for a period of 10 Trading Days (or such shorter period as such announcement may specify) next preceding the specified Capital Group Redemption Selection Date or Capital Group Conversion Selection Date.

        If the Corporation determines to undertake a redemption of shares of Liberty Capital Common Stock, in whole or in part, pursuant to clause (B) or (E) of paragraph (e)(ii) of this Section A.2., or a conversion of shares of Liberty Capital Common Stock, in whole or in part, pursuant to clause (C), (D) or (E) of paragraph (e)(ii), the Corporation will give notice of such redemption or conversion, not less than 15 days prior to the Capital Group Redemption Date or Capital Group Conversion Date, as applicable, to holders of Liberty Capital Common Stock whose shares are to be redeemed or converted, setting forth, as applicable:

                            (1)   the Capital Group Redemption Date or Capital Group Conversion Date;

                            (2)   the number of shares of Liberty Capital Common Stock held by such holder to be redeemed or converted or, if applicable, stating that all outstanding shares of Liberty Capital Common Stock will be redeemed or converted and, if shares of Liberty Capital Common Stock are to be converted, whether such shares will be converted into Liberty Entertainment Common Stock or Liberty Interactive Common Stock, and the series thereof issuable to the holders of each series of Liberty Capital Common Stock;

                            (3)   in the case of a redemption or a conversion, in each case, in whole or in part, of outstanding shares of Liberty Capital Common Stock, the kind and amount of per share consideration to be received with respect to each share of Liberty Capital Common Stock to be redeemed or converted and the Capital Group Outstanding Interest Fraction as of the date of such notice (and if such Capital Group Outstanding Interest Fraction is less than one (1), the Entertainment Group's Fractional Interest in the Capital Group and the Interactive Group's Fractional Interest in the Capital Group, in each case, as of such date);

                            (4)   with respect to a partial redemption under clause (B)(II) or (E) of paragraph (e)(ii), if the Board of Directors has made a Capital Group Inter-Group Partial Redemption Election, the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest, the Entertainment Group's Fractional Interest in the Capital Group and the Interactive Group's Fractional Interest in the Capital Group, in each case, as of the Capital Group Redemption Selection Date and the portion of the Capital Group Inter-Group Redemption Amount attributable to each Group other than the Capital Group;

                            (5)   with respect to a dividend under clause (A) or (E) of paragraph (e)(ii), the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest, the Entertainment Group's Fractional Interest in the Capital Group and the Interactive Group's Fractional Interest in the Capital Group, in each case, as of the record date for the dividend and the portion of the Capital Group Inter-Group Dividend Amount attributable to each Group other than the Capital Group, if applicable; and

                            (6)   the place or places where certificates representing shares of Liberty Capital Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

                        (B)  In the event of any conversion of shares of Liberty Capital Common Stock pursuant to paragraph (b)(vi) or (vii) of this Section A.2., not less than 15 days prior to the Capital Group Conversion Date, the Corporation will (I) announce publicly by press release that all outstanding shares of Liberty Capital Common Stock will be converted pursuant to paragraph (b)(vi) or (vii) of this Section A.2. on the Capital Group Conversion Date set forth in such press release and (II) give notice of such conversion to each holder of outstanding shares of Liberty Capital Common Stock, setting forth:

                            (1)   the Capital Group Conversion Date, which will not be more than 45 days following the Determination Date;

                            (2)   a statement that all outstanding shares of Liberty Capital Common Stock will be converted;

                            (3)   the per share number and series of shares of Liberty Entertainment Common Stock or Liberty Interactive Common Stock to be received with respect to each share of each series of Liberty Capital Common Stock; and

                            (4)   the place or places where certificates representing shares of Liberty Capital Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

                        (C)  If the Corporation obtains the Capital Group Redemption Stockholder Approval and determines to redeem shares of Liberty Capital Common Stock pursuant to paragraph (e)(i), the Corporation will, announce publicly by press release promptly following the Approval Date:

                                (I)   that the Corporation intends to redeem shares of Liberty Capital Common Stock for securities of a Distributed Capital Group Subsidiary pursuant to paragraph (e)(i) of this Section A.2.;

                                (II)  if applicable, the Capital Group Redemption Selection Date, which will not be earlier than the 10th day following the date of the press release;

                                (III) the anticipated Capital Group Redemption Date, which will not be later than the 85th Trading Day following the date of the press release; and

                                (IV) unless the Board of Directors otherwise determines, that the Corporation will not be required to register a transfer of any shares of Liberty Capital Common Stock for a period of 10 Trading Days (or such shorter period as such announcement may specify) next preceding the specified Capital Group Redemption Selection Date.

        Not less than 15 days prior to the Capital Group Redemption Date, the Corporation will give notice of such redemption to holders of Liberty Capital Common Stock whose shares are to be redeemed, setting forth:

                            (1)   the Capital Group Redemption Date;

                            (2)   the number of shares of Liberty Capital Common Stock held by such holder to be redeemed or, if applicable, stating that all outstanding shares of Liberty Capital Common Stock will be redeemed;

                            (3)   the class or series of securities of the Distributed Capital Group Subsidiary to be received with respect to each share of each series of Liberty Capital Common Stock to be redeemed and the Capital Group Outstanding Interest Fraction as of the date of such notice, if any (and if such Capital Group Outstanding Interest Fraction is less than one (1), the Entertainment Group's Fractional Interest in the Capital Group and the Interactive Group's Fractional Interest in the Capital Group, in each case, as of such date);

                            (4)   if the Board of Directors has made a Capital Group Inter-Group Redemption Election, the number of Capital Group Inter-Group Interest Subsidiary Securities attributable to each Group other than the Capital Group, and the Number of Shares Issuable to the Entertainment Group with Respect to the Capital Group Inter-Group Interest and the Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest, in each case, used in determining such number and attribution of Capital Group Inter-Group Interest Subsidiary Securities; and

                            (5)   the place or places where certificates representing shares of Liberty Capital Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

                        (D)  The Corporation will give such notice to holders of Convertible Securities convertible into or exercisable or exchangeable for Liberty Capital Common Stock as may be required by the terms of such Convertible Securities or as the Board of Directors may otherwise deem appropriate in connection with a dividend, redemption or conversion of shares of Liberty Capital Common Stock pursuant to this Section A.2., as applicable.

                        (E)  All public announcements (including any proxy materials to the extent approval of the stockholders of the Corporation is sought or required) made pursuant to clauses (A), (B) or (C) of this paragraph (e)(iv) will include such further statements, and the Corporation reserves the right to make such further public announcements, as may be required by law or the rules of the principal national securities exchange on which the Liberty Capital Common Stock is listed or as the Board of Directors may, in its discretion, deem appropriate.

                        (F)  Any notice sent to a holder of Liberty Capital Common Stock pursuant to clauses (A), (B), (C) or (D) of this paragraph (e)(iv) will be sent by first-class mail, postage prepaid to such holder's address as the same appears on the transfer books of the Corporation.

                        (G)  Neither the failure to mail any notice required by this paragraph (e)(iv) to any particular holder of Liberty Capital Common Stock nor any defect therein will affect the sufficiency thereof with respect to any other holder of outstanding shares of Liberty Capital Common Stock, or the validity of any action taken pursuant to this Certificate.

                        (H)  No adjustments in respect of dividends will be made upon the conversion or redemption of any shares of Liberty Capital Common Stock; provided, however, that, except as otherwise contemplated by paragraph (e)(ii)(E), if the Capital Group Conversion Date or the Capital Group Redemption Date with respect to any shares of Liberty Capital Common Stock will be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, but prior to the payment of such dividend or distribution, the holders of record of such shares of Liberty Capital Common Stock at the close of business on such record date will be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, notwithstanding the prior conversion or redemption of such shares.

                        (I)   Before any holder of shares of Liberty Capital Common Stock will be entitled to receive a certificate or certificates representing shares of any kind of capital stock or cash, securities or other assets to be received by such holder with respect to shares of Liberty Capital Common Stock pursuant to paragraph (b) of this Section A.2. or this paragraph (e), such holder will surrender at such place as the Corporation will specify certificates representing such shares of Liberty Capital Common Stock, properly endorsed or assigned for transfer (unless the Corporation will waive such requirement). The Corporation will as soon as practicable after such surrender of a certificate or certificates representing shares of Liberty Capital Common Stock, deliver, or cause to be delivered, at the office of the transfer agent for the shares or other securities to be delivered, to the holder for whose account shares of Liberty Capital Common Stock were so surrendered, or to the nominee or nominees of such holder, a certificate or certificates representing the number of whole shares of the kind of capital stock or cash, securities or other assets to which such Person will be entitled as aforesaid, together with any payment for fractional securities contemplated by paragraph (e)(iv)(K). If less than all of the shares of Liberty Capital Common Stock represented by any one certificate are to be redeemed or converted, the Corporation will issue and deliver a new certificate for the shares of Liberty Capital Common Stock not redeemed or converted. The Corporation will not be required to register a transfer of (I) any shares of Liberty Capital Common Stock for the period preceding any selection of shares to be redeemed or converted set forth in the applicable public announcement or notice or (II) any shares of Liberty Capital Common Stock selected for redemption or conversion. Shares selected for redemption may not thereafter be converted pursuant to paragraph (b)(i)(A) of this Section A.2.

                        (J)   From and after any applicable Capital Group Conversion Date or Capital Group Redemption Date, all rights of a holder of shares of Liberty Capital Common Stock that were converted or redeemed on such Capital Group Conversion Date or Capital Group Redemption Date, as applicable, will cease except for the right, upon surrender of a certificate or certificates representing such shares of Liberty Capital Common Stock, to receive a certificate or certificates representing shares of the kind and amount of capital stock or cash, securities (other than capital stock) or other assets for which such shares were converted or redeemed, as applicable, together with any payment for fractional securities contemplated by paragraph (e)(iv)(K) of this Section A.2. and such holder will have no other or further rights in respect of the shares of Liberty Capital Common Stock so converted or redeemed, including, but not limited to, any rights with respect to any cash, securities or other assets which are reserved or otherwise designated by the Corporation as being held for the satisfaction of the Corporation's obligations to pay or deliver any cash, securities or other assets upon the conversion, exercise or exchange of any Convertible Securities outstanding as of the date of such conversion or redemption. No holder of a certificate which immediately prior to the applicable Capital Group Conversion Date or Capital Group Redemption Date represented shares of Liberty Capital Common Stock will be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into or in exchange for which the Liberty Capital Common Stock was converted or redeemed until surrender of such holder's certificate for a certificate or certificates representing shares of such kind of capital stock. Upon such surrender, there will be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the Capital Group Conversion Date or Capital Group Redemption Date, as the case may be, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after a Capital Group Conversion Date or Capital Group Redemption Date, as the case may be, the Corporation will, however, be entitled to treat certificates representing shares of Liberty Capital Common Stock that have not yet been surrendered for conversion or redemption in accordance with clause (I) above as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock for which the shares of Liberty Capital Common Stock represented by such certificates will have been converted or redeemed in accordance with paragraph (b) of this Section A.2 or this paragraph (e), notwithstanding the failure of the holder thereof to surrender such certificates.

                        (K)  The Corporation will not be required to issue or deliver fractional shares of any class or series of capital stock or any other securities in a smaller than authorized denomination to any holder of Liberty Capital Common Stock upon any conversion, redemption, dividend or other distribution pursuant to paragraph (b) of this Section A.2 or this paragraph (e). In connection with the determination of the number of shares of any class or series of capital stock that will be issuable or the amount of other securities that will be deliverable to any holder of record of Liberty Capital Common Stock upon any such conversion, redemption, dividend or other distribution (including any fractions of shares or securities), the Corporation may aggregate the shares of Liberty Capital Common Stock held at the relevant time by such holder of record. If the aggregate number of shares of capital stock or other securities to be issued or delivered to any holder of Liberty Capital Common Stock includes a fraction, the Corporation will pay a cash adjustment in lieu of such fraction in an amount equal to the value of such fraction as of the Trading Day specified by the Board of Directors for such purpose (without interest). For purposes of the preceding sentence, "value" of any fraction will equal the amount (rounded, if necessary, to the nearest whole cent) obtained by multiplying such fraction by the Fair Value of one such share or the minimum authorized denomination of such other security as of such specified Trading Day.

                        (L)  Any deadline for effecting a dividend, redemption or conversion prescribed by this paragraph (e) may be extended if deemed necessary or appropriate, in the discretion of the Board of Directors, to enable the Corporation to comply with the U.S. federal securities laws, including the rules and regulations promulgated thereunder.

        (f)    Redemption and Other Provisions Relating to the Liberty Entertainment Common Stock.

                (i)    Redemption for Securities of one or more Entertainment Group Subsidiaries.    At any time at which a Subsidiary of the Corporation holds, directly or indirectly, assets and liabilities attributed to the Entertainment Group, the Corporation may, at its option and subject to assets of the Corporation being legally available therefor but subject (in addition to any other approval of the Corporation's stockholders (or any series thereof) required under the DGCL in respect of such redemption, if any) to the Corporation having received the Entertainment Group Redemption Stockholder Approval (and, to the extent applicable, the Capital Group Redemption Stockholder Approval and/or the Interactive Group Redemption Stockholder Approval), redeem outstanding shares of Liberty Entertainment Common Stock (such shares of Liberty Entertainment Common Stock to be redeemed, the "Entertainment Group Redemption Shares") for securities of such Subsidiary (a "Distributed Entertainment Group Subsidiary"), as provided herein. The number of Entertainment Group Redemption Shares will be determined, by the Board of Directors, by multiplying (A) the number of outstanding shares of Liberty Entertainment Common Stock as of the Entertainment Group Redemption Selection Date, by (B) the percentage of the Fair Value of the Entertainment Group that is represented by the Fair Value of the Corporation's equity interest in the Distributed Entertainment Group Subsidiary which is attributable to the Entertainment Group, in each case, as determined by the Board of Directors as of a date selected by the Board of Directors, as such percentage may be adjusted by the Board of Directors in its discretion to reflect the effects of an Entertainment Group Inter-Group Redemption Election and to take into account other things deemed relevant by the Board of Directors. The aggregate number of securities of the Distributed Entertainment Group Subsidiary to be delivered (the "Entertainment Group Distribution Subsidiary Securities") in redemption of the Entertainment Group Redemption Shares will be equal to: (A) if the Board of Directors makes an Entertainment Group Inter-Group Redemption Election as described below, the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the product of (I) the number of securities of the Distributed Entertainment Group Subsidiary owned by the Corporation and (II) the percentage of the Fair Value of the Corporation's equity interest in the Distributed Entertainment Group Subsidiary that is represented by the Fair Value of the Corporation's equity interest in the Distributed Entertainment Group Subsidiary which is attributable to the Entertainment Group (subject to adjustment to reflect the effects of an Entertainment Group Inter-Group Election) (such product, the "Distributable Entertainment Group Subsidiary Securities"), by (y) the Entertainment Group Outstanding Interest Fraction, in each case, as of the Entertainment Group Redemption Selection Date, or (B) if the Board of Directors does not make an Entertainment Group Inter-Group Redemption Election, all of the Distributable Entertainment Group Subsidiary Securities, in each case, subject to adjustment as provided below. The number of securities of the Distributed Entertainment Group Subsidiary to be delivered in redemption of each Entertainment Group Redemption Share will be equal to the amount (rounded, if necessary, to the nearest five decimal places) obtained by dividing (x) the number of Entertainment Group Distribution Subsidiary Securities, by (y) the number of Entertainment Group Redemption Shares.

        If the Entertainment Group Outstanding Interest Fraction is less than one (1) on the Entertainment Group Redemption Selection Date for any redemption pursuant to this paragraph (f)(i) and if (but only if) the Board of Directors so determines in its discretion (an "Entertainment Group Inter-Group Redemption Election"), then concurrently with the distribution of the Entertainment Group Distribution Subsidiary Securities in redemption of Entertainment Group Redemption Shares, the Corporation will attribute to the Capital Group and the Interactive Group an aggregate number of Distributable Entertainment Group Subsidiary Securities (the "Entertainment Group Inter-Group Interest Subsidiary Securities") equal to the difference between the total number of Distributable Entertainment Group Subsidiary Securities and the number of Entertainment Group Distribution Subsidiary Securities, subject to adjustment as provided below. The Entertainment Group Inter-Group Interest Subsidiary Securities will be allocated between the Capital Group and the

Interactive Group by multiplying the number of Entertainment Group Inter-Group Interest Subsidiary Securities by (x), in the case of the Capital Group, the Capital Group's Fractional Interest in the Entertainment Group as of the Entertainment Group Redemption Selection Date and, (y) in the case of the Interactive Group, the Interactive Group's Fractional Interest in the Entertainment Group as of the Entertainment Group Redemption Selection Date. If an Entertainment Group Inter-Group Redemption Election is made, then: (I) the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest will be decreased as described in subparagraph (ii)(D) of the definition of "Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest" in paragraph (j) of this Section A.2.; (II) the attribution of Entertainment Group Inter-Group Interest Subsidiary Securities to be made to the Capital Group and the Interactive Group may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of Entertainment Group Inter-Group Interest Subsidiary Securities to each such Group in accordance with the foregoing allocation; and (III) the Board of Directors may determine that the Entertainment Group Inter-Group Interest Subsidiary Securities so allocated or transferred to the Capital Group and the Interactive Group will be distributed to holders of shares of Liberty Capital Common Stock as a Share Distribution pursuant to paragraph (d)(i)(D) and to holders of shares of Liberty Interactive Common Stock as a Share Distribution pursuant to paragraph (d)(iii)(D) of this Section A.2.

        If at the time of a redemption of Liberty Entertainment Common Stock pursuant to this paragraph (f)(i), there are outstanding any Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Entertainment Common Stock that would become convertible into or exercisable or exchangeable for Distributable Entertainment Group Subsidiary Securities as a result of such redemption, and the obligation to deliver securities of such Distributed Entertainment Group Subsidiary upon exercise, exchange or conversion of such Convertible Securities is not assumed or otherwise provided for by the Distributed Entertainment Group Subsidiary, then the Board of Directors may make such adjustments as it determines to be appropriate to the number of Entertainment Group Redemption Shares, the number of Entertainment Group Distribution Subsidiary Securities and the number of Entertainment Group Inter-Group Interest Subsidiary Securities (and any related adjustment to the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest, including any adjustments to the foregoing allocation between the Capital Group and the Interactive Group) to take into account the securities of the Distributed Entertainment Group Subsidiary into which such Convertible Securities are convertible or for which such Convertible Securities are exercisable or exchangeable.

        In the event that not all outstanding shares of Liberty Entertainment Common Stock are to be redeemed in accordance with this paragraph (f)(i) for Entertainment Group Distribution Subsidiary Securities, then (1) the number of shares of each series of Liberty Entertainment Common Stock to be redeemed in accordance with this paragraph (f)(i) will be determined by multiplying the aggregate number of Entertainment Group Redemption Shares by a fraction, the numerator of which is the aggregate number of shares of such series and the denominator of which is the aggregate number of shares of all series of Liberty Entertainment Common Stock, in each case, outstanding as of the Entertainment Group Redemption Selection Date, and (2) the outstanding shares of each series of Liberty Entertainment Common Stock to be redeemed in accordance with this paragraph (f)(i) will be redeemed by the Corporation pro rata among the holders of each series of Liberty Entertainment Common Stock or by such other method as may be determined by the Board of Directors to be equitable.

        To the extent that a Distributed Entertainment Group Subsidiary to be distributed pursuant to this paragraph (f)(i) also holds, directly or indirectly, assets and liabilities attributed to one or both of the Capital Group and the Interactive Group, then (x) such Distributed Entertainment Group Subsidiary will also be deemed a Distributed Capital Group Subsidiary for purposes of paragraph (e)(i) (to the extent such Distributed Entertainment Group Subsidiary also holds assets and liabilities of the Capital

Group) and/or a Distributed Interactive Group Subsidiary for purposes of paragraph (g)(i) (to the extent such Distributed Entertainment Group Subsidiary also holds assets and liabilities of the Interactive Group) and (y) in connection with the redemption of Entertainment Group Redemption Shares pursuant to this paragraph (f)(i) the Corporation will also redeem shares of Liberty Capital Common Stock pursuant to the provisions of paragraph (e)(i) (in the event such Distributed Entertainment Group Subsidiary is also a Distributed Capital Group Subsidiary) and/or shares of Liberty Interactive Common Stock pursuant to the provisions of paragraph (g)(i) (in the event such Distributed Entertainment Group Subsidiary is also a Distributed Interactive Group Subsidiary), as applicable, subject to the Corporation obtaining the Entertainment Group Redemption Stockholder Approval and the applicable of the Capital Group Redemption Stockholder Approval and/or the Interactive Group Redemption Stockholder Approval. In connection with any such redemption of Liberty Capital Common Stock, Liberty Entertainment Common Stock and/or Liberty Interactive Common Stock, as applicable, the Board of Directors will effect such redemption in accordance with the terms of paragraphs (e)(i), (f)(i) and (g)(i), as applicable, as determined by the Board of Directors in good faith, with such changes and adjustments as the Board of Directors determines are reasonably necessary in order to effect such redemption in exchange for securities of a single Subsidiary holding the assets and liabilities of more than one Group. In effecting such redemption, the Board of Directors may determine to redeem the Capital Group Redemption Shares, the Entertainment Group Redemption Shares and/or the Interactive Group Redemption Shares, in exchange for one or more classes or series of securities of such Subsidiary, including, without limitation, for separate classes or series of securities of such Subsidiary, (I) with the holders of Capital Group Redemption Shares to receive Capital Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Capital Group held by such Subsidiary, (II) with holders of Entertainment Group Redemption Shares to receive Entertainment Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Entertainment Group held by such Subsidiary and/or (III) with holders of Interactive Group Redemption Shares to receive Interactive Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Interactive Group held by such Subsidiary, subject, in each case, to the applicable limitations on the class and series of securities of the Distributed Entertainment Group Subsidiary set forth in the last paragraph of paragraphs (e)(i), (f)(i) and (g)(i), as applicable.

        Any redemption pursuant to this paragraph (f)(i) will occur on an Entertainment Group Redemption Date set forth in a notice to holders of Liberty Entertainment Common Stock (and Convertible Securities convertible into or exercisable or exchangeable for shares of any series of Liberty Entertainment Common Stock (unless provision for notice is otherwise made pursuant to the terms of such Convertible Securities)) pursuant to paragraph (f)(iv)(C).

        In effecting a redemption of Liberty Entertainment Common Stock pursuant to this paragraph (f)(i), the Board of Directors may determine either to (x) redeem shares of each series of Liberty Entertainment Common Stock in exchange for a single class or series of securities of the Distributed Entertainment Group Subsidiary without distinction among series of Liberty Entertainment Common Stock, on an equal per share basis, (y) redeem shares of each series of Liberty Entertainment Common Stock in exchange for separate classes or series of securities of the Distributed Entertainment Group Subsidiary, on an equal per share basis, or (z) redeem shares of one or more series of Liberty Entertainment Common Stock in exchange for a separate class or series of securities of the Distributed Entertainment Group Subsidiary and, on an equal per share basis, redeem shares of all other series of Liberty Entertainment Common Stock in exchange for a different class or series of securities of the Distributed Entertainment Group Subsidiary; provided, that, in the case of clauses (y) and (z), (1) such separate classes or series do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Entertainment Common

Stock receiving securities of a class or series having the highest relative voting rights and the holders of shares of each other series of Liberty Entertainment Common Stock receiving securities of a class or series having lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Entertainment Common Stock, the Series B Liberty Entertainment Common Stock and the Series C Liberty Entertainment Common Stock, and (2) in the event the securities to be received by the holders of shares of Liberty Entertainment Common Stock other than the Series B Liberty Entertainment Common Stock in such redemption consist of different classes or series of securities, with each such class or series differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Entertainment Common Stock (other than the Series B Liberty Entertainment Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights of the class or series of securities to be received by the holders of each series of Liberty Entertainment Common Stock corresponds to the extent practicable to the relative voting rights (as compared to the other series of Liberty Entertainment Common Stock, other than the Series B Liberty Entertainment Common Stock) of such series of Liberty Entertainment Common Stock. If the Board of Directors has made an Entertainment Group Inter-Group Redemption Election, then the determination as to the classes or series of securities of the Distributed Entertainment Group Subsidiary comprising the Entertainment Group Inter-Group Interest Subsidiary Securities to be so transferred or allocated to the Interactive Group and/or the Capital Group will be made by the Board of Directors in its discretion.

                (ii)    Mandatory Dividend, Redemption or Conversion in Case of Entertainment Group Disposition.    In the event of an Entertainment Group Disposition (other than an Exempt Entertainment Group Disposition), the Corporation will, on or prior to the 85th Trading Day following the consummation of such Entertainment Group Disposition and in accordance with the applicable provisions of this Section A.2., take the actions referred to in one of clauses (A), (B), (C), (D) or (E) below, as elected by the Board of Directors:

                        (A)  Subject to the first sentence of paragraph (c)(ii) of this Section A.2. the Corporation may declare and pay a dividend payable in cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, to the holders of outstanding shares of Liberty Entertainment Common Stock, with an aggregate Fair Value (subject to adjustment as provided below) equal to the Entertainment Group Allocable Net Proceeds of such Entertainment Group Disposition as of the record date for determining the holders entitled to receive such dividend, as the same may be determined by the Board of Directors, with such dividend to be paid in accordance with the applicable provisions of paragraph (c)(ii) and (d)(ii) of this Section A.2.; or

                        (B)  Provided that there are assets of the Corporation legally available therefor and the Entertainment Group Available Dividend Amount would have been sufficient to pay a dividend pursuant to clause (A) of this paragraph (f)(ii) in lieu of effecting the redemption provided for in this clause (B), then:

                                (I)   if such Entertainment Group Disposition involves all (not merely substantially all) of the assets of the Entertainment Group, the Corporation may redeem all outstanding shares of each series of Liberty Entertainment Common Stock for cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, with an aggregate Fair Value (subject to adjustment as provided below) equal to the Entertainment Group Allocable Net Proceeds of such Entertainment Group Disposition as of the Entertainment Group Redemption Date, as determined by the Board of Directors, such aggregate amount to be allocated among the shares of all series of Liberty

Entertainment Common Stock outstanding as of the Entertainment Group Redemption Date on an equal per share basis (subject to the provisions of this paragraph (f)(ii)); or

                                (II)  if such Entertainment Group Disposition involves substantially all (but not all) of the assets of the Entertainment Group, the Corporation may apply an aggregate amount (subject to adjustment as provided below) of cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, with a Fair Value equal to the Entertainment Group Allocable Net Proceeds of such Entertainment Group Disposition as of the Entertainment Group Redemption Selection Date (the "Entertainment Group Redemption Amount") to the redemption of outstanding shares of each series of Liberty Entertainment Common Stock, such Entertainment Group Redemption Amount to be allocated (subject to the provisions of this paragraph (f)(ii)) to the redemption of shares of each series of Liberty Entertainment Common Stock in the ratio of (x) the number of shares of such series outstanding as of the Entertainment Group Redemption Selection Date to (y) the aggregate number of shares of all series of Liberty Entertainment Common Stock outstanding as of such date, and the number of shares of each such series to be redeemed will equal the lesser of (1) the number of shares of such series outstanding as of the Entertainment Group Redemption Selection Date and (2) the whole number nearest the number obtained by dividing the aggregate amount so allocated to the redemption of such series by the Average Market Value of the Liberty Entertainment Reference Share over the period of 10 consecutive Trading Days beginning on the 16th Trading Day following the consummation of such Entertainment Group Disposition; provided that, if following the foregoing allocation there remains any amount of the Entertainment Group Redemption Amount which is not being applied to the redemption of shares of a series of Liberty Entertainment Common Stock, then such excess amount will be allocated to the redemption of shares of each series of Liberty Entertainment Common Stock that, following the initial allocation referred to above, would have shares outstanding and not redeemed, with the number of outstanding and not redeemed shares to be redeemed from each such series to be calculated in accordance with clauses (1) and (2) of the immediately preceding sentence based upon such excess amount of the Entertainment Group Redemption Amount. The outstanding shares of a series of Liberty Entertainment Common Stock to be redeemed will be selected on a pro rata basis among the holders of such series or by such other method as the Board of Directors may determine to be equitable; or

                        (C)  The Corporation may convert each outstanding share of Series A Liberty Entertainment Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Capital Common Stock, each outstanding share of Series B Liberty Entertainment Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Capital Common Stock, and each outstanding share of Series C Liberty Entertainment Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Capital Common Stock, in each case, equal to 110% of the average daily ratio (calculated to the nearest five decimal places) of (I) the Average Market Value of the Liberty Entertainment Reference Share over the period of 10 consecutive Trading Days beginning on the 16th Trading Day following the consummation of such Entertainment Group Disposition, to (II) the Average Market Value of the Liberty Capital Reference Share over the same 10-Trading Day period; or

                        (D)  The Corporation may convert each outstanding share of Series A Liberty Entertainment Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Interactive Common Stock, each outstanding share of Series B Liberty Entertainment Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Interactive Common Stock, and each outstanding share of Series C Liberty Entertainment Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Interactive Common Stock, in each case, equal to 110% of the average daily ratio (calculated to the nearest five decimal places) of (I) the Average Market Value of the Liberty Entertainment Reference Share over the period of 10 consecutive Trading Days beginning on the 16th Trading Day following the consummation of such Entertainment Group Disposition, to (II) the Average Market Value of the Liberty Interactive Reference Share over the same 10-Trading Day period; or

                        (E)  The Corporation may combine the conversion of a portion of the outstanding shares of Liberty Entertainment Common Stock into Liberty Capital Common Stock or Liberty Interactive Common Stock as contemplated by clauses (C) and (D) of this paragraph (f)(ii) with the payment of a dividend on or the redemption of shares of Liberty Entertainment Common Stock as described below, subject to the limitations specified in clause (A) (in the case of a dividend) or clause (B) (in the case of a redemption) of this paragraph (f)(ii) (including the limitations specified in other paragraphs of this Certificate referred to therein). In the event the Board of Directors elects the option described in this clause (E), the portion of the outstanding shares of Liberty Entertainment Common Stock to be converted into fully paid and non-assessable shares of Liberty Capital Common Stock or Liberty Interactive Common Stock, as applicable, will be determined by the Board of Directors and will be so converted at the conversion rate determined in accordance with clause (C) or clause (D) above, as applicable, and the Corporation will either (x) pay a dividend to the holders of record of all of the remaining shares of Liberty Entertainment Common Stock outstanding, with such dividend to be paid in accordance with the applicable provisions of paragraphs (c)(ii) and (d)(ii) of this Section A.2., or (y) redeem all or a portion of such remaining shares of Liberty Entertainment Common Stock. The aggregate amount of such dividend, in the case of a dividend, or the portion of the Entertainment Group Allocable Net Proceeds to be applied to such redemption, in the case of a redemption, will be equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (I) an amount equal to the Entertainment Group Allocable Net Proceeds of such Entertainment Group Disposition as of, in the case of a dividend, the record date for determining the holders of Liberty Entertainment Common Stock entitled to receive such dividend and, in the case of a redemption, the Entertainment Group Redemption Selection Date (in the case of a partial redemption) or the Entertainment Group Redemption Date (in the case of a full redemption), in each case, before giving effect to the conversion of shares of Liberty Entertainment Common Stock in connection with such Entertainment Group Disposition in accordance with this clause (E) and any related adjustment to the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest, by (II) one minus a fraction, the numerator of which will be the number of shares of Liberty Entertainment Common Stock to be converted into shares of Liberty Capital Common Stock or Liberty Interactive Common Stock, as applicable, in accordance with this clause (E) and the denominator of which will be the aggregate number of shares of Liberty Entertainment Common Stock outstanding as of the record date, Entertainment Group Redemption Selection Date or Entertainment Group Redemption Date used for purposes of clause (I) of this sentence. In the event of a redemption concurrently with or following any such partial conversion of shares of Liberty Entertainment Common Stock, if the Entertainment Group Disposition was of all (not merely substantially all) of the assets of the Entertainment Group, then all remaining outstanding shares of Liberty Entertainment Common Stock will be redeemed for cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, with an aggregate Fair Value equal to the portion of the Entertainment Group Allocable Net Proceeds to be applied to such redemption determined in accordance with this clause (E), such aggregate amount to be allocated among all such shares to be redeemed on an equal per share basis (subject to the provisions of this paragraph (f)(ii)). In the event of a redemption concurrently with or following any such partial conversion of shares of Liberty Entertainment Common Stock, if the Entertainment Group Disposition was of substantially all (but not all) of the assets of the Entertainment Group, then the number of shares of each series of Liberty Entertainment Common Stock to be redeemed will be determined in accordance with clause (B)(II) of this paragraph (f)(ii), substituting for the Entertainment Group Redemption Amount referred to therein the portion of the Entertainment Group Allocable Net Proceeds to be applied to such redemption as determined in accordance with this clause (E), and such shares will be redeemed for cash, securities (other than Common Stock) or other assets, or any combination thereof, with an aggregate Fair Value equal to such portion of the Entertainment Group Allocable Net Proceeds and allocated among all such shares to be redeemed on an equal per share basis (subject to the provisions of this paragraph (f)(ii)). The aggregate number of shares of Liberty Entertainment Common Stock to be converted in any partial conversion in accordance with this clause (E) will be allocated among the series of Liberty Entertainment Common Stock in the ratio of the number of shares of each such series outstanding to the aggregate number of shares of all series of Liberty Entertainment Common Stock outstanding as of the Entertainment Group Conversion Selection Date, and the shares of each such series to be converted will be selected on a pro rata basis or by such other method as the Board of Directors may determine to be equitable. In the case of a redemption, the allocation of the cash, securities (other than shares of Common Stock) and/or other assets to be paid in redemption and, in the case of a partial redemption, the selection of shares to be redeemed will be made in the manner contemplated by clause (B) of this paragraph (f)(ii).

        For purposes of this paragraph (f)(ii):

                            (1)   as of any date, "substantially all of the assets of the Entertainment Group" means a portion of such assets that represents at least 80% of the then-Fair Value of the assets of the Entertainment Group as of such date;

                            (2)   in the case of a Entertainment Group Disposition of assets in a series of related transactions, such Entertainment Group Disposition will not be deemed to have been consummated until the consummation of the last of such transactions;

                            (3)   if the Board of Directors seeks the approval of the holders of Liberty Entertainment Voting Securities entitled to vote thereon to qualify an Entertainment Group Disposition as an Exempt Entertainment Group Disposition and such approval is not obtained, the date on which such approval fails to be obtained will be treated as the date on which such Entertainment Group Disposition was consummated for purposes of making the determinations and taking the actions prescribed by this paragraph (f)(ii) and paragraph (f)(iv), and no subsequent vote may be taken to qualify such Entertainment Group Disposition as an Exempt Entertainment Group Disposition;

                            (4)   in the event of a redemption of a portion of the outstanding shares of Liberty Entertainment Common Stock pursuant to clause (B)(II) or (E) of this paragraph (f)(ii) at a time when the Entertainment Group Outstanding Interest Fraction is less than one, if the Board of Directors so elects (an "Entertainment Group Inter-Group Partial Redemption Election"), in its discretion, the Corporation will attribute to the Capital Group and the Interactive Group concurrently with such redemption an aggregate amount (the "Entertainment Group Inter-Group Redemption Amount") of cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, subject to adjustment as described below, with an aggregate Fair Value equal to the difference between (x) the Entertainment Group Net Proceeds and (y) the portion of the Entertainment Group Allocable Net Proceeds applied to such redemption as determined in accordance with clause (B)(II) or clause (E) of this paragraph (f)(ii). If the Board of Directors makes such election, the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest will be decreased in the manner described in subparagraph (ii)(E) of the definition of "Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest" in paragraph (j) of this Section A.2. The Entertainment Group Inter-Group Redemption Amount will be attributed between the Capital Group and the Interactive Group based upon the Capital Group's Fractional Interest in the Entertainment Group as of the Entertainment Group Redemption Selection Date and the Interactive Group's Fractional Interest in the Entertainment Group as of the Entertainment Group Redemption Selection Date and may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of cash, securities and/or other assets;

                            (5)   if at the time of a Entertainment Group Disposition subject to this paragraph (f)(ii), there are outstanding any Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Entertainment Common Stock that would give the holders thereof the right to receive any consideration related to such Entertainment Group Disposition upon conversion, exercise or exchange or otherwise, or would adjust to give the holders equivalent economic rights, as a result of any dividend, redemption or other action taken by the Corporation with respect to the Liberty Entertainment Common Stock pursuant to this paragraph (f)(ii), then the Board of Directors may make such adjustments to (x) the amount of consideration to be issued or delivered as contemplated by this paragraph (f)(ii) as a dividend on or in redemption or conversion of shares of Liberty Entertainment Common Stock and/or, if applicable, (y) the Entertainment Group Inter-Group Redemption Amount and the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest as it deems appropriate to take into account the Liberty Entertainment Common Stock into which such Convertible Securities are convertible or for which such Convertible Securities are exercisable or exchangeable;

                            (6)   the Corporation may pay the dividend or redemption price referred to in clause (A), (B) or (E) of this paragraph (f)(ii) payable to the holders of Liberty Entertainment Common Stock in cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, that the Board of Directors determines and which has an aggregate Fair Value of not less than the amount allocated to such dividend or redemption pursuant to the applicable of clauses (A), (B) or (E) of this paragraph (f)(ii), regardless of the form or nature of the proceeds received by the Corporation from the Entertainment Group Disposition; and

                            (7)   if all or any portion of the redemption price referred to in clause (B) or (E) of this paragraph (f)(ii) payable to the holders of Liberty Entertainment Common Stock is paid in the form of securities of an issuer other than the Corporation, the Board of Directors may determine to pay the redemption price, so payable in securities, in the form of (x) identical securities, on an equal per share basis, to holders of each series of Liberty Entertainment Common Stock, (y) separate classes or series of securities, on an equal per share basis, to the holders of each series of Liberty Entertainment Common Stock or (z) a separate class or series of securities to the holders of one or more series of Liberty Entertainment Common Stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Liberty Entertainment Common Stock; provided, that, in the case of clauses (y) and (z), (1) such separate classes or series do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Entertainment Common Stock receiving securities of a class or series having the highest relative voting rights and the holders of shares of each other series of Liberty Entertainment Common Stock receiving securities of a class or series having lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Entertainment Common Stock, the Series B Liberty Entertainment Common Stock and the Series C Liberty Entertainment Common Stock and (2) in the event the securities to be received by the holders of shares of Liberty Entertainment Common Stock other than the Series B Liberty Entertainment Common Stock consist of different classes or series of securities, with each such class or series differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Entertainment Common Stock (other than the Series B Liberty Entertainment Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights of the class or series of securities to be received by the holders of each series of Liberty Entertainment Common Stock corresponds to the extent practicable to the relative voting rights (as compared to the other series of

Liberty Entertainment Common Stock, other than the Series B Liberty Entertainment Common Stock) of such series of Liberty Entertainment Common Stock.

                (iii)    Certain Provisions Respecting Convertible Securities.    Unless the provisions of any Convertible Securities that are or become convertible into or exercisable or exchangeable for shares of any series of Liberty Entertainment Common Stock provide specifically to the contrary, or the instrument, plan or agreement evidencing such Convertible Securities or pursuant to which the same were issued grants to the Board of Directors the discretion to approve or authorize any adjustment or adjustments to the conversion, exercise or exchange provisions of such Convertible Securities so as to obtain a result different from that which would otherwise occur pursuant to this paragraph (f)(iii), and the Board of Directors so approves or authorizes such adjustment or adjustments, after any Entertainment Group Conversion Date or Entertainment Group Redemption Date on which all outstanding shares of Liberty Entertainment Common Stock were converted or redeemed, any share of Liberty Entertainment Common Stock that is issued on conversion, exercise or exchange of any such Convertible Security will, immediately upon issuance and without any notice or any other action on the part of the Corporation or its Board of Directors or the holder of such share of Liberty Entertainment Common Stock, be redeemed in exchange for, to the extent assets of the Corporation are legally available therefor, the amount of $.01 per share in cash.

        (iv)  General.

                        (A)  Not later than the 10th Trading Day following the consummation of an Entertainment Group Disposition referred to in paragraph (f)(ii) of this Section A.2., the Corporation will announce publicly by press release (x) the Entertainment Group Net Proceeds of such Entertainment Group Disposition, (y) whether the Entertainment Group Disposition qualifies as an Exempt Entertainment Group Disposition, and (z) if it does not so qualify at the time of such announcement (including in the event the Board of Directors had not sought stockholder approval to qualify such Entertainment Group Disposition as an Exempt Entertainment Group Disposition in connection with any required stockholder approval obtained by the Corporation, if applicable), whether the Board of Directors will seek the approval of the holders of Liberty Entertainment Voting Securities entitled to vote thereon to qualify such Entertainment Group Disposition as an Exempt Entertainment Group Disposition. Not later than the 30th Trading Day (and in the event a 10 Trading Day valuation period is required in connection with the action selected by the Board of Directors pursuant to clause (I) of this paragraph (f)(iv)(A), not earlier than the 26th Trading Day) following the consummation of such Entertainment Group Disposition, the Corporation will announce publicly by press release (to the extent applicable):

                                (I)   which of the actions specified in clauses (A), (B), (C), (D) or (E) of paragraph (f)(ii) of this Section A.2. the Corporation has irrevocably determined to take;

                                (II)  as applicable, the record date for determining holders entitled to receive any dividend to be paid pursuant to clause (A) or (E) of paragraph (f)(ii), the Entertainment Group Redemption Selection Date for the redemption of shares of Liberty Entertainment Common Stock pursuant to clause (B)(II) or (E) of paragraph (f)(ii) or the Entertainment Group Conversion Selection Date for the partial conversion of shares of Liberty Entertainment Common Stock pursuant to clause (E) of paragraph (f)(ii), which record date, Entertainment Group Redemption Selection Date or Entertainment Group Conversion Selection Date will not be earlier than the 10th day following the date of such public announcement;

                                (III) the anticipated dividend payment date, Entertainment Group Redemption Date and/or Entertainment Group Conversion Date, which in each case, will not be more than 85 Trading Days following such Entertainment Group Disposition; and

                                (IV) unless the Board of Directors otherwise determines, that the Corporation will not be required to register a transfer of any shares of Liberty Entertainment Common Stock for a period of 10 Trading Days (or such shorter period as such announcement may specify) next preceding the specified Entertainment Group Redemption Selection Date or Entertainment Group Conversion Selection Date.

        If the Corporation determines to undertake a redemption of shares of Liberty Entertainment Common Stock, in whole or in part, pursuant to clause (B) or (E) of paragraph (f)(ii) of this Section A.2., or a conversion of shares of Liberty Entertainment Common Stock, in whole or in part, pursuant to clause (C), (D) or (E) of paragraph (f)(ii), the Corporation will give notice of such redemption or conversion, not less than 15 days prior to the Entertainment Group Redemption Date or Entertainment Group Conversion Date, as applicable, to holders of Liberty Entertainment Common Stock whose shares are to be redeemed or converted, setting forth, as applicable:

                            (1)   the Entertainment Group Redemption Date or Entertainment Group Conversion Date;

                            (2)   the number of shares of Liberty Entertainment Common Stock held by such holder to be redeemed or converted or, if applicable, stating that all outstanding shares of Liberty Entertainment Common Stock will be redeemed or converted and, if shares of Liberty Entertainment Common Stock are to be converted, whether such shares will be converted into Liberty Capital Common Stock or Liberty Interactive Common Stock, and the series thereof issuable to the holders of each series of Liberty Entertainment Common Stock;

                            (3)   in the case of a redemption or a conversion, in each case, in whole or in part, of outstanding shares of Liberty Entertainment Common Stock, the kind and amount of per share consideration to be received with respect to each share of Liberty Entertainment Common Stock to be redeemed or converted and the Entertainment Group Outstanding Interest Fraction as of the date of such notice (and if such Entertainment Group Outstanding Interest Fraction is less than one (1), the Capital Group's Fractional Interest in the Entertainment Group and the Interactive Group's Fractional Interest in the Entertainment Group, in each case, as of such date);

                            (4)   with respect to a partial redemption under clause (B)(II) or (E) of paragraph (f)(ii), if the Board of Directors has made an Entertainment Group Inter-Group Partial Redemption Election, the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest, the Capital Group's Fractional Interest in the Entertainment Group and the Interactive Group's Fractional Interest in the Entertainment Group, in each case, as of the Entertainment Group Redemption Selection Date and the portion of the Entertainment Group Inter-Group Redemption Amount attributable to each Group other than the Entertainment Group;

                            (5)   with respect to a dividend under clause (A) or (E) of paragraph (f)(ii), the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest, the Capital Group's Fractional Interest in the Entertainment Group and the Interactive Group's Fractional Interest in the Entertainment Group, in each case, as of the record date for the dividend and the portion of the Entertainment Group Inter-Group Dividend Amount attributable to each Group other than the Entertainment Group, if applicable; and

                            (6)   the place or places where certificates representing shares of Liberty Entertainment Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

                        (B)  In the event of any conversion of shares of Liberty Entertainment Common Stock pursuant to paragraph (b)(iv) or (v) of this Section A.2., not less than 15 days prior to the Entertainment Group Conversion Date, the Corporation will (I) announce publicly by press release that all outstanding shares of Liberty Entertainment Common Stock will be converted pursuant to paragraph (b)(iv) or (v) of this Section A.2. on the Entertainment Group Conversion Date set forth in such press release and (II) give notice of such conversion to each holder of outstanding shares of Liberty Entertainment Common Stock, setting forth:

                            (1)   the Entertainment Group Conversion Date, which will not be more than 45 days following the Determination Date;

                            (2)   a statement that all outstanding shares of Liberty Entertainment Common Stock will be converted;

                            (3)   the per share number and series of shares of Liberty Capital Common Stock or Liberty Interactive Common Stock to be received with respect to each share of each series of Liberty Entertainment Common Stock; and

                            (4)   the place or places where certificates representing shares of Liberty Entertainment Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

                        (C)  If the Corporation obtains the Entertainment Group Redemption Stockholder Approval and determines to redeem shares of Liberty Entertainment Common Stock pursuant to paragraph (f)(i), the Corporation will, announce publicly by press release promptly following the Approval Date:

                                (I)   that the Corporation intends to redeem shares of Liberty Entertainment Common Stock for securities of a Distributed Entertainment Group Subsidiary pursuant to paragraph (f)(i) of this Section A.2.;

                                (II)  if applicable, the Entertainment Group Redemption Selection Date, which will not be earlier than the 10th day following the date of the press release;

                                (III) the anticipated Entertainment Group Redemption Date, which will not be later than the 85th Trading Day following the date of the press release; and

                                (IV) unless the Board of Directors otherwise determines, that the Corporation will not be required to register a transfer of any shares of Liberty Entertainment Common Stock for a period of 10 Trading Days (or such shorter period as such announcement may specify) next preceding the specified Entertainment Group Redemption Selection Date.

        Not less than 15 days prior to the Entertainment Group Redemption Date, the Corporation will give notice of such redemption to holders of Liberty Entertainment Common Stock whose shares are to be redeemed, setting forth:

                            (1)   the Entertainment Group Redemption Date;

                            (2)   the number of shares of Liberty Entertainment Common Stock held by such holder to be redeemed or, if applicable, stating that all outstanding shares of Liberty Entertainment Common Stock will be redeemed;

                            (3)   the class or series of securities of the Distributed Entertainment Group Subsidiary to be received with respect to each share of each series of Liberty Entertainment Common Stock to be redeemed and the Entertainment Group Outstanding Interest Fraction as of the date of such notice, if any (and if such Entertainment Group Outstanding Interest Fraction is less than one (1), the Capital Group's Fractional Interest in the Entertainment Group and the Interactive Group's Fractional Interest in the Entertainment Group, in each case, as of such date);

                            (4)   if the Board of Directors has made an Entertainment Group Inter-Group Redemption Election, the number of Entertainment Group Inter-Group Interest Subsidiary Securities attributable to each Group other than the Entertainment Group, and the Number of Shares Issuable to the Capital Group with Respect to the Entertainment Group Inter-Group Interest and the Number of Shares Issuable to the Interactive Group with Respect to the Entertainment Group Inter-Group Interest, in each case, used in determining such number and attribution of Entertainment Group Inter-Group Interest Subsidiary Securities; and

                            (5)   the place or places where certificates representing shares of Liberty Entertainment Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

                        (D)  The Corporation will give such notice to holders of Convertible Securities convertible into or exercisable or exchangeable for Liberty Entertainment Common Stock as may be required by the terms of such Convertible Securities or as the Board of Directors may otherwise deem appropriate in connection with a dividend, redemption or conversion of shares of Liberty Entertainment Common Stock pursuant to this Section A.2., as applicable.

                        (E)  All public announcements (including any proxy materials to the extent approval of the stockholders of the Corporation is sought or required) made pursuant to clauses (A), (B) or (C) of this paragraph (f)(iv) will include such further statements, and the Corporation reserves the right to make such further public announcements, as may be required by law or the rules of the principal national securities exchange on which the Liberty Entertainment Common Stock is listed or as the Board of Directors may, in its discretion, deem appropriate.

                        (F)  Any notice sent to a holder of Liberty Entertainment Common Stock pursuant to clauses (A), (B), (C) or (D) of this paragraph (f)(iv) will be sent by first-class mail, postage prepaid to such holder's address as the same appears on the transfer books of the Corporation.

                        (G)  Neither the failure to mail any notice required by this paragraph (f)(iv) to any particular holder of Liberty Entertainment Common Stock nor any defect therein will affect the sufficiency thereof with respect to any other holder of outstanding shares of Liberty Entertainment Common Stock, or the validity of any action taken pursuant to this Certificate.

                        (H)  No adjustments in respect of dividends will be made upon the conversion or redemption of any shares of Liberty Entertainment Common Stock; provided, however, that, except as otherwise contemplated by paragraph (f)(ii)(E), if the Entertainment Group Conversion Date or the Entertainment Group Redemption Date with respect to any shares of Liberty Entertainment Common Stock will be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, but prior to the payment of such dividend or distribution, the holders of record of such shares of Liberty Entertainment Common Stock at the close of business on such record date will be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, notwithstanding the prior conversion or redemption of such shares.

                        (I)   Before any holder of shares of Liberty Entertainment Common Stock will be entitled to receive a certificate or certificates representing shares of any kind of capital stock or cash, securities or other assets to be received by such holder with respect to shares of Liberty Entertainment Common Stock pursuant to paragraph (b) of this Section A.2. or this paragraph (f), such holder will surrender at such place as the Corporation will specify certificates representing such shares of Liberty Entertainment Common Stock, properly endorsed or assigned for transfer (unless the Corporation will waive such requirement). The Corporation will as soon as practicable after such surrender of a certificate or certificates representing shares of Liberty Entertainment Common Stock, deliver, or cause to be delivered, at the office of the transfer agent for the shares or other securities to be delivered, to the holder for whose account shares of Liberty Entertainment Common Stock were so surrendered, or to the nominee or nominees of such holder, a certificate or certificates representing the number of whole shares of the kind of capital stock or cash, securities or other assets to which such Person will be entitled as aforesaid, together with any payment for fractional securities contemplated by paragraph (f)(iv)(K). If less than all of the shares of Liberty Entertainment Common Stock represented by any one certificate are to be redeemed or converted, the Corporation will issue and deliver a new certificate for the shares of Liberty Entertainment Common Stock not redeemed or converted. The Corporation will not be required to register a transfer of (I) any shares of Liberty Entertainment Common Stock for the period preceding any selection of shares to be redeemed or converted set forth in the applicable public announcement or notice or (II) any shares of Liberty Entertainment Common Stock selected for redemption or conversion. Shares selected for redemption may not thereafter be converted pursuant to paragraph (b)(i)(B) of this Section A.2.

                        (J)   From and after any applicable Entertainment Group Conversion Date or Entertainment Group Redemption Date, all rights of a holder of shares of Liberty Entertainment Common Stock that were converted or redeemed on such Entertainment Group Conversion Date or Entertainment Group Redemption Date, as applicable, will cease except for the right, upon surrender of a certificate or certificates representing such shares of Liberty Entertainment Common Stock, to receive a certificate or certificates representing shares of the kind and amount of capital stock or cash, securities (other than capital stock) or other assets for which such shares were converted or redeemed, as applicable, together with any payment for fractional securities contemplated by paragraph (f)(iv)(K) of this Section A.2. and such holder will have no other or further rights in respect of the shares of Liberty Entertainment Common Stock so converted or redeemed, including, but not limited to, any rights with respect to any cash, securities or other assets which are reserved or otherwise designated by the Corporation as being held for the satisfaction of the Corporation's obligations to pay or deliver any cash, securities or other assets upon the conversion, exercise or exchange of any Convertible Securities outstanding as of the date of such conversion or redemption. No holder of a certificate which immediately prior to the applicable Entertainment Group Conversion Date or Entertainment Group Redemption Date represented shares of Liberty Entertainment Common Stock will be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into or in exchange for which the Liberty Entertainment Common Stock was converted or redeemed until surrender of such holder's certificate for a certificate or certificates representing shares of such kind of capital stock. Upon such surrender, there will be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the Entertainment Group Conversion Date or Entertainment Group Redemption Date, as the case may be, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after an Entertainment Group Conversion Date or Entertainment Group Redemption Date, as the case may be, the Corporation will, however, be entitled to treat certificates representing shares of Liberty Entertainment Common Stock that have not yet been surrendered for conversion or redemption in accordance with clause (I) above as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock for which the shares of Liberty Entertainment Common Stock represented by such certificates will have been converted or redeemed in accordance with paragraph (b) of this Section A.2 or this paragraph (f), notwithstanding the failure of the holder thereof to surrender such certificates.

                        (K)  The Corporation will not be required to issue or deliver fractional shares of any class or series of capital stock or any other securities in a smaller than authorized denomination to any holder of Liberty Entertainment Common Stock upon any conversion, redemption, dividend or other distribution pursuant to paragraph (b) of this Section A.2. or this paragraph (f). In connection with the determination of the number of shares of any class or series of capital stock that will be issuable or the amount of other securities that will be deliverable to any holder of record of Liberty Entertainment

Common Stock upon any such conversion, redemption, dividend or other distribution (including any fractions of shares or securities), the Corporation may aggregate the shares of Liberty Entertainment Common Stock held at the relevant time by such holder of record. If the aggregate number of shares of capital stock or other securities to be issued or delivered to any holder of Liberty Entertainment Common Stock includes a fraction, the Corporation will pay a cash adjustment in lieu of such fraction in an amount equal to the value of such fraction as of the Trading Day specified by the Board of Directors for such purpose (without interest). For purposes of the preceding sentence, "value" of any fraction will equal the amount (rounded, if necessary, to the nearest whole cent) obtained by multiplying such fraction by the Fair Value of one such share or the minimum authorized denomination of such other security as of such specified Trading Day.

                        (L)  Any deadline for effecting a dividend, redemption or conversion prescribed by this paragraph (f) may be extended if deemed necessary or appropriate, in the discretion of the Board of Directors, to enable the Corporation to comply with the U.S. federal securities laws, including the rules and regulations promulgated thereunder.

        (g)   Redemption and Other Provisions Relating to the Liberty Interactive Common Stock.

                (i)    Redemption for Securities of one or more Interactive Group Subsidiaries.    At any time at which a Subsidiary of the Corporation holds, directly or indirectly, assets and liabilities attributed to the Interactive Group, the Corporation may, at its option and subject to assets of the Corporation being legally available therefor, but subject (in addition to any other approval of the Corporation's stockholders (or any series thereof) required under the DGCL in respect of such redemption, if any) to the Corporation having received the Interactive Group Redemption Stockholder Approval (and, to the extent applicable, the Capital Group Redemption Stockholder Approval and/or the Entertainment Group Redemption Stockholder Approval), redeem outstanding shares of Liberty Interactive Common Stock (such shares of Liberty Interactive Common Stock to be redeemed, the "Interactive Group Redemption Shares") for securities of such Subsidiary (a "Distributed Interactive Group Subsidiary"), as provided herein. The number of Interactive Group Redemption Shares will be determined, by the Board of Directors, by multiplying (A) the number of outstanding shares of Liberty Interactive Common Stock as of the Interactive Group Redemption Selection Date, by (B) the percentage of the Fair Value of the Interactive Group that is represented by the Fair Value of the Corporation's equity interest in the Distributed Interactive Group Subsidiary which is attributable to the Interactive Group, in each case, as determined by the Board of Directors as of a date selected by the Board of Directors, as such percentage may be adjusted by the Board of Directors in its discretion to reflect the effects of an Interactive Group Inter-Group Redemption Election and to take into account other things deemed relevant by the Board of Directors. The aggregate number of securities of the Distributed Interactive Group Subsidiary to be delivered (the "Interactive Group Distribution Subsidiary Securities") in redemption of the Interactive Group Redemption Shares will be equal to: (A) if the Board of Directors makes an Interactive Group Inter-Group Redemption Election as described below, the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the product of (I) the number of securities of the Distributed Interactive Group Subsidiary owned by the Corporation and (II) the percentage of the Fair Value of the Corporation's equity interest in the Distributed Interactive Group Subsidiary that is represented by the Fair Value of the Corporation's equity interest in the Distributed Interactive Group Subsidiary which is attributable to the Interactive Group (subject to adjustment to reflect the effects of an Interactive Group Inter-Group Redemption Election) (such product, the "Distributable Interactive Group Subsidiary Securities"), by (y) the Interactive Group Outstanding Interest Fraction, in each case, as of the Interactive Group Redemption Selection Date, or (B) if the Board of Directors does not make an Interactive Group Inter-Group Redemption Election, all of the Distributable Interactive Group Subsidiary Securities, in each case, subject to adjustment as provided below. The number of securities of the Distributed Interactive Group Subsidiary to be delivered in redemption of each Interactive Group Redemption Share will be equal to the amount

(rounded, if necessary, to the nearest five decimal places) obtained by dividing (x) the number of Interactive Group Distribution Subsidiary Securities, by (y) the number of Interactive Group Redemption Shares.

        If the Interactive Group Outstanding Interest Fraction is less than one (1) on the Interactive Group Redemption Selection Date for any redemption pursuant to this paragraph (g)(i) and if (but only if) the Board of Directors so determines in its discretion (an "Interactive Group Inter-Group Redemption Election"), then concurrently with the distribution of the Interactive Group Distribution Subsidiary Securities in redemption of Interactive Group Redemption Shares, the Corporation will attribute to the Capital Group and the Entertainment Group an aggregate number of Distributable Interactive Group Subsidiary Securities (the "Interactive Group Inter-Group Interest Subsidiary Securities") equal to the difference between the total number of Distributable Interactive Group Subsidiary Securities and the number of Interactive Group Distribution Subsidiary Securities, subject to adjustment as provided below. The Interactive Group Inter-Group Interest Subsidiary Securities will be allocated between the Capital Group and the Entertainment Group by multiplying the number of Interactive Group Inter- Group Interest Subsidiary Securities by (x), in the case of the Capital Group, the Capital Group's Fractional Interest in the Interactive Group as of the Interactive Group Redemption Selection Date and, (y) in the case of the Entertainment Group, the Entertainment Group's Fractional Interest in the Interactive Group as of the Interactive Group Redemption Selection Date. If an Interactive Group Inter-Group Redemption Election is made, then: (I) the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest will be decreased in the manner described in subparagraph (ii)(D) of the definition of "Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest" in paragraph (j) of this Section A.2.; (II) the attribution of Interactive Group Inter-Group Interest Subsidiary Securities to be made to the Capital Group and the Entertainment Group may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of Interactive Group Inter-Group Interest Subsidiary Securities to each such Group in accordance with the foregoing allocation; and (III) the Board of Directors may determine that the Interactive Group Inter-Group Interest Subsidiary Securities so allocated or transferred to the Capital Group and the Entertainment Group will be distributed to holders of shares of Liberty Capital Common Stock as a Share Distribution pursuant to paragraph (d)(i)(D) and to holders of shares of Liberty Entertainment Common Stock as a Share Distribution pursuant to paragraph (d)(ii)(D) of this Section A.2.

        If at the time of a redemption of Liberty Interactive Common Stock pursuant to this paragraph (g)(i), there are outstanding any Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Interactive Common Stock that would become convertible into or exercisable or exchangeable for Distributable Interactive Group Subsidiary Securities as a result of such redemption, and the obligation to deliver securities of such Distributed Interactive Group Subsidiary upon exercise, exchange or conversion of such Convertible Securities is not assumed or otherwise provided for by the Distributed Interactive Group Subsidiary, then the Board of Directors may make such adjustments as it determines to be appropriate to the number of Interactive Group Redemption Shares, the number of Interactive Group Distribution Subsidiary Securities and the number of Interactive Group Inter-Group Interest Subsidiary Securities (and any related adjustment to the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest, including any adjustments to the foregoing allocation between the Capital Group and the Entertainment Group) to take into account the securities of the Distributed Interactive Group Subsidiary into which such Convertible Securities are convertible or for which such Convertible Securities are exercisable or exchangeable.

        In the event that not all outstanding shares of Liberty Interactive Common Stock are to be redeemed in accordance with this paragraph (g)(i) for Interactive Group Distribution Subsidiary Securities, then (1) the number of shares of each series of Liberty Interactive Common Stock to be redeemed in accordance with this paragraph (g)(i) will be determined by multiplying the aggregate number of Interactive Group Redemption Shares by a fraction, the numerator of which is the aggregate number of shares of such series and the denominator of which is the aggregate number of shares of all series of Liberty Interactive Common Stock, in each case, outstanding as of the Interactive Group Redemption Selection Date, and (2) the outstanding shares of each series of Liberty Interactive Common Stock to be redeemed in accordance with this paragraph (g)(i) will be redeemed by the Corporation pro rata among the holders of each series of Liberty Interactive Common Stock or by such other method as may be determined by the Board of Directors to be equitable.

        To the extent that a Distributed Interactive Group Subsidiary to be distributed pursuant to this paragraph (g)(i) also holds, directly or indirectly, assets and liabilities attributed to one or both of the Capital Group and the Entertainment Group, then (x) such Distributed Interactive Group Subsidiary will also be deemed a Distributed Capital Group Subsidiary for purposes of paragraph (e)(i) (to the extent such Distributed Interactive Group Subsidiary also holds assets and liabilities of the Capital Group) and/or a Distributed Entertainment Group Subsidiary for purposes of paragraph (f)(i) (to the extent such Distributed Interactive Group Subsidiary also holds assets and liabilities of the Entertainment Group) and (y) in connection with the redemption of Interactive Group Redemption Shares pursuant to this paragraph (g)(i) the Corporation will also redeem shares of Liberty Capital Common Stock pursuant to the provisions of paragraph (e)(i) (in the event such Distributed Interactive Group Subsidiary is also a Distributed Capital Group Subsidiary) and/or shares of Liberty Entertainment Common Stock pursuant to the provisions of paragraph (f)(i) (in the event such Distributed Interactive Group Subsidiary is also a Distributed Entertainment Group Subsidiary), as applicable, subject to the Corporation obtaining the Interactive Group Redemption Stockholder Approval and the applicable of the Capital Group Redemption Stockholder Approval and/or the Entertainment Group Redemption Stockholder Approval. In connection with any such redemption of Liberty Capital Common Stock, Liberty Entertainment Common Stock and/or Liberty Interactive Common Stock, as applicable, the Board of Directors will effect such redemption in accordance with the terms of paragraphs (e)(i), (f)(i) and (g)(i), as applicable, as determined by the Board of Directors in good faith, with such changes and adjustments as the Board of Directors determines are reasonably necessary in order to effect such redemption in exchange for securities of a single Subsidiary holding the assets and liabilities of more than one Group. In effecting such redemption, the Board of Directors may determine to redeem the Capital Group Redemption Shares, the Entertainment Group Redemption Shares and/or the Interactive Group Redemption Shares, in exchange for one or more classes or series of securities of such Subsidiary, including, without limitation, for separate classes or series of securities of such Subsidiary, (I) with the holders of Capital Group Redemption Shares to receive Capital Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Capital Group held by such Subsidiary, (II) with holders of Entertainment Group Redemption Shares to receive Entertainment Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Entertainment Group held by such Subsidiary and/or (III) with holders of Interactive Group Redemption Shares to receive Interactive Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Interactive Group held by such Subsidiary, subject, in each case, to the applicable limitations on the class and series of securities of the Distributed Interactive Group Subsidiary set forth in the last paragraph of paragraphs (e)(i), (f)(i) and (g)(i), as applicable.

        Any redemption pursuant to this paragraph (g)(i) will occur on an Interactive Group Redemption Date set forth in a notice to holders of Liberty Interactive Common Stock (and Convertible Securities convertible into or exercisable or exchangeable for shares of any series of Liberty Interactive Common Stock (unless provision for notice is otherwise made pursuant to the terms of such Convertible Securities)) pursuant to paragraph (g)(iv)(C).

        In effecting a redemption of Liberty Interactive Common Stock pursuant to this paragraph (g)(i), the Board of Directors may determine either to (x) redeem shares of each series of Liberty Interactive Common Stock in exchange for a single class or series of securities of the Distributed Interactive Group Subsidiary without distinction among series of Liberty Interactive Common Stock, on an equal per share basis, (y) redeem shares of each series of Liberty Interactive Common Stock in exchange for separate classes or series of securities of the Distributed Interactive Group Subsidiary, on an equal per share basis, or (z) redeem shares of one or more series of Liberty Interactive Common Stock in exchange for a separate class or series of securities of the Distributed Interactive Group Subsidiary and, on an equal per share basis, redeem shares of all other series of Liberty Interactive Common Stock in exchange for a different class or series of securities of the Distributed Interactive Group Subsidiary; provided, that, in the case of clauses (y) and (z), (1) such separate classes or series do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Interactive Common Stock receiving securities of a class or series having the highest relative voting rights and the holders of shares of each other series of Liberty Interactive Common Stock receiving securities of a class or series having lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Interactive Common Stock, the Series B Liberty Interactive Common Stock and the Series C Liberty Interactive Common Stock, and (2) in the event the securities to be received by the holders of shares of Liberty Interactive Common Stock other than the Series B Liberty Interactive Common Stock in such redemption consist of different classes or series of securities, with each such class or series differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Interactive Common Stock (other than the Series B Liberty Interactive Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights of the class or series of securities to be received by the holders of each series of Liberty Interactive Common Stock corresponds to the extent practicable to the relative voting rights (as compared to the other series of Liberty Interactive Common Stock, other than the Series B Liberty Interactive Common Stock) of such series of Liberty Interactive Common Stock. If the Board of Directors has made an Interactive Group Inter-Group Redemption Election, then the determination as to the classes or series of securities of the Distributed Interactive Group Subsidiary comprising the Interactive Group Inter-Group Interest Subsidiary Securities to be so transferred or allocated to the Capital Group and/or the Entertainment Group will be made by the Board of Directors in its discretion.

                (ii)    Mandatory Dividend, Redemption or Conversion in Case of Interactive Group Disposition.    In the event of an Interactive Group Disposition (other than an Exempt Interactive Group Disposition), the Corporation will, on or prior to the 85th Trading Day following the consummation of such Interactive Group Disposition and in accordance with the applicable provisions of this Section A.2., take the actions referred to in one of clauses (A), (B), (C), (D) or (E) below, as elected by the Board of Directors:

                        (A)  Subject to the first sentence of paragraph (c)(iii) of this Section A.2. the Corporation may declare and pay a dividend payable in cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, to the holders of outstanding shares of Liberty Interactive Common Stock, with an aggregate Fair Value (subject to adjustment as provided below) equal to the Interactive Group Allocable Net Proceeds of such Interactive Group Disposition as of the record date for determining the holders entitled to receive such dividend, as the same may be determined by the Board of Directors, with such dividend to be paid in accordance with the applicable provisions of paragraph (c)(iii) and (d)(iii) of this Section A.2.; or

                        (B)  Provided that there are assets of the Corporation legally available therefor and the Interactive Group Available Dividend Amount would have been sufficient to pay a dividend pursuant to clause (A) of this paragraph (g)(ii) in lieu of effecting the redemption provided for in this clause (B), then:

                                (I)   if such Interactive Group Disposition involves all (not merely substantially all) of the assets of the Interactive Group, the Corporation may redeem all outstanding shares of each series of Liberty Interactive Common Stock for cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, with an aggregate Fair Value (subject to adjustment as provided below) equal to the Interactive Group Allocable Net Proceeds of such Interactive Group Disposition as of the Interactive Group Redemption Date, as determined by the Board of Directors, such aggregate amount to be allocated among the shares of all series of Liberty Interactive Common Stock outstanding as of the Interactive Group Redemption Date on an equal per share basis (subject to the provisions of this paragraph (g)(ii)); or

                                (II)  if such Interactive Group Disposition involves substantially all (but not all) of the assets of the Interactive Group, the Corporation may apply an aggregate amount (subject to adjustment as provided below) of cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, with a Fair Value equal to the Interactive Group Allocable Net Proceeds of such Interactive Group Disposition as of the Interactive Group Redemption Selection Date (the "Interactive Group Redemption Amount") to the redemption of outstanding shares of each series of Liberty Interactive Common Stock, such Interactive Group Redemption Amount to be allocated (subject to the provisions of this paragraph (g)(ii)) to the redemption of shares of each series of Liberty Interactive Common Stock in the ratio of (x) the number of shares of such series outstanding as of the Interactive Group Redemption Selection Date to (y) the aggregate number of shares of all series of Liberty Interactive Common Stock outstanding as of such date, and the number of shares of each such series to be redeemed will equal the lesser of (1) the number of shares of such series outstanding as of the Interactive Group Redemption Selection Date and (2) the whole number nearest the number obtained by dividing the aggregate amount so allocated to the redemption of such series by the Average Market Value of the Liberty Interactive Reference Share over the period of 10 consecutive Trading Days beginning on the 16th Trading Day following the consummation of such Interactive Group Disposition; provided that, if following the foregoing allocation there remains any amount of the Interactive Group Redemption Amount which is not being applied to the redemption of shares of a series of Liberty Interactive Common Stock, then such excess amount will be allocated to the redemption of shares of each series of Liberty Interactive Common Stock that, following the initial allocation referred to above, would have shares outstanding and not redeemed, with the number of outstanding and not redeemed shares to be redeemed from each such series to be calculated in accordance with clauses (1) and (2) of the immediately preceding sentence based upon such excess amount of the Interactive Group Redemption Amount. The outstanding shares of a series of Liberty Interactive Common Stock to be redeemed will be selected on a pro rata basis among the holders of such series or by such other method as the Board of Directors may determine to be equitable; or

                        (C)  The Corporation may convert each outstanding share of Series A Liberty Interactive Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Capital Common Stock, each outstanding share of Series B Liberty Interactive Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Capital Common Stock, and each outstanding share of Series C Liberty Interactive Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Capital Common Stock, in each case, equal to 110% of the average daily ratio (calculated to the nearest five decimal places) of (I) the Average Market Value of the Liberty Interactive Reference Share over the period of 10 consecutive Trading Days beginning on the 16th Trading Day following the consummation of such Interactive Group Disposition, to (II) the Average Market Value of the Liberty Capital Reference Share over the same 10-Trading Day period; or

                        (D)  The Corporation may convert each outstanding share of Series A Liberty Interactive Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series A Liberty Entertainment Common Stock, each outstanding share of Series B Liberty Interactive Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series B Liberty Entertainment Common Stock, and each outstanding share of Series C Liberty Interactive Common Stock into a number (or fraction) of fully paid and non-assessable shares of Series C Liberty Entertainment Common Stock, in each case, equal to 110% of the average daily ratio (calculated to the nearest five decimal places) of (I) the Average Market Value of the Liberty Interactive Reference Share over the period of 10 consecutive Trading Days beginning on the 16th Trading Day following the consummation of such Capital Group Disposition, to (II) the Average Market Value of the Liberty Entertainment Reference Share over the same 10-Trading Day period; or

                        (E)  The Corporation may combine the conversion of a portion of the outstanding shares of Liberty Interactive Common Stock into Liberty Capital Common Stock or Liberty Entertainment Common Stock as contemplated by clauses (C) and (D) of this paragraph (g)(ii) with the payment of a dividend on or the redemption of shares of Liberty Interactive Common Stock as described below, subject to the limitations specified in clause (A) (in the case of a dividend) or clause (B) (in the case of a redemption) of this paragraph (g)(ii) (including the limitations specified in other paragraphs of this Certificate referred to therein). In the event the Board of Directors elects the option described in this clause (E), the portion of the outstanding shares of Liberty Interactive Common Stock to be converted into fully paid and non-assessable shares of Liberty Capital Common Stock or Liberty Entertainment Common Stock, as applicable, will be determined by the Board of Directors and will be so converted at the conversion rate determined in accordance with clause (C) or clause (D) above, as applicable, and the Corporation will either (x) pay a dividend to the holders of record of all of the remaining shares of Liberty Interactive Common Stock outstanding, with such dividend to be paid in accordance with the applicable provisions of paragraphs (c)(iii) and (d)(iii) of this Section A.2., or (y) redeem all or a portion of such remaining shares of Liberty Interactive Common Stock. The aggregate amount of such dividend, in the case of a dividend, or the portion of the Interactive Group Allocable Net Proceeds to be applied to such redemption, in the case of a redemption, will be equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (I) an amount equal to the Interactive Group Allocable Net Proceeds of such Interactive Group Disposition as of, in the case of a dividend, the record date for determining the holders of Liberty Interactive Common Stock entitled to receive such dividend and, in the case of a redemption, the Interactive Group Redemption Selection Date (in the case of a partial redemption) or the Interactive Group Redemption Date (in the case of a full redemption), in each case, before giving effect to the conversion of shares of Liberty Interactive Common Stock in connection with such Interactive Group Disposition in accordance with this clause (E) and any related adjustment to the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest, by (II) one minus a fraction, the numerator of which will be the number of shares of Liberty Interactive Common Stock to be converted into shares of Liberty Capital Common Stock or Liberty Entertainment Common Stock, as applicable, in accordance with this clause (E) and the denominator of which will be the aggregate number of shares of Liberty Interactive Common Stock outstanding as of the record date, Interactive Group Redemption Selection Date or Interactive Group Redemption Date used for purposes of clause (I) of this sentence. In the event of a redemption concurrently with or following any such partial conversion of shares of Liberty Interactive Common Stock, if the Interactive Group Disposition was of all (not merely substantially all) of the assets of the Interactive Group, then all remaining outstanding shares of Liberty Interactive Common Stock will be redeemed for cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, with an aggregate Fair Value equal to the portion of the Interactive Group Allocable Net Proceeds to be applied to such redemption determined in accordance with this clause (E), such aggregate amount to be allocated among all such shares to be redeemed on an equal per share basis (subject to the provisions of this paragraph (g)(ii)). In the event of a redemption concurrently with or following any such partial conversion of shares of Liberty Interactive Common Stock, if the Interactive Group Disposition was of substantially all (but not all) of the assets of the Interactive Group, then the number of shares of each series of Liberty Interactive Common Stock to be redeemed will be determined in accordance with clause (B)(II) of this paragraph (g)(ii), substituting for the Interactive Group Redemption Amount referred to therein the portion of the Interactive Group Allocable Net Proceeds to be applied to such redemption as determined in accordance with this clause (E), and such shares will be redeemed for cash, securities (other than Common Stock) or other assets, or any combination thereof, with an aggregate Fair Value equal to such portion of the Interactive Group Allocable Net Proceeds and allocated among all such shares redeemed on an equal per share basis (subject to the provisions of this paragraph (g)(ii)). The aggregate number of shares of Liberty Interactive Common Stock to be converted in any partial conversion in accordance with this clause (E) will be allocated among the series of Liberty Interactive Common Stock in the ratio of the number of shares of each such series outstanding to the aggregate number of shares of all series of Liberty Interactive Common Stock outstanding as of the Interactive Group Conversion Selection Date, and the shares of each such series to be converted will be selected on a pro rata basis or by such other method as the Board of Directors may determine to be equitable. In the case of a redemption, the allocation of the cash, securities and/or other assets to be paid in redemption and, in the case of a partial redemption, the selection of shares to be redeemed will be made in the manner contemplated by clause (B) of this paragraph (g)(ii).

        For purposes of this paragraph (g)(ii):

                            (1)   as of any date, "substantially all of the assets of the Interactive Group" means a portion of such assets that represents at least 80% of the then-Fair Value of the assets of the Interactive Group as of such date;

                            (2)   in the case of an Interactive Group Disposition of assets in a series of related transactions, such Interactive Group Disposition will not be deemed to have been consummated until the consummation of the last of such transactions;

                            (3)   if the Board of Directors seeks the approval of the holders of Liberty Interactive Voting Securities entitled to vote thereon to qualify an Interactive Group Disposition as an Exempt Interactive Group Disposition and such approval is not obtained, the date on which such approval fails to be obtained will be treated as the date on which such Interactive Group Disposition was consummated for purposes of making the determinations and taking the actions prescribed by this paragraph (g)(ii) and paragraph (g)(iv), and no subsequent vote may be taken to qualify such Interactive Group Disposition as an Exempt Interactive Group Disposition;

                            (4)   in the event of a redemption of a portion of the outstanding shares of Liberty Interactive Common Stock pursuant to clause (B)(II) or (E) of this paragraph (g)(ii) at a time when the Interactive Group Outstanding Interest Fraction is less than one, if the Board of Directors so elects (an "Interactive Group Inter-Group Partial Redemption Election"), in its discretion, the Corporation will attribute to the Capital Group and the Entertainment Group concurrently with such redemption an aggregate amount (the "Interactive Group Inter-Group Redemption Amount") of cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, subject to adjustment as described below, with an aggregate Fair Value equal to the difference between (x) the Interactive Group Net Proceeds and (y) the portion of the Interactive Group Allocable Net Proceeds applied to such redemption as determined in accordance with clause (B)(II) or clause (E) of this paragraph (g)(ii). If the Board of Directors makes such election, the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest will be decreased in the manner described in subparagraph (ii)(E) of the definition of "Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest" in paragraph (j) of this Section A.2. The Interactive Group Inter-Group Redemption Amount will be attributed between the Capital Group and the Entertainment Group based upon the Capital Group's Fractional Interest in the Interactive Group as of the Interactive Group Redemption Selection Date and the Entertainment Group's Fractional Interest in the Interactive Group as of the Interactive Group Redemption Selection Date and may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of cash, securities and/or other assets;

                            (5)   if at the time of an Interactive Group Disposition subject to this paragraph (g)(ii), there are outstanding any Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Interactive Common Stock that would give the holders thereof the right to receive any consideration related to such Interactive Group Disposition upon conversion, exercise or exchange or otherwise, or would adjust to give the holders equivalent economic rights, as a result of any dividend, redemption or other action taken by the Corporation with respect to the Liberty Interactive Common Stock pursuant to this paragraph (g)(ii), then the Board of Directors may make such adjustments to (x) the amount of consideration to be issued or delivered as contemplated by this paragraph (g)(ii) as a dividend on or in redemption or conversion of shares of Liberty Interactive Common Stock and/or, if applicable, (y) the Interactive Group Inter-Group Redemption Amount and the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest as it deems appropriate to take into account the Liberty Interactive Common Stock into which such Convertible Securities are convertible or for which such Convertible Securities are exercisable or exchangeable;

                            (6)   the Corporation may pay the dividend or redemption price referred to in clause (A), (B) or (E) of this paragraph (g)(ii) payable to the holders of Liberty Interactive Common Stock in cash, securities (other than shares of Common Stock) or other assets, or any combination thereof, that the Board of Directors determines and which has an aggregate Fair Value of not less than the amount allocated to such dividend or redemption pursuant to the applicable of clauses (A), (B) or (E) of this paragraph (g)(ii), regardless of the form or nature of the proceeds received by the Corporation from the Interactive Group Disposition; and

                            (7)   if all or any portion of the redemption price referred to in clause (B) or (E) of this paragraph (g)(ii) payable to the holders of Liberty Interactive Common Stock is paid in the form of securities of an issuer other than the Corporation, the Board of Directors may determine to pay the redemption price, so payable in securities, in the form of (x) identical securities, on an equal per share basis, to holders of each series of Liberty Interactive Common Stock, (y) separate classes or series of securities, on an equal per share basis, to the holders of each series of Liberty Interactive Common Stock or (z) a separate class or series of securities to the holders of one or more series of Liberty Interactive Common Stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Liberty Interactive Common Stock; provided, that, in the case of clauses (y) and (z), (1) such separate classes or series do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Interactive Common Stock receiving securities of a class or series having the highest relative voting rights and the holders of shares of each other series of Liberty Interactive Common Stock receiving securities of a class or series having lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Interactive Common Stock, the Series B Liberty Interactive Common Stock and the Series C Liberty Interactive Common Stock and (2) in the event the securities to be received by the holders of shares of Liberty Interactive Common Stock other than the Series B Liberty Interactive Common Stock consist of different classes or series of securities, with each such class or series differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Interactive Common Stock (other than the Series B Liberty Interactive Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights of the class or series of securities to be received by the holders of each series of Liberty Interactive Common Stock corresponds to the extent practicable to the relative voting rights (as compared to the other series of Liberty Interactive Common Stock, other than the Series B Liberty Interactive Common Stock) of such series of Liberty Interactive Common Stock.

                (iii)    Certain Provisions Respecting Convertible Securities.    Unless the provisions of any Convertible Securities that are or become convertible into or exercisable or exchangeable for shares of any series of Liberty Interactive Common Stock provide specifically to the contrary, or the instrument, plan or agreement evidencing such Convertible Securities or pursuant to which the same were issued grants to the Board of Directors the discretion to approve or authorize any adjustment or adjustments to the conversion, exercise or exchange provisions of such Convertible Securities so as to obtain a result different from that which would otherwise occur pursuant to this paragraph (g)(iii), and the Board of Directors so approves or authorizes such adjustment or adjustments, after any Interactive Group Conversion Date or Interactive Group Redemption Date on which all outstanding shares of Liberty Interactive Common Stock were converted or redeemed, any share of Liberty Interactive Common Stock that is issued on conversion, exercise or exchange of any such Convertible Security will, immediately upon issuance and without any notice or any other action on the part of the Corporation or its Board of Directors or the holder of such share of Liberty Interactive Common Stock, be redeemed in exchange for, to the extent assets of the Corporation are legally available therefor, the amount of $.01 per share in cash.

                (iv)  General.

                        (A)  Not later than the 10th Trading Day following the consummation of an Interactive Group Disposition referred to in paragraph (g)(ii) of this Section A.2., the Corporation will announce publicly by press release (x) the Interactive Group Net Proceeds of such Interactive Group Disposition, (y) whether the Interactive Group Disposition qualifies as an Exempt Interactive Group Disposition, and (z) if it does not so qualify at the time of the announcement (including in the event the Board of Directors had not sought stockholder approval to qualify such Interactive Group Disposition as an Exempt Interactive Group Disposition in connection with any required stockholder approval obtained by the Corporation, if applicable), whether the Board of Directors will seek the approval of the holders of Liberty Interactive Voting Securities entitled to vote thereon to qualify such Interactive Group Disposition as an Exempt Interactive Group Disposition. Not later than the 30th Trading Day (and in the event a 10 Trading Day valuation period is required in connection with the action selected by the Board of Directors pursuant to clause (I) of this paragraph (g)(iv)(A), not earlier than the 26th Trading Day) following the consummation of such Interactive Group Disposition, the Corporation will announce publicly by press release (to the extent applicable):

                                (I)   which of the actions specified in clauses (A), (B), (C), (D) or (E) of paragraph (g)(ii) of this Section A.2. the Corporation has irrevocably determined to take;

                                (II)  as applicable, the record date for determining holders entitled to receive any dividend to be paid pursuant to clause (A) or (E) of paragraph (g)(ii), the Interactive Group Redemption Selection Date for the redemption of shares of Liberty Interactive Common Stock pursuant to clause (B)(II) or (E) of paragraph (g)(ii) or the Interactive Group Conversion Selection Date for the partial conversion of shares of Liberty Interactive Common Stock pursuant to clause (E) of paragraph (g)(ii), which record date, Interactive Group Redemption Selection Date or Interactive Group Conversion Selection Date will not be earlier than the 10th day following the date of such public announcement;

                                (III) the anticipated dividend payment date, Interactive Group Redemption Date and/or Interactive Group Conversion Date, which in each case, will not be more than 85 Trading Days following such Interactive Group Disposition; and

                                (IV) unless the Board of Directors otherwise determines, that the Corporation will not be required to register a transfer of any shares of Liberty Interactive Common Stock for a period of 10 Trading Days (or such shorter period as such announcement may specify) next preceding the specified Interactive Group Redemption Selection Date or Interactive Group Conversion Selection Date.

        If the Corporation determines to undertake a redemption of shares of Liberty Interactive Common Stock, in whole or in part, pursuant to clause (B) or (E) of paragraph (g)(ii) of this Section A.2., or a conversion of shares of Liberty Interactive Common Stock, in whole or in part, pursuant to clause (C), (D) or (E) of paragraph (g)(ii), the Corporation will give notice of such redemption or conversion, not less than 15 days prior to the Interactive Group Redemption Date or Interactive Group Conversion Date, as applicable, to holders of Liberty Interactive Common Stock whose shares are to be redeemed or converted, setting forth, as applicable:

                            (1)   the Interactive Group Redemption Date or Interactive Group Conversion Date;

                            (2)   the number of shares of Liberty Interactive Common Stock held by such holder to be redeemed or converted or, if applicable, stating that all outstanding shares of Liberty Interactive Common Stock will be redeemed or converted and, if shares of Liberty Interactive Common Stock are to be converted, whether such shares will be converted into Liberty Capital Common Stock or Liberty Entertainment Common Stock, and the series thereof issuable to the holders of each series of Liberty Interactive Common Stock;

                            (3)   in the case of a redemption or a conversion, in each case, in whole or in part, of outstanding shares of Liberty Interactive Common Stock, the kind and amount of per share consideration to be received with respect to each share of Liberty Interactive Common Stock to be redeemed or converted and the Interactive Group Outstanding Interest Fraction as of the date of such notice (and if such Interactive Group Outstanding Interest Fraction is less than one (1), the Capital Group's Fractional Interest in the Interactive Group and the Entertainment Group's Fractional Interest in the Interactive Group, in each case, as of such date);

                            (4)   with respect to a partial redemption under clause (B)(II) or (E) of paragraph (g)(ii), if the Board of Directors has made an Interactive Group Inter-Group Partial Redemption Election, the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest, the Capital Group's Fractional Interest in the Interactive Group and the Entertainment Group's Fractional Interest in the Interactive Group, in each case, as of the Interactive Group Redemption Selection Date and the portion of the Interactive Group Inter-Group Redemption Amount attributable to each Group other than the Interactive Group;

                            (5)   with respect to a dividend under clause (A) or (E) of paragraph (g)(ii), the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest, the Capital Group's Fractional Interest in the Interactive Group and the Entertainment Group's Fractional Interest in the Interactive Group, in each case, as of the record date for the dividend and the portion of the Interactive Group Inter-Group Dividend Amount attributable to each Group other than the Interactive Group, if applicable;

                            (6)   the place or places where certificates representing shares of Liberty Interactive Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

                        (B)  In the event of any conversion of shares of Liberty Interactive Common Stock pursuant to paragraph (b)(ii) or (iii) of this Section A.2., not less than 15 days prior to the Interactive Group Conversion Date, the Corporation will (I) announce publicly by press release that all outstanding shares of Liberty Interactive Common Stock will be converted pursuant to paragraph (b)(ii) or (iii) of this Section A.2. on the Interactive Group Conversion Date set forth in such press release and (II) give notice of such conversion to each holder of outstanding shares of Liberty Interactive Common Stock, setting forth:

                            (1)   the Interactive Group Conversion Date, which will not be more than 45 days following the Determination Date;

                            (2)   a statement that all outstanding shares of Liberty Interactive Common Stock will be converted;

                            (3)   the per share number and series of shares of Liberty Capital Common Stock or Liberty Entertainment Common Stock to be received with respect to each share of each series of Liberty Interactive Common Stock; and

                            (4)   the place or places where certificates representing shares of Liberty Interactive Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

                        (C)  If the Corporation obtains the Interactive Group Redemption Stockholder Approval and determines to redeem shares of Liberty Interactive Common Stock pursuant to paragraph (g)(i), the Corporation will, announce publicly by press release promptly following the Approval Date:

                                (I)   that the Corporation intends to redeem shares of Liberty Interactive Common Stock for securities of a Distributed Interactive Group Subsidiary pursuant to paragraph (g)(i) of this Section A.2.;

                                (II)  if applicable, the Interactive Group Redemption Selection Date, which will not be earlier than the 10th day following the date of the press release;

                                (III) the anticipated Interactive Group Redemption Date, which will not be later than the 85th Trading Day following the date of the press release; and

                                (IV) unless the Board of Directors otherwise determines, that the Corporation will not be required to register a transfer of any shares of Liberty Interactive Common Stock for a period of 10 Trading Days (or such shorter period as such announcement may specify) next preceding the specified Interactive Group Redemption Selection Date.

        Not less than 15 days prior to the Interactive Group Redemption Date, the Corporation will give notice of such redemption to holders of Liberty Interactive Common Stock whose shares are to be redeemed, setting forth:

                            (1)   the Interactive Group Redemption Date;

                            (2)   the number of shares of Liberty Interactive Common Stock held by such holder to be redeemed or, if applicable, stating that all outstanding shares of Liberty Interactive Common Stock will be redeemed;

                            (3)   the class or series of securities of the Distributed Interactive Group Subsidiary to be received with respect to each share of each series of Liberty Interactive Common Stock to be redeemed and the Interactive Group Outstanding Interest Fraction as of the date of such notice, if any (and if such Interactive Group Outstanding Interest Fraction is less than one (1), the Capital Group's Fractional Interest in the Interactive Group and the Entertainment Group's Fractional Interest in the Interactive Group, in each case, as of such date);

                            (4)   if the Board of Directors has made an Interactive Group Inter-Group Redemption Election, the number of Interactive Group Inter-Group Interest Subsidiary Securities attributable to each Group other than the Interactive Group, and the Number of Shares Issuable to the Capital Group with Respect to the Interactive Group Inter-Group Interest and the Number of Shares Issuable to the Entertainment Group with Respect to the Interactive Group Inter-Group Interest, in each case, used in determining such number and attribution of Interactive Group Inter-Group Interest Subsidiary Securities; and

                            (5)   the place or places where certificates representing shares of Liberty Interactive Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

                        (D)  The Corporation will give such notice to holders of Convertible Securities convertible into or exercisable or exchangeable for Liberty Interactive Common Stock as may be required by the terms of such Convertible Securities or as the Board of Directors may otherwise deem appropriate in connection with a dividend, redemption or conversion of shares of Liberty Interactive Common Stock pursuant to this Section A.2., as applicable.

                        (E)  All public announcements (including any proxy materials to the extent approval of the stockholders of the Corporation is sought or required) made pursuant to clauses (A), (B) or (C) of this paragraph (g)(iv) will include such further statements, and the Corporation reserves the right to make such further public announcements, as may be required by law or the rules of the principal national securities exchange on which the Liberty Interactive Common Stock is listed or as the Board of Directors may, in its discretion, deem appropriate.

                        (F)  Any notice sent to a holder of Liberty Interactive Common Stock pursuant to clauses (A), (B), (C) or (D) of this paragraph (g)(iv) will be sent by first-class mail, postage prepaid to such holder's address as the same appears on the transfer books of the Corporation.

                        (G)  Neither the failure to mail any notice required by this paragraph (g)(iv) to any particular holder of Liberty Interactive Common Stock nor any defect therein will affect the sufficiency thereof with respect to any other holder of outstanding shares of Liberty Interactive Common Stock, or the validity of any action taken pursuant to this Certificate.

                        (H)  No adjustments in respect of dividends will be made upon the conversion or redemption of any shares of Liberty Interactive Common Stock; provided, however, that, except as otherwise contemplated by paragraph (g)(ii)(E), if the Interactive Group Conversion Date or the Interactive Group Redemption Date with respect to any shares of Liberty Interactive Common Stock will be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, but prior to the payment of such dividend or distribution, the holders of record of such shares of Liberty Interactive Common Stock at the close of business on such record date will be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, notwithstanding the prior conversion or redemption of such shares.

                        (I)   Before any holder of shares of Liberty Interactive Common Stock will be entitled to receive a certificate or certificates representing shares of any kind of capital stock or cash, securities (other than capital stock) or other assets to be received by such holder with respect to shares of Liberty Interactive Common Stock pursuant to paragraph (b) of this Section A.2. or pursuant to this paragraph (g), such holder will surrender at such place as the Corporation will specify certificates representing such shares of Liberty Interactive Common Stock, properly endorsed or assigned for transfer (unless the Corporation will waive such requirement). The Corporation will as soon as practicable after such surrender of certificates representing shares of Liberty Interactive Common Stock, deliver, or cause to be delivered, at the office of the transfer agent for the shares or other securities to be delivered, to the holder for whose account shares of Liberty Interactive Common Stock were so surrendered, or to the nominee or nominees of such holder, a certificate or certificates representing the number of whole shares of the kind of capital stock or cash, securities (other than capital stock) or other assets to which such Person will be entitled as aforesaid, together with any payment for fractional securities contemplated by paragraph (g)(iv)(K). If less than all of the shares of

Liberty Interactive Common Stock represented by any one certificate are to be redeemed or converted, the Corporation will issue and deliver a new certificate for the shares of Liberty Interactive Common Stock not redeemed or converted. The Corporation will not be required to register a transfer of (I) any shares of Liberty Interactive Common Stock for the period preceding any selection of shares to be redeemed or converted set forth in the applicable public announcement or notice or (II) any shares of Liberty Interactive Common Stock selected for redemption or conversion. Shares selected for redemption may not thereafter be converted pursuant to paragraph (b)(i)(C) of this Section A.2.

                        (J)   From and after any applicable Interactive Group Conversion Date or Interactive Group Redemption Date, all rights of a holder of shares of Liberty Interactive Common Stock that were converted or redeemed on such Interactive Group Conversion Date or Interactive Group Redemption Date, as applicable, will cease except for the right, upon surrender of a certificate or certificates representing such shares of Liberty Interactive Common Stock, to receive a certificate or certificates representing shares of the kind and amount of capital stock or cash, securities (other than capital stock) or other assets for which such shares were converted or redeemed, as applicable, together with any payment for fractional securities contemplated by paragraph (g)(iv)(K) of this Section A.2. and such holder will have no other or further rights in respect of the shares of Liberty Interactive Common Stock so converted or redeemed, including, but not limited to, any rights with respect to any cash, securities or other assets which are reserved or otherwise designated by the Corporation as being held for the satisfaction of the Corporation's obligations to pay or deliver any cash, securities or other assets upon the conversion, exercise or exchange of any Convertible Securities outstanding as of the date of such conversion or redemption. No holder of a certificate which immediately prior to the applicable Interactive Group Conversion Date or Interactive Group Redemption Date represented shares of Liberty Interactive Common Stock will be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into or in exchange for which the Liberty Interactive Common Stock was converted or redeemed until surrender of such holder's certificate for a certificate or certificates representing shares of such kind of capital stock. Upon such surrender, there will be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the Interactive Group Conversion Date or Interactive Group Redemption Date, as the case may be, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after an Interactive Group Conversion Date or Interactive Group Redemption Date, as the case may be, the Corporation will, however, be entitled to treat certificates representing shares of Liberty Interactive Common Stock that have not yet been surrendered for conversion or redemption in accordance with clause (I) above as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock for which the shares of Liberty Interactive Common Stock represented by such certificates will have been converted or redeemed in accordance with paragraph (b) of this Section A.2 or this paragraph (g), notwithstanding the failure of the holder thereof to surrender such certificates.

                        (K)  The Corporation will not be required to issue or deliver fractional shares of any class or series of capital stock or any other securities in a smaller than authorized denomination to any holder of Liberty Interactive Common Stock upon any conversion, redemption, dividend or other distribution pursuant to paragraph (b) of this Section A.2. or this paragraph (g). In connection with the determination of the number of shares of any class or series of capital stock that will be issuable or the amount of other securities that will be deliverable to any holder of record of Liberty Interactive Common Stock upon any such conversion, redemption, dividend or other distribution (including any fractions of shares or securities), the Corporation may aggregate the shares of Liberty Interactive Common Stock held at the relevant time by such holder of record. If the aggregate number of shares of capital stock or other securities to be issued or delivered to any holder of Liberty Interactive Common Stock includes a fraction, the Corporation will pay a cash adjustment in lieu of such fraction in an amount equal to the value of such fraction as of the Trading Day specified by the Board of

Directors for such purposes (without interest). For purposes of the preceding sentence, "value" of any fraction will equal the amount (rounded, if necessary, to the nearest whole cent) obtained by multiplying such fraction by the Fair Value of one such share or the minimum authorized denomination of such other security as of such specified Trading Day.

                        (L)  Any deadline for effecting a dividend, redemption or conversion prescribed by this paragraph (g) may be extended if deemed necessary or appropriate, in the discretion of the Board of Directors, to enable the Corporation to comply with the U.S. federal securities laws, including the rules and regulations promulgated thereunder.

        (h)   Liquidation and Dissolution.

                (i)    General.    In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of the Corporation and subject to the prior payment in full of the preferential amounts to which any series of Preferred Stock is entitled, the holders of shares of Liberty Capital Common Stock, the holders of shares of Liberty Entertainment Common Stock and the holders of shares of Liberty Interactive Common Stock will be entitled to receive their proportionate interests in the assets of the Corporation remaining for distribution to holders of Common Stock (regardless of the Group to which such assets are then attributed) in proportion to the respective number of liquidation units per share of Liberty Capital Common Stock, Liberty Entertainment Common Stock and Liberty Interactive Common Stock.

        Neither the consolidation or merger of the Corporation with or into any other Person or Persons nor the sale, transfer or lease of all or substantially all of the assets of the Corporation will itself be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph (h).

                (ii)    Liquidation Units.    The liquidation units per share of each series of Common Stock will be as follows:

                        (A)  each share of Liberty Capital Common Stock will have a number of liquidation units (including a fraction of one liquidation unit) equal to the quotient (rounded to the nearest five decimal places) of:

CVWAP (EVWAP*4) + (CVWAP)
Where:
CVWAP	=
The average of the daily volume weighted average prices of the Series A Liberty Capital Common Stock over the 20-Trading Day period beginning on (and including) the first Trading Day following the Effective Date (such 20-Trading Day period, the "Liquidation Unit Determination Period")
EVWAP	=	The average of the daily volume weighted average prices of the Series A Liberty Entertainment Common Stock over the Liquidation Unit Determination Period

                        (B)  each share of Liberty Entertainment Common Stock will have a number of liquidation units (including a fraction of one liquidation unit) equal to the quotient (rounded to the nearest five decimal places) of:

EVWAP (EVWAP*4) + (CVWAP)

and

                        (C)  each share of Liberty Interactive Common Stock will have a number of liquidation units (including a fraction of one liquidation unit) equal to 0.22778 (which is equal to the number of liquidation units applicable to each share of Liberty Interactive Common Stock on the day immediately prior to the Effective Date);

provided, that, if, after the Effective Date, the Corporation, at any time or from time to time, subdivides (by stock split, reclassification or otherwise) or combines (by reverse stock split, reclassification or otherwise) the outstanding shares of Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock, or declares and pays a dividend or distribution in shares of Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock to holders of Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock, as applicable, the per share liquidation units of the Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock, as applicable, will be appropriately adjusted as determined by the Board of Directors, so as to avoid any dilution in the aggregate, relative liquidation rights of the shares of Liberty Capital Common Stock, Liberty Entertainment Common Stock and Liberty Interactive Common Stock.

        Whenever an adjustment is made to liquidation units under this paragraph (h), the Corporation will promptly thereafter prepare and file a statement of such adjustment with the Secretary of the Corporation. Neither the failure to prepare nor the failure to file any such statement will affect the validity of such adjustment.

        (i)    Determinations by the Board of Directors.    Any determinations made by the Board of Directors under any provision in this Section A.2. will be final and binding on all stockholders of the Corporation, except as may otherwise be required by law. In addition, if different consideration is distributed to different series of Common Stock in a Share Distribution, the determination of the Board of Directors that such Share Distribution was made on an equal per share basis will be final and binding on all stockholders of the Corporation, except as may otherwise be required by law.

        (j)    Certain Definitions.    Unless the context otherwise requires, the terms defined in this paragraph (j) will have, for all purposes of this Certificate, the meanings herein specified:

        "Approval Date" means the date upon which the Corporation has received each of the Capital Group Redemption Stockholder Approval, the Entertainment Group Redemption Stockholder Approval and/or the Interactive Group Redemption Stockholder Approval, to the extent required pursuant to this Section A.2.

        "Average Market Value" of a share of any series of Common Stock or other Publicly Traded capital stock means the average of the daily Market Values of one share of such series of Common Stock or such other capital stock over the applicable period prescribed in this Certificate.

        "Board of Directors" means (i) the Board of Directors of the Corporation and (ii) any duly authorized committee thereof acting at the direction of the Board of Directors (including, without limitation, the Executive Committee).

        "Capital Group" means, as of any date:

                (i)    the direct and indirect interest of the Corporation as of the Effective Date (x) in all of the businesses in which the Corporation is or has been engaged, directly or indirectly (either itself or through direct or indirect Subsidiaries, affiliates, joint ventures or other investments or any of the predecessors or successors of any of the foregoing), and (y) in the respective assets and liabilities of the Corporation and its Subsidiaries, other than any businesses, assets or liabilities attributable to the Entertainment Group or the Interactive Group as of the Effective Date;

                (ii)   all assets, liabilities and businesses acquired by the Corporation or any of its Subsidiaries for the account of the Capital Group, or contributed, allocated or transferred to the Capital Group (including the net proceeds of any issuances, sales or incurrences for the account of the Capital Group of shares of Liberty Capital Common Stock, Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Capital Common Stock, or indebtedness or Preferred Stock attributed to the Capital Group), in each case, after the Effective Date and as determined by the Board of Directors;

                (iii)  the proceeds of any Disposition of any of the foregoing;

                (iv)  an Inter-Group Interest in the Entertainment Group equal to one (1) minus the Entertainment Group Outstanding Interest Fraction allocable to the Capital Group as of such date; and

                (v)   an Inter-Group Interest in the Interactive Group equal to one (1) minus the Interactive Group Outstanding Interest Fraction allocable to the Capital Group as of such date;

provided that the Capital Group will not include (A) any assets, liabilities or businesses disposed of after the Effective Date, including, without limitation, by dividend, to holders of Liberty Capital Common Stock or in redemption of shares of Liberty Capital Common Stock, from and after the date of such Disposition or (B) any assets, liabilities or businesses transferred or allocated after the Effective Date from the Capital Group to the Entertainment Group or the Interactive Group (other than through the Capital Group's Inter-Group Interest in the Entertainment Group or the Interactive Group, if any, pursuant to clause (iv) or (v) above), including, without limitation, any Capital Group Inter-Group Dividend Amount or Capital Group Inter-Group Redemption Amount, from and after the date of such transfer or allocation.

        "Capital Group Allocable Net Proceeds" means, with respect to any Capital Group Disposition, (i) if at the time of such Capital Group Disposition, the Capital Group Outstanding Interest Fraction is one (1), the Capital Group Net Proceeds of such Capital Group Disposition, or (ii) if at the time of such Capital Group Disposition the Capital Group Outstanding Interest Fraction is less than one (1), the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Capital Group Net Proceeds of such Capital Group Disposition, by (y) the Capital Group Outstanding Interest Fraction as of such date.

        "Capital Group Available Dividend Amount," as of any date, means an amount equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Capital Group Outstanding Interest Fraction, by (y) either: (i) the excess of (A) an amount equal to the total assets of the Capital Group less the total liabilities (not including Preferred Stock attributed to the Capital Group) of the Capital Group as of such date over (B) the aggregate par value of, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Capital Common Stock and each series of Preferred Stock attributed to the Capital Group or (ii) in case there is no such excess, an amount equal to the Corporation Earnings (Loss) Attributable to the Capital Group (if positive) for the fiscal year in which such date occurs and/or the preceding fiscal year.

        "Capital Group Conversion Date" means any date and time fixed by the Board of Directors for a conversion of shares of Liberty Capital Common Stock pursuant to this Section A.2.

        "Capital Group Conversion Selection Date" means any date and time fixed by the Board of Directors as the date and time upon which shares to be converted of each series of Liberty Capital Common Stock will be selected for conversion pursuant to this Section A.2.

        "Capital Group Disposition" means the Disposition, in one transaction or a series of related transactions, by the Corporation and its Subsidiaries of all or substantially all of the assets of the Capital Group to one or more Persons.

        "Capital Group Net Proceeds" means, as of any date, with respect to any Capital Group Disposition, an amount, if any, equal to the Fair Value of what remains of the gross proceeds of such Disposition to the Corporation after any payment of, or reasonable provision for, (i) any taxes payable by the Corporation or any of its Subsidiaries in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to clause (A), (B) or (E) of paragraph (e)(ii) of this Section A.2. (or that would have been payable but for the utilization of tax benefits attributable to the Entertainment Group or the Interactive Group), (ii) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (iii) any liabilities and other obligations (contingent or otherwise) of, or attributed to, the Capital Group, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the Disposition or any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends and other obligations in respect of Preferred Stock attributed to the Capital Group. For purposes of this definition, any assets of the Capital Group remaining after such Disposition will constitute "reasonable provision" for such amount of taxes, costs, liabilities and other obligations (contingent or otherwise) as can be supported by such assets.

        "Capital Group Outstanding Interest Fraction," as of any date, means a fraction the numerator of which is the aggregate number of shares of Liberty Capital Common Stock outstanding on such date and the denominator of which is the amount obtained by adding (i) such aggregate number of shares of Liberty Capital Common Stock outstanding on such date, plus (ii) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest as of such date, provided that such fraction will in no event be greater than one. If the holders of any Convertible Securities that are convertible into or exercisable or exchangeable for shares of Liberty Capital Common Stock are entitled to participate in any dividend (for purposes of paragraphs (c)(i), (d)(i) or (e)(ii) of this Section A.2.) or redemption (for purposes of paragraph (e) of this Section A.2.) with respect to the Liberty Capital Common Stock (other than by means of an antidilution adjustment), such shares so issuable upon conversion, exercise or exchange will be taken into account in calculating the Capital Group Outstanding Interest Fraction and any related calculations under the applicable provisions of this Section A.2. in such manner as the Board of Directors determines to be appropriate.

        "Capital Group Redemption Date" means any date and time fixed by the Board of Directors for a redemption of shares of Liberty Capital Common Stock pursuant to this Section A.2.

        "Capital Group Redemption Selection Date" means the date and time fixed by the Board of Directors on which shares of Liberty Capital Common Stock are to be selected for redemption pursuant to this Section A.2.

        "Capital Group Related Business Transaction" means any Disposition of all or substantially all of the assets of the Capital Group in which the Corporation receives as proceeds of such Disposition primarily equity securities (including, without limitation, capital stock, securities convertible into capital stock or other equity securities, partnership, limited partnership or limited liability company interests and other types of equity securities, without regard to the voting power or contractual or other management or governance rights related to such equity securities) of the purchaser or acquiror of such assets of the Capital Group, any entity which succeeds (by merger, formation of a joint venture enterprise or otherwise) to such assets of the Capital Group, or a third party issuer, if a significant portion of the business or businesses in which such purchaser, acquiror or third party issuer is engaged or proposes to engage consists of one or more businesses similar or complementary to the businesses attributable to the Capital Group prior to such Disposition, as determined in good faith by the Board of Directors.

        "Capital Group Share Distribution Ratio" means, as to any Share Distribution consisting of shares of Capital Group Common Stock, the number of shares (including any fraction of a share), of Capital Group Common Stock issuable to a holder for each outstanding share of the applicable series of Common Stock owned by such holder as of the record date for such Share Distribution (rounded, if necessary, to the nearest five decimal places).

        "Certificate" means this Restated Certificate of Incorporation, as it may be amended from time to time, including any amendments effected pursuant to the filing of any Preferred Stock Designation.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise; provided, however, that for purposes of clause (iii) of the definition of "Exempt Capital Group Disposition", "Exempt Entertainment Group Disposition" or "Exempt Interactive Group Disposition" set forth in this paragraph (j), the Corporation will, without limitation of the foregoing, in any event be deemed to Control any Person in which the Corporation beneficially owns (after giving effect to the applicable Disposition) (i) voting securities having 25% or more of the total voting power of the voting securities of such Person then outstanding, provided that, immediately after giving effect to such Disposition, no other Person that is not Controlled by the Corporation beneficially owns voting securities of such Person having voting power greater than the voting power of the voting securities beneficially owned by the Corporation or (ii) equity securities representing 50% or more of the common equity interest or economic equity interest in such Person.

        "Convertible Securities" means (x) any securities of the Corporation (other than any series of Common Stock) or any Subsidiary thereof that are convertible into or exercisable or exchangeable for any shares of any series of Common Stock, whether upon conversion, exercise, exchange, pursuant to antidilution provisions of such securities or otherwise, and (y) any securities of any other Person that are convertible into or exercisable or exchangeable for, securities of such Person or any other Person, whether upon conversion, exercise, exchange, pursuant to antidilution provisions of such securities or otherwise.

        "Corporation Earnings (Loss) Attributable to the Capital Group" for any period, means the net earnings or loss of the Capital Group for such period determined on a basis consistent with the determination of the net earnings or loss of the Capital Group for such period as presented in the reconciling schedules to the consolidated financial statements of the Corporation for such period, including income and expenses of the Corporation attributed to the operations of the Capital Group on a substantially consistent basis, including, without limitation, corporate administrative costs, net interest and income taxes.

        "Corporation Earnings (Loss) Attributable to the Entertainment Group" for any period, means the net earnings or loss of the Entertainment Group for such period determined on a basis consistent with the determination of the net earnings or loss of the Entertainment Group for such period as presented in the reconciling schedules to the consolidated financial statements of the Corporation for such period, including income and expenses of the Corporation attributed to the operations of the

Entertainment Group on a substantially consistent basis, including, without limitation, corporate administrative costs, net interest and income taxes.

        "Corporation Earnings (Loss) Attributable to the Interactive Group" for any period, means the net earnings or loss of the Interactive Group for such period determined on a basis consistent with the determination of the net earnings or loss of the Interactive Group for such period as presented in the reconciling schedules to the consolidated financial statements of the Corporation for such period, including income and expenses of the Corporation attributed to the operations of the Interactive Group on a substantially consistent basis, including, without limitation, corporate administrative costs, net interest and income taxes.

        "Determination Date" means the date designated by the Board of Directors for determination of any applicable Optional Conversion Ratio.

        "Disposition" means the sale, transfer, exchange, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) of assets. The term "Disposition" does not include the consolidation or merger of the Corporation with or into any other Person or Persons or any other business combination involving the Corporation as a whole.

        "Effective Date" means the date on which this Restated Certificate of Incorporation is filed with the Secretary of State of Delaware.

        "Entertainment Group" means, as of any date:

                (i)    the direct and indirect interest of the Corporation, as of the Effective Date, in DirecTV Group, Inc., Starz Entertainment, LLC and GSN, LLC and each of their Subsidiaries (including any successor to DirecTV Group, Inc., Starz Entertainment, LLC and GSN, LLC or any such Subsidiary by merger, consolidation or sale of all or substantially all of its assets, whether or not in connection with an Entertainment Group Related Business Transaction) and their respective assets, liabilities and businesses;

                (ii)   all other assets, liabilities and businesses of the Corporation or any of its Subsidiaries to the extent attributed to the Entertainment Group as of the Effective Date;

                (iii)  all assets, liabilities and businesses acquired by the Corporation or any of its Subsidiaries for the account of the Entertainment Group, or contributed, allocated or transferred to the Entertainment Group (including the net proceeds of any issuances, sales or incurrences for the account of the Entertainment Group of shares of Liberty Entertainment Common Stock, Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Entertainment Common Stock, or indebtedness or Preferred Stock attributed to the Entertainment Group), in each case, after the Effective Date and as determined by the Board of Directors;

                (iv)  the proceeds of any Disposition of any of the foregoing;

                (v)   an Inter-Group Interest in the Capital Group equal to one (1) minus the Capital Group Outstanding Interest Fraction allocable to the Entertainment Group as of such date; and

                (vi)  an Inter-Group Interest in the Interactive Group equal to one (1) minus the Interactive Group Outstanding Interest Fraction allocable to the Entertainment Group as of such date;

provided that the Entertainment Group will not include (A) any assets, liabilities or businesses disposed of after the Effective Date, including, without limitation, by dividend, to holders of Liberty Entertainment Common Stock or in redemption of shares of Liberty Entertainment Common Stock, from and after the date of such Disposition or (B) any assets, liabilities or businesses transferred or allocated after the Effective Date from the Entertainment Group to the Capital Group or the Interactive Group (other than through the Entertainment Group's Inter-Group Interest in the Capital Group or the Interactive Group, if any, pursuant to clause (v) or (vi) above), including, without limitation, any Entertainment Group Inter-Group Dividend Amount or Entertainment Group Inter-Group Redemption Amount, from and after the date of such transfer or allocation.

        "Entertainment Group Allocable Net Proceeds" means, with respect to any Entertainment Group Disposition, (i) if at the time of such Entertainment Group Disposition, the Entertainment Group Outstanding Interest Fraction is one (1), the Entertainment Group Net Proceeds of such Entertainment Group Disposition, or (ii) if at the time of such Entertainment Group Disposition the Entertainment Group Outstanding Interest Fraction is less than one (1), the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Entertainment Group Net Proceeds of such Entertainment Group Disposition, by (y) the Entertainment Group Outstanding Interest Fraction as of such date.

        "Entertainment Group Available Dividend Amount," as of any date, means an amount equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Entertainment Group Outstanding Interest Fraction, by (y) either: (i) the excess of (A) an amount equal to the total assets of the Entertainment Group less the total liabilities (not including Preferred Stock attributed to the Entertainment Group) of the Entertainment Group as of such date over (B) the aggregate par value of, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Entertainment Common Stock and each series of Preferred Stock attributed to the Entertainment Group or (ii) in case there is no such excess, an amount equal to the Corporation Earnings (Loss) Attributable to the Entertainment Group (if positive) for the fiscal year in which such date occurs and/or the preceding fiscal year.

        "Entertainment Group Conversion Date" means any date and time fixed by the Board of Directors for a conversion of shares of Liberty Entertainment Common Stock pursuant to this Section A.2.

        "Entertainment Group Conversion Selection Date" means any date and time fixed by the Board of Directors as the date and time upon which shares to be converted of each series of Liberty Entertainment Common Stock will be selected for conversion pursuant to this Section A.2.

        "Entertainment Group Disposition" means the Disposition, in one transaction or a series of related transactions, by the Corporation and its Subsidiaries of all or substantially all of the assets of the Entertainment Group to one or more Persons.

        "Entertainment Group Net Proceeds" means, as of any date, with respect to any Entertainment Group Disposition, an amount, if any, equal to the Fair Value of what remains of the gross proceeds of such Disposition to the Corporation after any payment of, or reasonable provision for, (i) any taxes payable by the Corporation or any of its Subsidiaries in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to clause (A), (B) or (E) of paragraph (f)(ii) of this Section A.2. (or that would have been payable but for the utilization of tax benefits attributable to the Capital Group or the Interactive Group), (ii) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (iii) any liabilities and other obligations (contingent or otherwise) of, or attributed to, the Entertainment Group, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the Disposition or any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends and other obligations in respect of Preferred Stock attributed to the Entertainment Group. For purposes of this definition, any assets of the Entertainment Group remaining after such Disposition will constitute "reasonable provision" for such amount of taxes, costs, liabilities and other obligations (contingent or otherwise) as can be supported by such assets.

        "Entertainment Group Outstanding Interest Fraction," as of any date, means a fraction the numerator of which is the aggregate number of shares of Liberty Entertainment Common Stock outstanding on such date and the denominator of which is the amount obtained by adding (i) such aggregate number of shares of Liberty Entertainment Common Stock outstanding on such date, plus (ii) the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest as of such date, provided that such fraction will in no event be greater than one. If the holders of any Convertible Securities that are convertible into or exercisable or exchangeable for shares of Liberty Entertainment Common Stock are entitled to participate in any dividend (for purposes of paragraphs (c)(ii), (d)(ii) or (f)(ii) of this Section A.2.) or redemption (for purposes of paragraph (f) of this Section A.2.) with respect to the Liberty Entertainment Common Stock (other than by means of an antidilution adjustment), such shares so issuable upon conversion, exercise or exchange will be taken into account in calculating the Entertainment Group Outstanding Interest Fraction and any related calculations under the applicable provisions of this Section A.2. in such manner as the Board of Directors determines to be appropriate.

        "Entertainment Group Redemption Date" means any date and time fixed by the Board of Directors for a redemption of shares of Liberty Entertainment Common Stock pursuant to this Section A.2.

        "Entertainment Group Redemption Selection Date" means the date and time fixed by the Board of Directors on which shares of Liberty Entertainment Common Stock are to be selected for redemption pursuant to this Section A.2.

        "Entertainment Group Related Business Transaction" means any Disposition of all or substantially all of the assets of the Entertainment Group in which the Corporation receives as proceeds of such Disposition primarily equity securities (including, without limitation, capital stock, securities convertible into capital stock or other equity securities, partnership, limited partnership or limited liability company interests and other types of equity securities, without regard to the voting power or contractual or other management or governance rights related to such equity securities) of the purchaser or acquiror of such assets of the Entertainment Group, any entity which succeeds (by merger, formation of a joint venture enterprise or otherwise) to such assets of the Entertainment Group, or a third party issuer, if a significant portion of the business or businesses in which such purchaser, acquiror or third party issuer is engaged or proposes to engage consists of one or more businesses similar or complementary to the businesses attributable to the Entertainment Group prior to such Disposition, as determined in good faith by the Board of Directors.

        "Entertainment Group Share Distribution Ratio" means, as to any Share Distribution consisting of shares of Entertainment Group Common Stock, the number of shares (including any fraction of a share) of Entertainment Group Common Stock issuable to a holder for each outstanding share of the applicable series of Common Stock owned by such holder as of the record date for such Share Distribution (rounded, if necessary, to the nearest five decimal places).

        "Exempt Capital Group Disposition" means any of the following: (i) the Disposition of all or substantially all of the Corporation's assets in one transaction or a series of related transactions in connection with the liquidation, dissolution or winding up of the Corporation within the meaning of paragraph (h) of this Section A.2., (ii) a dividend, other distribution or redemption in accordance with any provision of paragraph (c), (d) or (e) of this Section A.2., (iii) a Capital Group Disposition to any Person that the Corporation, directly or indirectly, after giving effect to the Disposition, Controls, (iv) a Capital Group Disposition in connection with a Capital Group Related Business Transaction, or (v) a Capital Group Disposition as to which the Board of Directors obtains the requisite approval of the holders of Liberty Capital Voting Securities to classify such Capital Group Disposition as an Exempt Capital Group Disposition in accordance with paragraph (a)(iv).

        "Exempt Entertainment Group Disposition" means any of the following: (i) the Disposition of all or substantially all of the Corporation's assets in one transaction or a series of related transactions in connection with the liquidation, dissolution or winding up of the Corporation within the meaning of paragraph (h) of this Section A.2., (ii) a dividend, other distribution or redemption in accordance with any provision of paragraph (c), (d) or (f) of this Section A.2., (iii) an Entertainment Group Disposition to any Person that the Corporation, directly or indirectly, after giving effect to the Disposition, Controls, (iv) an Entertainment Group Disposition in connection with an Entertainment Group Related Business Transaction, or (v) an Entertainment Group Disposition as to which the Board of Directors obtains the requisite approval of the holders of Liberty Entertainment Voting Securities to classify such Entertainment Group Disposition as an Exempt Entertainment Group Disposition in accordance with paragraph (a)(iv).

        "Exempt Interactive Group Disposition" means any of the following: (i) the Disposition of all or substantially all of the Corporation's assets in one transaction or a series of related transactions in connection with the liquidation, dissolution or winding up of the Corporation within the meaning of paragraph (h) of this Section A.2., (ii) a dividend, other distribution or redemption in accordance with any provision of paragraph (c), (d) or (g) of this Section A.2., (iii) an Interactive Group Disposition to any Person that the Corporation, directly or indirectly, after giving effect to the Disposition, Controls, (iv) an Interactive Group Disposition in connection with an Interactive Group Related Business Transaction, or (v) an Interactive Group Disposition as to which the Board of Directors obtains the requisite approval of the holders of Liberty Interactive Voting Securities to classify such Interactive Group Disposition as an Exempt Interactive Group Disposition in accordance with paragraph (a)(iv).

        "Fair Value" means, as of any date:

                (i)    in the case of any equity security or debt security that is Publicly Traded, the Market Value thereof, as of such date;

                (ii)   in the case of any equity security or debt security that is not Publicly Traded, the fair value per share of stock or per other unit of such security, on a fully distributed basis, as determined by an independent investment banking firm experienced in the valuation of securities selected in good faith by the Board of Directors, or, if no such investment banking firm is selected, as determined in the good faith judgment of the Board of Directors;

                (iii)  in the case of cash denominated in U.S. dollars, the face amount thereof and in the case of cash denominated in other than U.S. dollars, the face amount thereof converted into U.S. dollars at the rate published in The Wall Street Journal on such date or, if not so published, at such rate as shall be determined in good faith by the Board of Directors based upon such information as the Board of Directors shall in good faith determine to be appropriate; and

                (iv)  in the case of assets or property other than securities or cash, the "Fair Value" thereof shall be determined in good faith by the Board of Directors based upon such information (including, if deemed desirable by the Board of Directors, appraisals, valuation reports or opinions of experts) as the Board of Directors shall in good faith determine to be appropriate.

        "Group" means the Capital Group, the Entertainment Group or the Interactive Group.

        "Interactive Group" means, as of any date:

                (i)    the direct and indirect interest of the Corporation, as of the Effective Date, in QVC, Inc., Provide Commerce, Inc., IAC/InterActiveCorp and Expedia, Inc. and each of their Subsidiaries (including any successor to QVC, Inc., Provide Commerce, Inc., IAC/InterActiveCorp, Expedia, Inc. or any such Subsidiary by merger, consolidation or sale of all or substantially all of its assets, whether or not in connection with an Interactive Group Related Business Transaction) and their respective assets, liabilities and businesses;

                (ii)   all other assets, liabilities and businesses of the Corporation or any of its Subsidiaries to the extent attributed to the Interactive Group as of the Effective Date;

                (iii)  all assets, liabilities and businesses acquired by the Corporation or any of its Subsidiaries for the account of the Interactive Group, or contributed, allocated or transferred to the Interactive Group (including the net proceeds of any issuances, sales or incurrences for the account of the Interactive Group of shares of Liberty Interactive Common Stock, Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Interactive Common Stock, or indebtedness or Preferred Stock attributed to the Interactive Group), in each case, after the Effective Date and as determined by the Board of Directors;

                (iv)  the proceeds of any Disposition of any of the foregoing; and

                (v)   an Inter-Group Interest in the Capital Group equal to one (1) minus the Capital Group Outstanding Interest Fraction allocable to the Interactive Group as of such date;

                (vi)  an Inter-Group Interest in the Entertainment Group equal to one (1) minus the Entertainment Group Outstanding Interest Fraction allocable to the Interactive Group as of such date;

provided that the Interactive Group will not include (A) any assets, liabilities or businesses disposed of after the Effective Date, including, without limitation, by dividend, to holders of Liberty Interactive Common Stock or in redemption of shares of Liberty Interactive Common Stock, from and after the date of such Disposition or (B) any assets, liabilities or businesses transferred or allocated after the Effective Date from the Interactive Group to the Capital Group or the Entertainment Group (other than through the Interactive Group's Inter-Group Interest in the Capital Group or the Entertainment Group, if any, pursuant to clause (v) or (vi) above), including, without limitation, any Interactive Group Inter-Group Dividend Amount or Interactive Group Inter-Group Redemption Amount, from and after the date of such transfer or allocation.

        "Interactive Group Allocable Net Proceeds" means, with respect to any Interactive Group Disposition, (i) if at the time of such Interactive Group Disposition, the Interactive Group Outstanding Interest Fraction is one (1), the Interactive Group Net Proceeds of such Interactive Group Disposition, or (ii) if at the time of such Interactive Group Disposition the Interactive Group Outstanding Interest Fraction is less than one (1), the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Interactive Group Net Proceeds of such Interactive Group Disposition, by (y) the Interactive Group Outstanding Interest Fraction as of such date.

        "Interactive Group Available Dividend Amount," as of any date, means an amount equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Interactive Group Outstanding Interest Fraction, by (y) either: (i) the excess of (A) an amount equal to the total assets of the Interactive Group less the total liabilities (not including Preferred Stock attributed to the Interactive Group) of the Interactive Group as of such date over (B) the aggregate par value of, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Interactive Common Stock and each series of Preferred Stock attributed to the Interactive Group or (ii) in case there is no such excess, an amount equal to the Corporation Earnings (Loss) Attributable to the Interactive Group (if positive) for the fiscal year in which such date occurs and/or the preceding fiscal year.

        "Interactive Group Conversion Date" means any date and time fixed by the Board of Directors for a conversion of shares of Liberty Interactive Common Stock pursuant to this Section A.2.

        "Interactive Group Conversion Selection Date" means any date and time fixed by the Board of Directors as the date upon which shares to be converted of each series of Liberty Interactive Common Stock will be selected for conversion pursuant to this Section A.2.

        "Interactive Group Disposition" means the Disposition, in one transaction or a series of related transactions, by the Corporation and its Subsidiaries of all or substantially all of the assets of the Interactive Group to one or more Persons.

        "Interactive Group Net Proceeds" means, as of any date, with respect to any Interactive Group Disposition, an amount, if any, equal to the Fair Value of what remains of the gross proceeds of such Disposition to the Corporation after any payment of, or reasonable provision for, (i) any taxes payable by the Corporation or any of its Subsidiaries in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to clause (A), (B) or (E) of paragraph (g)(ii) of this Section A.2. (or that would have been payable but for the utilization of tax benefits attributable to the Capital Group or the Entertainment Group), (ii) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (iii) any liabilities and other obligations (contingent or otherwise) of, or attributed to, the Interactive Group, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the Disposition or any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends and other obligations in respect of Preferred Stock attributed to the Interactive Group. For purposes of this definition, any assets of the Interactive Group remaining after such Disposition will constitute "reasonable provision" for such amount of taxes, costs, liabilities and other obligations (contingent or otherwise) as can be supported by such assets.

        "Interactive Group Outstanding Interest Fraction," as of any date, means a fraction the numerator of which is the aggregate number of shares of Liberty Interactive Common Stock outstanding on such date and the denominator of which is the amount obtained by adding (i) such aggregate number of shares of Liberty Interactive Common Stock outstanding on such date, plus (ii) the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest as of such date, provided that such fraction will in no event be greater than one. If the holders of any Convertible Securities that are convertible into or exercisable or exchangeable for shares of Liberty Interactive Common Stock are entitled to participate in any dividend (for purposes of paragraphs (c)(iii), (d)(iii) or (g)(ii) of this Section A.2.) or redemption (for purposes of paragraph (g) of this Section A.2.) with respect to the Liberty Interactive Common Stock (other than by means of an antidilution adjustment), such shares so issuable upon conversion, exercise or exchange will be taken into account in calculating the Interactive Group Outstanding Interest Fraction and any related calculations under the applicable provisions of this Section A.2. in such manner as the Board of Directors determines to be appropriate.

        "Interactive Group Redemption Date" means any date and time fixed by the Board of Directors for a redemption of shares of Liberty Interactive Common Stock pursuant to this Section A.2.

        "Interactive Group Redemption Selection Date" means the date and time fixed by the Board of Directors on which shares of Liberty Interactive Common Stock are to be selected for redemption pursuant to this Section A.2.

        "Interactive Group Related Business Transaction" means any Disposition of all or substantially all of the assets of the Interactive Group in which the Corporation receives as proceeds of such Disposition primarily capital stock or other equity securities (including, without limitation, capital stock, securities convertible into equity securities, partnership, limited partnership or limited liability company interests and other types of equity securities, without regard to the voting power or contractual or other management or governance rights related to such equity securities) of the purchaser or acquiror of such assets of the Interactive Group, any entity which succeeds (by merger, formation of a joint venture enterprise or otherwise) to such assets of the Interactive Group, or a third party issuer, if a significant portion of the business or businesses in which such purchaser, acquiror or third party issuer is engaged or proposes to engage consists of one or more businesses similar or complementary to the businesses attributable to the Interactive Group prior to such Disposition, as determined in good faith by the Board of Directors.

        "Interactive Group Share Distribution Ratio" means, as to any Share Distribution consisting of shares of Interactive Group Common Stock, the number of shares (including any fraction of a share) of

Interactive Group Common Stock issuable to a holder for each outstanding share of the applicable series of Common Stock owned by such holder as of the record date for such Share Distribution (rounded, if necessary, to the nearest five decimal places).

        "Inter-Group Interest" means, as of any date and with respect to any Group, the proportionate undivided interest, if any, that such Group may be deemed to hold as of such date in the assets, liabilities and businesses of either of the other Groups in accordance with this Certificate. An Inter-Group Interest in the Capital Group held by (x) the Entertainment Group is expressed in terms of the Number of Shares Issuable to the Entertainment Group with Respect to the Capital Group Inter-Group Interest and (y) the Interactive Group is expressed in terms of the Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest. An Inter-Group Interest in the Entertainment Group held by (x) the Capital Group is expressed in terms of the Number of Shares Issuable to the Capital Group with Respect to the Entertainment Group Inter-Group Interest and (y) the Interactive Group is expressed in terms of the Number of Shares Issuable to the Interactive Group with Respect to the Entertainment Group Inter-Group Interest. An Inter-Group Interest in the Interactive Group held by (x) the Capital Group is expressed in terms of the Number of Shares Issuable to the Capital Group with Respect to the Interactive Group Inter-Group Interest and (y) the Entertainment Group is expressed in terms of the Number of Shares Issuable to the Entertainment Group with Respect to the Interactive Group Inter-Group Interest.

        "Liberty Capital Reference Share" means one share of Series A Liberty Capital Common Stock, unless (i) on any single Trading Day as of which a valuation determination is being made or on the first Trading Day of any Trading Day period with respect to which a valuation determination is being made, in each case, under this Section A.2., the number of shares outstanding of any other Publicly Traded series of Liberty Capital Common Stock exceeds the number of shares outstanding of the Series A Liberty Capital Common Stock, and (ii) the Board of Directors determines to base such valuation determination on such other Publicly Traded series of Liberty Capital Common Stock in lieu of basing it on one share of Series A Liberty Capital Common Stock, in which case the term "Liberty Capital Reference Share" will mean one share of such other Publicly Traded series of Liberty Capital Common Stock.

        "Liberty Capital Voting Securities" means the Series A Liberty Capital Common Stock, the Series B Liberty Capital Common Stock and any series of Preferred Stock which by the terms of its Preferred Stock Designation is designated as a Liberty Capital Voting Security, provided, that each such series of Preferred Stock will be entitled to vote together with the other Liberty Capital Voting Securities only as and to the extent expressly provided for in the applicable Preferred Stock Designation.

        "Liberty Entertainment Reference Share" means one share of Series A Liberty Entertainment Common Stock, unless (i) on any single Trading Day as of which a valuation determination is being made or on the first Trading Day of any Trading Day period with respect to which a valuation determination is being made, in each case, under this Section A.2., the number of shares outstanding of any other Publicly Traded series of Liberty Entertainment Common Stock exceeds the number of shares outstanding of the Series A Liberty Entertainment Common Stock, and (ii) the Board of Directors determines to base such valuation determination on such other Publicly Traded series of Liberty Entertainment Common Stock in lieu of basing it on one share of Series A Liberty Entertainment Common Stock, in which case the term "Liberty Entertainment Reference Share" will mean one share of such other Publicly Traded series of Liberty Entertainment Common Stock.

        "Liberty Entertainment Voting Securities" means the Series A Liberty Entertainment Common Stock, the Series B Liberty Entertainment Common Stock and any series of Preferred Stock which by the terms of its Preferred Stock Designation is designated as a Liberty Entertainment Voting Security, provided, that each such series of Preferred Stock will be entitled to vote together with the other

Liberty Entertainment Voting Securities only as and to the extent expressly provided for in the applicable Preferred Stock Designation.

        "Liberty Interactive Reference Share" means one share of Series A Liberty Interactive Common Stock, unless (i) on any single Trading Day as of which a valuation determination is being made or on the first Trading Day of any Trading Day period with respect to which a valuation determination is being made, in each case, under this Section A.2., the number of shares outstanding of any other Publicly Traded series of Liberty Interactive Common Stock exceeds the number of shares outstanding of the Series A Liberty Interactive Common Stock, and (ii) the Board of Directors determines to base such valuation determination on such other Publicly Traded series of Liberty Interactive Common Stock in lieu of basing it on one share of Series A Interactive Capital Common Stock, in which case the term "Liberty Interactive Reference Share" will mean one share of such other Publicly Traded series of Liberty Interactive Common Stock.

        "Liberty Interactive Voting Securities" means the Series A Liberty Interactive Common Stock, the Series B Liberty Interactive Common Stock and any series of Preferred Stock which by the terms of its Preferred Stock Designation is designated as a Liberty Interactive Voting Security, provided, that each such series of Preferred Stock will be entitled to vote together with the other Liberty Interactive Voting Securities only as and to the extent expressly provided for in the applicable Preferred Stock Designation.

        "Market Value" of a share of any Publicly Traded stock on any Trading Day means the average of the high and low reported sales prices regular way of a share of such stock on such Trading Day or in case no such reported sale takes place on such Trading Day the average of the reported closing bid and asked prices regular way of a share of such stock on such Trading Day, in either case on the New York Stock Exchange, or if the shares of such stock are not listed on the New York Stock Exchange on such Trading Day, on any tier of the Nasdaq Stock Market, or if the shares of such stock are not listed on any tier of the Nasdaq Stock Market on such Trading Day, the average of the closing bid and asked prices of a share of such stock in the over-the-counter market on such Trading Day as furnished by any New York Stock Exchange member firm selected from time to time by the Corporation, or if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Trading Day, the market value of a share of such stock as determined by the Board of Directors, provided that, for purposes of determining the Average Market Value for any period, (i) the "Market Value" of a share of stock on any day during such period prior to the "ex" date or any similar date for any dividend paid or to be paid with respect to such stock will be reduced by the fair market value of the per share amount of such dividend as determined by the Board of Directors and (ii) the "Market Value" of a share of stock on any day during such period prior to (A) the effective date of any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of outstanding shares of such stock or (B) the "ex" date or any similar date for any dividend with respect to any such stock in shares of such stock will be appropriately adjusted to reflect such subdivision, combination, dividend or distribution.

        "Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest" will initially be zero, and will from time to time thereafter be (without duplication):

                (i)    adjusted, if before such adjustment such number is greater than zero, as determined by the Board of Directors to be appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the Liberty Capital Common Stock and dividends of shares of Liberty Capital Common Stock to holders of Liberty Capital Common Stock (and, to the extent the Capital Group Outstanding Interest Fraction is less than one (1) as of the record date for such dividend, the applicable treatment of such dividend, as determined by the Board of Directors, with respect to the Number of Shares Issuable to the Entertainment Group with Respect to the Capital Group Inter-Group Interest and the Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest) and other reclassifications of Liberty Capital Common Stock;

                (ii)   decreased (but not below zero), if before such adjustment such number is greater than zero, by action of the Board of Directors (without duplication): (A) by a number equal to the aggregate number of shares of Liberty Capital Common Stock issued or sold by the Corporation, the proceeds of which are attributed to the Entertainment Group or the Interactive Group; (B) by a number equal to the aggregate number of shares of Liberty Capital Common Stock issued or delivered upon conversion, exercise or exchange of any Convertible Securities that the Board of Directors has determined are attributable to the Entertainment Group or the Interactive Group; (C) in accordance with the applicable provisions of paragraph (c) of this Section A.2.; (D) in the event the Board of Directors makes a Capital Group Inter-Group Redemption Election, by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest, as of the Capital Group Redemption Selection Date, by (y) the percentage of the Fair Value of the Capital Group that is represented by the Fair Value of the Corporation's equity interest in the applicable Distributed Capital Group Subsidiary which is attributable to the Capital Group, as determined by the Board of Directors under paragraph (e)(i) for purposes of such redemption; (E) in the event the Board of Directors makes a Capital Group Inter-Group Partial Redemption Election, by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying the Capital Group Inter-Group Redemption Amount by the amount (rounded, if necessary, to the nearest whole number) obtained by dividing the aggregate number of shares of Liberty Capital Common Stock redeemed pursuant to paragraph (e)(ii)(B)(II) or (e)(ii)(E), as applicable, of this Section A.2., by the applicable Capital Group Redemption Amount; and (F) by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by dividing (x) the aggregate Fair Value, as of a date within 90 days of the determination to be made pursuant to this clause (F), of assets attributed to the Capital Group that are transferred or allocated from the Capital Group to the Entertainment Group or the Interactive Group in consideration of a reduction in the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest allocable to that Group, by (y) the Fair Value of the Liberty Capital Reference Share as of the date of such transfer or allocation;

                (iii)  increased, by action of the Board of Directors, (A) by a number equal to the aggregate number of shares of Liberty Capital Common Stock that are retired, redeemed or otherwise cease to be outstanding (x) following their purchase or redemption with funds or other assets attributed to the Entertainment Group or the Interactive Group, (y) following their retirement or redemption for no consideration if immediately prior thereto, they were owned of record by an asset or business attributed to the Entertainment Group or the Interactive Group, or (z) following their conversion into shares of Liberty Entertainment Common Stock or Liberty Interactive Common Stock, as applicable, pursuant to clause (C), (D) or (E) of paragraph (e)(ii) of this Section A.2.; (B) in accordance with the applicable provisions of paragraph (c) of this Section A.2.; and (C) by a number equal to, as applicable, the amount (rounded, if necessary, to the nearest whole number) obtained by dividing (I) the Fair Value, as of a date within 90 days of the determination to be made pursuant to this clause (C), of assets theretofore attributed to the Entertainment Group or the Interactive Group that are contributed to the Capital Group in consideration of an increase in the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest allocable to that Group, by (II) the Fair Value of the Liberty Capital Reference Share as of the date of such contribution; and

                (iv)  increased or decreased under such other circumstances as the Board of Directors determines to be appropriate or required by the other terms of this Section A.2. to reflect the economic substance of any other event or circumstance, provided that in each case, the adjustment will be made in a manner that is fair and equitable to holders of all series of Common Stock and intended to reflect the relative economic interest of the Entertainment Group or the Interactive Group in the Capital Group.

        In accordance with the foregoing, the Board of Directors will determine upon each change in the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest, the amount, if any, of such change which is to be allocated to the Entertainment Group and the amount, if any, of such change which is to be allocated to the Interactive Group. The aggregate Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest which are allocated at the applicable date of determination by the Board of Directors in accordance with the provisions of this Section A.2. to (A) the Entertainment Group is referred to herein as the "Number of Shares Issuable to the Entertainment Group with Respect to the Capital Group Inter-Group Interest" and (B) the Interactive Group is referred to herein as the "Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest".

        Whenever a change in the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest occurs, the Corporation will promptly thereafter prepare and file a statement of such change, and the applicable amounts to be allocated to the Entertainment Group and the Interactive Group, with the Secretary of the Corporation. Neither the failure to prepare nor the failure to file any such statement will affect the validity of such change.

        "Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest" will initially be zero, and will from time to time thereafter be (without duplication):

                (i)    adjusted, if before such adjustment such number is greater than zero, as determined by the Board of Directors to be appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the Liberty Entertainment Common Stock and dividends of shares of Liberty Entertainment Common Stock to holders of Liberty Entertainment Common Stock (and, to the extent the Entertainment Group Outstanding Interest Fraction is less than one (1) as of the record date for such dividend, the applicable treatment of such dividend, as determined by the Board of Directors, with respect to the Number of Shares Issuable to the Capital Group with Respect to the Entertainment Group Inter-Group Interest and the Number of Shares Issuable to the Interactive Group with Respect to the Entertainment Group Inter-Group Interest) and other reclassifications of Liberty Entertainment Common Stock;

                (ii)   decreased (but not below zero), if before such adjustment such number is greater than zero, by action of the Board of Directors (without duplication): (A) by a number equal to the aggregate number of shares of Liberty Entertainment Common Stock issued or sold by the Corporation, the proceeds of which are attributed to the Capital Group or the Interactive Group; (B) by a number equal to the aggregate number of shares of Liberty Entertainment Common Stock issued or delivered upon conversion, exercise or exchange of any Convertible Securities that the Board of Directors has determined are attributable to the Capital Group or the Interactive Group; (C) in accordance with the applicable provisions of paragraph (c) of this Section A.2.; (D) in the event the Board of Directors makes an Entertainment Group Inter-Group Redemption Election, by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest, as of the Entertainment Group Redemption Selection Date, by (y) the percentage of the Fair Value of the Entertainment Group that is represented by the Fair Value of the Corporation's equity interest in the applicable Distributed Entertainment Group Subsidiary which is attributable to the Entertainment Group, as determined by the Board of Directors under paragraph (f)(i) for purposes of such redemption; (E) in the event the Board of Directors makes an Entertainment Group Inter-Group Partial Redemption Election, by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying the Entertainment Group Inter-Group Redemption Amount by the amount (rounded, if necessary, to the nearest whole number) obtained by dividing the aggregate number of shares of Liberty Entertainment Common Stock redeemed pursuant to paragraph (f)(ii)(B)(II) or (f)(ii)(E), as applicable, of this Section A.2., by the applicable Entertainment Group Redemption Amount; and (F) by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by dividing (x) the aggregate Fair Value, as of a date within 90 days of the determination to be made pursuant to this clause (F), of assets attributed to the Entertainment Group that are transferred or allocated from the Entertainment Group to the Capital Group or Interactive Group in consideration of a reduction in the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest allocable to that Group, by (y) the Fair Value of the Liberty Entertainment Reference Share as of the date of such transfer or allocation;

                (iii)  increased, by action of the Board of Directors, (A) by a number equal to the aggregate number of shares of Liberty Entertainment Common Stock that are retired, redeemed or otherwise cease to be outstanding (x) following their purchase or redemption with funds or other assets attributed to the Capital Group or Interactive Group, (y) following their retirement or redemption for no consideration if immediately prior thereto, they were owned of record by an asset or business attributed to the Capital Group or Interactive Group, or (z) following their conversion into shares of Liberty Capital Common Stock or Liberty Interactive Common Stock, as applicable, pursuant to clause (C), (D) or (E) of paragraph (f)(ii) of this Section A.2.; (B) in accordance with the applicable provisions of paragraph (c) of this Section A.2.; and (C) by a number equal to, as applicable, the amount (rounded, if necessary, to the nearest whole number) obtained by dividing (I) the Fair Value, as of a date within 90 days of the determination to be made pursuant to this clause (C), of assets theretofore attributed to the Capital Group or Interactive Group that are contributed to the Entertainment Group in consideration of an increase in the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest allocable to that Group, by (II) the Fair Value of the Liberty Entertainment Reference Share as of the date of such contribution; and

                (iv)  increased or decreased under such other circumstances as the Board of Directors determines to be appropriate or required by the other terms of this Section A.2. to reflect the economic substance of any other event or circumstance, provided that in each case, the adjustment will be made in a manner that is fair and equitable to holders of all series of Common Stock and intended to reflect the relative economic interest of the Capital Group and the Interactive Group in the Entertainment Group.

        In accordance with the foregoing, the Board of Directors will determine upon each change in the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest, the amount, if any, of such change which is to be allocated to the Capital Group and the amount, if any, of such change which is to be allocated to the Interactive Group. The aggregate Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest which are allocated at the applicable date of determination by the Board of Directors in accordance with the provisions of this Section A.2. to (A) the Capital Group is referred to herein as the "Number of Shares Issuable to the Capital Group with Respect to the Entertainment Group Inter-Group Interest" and (B) the Interactive Group is referred to herein as the "Number of Shares Issuable to the Interactive Group with Respect to the Entertainment Group Inter-Group Interest".

        Whenever a change in the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest occurs, the Corporation will promptly thereafter prepare and file a statement of such change and the applicable amounts to be allocated to the Capital Group and the Interactive Group with the Secretary of the Corporation. Neither the failure to prepare nor the failure to file any such statement will affect the validity of such change.

        "Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest" will initially be zero, and will from time to time thereafter be (without duplication):

                (i)    adjusted, if before such adjustment such number is greater than zero, as determined by the Board of Directors to be appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the Liberty Interactive Common Stock and dividends of shares of Liberty Interactive Common Stock to holders of Liberty Interactive Common

Stock (and, to the extent the Interactive Group Outstanding Interest Fraction is less than one (1) as of the record date for such dividend, the applicable treatment of such dividend, as determined by the Board of Directors, with respect to the Number of Shares Issuable to the Capital Group with Respect to the Interactive Group Inter-Group Interest and the Number of Shares Issuable to the Entertainment Group with Respect to the Interactive Group Inter-Group Interest) and other reclassifications of Liberty Interactive Common Stock;

                (ii)   decreased (but not below zero), if before such adjustment such number is greater than zero, by action of the Board of Directors (without duplication): (A) by a number equal to the aggregate number of shares of Liberty Interactive Common Stock issued or sold by the Corporation, the proceeds of which are attributed to the Capital Group or the Entertainment Group; (B) by a number equal to the aggregate number of shares of Liberty Interactive Common Stock issued or delivered upon conversion, exercise or exchange of any Convertible Securities that the Board of Directors has determined are attributable to the Capital Group or the Entertainment Group; (C) in accordance with the applicable provisions of paragraph (c) of this Section A.2.; (D) in the event the Board of Directors makes an Interactive Group Inter-Group Redemption Election, by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest, as of the Interactive Group Redemption Selection Date, by (y) the percentage of the Fair Value of the Interactive Group that is represented by the Fair Value of the Corporation's equity interest in the applicable Distributed Interactive Group Subsidiary which is attributable to the Interactive Group, as determined by the Board of Directors under paragraph (g)(i) for purposes of such redemption; (E) in the event the Board of Directors makes an Interactive Group Inter-Group Partial Redemption Election, by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying the Interactive Group Inter-Group Redemption Amount by the amount (rounded, if necessary, to the nearest whole number) obtained by dividing the aggregate number of shares of Liberty Interactive Common Stock redeemed pursuant to paragraph (g)(ii)(B)(II) or (g)(ii)(E), as applicable, of this Section A.2., by the applicable Interactive Group Redemption Amount; and (F) by a number equal to the amount (rounded, if necessary, to the nearest whole number) obtained by dividing (x) the aggregate Fair Value, as of date within 90 days of the determination to be made pursuant to this clause (F), of assets attributed to the Interactive Group that are transferred or allocated from the Interactive Group to the Capital Group or the Entertainment Group in consideration of a reduction in the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest allocable to that Group, by (y) the Fair Value of the Liberty Interactive Reference Share as of the date of such transfer or allocation;

                (iii)  increased, by action of the Board of Directors, (A) by a number equal to the aggregate number of shares of Liberty Interactive Common Stock that are retired, redeemed or otherwise cease to be outstanding (x) following their purchase or redemption with funds or other assets attributed to the Capital Group or the Entertainment Group, (y) following their retirement or redemption for no consideration if immediately prior thereto, they were owned of record by an asset or business attributed to the Capital Group or the Entertainment Group, or (z) following their conversion into shares of Liberty Capital Common Stock or Liberty Entertainment Common Stock, as applicable, pursuant to clause (C), (D) or (E) of paragraph (g)(ii) of this Section A.2.; (B) in accordance with the applicable provisions of paragraph (c) of this Section A.2.; and (C) by a number equal to, as applicable, the amount (rounded, if necessary, to the nearest whole number) obtained by dividing (I) the Fair Value, as of a date within 90 days of the determination to be made pursuant to this clause (C), of assets theretofore attributed to the Capital Group or the Entertainment Group that are contributed to the Interactive Group in consideration of an increase in the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest allocable to that Group, by (II) the Fair Value of the Liberty Interactive Reference Share as of the date of such contribution; and

                (iv)  increased or decreased under such other circumstances as the Board of Directors determines to be appropriate or required by the other terms of this Section A.2. to reflect the economic substance of any other event or circumstance, provided that in each case, the adjustment will be made in a manner that is fair and equitable to holders of all series of Common Stock and intended to reflect the relative economic interest of the Capital Group or the Entertainment Group in the Interactive Group.

        In accordance with the foregoing, the Board of Directors will determine upon each change in the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest, the amount, if any, of such change which is to be allocated to the Capital Group and the amount, if any, of such change which is to be allocated to the Entertainment Group. The aggregate Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest which are allocated at any applicable date of determination by the Board of Directors in accordance with the provisions of this Section A.2. to (A) the Capital Group is referred to herein as the "Number of Shares Issuable to the Capital Group with Respect to the Interactive Group Inter-Group Interest" and (B) the Entertainment Group is referred to herein as the "Number of Shares Issuable to the Entertainment Group with Respect to the Interactive Group Inter-Group Interest".

        Whenever a change in the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest occurs, the Corporation will promptly thereafter prepare and file a statement of such change and the applicable amounts to be allocated to the Capital Group and the Entertainment Group, with the Secretary of the Corporation. Neither the failure to prepare nor the failure to file any such statement will affect the validity of such change.

        "Optional Conversion Ratio" means the applicable of the Interactive/Capital Group Optional Conversion Ratio, the Interactive/Entertainment Group Optional Conversion Ratio, the Entertainment/Capital Group Optional Conversion Ratio, the Entertainment/ Interactive Group Optional Conversion Ratio, the Capital/Interactive Group Optional Conversion Ratio and the Capital/Entertainment Group Optional Conversion Ratio.

        "outstanding", when used with respect to the shares of any series of Common Stock, will include, without limitation, the shares of such series, if any, held by any Subsidiary of the Corporation, except as otherwise provided by applicable law with respect to the exercise of voting rights. No shares of any series of Common Stock (or Convertible Securities that are convertible into or exercisable or exchangeable for Common Stock) held by the Corporation in its treasury will be deemed outstanding, nor will any shares be deemed outstanding which are attributable to the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest, the Number of Shares Issuable with Respect to the Entertainment Group Inter-Group Interest or the Number of Shares Issuable with Respect to the Interactive Group Inter-Group Interest.

        "Person" means a natural person, corporation, limited liability company, partnership, joint venture, trust, unincorporated association or other legal entity.

        "Publicly Traded" means, with respect to shares of capital stock or other securities, that such shares or other securities are traded on a U.S. securities exchange or quoted on the over-the-counter market.

        "Share Distribution" means a dividend payable in shares of any class or series of capital stock, Convertible Securities or other equity securities of the Corporation or any other Person.

        "Subsidiary," when used with respect to any Person, means (i)(A) a corporation of which a majority in voting power of its share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, (B) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (1) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (2) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, or (C) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (1) the power to elect or direct the election of a majority of the members of the governing body of such Person, whether or not such power is subject to a voting agreement or similar Encumbrance, or (2) in the absence of such a governing body, at least a majority ownership interest or (ii) any other Person of which an aggregate of more than 50% of the equity interests are, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

        "Trading Day" means each day on which the relevant share or security is traded on the New York Stock Exchange or the Nasdaq Stock Market or quoted on the over-the-counter market.

        "Voting Securities" means the Liberty Capital Voting Securities, the Liberty Entertainment Voting Securities, the Liberty Interactive Voting Securities and any series of Preferred Stock which by the terms of its Preferred Stock Designation is designated as a Voting Security, provided that each such series of Preferred Stock will be entitled to vote together with the other Voting Securities only as and to the extent expressly provided for in the applicable Preferred Stock Designation.

        The following terms have the meanings ascribed thereto in the sections set forth opposite such terms:

Additional Defined Terms	Section
Capital Group Distribution Subsidiary Securities	Article IV, Section A.2(e)(i)
Capital Group's Fractional Interest in the Entertainment Group	Article IV, Section A.2(c)(ii)(A)
Capital Group's Fractional Interest in the Interactive Group	Article IV, Section A.2(c)(iii)(A)
Capital Group Inter-Group Dividend	Article IV, Section A.2(c)(i)(A)
Capital Group Inter-Group Dividend Amount	Article IV, Section A.2(c)(i)(A)
Capital Group Inter-Group Interest Subsidiary Securities	Article IV, Section A.2(e)(i)
Capital Group Inter-Group Partial Redemption Election	Article IV, Section A.2(e)(ii)(E)(4)
Capital Group Inter-Group Redemption Amount	Article IV, Section A.2(e)(ii)(E)(4)
Capital Group Inter-Group Redemption Election	Article IV, Section A.2(e)(i)
Capital/Entertainment Group Optional Conversion Ratio	Article IV, Section A.2(b)(vii)(B)
Capital/Interactive Group Optional Conversion Ratio	Article IV, Section A.2(b)(vi)(B)
Capital Group Redemption Amount	Article IV, Section A.2(e)(ii)(B)(II)

Capital Group Redemption Shares	Article IV, Section A.2(e)(i)
Capital Group Redemption Stockholder Approval	Article IV, Section A.2(a)(v)(A)
Common Stock	Article IV(a)
Corporation	Article I
DGCL	Article III
Distributable Capital Group Subsidiary Securities	Article IV, Section A.2(e)(i)
Distributed Capital Group Subsidiary	Article IV, Section A.2(e)(i)
Distributed Entertainment Group Subsidiary	Article IV, Section A.2(f)(i)
Distributable Entertainment Group Subsidiary Securities	Article IV, Section A.2(f)(i)
Distributable Interactive Group Subsidiary Securities	Article IV, Section A.2(g)(i)
Distributed Interactive Group Subsidiary	Article IV, Section A.2(g)(i)
Entertainment Group Distribution Subsidiary Securities	Article IV, Section A.2(f)(i)
Entertainment Group's Fractional Interest in the Interactive Group	Article IV, Section A.2(c)(iii)(A)
Entertainment Group's Fractional Interest in the Capital Group	Article IV, Section A.2(c)(i)(A)
Entertainment Group Inter-Group Dividend	Article IV, Section A.2(c)(ii)(A)
Entertainment Group Inter-Group Dividend Amount	Article IV, Section A.2(c)(ii)(A)
Entertainment Group Inter-Group Redemption Election	Article IV, Section A.2(f)(i)
Entertainment Group Inter-Group Interest Subsidiary Securities	Article IV, Section A.2(f)(i)
Entertainment/Capital Group Optional Conversion Ratio	Article IV, Section A.2(b)(iv)(B)
Entertainment/Interactive Group Optional Conversion Ratio	Article IV, Section A.2(b)(v)(B)
Entertainment Group Inter-Group Partial Redemption Election	Article IV, Section A.2(f)(ii)(E)(4)
Entertainment Group Inter-Group Redemption Amount	Article IV, Section A.2(f)(ii)(E)(4)
Entertainment Group Redemption Amount	Article IV, Section A.2(f)(ii)(B)(II)
Entertainment Group Redemption Shares	Article IV, Section A.2(f)(i)

Entertainment Group Redemption Stockholder Approval	Article IV, Section A.2(a)(v)(B)
Interactive Group Distribution Subsidiary Securities	Article IV, Section A.2(g)(i)
Interactive Group's Fractional Interest in the Capital Group	Article IV, Section A.2(c)(i)(A)
Interactive Group's Fractional Interest in the Entertainment Group	Article IV, Section A.2(c)(ii)(A)
Interactive Group Inter-Group Dividend	Article IV, Section A.2(c)(iii)(A)
Interactive Group Inter-Group Dividend Amount	Article IV, Section A.2(c)(iii)(A)
Interactive Group Inter-Group Interest Subsidiary Securities	Article IV, Section A.2(g)(i)
Interactive Group Inter-Group Partial Redemption Election	Article IV, Section A.2(g)(ii)(E)(4)
Interactive Group Inter-Group Redemption Amount	Article IV, Section A.2(g)(ii)(E)(4)
Interactive Group Inter-Group Redemption Election	Article IV, Section A.2(g)(i)
Interactive/Capital Group Optional Conversion Ratio	Article IV, Section A.2(b)(ii)(B)
Interactive/Entertainment Group Optional Conversion Ratio	Article IV, Section A.2(b)(iii)(B)
Interactive Group Redemption Amount	Article IV, Section A.2(g)(ii)(B)(II)
Interactive Group Redemption Shares	Article IV, Section A.2(g)(i)
Interactive Group Redemption Stockholder Approval	Article IV, Section A.2(a)(v)(C)
Liberty Capital Common Stock	Article IV, Section A.1
Liberty Entertainment Common Stock	Article IV, Section A.1
Liberty Interactive Common Stock	Article IV, Section A.1
Liquidation Unit Determination Period	Article IV, Section A.2(h)(ii)(A)
Preferred Stock	Article IV(b)
Preferred Stock Designation	Article IV, Section B
proceeding	Article V, Section E.2(a)
Series A Liberty Capital Common Stock	Article IV, Section A.1
Series A Liberty Entertainment Common Stock	Article IV, Section A.1
Series A Liberty Interactive Common Stock	Article IV, Section A.1

Series B Liberty Capital Common Stock	Article IV, Section A.1
Series B Liberty Entertainment Common Stock	Article IV, Section A.1
Series B Liberty Interactive Common Stock	Article IV, Section A.1
Series C Liberty Capital Common Stock	Article IV, Section A.1
Series C Liberty Entertainment Common Stock	Article IV, Section A.1
Series C Liberty Interactive Common Stock	Article IV, Section A.1

        (k)    Reclassification.    The Corporation will not reclassify, subdivide or combine one series of Liberty Capital Common Stock without reclassifying, subdividing or combining each other series of Liberty Capital Common Stock on an equal per share basis. The Corporation will not reclassify, subdivide or combine one series of Liberty Entertainment Common Stock without reclassifying, subdividing or combining each other series of Liberty Entertainment Common Stock on an equal per share basis. The Corporation will not reclassify, subdivide or combine one series of Liberty Interactive Common Stock without reclassifying, subdividing or combining each other series of Liberty Interactive Common Stock on an equal per share basis.

        (l)    Transfer Taxes.    The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of a certificate or certificates representing any shares of capital stock and/or other securities on conversion or redemption of shares of Common Stock pursuant to this Section A.2. The Corporation will not, however, be required to pay any tax that may be payable in respect of any issue or delivery of a certificate or certificates representing any shares of capital stock in a name other than that in which the shares of Common Stock so converted or redeemed were registered and no such issue or delivery will be made unless and until the Person requesting the same has paid to the Corporation or its transfer agent the amount of any such tax, or has established to the satisfaction of the Corporation or its transfer agent that such tax has been paid.

SECTION B

PREFERRED STOCK

        The Preferred Stock may be divided and issued in one or more series from time to time, with such powers, designations, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereof, as will be stated and expressed in a resolution or resolutions providing for the issue of each such series adopted by the Board of Directors (a "Preferred Stock Designation"). The Board of Directors, in the Preferred Stock Designation with respect to a series of Preferred Stock (a copy of which will be filed as required by law), will, without limitation of the foregoing, fix the following with respect to such series of Preferred Stock:

                (i)    the distinctive serial designations and the number of authorized shares of such series, which may be increased or decreased, but not below the number of shares thereof then outstanding, by a certificate made, signed and filed as required by law (except where otherwise provided in a Preferred Stock Designation);

                (ii)   the dividend rate or amounts, if any, for such series, the date or dates from which dividends on all shares of such series will be cumulative, if dividends on stock of such series will be cumulative, and the relative preferences or rights of priority, if any, or participation, if any, with respect to payment of dividends on shares of such series;

                (iii)  the rights of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, if any, and the relative preferences or rights of priority, if any, of payment of shares of such series;

                (iv)  the right, if any, of the holders of such series to convert or exchange such stock into or for other classes or series of a class of stock or indebtedness of the Corporation or of another Person, and the terms and conditions of such conversion or exchange, including provision for the adjustment of the conversion or exchange rate in such events as the Board of Directors may determine;

                (v)   the voting powers, if any, of the holders of such series, including whether such series will be designated as a Capital Group Voting Security, an Entertainment Group Voting Security, an Interactive Group Voting Security and/or a Voting Security and, if so designated, the terms and conditions on which such series may vote together with the holders of any other class or series of capital stock of the Corporation;

                (vi)  the terms and conditions, if any, for the Corporation to purchase or redeem shares of such series; and

                (vii) any other relative rights, powers, preferences and limitations, if any, of such series.

        The Board of Directors is hereby expressly authorized to exercise its authority with respect to fixing and designating various series of the Preferred Stock and determining the relative rights, powers and preferences, if any, thereof to the full extent permitted by applicable law, subject to any stockholder vote that may be required by this Certificate. All shares of any one series of the Preferred Stock will be alike in every particular. Except to the extent otherwise expressly provided in the Preferred Stock Designation for a series of Preferred Stock, the holders of shares of such series will have no voting rights except as may be required by the laws of the State of Delaware. Further, unless otherwise expressly provided in the Preferred Stock Designation for a series of Preferred Stock, no consent or vote of the holders of shares of Preferred Stock or any series thereof will be required for any amendment to this Certificate that would increase the number of authorized shares of Preferred Stock or the number of authorized shares of any series thereof or decrease the number of authorized shares of Preferred Stock or the number of authorized shares of any series thereof (but not below the number of authorized shares of Preferred Stock or such series, as the case may be, then outstanding).

        Except as may be provided by the Board of Directors in a Preferred Stock Designation or by law, shares of any series of Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes will have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reissued as part of a new series of Preferred Stock to be created by a Preferred Stock Designation or as part of any other series of Preferred Stock.

ARTICLE V

DIRECTORS

SECTION A

NUMBER OF DIRECTORS

        The governing body of the Corporation will be a Board of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect additional directors, the number of directors will not be less than three (3) and the exact number of directors will be fixed by the Board of Directors by resolution. Election of directors need not be by written ballot.

SECTION B

CLASSIFICATION OF THE BOARD

        Except as otherwise fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any series of Preferred Stock to separately elect additional directors, which additional directors are not required to be classified pursuant to the terms of such series of Preferred Stock, the Board of Directors will be divided into three classes: Class I, Class II and Class III. Each class will consist, as nearly as possible, of a number of directors equal to one-third (1/3) of the number of members of the Board of Directors authorized as provided in Section A of this Article V. The term of office of the initial Class I directors will expire at the annual meeting of stockholders in 2008; the term of office of the initial Class II directors will expire at the annual meeting of stockholders in 2009; and the term of office of the initial Class III directors will expire at the annual meeting of stockholders in 2010. At each annual meeting of stockholders of the Corporation the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director's earlier death, resignation or removal.

SECTION C

REMOVAL OF DIRECTORS

        Subject to the rights of the holders of any series of Preferred Stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the total voting power of the then outstanding Voting Securities entitled to vote thereon, voting together as a single class.

SECTION D

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

        Subject to the rights of holders of any series of Preferred Stock, vacancies on the Board of Directors resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the Board of Directors, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is apportioned, and until such director's successor will have been elected and qualified or until such director's earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director, except as may be provided with respect to any additional director elected by the holders of the applicable series of Preferred Stock.

SECTION E

LIMITATION ON LIABILITY AND INDEMNIFICATION

        1.    Limitation On Liability.    To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of the Corporation will not be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this paragraph 1 will be prospective only and will not adversely affect any limitation, right or protection of a director of the Corporation existing at the time of such repeal or modification.

        2.     Indemnification.

                (a)    Right to Indemnification.    The Corporation will indemnify, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) incurred by such person. Such right of indemnification will inure whether or not the claim asserted is based on matters which antedate the adoption of this Section E. The Corporation will be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors.

                (b)    Prepayment of Expenses.    The Corporation will pay the expenses (including attorneys' fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this paragraph or otherwise.

                (c)    Claims.    If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 60 days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful, will be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by Delaware law. In any such action the Corporation will have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

                (d)    Non-Exclusivity of Rights.    The rights conferred on any person by this paragraph will not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate, the Bylaws, agreement, vote of stockholders or resolution of disinterested directors or otherwise.

                (e)    Other Indemnification.    The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

        3.    Amendment or Repeal.    Any amendment, modification or repeal of the foregoing provisions of this Section E will not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

SECTION F

AMENDMENT OF BYLAWS

        In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors, by action taken by the affirmative vote of not less than 75% of the members of the Board of Directors then in office, is hereby expressly authorized and empowered to adopt, amend or repeal any provision of the Bylaws of this Corporation.

ARTICLE VI

TERM

        The term of existence of this Corporation shall be perpetual.

ARTICLE VII

STOCK NOT ASSESSABLE

        The capital stock of this Corporation shall not be assessable. It shall be issued as fully paid, and the private property of the stockholders shall not be liable for the debts, obligations or liabilities of this Corporation. This Certificate shall not be subject to amendment in this respect.

ARTICLE VIII

MEETINGS OF STOCKHOLDERS

SECTION A

ANNUAL AND SPECIAL MEETINGS

        Subject to the rights of the holders of any series of Preferred Stock, stockholder action may be taken only at an annual or special meeting. Except as otherwise provided in a Preferred Stock Designation with respect to any series of Preferred Stock or unless otherwise prescribed by law or by another provision of this Certificate, special meetings of the stockholders of the Corporation, for any purpose or purposes, will be called by the Secretary of the Corporation (i) upon the written request of the holders of not less than 66 2/3% of the total voting power of the then outstanding Voting Securities entitled to vote thereon or (ii) at the request of at least 75% of the members of the Board of Directors then in office.

SECTION B

ACTION WITHOUT A MEETING

        Except as otherwise provided in a Preferred Stock Designation with respect to any series of Preferred Stock, no action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

ARTICLE IX

ACTIONS REQUIRING SUPERMAJORITY STOCKHOLDER VOTE

        Subject to the rights of the holders of any series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the total voting power of the then outstanding Voting Securities entitled to vote thereon, voting together as a single class at a meeting specifically called for such purpose, will be required in order for the Corporation to take any action to authorize:

                (i)    the amendment, alteration or repeal of any provision of this Certificate or the addition or insertion of other provisions herein; provided, however, that this clause (i) will not apply to any such amendment, alteration, repeal, addition or insertion (A) as to which the laws of the State of Delaware, as then in effect, do not require the consent of this Corporation's stockholders, or (B) that at least 75% of the members of the Board of Directors then in office have approved;

                (ii)   the adoption, amendment or repeal of any provision of the Bylaws of the Corporation; provided, however, that this clause (ii) will not apply to, and no vote of the stockholders of the

Corporation will be required to authorize, the adoption, amendment or repeal of any provision of the Bylaws of the Corporation by the Board of Directors in accordance with the power conferred upon it pursuant to Section F of Article V of this Certificate;

                (iii)  the merger or consolidation of this Corporation with or into any other corporation; provided, however, that this clause (iii) will not apply to any such merger or consolidation (A) as to which the laws of the State of Delaware, as then in effect, do not require the consent of this Corporation's stockholders, or (B) that at least 75% of the members of the Board of Directors then in office have approved;

                (iv)  the sale, lease or exchange of all, or substantially all, of the property or assets of the Corporation; provided, however, that this clause (iv) will not apply to any such sale, lease or exchange that at least 75% of the members of the Board of Directors then in office have approved; or

                (v)   the dissolution of the Corporation; provided, however, that this clause (v) will not apply to such dissolution if at least 75% of the members of the Board of Directors then in office have approved such dissolution.

        Nothing contained in Section A.2 of this Certificate shall in any way limit, modify or otherwise affect any voting requirement set forth in this Article IX. Any stockholder approval required pursuant to this Article IX or the DGCL will be in addition to, and not in lieu of, any approval of the holders of Liberty Capital Common Stock, Liberty Entertainment Common Stock or Liberty Interactive Common Stock required pursuant to Section A.2. of this Certificate.

        All rights at any time conferred upon the stockholders of the Corporation, pursuant to this Certificate are granted subject to the provisions of this Article IX."

        IN WITNESS WHEREOF, the undersigned has executed this Restated Certificate of Incorporation this         day of                         ,        .

LIBERTY MEDIA CORPORATION
By:
Name:
Title:

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification Of Directors And Officers.

        Section 145 of the Delaware General Corporation Law ("DGCL") provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

        Article V, Section E of the Restated Certificate of Incorporation (the "Charter") of the Registrant, as will be in effect at the time of the reclassification, provides as follows:

        1.     Limitation On Liability. To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of the Registrant shall not be liable to the Registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this paragraph 1 shall be prospective only and will not adversely affect any limitation, right or protection of a director of the Registrant existing at the time of such repeal or modification.

        2.     Indemnification.

                (a)   Right to Indemnification. The Registrant will indemnify, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) incurred by such person. Such right of indemnification will inure whether or not the claim asserted is based upon matters which antedate the adoption of Section E of the Charter. The Registrant will be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors of the Registrant.

                (b)   Prepayment of Expenses. The Registrant will pay the expenses (including attorneys' fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this paragraph or otherwise.

                (c)   Claims. If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 60 days after a written claim therefor has been received by the Registrant, the claimant may file suit to recover the unpaid amount of such claim and, if successful, will be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by Delaware law. In any such action, the Registrant will have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

                (d)   Non-Exclusivity of Rights. The rights conferred on any person by this paragraph will not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Charter, the bylaws of the Registrant, agreement, vote of stockholders or resolution of disinterested directors or otherwise.

                (e)   Other Indemnification. The Registrant's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

        3.     Amendment or Repeal. Any amendment, modification or repeal of the foregoing provisions of Section E of the Charter will not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Item 21. Exhibits And Financial Statement Schedules.

Exhibit No.	Document
3.1	Form of Restated Certificate of Incorporation of the Registrant (to be in effect contemporaneously with the effective time of the reclassification)
3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4 (File No. 333-132452) as filed on March 15, 2006)
4.1	Specimen certificate for shares of the Registrant's Series A Liberty Capital common stock, par value $.01 per share
4.2	Specimen certificate for shares of the Registrant's Series B Liberty Capital common stock, par value $.01 per share
4.3	Specimen certificate for shares of the Registrant's Series A Liberty Entertainment common stock, par value $.01 per share
4.4	Specimen certificate for shares of the Registrant's Series B Liberty Entertainment common stock, par value $.01 per share
5.1	Opinion of Baker Botts L.L.P.
8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters
8.2	Form of Opinion of Baker Botts L.L.P. regarding certain tax matters (to be delivered as a condition to the closing of the reclassification)
23.1	Consent of KPMG LLP
23.2	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)
24.1	Power of Attorney (included on page II-7)
99.1	Proxy Card

(b)
Financial Statement Schedules. Schedules not listed above have been omitted because the information to be set forth therein is not material, not applicable or is shown in the financial statements or notes thereto.

Item 22. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, state of Colorado, on September 7, 2007.

LIBERTY MEDIA CORPORATION
By:	/s/ CHARLES Y. TANABE Name: Charles Y. Tanabe Title: Executive Vice President, General Counsel and Secretary

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher W. Shean and Charles Y. Tanabe and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, to sign and file (i) any or all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all exhibits thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority, to do and perform each and every act and thing requisite or necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons (which persons constitute a majority of the Board of Directors) in the capacities and on the dates indicated:

Name	Title	Date

/s/ JOHN C. MALONE John C. Malone	Chairman of the Board and Director	September 7, 2007
/s/ GREGORY B. MAFFEI Gregory B. Maffei	Chief Executive Officer (Principal Executive Officer), President and Director	September 7, 2007
/s/ DAVID J.A. FLOWERS David J.A. Flowers	Senior Vice President and Treasurer (Principal Accounting Officer)	September 7, 2007
/s/ CHRISTOPHER W. SHEAN Christopher W. Shean	Senior Vice President and Controller (Principal Financial Officer)	September 7, 2007
/s/ ROBERT R. BENNETT Robert R. Bennett	Director	September 7, 2007
Donne F. Fisher	Director

/s/ PAUL A. GOULD Paul A. Gould	Director	September 7, 2007
David E. Rapley	Director
/s/ M. LAVOY ROBISON M. Lavoy Robison	Director	September 7, 2007
/s/ LARRY E. ROMRELL Larry E. Romrell	Director	September 7, 2007

EXHIBIT INDEX

Exhibit No.	Document
3.1	Form of Restated Certificate of Incorporation of the Registrant (to be in effect contemporaneously with the effective time of the reclassification)
3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4 (File No. 333-132452) as filed on March 15, 2006)
4.1	Specimen certificate for shares of the Registrant's Series A Liberty Capital common stock, par value $.01 per share
4.2	Specimen certificate for shares of the Registrant's Series B Liberty Capital common stock, par value $.01 per share
4.3	Specimen certificate for shares of the Registrant's Series A Liberty Entertainment common stock, par value $.01 per share
4.4	Specimen certificate for shares of the Registrant's Series B Liberty Entertainment common stock, par value $.01 per share
5.1	Opinion of Baker Botts L.L.P.
8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters
8.2	Form of Opinion of Baker Botts L.L.P. regarding certain tax matters (to be delivered as a condition to the closing of the reclassification)
23.1	Consent of KPMG LLP
23.2	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)
24.1	Power of Attorney (included on page II-7)
99.1	Proxy Card